Form 20-F
period 2020-12-31
Guardforce AI Co., Ltd
filed 2021-04-29
CIK 1804469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from ___________ to ___________

Commission file number: 000-56154

GUARDFORCE AI CO., LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Lei WANG (olivia.wang@guardforceai.com)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand

(Address of Principal Executive Offices)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand

Tel: +66 (0) 2973 6011

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Not applicable	Not applicable	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

ordinary shares, $0.001 par value per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,068,959 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☒	Other ☐
Standards as issued by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes  ☐ No

Annual Report on Form 20-F

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Guardforce,” “we,” “us,” “our” and the “Company” are to the combined business of Guardforce AI Co., Limited, a Cayman Islands company, its subsidiaries and other consolidated entities;

●	“AI Holdings” are to Guardforce AI Holdings Limited (BVI), a BVI company;

●	“AI Robots” are to Guardforce AI Robots Limited (BVI), a BVI company;

●	“AI Hong Kong” are to Guardforce AI Hong Kong Co., Limited, a Hong Kong company;

●	“AI Technology” are to Guardforce AI Technology Limited, a BVI company

●	“Horizon Dragon” are to Horizon Dragon Limited (BVI), a BVI company;

●	“Southern Ambition” are to Southern Ambition Limited (BVI), a BVI company;

●	“AI Thailand” are to Guardforce AI Group Co., Limited (Thailand), a Thailand company;

●	“GF Cash (CIT)” are to Guardforce Cash Solutions Security (Thailand) Co., Ltd., a Thailand company;

●	“Handshake” are to Handshake Networking Limited, a Hong Kong company;

●	“BVI” are to the British Virgin Islands;

●	“Cayman Islands” are to the Cayman Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“Thailand” are to the Kingdom of Thailand;

●	“SEC” are to the Securities and Exchange Commission;

●	“FINRA” are to the Financial Industry Regulatory Authority;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Baht” and “THB” are to the legal currency of Thailand;

●	“Bank of Thailand” or “BOT” are to Thailand’s central bank;

●	“CIT” are to cash-in-transit or cash/valuables-in-transit;

●	“U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States; and

●	“VCAB” are to VCAB Eight Corporation.

●	“Companies Law” are to the Companies Law (2018 Revision) of the Cayman Islands.

Forward-Looking Information

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in Thailand, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

NAME	Position	Address
Wing Khai Terence Yap	Director, Chairman and CFO	96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand

Lei Wang	Director and CEO	96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand

Feng Dai	Director	1A, Meiya, Meichen Garden, Fuqiang Road, Futian District, Shenzhen, China.

Jingyi Tu	Director	B, Building 12, Yangchou Garden, Yangchou Road, Dapeng New District, Shenzhen, Guangdong, China

Konki Lo	Director	Flat E, 18/F, BLK 2, The Victoria Towers, 188 Canton RD, Tsim Sha Tsui, Kowloon, Hong Kong

John Fletcher	Director	1501 Broadway, Suite 1515, New York, NY 10036

David Ian Viccars	Director	33/63 Soi 2/3, Mooban Ladawan, Srinakarin Road, Bangkok, Thailand 10540

For the sake of clarity, this annual report follows the English naming convention of given name followed by surname name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Director and CEO will be presented as “Lei Wang,” even though, in Chinese, her name is presented as “Wang Lei.”

B. Advisors

Our legal adviser with respect to US securities laws and the filing of this annual report on Form 20-F is Bevilacqua PLLC, with a business address at 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036.

C. Auditors

Our independent registered public accounting firm with respect to the audits of the Company’s consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended included in this Annual Report on Form 20-F is Wei, Wei & Co., LLP, with a business address at 133-10 39th Avenue, Flushing, New York 11354.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

Guardforce was incorporated on April 20, 2018 in the Cayman Islands as a holding company to acquire the business of GF Cash (CIT) which operates as our indirect subsidiary. GF Cash (CIT) was incorporated in 1982 in Thailand and has been operating in the cash-in-transit, or CIT, industry since that time.

A. Selected Financial Data

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Relating to our Business

The effect of the coronavirus, or the perception of its effects, on our operations and the operations of our customers and suppliers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have been closely monitoring the outbreak of the Coronavirus (“COVID-19”) that is now spreading all over the world, including to Thailand. The duration and extent of the coronavirus pandemic and related government actions may impact many aspects of our business, including creating workforce limitations, travel restrictions and impacting our customers and suppliers. If a significant percentage of our workforce is unable to work, either because of illness or travel or government restrictions in connection with the coronavirus outbreak, our operations may be negatively impacted. The Company’s response strategy in areas of high impact may result in a temporary reduced workforce as a result of self-isolation or other government or Company imposed measures to quarantine impacted employees and prevent infections at the workplace.

In addition, the coronavirus may result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including Thailand, resulting in an economic downturn that could affect demand for our products and services. Imposed government regulations could adversely impact the Company’s results of operations, business, financial condition, or prospects derived from its operations in Thailand or other affected areas. Further, the outbreak of the coronavirus may negatively impact our customers and related service providers, which would likely impact our revenues and operating results. Any of these events could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. At this point, the extent to which the coronavirus may impact our results is uncertain.

Our negative operating profits may raise substantial doubt regarding our ability to continue as a going concern.

As of December 31, 2020, we had a deficit of approximately $4.7 million and negative equity of $2.2 million. Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing or obtain financing on favorable terms for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, we may exhaust our cash resources and be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We operate in highly competitive industries.

We compete in industries that are subject to significant competition and pricing pressures in most markets. The competition mainly comes from international companies liked Brinks and Armaguard. There are also a number of local CIT companies having very good relationships with their clients. Additionally, we are facing potential competition from the commercial banks which market their own cash management solutions to their customers and hire CIT companies as their subcontracted CIT suppliers. Furthermore, many banks have their own CIT subsidiaries to serve them exclusively.

Our business model requires significant fixed costs associated with offering many of our services including, but not limited to, costs to operate a fleet of armored vehicles. Because we believe we have competitive advantages such as brand name recognition and a reputation for a high level of service and security, we resist competing on price alone. However, continued pricing pressure from competitors or failure to achieve pricing based on the competitive advantages identified above could result in lost volume of business and could have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, given the highly competitive nature of our industry, it is important to develop new solutions and product and service offerings to help retain and expand our customer base. Failure to develop, sell and execute new solutions and offerings in a timely and efficient manner could also negatively affect our ability to retain our existing customer base or pricing structure and have an adverse effect on our business, financial condition, results of operations and cash flows.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues.

Historically, we have derived a significant portion of our revenues from our top five customers, four of which are commercial banks and one of which is a state-owned bank. For the year ended December 31, 2020, the state-owned bank (the Government Savings Bank) accounted for approximately $10.2 million in revenue or 27.2% of our revenue.

For the year ended December 31, 2020, revenues from the next four largest customers combined were approximately $17.0 million or 45.2% of our revenue. Our top five customers combined accounted for approximately 72.4% of our revenue.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers. In addition, revenues from these larger customers, especially our two largest customers, may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other facts, some of which may be outside of our control. Further, some of our contracts with these larger customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations and/or trading price of our ordinary shares. If either of our two largest customers terminates our services, such termination would negatively affect our revenues and results of operations and/or trading price of our ordinary shares.

Changes to legislation in Thailand may negatively affect our business.

The legislation in Thailand relating to the security industry is not fully developed and may change depending on the government and a new prime minister. Also, new security acts which were launched in 2017 have applied very strict control on staff issues such as recruitment standards, training criteria and firearms. These developments could have an adverse effect on our business, financial condition and results of operations.

Unexpected increases in minimum wages in Thailand would reduce our net profits.

The government of Thailand does not have a regular system to review minimum wages and may enact, on very short notice, when, for example, the local political environment changes or there is a new prime minister, new laws and regulations to increase minimum wages. Any material increase in minimum wages will directly impact the cost of services of the Company and reduce net profits.

Increases in fuel cost would negatively impact our cost of operations.

As the CIT industry relies on a large consumption of fuel for the operation of its vehicles, an increase in oil prices will negatively impact the operating costs of the Company.

Our strategy may not be successful.

If we are unable to achieve our strategic objectives and anticipated operating profit improvements, our results of operations and cash flows may be adversely affected.

We might not have sufficient cash to fully execute our growth strategy.

We expect that we will need approximately U.S. $3.0 million per year (approximately 8% of our annual revenue) to execute the growth strategy outlined elsewhere in this annual report. We expect that we will have sufficient cash on hand and cash in the bank, generated from our annual cash flows, to fund our planned growth strategy capital expenditures. To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to access commercial banking credit facilities as the need arises. There can be no assurance, however, that we will have or be able to acquire the necessary capital to accomplish our listed strategic objectives. If we are not able to fully execute our growth strategy, our business could suffer.

We might not have sufficient cash to repay a related party loan obligation.

As discussed elsewhere in this annual report, we have a loan outstanding in the principal amount of $13.51 million due and payable in full on December 31, 2022, to Profit Raider Investment Limited, or Profit Raider. We will require an extension of the maturity date of this loan and we cannot be sure whether or not Profit Raider will extend the maturity date of the loan. If Profit Raider does not extend the loan, we will need to seek an alternative source of funding to replace the loan. There can be no assurance, however, that we would be able to find such alternative funding on terms acceptable to us, if at all. If we cannot obtain an extension of the maturity date of the loan and are not otherwise able to refinance the loan, we may default on the loan and such default would have a material adverse effect on our financial condition, cash flows and results of operations and could result in an action by Profit Rader against us to collect the amount due under the loan along with interest, fees and any other applicable chargers.

Our business success depends on retaining our leadership team and attracting and retaining qualified personnel.

Our future success depends, in part, on the continuing services and contributions of our leadership team to execute on our strategic plan and to identify and pursue new opportunities. Our future success also depends, in part, on our continued ability to attract and retain highly skilled and qualified personnel. Any turnover in senior management or inability to attract and retain qualified personnel could have a negative effect on our results of operations.  Turnover in key leadership positions within the Company may adversely affect our ability to manage the company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of current personnel, any of which could have a material adverse effect on our business and results of operations.

In the future we may not be able to use the Guardforce trademark, which could have a negative impact on our business.

We license the “Guardforce” name and trademark from Guardforce Security Thailand Company Limited (THAI SP) under the terms of a binding memorandum of understanding effective March 2, 2020 between GF Cash (CIT) and Guardforce Security Thailand Company Limited (THAI SP). Under the terms of this license we can use, at no cost and on a non-exclusive, non-transferable basis, the “Guardforce” name and related trademark(s) in promoting GF Cash (CIT)’s business and selling any goods and services solely related to the business of cash-in-transit and other ancillary services provided by GF Cash (CIT) in Thailand, solely in the manner approved by THAI SP from time to time. This license has a term of three years and will renew automatically for additional three-year periods unless either party gives written notice to terminate the agreement no less than 30 days prior to the next upcoming renewal period start date. Additionally, the license may be cancelled by either party at any time with six months’ prior written notice to the other party.

If for any reason our license with THAI SP is terminated or expires, our business may suffer and the value that we believe we have built in our brand name throughout Thailand will be lost. In such event, we would have to market our business under a new brand, and it may take significant time before our existing customers and future customers recognize our new brand. The loss of our ability to continue to utilize the Guardforce name and related trademarks could have a material adverse effect on our business.

We may be subject to service quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims, and if such claims are determined adversely to us we may be required to pay significant damage awards.

We may be subject to legal proceedings and claims from time to time relating to the quality of our services. The defense of these proceedings and claims could be both costly and time-consuming and significantly divert the efforts and resources of our management. An adverse determination in any such proceeding could subject us to significant liability. In addition, any such proceeding, even if ultimately determined in our favor, could damage our reputation and prevent us from maintaining or increasing revenues and market share. Protracted litigation could also result in our customers or potential customers limiting their use of our service.

Decreasing use of cash could have a negative impact on our business.

The proliferation of payment options other than cash, including credit cards, debit cards, stored-value cards, mobile payments and on-line purchase activity and digital currencies, could result in a reduced need for cash in the marketplace and a decline in the need for physical bank branches and retail stores.  To mitigate this risk, we are developing new lines of business, including, among other things, cash management solutions for retail chains and banks, multi-function machines (for cash and digital cash) and coins solutions for minting facilities. In addition, we are developing non-cash security technology related solutions such as robotics, cybersecurity and data analytics (including artificial intelligence) but there is a risk that these initiatives may not offset the risks associated with our traditional cash-based business and that our business, financial condition, results of operations and cash flows could be negatively impacted.

Implementation of our robotics solution has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop and launch our robotics solution. In 2020, we utilized our existing resources to build and develop our robotics solution. We plan to make further capital investments related to our robotics solution in the future. Our robotics related investment plans are subject to change, and will depend, in part, on market demand for robotic services, the competitive landscape for provision of such services and the development of competing technologies. There is no assurance of the success of our entry into the robotics business as there may not be sufficient demand for our robotics solution, as a result of competition or otherwise, to permit us to recoup or profit from our robotics related capital investments.

We may fail to successfully integrate our acquisition of Handshake Networking Ltd. and may fail to realize the anticipated benefits.

In March 2021, we completed the acquisition of 51% of Handshake Networking Ltd. While we are hoping to benefit from a range of synergies from this acquisition, including by offering our customers bundled physical and cybersecurity services, we may not be able to integrate this new business and may fail to realize the expected benefits in the near term, or at all. Handshake operates in a highly competitive cybersecurity industry. Its business success will depend, in part, on market demand for its cybersecurity services, the competitive landscape for the provision of such service and the development of competing technologies. Our business and financial condition may be adversely affected if the business of Handshake fails or we fail to manage our investment in Handshake successfully.

We may not be able to obtain the necessary funding for our future capital or refinancing needs.

We may be required to raise additional funds for our future capital needs or to refinance our current indebtedness and future indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available to us or provided on acceptable terms.

Any compromise of the cyber security of our platform could materially and adversely affect our business, operations and reputation.

Our products and services involve the storage and transmission of users’ and other customers’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users or other customers to disclose sensitive information in order to gain access to our data or our users’ or other customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and other customers, and may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and results of operations.

Our transfer pricing decisions may result in uncertain tax exposures for our group.

We have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations in relations to the purchase of robotics equipment for our robotics solutions businesses in the region. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any countries has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income and potentially to pay additional taxes for prior tax periods. We expect that the issue of the validity of our transfer pricing procedures will become of greater importance as we continue our expansion in markets in which we currently have a limited presence and attempt to penetrate new markets. Any change to the allocation of our income as a result of reviews by taxing authorities could have a negative effect on our financial condition and results of operations. In addition, there maybe challenges involved in complying with local pertinent tax rules and regulations.

Risks Relating to our Corporate Structure

We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.

The laws and regulations in Thailand place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. The Thai Foreign Business Act B.E. 2542 (1999), or FBA, requires foreigners to obtain approval under the FBA in order to engage in most service businesses. A company registered in Thailand will be considered a foreigner under the FBA if foreigners hold 50% or more of the shares in the company. The Security Guard Business Act B.E. 2558 (2015), or SGBA, also requires that companies applying for approval to engage in the business of providing security guard services by providing licensed security guards to protect people or personal property must have more than half of its shares owned by shareholders of Thai nationality and must have more than half of its directors being of Thai nationality.

We conduct our business activities in Thailand using a tiered shareholding structure in which direct foreign ownership in each Thai entity is less than 50%. See “Item 4. Information on the Company—C. Organizational Structure—Thailand Shareholding Structure.” The FBA considers the immediate level of shareholding of a company to determine the number of shares held by foreigners in that company for the purposes of determining whether the company is a foreigner within the meaning of the FBA, and will have regard to the shareholdings of a corporate shareholder which holds shares in that company to determine whether that corporate shareholder is a foreigner, however no cumulative calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Such shareholding structure has allowed us to consolidate our Thai operating entities as our subsidiaries.

We have engaged legal counsel Watson Farley & Williams (Thailand) Limited in Thailand, and they are of the opinion that the shareholding structure of GF Cash (CIT) does not result in GF Cash (CIT) being a foreigner within the meaning of the FBA or failing to comply with the nationality requirements imposed by the SGBA. However, the local or national authorities or regulatory agencies in Thailand may reach a different conclusion, which could lead to an action being brought against us by administrative orders or in local courts. The FBA prohibits Thai nationals and non-foreigner companies from assisting, aiding and abetting or participating in the operation of a foreigner’s business if the foreigner would require approval under the FBA to engage in that business, or to act as a nominee in holding shares in a company to enable a foreigner to operate a business in contravention of the FBA. The FBA does not provide detailed guidance on what degree of assistance contravenes the FBA, however Thai shareholders are likely to be regarded as nominees under the FBA if they do not have sufficient funds to acquire their shares or did not pay for their shares, or if they have agreed to not to be paid the dividends to which they would be entitled under the company’s articles of association.

Documentation filed with the Ministry of Commerce includes supporting evidence that the Thai nationals holding shares in AI Thailand had sufficient financial resources to acquire their shares and confirms that AI Thailand has received the amount payable for those shares. If the authorities in Thailand find that our arrangements do not comply with their prohibition or restrictions on foreign investment in our lines of business, or if the relevant government entity otherwise finds that we or any of our subsidiaries is in violation of the relevant laws or regulations or lack the necessary registrations, permits or licenses to operate our businesses in Thailand, they would have broad discretion in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;

●	imposing penalties of up to THB 1 million and imprisonment of up to three years plus penalties of THB 50,000 (approximately $1,560) for every day of a continuing offence;

●	ordering the cessation of any aiding or abetting contrary to the FBA;

●	discontinuing or placing restrictions or onerous conditions on the operations of our Thai subsidiaries, or on our operations through any transactions between our Company or our Cayman Islands or BVI subsidiaries on the one hand and our Thai subsidiaries on the other hand;

●	confiscating income from us, our BVI subsidiaries, or Thai subsidiaries, or imposing other requirements with which such entities may not be able to comply;

●	imposing criminal penalties, including fines and imprisonment on our Thai subsidiaries, their shareholders or directors;

●	requiring us to restructure our ownership structure or operations, including the sale of shares in GF Cash (CIT), which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our Thai subsidiaries; or

●	restricting or prohibiting our use of the proceeds of any public offering we may conduct to finance our business and operations in Thailand.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our Thai subsidiaries that most significantly impact their economic performance, or prevent us from receiving the economic benefits or absorbing losses from these entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with IFRS.

Risks Relating to Doing Business in Thailand

A severe or prolonged downturn in the global economy or the markets that we primarily operate in could materially and adversely affect our revenues and results of operations.

We primarily operate in Thailand. Weak economic conditions as a result of a global economic downturn and decreased demand and prices due to the increased popularity of digital cash across the world may have a negative impact on our business. Decreased demand and prices would reduce our income and weaken our business. There are still great uncertainties regarding economic conditions and the demand for cash processing services. Any turbulence in global economies and prolonged declines in demand and prices in Thailand may adversely affect our business, revenues and results of operations. Apart from the above, the following factors may also affect our business: (1) the threat of terrorism is high within Thailand; (2) the political situation is not stable especially under the military rule and governance; (3) currency exchange rates; (4) bribery and corruption; (5) high tax rates; and (6) unstable energy prices.

We are vulnerable to foreign currency exchange risk exposure.

The value of the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.

Our consolidated financial statements are expressed in U.S. dollars, which is our reporting currency. Most of the revenues and expenses of GF Cash (CIT) are denominated in the THB. Meanwhile, our functional currency of our various other subsidiaries, is the U.S. dollar. To the extent that we need to convert THB into U.S. dollars for our operations, appreciation of the U.S. dollar against the THB would adversely affect the U.S. dollar amounts we recognize from the conversion. Fluctuations in the exchange rate will also affect the relative value of the U.S. dollar-denominated loan that we have borrowed from a related party.

The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

We are a holding company, and our main operating subsidiary is located in Thailand. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Thailand—Regulations on Dividend Distributions.” Companies remitting payments to recipients outside of Thailand must obtain approval from the Bank of Thailand at the time of the remittance if the remittance exceeds the equivalent of US$50,000. In practice, this approval is managed by the Bank of Thailand and is typically granted if copies of the supporting documentation showing the need for the transaction can be provided. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Thailand to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Risks Relating to the Market for our Common Shares

There is no active public trading market for our common shares and you may not be able to resell our common shares.

Our common shares have only recently been approved for quotation on the OTC Markets Group, Inc. Pink tier and, currently, there is no established public trading market for our common shares. In the absence of an active trading market, you may not be able to liquidate your investment, which could result in the loss of your investment.

We are controlled by a small group of shareholders, whose interests may differ from other shareholders.

As of the date of this Form 20-F, our principal shareholder, Mr. Jingyi Tu, beneficially owned 67% of our total outstanding shares. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our ordinary shares. In addition, because this shareholder effectively controls our Company, he would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between this shareholder and our Company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our Company.

Future issuances of our shares would dilute the interests of existing shareholders.

We are authorized to issue a total of 300,000,000 ordinary shares. As of the date of this annual report, we have an aggregate of 52,762,637 outstanding shares, including 562,620 ordinary shares that we recently issued in connection with the Merger (as defined below) with VCAB and 131,105 ordinary shares that we issued in connection with our acquisition of a controlling interest in Handshake. This means that we could potentially issue up to an additional 247,237,363 ordinary shares.

We may determine to issue additional shares in the future. The issuance of a substantial amount of shares would have the effect of substantially diluting the interests of our shareholders. In addition, the sale of a substantial amount of shares in the public market, either in the initial issuance or in a subsequent resale could have an adverse effect on the market price of our shares.

Acquisitions in the future may result in the demand for significant additional funding which may result in substantial dilution to existing shareholders.

If we engage in any acquisition activity in the future, we may require funding generated through the sale of additional shares or other equity which could result in significant dilution to our existing shareholders. The financial results of acquired businesses may not achieve expectations which may have a significant impact on our per share earnings, and thus, the value of our shares.

Future acquisitions or divestitures could materially change our business and materially and adversely affect our results of operations and financial condition.

We plan to focus our efforts on future strategic priorities in pursuing strategic acquisitions and strategic partnerships. Presented with appropriate opportunities, we may acquire businesses or assets that we believe complement our existing business. Any such acquisitions are invariably subject to associated execution risk including issues relating to the integration of new operations and personnel, geographical coordination, retention of key management personnel, systems integration and the integration of corporate cultures. The acquisition and integration could cause the diversion of management’s attention or resources from our existing business or cause a temporary interruption of, or loss of momentum in, our current business. We could also lose key personnel from the acquired companies. There may be unforeseen or unknown liabilities, or we may not be able to generate sufficient revenue to offset new costs of any acquisitions and strategic partnerships. The execution of international expansion of our operations exposes us to a number of additional risks including difficulties in staffing and managing overseas operations, fluctuations in foreign currency exchange rates, increased costs associated with maintaining the ability to understand local trends, difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas locations in which we operate, failure to develop appropriate risk management and internal control structures tailored to overseas operations, inability to obtain, maintain or enforce intellectual property rights, unanticipated changes in economic conditions and regulatory requirements in overseas operations. These risks associated with strategic repositioning, future acquisitions and strategic partnerships could have a material and adverse effect on our business, results of operations, financial condition and liquidity.

We have no plans to pay dividends.

To date, we have paid no cash dividends on our shares. For the foreseeable future, earnings generated from our operations will be retained for use in our business and not to pay dividends.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in Thailand. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant assets are located outside of the United States. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against the Company, under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Thailand, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or Thailand courts would entertain original actions brought in the courts of the Cayman Islands or Thailand, against us or such persons predicated upon the securities laws of the United States or any state.

Because we are incorporated under the laws of the Cayman Islands, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law and by the common law of the Cayman Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, and the rights of our shareholders differ from those that would apply, if we were incorporated in the United States or another jurisdiction. The rights of shareholders under Cayman Islands law may not be as clearly established as the rights of shareholders are in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholders’ actions must be taken in good faith. Obviously unreasonable actions by controlling shareholders may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States or other jurisdictions. Although a shareholder of a Cayman Islands company may sue the company derivatively, the procedures and defenses available to the company may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholders’ approval, or which would require shareholders’ approval under the laws of most of the states in the United States or other jurisdictions. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The legal and commercial name of the Company is Guardforce AI Co., Limited. The Company was incorporated in the Cayman Islands under the Companies Law on April 20, 2018. The address of our principal place of business is 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand. Our telephone number is +66 (0) 2973 6011. The name and address of our agent for service is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

Guardforce was incorporated in 2018 to acquire, indirectly, GF Cash (CIT) which is an operating company providing cash solutions and cash handling services located in Thailand. Please refer to our group chart for the description of shareholdings of the whole group.

Corporate History and Structure

AI Holdings was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Holdings is a 100% owned subsidiary of Guardforce. AI Holdings’ registered office is located at P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

AI Robots was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Robots is a 100% owned subsidiary of Guardforce.

AI Hong Kong was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on May 30, 2018. AI Hong Kong is a 100% owned subsidiary of Guardforce.

Southern Ambition was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on August 3, 2018. Southern Ambition is a 100% owned subsidiary of AI Robots.

Horizon Dragon was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on July 3, 2018. Horizon Dragon is a 100% owned subsidiary of AI Holdings.

AI Thailand was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 outstanding shares with a par value of THB 10 per share. 48,999 of the outstanding shares in AI Thailand are owned by Southern Ambition and one of the outstanding shares is owned by Horizon Dragon, for an aggregate of 49,000 shares, or 49%, and 51,000 shares, or 51%, are owned by two citizens of Thailand.

With respect to the two Thai citizens’ economic rights in and to the GF Cash (CIT) operating business, pursuant to articles 6(1) to (3) of the Articles of Association of Al Thailand, the holders of Class B preferred shares of AI Thailand are entitled to (i) dividends at the rate of 10% of the par value of the preferred shares held before dividends are issued to holders of ordinary shares, (ii) cumulative dividends for years in which Al Thailand has made profit but has not declared a dividend and (iii) the return of their paid up capital on the dissolution or liquidation of Al Thailand before any assets are distributed to the holders of ordinary shares. As the par value of shares in Al Thailand is THB 10, the aggregate dividend entitlement of the two Thai nationals on any declaration of dividends by AI Thailand is approximately 0.01%, with 99.99% of the balance of dividends being payable to Southern Ambition.

Originally, each of the two Thai Nationals had entered into shareholders agreements with Southern Ambition, which, among other things, vested the management and administration of AI Thailand in the hands of Southern Ambition. Being that the two Thai citizens hold only nominal voting rights and economic interests in AI Thailand in accordance with the relevant provisions of the Articles of Association of Al Thailand, these shareholder agreements have been terminated and are no longer in effect and we do not have any other contractual agreements in place with the two Thai citizens.

Pursuant to Article 17 of the Articles of Association of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders and the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. As a result of this voting structure, Southern Ambition is entitled to cast more than 95% of the votes of AI Thailand at a general meeting of its shareholders. This voting control at a general meeting of shareholders is sufficient to remove, replace and appoint all or any of the directors of AI Thailand. Being that under Section 1144 of the Civil and Commercial Code of Thailand, limited companies are managed by the directors, Southern Ambition has the right of management of AI Thailand by exercising its rights to convene general meetings of shareholders to determine the composition of the AI Thailand board of directors and to pass resolutions to be observed by the directors.

Taking into account the AI Thailand voting structure, the Company, which indirectly wholly owns Southern Ambition through its ownership of AI Robots, is able to maintain control of the GF Cash (CIT) operating business without GF Cash (CIT) being regarded as a foreigner under Thailand’s foreign ownership laws.

GF Cash (CIT) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares with a par value of THB 70 per share. 3,821,143 of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one share being held by Southern Ambition and 36,000 shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand.

The shares in GF Cash (CIT) currently owned by AI Thailand and Southern Ambition were previously held by Guardforce TH Group Co Ltd and Guardforce 3 Limited. As AI Thailand owns more than 95% of the shares in GF Cash (CIT), AI Thailand has effective control over GF Cash (CIT) at the shareholder level.

AI Thailand acquired its shares in GF Cash (CIT) from Guardforce TH Group Co Ltd on September 26, 2018, and on the same day Southern Ambition acquired one share of GF Cash (CIT) from Guardforce 3 Limited. These share transfers have been recorded in the share register of GF Cash (CIT) and have also been registered with the Ministry of Commerce of Thailand.

Bangkok Bank Public Company Limited has been a minority shareholder in GF Cash (CIT) since 1982. Bangkok Bank Public Company Limited was invited to become a strategic partner in GF Cash (CIT) to facilitate GF Cash (CIT)’s local business expansion in the banking sector.

On March 25, 2021, we completed the acquisition from a third party of 51% of the outstanding ordinary shares of Handshake, a Hong Kong company.

The following diagram illustrates our corporate structure as of the date of this annual report.

Merger of VCAB Eight Corporation into Guardforce AI Co., Limited

On March 10, 2020, we completed a merger (which we refer to herein as the Merger) in which VCAB Eight Corporation, a Texas corporation, or VCAB, merged with and into us. VCAB was subject to a bankruptcy proceeding in the United States Bankruptcy Court for the Northern District of Texas, or the Bankruptcy Court, and had no assets, no equity owners and no liabilities, except for approximately 1,300 holders of Class 5 Allowed General Unsecured Claims and one holder of allowed administrative claims who we collectively refer to as the Claim Holders. Pursuant to the terms of the Merger agreement, and in accordance with the VCAB bankruptcy plan, we have issued an aggregate of 2,631,579 of our ordinary shares, which we refer to as the Plan Shares, to the Claim Holders as full settlement and satisfaction of their respective claims. As provided in the bankruptcy plan, the Plan Shares have been issued pursuant to Section 1145 of the United States Bankruptcy Code. As a result of the Merger, the separate corporate existence of VCAB was terminated. We consummated the Merger to increase our shareholder base to, among other things, assist us in qualifying for quotation on one of the listing tiers of OTC Markets Group, Inc.

The 2,631,579 Plan Shares are exempt from the registration requirements of the Securities Act and freely tradeable upon issuance, pursuant to Section 1145 of the U.S. Bankruptcy Code. The issued Plan Shares may be resold without registration pursuant to Section 4(a)(1) of the Securities Act, provided that the reseller is not an underwriter within the meaning of Section 1145(b) of the U.S. Bankruptcy Code.

The Merger did not have a material impact on our consolidated financial statements as of and for the year ended December 31, 2020. During 2020, we had issued 2,068,959 shares and we had issued the remaining 562,620 in April 2021. The total calculated fair value was approximately $19,000, and we recorded the related charge as a share-based compensation expense. Our net loss for the year ended December 31, 2020 was reduced by this charge of approximately $19,000.

We engaged HFG Capital Investments, L.L.C., or HFG, to provide us with advisory services and assist us in our efforts to consummate the Merger. Under this agreement which terminated on October 31, 2020, we paid HFG an advisory fee of $325,000. Separately, HFG, acting as the principal of VCAB, introduced us to VCAB. HFG was a holder of a confirmed administrative expense claim in the VCAB bankruptcy proceeding and was authorized by the Plan to coordinate a merger transaction such as the Merger. HFG’s claim as well as claims held by other VCAB creditors were exchanged for our ordinary shares upon completion of the Merger. We did not pay HFG any compensation for its participation in the Merger.

Principal Capital Expenditures

As discussed in more detail below, the Company operates in Thailand in the cash logistics business. During the past three years, the Company’s capital investments in Thailand have been concentrated in the acquisition of armored vehicles, business office rentals, security equipment and software systems. The major categories of our capital expenditures for the past three years are set forth below along with U.S. dollar amounts and percentages spent in each category. The sources of funds for these expenditures have been internal operating funds and bank financing.

Principal Capital Expenditures	2020 (U.S.$)	Percentage of Total Expenditures	2019 (U.S.$)	Percentage of Total Expenditures	2018 (U.S.$)	Percentage of Total Expenditures
Leasehold improvements	38,876	2.8%	-	-%	28,271	0.9%
Machinery and equipment	62,626	4.4%	122,942	15.7%	259,424	8 .1%
Office decoration and equipment	136,497	9.7%	53,015	6.8%	803,285	25.1%
Vehicles	25,237	1.8%	85,919	10.9%	1,197,559	37.4%
Assets under construction	-	-%	521,817	66.6%	912,525	28.5%
GDM machines	285,510	20.3%	-	-%	-	-%
Robots	860,026	61.0%	-	-%	-	-%
TOTAL	1,408,772		783,693		3,201,064

Principal Capital Expenditures Currently in Progress

Currently, the Company is involved in the Thai market with capital expenditures in the following areas. The Company expects that sources of funds for these ongoing expenditures will be derived from available operating funds, bank financing and, if necessary, debt and equity financing from third-party investors:

Principal Capital Expenditures	Estimate for Year 2021(U.S.$)	Percentage of Total Expenditures
Leasehold improvements	909,000	44 ..1%
Machinery and equipment	206,000	10 .0%
Office decoration and equipment	249,000	12 .1%
Vehicles	397,000	19 .3%
Assets under construction	300,000	14 .5%
TOTAL	2,061,000

B. Business Overview

General

We were founded in 2018 to acquire our operating subsidiary GF Cash (CIT). The principal office of our Company is located in Bangkok, Thailand.

Our operating subsidiary, GF Cash (CIT), was founded in 1982 (the Company was formerly named Securicor (Thailand) Limited) and was renamed G4S Cash Service (Thailand) Limited in 2005. The Company was renamed again as Guardforce Cash Solution (Thailand) Limited in 2016 and then according to the new security laws in 2018, the name was further changed to “Guardforce Cash Solution Security (Thailand) Company Limited. The principal office of GF Cash (CIT) is located in Bangkok, Thailand.

We are a market leader with almost 40 years of experience in the cash logistics business in Thailand and our services include cash-in-transit, dedicated vehicles to banks, ATM management, cash center operations, cash processing, coin processing, cheque center, and cash deposit machine solutions (cash deposit management and express cash service). Our customers include local commercial banks, chain retailers, coin manufacturing mints, and government authorities. Our five major customers are Government Savings Bank, Bank of Ayudhya, TMB Bank, Thanachart Bank and CP All Public Company. A few global customers also retain our services under temporary contract. As of December 31, 2020, we have employed 1779 staff located in 21 branches and have 477 vehicles.

Substantially all of our revenues are derived from GF Cash (CIT)’s secure logistic business and gross revenue for the years ended December 31, 2020 and 2019 was approximately $37.65 million and $38.57 million, respectively.

In 2020, in addition to our secure logistics business, we began to develop other non-cash related solutions and services. In view of the pace of global robotics development and in response to the more automated requirements, driven in part by the COVID-19 pandemic, we have begun to rollout robotic solutions for our clients in Thailand and the rest of the Asia Pacific region. We have also begun to rollout other technologically related solutions in response to the changing needs of our clients. As of December 31, 2020, we have generated approximately $0.2 million in revenue from our robotic solutions business.

Industry Overview

Secure logistics Industry

GF Cash (CIT) operates within the Secure logistics industry. Demand for GF Cash (CIT) services is expected to continue in the coming years even though some local banks have started to promote plastic money solutions in the market.

Currently, the secure logistics market in Thailand is large and the demand for the commercial movement of both banknotes and coins is not showing signs of reduction.

Competition is high from international and local companies. We expect the competition to increase and this could affect our pricing strategies.

With industry applicable security laws in place since 2016, the entrance barrier for potential competitors will be higher and this will slow down the deployment and market entry plans of other international players.

Some of the major Thai banks still have hesitation and reluctance with respect to outsourcing their operations. However, following the government policy of increasing the minimum wage as well as the aging of existing staff, certain banks are now willing to discuss the possible cash management outsourcing plans.

Service Robots Industry

To mitigate the risk associated with increased competition, we have begun to introduce more technologically related services. During the third quarter of 2020, we introduced our robotics solutions as a competitive point of differentiation.

According to Mondor Intelligence report, the Asia Pacific market for service robots is expected to register a CAGR of 46.6% during the forecast period (2020-2025), The demand and utilization of service robots is expected to increase in the region, owing to the rapid development of robotic systems by Chinese and Japanese companies. Asian institutions and companies are gaining strong financial and regulatory support from governments to add these technologies in personal and professional applications. In addition, the significant outbreak of the COVID-19 pandemic has boosted the market for service robots, as most of the enterprises, hospitals, and other institutions believe that robotic interaction could facilitate more socially distanced models of operation, to enable a safer and faster reopening and recovery of some hotels impacted by the COVID-19 outbreak.

Competition is high from Chinese robotics manufacturing companies. We expect the competition to increase and this could affect our pricing strategies and business model. However, we believe that our long-standing client relations and brand name within the local markets will provide us with a competitive point of differentiation.

Cybersecurity Industry

In addition, to further expand our technological service offerings, during the third quarter of 2020, we introduced cybersecurity solutions to complement our existing security solutions to our clients. Asia Pacific’s cybersecurity market was valued at US$30.5 billion in 2019, and it is expected to register a CAGR of 18.3%, during the period of 2020-2025, according to a report from research firm Mordor Intelligence. Cyber criminals have become increasingly active as companies of all sizes move more and more of their businesses online, forcing SMEs and large corporations alike to dedicate more resources to fight potential online threats.

Competition is high from other international companies. We expect the competition to increase and this could affect our pricing strategies and business model. However, we believe that our long-standing client relations and brand name within the local markets will provide us with a competitive point of differentiation.

Our Products and Services

Our principal business is Secure Logistics Solutions. This includes: (i) Cash-In-Transit – Non Dedicated Vehicle (Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Cheque Center Service (CDC); (vii) Express Cash; (viii) Coin Processing Service; (ix) Cash Deposit Management Solutions;

Secure Logistics Solutions collects cash from its clients’ sites, then delivers the collected cash to its cash processing centers for counting, checking and packing in bundles, after which the cash is transported to the Clients’ designated depository banks and deposited into the clients’ bank accounts. We enter into contracts with our customers to establish pricing and other terms of service. We charge customers based on activities (service performed) as well as based on the value of the consignment. The followings are descriptions of our services:

In 2020, in addition to our secure logistics business, we began to develop other non-cash related solutions and services. In view of the pace of global robotics development and in response to the more automated requirements, driven in part by the COVID-19 situation, we have begun to rollout robotics solutions for our clients in Thailand and the rest of the Asia Pacific region. We have also begun to rollout other technologically related solutions in response to the changing needs of our clients. As of December 31, 2020, we have generated $220,787 in revenue from our robotic solutions business.

Core Services

Our Core Services include CIT (Non-DV), CIT (DV), ATM Management, CPC and CCT. For the year ended December 31, 2020, Core Services represented approximately 94.2% of our total revenues.

The charts below show the breakdown of our business services by sector for the fiscal years ended December 31, 2020 and 2019. These business sectors are discussed below.

Revenue by Services (For the year ended December 31, 2020)

Revenue by Services (For the year ended December 31, 2019)

(i) Cash-In-Transit – Non-Dedicated Vehicles (Non-DV)

CIT (Non-DV) includes the secure transportation of cash and other valuables between commercial banks and the Bank of Thailand, Thailand’s central bank. CIT (Non-DV) also includes the transportation of coins between the commercial banks, the Thai Royal Mints and the Bank of Thailand. As such, the main customers for this service are the local commercial banks. Charges to the customers are dependent on the value of the consignment; condition of the cash being collected (for example, seal bag collection, piece count collection, bulk count collection, or loose cash collection); and the volume of the transaction. Vehicles used for the delivery of this service are not dedicated to the specific customers.

For the years ended December 31, 2020 and 2019, CIT (Non-DV) revenues were approximately $12.0 million (32.0%) and 12.1 million (31.2%), respectively.

(ii) Cash-In-Transit - Dedicated Vehicle to Banks (DV)

CIT (DV) includes the secure transportation of cash and other valuables between commercial banks. As part of this service, dedicated vehicles are assigned specifically to the contracted customer for their dedicated use between the contracted designated bank branches. As this is a dedicated vehicle service, customers will submit direct schedules to our CIT teams for the daily operational arrangements and planning. Charges to the customers are on a per vehicle per month basis.

For the years ended December 31, 2020 and 2019, CIT (DV) revenues were approximately $4.8 million (12.8%) and $5.0 million (12.9%), respectively.

(iii) ATM Management

ATM management includes cash replenishment services and first and second line of maintenance services for the ATM machines. First line of maintenance services (FLM) includes rectification of issues related to jammed notes, dispenser failures and transaction record print-out issues. Second line of maintenance services (SLM) includes all other issues that cannot be rectified under the FLM. SLM includes complete machine failure, damage to hardware and software, among other things.

For the years ended December 31, 2020 and 2019, ATM Management revenues were approximately $12.5 million (33.3%) and $14.0 million (36.4%), respectively.

(iv) Cash Processing (CPC)

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

For the years ended December 31, 2020 and 2019, CPC revenues were $2.8 million (7.5%) and $2.3 million (5.9%), respectively.

(v) Cash Center Operations (CCT)

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

For the years ended December 31, 2020 and 2019, CCT revenues were approximately $3.3 million (8.6%) and $3.7 million (9.5%), respectively.

(vi) Cheque Center Service (CDC)

Cheque Center Service (CDC) includes secured cheque pickup and delivery service.

For the years ended December 31, 2020 and 2019, CDC revenues were approximately $0.1 million (0.2%) and $0.4 million (1%), respectively.

(vii) Express Cash

The express cash service is an expansion of our Guardforce Digital Machine, or GDM, solution. We work with commercial banks to have a mobile GDM installed in our CIT vehicles to collect cash from retail customers at the retailers’ sites. The cash is immediately processed inside the CIT vehicle and the cash counting results are immediately transmitted to GF Cash (CIT) headquarters and to the commercial bank. That bank will then credit the counted amount to its customers’ bank accounts. We launched the Express Cash service in 2019.

For the years ended December 31, 2020 and 2019, express cash service revenues were approximately $0.1 million (0.3%) and $nil (nil%), respectively.

(viii) Coin Processing Service

The Coin Processing Service includes the secure collection of coins from retail businesses and banks. The coins are stored and then delivered to the Royal Thai Mint, a sub-division of the Thai Treasury Department, Ministry of Finance. We deploy manpower to work at the Royal Thai Mint as cashier services. Additionally, we use our existing vehicle fleet to deliver coins from the Royal Thai Mint to bank branches, and vice versa.

For the years ended December 31, 2020 and 2019, coin processing service revenues were approximately $0.3 million (0.8%) and $0.04 million (0.1%), respectively.

(ix) Cash Deposit Management Solutions (GDM)

Cash Deposit Management Solutions are currently delivered by our Guardforce Digital Machine (GDM). The GDM product is deployed at customer sites to provide secured retail cash deposit services. Customers use our GDM product to deposit daily cash receipts. We then collect the daily receipts from our GDM in accordance to the agreed schedules. All cash receipts are then securely collected and delivered to our cash processing center for further handling and processing.

For the years ended December 31, 2020 and 2019, GDM revenues were $1.5 million (3.9%) and $1.2 million (3.0%), respectively.

(xi) Robotic Solutions

Our robotic solutions product offering is currently delivered via the deployment of T1-tempreature scanning concierge robots. Customers use our concierge robots to ensure compliance with COVD-19 health safety requirements. In addition, we are currently in the process of developing other value-added applications such as access control and environmental data analytics.

For the year ended Dec 31, 2020, robotics solutions revenues were $0.2 million (0.6%).

Service or performance obligations for each service type are as follows:

Fixed Fees
Service Type	Service/Performance Obligations	Per delivery / order	Per month
Cash-In-Transit (CIT) – Non Dedicated Vehicles (Non-DV)	Delivery from point A to point B per customer request. Service obligation is generally completed within same day.	√
Cash-In-Transit (CIT) – Dedicated Vehicles to Banks (DV)	Delivery from point A to point B per customer request. Service obligation is generally completed within same day.	√
ATM Management	Includes replenishment of ATM machines and first level maintenance services. Service obligation is generally completed within the same day.	√
Cash Processing (CPC)	Cash counting, sorting and vaulting services for customers in the retail industry.		√
Cash Center Operations (CCT)	Cash counting, sorting and depositing for local commercial banks on behalf of Bank of Thailand (BOT).		√
Cheque Center Service (CDC)	Handles cheque consolidation and distribution on behalf of local commercial bank.		√
Express Cash	Armored trucks (with onboard GDM) and crew teams are assigned to collect cash on behalf of local commercial banks. Service obligation is generally completed within the same day.	√
Coin Processing Service	Armored vehicles and crew teams are assigned to collect/deliver coins to/from customer sites. Service obligation is generally completed within the same day.	√
Cash Deposit Management Solutions	Cash deposit machine (Guardforce Digital Machine – GDM) are installed at the customers’ sites for the collection of cash.		√
Robotics AI Solutions – sales of robots	Sale transaction deemed completed upon customer’s acknowledgment of receipt of robot	√
Robotics AI Solutions – rental of robots	Robots are placed at the customer’s site and they are leased out for a fixed term		√

Disaggregation information of revenue by service type is as follows:

	For the year ended December 31,
Service Type	2020 (USD)	Percentage of Total Revenue	2019 (USD)	Percentage of Total Revenue
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	12,045,914	32.0%	12,052,738	31.2%
Cash-In-Transit – Dedicated Vehicle to Banks (CIT DV)	4,822,354	12.8%	4,958,139	12.9%
ATM Management	12,542,613	33.3%	14,024,291	36.4%
Cash Processing (CPC)	2,842,209	7.5%	2,283,835	5.9%
Cash Center Operations (CCT)	3,256,423	8.6%	3,661,135	9.5%
Cheque Center Service (CDC)	61,197	0.2%	394,290	1.0%
Others **	399,978	1.1%	38,570	0.1%
Cash Deposit Management Solutions (GDM)	1,457,307	3.9%	1,158,082	3.0%
Robotic Solutions	220,787	0.6%
Total	37,648,782	100.0%	38,571,080	100.0%

**	Others include primarily revenue from express cash and coin processing services.

Sales and Marketing

During the 2021 fiscal year, we will endeavor to ensure that all of its existing client contracts will be renewed, to protect our major sources of existing income. In addition, we plan to undertake the following activities to promote our businesses:

1.	To continue to work closely with local Thailand commercial banks to attract more retail chain customers to our secure logistic solutions such as outsourced cash management services.

2.	To work closely with existing customers to extend our secure logistics solutions throughout Thailand and other industries.

3.	To use our existing nationwide infrastructure in Thailand to promote and introduce our robotic solutions as the country begins to recover from the COVID lockdown, in particular, to hotels, airports, transportation hubs, hospitals and shopping centers.

4.	To work closely with partners in the region to promote and introduce our robotic solutions in particular, in Singapore, Hong Kong, Malaysia and other Asian countries.

5.	To work closely with our clients to introduce cybersecurity solutions, especially in Hong Kong and Thailand.

Customers

Since 2008, the major client of our secure logistics business has been the Government Savings Bank, a state-owned Thai bank located in Bangkok.

For the year ended December 31, 2020, the revenue derived from the Government Savings Bank was approximately $10.2 million, which accounted for approximately 27.2% of our revenue.

For the year ended December 31, 2020, our next four largest customers were the Bank of Ayudhya Public Company, TMB Bank Public Company, Thanachart Bank Public Company and CP All Public Company. The total revenue derived from these four customers was approximately $17.0 million or 45.2% of our revenue. Our top five customers combined accounted for approximately 72.4% of our revenue.

For the year ended December 31, 2020, 69% of our revenue was generated from bank customers, while retail customers and others such as hospitality, corporate and logistics sectors accounted for 31% of these revenues.

We are now starting to diversify our customer portfolio by acquiring more retail customers and entering other new service sectors in order to balance the portfolio and better protect our business.

Our business development and customer service teams actively participate in all contract renewal processes in order to retain the contracts that are up for renewal and to establish and maintain good relationships with our customers.

Competition

Our principal business is secure logistics. The chart below references GF Cash (CIT) as “GFCTH” and names GF Cash (CIT)’s competitors showing relative market share in 2020.

THAILAND MARKET SHARE 2020

Source: Thailand Revenue Department

The secure logistics industry in Thailand is subject to significant competition and pricing pressure. The main competitors are the international companies such as Brinks (and Armaguard, which we expect to enter the Thai market in the near future), and there are also many local CIT competitors in Thailand having very good relationships with their clients.

Additionally, several banks have their own CIT subsidiaries which serve these banks exclusively.

We also face potential competition from certain commercial banks which market their own cash management solutions to their customers and hire CIT companies as their CIT suppliers.

Across the CIT industry, most CIT companies want to have a footprint in the retail sector and they use lower pricing as a competitive strategy.

Despite the high competition in the CIT industry in Thailand, we believe that we have significant competitive advantages, including:

●	Full coverage in the entire country with 21 branches;

●	Flexible and reliable operations;

●	Continuity of our management team;

●	The BOT has authorized GF Cash (CIT) to run 10 Cash Centers in Thailand to support Cash Center operations to the BOT;

●	Long term relationship with local commercial banks; and

●	More than 20 years of experience among the staff/management team in the cash logistics solutions business in Thailand.

The robotics industry in Thailand and within the rest of the Asia Pacific region is still in its infancy. Competition is high as most competitors are engaged in selling the robots as a stand-alone product. The majority of our competitors are Chinese and Japanese robotics manufacturers. At present, there is no clear market leader.

The cybersecurity industry in Thailand and within the rest of the Asia Pacific region is extremely fragmented with numerous start-ups targeting niche segments of the cybersecurity market. We expect that with the growing transformation of existing business to online platforms, the demand for various cybersecurity solutions will grow significantly. Competition is high as existing dominant players in the US and Europe try to gain market share within the Asia Pacific region. However, we believe that there will be a merging of physical security and cybersecurity as customers will require not only cybersecurity but also the physical security solutions.

Despite the high competition in Thailand, we believe that we have significant advantages in our robotics and cybersecurity solutions, including;

●	Our significant distribution network via our existing 21 branches located across the entire country;

●	Our existing clients could also be our potential clients for our robotics and cybersecurity solutions and

●	We have more than 20 years of experience in the security business. The robotics and cybersecurity businesses are an extension of our security services.

Growth Strategy

We believe that trends in the security industry during the next decade will be characterized by rapid technological change, continual convergence between physical security and cybersecurity and increased competition. Against the backdrop of these industry trends, we aim to enhance shareholder value by maintaining and consolidating our leading position in the Thailand secured logistics services market as well as leveraging our competitive strengths to exploit new opportunities arising from the increasing physical and cyber convergence and the growth in regional security demand.

Our principal strategies are to:

●	Continue to maintain our leadership position in Thailand by providing the best in class solutions to our clients. This includes development of artificial intelligence, or AI, systems within our logistical network to improve service deliveries and value add solutions to our clients.

●	Offer a broad range of new and innovative services that are non-cash related. We will continue to drive robotics solutions and applications as the market becomes more educated and adapted to accept new technologies. In addition, we will continue to explore the deployment of cybersecurity related solutions as businesses and individuals become more connected and more vulnerable to security intrusions and cyber thefts.

●	Increase the speed of transformation by acquiring or establishing partnerships with technological innovators in the cybersecurity, artificial intelligence, robotics and related fields. To that end, on March 25, 2021, we completed our acquisition of 51% of Handshake. Please refer to the Recent Development section below for more information about our Handshake business.

Management believes that we will require approximately $3.0 million (approximately 8% of our annual revenue) to execute the growth strategy outlined above. Since 2017, we have experienced an average year on year revenue growth of approximately 4.6%. Based on our cash flows from operations, we have been able to allocate approximately 2% of our annual revenues for capital improvements, business development and investment purposes. Management plans to continue this practice and will set aside approximately 1% of our annual revenues, from the Company’s operating cash flows, to fund our planned capital expenditures to achieve the above itemized growth strategies.

As of December 31, 2020, our cash and cash equivalents was approximately $8.4 million. (See Note 3. “Cash, Cash Equivalents and Restricted Cash” in our audited consolidated financial statements for the years ended December 31, 2020 and 2019 on page F-21 for details on our cash position.) To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to access commercial banking credit facilities as the need arises.

There can be no assurance, however, that we will be able to accomplish any of the above listed strategic objectives or to acquire the necessary capital on terms acceptable to us, if at all. See “Risk Factors - We might not have sufficient cash to fully execute our growth strategy.”

Intellectual Property

Currently, there is no intellectual property owned by us. We utilize a third party cloud-based CIT operating system (developed and owned by Stander Information Systems, or Stander) to assist current customers in automating their processes to reduce manual workloads. GF Cash (CIT) pays Stander a license fee on a monthly basis to use this operating system.

Under the terms of a binding memorandum of understanding effective March 2, 2020 between GF Cash (CIT) and Guardforce Security Thailand Company Limited (THAI SP), an affiliated entity that owns the “Guardforce” trademark, GF Cash (CIT) can use, at no cost and on a non-exclusive, non-transferable basis, the “Guardforce” name and related trademark(s) in promoting its business and selling any goods and services solely related to the business of cash-in-transit and other ancillary services provided by GF Cash (CIT) in Thailand, solely in the manner approved by THAI SP from time to time. Additionally, under the terms of this memorandum of understanding, THAI SP has agreed to support GF Cash (CIT) in its efforts to use and promote the Guardforce trade name and GF Cash (CIT)’s Guardforce business in the Thai market. The memorandum of understanding has a term of three years and will renew automatically for additional three year periods unless either party gives written notice to terminate the agreement no less than 30 days prior to the next upcoming renewal period start date. Additionally, the memorandum of understanding may be cancelled by either party at any time with six months’ prior written notice to the other party. Although certain, non-related, non-Thai based companies use the Guardforce trademark outside of Thailand, no other companies use the Guardforce trademark in Thailand.

Although we believe that we have entered into a cooperative and supportive agreement with THAI SP, if for any reason our license with THAI SP is terminated or expires, our business may suffer and the value that we believe we have built in our brand name throughout Thailand will be lost. In such event, we would have to market our business under a new brand, and it may take significant time and cost before our existing customers and future customers recognize our new brand. The loss of our ability to continue to utilize the Guardforce name and related trademarks could have a material adverse effect on our business.

Government Regulation

Foreign Investment in Thailand

The laws and regulations in Thailand place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. The Thai Foreign Business Act B.E. 2542 (1999), or FBA, requires foreigners to obtain approval under the FBA in order to engage in most service businesses. A company registered in Thailand will be considered a foreigner under the FBA if foreigners hold 50% or more of the shares in the company. The Security Guard Business Act B.E. 2558 (2015), or SGBA, also requires that companies applying for approval to engage in the business of providing security guard services by providing licensed security guards to protect people or personal property must have more than half of its shares owned by shareholders of Thai nationality and must have more than half of its directors being of Thai nationality.

We conduct our business activities in Thailand using a tiered shareholding structure in which direct foreign ownership in each Thai entity is less than 50%. See “Item 4. Information on the Company—C. Organizational Structure—Thailand Shareholding Structure.” The FBA considers the immediate level of shareholding of a company to determine the number of shares held by foreigners in that company for the purposes of determining whether the company is a foreigner within the meaning of the FBA, and will have regard to the shareholdings of a corporate shareholder which holds shares in that company to determine whether that corporate shareholder is a foreigner, however no cumulative calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Such shareholding structure has allowed us to consolidate our Thai operating entities as our subsidiaries.

We have engaged legal as counsel Watson Farley & Williams (Thailand) Limited in Thailand, and they are of the opinion that the shareholding structure of GF Cash (CIT) does not result in GF Cash (CIT) being a foreigner within the meaning of the FBA or failing to comply with the nationality requirements imposed by the SGBA.

Licenses which GF Cash (CIT) has obtained

GF Cash (CIT) operates its business to provide security for the properties of its clients. Thus, it is regulated under, and is required to comply with, the SGBA, which is overseen and controlled by the Minister of Finance and the Metropolitan Police Commissioner.

As certain GF Cash (CIT) employees are required to carry loaded firearms for use in the performance of their services to certain clients, GF Cash (CIT) is required to obtain a license to possess firearms and ammunition and to comply with the Firearms, Ammunition, Explosives, Fireworks, and the Equivalent of Firearms Act B.E. 2490 which is controlled by the Prime Minister and the Minister of Interior in consultation with the Minister of Defense according to Section 6 of the Firearms, Ammunition, Explosives, Fireworks, and the Equivalent of Firearms Act B.E.2490.

Additionally, under the SGBA, GF Cash (CIT) is required to obtain a license to operate its security guard business.

The followings are all of the licenses that GF Cash (CIT) has obtained to operate its business in Thailand:

●	Security Business License of CIT (Security Industry Business Act 2015) issued by the Metropolitan Police;

●	Firearms License issued by the Metropolitan Police; and

●	Bank of Thailand certificate to run cash center operations.

Each GF Cash (CIT) security guard is also required to have an individual security personnel license according to the requirements of the SGBA and these guards need to be qualified according to the criteria specified in the SGBA.

Additionally, each GF Cash (CIT) armed guard is required to have a license for the possession of a loaded firearm, issued by the Metropolitan Police. These guards must undergo specified training and arms testing to initially receive or renew their licenses.

Internal Legal Compliance

The internal legal compliance function at GF Cash (CIT) is well-established and flexible. GF Cash (CIT)’s legal team works closely with other departments of the Company to comply with the laws, regulations and policies in Thailand and any changes that may be enacted.

Taxation

Thai recipients of dividends, interest and royalties paid by Thai companies are subject to Thai income tax, and the company making the payment is required by the Revenue Code to withhold part of the payments and remit the withheld amount to the Revenue Department towards the income tax liability of the recipient.

Dividends distributed by GF Cash (CIT) and AI Thailand to Thai shareholders will be both subject to a 10% withholding tax. Dividends distributed by GF Cash (CIT) and AI Thailand to foreign shareholders that do not carry on business in Thailand will also be both subject to 10% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Thai companies are permitted to pay dividends only to the extent they can pay the dividends out of profits. Companies are required to make an allocation to a statutory reserve each time dividends are issued until the aggregate amount in reserve reaches or exceeds one tenth of the company’s capital. The allocation must be at least one twentieth of the profit the company has earned from its business.

Interest paid to a Thai company (other than a financial institution) will be subject to a 1% withholding tax. Interest paid to a foreign lender that does not carry on business in Thailand will be subject to a 15% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Presently, there is no double tax treaty between Thailand and the British Virgin Islands.

Foreign Currency Exchange

Our consolidated financial statements are expressed in U.S. dollars, which is our reporting currency. Most of the revenues and expenses of GF Thai Cash (CIT) are denominated in the THB. Meanwhile, our functional currency of our various other subsidiaries, is the U.S. dollar. The value of the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.

C. Organizational Structure

See “A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D. Property, Plant and Equipment

GF Cash (CIT) leases all of its existing operating facilities. GF Cash (CIT)’s main facility is in Laksi, Bangkok where it leases a 12,244 sqm (40,171 square feet) facility that serves as its head office with all supporting functions. The Laksi facility is the major operating site and covers all GF Cash (CIT) services within the Bangkok area. This facility is currently utilized at full capacity. The Laksi facility has operated for more than 20 years and is located near the Don Muang Airport. GF Cash (CIT)’s major operating equipment such as vehicles and machinery are operated out of this facility.

GF Cash (CIT) is planning to lease a new, additional facility (about one-half of the existing Laksi facility size) in the next 3-5 years, to split the existing Laksi site into two facilities to operate in parallel, to improve operational efficiency. This new planned site is also expected to be under a lease arrangement rather than purchased. Currently, the Laksi facility is located in the north part of Bangkok which, because of its distance to GF Cash (CIT)’s main service areas, requires extra traveling time between such service areas and the main operating site, thus creating extra labor cost and fuel consumption on a daily basis. The expected expenses for the new operating site are estimated to be approximately THB 1.5M – 2.0 million (approximately $46,350 - $61,800) under a monthly rental/leasing contract. GF Cash (CIT) has not yet made any expenditures for the new facility.

GF Cash (CIT) has a total of 21 branches operated in Thailand under the Guardforce name as follows:

	Main Branches	No. of Vehicles Associated with Branch	Estimated Size of Branch (sqm)
1	Bangkok (HO & Main Location)	187	1,836.00
2	Chiang Mai	22	753.75
3	Phitsanuloke	20	167.02
4	Nakorn Ratchasima (Korat)	16	838.64
5	Khon Kaen	23	282.00
6	Ubon Ratchathani	14	103.68
7	Chon Buri	24	204.36
8	Rayong	16	142.40
9	Phuket	17	258.96
10	Hat Yai	19	226.98
11	Surat Thani	17	208.31

	Normal Branches
12	Chiang Rai	10	288.00
13	Nakornsawan	7	65.62
14	Udon Thani	11	136.40
15	Surin	5	289.56
16	Sakon Nakorn	4	67.34
17	Chachoengsao	8	115.52
18	Saraburi	6	114.38
19	Ayutthaya	3	120.00
20	Nakorn Si Thammarat	6	69.40
21	Samui	5	249.75

Our main branches perform cash center activities authorized by the Bank of Thailand (BOT). Our normal branches do not provide any cash center operations. All branches (both main & normal) are under rental leases with annual renewals.

All of our branches provide ATM replenishment, ATM First line & Second line maintenance services, cash-in-transit services and cash sorting, counting and storage services.

No environmental issues affect the Company use of its assets or properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes—Forward-looking Information.”

A. Operating Results

Introduction

The following discussion, which presents the results of Guardforce AI Co., Limited and its consolidated subsidiaries, should be read in conjunction with the accompanying consolidated financial statements and notes thereto for the years ended December 31, 2020 and 2019, along with the risk factors discussed in Part I, Item 3D, “Risk Factors,” and the cautionary statement regarding forward-looking information.

As used in this Report, (a) references to “Company,” “we,” “us,” and “our” refer to Guardforce AI Co., Limited and its consolidated subsidiaries, after the reorganization described below, and (b) references to the “Company” on a historical basis, prior to the reorganization, refer to Guardforce Cash Solutions Security (Thailand) Company Limited (“GF Cash (CIT)”), unless the context requires otherwise.

This discussion is intended to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, how operating results affect our financial condition and results of our operations of the Company as a whole, and how certain accounting principles and estimates affect our financial statements.

Recent Developments

The spread of the COVID-19 around the world has caused significant business disruption commencing with the first quarter of 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread around the world. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies. While it is difficult to estimate the financial impact of COVID-19 on the Company’s operations, management believes that COVID-19 could continue to have a material adverse impact on its financial results in year 2021. On April 23, 2021, there were 2,070 new COVID-19 cases confirmed in Thailand, the biggest daily rise since the start of the pandemic. Schools, bars and massage parlours have been closed until recently and alcohol sales have been banned in restaurants in a bid to curb the pandemic. Given the rapidly changing developments we cannot accurately predict what effects these developments will have on our business going forward. While we expect demand for our services to be negatively impacted as a result of the COVID-19 crisis, increases in some lines of business, and decrease in others, the future impact of the COVID-19 crisis on our industry and our business will depend on, among other factors, the ultimate geographic spread of the virus, governmental limitations, the duration of the outbreak, travel restrictions and business closures.

On January 26, 2021, we announced that our subsidiary, Guardforce Cash Solutions Security (Thailand) Company Limited, or Guardforce AI, had been selected as the authorized operator of the Consolidated Cash Center (CCC) in the Khon Kaen province of Thailand for a period of five years starting April 19, 2021. The decision to appoint Guardforce AI was jointly made by the Thai Banking Association, representatives from Thai commercial banks and the Bank of Thailand. Under this appointment, Guardforce AI, which is an integrated security solutions provider in Asia, will provide cash management services to local financial institutions, including in nearby provinces. The establishment of the CCC in Khon Kaen will help optimize the efficiency of cash logistics management in the province, reduce associated costs and improve the overall cash logistics processes for local financial institutions.

Effective February 1, 2021, we appointed two new members to our board of directors, John Fletcher and David Ian Viccars. Each of Messrs. Fletcher and Viccars is an independent director.

On February 4, 2021, we entered into a purchase and sale agreement to acquire a 51% interest in Handshake in exchange for 131,105 of our restricted common shares valued at HK$2,550,000 (USD$327,763). This acquisition was completed on March 25, 2021.The 131,105 restricted ordinary shares that we issued to the seller of his Handshake interest are subject to a two-year lockup and certain share claw back provisions as follows: (i) 25% of the issued shares must be returned to us if Handshake does not meet a 2021 revenue target of HK$5,000,000 (USD$642,674); (ii) 25% of the issued shares must be returned to us if Handshake does not meet a 2021 net profit target of HK$200,000 (USD$25,707); (iii) 25% of the issued shares must be returned to us if Handshake does not meet a 2022 revenue target of HK$7,500,000 (USD$964,010); and (iv) the remaining 25% of the issued shares must be returned to us if Handshake does not meet a 2022 net profit target of HK$750,000 (USD$96,401).

Effective March 1, 2021, Mr. Jingxu (James) Wu resigned from his position as a member of our board of directors. Mr. Feng Dai was appointed as a member of our board of directors, replacing Mr. Wu in this position.

Overview

Guardforce Cash Solutions Security (Thailand) Company Limited, or GF Cash (CIT), is the only subsidiary of the Company with operations in Thailand.

We conduct business in one segment which provides cash solutions (i.e., efficient cash management) and cash handling services to customers including cash transportation, cash processing and ATM services markets in Thailand. We attribute our success to our focus on quality service, customer retention, and a disciplined approach to growth. We believe our business is a premium provider of services in the markets that we serve. Our newly developed robotic AI solutions service is included in the same segment during the year ended December 31, 2020.

We have grown consistently over the past several years due to our ability to attract and retain customers by providing quality services while operating as efficiently as possible. Our revenue slightly declined by 2.4% during the year ended December 31, 2020 due to the impact of COVID-19. Revenues are fairly predictable because most of our service revenues are derived from three-year contracts that generally include recurring one-year renewal clauses. During the year ended December 31, 2020 and 2019, recurring revenues have been approximately 99% of total revenues. Our primary customers are banks, which comprise approximately 69% of our revenue for the year ended December 31, 2020.

The business environment in which we operate can change quickly. We must quickly adapt to changes in the competitive landscape and local market conditions. To be successful, we must be able to balance, on a market-by market basis, the effects of changing demand on the utilization of our resources. We operate on a centralized basis but allow enough flexibility so local field management can adjust operations to the particular circumstances of their markets.

We measure financial performance on a long-term basis. We create value by focusing on yielding solid returns on capital, growing our revenues and earnings, and generating cash flows sufficient to fund our growth.

Principal Factors Affecting Our Financial Performance

Our business and results of operations are affected by general factors affecting the cash security industry, including Thailand’s overall economic growth, market demand, popularity of digital payment systems and competition among companies. Unfavorable changes in any of these economic or general industry conditions could negatively affect demand for our services and materially affect our results of operations.

Our results of operations are also affected by company-specific factors, including, among others:

Brand Recognition

Our success depends on the market perception and acceptance of our brand and the quality of services associated with this brand. Market acceptance of our brand may affect the service fees and demand for our services, the profit margin we can achieve, and our ability to grow.

Our Employees

We rely heavily on our employees to provide quality service. Our services are rendered through our operation team based in 21 different branches to customers in Thailand. As of December 31, 2020, the operations team was comprised of 1779 employees. We intend to increase our customer satisfaction by retaining our employees and training them on a regular basis. We also depend to a large extent on our employees to maintain a consistent standard of service and brand image. As we are operating in a labor intensive industry, changes in labor costs will significantly affect our results of operations. We typically maintain good relationships with our employees and are able to control labor costs through maintaining a low employee turnover ratio and negotiating reasonable annual salary increments with our employees. Employee dissatisfaction and increases in our labor costs could negatively affect our results of operations and gross profit margins to the extent that we are unable to retain customers and pass added labor costs on to customers. The GF Cash (CIT) workforce is unionized. Management representatives conduct monthly meetings with union representatives to keep close communication and maintain a good relationship between the parties. Also, an officer of the GF Cash (CIT) Department of Labor Protection and Welfare of the Thailand government participates in union meetings along with management to ensure proper communications are in place among the parties. Internal legal counsel and our Human Resources manager together ensure that all employee benefits are provided as required and that Thai labor laws and regulations are complied with fully.

Competition

Our industry is competitive. We compete with a number of national, regional, and local providers of cash security services. We compete principally on the basis of brand image, service quality, price and size, and coverage of service network. We may need to reduce our prices, enhance our service and marketing activities in order to remain competitive.

Business Segment Information

We operate in one business segment.

Results of Operations

The following table sets forth a summary of our consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2020		2019
	US$	% of Revenue	US$	% of Revenue

Revenue	37,648,782	100.0%	38,571,080	100.0%
Cost of revenue	(31,374,098)	(83.3)%	(33,928,496)	(88.0)%
Gross margin	6,274,684	16.7%	4,642,584	12%
Provision for and write off of withholding tax receivables	(1,722,762)	(4.6)%	-	-
Administrative expenses	(6,674,472)	(17.7)%	(4,753,566)	(12.3)%
Loss from operations	(2,122,550)	(5.6)%	(110,982)	(0.3)%
Other income	52,956	0.1%	160,168	0.4%
Foreign exchange gain/(loss), net	68,924	0.2%	985,829	2.6%
Finance costs	(898,748)	(2.4)%	(886,465)	(2.3)%
(Loss) Profit before income tax expense	(2,899,418)	(7.7)%	148,550	0.4%
Provision for income taxes	(242,837)	(0.6)%	(88,473)	(0.2)%
Net (loss) profit for the year	(3,142,255)	(8.3)%	60,077	0.2%
Net (loss) profit attributable to:
Equity holders of the Company	(3,126,024)		54,035
Non-controlling interests	(16,231)		6,042
	(3,142,255)		60,077

Comparison of Years Ended December 31, 2020 and 2019

Revenue

For the year ended December 31, 2020, our revenue was $37,648,782, a decrease of $922,298, or 2.4%, compared to $38,571,080 for the year ended December 31, 2019. This decrease was primarily due to the reduced number of customer orders during the severe spread of COVID-19 in Thailand from March to May 2020. The frequency of services delivered for our CIT and ATM Management business was affected as certain customers’ facilities were closed to curtail the spread of the coronavirus. In addition, our number of customer contracts remained stable compared to the fiscal year 2019, however, we offered a price reduction to one of our major customers for various contracts renewed by approximately 3% to 5%. Although there was a drop in revenue for CIT related business, we benefited from an increase and stronger demand for our GDM product by our customers. For the year ended December 31, 2020, the revenue contribution from our GDM product increased by $299,225, which represents approximately 3.9% of our total revenue as compared to 3.0% for the year ended December 31, 2019.

Cost of revenue and gross margin.

Cost of revenue:

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2020, our cost of revenue was $31,374,098, a decrease of $2,554,398, or 7.5%, compared to $33,928,496 for the year ended December 31, 2019. Cost of revenue as a percentage of our revenues decreased from 88.0% for the year ended December 31, 2019 to 83.3% for the year ended December 31, 2020. This decrease mainly reflected the effective implementation of cost reduction measures during the fiscal year of 2020. We executed a manpower streamline project that approximately 6% of our direct labor was laid off during May to July 2020. Although the manpower was reduced, there was no negative effect nor impact on our business operations as we had deployed our workforce more effectively as compared to the fiscal year 2019.

Gross margin:

As a percentage of revenue, our gross margin increased from 12.0% for the year ended December 31, 2019 to 16.7% for the year ended December 31, 2020, primarily due to our manpower streamline project that reduced the direct labor cost including cost of overtime, staff welfare and staff retirement benefits.

Administrative expenses.

The Company’s total administrative expenses are comprised of selling expenses and administrative expenses.

●	Selling expenses are comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibitions, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utility expenses and transportation charges.

●	Administrative expenses are comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements and motor vehicles and rental expenses of our administrative offices in Bangkok, Thailand.

For the year ended December 31, 2020, our total administrative expenses were $6,674,472, an increase of $1,920,906, or 40.4%, compared to $4,753,566 for the year ended December 31, 2019. The net increase was mainly due to:

a)	Increase in staff expenses and employee benefits;

b)	Increase in professional fees and other service fees in connection with our corporate restructuring and filings with the SEC; and

c)	Stock-based compensation expenses recorded in 2020.

We expect our operating expenses will increase over time as we continue to expand our business. Our selling expenses are expected to increase as we continue to expand our business and promote our Guardforce brand. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Other income.

Other income is comprised mainly of sundry income, interest income and gain (loss) from disposal of fixed assets.

For the year ended December 31, 2020, other income was $52,956, a decrease of $107,212 or 66.9%, as compared to $160,168 for the year ended December 31, 2019. The decrease was mainly due to the absence of a non-recurring true-up adjustment of prior years’ accruals related to operations made for the year ended December 31, 2019.

Finance costs.

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings and related party borrowings utilized for working capital purposes.

Income tax expense.

For the year ended December 31, 2020, our income tax expense was $242,837, an increase of $154,364, or 174.5%, as compared to $88,473 for the year ended December 31, 2019. The increase in income tax expense was mainly due to increase in taxable profit due to non-deductible expense in 2020.

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and in Thailand.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

Our wholly owned subsidiary in Hong Kong, AI Hong Kong, is subject to Hong Kong profits tax on its activities conducted in Hong Kong at a uniform tax rate of 16.5%.

Thailand

Our Company’s subsidiaries incorporated in Thailand are subject to a corporate income tax rate of 20%.

Net (loss) profit

For the year ended December 31, 2020, our net loss was ($3,142,255), a decrease of $3,202,332, as compared to net profit $60,077 for the year ended December 31, 2019. This was mainly due to an increase in administrative expenses, write off of withholding tax receivables and allowance on withholding tax receivables which were non-recurring in nature.

Although we incurred a significant net loss for the year ended December 31, 2020, we expect to see a positive trend in our future results.

Net (loss) profit attributable to non-controlling Interests.

For the years ended December 31, 2020 and 2019, net (loss) profits attributable to non-controlling interests were $(16,231) and $6,042 respectively.

Net (loss) profit attributable to equity holders of the Company

For the years ended December 31, 2020 and 2019, our net (loss) profits attributable to equity holders of the Company were $(3,126,024) and $54,035 respectively.

Inflation.

Inflation is not expected to materially affect our business or the results of our operations.

Foreign Currency Fluctuations.

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Critical Accounting Policies.

IFRS 15 Revenue from Contracts with Customers supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services or goods to a customer. IFRS 15 requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with our customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment: and hedge accounting.

The IASB issued a new standard IFRS 16 for leases. This standard replaced IAS 17. The main impact on lessees is that almost all leases are reflected on the balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exemptions are short-term and low-value leases. The Company has adopted IFRS 16 from 1 January 2019 and has not restated comparatives for the prior reporting periods, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening consolidated balance sheet on 1 January 2019.

Non-IFRS financial data

The table below is a reconciliation between IFRS and non-IFRS financial data for the adjusted net income that have not been calculated in accordance with International Financial Reporting Standards ("IFRS"). Such non-IFRS information excludes the effect, where applicable, finance costs, income taxes, depreciation and amortization expense, the write off of a long-term loan to a related party, allowance for withholding tax receivables, write off of withholding tax receivables and others.

Management believes that these excluded items are not reflective of our underlying performance. Management uses these non-IFRS financial measures to evaluate our ongoing operating performance and compare it against prior periods, make operating decisions, forecast future periods, evaluate potential acquisitions, compare our operating performance against peer companies and assess certain compensation programs. The exclusion of these and other similar items from our non-IFRS financial results should not be interpreted as implying that these items are non-recurring, infrequent or unusual. These non-IFRS measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

Investors are cautioned against placing undue reliance on the non-IFRS financial measure and are urged to review and consider carefully the adjustments made by management to the most directly comparable IFRS information. Non-IFRS financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating our operating performance or ongoing business performance. Further, non-IFRS financial measures may have limited value for purposes of drawing comparisons between companies because different companies may calculate similarly titled non-IFRS financial measures in different ways because non-IFRS measures are not based on any comprehensive set of accounting rules or principles.

	For the years ended December 31,
	2020	2019
Net (loss) profit - IFRS	$(3,142,255)	$60,077
Finance costs	898,748	886,465
Income taxes	242,837	88,473
Depreciation and amortization expense	4,979,274	5,246,912
EBITDA	2,978,604	6,281,927
Allowance for withholding tax receivables	1,012,543	-
Written off for withholding tax receivables	710,219	-
Adjusted net income (Non-IFRS)	$4,701,366	$6,281,927

Additional information and management’s assessment regarding why certain items are excluded from our Non-IFRS measures are summarized below:

Finance costs – includes amounts associated with the bank borrowings, loans from related parties, interest expense arising from the finance lease and operating lease liabilities. Finance costs depends on our financing structure, which is a function of how much debt we use to finance our operations. We believe these amounts are not correlated to future business operations and including such charges does not reflect our ongoing operations.

Income taxes – are determined by location and do not indicate the profitability or viability of our business.

Depreciation and amortization Expense – are related to acquired tangible and intangible assets which are depreciated and amortized over the expected useful lives. The expense is not considered by management in making operating decisions, and the expense is non-cash in nature.

Allowance for withholding tax receivables – was made for the first time during 2020. We determined the allowance based on the recent historical collection experience and economic conditions. We believe these charges are not correlated to future business operations and including such charges does not reflect our ongoing operations. In addition, such allowance can vary each year and make comparisons less reliable.

Write off of withholding tax receivables – represents the difference between the withholding tax receivable recorded and the actual refund received from the Thai Revenue Department. The write off is one-time in nature which is partially outside of our control and it is difficult to predict the timing and amount of refund will be received. This write off is unrelated to our continuing operating performance. The amount is not considered by management in making operating decisions and we believe the exclusion of this item is useful in providing management a basis to evaluate ongoing operating activities and strategic decision making.

B. Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations and bank borrowings. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

We incurred net loss of $3,142,255 during the year ended December 31, 2020. As of December 31, 2020, we had an equity deficit of $2,160,018 and we had net current assets of $8,942,979. We expect to finance our operations primarily through cash flow from operations and borrowings from financial institutions and related parties. In the event that we require additional funding to finance the growth of our current and expected future operations as well as to achieve our strategic objectives.

Our directors have estimated our cash flow from future operations and available borrowing facilities and have concluded that we have, or will have access to, sufficient financial resources to meet our financial obligations as and when they fall due in the coming twelve months. There can be no assurances, however, that any of the borrowing facilities we may be contemplating as being available to us in the future will, in fact, be available to us on acceptable terms, if at all.

Given our current credit status and the current availability of capital to us, we believe that we will not encounter any major difficulties in obtaining additional bank borrowings. We plan to fund our future business plans, capital expenditures and related expenses as described in this annual report with cash from operations and short-term and long-term indebtedness. We believe our existing cash, cash equivalents and cash flow from future operations and cash borrowings will be sufficient to fund our operations for the next 12 months.

As of December 31, 2020 and, 2019, we had cash and cash equivalents of approximately $8.4 million and $6.1million, respectively.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,
	2020	2019
Net cash provided by operating activities	$4,907,501	$4,992,611
Net cash used in investing activities	(1,431,506)	(451,512)
Net cash used in financing activities	(1,132,964)	(1,729,021)
Effect of exchange rate changes on cash	99,158	(585,922)
Net increase in cash and cash equivalents, and restricted cash	2,442,189	2,226,156
Cash and cash equivalents, and restricted cash at beginning of year	7,687,721	5,461,565
Cash and cash equivalents, and restricted cash at the end of the year	$10,129,910	$7,687,721

Operating Activities

Net cash provided by operating activities was $4,907,501 for the year ended December 31, 2020. The difference between our loss after tax of $3,142,255 and net cash provided by operating activities was mainly due to (i) depreciation and amortization of $4,979,274 mainly comprised of depreciation of fixed assets and depreciation for right-of-use assets; (ii) interest expense of $650,492 for the bank loans and loans from related parties; (iii) allowance on withholding tax receivables of $1,012,543 on the estimated uncollectible amounts of withholding taxes to be received; (iv) write off of withholding tax receivables of $710,219 which is the amount not refunded by the Thai Revenue Department; (v) the increase in other operating assets and liabilities of $697,228 which was generally due to the increase in trade and other receivables and withholding tax receivables due to our effective collection process.

Investing Activities

Net cash used in investing activities was $1,431,506 for the year ended December 31, 2020, which was reflecting the net effect of (i) the purchase of property and equipment of $1,405,190; and (ii) purchase of intangible assets of $26,316.

Financing Activities

Net cash used financing activities was $1,132,964 for the year ended December 31, 2020, which was attributable to (i) repayment of borrowing of $5,371,766; (ii) proceeds from borrowings of $7,363,163; (iii) interest paid of $248,047; and (iv) repayment principal for finance lease of $2,876,314.

We may, however, require additional cash due to changes in business conditions or other future developments, including investments or acquisitions we may have decided to pursue. If our existing cash and amounts available under existing credit facilities are insufficient to meet our needs, we may seek to sell additional equity securities, debt securities, or borrow funds from lending institutions. We can make no assurances that financing will be available for the amounts we need, or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Loan from Profit Raider Investment Limited

On April 29, 2018, Guardforce TH Group Company Limited entered into an agreement with Profit Raider Investment Limited, or Profit Raider, to transfer a loan between Guardforce TH Group Company Limited and the Company to Profit Raider. On March 11, 2020, the Company entered into a second supplemental agreement to the loan agreement with Profit Raider, to extend the due date of the loan bearing interest at 3.22% (which interest rate increased to 4% after April 30, 2019) to December 31, 2020. On December 31, 2020, the Company entered into a third supplemental agreement to the loan agreement with Profit Raider Investment Limited, to extend the due date of the loan to December 31, 2022. As a result, as disclosed in footnote 21 of the financial statements, the Company recorded a long-term borrowing from and amount due to a related party in the amount totaling of approximately $14.64 million. The outstanding principal amount due to Profit Raider as of December 31, 2020 was approximately $13.51, and the amount of interest accrued on the loan, calculated through December 31, 2020, was approximately $1.13.

Being that in accordance with the terms of our loan agreement with Profit Raider, we are required to pay the full principal amount of the loan obligation, along with accrued interest, on the maturity date and we are not required to make monthly payments on this obligation, we do not expect any impact on our liquidity and ability to meet our short term financial obligations through December 31, 2021.

C. Research and Development, Patents and Licenses, Etc.

The Company has no research and development plans at present and there is no intellectual property owned by GF Cash (CIT) at this moment.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

E. Off-Balance Sheet Arrangements

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to an investment in our securities.

F. Tabular Disclosure of Contractual Obligations

		Payments Due by Period
			Less than	1-3	4-5	More than
Contractual Obligations	Nature	Total	1 year	years	years	5 years
Service fee commitments	(a)	$1,039,515	373,159	666,356	-	$-
Operating lease commitments	(b)	342,151	285,304	56,847	-	-
		1,381,666	658,463	723,203	-	-

(a)	The Company has commitments to pay certain service fees to Stander Information Company Limited, as its service provider to provide technical services for operating systems, that comprise a monthly fixed amount and certain other fees as specified in the agreement.
(b)	The Company has leased various low value items with various lease terms.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Terence Wing Khai Yap	49	Director, Chairman and CFO
Lei Wang	38	Director and CEO
Feng Dai	37	Director
Jingyi Tu	24	Director
Konki Lo	46	Director
Kee Yun Kwan	62	Chief Operation Officer
John Fletcher	51	Director
David Ian Viccars	68	Director

Mr. Terence Wing Khai Yap - Chairman of the Board, and CFO

Mr. Terence Wing Khai Yap has been the chairman of the Board and a Director of the Company since December 2019. On August 10, 2020, Mr. Yap was appointed as our Chief Financial Officer. Prior to joining our Company, Mr. Yap was the Executive Director and CEO of the Guardforce Group, a security solutions provider with more than 12,000 employees located in Hong Kong, Australia, Macau and Thailand, from 2014 to 2019. Mr. Yap graduated from Swinburne University of Technology, Victoria, Australia with a BBUS (Bachelor’s Degree in Business - Accounting & Finance) and the Chinese University of Hong Kong for an MBA.

Ms. Lei Wang - Director and CEO

Ms. Lei Wang has been the Chief Executive Officer of the Company since June 2019 and director of the Company since December 2019. Ms. Wang also served as the Chairman of the Supervisory Board, Director and Vice President, Board Vice Chairman and CEO, and, Board Vice Chairman of China Security & Fire Co., Ltd. (A-Share Stock Code of PR China: SH600654) from 2014 to the present. Ms. Wang graduated from the Chinese University of Hong Kong with an MBA degree in 2014 and from the Beijing Normal University with a Doctorate Degree in History in June 2009.

Mr. Feng Dai - Director

Mr. Feng Dai has been a director since March 1, 2021. Mr. Dai has been the General Manager of Guardforce AI (Hong Kong) Co., Limited Since February 2021. Prior to that, he was the General Manager of a robotics development company from May 2019 to February 2021 and he was the Sales Director of a vehicle lease and sale company from September 2015 to April 2019. Mr. Dai graduated from Wuhan University of Science & Technology with a bachelor’s degree of Business Administration in 2006, and from National University in San Diego, California, with an MBA degree in International Business in 2010.

Mr. Jingyi Tu - Director

Mr. Jingyi Tu has been one of the non-executive directors of the Company since its inception in August 2018. Mr. Tu is the founder of Jiangnan University Robot Studio which was established in 2016 and where he has three projects in operation. The Intelligent Shoe Washing Machine Development project is in cooperation with Ecovacs, a listed company producing intelligent floor-sweeping robots. The Police Robot Project is completed and the robot designed by the team was put into production. The ELFREE Waist Support Device Project was launched on crowdfunding websites. Mr. Tu received the Bachelor’s Degree of Art Design at Jiangnan University in July 2019.

Mr. Konki Lo - Director

Mr. Lo has been one of the non-executive directors of the Company since its inception in August 2018. Mr. Lo is a practicing attorney of Messrs. Lo & Fung, Solicitors and a solicitor of the High Court of HKSAR since 1999. He has nearly 20 years of capital market experience and has assisted companies in going public and fund raising in the United States. He also acted as director, general counsel, vice president and senior management of many US listed companies. Mr. Lo graduated from the University of Hong Kong with a PCLL in 1997 and a LLB in 1996.

Mr. Kee Yun Kwan - COO

Mr. Kee Yun Kwan has served as the Chief Operating Officer of the Company since June 2019. Prior to that, he was the General Manager of Guardforce (Macau) Limited in 2014-2015. In 2015-2016, Mr. Kwan served as a member of the M&A team of Guardforce Hong Kong and was involved in M&A transactions in Thailand and Australia. From late 2016 to the present, Mr. Kwan has been based in Thailand where he became the country head of the Thailand security businesses of Guardforce. Mr. Kwan graduated from the Hong Kong Police College.

Mr. John Fletcher - Director

Mr. John Fletcher has been a director since February 1, 2021. He is an experienced investment banking professional who has completed approximately 100 transactions including equity and debt financings, M+A and advisory work, raising more than $4 billion for companies. Mr. Fletcher has been an integral part of growing an undercapitalized boutique investment bank through many market cycles over the last 25 years. Mr. Fletcher’s career began in accounting, at Deloitte & Touch LLP, where he served as an in-charge accountant for both public and private companies. From 2016 to the present, he served as the Chief Operating Officer of Pluris Capital Group, Inc. From 2017 to the present, he also served as the Chief Financial Officer of Rebus Capital Group, LLC.

Mr. David Ian Viccars - Director

Mr. David Ian Viccars has been a director since February 1, 2021. He has a 20-year record of security leadership. Mr. Viccars retired in 2018. Prior to that, from 2014 to 2018, Mr. Viccars served as the Asia Region Security Consultant for Panicguard and DHL, and also as the Director Security Consulting for Vinarco International. From 2011 to 2014, Mr. Viccars also served as the Asia Business Development & Risk Manager for Securitas Asia, with responsibility for creating a profitable, growing, ethical, compliant, safe and sustainable total security and systems integration business within Asia for Securitas.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B. Compensation

The following table sets forth certain information regarding compensation paid to our directors and senior management for the full fiscal year ended December 31, 2020.

Name	Office	Compensation Received in 2020 (U.S. $)	Entitlement under Stock Option Plan	Other Entitlement
Officers and Directors
Terence Wing Khai Yap	Chairman of the Board and CFO	214,252	NIL	NIL
Jingxu Wu	Director	39,093	NIL	NIL
Jingyi Tu	Director	30,768	NIL	NIL
Konki Lo	Director	46,152	NIL	NIL
Lei Wang	Director and CEO	76,471	NIL	NIL
Kee Yun Kwan	COO	250,923	NIL	NIL

C. Board Practices

Terms of Directors and Executive Officers

Our Board of Directors currently consists of seven (7) directors, who were elected to serve until their successors are duly elected and qualified. Directors may be elected by shareholders at any general meeting by a majority of votes cast. Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the Board of Directors. We do not have any contracts with our directors providing for benefits upon termination of employment.

Our executive officers are appointed by our Board of Directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by a majority vote of the directors.

Board Committees

The Board has established one standing committees: the Audit Committee. The Audit Committee is comprised of three directors, two of whom are independent. From time to time, the Board may establish other committees.

Audit Committee and Audit Committee Financial Expert

Our Audit Committee is currently composed of three members: Terence Yap, John Fletcher and David Ian Viccars. Our Board of Directors has determined that each of John Fletcher and David Ian Viccars meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mr. Fletcher serves as Chair of the Audit Committee.

Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

●	annually reviewing and reassessing the adequacy of our Audit Committee charter;

●	meeting separately and periodically with management and our internal and independent auditors;

●	reporting regularly to the full Board of Directors; and

●	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

Our Board of Directors has determined that Mr. Fletcher is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements.

D. Employees

As of December 31, 2020, we had approximately 1779 full-time employees and 7 full-time employees in GF Cash (CIT) and Guardforce, respectively. The following table illustrates the allocation of those employees among the various job functions conducted at GF Cash (CIT) and at Guardforce and reflect the expected growth in staffing of these positions.

Operations / Support	Division (Type)	Existing Head Count (Dec. 31, 2020)	Head Count within the next 12 month	Increase (decrease)
Operations	Operations (Direct employees)	1509	1516	7
	Operations (Admin, supervisors, managers)	181	188	7
	Operations Management (Senior managers)	5	6	1

Supporting functions	Administration	11	11	0
	Business Development	6	7	1
	Finance & Accounting	27	28	1
	GDM	1	1	0
	General Management	6	7	1
	HR & TDS	11	11	0
	Internal audit	4	4	0
	IT	5	5	0
	Legal	2	2	0
	Operations Management	8	6	(2)
	Procurement	2	2	0
	Project Team	8	10	2
	Total operations	1695	1710	15
	Total supporting functions	91	94	3
	Grand total	1786	1804	18

We believe that our relationship with our employees and those of our operating subsidiary are good. We have two trade unions, namely, Cash in Transit Union and Cash in Transit Officer Labour Union which are organized to protect employees’ rights, to assist in the fulfillment of GF Cash (CIT)’s economic objectives, to encourage employee participation in management decisions and to assist in mediating disputes between GF Cash (CIT) and union members. GF Cash (CIT) has not experienced any significant problems or disruption in its operations due to labor disputes, nor has GF Cash (CIT) experienced any difficulties in recruitment and retention of experienced staff. The remuneration payable to employees includes basic salaries and allowances. GF Cash (CIT) also provides training for its staff from time to time to enhance their technical knowledge.

We have regular meetings with the aforesaid two trade unions and discuss about the Employee Benefit Agreement every year (“EBA”). It’s a requirement of Thai Labour Laws and in which Thai Labour Department will also involve in the discussion if we cannot resolve disputes with the unions for the EBA. The Thai Labour Department will also organize meetings with the unions and GF cash annually.

As required by applicable Thailand law, GF Cash (CIT) has entered into employment contracts with all of its officers, managers and employees.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 28, 2021 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand.

Name of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Terence Wing Khai Yap	Chairman of the Board, Director and CFO	Ordinary Shares	2,500,000	4.7%
Feng Dai	Director	Ordinary Shares	0	0%
Jingyi Tu (3)	Director	Ordinary Shares	35,500,000	67.3%
Konki Lo	Director	Ordinary Shares	0	0%
Lei Wang	Director and CEO	Ordinary Shares	2,500,000	4.7%
Kee Yun Kwan	COO	Ordinary Shares	0	0%
John Fletcher	Director	Ordinary Shares	0	0%
David Ian Viccars	Director	Ordinary Shares	0	0%
All officers and directors as a group (8 persons)		Ordinary Shares	40,500,000	76.7%

5% Security Holders
Guardforce AI Service Ltd (4)		Ordinary Shares	11,000,000	20.8%
Profit Raider Investments Limited (5)		Ordinary Shares	5,000,000	9.5%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.
(2)	As of April 28, 2021, a total of 52,762,637 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.
(3)	Mr. Jingyi Tu is the sole director and owner of AI Technology, which owns 24,500,000 ordinary shares, and, as such, Mr. Tu has voting and dispositive power of the securities held by AI Technology. The address of AI Technology is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Additionally, Mr. Tu is the beneficiary of a trust which owns all of the outstanding shares of Guardforce AI Service Limited, a holding company which owns 11,000,000, or 20.8%, of the outstanding ordinary shares of the Company. As such, Mr. Tu is deemed to be the beneficial owner of our shares held by Guardforce AI Service Limited, but does not have voting or dispositive power over those shares.
(4)	Mr. Junjie Xi is the trustee of a trust which holds all of the outstanding shares of Guardforce AI Service Ltd. The beneficiary of the trust is Mr. Jingyi Tu. As trustee of this trust, Mr. Xi has voting and dispositive power of the 11,000,000 ordinary shares of the Company held by Guardforce AI Service Ltd. The address of Guardforce AI Service Ltd. is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Because Mr. Tu is the beneficiary of the trust, Mr. Xi disclaims beneficial ownership of our ordinary shares held by Guardforce AI Service Ltd. The 11,000,000 shares listed as owned by Guardforce AI Service Ltd are also included in the number of shares beneficially owned by Mr. Tu.
(5)	Mr. Gaobo Zhang is the sole director of OP Financial Limited, the owner of Profit Raider Investments Ltd., and has voting and dispositive power of the securities held by Profit Raider Investments Ltd. The address of OP Financial Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Option Grants.

None.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6. “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions.

The following includes a summary of transactions between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties. The table below sets forth the major related parties and their relationships with us as of December 31, 2020.

Name of related parties	Relationship with the Company
Tu Jingyi (“Mr. Tu”)	Controlling shareholder
Long Top Limited	Mr. Tu’s father is the majority shareholder
Guardforce TH Group Company Limited	Mr. Tu’s father is the majority shareholder
Guardforce Security (Thailand) Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Bangkok Bank Public Company Limited	Minority shareholder
Shenzhen Junwei Investment Development Company Limited	Minority shareholder
Guardforce Aviation Security Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce 3 Limited	Mr. Tu’s father is the majority shareholder
Guardforce Group Limited	Controlled by Mr. Tu’s father
Guardforce AI Technology Limited	Holding Company
Guardforce AI Service Limited	Holding Company
Profit Raider Investment Limited	10% shareholder effective March 2020
Shenzhen Douguaer Investment Partnership	Ultimately controlled by Mr. Tu
Guardforce Holdings (HK) Limited	Controlled by Mr. Tu’s father
Guardforce Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	Controlled by Mr. Tu
Perfekt Technology & System Co., Ltd.	Mr. Tu’s father is the majority shareholder of its ultimate holding company

The table below sets forth the balances with our related parties as of the dates indicated.

The principal related party balances and transactions as of and for the years ended December 31, 2020 and 2019 are as follows:

Amounts due from related parties:

		As of December 31,
		2020	2019
Guardforce Group Limited	(a)	$-	11,966
Guardforce TH Group Company Limited	(a)	6,026	92,078
Guardforce AI Technology Limited	(a)	-	850
Guardforce AI Service Limited	(a)	-	850
Bangkok Bank Public Company Limited	(b)	443	-
Guardforce Limited	(c)	20,647	-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	(d)	346,152	-
		$373,268	$105,744

(a)	Amounts due from Guardforce Group Limited, Guardforce TH Group Company Limited, Guardforce AI Technology Limited and Guardforce AI Service Limited were business advances for operational purposes. In May 2020, the company wrote off approximately $80,000 of amount due from Guardforce TH Group Company Limited. The write off is recorded as a capital distribution,

(b)	Amounts due from Bangkok Bank Public Company Limited represents trade receivables for services provided by the Company.

(c)	Amounts due from Guardforce Limited represents primarily trade receivables for the sale of robots. The balance was fully settled in January 2021.

(d)	Amounts due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited is comprised of $187,665 advance to suppliers for the purchase of robots and $158,487 commissions receivable.

Long-term loan to related party:

	As of December 31,
	2020	2019
Long Top Limited	$-	$315,173

On April 27, 2018, the Company made a long-term loan to Long Top Limited with an interest of 3%. The loan was due on December 31, 2019 and it was further extended to December 31, 2021. All interest and principal are due on the same date. On January 1, 2020, the Company wrote off the outstanding loan to Long Top Limited of approximately $300,000. The write off is recorded as a capital distribution.

Amounts due to related parties:

		As of December 31,
		2020	2019
Tu Jingyi	(b)	88,047	67,139
Shenzhen Junwei Investment Development Company Limited	(a)	225,085	224,766
Guardforce 3 Limited	(a)	-	5,751
Shenzhen Douguaer Investment Partnership	(a)	-	1,728
Guardforce Holdings (HK) Limited	(c)	156,782	-
Profit Raider Investment Limited	(b)	1,136,664	-
Guardforce Aviation Security Company Limited	(d)	1,224
Guardforce Security (Thailand) Company Limited	(d)	62,667
		$1,670,469	$299,384

(a)	Amounts due to Shenzhen Junwei Investment Development Company Limited, Guardforce 3 Limited and Shenzhen Douguaer Investment Partnership represent non-interest bearing advances from related parties. In May 2020, the amount due to Guardforce 3 Limited was forgiven.

(b)	Amounts due to Tu Jingyi and Profit Raider Investment Limited represented interest accrued on the respective loans.

(c)	Amounts due to Guardforce Holdings (HK) Limited comprised of $99,998 advances made and $56,784 accrued interests on the loans.

(d)	Amounts due to Guardforce Aviation Security Company Limited and Guardforce Security (Thailand) Company Limited represent accounts payable for services provided by related parties.

Short-term borrowings from related party:

		As of December 31,
		2020	2019
Guardforce Holdings (HK) Limited	(a)	$-	$1,499,998
Tu Jingyi	(b)	-	1,437,303
		$-	$2,937,301

Long-term borrowings from related party:

		As of December 31,
		2020	2019
Guardforce Holdings (HK) Limited	(a)	$4,140,500	$-
Tu Jingyi	(b)	1,437,303	-
Profit Raider Investment Limited	(c)	13,508,009	-
		$19,085,812	$-

(a)	On December 31, 2019, the Company entered into an agreement with Guardforce Holdings (HK) Limited whereby Guardforce Holdings (HK) Limited loaned $1,499,998 to the Company. The loan is unsecured and it bears an interest rate of 3%. The loan was initially due on December 31, 2020. During the year ended December 31, 2020, the Company repaid $507,998 to partially settle the principal. The loan was extended to December 22, 2022 bearing interest rate at 2%. For the years ended December 31, 2020 and 2019, interest expense on this loan was $19,840 and $123, respectively.

On April 17, 2020, the Company borrowed $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan is due on April 16, 2023. For the year ended December 31, 2020, interest expense on this loan was $34,187.

On September 9, 2020, the Company borrowed $413,500. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the year ended December 31, 2020, interest expense on this loan was $2,757.

(b)	On September 1, 2018, the Company entered into an agreement with Mr. Tu Jingyi whereby he lent $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest at 3%. The loan was expired on August 31, 2019, which was extended to August 31, 2020. On September 1, 2020, the Company further extended the loan to August 31, 2022 with an interest rate at 1.5%. For the years ended December 31, 2020 and 2019, interest expense on this loan was $35,933 and approximately $38,000, respectively.

(c)	As of December 31, 2019, the loan from Profit Raider Investment Limited (“Profit Raider”) was presented as short-term borrowings from a third party (Note 13). On March 11, 2020, the Company entered into a second supplemental agreement to the loan agreement with Profit Raider Investment Limited, to extend the due date of the loan to December 31, 2020. The outstanding principal amount due was $13,508,009 and the amount of interest accrued on the loan, calculated up to December 31, 2020 was $1,136,664.

On March 13, 2020, the Company’s Board of Directors approved the transfer of 5,000,000 ordinary shares of Guardforce AI Co. Limited from Guardforce AI Technology to Profit Raider Investments Limited (“Profit Raider”). As a result of this share transfer, Profit Raider is deemed an affiliate of the Company.

On December 31, 2020, the loan with Profit Raider was extended to December 31, 2022 with the same terms and conditions. For the year ended December 31, 2020 and 2019, interest expense was $579,039 and $293,827 (Note 13), respectively.

Related party transactions:

		For the years ended December 31,
	Nature	2020	2019
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$714,625	$415,604
Guardforce Aviation Security Company Limited	(b)	13,190	4,219
Perfekt Technology & System Co., Ltd.	(c)	35,842	-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(d)	1,584,873	-
Profit Raider Investment Limited	(e)	150,000	-
		$2,498,530	$419,823

Service/ Products delivered to related parties:
Bangkok Bank Public Company Limited	(f)	$9,726	$-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Commission	(g)	158,487	-
Guardforce Limited – Sales	(h)	205,589	-
		$373,802	$-

Nature of transactions:

(a)	Guardforce Security (Thailand) Co.,Ltd. provided security guard services to the Company;
(b)	Guardforce Aviation Security Co.,Ltd. provided escort services to the Company;
(c)	Perfekt Technology & System Co., Ltd. provided security equipment to the Company;
(d)	The Company purchased robots from Shenzhen Intelligent Guardforce Robot Technology Co., Limited;
(e)	The Company paid $150,000 outstanding accrued interest to Profit Raider Investment Limited;
(f)	The Company provided CIT service to Bangkok Bank Public Company Limited;
(g)	Shenzhen Intelligent Guardforce Robot Technology Co., Limited shall pay commission to the Company for the robots purchased.
(h)	The Company sold robots to Guardforce Limited.

See also Item 6 “Directors, Senior Management and Employees—B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently not party to any material legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

To date, we have not paid any cash dividends on our shares. As a Cayman Islands company, we may only declare and pay dividends out of profits or, subject to compliance with the provisions of the Companies Law, out of sums standing to the credit of our share premium account. We currently anticipate that we will retain any available funds to finance the growth and operations of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

Stock Not Registered under the Securities Act; Rule 144 Eligibility

Our shares have not been registered under the Securities Act. However, the 2,631,579 Plan Shares issued in connection with the VCAB Merger are exempt from the registration requirements of the Securities Act, pursuant to Section 1145 of the U.S. Bankruptcy Code and may be resold without registration pursuant to Section 4(a)(1) of the Securities Act, provided that the reseller is not an underwriter within the meaning of Section 1145(b) of the U.S. Bankruptcy Code. Currently, the balance of our issued and outstanding ordinary shares are restricted securities and may not be resold absent registration under the Securities Act and applicable state securities laws or an available exemption thereunder.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are listed for quotation of the OTC Markets Group, Inc. Pink tier under the symbol “GRDAF”.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our Memorandum and Articles of Association. The summary does not purport to be a summary of all of the provisions of our Memorandum and Articles of Association and of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands companies.

Register

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Memorandum and Articles of Association, the Companies Law and the common law of the Cayman Islands.

We were incorporated in the Cayman Islands on April 20, 2018 under the Companies Law. Our Amended and Restated Memorandum of Association, which we filed with the Cayman Islands Registry of Companies on February 27, 2020, authorizes US$300,000 in share capital divided into 300,000,000 ordinary shares, $0.001 par value per share, which may be issued from time to time at the discretion of the Board of Directors without shareholder approval.

52,762,684 of our 300,000,000 authorized ordinary shares are currently issued and outstanding, pending the issuance of additional shares as discussed below.

On December 16, 2019, we entered into the Merger Agreement with VCAB. Upon the closing of the Merger which became effective March 10, 2020, VCAB merged with and into the Company and the separate existence of VCAB ceased. Pursuant to the terms of the Merger Agreement, we have issued an aggregate of 2,631,579 Plan Shares to VCAB’s holders of Class 5 Claims. We issued the Plan Shares in reliance on the exemption provided by Section 1145 of the United States Bankruptcy Code. We amended our Memorandum of Association to increase our authorized share capital to $300,000 in share capital divided into 300,000,000 ordinary shares, $0.001 par value per share, an amount sufficient to enable us to issue the Plan Shares under the Merger Agreement. As of the date of this annual report Statement, we have issued all 2,631,679 of the Plan Shares to approximately 670 Bankruptcy Court approved Claim Holders.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company is not required to open its register of members to the general public for inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders, who are non-residents of the Cayman Islands, may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Memorandum and Articles of Association and the Companies Law. Under Cayman Islands law, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, in certain cases distinguishing each share by its number, and of the amount paid or agreed to be considered as paid, on the shares of each member and whether each relevant category of shares held by a member carries voting rights, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or our company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our Company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of all voting power of our paid up share capital in issue and entitled to vote. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our Memorandum and Articles of Association. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our board of directors. The Companies Law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow one or more shareholders holding in aggregate, at the date of such requisition, not less than ten percent of the paid up voting share capital to vote to requisition a general meeting of the shareholders, in which case our board is obliged to convene a general meeting and to put the resolutions so requisitioned to a vote at such meeting not later than 21 days from the date of deposit of the requisition. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy holding at least a majority of the paid up voting share capital of the Company. If the Company has only one shareholder, that only shareholder present in person or by proxy shall be a quorum for all purposes. Advance notice of at least seven clear calendar days is required for the convening of any general meeting of our shareholders.

Transfer of ordinary shares

Subject to the restrictions in our Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share.

If our directors refuse to register a transfer they are obligated to, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The transferor of any Ordinary Share shall be deemed to remain the holder of that share until the name of the transferee is entered in the register of members.

For the purpose of determining members entitled to notice of, or to vote at any meeting of members or any adjournment thereof, or members entitled to receive payment of any dividend or other distributions, or in order to make a determination of members for any other purpose, our board of directors may provide that the register of members shall be closed for transfers for a stated period which shall not in any case exceed forty-five (45) days in a year.

Liquidation

On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our Memorandum of Association contains a declaration that the liability of our members is so limited.

Calls on ordinary shares and Forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen clear calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of ordinary shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof. Our Company may also repurchase any of our ordinary shares provided that the manner and terms of such purchase have been approved by our board of directors and agreed with the relevant member. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of the share premium account. Redemption or repurchase of any share may also be paid out of capital if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than treasury shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our Memorandum of Association;

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; or

●	Convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Differences in Corporate Law

The Companies Law is modelled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be affected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permit indemnification in the absence of fraud or willful misconduct of officers and directors for expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection therewith. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our Company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Our Articles of Association allow our shareholders to requisition a shareholders’ meeting upon the written requisition of one or more shareholders entitled to attend and vote at a general meeting who hold not less than ten percent (10%) of the paid-up voting share capital. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law and our Articles of Association, our Company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a general meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of two-thirds of the issued shares of that class or sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D. Exchange Controls

Cayman Islands Exchange Controls

There are no exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the Cayman Islands, where we were incorporated. There are no Cayman Islands laws that impose any exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares. Cayman Islands law and our Articles of Association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary shares.

Thailand Exchange Controls

Remittances of currency outside Thailand are regulated by the Exchange Control Act B.E. 2485 (“ECA”) and ministerial regulations issued under the ECA. The ECA and regulations under the ECA require foreign exchange transactions to be conducted through commercial banks and authorized money transfer agents holding foreign exchange licenses from the Minister of Finance.

Approvals for outward remittances are typically managed by the commercial bank processing the remittance. Outward remittances of amounts properly due to nonresidents for dividends are specifically contemplated by regulations under the ECA provided that supporting documents are submitted to an authorized bank. In practice, there are no restrictions to outward remittances for dividends if supporting documents can be provided at the time of remittance.

E. Taxation

The following is a general summary of certain material Cayman Islands, Thailand and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law (2011 Revision) of the Cayman Islands, the Company may obtain an undertaking from the Governor-in-Council: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company. The undertaking, if obtained, would remain in place for a period of twenty years.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

Certain stamp duties may be applicable, from time to time, on certain instruments executed in or brought into the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Thailand Taxation

Recipients of dividends, interest and royalties paid by Thai companies are subject to Thai income tax, and the company making the payment is required by the Revenue Code to withhold part payment and remit the withheld amount to the Revenue Department towards the income tax liability of the recipient.

Dividends distributed by GF Cash (CIT) to Thai shareholders will be subject to 10% withholding tax. Dividends distributed by GF Cash (CIT) to foreign shareholders that do not carry on business in Thailand will be subject to 10% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Dividends distributed by AI Thailand to Thai shareholders will be subject to 10% withholding tax. Dividends distributed by AI Thailand to foreign shareholders that do not carry on business in Thailand will be subject to 10% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Thai companies are permitted to pay dividends only to the extent they can pay the dividends out of profits. Companies are required to make an allocation to a statutory reserve each time dividends are issued until the aggregate amount in reserve reaches or exceeds one tenth of the company’s capital. The allocation must be at least one twentieth of the profit the company has earned from its business.

Interest paid to a Thai company (other than a financial institution) will be subject to 1% withholding tax. Interest paid to a foreign lender that does not carry on business in Thailand will be subject to 15% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Presently there is no double tax treaty between Thailand and the British Virgin Islands.

We are a holding company incorporated in the Cayman Islands, which indirectly holds our equity interests in our Thailand operating subsidiaries.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ordinary shares by U.S. Holders (as defined below) that purchase the ordinary shares pursuant to the public offering and hold such ordinary shares as capital assets as defined under the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, the Treasury regulations issued pursuant to the Code (the “Treasury Regulations”), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (“IRS”), would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10.0% or more of our company’s shares, persons that are resident in or hold ordinary shares in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, (a) if a court within the United States is able to exercise primary supervision over its administration and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all of its substantial decisions, or (b) if a valid election is in effect for the trust to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ordinary shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of the ordinary shares.

Prospective investors should consult their tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends

Subject to the PFIC discussion below, a U.S. Holder will be required to include in gross income the gross amount of any distribution paid on the ordinary shares (including any amount of taxes withheld by our company) out of our company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our company’s current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ordinary shares and thereafter as a gain from the sale of the ordinary shares, but only if our company calculates our earnings and profits in accordance with U.S. federal income tax principles. As our company does not at this time intend to make such calculations, a U.S. Holder should expect to treat the entire amount of any distribution received as a dividend.

In case of a U.S. Holder that is a corporation, dividends paid on the ordinary shares will be subject to regular corporate rates and will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends received by an individual, trust or estate will be subject to taxation at standard tax rates (plus the tax on investment income discussed below). A reduced income tax rate applies to dividends paid by a “qualified foreign corporations” (if certain holding period requirements and other conditions are met). A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. Since the United States does not have a tax treaty with the Cayman Islands, and our company’s stock will not immediately be traded on an established securities market for purposes of this rule, dividends paid by our company will not be subject to a reduced rate of taxation under current conditions. Listing and trading of our company’s common stock on the OTCXQ over-the-counter market would likely render any dividends paid by our company as qualified dividends paid by a qualified foreign corporation.

Dividends received by an individual, trust or estate will be counted as investment income that is subject to the 3.8% surtax on net investment income. U.S. Holders should consult their own tax advisors to determine whether, based on all of their investment income, they are subject to this tax.

A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such investor elects to do so for all creditable foreign income taxes. For purposes of calculating the foreign tax credit limitation, dividends paid by our company will, depending on the circumstances of the U.S. Holder, be either general or passive income.

In addition to United States federal income taxation, U.S. Holders may be subject to state and local taxes upon their receipt of dividends.

Taxation of Sale, Exchange or Other Disposition of ordinary shares

Subject to the PFIC discussion below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on the disposition of ordinary shares, including the availability of the foreign tax credit under an investor’s own particular circumstances.

A U.S. Holder that receives non-U.S. currency on the disposition of the ordinary shares will realize an amount equal to the U.S. dollar value of the foreign currency received on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date) whether or not converted into U.S. dollars at that time. Very generally, the U.S. Holder will recognize currency gain or loss if the U.S. dollar value of the currency received on the settlement date differs from the amount realized with respect to the ordinary shares. Any currency gain or loss on the settlement date or on any subsequent disposition of the foreign currency generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we would be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our ordinary shares, either:

(i)	at least 75% of our gross income for such taxable year consisted of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), (the “income test”) ; or

(ii)	at least 50% of the average value of our assets during such taxable year produced, or were held for the production of, passive income (the “assets” test”).

We believe that our Company is not currently a PFIC, and we do not anticipate it becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) U.S. holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our United States holders could also be subject to an interest charge. In addition, we would not provide information to our United States holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal taxable income.

Certain Reporting Requirements

Certain U.S. Holders are required to file information returns with the IRS, including IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, reporting transfers of cash (in excess of $100,000) or other property to our company and information relating to the U.S. Holder and our company. Substantial penalties may be imposed upon a U.S. Holder that fails to comply.

Certain individual U.S. Holders (and, under applicable Treasury Regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investments in our ordinary shares not held through an account with a U.S. financial institution. U.S. Holders who fail to report required information could become subject to substantial penalties.

U.S. Holders are encouraged to consult with their own tax advisors regarding foreign financial asset reporting requirements with respect to their investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Holders with respect to dividend payments made on or the payment of proceeds from the sale, exchange or other disposition of the ordinary shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder timely furnishes required information to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

We maintain a corporate website www.guardforceai.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I. Subsidiary Information

Nil

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the THB and U.S. dollars. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of the Company’s subsidiaries. The functional currency of the Company and majority of its overseas subsidiaries is the U.S. dollar whereas the functional currency of the subsidiaries which operate in Thailand is the THB. The Company currently does not hedge transactions undertaken in foreign currencies but manages its foreign exchange risk by performing regular reviews of the Company’s net foreign exchange exposures.

If the THB had strengthened/weakened by 1.56% against the U.S. dollar, with all other variables held constant, the post-tax profit would have been approximately $210,000 higher/lower for the year ended December 31, 2020, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the THB/U.S. dollar which is not the functional currency of the respective Company’s entities.

Interest rate risk

The Company’s exposure to changes in interest rates is mainly attributable to its borrowings and loans. As of December 31, 2020, if interest rates on borrowings had been 100 basis points higher/lower, with all other variables held constant, the Company’s post-tax results for the year would have been approximately $164,000 and $132,000 lower/higher for the years ended December 31, 2020 and 2019, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2020, was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, we concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over the financial reporting as of December 31, 2020, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the existence of the following significant deficiencies:

●	Lack of proper segregation of duties;

●	Lack of formal policies and procedures for the newly developed business;

●	Lack of detailed account analyses to ensure proper classification and reconciliation of all key accounts; and

●	Lack of proper training of the accounting staff to ensure consistent application of IFRS as well as compliance with related financial reporting guidelines.

In order to remediate the material weaknesses stated above, we intend to explore implementing additional policies and procedures, which may include:

●	To build an qualified and experienced accounting team to assist with its annual financial reporting process;

●	To strengthen the controls over the newly developed business;

●	To recruit a qualified CFO to assist in resolving accounting issues in non-routine or complex transactions; and

To develop and conduct IFRS knowledge, SEC reporting and internal control training with management personnel and accounting departments, so that management and key personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report.

C. Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

D. Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, John Fletcher (who serves as chairman), David Ian Viccars and Terence Yap. Two out of three members of the audit committee are independent board of directors. Our board of directors have determined that the majority of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that John Fletcher is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

ITEM 16B. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2020	2019
Audit Fees*	$421,981	$191,976

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit).

ITEM 16C. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our Audit Committee is comprised of three members of our board of directors, two of which are independent. As such, we are in full compliance with the OTCQX Rules for International Companies relating to the OTCQX’s corporate governance standards for audit committees.

ITEM 16D. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16E. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16F. CORPORATE GOVERNANCE

Not applicable

ITEM 16G. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2021	GUARDFORCE AI CO., LIMITED

	By:	/s/ Lei Wang
	Name:	Lei Wang
	Title:	Chief Executive Officer

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Guardforce AI Co., Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Guardforce AI Co., Limited and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York
April 29, 2021

We have served as the Company’s auditor since 2019.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Financial Position

(Expressed in U.S. Dollars)

		December 31,
	Note	2020	2019

Assets
Current assets:
Cash and cash equivalents	3	$8,414,044	$6,078,691
Accounts receivable, net	5	5,468,911	5,564,630
Withholding taxes receivables	6	690,487	-
Other current assets	7	1,584,884	1,653,469
Inventory	4	495,081	-
Amount due from related parties	21	373,268	105,744
Total current assets		17,026,675	13,402,534

Restricted cash	3	1,715,866	1,609,030
Long-term loan to related party	21	-	315,173
Fixed assets, net	8	7,884,354	9,129,976
Right-of-use assets	9	4,190,351	6,173,590
Intangible assets, net	10	223,408	253,452
Withholding taxes receivable, net	6	3,534,552	6,865,971
Deferred tax assets, net	15	1,038,346	1,008,520
Other non-current assets	7	361,275	532,074
Total Assets		$35,974,827	$39,290,320

Liabilities and (Deficit) Equity
Current liabilities:
Trade and other payables	11	$1,540,411	$1,465,938
Short-term borrowings from financial institutions	12	494,994	1,969,666
Short-term borrowings from related parties	21	-	2,937,301
Short-term borrowings from third party	13	-	14,303,359
Current portion of operating lease liabilities	9	2,211,984	3,177,473
Current portion of finance lease liabilities, net	14	632,105	591,997
Other current liabilities	11	1,249,106	1,895,113
Income tax payables		284,627	-
Amount due to related parties	21	1,670,469	299,384
Total current liabilities		8,083,696	26,640,231

Long-term borrowings from financial institutions	12	993,869	199,447
Operating lease liabilities	9	2,106,429	3,025,844
Long-term borrowings from related parties	21	19,085,812	-
Finance lease liabilities, net	14	1,023,366	1,658,096
Provision for employee benefits	16	6,841,673	6,439,795
Total liabilities		38,134,845	37,963,413

Commitments and Contingencies	22

(Deficit) Equity
Ordinary share – par value $0.001 authorized 300,000,000 shares, issued and outstanding 52,068,959 shares at December 31, 2020; par value $0.001 authorized 50,000,000 shares, issued and outstanding 50,000,000 shares at December 31, 2019	17	52,069	50,000
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		2,082,795	2,360,204
Legal reserve	20	223,500	223,500
Deficit		(4,722,294)	(1,596,270)
Accumulated other comprehensive income		204,249	273,579
Total (deficit) equity attributable to equity holders of the Company		(2,209,681)	1,261,013
Total equity attributable to non-controlling interests		49,663	65,894
Total (deficit) equity		(2,160,018)	1,326,907
Total Liabilities and (Deficit) Equity		$35,974,827	$39,290,320

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2020	2019

Revenue		$37,648,782	$38,571,080
Cost of revenue		(31,374,098)	(33,928,496)
Gross margin		6,274,684	4,642,584

Provision for and write off of withholding taxes receivable	6	(1,722,762)	-
Administrative expenses	19	(6,674,472)	(4,753,566)
(Loss) from operations		(2,122,550)	(110,982)

Other income, net		52,956	160,168
Foreign exchange gains, net		68,924	985,829
Finance costs		(898,748)	(886,465)
(Loss) profit before provision for income taxes		(2,899,418)	148,550

Provision for income taxes	15	(242,837)	(88,473)
Net (loss) profit for the year		(3,142,255)	60,077
Less: net loss (profit) attributable to non-controlling interests		16,231	(6,042)
Net (loss) profit attributable to equity holders of the Company		$(3,126,024)	$54,035

(Loss) earnings per share
Basic and diluted (loss) profit for the year attributable to ordinary equity holders of the Company		$(0.06)	$0.00

Weighted average number of shares used in computation:
Basic and diluted		51,673,256	50,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2020	2019

Net (loss) profit for the year		$(3,142,255)	$60,077
Currency translation differences	2.6	(60,558)	226,031
Remeasurements of defined benefit plan		(8,772)	(131,713)
Total comprehensive income (loss) for the year		$(3,211,585)	$154,395

Attributable to:
Equity holders of the Company		$(3,181,717)	$152,954
Non-controlling interests		(29,868)	1,441
		$(3,211,585)	$154,395

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Changes in Equity (Deficit)

(Expressed in U.S. Dollars)

		Amount		Addition		Accumulated Other		Non-
	Number of Shares	($0.001 par)	Subscription Receivable	Paid-in Capital	Legal Reserve	Comprehensive Income	Deficit	controlling Interests	Total
Balance as at December 31, 2018	50,000,000	$50,000	$(50,000)	$2,360,204	$223,500	$179,261	$(1,650,305)	$59,852	$1,172,512

Currency translation adjustments	-	-	-	-	-	226,031	-	-	226,031
Remeasurements of defined benefit plan	-	-	-	-	-	(131,713)	-	-	(131,713)
Net profit for the year	-	-	-	-	-	-	54,035	6,042	60,077

Balance as at December 31, 2019	50,000,000	50,000	(50,000)	2,360,204	223,500	273,579	(1,596,270)	65,894	1,326,907

Currency translation adjustments						(60,558)			(60,558)
Capital distribution				(376,276)					(376,276)
Stock-based compensation expenses	2,068,959	2,069		98,867					100,936
Remeasurements of defined benefit plan						(8,772)			(8,772)
Net loss for the year							(3,126,024)	(16,231)	(3,142,255)

Balance as at December 31, 2020	52,068,959	$52,069	$(50,000)	$2,082,795	$223,500	$204,249	$(4,722,294)	$49,663	$(2,160,018)

The accompanying notes are an integral part of these consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2020	2019
Operating activities
Net (loss) profit	$(3,142,255)	$60,077
Adjustments to reconcile net (loss) profit to net cash provided by operating activities:
Depreciation	4,979,274	5,246,912
Amortization of intangible assets	54,745	43,129
Interest income	-	(8,728)
Stock-based compensation	100,936	-
Interest expense	650,492	515,846
Deferred tax	(30,135)	55,545
Recovery of doubtful accounts, net	(2,872)	(19,554)
Provision for withholding taxes receivable	1,012,543	-
Write off of withholding taxes receivable	710,219	-
Gain from fixed assets disposal	(431)	(27,504)
Changes in operating assets and liabilities:
Accounts and other receivables	389,320	858,205
Other current assets	123,764	122,371
Inventory	(484,745)	-
Amount due from related parties	(373,003)	(12,930)
Other non-current assets	162,998	(196,184)
Trade and other payables	(561,769)	(446,040)
Other current liabilities	(670,072)	(177,789)
Income tax payables	272,972	-
Amount due to related parties	529,489	(381,737)
Withholding taxes receivable	799,606	(960,497)
Provision for employee benefits	386,425	321,489
Net cash provided by operating activities	4,907,501	4,992,611

Investing activities
Purchase of property and equipment	(1,405,190)	(433,513)
Proceeds from disposal of property and equipment	-	29,164
Purchase of intangible assets	(26,316)	(47,163)
Net cash used in investing activities	(1,431,506)	(451,512)

Financing activities
Proceeds from borrowings	7,363,163	3,122,656
Repayment of borrowings	(5,371,766)	(1,072,216)
Interest paid	(248,047)	(260,179)
Lease payments	(2,876,314)	(3,519,282)
Net cash used in financing activities	(1,132,964)	(1,729,021)

Effect of exchange rate changes on cash	99,158	(585,922)
Net increase in cash and cash equivalents, and restricted cash	2,442,189	2,226,156
Cash and cash equivalents, and restricted cash at beginning of year	7,687,721	5,461,565
Cash and cash equivalents, and restricted cash at end of year	$10,129,910	$7,687,721

Non-cash investing and financing activities
Leasehold improvements through finance leases	$-	$62,295

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company incorporated and domiciled in the Cayman Islands under the Cayman Islands Companies Law on April 20, 2018. The address of its registered office is 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand. Guardforce is controlled by Guardforce AI Technology Limited (“AI Technology”).

Guardforce AI Holding Limited (“AI Holdings”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Holdings is a 100% owned subsidiary of Guardforce. AI Holdings’ registered office is located in British Virgin Islands.

Guardforce AI Robots Limited (“AI Robots”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Robots is a 100% owned subsidiary of Guardforce.

Guardforce AI (Hong Kong) Co., Limited (“AI Hong Kong”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on May 30, 2018. AI Hong Kong is a 100% owned subsidiary of Guardforce. Beginning March 2020, AI Hong Kong commenced robotic AI solution business of selling robots.

Southern Ambition Limited (“Southern Ambition”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on August 3, 2018. Southern Ambition is a 100% owned subsidiary of AI Robots.

Horizon Dragon Limited (“Horizon Dragon”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on July 3, 2018. Horizon Dragon is a 100% owned subsidiary of AI Holdings.

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The 49,000 ordinary shares with a value of approximately $16,000 and the value of the cumulative preferred shares of approximately $17,000 has not been received as of December 31, 2018. The cumulative preferred shares are entitled to dividends of USD$0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of December 31, 2020 is approximately $1,700. Pursuant to article of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders. No dividends were declared during the years ended December 31, 2020, and 2019.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of associates a shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand. Beginning March 2020, GF Cash (CIT) commenced robotic AI solution business of selling and leasing of robots. No dividends were declared during the years ended December 31, 2020 and 2019.

97% of shares in GF Cash (CIT) are owned by AI Thailand and Southern Ambition, which were previously held by Guardforce TH Group Co., Ltd and Guardforce 3 Limited, with the same majority shareholder.

The reorganization of Guardforce and its subsidiaries (collectively referred to as the “Company) was completed on December 31, 2018. Pursuant to the reorganization, Guardforce became the holding company of the companies, which were under the common control of the controlling shareholder before and after the reorganization. Accordingly, the Company’s financial statements have been prepared on a consolidated basis by applying the predecessor value method as if the reorganization had been completed at the beginning of the earliest reporting period. The Company engages principally in providing cash management and handling services located in Thailand.

The following diagram illustrates the Company’s legal entity ownership structure as of December 31, 2020:

2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

The financial statements were approved by the board of directors and authorized for issuance on April 29, 2021.

2.1	Basis of presentation

The consolidated financial statements of Guardforce and subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD. Certain prior year balances have been reclassed to conform to current year’s presentation.

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of approximately $3.1 million during the year ended December 31, 2020. As of December 31, 2020, the Company had a deficit of approximately $2.2 million and cash and cash equivalents and restricted cash of approximately $10.1 million. The Company’s ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from operations and borrowings from financial institutions and related parties. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the related parties indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. While there can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, management of the Company believes that, based on consideration of its most recent projections for year 20201, the Company has the ability to meet its working capital requirements over the next 12 months.

2.2	Basis of consolidation

The consolidated statements of profit or loss and other comprehensive (loss) income, changes in equity (deficit) and cash flows of the Company for the relevant periods include the results and cash flows of all companies now comprising the Company from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholders, wherever the period is shorter.

The consolidated statements of financial position of the Company as at December 31, 2020 and 2019 have been prepared to present the assets and liabilities of the subsidiaries using the existing book values from the controlling shareholders’ perspective.

Equity interests in subsidiaries held by parties other than the controlling shareholders are presented as non-controlling interests in equity.

All intra-group and inter-company transactions and balances have been eliminated on consolidation.

2.3	Business combinations under common control

IFRS 3 Business combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Company has accounted for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Company recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of financial position, profit or loss, comprehensive income, changes in equity and cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

2.4	Non-controlling interest

The non-controlling interest represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated statements of financial position, profit or loss, comprehensive income and changes in equity attributed to controlling and non-controlling interests.

2.5	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2020 and 2019 include the provision for sales returns, allowance for withholding tax receivables, allowance for doubtful accounts, useful life of fixed assets, and valuation of deferred tax assets. The estimated the amount for sales warranty on the sale of robots during December 31, 2020 was $nil.

2.6	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of Guardforce, AI Holdings, AI Robots, Horizon Dragon, Southern Ambition, is the USD. The functional currency of AI Hong Kong is the Hong Kong dollar. The functional currency of AI Thailand and GF Cash (CIT) to the Thai Baht (“Baht” or “THB”).

The currency exchange rates that impact our business are shown in the following table:

	Period End Rate		Average Rate
	As of December 31,		For the Year Ended
	2020	2019	2020	2019
Thai Baht	0.0333	0.0334	0.0320	0.0324
Hong Kong Dollar	0.1282	0.1280	0.1282	0.1280

2.7	Financial risk management

2.7.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(i)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the THB, Hong Kong Dollar and the USD. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective reporting currency of the Company’s subsidiaries. The functional currency of the Company and majority of its overseas subsidiaries is the USD whereas the functional currency of the subsidiaries which operate in Thailand is the THB. The Company currently does not hedge transactions undertaken in foreign currencies but manages its foreign exchange risk by performing regular reviews of the Company’s net foreign exchange exposures.

If the THB had strengthened/weakened by 1.56% against the USD (the average monthly variance during the 2-year period ended December 31, 2020 with all other variables held constant, the post-tax profit would have been approximately $210,000 higher/lower and $193,000 higher/lower, for the years ended December 31, 2020 and 2019, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the THB/USD which is not the functional currency of the respective Company’s entities.

(ii)	Interest rate risk

The Company’s exposure to changes in interest rates are mainly attributable to its borrowings and loans. At the reporting date, if interest rates on borrowings had been 100 basis points higher/lower with all other variables held constant, the Company’s post-tax results for the year would have been approximately $12,000 and $132,000 lower/higher for the years ended December 31, 2020 and 2019, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

(iii)	Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Company’s primary cash requirements are for operating expenses and purchases of fixed assets. The Company mainly finances its working capital requirements from cash generated from operation and proceeds from bank borrowings and finance leases.

The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash and cash equivalents and an adequate amount of committed credit facilities to meet its liquidity requirements in the short and long term.

At the reporting date, the contractual undiscounted cash flows of the Company’s current financial liabilities approximate their respective carrying amounts due to their short maturities.

The table below analyses the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, including interest if applicable.

Year ended December 31, 2020	Due Within 1 year	1 to 5 years	>5 years	Total

Trade and other payables	$1,540,411	$-	$-	$1,540,411
Borrowings from financial institutions	494,994	993,869	-	1,488,863
Borrowings from related parties	-	19,085,812	-	19,085,812
Amount due to related parties	1,670,469	-		1,670,469
Other current liabilities	1,249,106	-	-	1,249,106
Income tax payables	284,627	-	-	284,627
Lease liabilities	2,211,984	2,106,429	-	4,318,413
Finance lease liabilities	701,796	1,074,047	-	1,775,843
Provision for employee benefits	479,261	1,478,194	36,040,019	37,997,474
	$8,632,648	$24,738,351	$36,040,019	$69,411,018

Year ended December 31, 2019	Due Within 1 year	1 to 5 years	>5 years	Total

Trade and other payables	$1,765,322	$-	$-	$1,765,322
Borrowings from financial institutions	1,969,666	199,447	-	2,169,113
Borrowings from third party	14,303,359	-	-	14,303,359
Borrowings from related party	1,499,998	1,437,303	-	2,937,301
Other current liabilities	1,895,113	-	-	1,895,113
Lease liabilities	3,354,144	3,058,601	76,007	6,488,752
Finance lease liabilities	617,178	1,885,872	-	2,473,050
Provision for employee benefits	463,787	1,239,353	41,217,320	42,920,460
	$25,868,567	$7,790,576	$41,293,327	$74,952,470

2.7.2	Capital risk management

The Company’s objectives on managing capital are to safeguard the Company’s ability to continue as a going concern and support the sustainable growth of the Company in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return of capital to shareholders, issue new shares or sell assets to reduce debt.

In the opinion of the directors of the Company, the Company’s capital risk is low.

2.7.3	Impact of COVID-19

The Coronavirus Disease (COVID-19) outbreak and the measures taken to contain the spread of the pandemic have created a high level of uncertainty to global economic prospects and this has impacted the Company’s operations and its financial performance in year 2020. As COVID-19 continues to evolve with significant level of uncertainty, management of the Company is unable to reasonably estimate the full financial impact of COVID-19 on the Company’s financial results in year 2021. The Company is monitoring the situation closely and to mitigate the financial impact, it is conscientiously managing its cost by adopting an operating cost reduction strategy and conserving liquidity by working with major creditors to align repayment obligations with receivable collections. Based on the Company’s most recent projections for year 2021 and with over $8 million in cash and cash equivalents, management of the Company believes that the Company will be able to continue to operate as a going concern in the foreseeable future for at least the next 12 months.

2.8	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: the (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, trade and other receivables, amounts due from related parties, and other current assets, trade payables, amounts due to related parties, accruals and other liabilities. As of December 31, 2020 and 2019, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, prepayments and other current assets, trade payables, amounts due to related parties, accruals and other liabilities approximate their fair values due to the short-term maturity of these instruments.

2.9	Cash and cash equivalents and restricted cash

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Restricted cash represents cash pledged with a local bank as collateral for bank guarantees issued by those banks in respect of project performance and for electricity usage. The restricted cash for projects that are expected to be completed within one year are classified as a current asset.

2.10	Accounts receivable, net and other receivables

Accounts and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for doubtful accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts and other receivables and accounts receivable from related parties. The Company determines the allowance for its accounts receivable from contracted customers based on aging data, historical collection experience, customer specific facts and economic conditions. The Company writes off accounts receivable when amounts are deemed uncollectible. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.

In determining the amount of the allowance for doubtful accounts, prior to January 1, 2020, the Company applied the following percentages: 5% to receivables from 61 to 90 days; 30% to receivables from 91 to 180 days and 60% to receivables from 181 to 365 days. Account balances older than one year were charged off against the allowance after all means of collection of been exhausted (both legally and commercially speaking) and the potential for recovery was considered remote. No allowance was established for the Company’s due from related parties and other receivables as the amounts were deemed fully collectible. During the year ended December 31, 2020, the Company revised its allowance methodology to a specific provision basis in that an allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history of its customers and current relationships with them. This revision in the allowance methodology did not have any material effect on the Company’s net accounts receivable as of December 31, 2019.

The Company did not have any write offs during the years ended December 31, 2020 and 2019. The Company recognized a recovery of its bad debt expense of $2,872 and $19,554 during the years ended December 31, 2020 and 2019, respectively.

2.11	Inventory

Inventory solely consists of robots and are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. When inventory is sold, their carrying amount is charged to expense in the period in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the period the impairment or loss occurs. No allowance for slow moving or obsolete inventory was recorded for the year ended December 31, 2020.

During the year ended December 31, 2020, all inventory was purchased from a related party.

2.12	Withholding taxes receivable

Withholding tax is a deduction from payments made to suppliers who provide services. The withholding tax rates can vary depending on the type of income and the tax status of the recipient. Based on tax rules currently in effect, the withholding tax rate is 3% for commercial contracts and 1% for governmental contracts in Thailand, which amounts are refundable. The Company generally files its request for a withholding tax refund by the end of May of the following year for withholding tax deducted in the previous year. Once the request for withholding tax refund is submitted to the Thai Revenue Department, the request will be subject to audit and review. Since it is difficult to predict the time required by the Thai Revenue Department to complete its audit and approve the relevant refund, except for known amount to be collected within the next 12 months, the Company has reflected its withholding tax receivable as a non-current asset in its statements of financial position for amounts due from the Revenue Department.

Withholding tax receivable is recorded net of related provision for amount that could be challenged by the taxing authority. Such provision represents the Company’s best estimate based on recent collection history.   Loans to related party

2.13	Loans to related party

The Company recognizes the contractual right to receive money on demand or on fixed or determinable dates as loans receivable. For those that the contractual maturity date is less than one year, the Company records as short-term loans receivable.

The Company recognizes interest income on an accrual basis using the straight-line method over the fixed or determinable dates.

2.14	Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation is calculated using the straight-line method over the following estimated useful lives:

Estimated
useful life
Leasehold improvements	Lesser of useful life or remaining lease term
Tools and equipment	5 years
Furniture, fixtures and office equipment	5 years
Vehicles	5,10 years
GDM machines	5 years
Robots	5 years

2.15	Assets under construction

Assets under construction are stated at cost less impairment losses, if any. Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the related assets under construction are transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for assets under construction until they are completed and ready for intended use.

2.16	Intangible assets, net

Intangible assets represent computer software. The intangible assets are recorded at historic acquisition costs, and amortized on a straight-line basis over their estimated useful lives.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company will be recognized as intangible assets when the criteria of intangible assets are met.

Intangible assets are not amortized where their useful lives are assessed to be indefinite. The useful life of an intangible asset that is not being amortized is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. Otherwise, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

2.17	Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Company did not incur any impairment loss during the years ended December 31, 2020 and 2019.

2.18	Trade and other payables

Trade and other payables are recognized at fair value.

2.19	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

2.20	Revenue from contracts with customers

The Company generates its revenue primarily from rendering the following services: (i) Cash-In-Transit - Non Dedicated Vehicle (Non-DV); (ii) Cash-In-Transit - Dedicated Vehicle (DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Cheque Center Service (CDC); (vii) Express Cash; (viii) Coin Processing Service; (ix) Cash Deposit Management Solutions and (x) Robotics AI Solutions.

The Company recognizes revenue when it has transferred to its customer control over the service rendered. Control refers to the ability of the customer to direct and obtain substantially all the transferred service’s benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred service. The Company’s management applies the following considerations to analyse the moment in which the control of the service is transferred to the customer.

●	Identify the contract or quotation with the agreed service price.

●	Evaluate the services engaged in the customer’s contract and identify the related performance obligations.

●	Consider the contract terms and commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for delivering the services engaged with the customer. The consideration engaged in a customer’s contract is generally a fixed amount.

●	Allocate the transaction price, if necessary, to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of delivering the services engaged with the customer.

●	Recognize revenue when the Company satisfied the performance obligation through the rendering of services engaged.

All of the conditions mentioned above are accomplished normally when the services are rendered to the customer and revenue is recognized when the Company satisfied the performance obligation over time or point in time depending on the service type as described in the following table. The reported revenue reflects services delivered at the contract or agreed-upon price.

Revenue is recognized when the related performance obligation is satisfied.

Fixed Fees
Service Type		Performance Obligations	Per delivery / order	Per month
Cash-In-Transit (CIT) – Non Dedicated Vehicles (Non-DV)	(a)	Delivery from point A to point B per customer request. Service obligation is generally completed within same day.	√
Cash-In-Transit (CIT) – Dedicated Vehicles to Banks (DV)	(a)	Delivery from point A to point B per customer request. Service obligation is generally completed within same day.	√
ATM Management	(a)	Includes replenishment of ATM machines and first level maintenance services. Service obligation is generally completed within the same day.	√
Cash Processing (CPC)	(b)	Cash counting, sorting and vaulting services for customers in the retail industry.		√
Cash Center Operations (CCT)	(b)	Cash counting, sorting and depositing for local commercial banks on behalf of Bank of Thailand (BOT).		√
Cheque Center Service (CDC)	(b)	Handles cheque consolidation and distribution on behalf of local commercial bank.		√
Express Cash		Armored trucks (with onboard GDM) and crew teams are assigned to collect cash on behalf of local commercial banks. Service obligation is generally completed within the same day.	√
Coin Processing Service		Armored vehicles and crew teams are assigned to collect/deliver coins to/from customer sites. Service obligation is generally completed within the same day.	√
Cash Deposit Management Solutions	(b)	Cash deposit machine (Guardforce Digital Machine – GDM) are installed at the customers’ sites for the collection of cash.		√
Robotics AI Solutions – sale of robots	(a)	Sale transaction deemed completed upon customer’s acknowledgment of receipt of robot	√
Robotics AI Solutions – rental of robots	(b)	Robots are placed at the customer’s site and they are leased out for a fixed term		√

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers. Except for the sale of robots, customer’s billing is generally prepared on a monthly basis once service delivery reports have been received and the invoice amount has been confirmed with the customers. Standard payment is 45 days, but it may be 45 to 60 days depending on the individual customer contract.

(a)	Revenue is recognized net of sales taxes and upon transfer of significant risks and rewards of ownership to customers. Revenue is not recognized to the extent where there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

(b)	Related service revenue or rental income is recognized on a straight-line basis at the end of each month over the term of the lease.

Disaggregation information of revenue by service type is as follows:

	For the year ended December 31,
	2020	Percentage of Total	2019	Percentage of Total
Service Type	(USD)	Revenue	(USD)	Revenue
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$12,045,914	32.0%	$12,052,738	31.2%
Cash-In-Transit - Dedicated Vehicle to Banks (CIT DV)	4,822,354	12.8%	4,958,139	12.9%
ATM Management	12,542,613	33.3%	14,024,291	36.4%
Cash Processing (CPC)	2,842,209	7.5%	2,283,835	5.9%
Cash Center Operations (CCT)	3,256,423	8.6%	3,661,135	9.5%
Cheque Center Service (CDC)	61,197	0.2%	394,290	1.0%
Others **	399,977	1.1%	38,570	0.1%
Cash Deposit Management Solutions (GDM)	1,457,307	3.9%	1,158,082	3.0%
Robotics AI solutions	220,788	0.6%	-	-
Total	$37,648,782	100.0%	$38,571,080	100.0%

**	Others include primarily revenue from express cash and coin processing services.

During the year ended December 31, 2020, revenue amounting to $37,433,467 and $215,315 were generated from third parties and a related party, respectively.

2.21	Cost of revenue

Cost of revenue consists primarily of internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

During the year ended December 31, 2020, cost of revenue amounting to $30,478,783 and $895,315 were generated from third parties and related parties, respectively.

2.22	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated statements of profit or loss as they are incurred.

Current income taxes are recorded in the results of the year they are incurred.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit or loss. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carry forwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences will be available against which those deductible temporary differences can be utilized after considering future tax planning strategies. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax carryforward losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit and reversal of existing taxable temporary differences will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits and reversal of existing taxable temporary differences will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Net deferred income taxes are classified as a non-current asset or liability, regardless of when the temporary differences are expected to reverse.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

2.23	Provisions

Provisions are recognized for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2.24	Employee benefits

The Company provides for retirement benefits payable for employees of its subsidiaries in Thailand under the Thai Labor Law; and follows IFRS 19 in accounting for the related obligation. Depending upon the individual employee’s salary and years of service, the related obligation is calculated by an independent actuary using the projected unit credit method. The present value of the obligation is determined by discounting with the interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related liabilities. The sensitivity analysis is determined by i) discount rate; ii) salary increase rate; iii) turnover rate; and iv) life expectancy.

All re-measurements effects of the Company’s retirement benefit obligation such as actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly in other comprehensive income.

As of December 31, 2020 and 2019, actuarial loss of $8,772 and $131,713, net of tax had been recognized in other comprehensive income, respectively.

2.25	Leases

From 1 January 2019, in accordance with IFRS 16, leases with terms greater than 12 months are recognized as a right-of-use asset (“ROU”) and a corresponding lease liability at the date in which the leased asset is available for use by the Company. Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases of the Company, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. To determine the incremental borrowing rate, the Company uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions .

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

●	The amount of the initial measurement of the lease liability

●	any lease payments made at or before the commencement date less any lease incentives received

Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis. The lease terms of building’s and others are generally less than ten years and less than five years, respectively.

Payments associated with leases with a lease term of 12 months or less on the Company’s equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

2.26	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.27	Earnings (Loss) per share (“EPS”)

Basic EPS is calculated by dividing the net profit (loss) available to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards and convertible debt instruments, unless their inclusion in the calculation is anti-dilutive.

2.28	Recent Accounting Pronouncements

All new standards and amendments that are effective for annual reporting period commencing January 1, 2020 have been applied by the Company for the year ended December 31, 2020. The adoption of these new and amended standards did not have material impact on the consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2020, and they have not been early adopted by the Company in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Company.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	As of December 31,
	2020	2019
Cash on hand	$392,803	$403,017
Cash in bank	8,021,241	5,675,674
Subtotal	8,414,044	6,078,691
Restricted cash	1,715,866	1,609,030
Cash, cash equivalents, and restricted cash	$10,129,910	$7,687,721

4.	INVENTORY

	As of December 31,
	2020	2019
Robots at warehouse	$252,411	$-
Robots in transit	242,670	-
Inventory	$495,081	$-

No allowance for slow moving or obsolete inventory was recorded for the year ended December 31, 2020.

5.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2020	2019
Accounts receivable	$5,468,911	$5,567,629
Allowance for doubtful accounts	-	(2,999)
Accounts receivable, net	$5,468,911	$5,564,630

The following tables details the Company’s net accounts receivables as of:

December 31, 2020

	Current	<30	31-60	61-90	91 and over	Total
Gross carrying amount	$5,073,178	$250,408	$103,581	$14,891	$26,853	$5,468,911
Allowance	-	-	-	-	-	-
Net	$5,073,178	$250,408	$103,581	$14,891	$26,853	$5,468,911

December 31, 2019

	Current	<30	31-60	61-90	91 and over	Total
Gross carrying amount	$5,235,436	$247,109	$74,014	$3,690	$7,380	$5,567,629
Allowance	-	-	-	(184)	(2,815)	(2,999)
Net	$5,235,436	$247,109	$74,014	$3,506	$4,565	$5,564,630

Below is a rollforward of the allowance for doubtful accounts:

Balance at December 31, 2018	$(21,316)
Recovery of bad debts	19,554
Write off	-
Exchange difference	(1,237)
Balance at December 31, 2019	(2,999)
Recovery of bad debts	2,872
Write off	-
Exchange difference	127
Balance at December 31, 2020	$-

6.	WITHHOLDING TAX RECEIVABLES, NET

	2020	2019
Balance at January 1	$6,865,971	$5,405,006
Addition	728,165	960,497
Collection	(1,527,771)	-
Write off	(710,219)	-
Allowance for uncollectible	(1,055,775)	-
Exchange difference	(75,332)	500,468
Balance at December 31	$4,225,039	$6,865,971

	As of December 31,
	2020	2019
Current portion	$690,487	$-
Non-current portion	3,534,552	6,865,971
Withholding tax receivables, net	$4,225,039	$6,865,971

During 2020, the Company received a withholding taxes refund for THB 47,812,370 (approximately $1.5 million) in connection with the Company’s 2013 to 2015 withholding taxes refund applications (totaled THB 89,268,913 or approximately $2.9 million): the balance of the refund amounted to THB 20,724,273 (approximately $0.7 million) was received in January 2021. The Company wrote off approximately $0.7 million, representing the difference between the receivable recorded and amount of known refund from the Thai Revenue Department. The Company did not have any write offs during the year ended December 31, 2019.

Out of prudence, based on amount written off for the receivable related to year 2013 to 2015, the Company recorded an allowance of approximately $1.1 million against its withholding taxes receivable for year 2016 through 2020.

7.	OTHER CURRENT AND OTHER NON-CURRENT ASSETS

	As of December 31,
	2020	2019
Input VAT receivable	$134,746	$268,680
Prepayments - office rental	952,616	958,853
Prepayments - insurance	292,095	94,849
Prepayments - others	51,920	144,151
Uniforms	17,954	28,887
Tools and supplies	135,553	158,049
Other current assets	$1,584,884	$1,653,469

Deposits	$361,275	$532,074
Other non-current assets	$361,275	$532,074

8.	FIXED ASSETS, NET

	Leasehold improvements	Machinery and equipment	Office decoration and equipment	Vehicles	Assets under construction	GDM machines	Robots	Total
Cost
At December 31, 2018	$2,888,288	$6,467,812	$6,081,943	$17,614,629	$950,095	$-	$-	$34,002,767
Additions	-	122,942	53,015	85,919	521,817	-	-	783,693
Disposals	(1,608)	(217,140)	(117,215)	(1,349,460)	-	-	-	(1,685,423)
Transfers in (out)	464,241	188,902	501,710	59,604	(1,214,457)	-	-	-
Exchange differences	265,841	565,630	542,869	1,494,372	70,482	-	-	2,939,194
At December 31, 2019	3,616,762	7,128,146	7,062,322	17,905,064	327,937	-	-	36,040,231
Additions	38,876	62,626	136,497	25,237	-	285,510	860,026	1,408,772
Disposals	(2,365)	(1,363,245)	(26,512)	(16,570)	(2,774)	-	-	(1,411,466)
Transfers in (out)	-	(44,953)	(1,164,305)	-	(311,237)	1,520,495	-	-
Exchange differences	(4,166)	(68,734)	(56,194)	(27,969)	(13,926)	77,111	24,924	(68,954)
At December 31, 2020	3,649,107	5,713,840	5,951,808	17,885,762	-	1,883,116	884,950	35,968,583

Accumulated Depreciation
At December 31, 2018	2,353,333	5,503,362	4,527,915	11,442,195	-	-	-	23,826,805
Depreciation charged for the year	173,026	608,396	421,050	1,461,122	-	-	-	2,663,594
Disposal	(857)	(216,853)	(118,117)	(1,347,936)	-	-	-	(1,683,763)
Exchange differences	210,147	491,089	403,440	998,943	-	-	-	2,103,619
As December 31, 2019	2,735,649	6,385,994	5,234,288	12,554,324	-	-	-	26,910,255
Depreciation charged for the year	186,209	430,228	219,724	1,426,001	-	288,495	24,646	2,575,303
Disposal	(2,365)	(1,363,070)	(26,152)	(16,568)	-		-	(1,408,155)
Transfers in (out)	-	(11,747)	(290,802)	-	-	302,549	-	-
Exchange differences	3,520	(50,439)	(12,436)	40,307	-	25,236	638	6,826
As December 31, 2020	2,923,013	5,390,966	5,124,622	14,004,064	-	616,280	25,284	28,084,229
Net book value
At December 31, 2020	$726,094	$322,874	$827,186	$3,881,698	$-	$1,266,836	$859,666	$7,884,354
At December 31, 2019	$881,113	$742,152	$1,828,034	$5,350,740	$327,937	$-	$-	$9,129,976

There was no impairment of fixed assets recorded for the years ended December 31, 2020 and 2019. No fixed assets were pledged as security for bank borrowings.

9.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The carrying amounts of right-of-use assets are as below:

	2020	2019
As at January 1	$6,173,590	$5,927,711
New leases	532,978	2,321,780
Depreciation expense	(2,506,446)	(2,583,318)
Exchange difference	(9,771)	507,417
Net book amount at December 31	$4,190,351	$6,173,590

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during year 2020 and 2019 was 3.25% and 4.08%, respectively.

During the year ended December 31, 2020, interest expense of $146,723 arising from lease liabilities was included in finance costs. Depreciation expense related to right-of-use assets was $2,506,446 during the year ended December 31, 2020.

10.	INTANGIBLE ASSETS, NET

Computer
software
Cost
At December 31, 2018	$846,958
Additions	47,163
Exchange difference	75,165
At December 31, 2019	969,286
Additions	26,316
Disposals	(141)
Exchange difference	(416)
At December 31, 2020	995,045

Accumulated amortization
At December 31, 2018	617,618
Amortization charged for the year	43,129
Exchange difference	55,087
As December 31, 2019	715,834
Amortization charged for the year	54,745
Disposals	(141)
Exchange difference	1,199
As December 31, 2020	771,637

Net book value
At December 31, 2020	$223,408
At December 31, 2019	$253,452

11.	TRADE AND OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2019
Trade accounts payable – third parties	$1,366,482	$1,400,504
Accrued salaries and bonus	140,321	29,386
Accrued customer claims, cash loss and shortage**	33,608	36,048
Trade and other payables	$1,540,411	$1,465,938

Output VAT	$114,877	$100,710
Accrued Expenses	375,815	931,457
Payroll Payable	560,051	624,453
Other Payables	198,363	238,493
Other current liabilities	$1,249,106	$1,895,113

**	Includes a provision for penalty for failure to meet certain performance indicators as stipulated in certain customer contracts for approximately $14,600 and $10,000 respectively.

12.	BORROWINGS FROM FINANCIAL INSTITUTIONS

	As of December 31,
	2020	2019
Current portion of long-term borrowings	$494,994	$1,969,666
Long-term borrowings	993,869	199,447
Borrowings from financial institutions	$1,488,863	$2,169,113

The Company maintains borrowings with one financial institution. The borrowings are used for working capital purposes to support its business operations in Thailand. For the year ended December 31, 2020, the Company borrowed five bank loans carrying interest at the rates of MLR minus 1%, MLR minus 1%, MLR minus 1%, 2%, 2%. For the year ended December 31, 2019, the Company maintained borrowings from two separate financial institutions. The borrowings carried interests at the rates of MLR (6.25%) minus 1% and BIBOR (6M) plus 3%, respectively. Borrowings are due to mature and repayable on Aug 31, 2021, November 31, 2021, June 30, 2023, May 31, 2022 and April 7, 2025. For the years ended December 31, 2020 and 2019, interest expense was $82,779 and $81,191, respectively.

As of December 31, 2020, the Company has unused bank overdraft availability of approximately $330,000 and unused trust receipts availability of approximately $1,700,000.

13.	SHORT-TERM BORROWINGS FROM THIRD PARTY

On April 29, 2018, Guardforce TH Group Company Limited entered into an agreement with Profit Raider Investment Limited (“Profit Raider”) to transfer the loan between Guardforce TH and the Company to Profit Raider. As a result, the Company recorded a short-term borrowing from a third party in the amount of $13.42 million bearing interest at 4% from April 30, 2019 to December 31, 2019 and 3.22% prior to April 30, 2019. The Company assumed an additional liability of approximately $576,000 which has been treated as an additional expense paid to the related party in 2018. The holding companies have guaranteed the short-term borrowings from Profit Raider which amount is due on December 31, 2020. Profit Raider became a 10% shareholder of the Company as a result of a share transfer transaction in March 2020 and therefore this borrowing is presented as a related party loan and the loan was extended to December 31, 2022 bearing interest at 4% (see Note 21).

For the years ended December 31, 2020 and 2019, interest expense was $579,039 (Note 21) and $293,827, respectively.

14.	FINANCE LEASE LIABILITIES

	As of December 31,
	2020	2019
Current portion	$632,105	$591,997
Non-current portion	1,023,366	1,658,096
Finance lease liabilities	$1,655,471	$2,250,093

For the years ended December 31, 2020 and 2019, interest expense was $98,405 and $135,708, respectively.

The minimum lease payments under finance lease agreements are as follows:

	As of December 31,
	2020	2019
Within 1 year	$701,796	$617,178
After 1 year but within 5 years	1,074,047	1,855,872
Less: Finance charges	(120,372)	(222,957)
Present value of finance lease liabilities, net	$1,655,471	$2,250,093

Finance leased assets comprise primarily vehicles and office equipment as follow:

	As of December 31,
	2020	2019
Cost	$3,172,647	$8,459,215
Less: Accumulated depreciation	(937,442)	(4,226,875)
Net book value	$2,235,205	$4,232,340

15.	TAXATION

Value added tax (“VAT”)

The Company is subject to a statutory VAT of 7% for services in Thailand. The output VAT is charged to customers who receive services from the Company and the input VAT is paid when the Company purchases goods and services from its vendors. The input VAT can be offset against the output VAT.  The VAT payable is presented on the statements of financial position when input VAT is less than the output VAT.  A recoverable balance is presented on the statements of financial position when input VAT is larger than the output VAT.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to a corporate income tax rate of 16.5% on Hong Kong service income.

Thailand

The Company’s subsidiary incorporated in Thailand is subject to a corporate income tax rate of 20%.

Pre-tax loss, by jurisdiction, for the years ended December 31, 2020 and 2019 is as follows:

	For the years ended December 31,
	2020	2019
Cayman Islands	$(1,711,094)	$(714,196)
BVI	(12,345)	(6,945)
Hong Kong	(63,483)	(39,828)
Thailand	(1,112,496)	909,519
	$(2,899,418)	$148,550

The components of the income tax provision are:

	For the years ended December 31,
	2020	2019
Current income tax expense	$261,586	$-
Deferred income tax (benefit) expense	(18,749)	88,473
Total income tax expense	$242,837	$88,473

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2020	2019
Profit before income tax expense*	$864,207	$909,519
Thailand income tax statutory rate	20%	20%
Income tax at statutory tax rate	172,841	181,904
Permanent differences	69,996	(93,431)
Income tax expense	$242,837	$88,473

* This amount represents assessable profit before income tax after adjustments for non-deductible and non-taxable expense items from the Thailand operating entity.

Deferred tax assets and liabilities are comprised of the following:

	As of December 31,
	2020	2019
Provision for employee benefits	$1,368,335	$1,287,959
Net operating loss carried forwards	1,105	134,869
Deferred tax assets	1,369,440	1,422,828
Less:
Deferred tax liabilities - finance leases	331,094	414,308
Deferred tax assets, net	$1,038,346	$1,008,520

16.	PROVISION FOR EMPLOYEE BENEFITS

The Company has a defined benefit plan based on the requirement of the Thailand Labor Protection Act B.E.2541 (1988) to provide retirement benefits to employees based on pensionable remuneration and length of service which are considered as unfunded. There were no plan assets set up and the Company will pay benefits when needed.

According to IAS 19 (Revised 2017), the use of Projected Unit Credit (PUC) Cost Method is required in order to determine the actuarial liability based on past service and expected future salary. Thus, the actuarially acceptable assumptions on salary scale are needed. Actuarial assumptions on other components of the benefit formulas are also required to measure the obligation such as demographic assumptions and financial assumptions. All of these assumptions are important because they are directly related to a possibility of actuarial gains and losses. Moreover, the obligations are measured on a discounted basis because they may be settled many years after the employees render the related service.

The following assumptions have been adopted for this actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as follows.

Age Group (Years)	Annual Voluntarily Resignation Rate of Direct Cost Staff	Annual Voluntarily Resignation Rate of Indirect Cost Staff
Below 31	18%	33%
31-40	8%	19%
41-50	6%	15%
Above 50	0%	0%

4.	Annual Forced Resignation: Age related rates as follows.

Age Group (Years)	Annual Forced Resignation Rate
Below 31	0%
31-40	0%
41-50	0%
Above 50	0%

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 1.26% per year based on the zero coupon yield rate of government bonds in Thailand from the Thai Bond Market Association (Thai BMA) as of December 31, 2020. Duration (or single weighted average remaining time to retire) is 12 years.

2.	Salary Increase Rate: 3.00% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Movement in the present value of the defined benefit obligation:

	As of December 31,
	2020	2019
Defined benefit obligations at January 1,	$6,439,795	$5,619,337
Benefits paid during the year	(517,531)	(611,610)
Current service costs	770,934	691,767
Interest	96,019	145,589
Past service cost and gain (loss) on settlement	36,939	(68,898)
Actuarial loss	8,772	164,641
Exchange differences	6,745	498,969
Defined benefit obligations at December 31,	$6,841,673	$6,439,795

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

December 31, 2020

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$6,246,875	$(594,798)	-8.69	-1	$7,540,239	$698,566	10.21
Salary Increase Rate	1	7,303,544	461,871	6.75	-1	6,442,685	(398,988)	-5.83
Turnover Rate	1	6,515,632	(326,041)	-4.77	-1	6,990,881	149,208	2,18
Life Expectancy	+1 Year	6,860,711	19,038	0.28	-1 Year	6,822,778	(18,895)	-0.28

December 31, 2019

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$5,877,653	$(562,142)	-8.73	-1	$7,098,037	$658,242	10.22
Salary Increase Rate	1	6,832,393	392,599	6.10	-1	6,098,352	(341,443)	-5.3
Turnover Rate	1	6,131,013	(308,782)	-4.79	-1	6,576,958	137,163	2.13
Life Expectancy	+1 Year	6,458,065	18,207	0.28	-1 Year	6,421,657	(18,137)	-0.28

Maturity profile of the defined benefit obligation as of December 31, are as follow:

Year	Defined Benefit Obligation
2021	$479,261
2022	$382,777
2023	$307,729
2024	$296,453
2025	$491,235
2026	$407,832
2027	$665,504
2028	$391,612
2029	$371,439
2030	$530,725
2031-2045	$16,658,962
>2045	$17,013,945

17.	SHAREHOLDERS’ EQUITY

As of December 31, 2019, 50,000,000 ordinary shares were issued at par value of $0.001, equivalent to share capital of $50,000. On February 5, 2020, the shareholders of the Company authorized an increase in the authorized share capital of the Company from 50,000,000 ordinary shares to 300,000,000 ordinary shares, by the creation of an additional 250,000,000 ordinary shares with a par value of US$0.001. In March 2020, the Company issued 2,068,959 ordinary shares (see Note 18) at par value. Total ordinary shares issued as of December 31, 2020 was 52,068,959, equivalent to share capital of approximately $52,069. As of December 31, 2020 and 2019, subscription receivable for these shares was $50,000. During 2020, the Company recorded a capital distribution by the controlling shareholder for approximately $380,000, representing the amount of related party receivable / loan written off.

18.	STOCK-BASED COMPENSATION

On December 16, 2019, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with VCAB Eight Corporation, a Texas corporation (“VCAB”), pursuant to which, subject to certain preconditions being satisfied, it was agreed that VCAB would merge with and into the Company. The main objective of the Merger was to increase the Company’s shareholder base to, among other things, assist the Company in satisfying the listing standards of a national security exchange in the United States. The Merger was completed effective on March 10, 2020, and the separate existence of VCAB ceased on that date. As consideration for the Merger, the Company agreed to issue an aggregate of 2,631,579 shares of capital stock (“Plan Shares’) to VCAB’s claim holders. As of the date of this report, the Company has issued, 2,068,959 of the Plan Shares to approximately 670 designated and Bankruptcy Court approved claim holders. In April 2021, the Company issued the remaining 562,620 Plan Shares to additional claim holders upon their approval by the Bankruptcy Court. Following the completion of this process, the Company has approximately 1,300 holders of its outstanding ordinary shares. The Company recorded the fair value of the shares in connection to the 2,631,579 shares issued in the merger transaction of $18,826 as stock-based compensation expense.

On January 8, 2020, Guardforce AI Service Ltd. entered into agreements with and transferred 2,500,000 shares each, totaling 5,000,000 of the Company’s ordinary shares, to, Mr. Terence Yap, the Company’s Chairman and Ms. Lei Wang, the Company’s Chief Executive officer. The shares, deemed as issuances by the Company, were transferred to Mr. Yap and Ms. Wang as compensation for serving in their roles as the Company’s Chairman and Chief Executive Officer, respectively. The Company accounted for these transfers as stock-based compensation expenses; the aggregate charge was $46,341, representing the fair value of the shared being transferred.

On March 13, 2020, the Company’s Board of Directors approved the transfer of 5,000,000 ordinary shares of Guardforce AI Co. Limited from Guardforce AI Technology to Profit Raider Investments Limited (“Profit Raider”) to fulfil a short-term borrowing transaction (Note 13). This transfer is deemed an issuance by the Company and the Company recorded a charge of stock-based compensation expense of $35,769.

19.	ADMINISTRATIVE EXPENSES

	For the years ended December 31,
	2020	2019
Staff expense	$2,759,505	$2,201,515
Rental expense	702,664	547,513
Depreciation and amortization expense	167,380	153,316
Utilities expense	120,236	131,810
Travelling and entertainment expense	138,707	108,021
Professional fees	932,891	391,273
Repairs and maintenance	70,443	104,813
Employee benefits	548,628	358,287
Other service fees	273,333	282,322
Other expenses**	960,685	474,696
	$6,674,472	$4,753,566

**	Other expenses mainly comprised of stock-based compensation, office expenses, stamp duties, training costs, etc.

20.	LEGAL RESERVE

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is at least 10% of the registered share capital. The legal reserve is non-distributable. The Company reserve has met the legal reserve requirement of $223,500 as of December 31, 2020 and 2019.

21.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2020:

Name of related parties	Relationship with the Company
Tu Jingyi (“Mr. Tu”)	Controlling shareholder
Long Top Limited	Mr. Tu’s father is the majority shareholder
Guardforce TH Group Company Limited	Mr. Tu’s father is the majority shareholder
Guardforce Security (Thailand) Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Bangkok Bank Public Company Limited	Minority shareholder
Shenzhen Junwei Investment Development Company Limited	Minority shareholder
Guardforce Aviation Security Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce 3 Limited	Mr. Tu’s father is the majority shareholder
Guardforce Group Limited	Controlled by Mr. Tu’s father
Guardforce AI Technology Limited	Holding Company
Guardforce AI Service Limited	Holding Company
Profit Raider Investment Limited	10% shareholder effective March 2020
Shenzhen Douguaer Investment Partnership	Ultimately controlled by Mr. Tu
Guardforce Holdings (HK) Limited	Controlled by Mr. Tu’s father
Guardforce Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	Controlled by Mr. Tu
Perfekt Technology & System Co., Ltd.	Mr. Tu’s father is the majority shareholder of its ultimate holding company

The principal related party balances and transactions as of and for the years ended December 31, 2020 and 2019 are as follows:

Amounts due from related parties:

		As of December 31,
		2020	2019
Guardforce Group Limited	(a)	$-	$11,966
Guardforce TH Group Company Limited	(a)	6,026	92,078
Guardforce AI Technology Limited	(a)	-	850
Guardforce AI Service Limited	(a)	-	850
Bangkok Bank Public Company Limited	(b)	443	-
Guardforce Limited	(c)	20,647	-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	(d)	346,152	-
		$373,268	$105,744

(a)	Amounts due from Guardforce Group Limited, Guardforce TH Group Company Limited, Guardforce AI Technology Limited and Guardforce AI Service Limited were business advances for operational purposes. In May 2020, the company wrote off approximately $80,000 of amount due from Guardforce TH Group Company Limited. The write off is recorded as a capital distribution.

(b)	Amounts due from Bangkok Bank Public Company Limited represents trade receivables for service provided by the Company.

(c)	Amounts due from Guardforce Limited represents primarily trade receivables for the sale of robots. The balance was fully settled in January 2021.

(d)	Amounts due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited comprised of $187,665 advance to suppliers for the purchase of robots and $158,487 commission receivable.

Long-term loan to related party:

	As of December 31,
	2020	2019
Long Top Limited	$-	$315,173

On April 27, 2018, the Company made a long term loan to Long Top Limited with an interest of 3%. The loan was due on December 31, 2019 and it was further extended to December 31, 2021. All interest and principal are due on the same date. On January 1, 2020, the Company wrote off the outstanding loan to Long Top Limited of approximately $300,000. The write off is recorded as a capital distribution.

Amounts due to related parties:

		As of December 31,
		2020	2019
Tu Jingyi	(b)	$88,047	$67,139
Shenzhen Junwei Investment Development Company Limited	(a)	225,085	224,766
Guardforce 3 Limited	(a)	-	5,751
Shenzhen Douguaer Investment Partnership	(a)	-	1,728
Guardforce Holdings (HK) Limited	(c)	156,782	-
Profit Raider Investment Limited	(b)	1,136,664	-
Guardforce Aviation Security Company Limited	(d)	1,224	-
Guardforce Security (Thailand) Company Limited	(d)	62,667	-
		$1,670,469	$299,384

(a)	Amounts due to Shenzhen Junwei Investment Development Company Limited, Guardforce 3 Limited and Shenzhen Douguaer Investment Partnership represent non-interest bearing advances from related parties. In May 2020, the amount due to Guardforce 3 Limited was forgiven.

(b)	Amounts due to Tu Jingyi and Profit Raider Investment Limited represented interest accrued on the respective loans.

(c)	Amounts due to Guardforce Holdings (HK) Limited comprised of $99,998 advances made and $56,784 accrued interests on the loans.

(d)	Amounts due to Guardforce Aviation Security Company Limited and Guardforce Security (Thailand) Company Limited represent accounts payable for services provided by related parties.

Short-term borrowings from related parties:

		As of December 31,
		2020	2019
Guardforce Holdings (HK) Limited	(a)	$-	$1,499,998
Tu Jingyi	(b)	-	1,437,303
		$-	$2,937,301

Long-term borrowings from related parties:

		As of December 31,
		2020	2019
Guardforce Holdings (HK) Limited	(a)	$4,140,500	$-
Tu Jingyi	(b)	1,437,303	-
Profit Raider Investment Limited	(c)	13,508,009	-
		$19,085,812	$-

(a)	On December 31, 2019, the Company entered into an agreement with Guardforce Holdings (HK) Limited whereby Guardforce Holdings (HK) Limited loaned $1,499,998 to the Company. The loan is unsecured and it bears an interest rate of 3%. The loan was initially due on December 31, 2020. During the year ended December 31, 2020, the Company repaid $507,998 to partially settle the principal. The loan was extended to December 22, 2022 bearing interest rate at 2%. For the years ended December 31, 2020 and 2019, interest expense on this loan was $19,840 and $123, respectively.

On April 17, 2020, the Company borrowed $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan is due on April 16, 2023. For the year ended December 31, 2020, interest expense on this loan was $34,187.

On September 9, 2020, the Company borrowed $413,500. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the year ended December 31, 2020, interest expense on this loan was $2,757.

(b)	On September 1, 2018, the Company entered into an agreement with Mr. Tu Jingyi whereby he lent $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest at 3%. The loan was expired on August 31, 2019, which was extended to August 31, 2020. On September 1, 2020, the Company further extended the loan to August 31, 2022 with an interest rate at 1.5%. For the years ended December 31, 2020 and 2019, interest expense on this loan was $35,933 and approximately $38,000, respectively.

(c)	As of December 31, 2019, the loan from Profit Raider Investment Limited (“Profit Raider”) was presented as short-term borrowings from a third party (Note 13). On March 11, 2020, the Company entered into a second supplemental agreement to the loan agreement with Profit Raider Investment Limited, to extend the due date of the loan to December 31, 2020. The outstanding principal amount due was $13,508,009 and the amount of interest accrued on the loan, calculated up to December 31, 2020 was $1,136,664.

On March 13, 2020, the Company’s Board of Directors approved the transfer of 5,000,000 ordinary shares of Guardforce AI Co. Limited from Guardforce AI Technology to Profit Raider Investments Limited (“Profit Raider”). As a result of this share transfer, Profit Raider is deemed an affiliate of the Company.

On December 31, 2020, the loan with Profit Raider was extended to December 31, 2022 with the same terms and conditions. For the year ended December 31, 2020 and 2019, interest expense was $579,039 and $293,827 (Note 13), respectively.

Related party transactions:

		For the years ended December 31,
	Nature	2020	2019
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$714,625	$415,604
Guardforce Aviation Security Company Limited	(b)	13,190	4,219
Perfekt Technology & System Co., Ltd.	(c)	35,842	-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(d)	1,584,873	-
Profit Raider Investment Limited	(e)	150,000	-
		$2,498,530	$419,823

Service/ Products delivered to related parties:
Bangkok Bank Public Company Limited	(f)	$9,726	$-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Commission	(g)	158,487	-
Guardforce Limited – Sales	(h)	205,589	-
		$373,802	$-

Nature of transactions:

(a)	Guardforce Security (Thailand) Co.,Ltd. provided security guard services to the Company;

(b)	Guardforce Aviation Security Co.,Ltd. provided escort services to the Company;

(c)	Perfekt Technology & System Co., Ltd. provided security equipment to the Company;

(d)	The Company purchased robots from Shenzhen Intelligent Guardforce Robot Technology Co., Limited;

(e)	The Company paid $150,000 outstanding accrued interest to Profit Raider Investment Limited;

(f)	The Company provided CIT service to Bangkok Bank Public Company Limited;

(g)	Shenzhen Intelligent Guardforce Robot Technology Co., Limited shall pay commission to the Company for the robots purchased.

(h)	The Company sold robots to Guardforce Limited.

22.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in 2024. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of December 31, are as follows:

Amount
Years ending December 31:
2021	$510,463
2022	358,951
2023	285,000
2024	1,538
Total minimum payment required	$1,155,952

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of December 31, 2020 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period
			Less than	1-3	4-5	More than
Contractual Obligations	Nature	Total	1 year	years	years	5 years
Service fee commitments	(a)	$1,039,515	$373,159	$666,356	$-	$-
Operating lease commitments	(b)	342,151	285,304	56,847	-	-
		$1,381,666	$658,463	$723,203	$-	$-

(a)	The Company has commitments to pay certain service fees to Stander Information Company Limited, as its service provider to provide technical services for operating systems, that comprise a monthly fixed amount and certain other fees as specified in the agreement.

(b)	The Company has leased various low value items with various lease terms.

Bank guarantees

As of December 31, 2020, the Company had commitments with banks for bank guarantees in favor of government agencies and others of approximately $3,164,000.

Litigation

As of the date of filing, the Company is a defendant in various labor related lawsuits totaling approximately $773,858 Management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits. Therefore, no provision has been made for these liabilities in the financial statements.

23.	CONCENTRATIONS

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2020 and 2019.

	For the years ended December 31,
	2020	% of revenue	2019	% of revenue
Company A	$10,237,481	27.2%	$10,314,869	26.7%
Company B	7,284,968	19.3%	7,032,721	18.2%
Company C	3,296,691	8.8%	4,143,091	10.7%
Company D	4,007,021	10.6%	2,831,833	7.3%
	$24,826,161	65.9%	$24,322,514	62.9%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2020	% account receivable	2019	% account receivable
Company A	$803,031	14.7%	$769,734	13.8%
Company B	708,165	12.9%	653,256	11.7%
Company C	584,928	10.7%	685,419	12.3%
Company D	1,215,095	22.2%	1,155,864	20.8%
	$3,311,219	60.5%	$3,264,273	58.6%

24.	SUBSEQUENT EVENTS

Subsequent events have been reviewed through the date the consolidated financial statements were issued and required no adjustments or disclosures other than the following:

On the February 4, 2021, the company announced the acquisition of a majority stake in information security consultants Handshake Networking Ltd (“Handshake”), a Hong Kong-based company specializing in penetration testing. A total of 131,105 shares were issued and valued at $2.50 per share in consideration for 51% of Handshake.

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test of its restricted net assets of the consolidated subsidiaries in accordance with the Securities and Exchange Commission’s Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information of the parent company.

The subsidiaries did not pay any dividends to the Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the separate condensed statement of financial position of the Company as “Investment in subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRS have been condensed or omitted.

The parent Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020 and 2019.

STATEMENTS OF FINANCIAL POSITION - PARENT COMPANY ONLY

	As of December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,030,340	$1,508,244
Other receivables	-	57,400
Investment in subsidiaries	1,823,463	2,147,265
Total assets	$2,853,803	$3,712,909

Liabilities and equity

Trade and other payables	$116,084	$1,014,593
Long-term borrowings from related company	4,947,400	1,437,303
Total liabilities	5,063,484	2,451,896

Equity
Common stock –Authorized 300,000,000 shares, par value $0.001 (2019: Authorized 50,000,000 shares)	52,069	50,000
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	2,082,795	2,360,204
Legal reserve	223,500	223,500
Deficit	(4,722,294)	(1,596,270)
Accumulated other comprehensive income	204,249	273,579
Total equity	(2,209,681)	1,261,013
Total liabilities and equity	$2,853,803	$3,712,909

STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE LOSS - PARENT COMPANY ONLY

	For the years ended December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$-	$-
Cost of revenue	-	-
Gross margin	-	-

Administrative expenses	(1,519,150)	(656,176)
Loss from operations	(1,519,150)	(656,176)

Other income, net	9	-
Finance cost	(92,717)	(53,214)
Equity (loss) income from equity investments	(1,514,166)	763,425
Net (loss) profit for the year	(3,126,024)	54,035
Total comprehensive (loss) income for the year	$(3,126,024)	$54,035

STATEMENTS OF CASH FLOWS – PARENT COMPANY ONLY

	For the years ended December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Operating activities
Net (loss) profit	$(3,126,024)	$54,035
Adjustments to reconcile net income to net cash provided by operating activities
Stock-based compensation	100,936	-
Equity (loss) income from equity investments	1,514,166	(763,425)
Changes in operating assets and liabilities:
Other receivables, net	57,400	332,599
Other payables	975,618	1,422,550
Net cash provided by operating activities	(477,904)	1,045,759

Net (decrease) increase in cash and cash equivalents, and restricted cash	(477,904)	1,045,759
Cash and cash equivalents at beginning of year	1,508,244	462,485
Cash and cash equivalents at end of year	$1,030,340	$1,508,244

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum of Association of the Registrant
1.2*	Articles of Association of the Registrant
1.3*	Articles of Association of Guardforce AI Group Company Limited
2(b).1*	Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018
2(b).2*	Supplemental Agreement dated April 29, 2019 to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018
2(b).3*	Second Supplemental Agreement dated March 11, 2020 to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018
4.1**	Memorandum of Understanding between Guardforce Security (Thailand) Co. Ltd. and Guardforce Cash Solutions Security (Thailand) Company Limited, dated March 2, 2020
4.2***	Lease Agreement between Varin World Company Limited and Guardforce Cash Solutions Security (Thailand) Company Limited dated May 27, 2019
4.3****	Third Supplemental Agreement dated December 31, 2020 to Amended and Restated Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated March 15, 2019, as supplemented
4.4****	Sale and Purchase Agreement dated February 4, 2021 between Quantum Infosec Inc. and the Registrant
4.5****	Supplemental Agreement dated February 4, 2021 between Quantum Infosec Inc. and the Registrant
8.1****	List of the registrant’s subsidiaries
12.1****	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2****	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1****	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2****	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS****	XBRL Instance Document
101.SCH****	XBRL Taxonomy Extension Schema Document
101.CAL****	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF****	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB****	XBRL Taxonomy Extension Label Linkbase Document
101.PRE****	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed as an exhibit, as numbered, to the Form 20-F of the Company filed with the Securities and Exchange Commission on May 18, 2020.

**	Filed as exhibit 4.3 to the Form 20-F of the Company filed with the Securities and Exchange Commission on May 18, 2020.

***	Filed as exhibit 4.4 to the Form 20-F of the Company filed with the Securities and Exchange Commission on May 18, 2020.

****	Filed herewith.