Form 20-F
period 2021-12-31
Guardforce AI Co., Ltd.
filed 2022-04-01
CIK 1804469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________ to ___________

Commission file number: 001-40848

GUARDFORCE AI CO., LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

10 Anson Road, #28-01 International Plaza, Singapore 079903

Tel: +65 6702 1179

(Address of Principal Executive Offices)

Lei Wang, CEO

+65 6702 1179

olivia.wang@guardforceai.com

10 Anson Road, #28-01 International Plaza, Singapore 079903

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, par value $0.003 per share	GFAI	The Nasdaq Stock Market LLC
Warrants, No par value	GFAIW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2021): There were 21,201,842 shares of the registrant’s ordinary shares outstanding, par value $0.003 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2021

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Guardforce,” “we,” “us,” “our” and the “Company” are to the combined business of GUARDFORCE AI CO., LIMITED, a Cayman Islands exempted company, its subsidiaries and other consolidated entities;

●	“AI Holdings” are to Guardforce AI Holdings Limited, a BVI company;

●	“AI Robots” are to Guardforce AI Robots Limited, a BVI company;

●	“AI Hong Kong” are to Guardforce AI Hong Kong Co., Limited, a Hong Kong company;

●	“Horizon Dragon” are to Horizon Dragon Limited, a BVI company;

●	“Southern Ambition” are to Southern Ambition Limited, a BVI company;

●	“AI Thailand” are to Guardforce AI Group Co., Limited (Thailand), a Thailand company;

●	“GF Cash (CIT)” are to Guardforce Cash Solutions Security Thailand Co., Ltd. (Thailand), a Thailand company;

●	“Macau GF” are to Macau GF Robotics Limited, a Macau company;

●	“Malaysia GF” are to GF Robotics Malaysia Sdn. Bhd., a Malaysia company;

●	“AI Robotics Group” are to GFAI Robotics Group Co., Limited, a BVI company;

●	“AI Singapore” are to Guardforce AI Singapore Pte. Ltd., a Singapore company;

●	“Handshake” are to Handshake Networking Limited, a Hong Kong company;

●	“Robot Service” are to GFAI Robot Service (Hong Kong) Limited, a Hong Kong company;

●	“GFAI Robotics” are to GFAI Robotics Services LLC, a Delaware limited liability company;

●	“GFAI Australia” are to GFAI Robot Service (Australia) Pty Ltd, an Australia company;

●	“Guardforce AI Robot Shenzhen” are to Guardforce AI Robot Service (Shenzhen) Co., Limited, a PRC company;

●	“GFAI Robot Dubai” are to GFAI Robot & Smart Machines Trading LLC, a Dubai limited liability company;

●	“Shenzhen GFAI” are to Shenzhen GFAI Robot Technology Co., Limited (former name: Shenzhen Keweien Robot Service Co., Limited), a PRC company;

●	“Guangzhou GFAI” are to Guangzhou GFAI Technology Co., Limited (former name: Guangzhou Kewei Robot Technology Co., Limited), a PRC company;

●	“BVI” are to the British Virgin Islands;

●	“Cayman Islands” are to the Cayman Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“Thailand” are to the Kingdom of Thailand;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Baht” and “THB” are to the legal currency of Thailand;

●	“Bank of Thailand” or “BOT” are to Thailand’s central bank;

●	“CIT” are to cash-in-transit or cash/valuables-in-transit;

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States;

●	“VCAB” are to VCAB Eight Corporation; and

●	“Companies Act” are to the Companies Act (2022 Revision) of the Cayman Islands.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in Thailand, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

A. [RESERVED]

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involve a high degree of risk and our ordinary shares and warrants should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of our securities, you should carefully consider the following factors relating to our business and prospects. You should pay particular attention to the fact that we currently conduct a significant portion of our operations in Thailand and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in the U.S. and other countries. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the value of our shares could decline, and you may lose all or part of your investment.

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	The effect of the coronavirus, or the perception of its effects, on our operations and the operations of our customers and suppliers could have a material adverse effect on our business, financial condition, results of operations and cash flows;

●	Our negative operating profits may raise substantial doubt regarding our ability to continue as a going concern;

●	We operate in highly competitive industries;

●	We currently report our financial results under IFRS;

●	We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues;

●	Changes to legislation in Thailand may negatively affect our business;

●	Unexpected increases in minimum wages in Thailand would reduce our net profits;

●	Increases in fuel cost would negatively impact our cost of operations;

●	We might not have sufficient cash to fully execute our growth strategy;

●	We might not have sufficient cash to repay a related party loan obligation;

●	Our business success depends on retaining our leadership team and attracting and retaining qualified personnel;

●	In the future we may not be able to use the Guardforce trademark, which could have a negative impact on our business;

●	We may be subject to service quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims, and if such claims are determined adversely to us, we may be required to pay significant damage awards;

●	Decreasing use of cash could have a negative impact on our business;

●	Implementation of our robotics solution has required, and may continue to require, significant capital and other expenditures, which we may not recoup;

●	We may fail to successfully integrate our acquisitions of Handshake, Shenzhen GFAI, and Guangzhou GFAI and may fail to realize the anticipated benefits;

●	We may experience a financial loss due to our planned acquisition of subsidiaries of Shenzhen Kewei Robot Technology Co., Limited and Shenzhen Yeantec Co., Limited;

●	We may not be able to obtain the necessary funding for our future capital or refinancing needs;

●	Any compromise of information security of our platform could materially and adversely affect our business, operations and reputation; and

●	Our transfer pricing decisions may result in uncertain tax exposures for our group.

Risks Relating to our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.

Risks Relating to Doing Business in Thailand

Risks and uncertainties related to doing business in Thailand include, but are not limited to, the following:

●	A severe or prolonged downturn in the global economy or the markets that we primarily operate in could materially and adversely affect our revenues and results of operations;

●	We are vulnerable to foreign currency exchange risk exposure; and

●	The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

Risks Relating to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

●	Uncertainties with respect to the PRC legal system could adversely affect us;

●	The PRC government exerts substantial influence over the manner in which our PRC subsidiaries must conduct their business activities. If the Chinese government significantly changes the regulations related to the business operations of our PRC subsidiaries in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected and the value of our ordinary shares may significantly decrease;

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business;

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries;

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business;

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Any classification as such will likely result in unfavorable tax consequences to us and our non-PRC shareholders;

●	You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares;

●	PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions or mergers in China; and

●	Fluctuations in exchange rates could have a material adverse impact on our results of operations and the value of your investment.

Risks Relating to Our Ordinary Shares and Warrants

Risks and uncertainties related to our ordinary shares and warrants include, but are not limited to, the following:

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the report based on foreign laws;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares; and

●	Future issuances of debt securities, which would rank senior to our ordinary shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our ordinary shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Securities.

Risks Relating to Our Business and Industry

The effect of the coronavirus disease 2019 or the perception of its effects, on our operations and the operations of our customers and suppliers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have been closely monitoring the coronavirus disease 2019, or COVID-19, pandemic that has been spreading all over the world, including to Thailand. The duration and extent of the coronavirus pandemic and related government actions may impact many aspects of our business, including creating workforce limitations, travel restrictions and impacting our customers and suppliers. If a significant percentage of our workforce is unable to work, either because of illness or travel or government restrictions in connection with the coronavirus outbreak, our operations may be negatively impacted. The Company’s response strategy in areas of high impact may result in a temporary reduced workforce as a result of self-isolation or other government or Company imposed measures to quarantine impacted employees and prevent infections at the workplace.

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

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how COVID-19, including any responses to it, will impact the global economy and our business or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are uncertain, evolving and difficult to predict, including, but not limited to, new information which may emerge concerning, additional variants of COVID-19 that may be able to circumvent the protections afforded by existing vaccines and/or may be more transmissible (like the Omicron variant) or result in more severe sickness (like the Delta variant), additional actions which may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the availability, pace of distribution and social acceptance of effective vaccines and of government efforts to slow the spread of COVID-19.

Our negative operating profits may raise substantial doubt regarding our ability to continue as a going concern.

As of December 31, 2021, our operating losses raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing or obtain financing on favorable terms for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, we may exhaust our cash resources and be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We operate in highly competitive industries.

We compete in industries that are subject to significant competition and pricing pressures in most markets.

Secure logistics:

Our competition mainly comes from international companies like Brinks and Armaguard. There are also a number of local CIT companies having very good relationships with their customers. Additionally, we are facing potential competition from the commercial banks which market their own cash management solutions to their customers and hire CIT companies as their subcontracted CIT suppliers. Furthermore, many banks have their own captive CIT subsidiaries to serve them exclusively.

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

Robotics Solutions:

The robotics industries in Thailand, China, the United States and globally are still in their infancy. Within the robotics manufacturing space, the competition is high as most competitors are engaged in selling robots as a stand-alone product. The majority of our competitors are Chinese and Japanese robotics manufacturers. Our business model requires us to build a service model business based upon the robots manufactured by third-party robotics manufacturers. There can be no assurance that these robotics manufacturers will not change their business model to offer robotics as a service solution globally and compete against us. Should this occur, it will negatively affect our ability to compete effectively and, as a result, this may have an adverse effect on our business strategy and plans for rolling out our robotics solution.

Information Security:

The information security industry in Thailand and within the rest of the Asia Pacific region is extremely fragmented with numerous start-ups targeting niche segments of the information security market and established information security service providers competing in the government and large company segments. Our business model requires us to quickly expand the information security service offerings in Thailand, Hong Kong and the rest of the Asia Pacific region. Failure to develop and execute our service offerings in a timely and efficient manner could negatively affect our ability to expand our customer base and, as a result, this could have an adverse effect on our business, financial conditions and results of operations and cash flows.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues.

Historically, we have derived a significant portion of our revenues from our top five customers, four of which are commercial banks and one of which is a state-owned bank. For the year ended December 31, 2021, the revenue derived from the state-owned bank (the Government Savings Bank) was approximately $9.6 million, which accounted for approximately 27.3% of our revenue.

For the year ended December 31, 2021, revenues from the next four largest customers combined were approximately $15.7 million or 44.6% of our revenue. Our top five customers combined accounted for approximately 71.9% of our revenue. We have four customers that accounted for 10% or more of our revenue for the years ended December 31, 2021, 2020 and 2019 (See Note 23 “Concentrations” in our audited consolidated financial statements for details).

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers. In addition, revenues from these larger customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other facts, some of which may be outside of our control. Further, some of our contracts with these larger customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations and/or trading price of our ordinary shares and warrants. If any of these largest customers terminates our services, such termination would negatively affect our revenues and results of operations and/or trading price of our ordinary shares and warrants.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and United States generally accepted accounting principles, or U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

Changes to legislation in Thailand may negatively affect our business.

The legislation in Thailand relating to the security industry is not fully developed and may evolve depending on the government in place. For example, new security acts launched in 2017 resulted in an increase in stricter control on staff issues such as recruitment standards, training criteria and firearms. This increased the cost of recruitment, training and retention. The government of Thailand may introduce additional regulations in the future which could have a negative impact our costs and thus profitability of our operations and cash flow. These developments could have an adverse effect on our business, financial condition and results of operations.

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

The CIT industry relies on a large consumption of fuel for the operation of its vehicles. Although we conduct price comparisons and enter into three-year supply contracts at fixed and discounted rates, an increase in oil prices will, most likely, negatively impact the operating costs of the Company.

Our strategy may not be successful.

If we are unable to achieve our strategic objectives and anticipated operating profit improvements, our results of operations and cash flows may be adversely affected.

We might not have sufficient cash to fully execute our growth strategy.

We expect that we will have sufficient cash on hand and cash in the bank, generated from our initial public offering, our annual cash flows, to fund our planned growth strategy capital expenditures. We believe our existing cash, cash equivalents and cash flow from future operations and cash borrowings will be sufficient to fund our operations for the next 12 months. To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to access commercial banking credit facilities as the need arises. There can be no assurance, however, that we will have or be able to acquire the necessary capital to accomplish our listed strategic objectives. If we are not able to fully execute our growth strategy, our business could suffer.

We might not have sufficient cash to repay a related party loan obligation.

As discussed elsewhere in this report, we have a loan outstanding in the principal amount of $13.51 million due and payable in full on December 31, 2022, to Profit Raider Investment Limited, or Profit Raider. We will require an extension of the maturity date of this loan, and we cannot be sure whether or not Profit Raider will extend the maturity date of the loan, or if it does, under what terms. If Profit Raider does not extend the loan, we will (i) seek an alternative source of funding to replace the loan; and/or (ii) seek further negotiation with Profit Raider to convert the loan to shares for mutually beneficial development; and/or (iii) seek support from our largest shareholder, Mr. Tu Jingyi, who owns 40.55% of our ordinary shares, for repayment. There can be no assurance, however, that we would be able to find such alternative funding on terms acceptable to us, if at all. If we cannot obtain an extension of the maturity date of the loan and are not otherwise able to refinance the loan, we may default on the loan and such default would have a material adverse effect on our financial condition, cash flows and results of operations and could result in an action by Profit Raider against us to collect the amount due under the loan along with interest, fees and any other applicable chargers.

Our business success depends on retaining our leadership team and attracting and retaining qualified personnel.

Our future success depends, in part, on the continuing services and contributions of our leadership team to execute on our strategic plan and to identify and pursue new opportunities. Our future success also depends, in part, on our continued ability to attract and retain highly skilled and qualified personnel. Any turnover in senior management or inability to attract and retain qualified personnel could have a negative effect on our results of operations. We do not maintain key life insurance on any members of management or key employees. Turnover in key leadership positions within the Company may adversely affect our ability to manage the company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of current personnel, any of which could have a material adverse effect on our business and results of operations.

In the future we may not be able to use the Guardforce trademark, which could have a negative impact on our business.

We license the “Guardforce” name and trademark from Guardforce Security Thailand Company Limited, or THAI SP, under the terms of a binding memorandum of understanding effective March 2, 2020 between GF Cash (CIT) and THAI SP. Under the terms of this license we can use in Thailand only, at no cost and on a non-exclusive, non-transferable basis, the “Guardforce” name and related trademark(s) in promoting GF Cash (CIT)’s business and selling any goods and services solely related to the business of cash-in-transit and other ancillary services provided by GF Cash (CIT) in Thailand, solely in the manner approved by THAI SP from time to time. This license has a term of three years and will renew automatically for additional three-year periods unless either party gives written notice to terminate the agreement no less than 30 days prior to the next upcoming renewal period start date. Additionally, the license may be cancelled by either party at any time with six months’ prior written notice to the other party.

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

The proliferation of payment options other than cash, including credit cards, debit cards, stored-value cards, mobile payments and on-line purchase activity and digital currencies, could result in a reduced need for cash in the marketplace and a decline in the need for physical bank branches and retail stores. To mitigate this risk, we are developing new lines of business, including, among other things, cash management solutions for retail chains and banks, multi-function machines (for cash and digital cash) and coins solutions for minting facilities. In addition, we are developing non-cash security technology related solutions such as robotics, information security and data analytics (including artificial intelligence) but there is a risk that these initiatives may not offset the risks associated with our traditional cash-based business and that our business, financial condition, results of operations and cash flows could be negatively impacted.

Implementation of our robotics solution has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop and launch our robotics solution. In 2021, we utilized our existing resources to build and develop our robotics solution. We plan to make further capital investments related to our robotics solution in the future. Our robotics related investment plans are subject to change, and will depend, in part, on market demand for robotic services, the competitive landscape for provision of such services and the development of competing technologies. There is no assurance of the success of our entry into the robotics business as there may not be sufficient demand for our robotics solution, as a result of competition or otherwise, to permit us to recoup or profit from our robotics related capital investments.

We may fail to successfully integrate our acquisitions of Handshake, Shenzhen GFAI, and Guangzhou GFAI and may fail to realize the anticipated benefits.

In March 2021, we completed the acquisition of 51% of Handshake. While we are hoping to benefit from a range of synergies from this acquisition, including by offering our customers bundled physical and information security services, we may not be able to integrate this new business and may fail to realize the expected benefits in the near term, or at all. Handshake operates in a highly competitive information security industry. Its business success will depend, in part, on market demand for its information security services, the competitive landscape for the provision of such service and the development of competing technologies. Our business and financial condition may be adversely affected if the business of Handshake fails or we fail to manage our investment in Handshake successfully.

In March 2022, we completed acquisitions for 100% of Shenzhen GFAI and 100% of Guangzhou GFAI. While we are hoping to benefit from a range of synergies from these acquisitions, including using them as our gateway into the Chinese robotics market, we may not be able to integrate these new businesses and may fail to realize the expected benefits in the near term, or at all. These companies operate in the highly competitive robotics industry. Their business success will depend, in part, on market demand for their robotics solutions services, the competitive landscape for the provision of such services and the development of competing technologies. Our business and financial condition may be adversely affected if either business fails or we fail to manage our investment in them successfully.

We may experience a financial loss due to our planned acquisition of subsidiaries of Shenzhen Kewei Robot Technology Co., Limited and Shenzhen Yeantec Co., Limited.

On March 21, 2022, we signed a non-binding letter of intent (the “LOI”) with Shenzhen Kewei Robot Technology Co., Limited and Shenzhen Yeantec Co., Limited (together, the “Kewei Group”) to purchase up to 36 of the Kewei Group’s subsidiaries located in China. As a condition of this LOI, we will be required to pay Kewei Group the 10% cash component ($3,000,000) of the purchase price as a deposit. If this acquisition is not profitable for us, we will be unable to recoup the cost of this acquisition, which could adversely affect our business, financial condition and results of operations. See “Item 4. Information on the Company—A. History and Development of the Company—Corporate History” for more information related to this acquisition.

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

Any compromise of the information security of our platform could materially and adversely affect our business, operations and reputation.

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

We have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations in relations to the purchase of robotics equipment for our robotics solutions businesses in the region. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any countries has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income and potentially to pay additional taxes for prior tax periods. We expect that the issue of the validity of our transfer pricing procedures will become of greater importance as we continue our expansion in markets in which we currently have a limited presence and attempt to penetrate new markets. Any change to the allocation of our income as a result of reviews by taxing authorities could have a negative effect on our financial condition and results of operations. In addition, there may be challenges involved in complying with local pertinent tax rules and regulations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, and although we currently have no operations or sales in either Russia or Ukraine, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

Governments in the United States and many other countries, or the Sanctioning Bodies, have imposed economic sanctions on certain Russian individuals, including politicians, and Russian corporate and banking entities. The Sanctioning Bodies, or others, could also institute broader sanctions on Russia, including banning Russia from global payments systems that facilitate cross-border payments. These sanctions, or even the threat of further sanctions, may result in the decline of the value and liquidity of Russian securities, a weakening of the ruble or other adverse consequences to the global economy.

The current war in Ukraine, and geopolitical events stemming from such conflicts, could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. The extent and duration of the military action, resulting sanctions and resulting future market disruptions in the region are impossible to predict, but could be significant and have a severe adverse effect worldwide financial markets and economy.

Any of the abovementioned factors could affect our ability to search for a target and consummate a business combination. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this report.

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

We are a holding company, and our main operating subsidiary is located in Thailand. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Thailand—Regulations on Dividend Distributions.” Companies remitting payments to recipients outside of Thailand must obtain approval from the Bank of Thailand at the time of the remittance if the remittance exceeds the equivalent of $50,000. In practice, this approval is managed by the Bank of Thailand and is typically granted if copies of the supporting documentation showing the need for the transaction can be provided. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Thailand to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We have recently acquired, are in the process of acquiring, and may acquire in the future, subsidiaries which are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including with regard to the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

In addition, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, limitations on foreign ownership in our industry. We are also subject to the risks and uncertainties about any future actions of the PRC government. If any future action of the PRC government results in a material change in our subsidiaries’ operations, the value of our ordinary shares may depreciate significantly or become worthless.

The PRC government exerts substantial influence over the manner in which our PRC subsidiaries must conduct their business activities. If the Chinese government significantly changes the regulations related to the business operations of our PRC subsidiaries in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected and the value of our ordinary shares may significantly decrease.

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership, including technology and robotics sector. Any government decisions or actions to change the way technology or robotics are regulated, or any decisions the government might make to cut spending, could adversely impact our PRC subsidiaries and results of operations. In addition, the ability of our PRC subsidiaries to operate in China may be harmed by changes in PRC laws and regulations, including those relating to taxation, artificial intelligence, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of our PRC subsidiaries.

We believe that our PRC subsidiaries’ operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations with little advance notice that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Our PRC subsidiaries may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that our PRC subsidiaries are not able to substantially comply with any existing or newly adopted laws and regulations, our business operations may be materially adversely affected and the value of our ordinary shares may significantly decrease.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection. China’s new Data Security Law went into effect on September 1, 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. The Data Security Law sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB5 million, suspension of relevant business, and revocation of business permits or licenses.

In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Any failure or delay in the completion of the cybersecurity review procedures may prevent the critical information infrastructure operator from using or providing certain network products and services and may result in fines of up to ten times the purchase price of such network products and services. The PRC government recently launched cybersecurity reviews against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibiting these apps from registering new users during the review periods. We do not believe that we constitute a critical information infrastructure operator under the Cybersecurity Review Measures that took effect in June 2020.

On July 10, 2021, the Cyberspace Administration of China issued the Cybersecurity Review Measures (revised draft for public comments), which proposed to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law covers various types of national security, including technology security and information security. The revised Cybersecurity Review Measures took effect on February 15, 2022. The revised Cybersecurity Review Measures expand the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, such reviews would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law. We believe that the cybersecurity review requirement under the revised Cybersecurity Review Measures for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to us or any of our PRC subsidiaries, because we are not an online platform operator and we became a public company with shares listed on Nasdaq before such Measures entered into force on February 15, 2022. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as us.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme. We believe that we or any of our PRC subsidiaries do not constitute an online platform operator under the draft Regulations on Network Data Security as proposed, which is defined as a platform that provides information publishing, social network, online transaction, online payment and online audio/video services.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities. We have access to certain information of our customers in providing services and may be required to further adjust our business practice to comply with new regulatory requirements.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the PRC Cybersecurity Law and the PRC Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices or service offerings could fail to meet all of the requirements imposed on us by the PRC Cybersecurity Law, the PRC Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, are subject to PRC regulations. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, are subject to the requirement of making necessary filings in Foreign Investment Comprehensive Management Information System, and registration with other government authorities in China. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.

As a holding company, we conduct business through our subsidiaries, including are newly acquired subsidiaries in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the Article 166, 168 of the Company Law of the PRC (Amended in 2018), each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company may only be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict such subsidiary’s ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Any classification as such will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law (“the “EIT Law”), an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise”, meaning that it can be subject to an enterprise income tax, or EIT, rate of 25.0% on its global income. In April 2009, the State Administration of Taxation (the “SAT”) promulgated a circular, known as Circular 82, and partially amended by Circular 9 promulgated in January 2014, to clarify the certain criteria for the determination of the “de facto management bodies” for foreign enterprises controlled by PRC enterprises or PRC enterprise groups. Under Circular 82, a foreign enterprise is considered a PRC resident enterprise if all of the following apply: (1) the senior management and core management departments in charge of daily operations are located mainly within China; (2) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (4) 50.0% or more of voting board members or senior executives of the enterprise habitually reside in China. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, effective in September 2011 and amended on June 1, 2015 and October 1, 2016, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese controlled offshore incorporated resident enterprises.” Bulletin 45 provides for, among other matters, procedures for the determination of resident status and administration of post-determination matters. Although Circular 82 and Bulletin 45 explicitly provide that the above standards apply to enterprises that are registered outside China and controlled by PRC enterprises or PRC enterprise groups, Circular 82 may reflect the SAT’s criteria for determining the tax residence of foreign enterprises in general.

At the current time, none of the above factors apply to our Company. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, should there be a determination in the future to pay dividends, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10.0% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10.0% PRC income tax if such gain is regarded as income derived from sources within China unless a treaty or similar arrangement otherwise provides. Under the Individual Income Tax Law of the PRC and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

There is a risk that we will be treated by the PRC tax authorities as a PRC tax resident enterprise. In that case, any dividends we pay to our shareholders may be regarded as income derived from sources within China and we may be required to withhold a 10.0% PRC withholding tax for the dividends we pay to our investors who are non-PRC corporate shareholders, or a 20.0% withholding tax for the dividends we pay to our investors who are non-PRC individual shareholders, including the holders of our Shares. In addition, our non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of our ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event that we are considered as a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ordinary shares or on dividends paid to our non-resident investors, should there be a determination in the future to pay dividends, the value of your investment in our ordinary shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions or mergers in China.

On August 8, 2006, six PRC regulatory authorities, including Ministry of Commerce (the “MOFCOM”), the State Assets Supervision and Administration Commission, the SAT, the Administration for Industry and Commerce (the “SAIC”), China Securities Regulatory Commission (the “CSRC”), and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and were amended in June 2009. The M&A Rules, governing the approval process by which a PRC company may participate in an acquisition of assets or equity interests by foreign investors, requires the PRC parties to make a series of applications and supplemental applications to the government agencies, depending on the structure of the transaction. In some instances, the application process may require presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce of the PRC (“MOFCOM”) be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the business or assets in China and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year.

Moreover, according to the Anti-Monopoly Law of the People’s Republic of China promulgated on August 30, 2007 and the Provisions on Thresholds for Reporting of Concentrations of Undertakings (the “Prior Reporting Rules”) issued by the State Council in August 2008 and amended in September 2018, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement agency of the State Council when the applicable threshold is crossed and such concentration shall not be implemented without the clearance of prior reporting. In addition, the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprise by Foreign Investors (the “Security Review Rules”) issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements.

We may grow our business in part by acquiring other companies operating in our industry. Compliance with the requirements of the regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuations in exchange rates could have a material adverse impact on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant fluctuation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Risks Relating to Our Ordinary Shares and Warrants

The price of our ordinary shares and warrants might fluctuate significantly and if our ordinary shares fall below $1.00 for an extended period of time, we may not satisfy the continued listing requirements of NASDAQ.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. On March 15, 2022, the Company announced that it has received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) dated March 9, 2022 notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s ordinary share has been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) and the Company has been given 180 calendar days, or until September 6, 2022 to regain compliance. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. Though we intend to regain the compliance with the minimum bid price requirement, we cannot assure you that our ordinary shares will regain in compliance with the Nasdaq listing rules. If our ordinary shares are delisted from the Nasdaq, the liquidity and value of an investment in our ordinary shares will be materially and adversely affected.

Future issuances of our securities would dilute the interests of existing shareholders.

Following the share consolidation and changes to our capitalization, we are authorized to issue a total of 300,000,000 ordinary shares. As of the date of this report, we have an aggregate of 31,534,691 outstanding ordinary shares. In addition, we currently have 16,217,342 warrants issued and outstanding, which include: (i) warrants to purchase 4,156,626 ordinary shares and these warrants are exercisable at an exercise price of $1.30 per share with the expiration date of September 28, 2026; (ii) warrants to purchase 11,879,993 ordinary shares, at an initial exercise price of $1.30 per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants that were issued to the assignee of the representative of the underwriters in our initial public offering.

During the year ended December 31, 2021, we issued the remaining 187,594 ordinary shares on March 19, 2021 with the merger with VCAB. In addition, 43,700 ordinary shares were issued in connection with our acquisition of 51% controlling interest in Handshake on February 4, 2021. On October 1, 2021, we issued 3,614,458 units in connection with our initial public offering. Each unit consists of one ordinary share and one warrant to purchase one ordinary share.

In January 2022, we issued 7,919,997 ordinary shares in a private placement consummated on January 20, 2022. On January 25, 2022, we granted 260,000 restricted ordinary shares under our Guardforce AI Co., Limited 2022 Equity Incentive Plan. On February 25, 2022, we issued 10,000 restricted ordinary shares for the investor relations services provided by a third party vendor. On March 22, 2022, we issued 2,142,852 shares in connection with our acquisition of Shenzhen GFAI and Guangzhou GFAI.

We may determine to issue additional shares in the future. The issuance of a substantial number of shares would have the effect of substantially diluting the interests of our shareholders. In addition, the sale of a substantial number of shares in the public market, either in the initial issuance or in a subsequent resale could have an adverse effect on the market price of our shares.

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

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act and by the common law of the Cayman Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, and the rights of our shareholders differ from those that would apply, if we were incorporated in the United States or another jurisdiction. The rights of shareholders under Cayman Islands law may not be as clearly established as the rights of shareholders are in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholders’ actions must be taken in good faith. Obviously unreasonable actions by controlling shareholders may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States or other jurisdictions. Although a shareholder of a Cayman Islands company may sue the company derivatively, the procedures and defenses available to the company may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholders’ approval, or which would require shareholders’ approval under the laws of most of the states in the United States or other jurisdictions. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

There was no public market for our warrants prior to our initial public offering, and an active market in which investors can resell their shares may not develop.

Our ordinary shares under the symbol “GFAI” and our warrants under the symbol “GFAIW,” both on the Nasdaq Capital Market, commenced trading on September 29, 2021. A liquid public market for our ordinary shares and warrants may not develop notwithstanding the approval for listing of our ordinary shares and warrants on the Nasdaq Capital Market. The initial public offering price for our securities has been determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the ordinary shares and warrants are traded may decline below the initial public offering price, meaning that you may experience a decrease in the value of your ordinary shares and warrants regardless of our operating performance or prospects.

The market price of our ordinary shares and warrants may fluctuate, and you could lose all or part of your investment.

The market price of our ordinary shares and warrants may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors in our ordinary shares or warrants to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to list our ordinary shares and warrants on the Nasdaq Capital Market and our subsequent ability to maintain such listing.

Volatility in the market price of our ordinary shares and warrants may prevent investors from being able to sell their ordinary shares and warrants at or above the initial public offering price. As a result, you may suffer a loss on your investment.

We may not be able to satisfy listing requirements of the Nasdaq Capital Market or obtain or maintain a listing of our ordinary shares and warrants.

Because our ordinary shares and warrants are listed on the Nasdaq Capital Market we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq listing requirements, our ordinary shares and warrants may be delisted. If we fail to meet any of Nasdaq’s listing standards, our ordinary shares and warrants may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our ordinary shares and warrants may materially impair our shareholders’ ability to buy and sell our ordinary shares and warrants and could have an adverse effect on the market price of, and the efficiency of the trading market for, our ordinary shares and warrants. The delisting of our ordinary shares and warrants could significantly impair our ability to raise capital and the value of your investment.

The warrants may not have any value.

The warrants are exercisable for five years from the date of initial issuance at an initial exercise price of $1.30. There can be no assurance that the market price of our ordinary shares will ever equal or exceed the exercise price of the warrants. In the event that the stock price of our ordinary shares does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

Holders of warrants purchased in our initial public offering will have no rights as shareholders until such holders exercise their warrants and acquire our ordinary shares.

Until holders of the warrants purchased in our initial public offering acquire ordinary shares upon exercise thereof, such holders will have no rights with respect to the ordinary shares underlying the warrants. Upon exercise of the warrants, the holders will be entitled to exercise the rights of an ordinary shareholder only as to matters for which the record date occurs after the date they were entered in the register of members of the Company as a shareholder.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our Securities will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our securities could be negatively affected.

Any trading market for our securities may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our securities could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our shares, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our securities could be negatively affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the report based on foreign laws.

We are incorporated under the Companies Act of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, except for one director, all of our other directors and our executive officers and the experts named in this report reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our securities less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our securities.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the Audit Committee must be independent under the Exchange Act);

●	have a Compensation Committee and a Nominating and Corporate Governance Committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

We currently follow our home country practice that (i) does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) does not require us to seek shareholder approval for amending our share incentive plans; (iii) a nominating/corporate governance committee does not need to compose entirely of independent directors and a written nominating/corporate governance committee charter meeting the requirements of Nasdaq Capital Market; and (iv) a compensation committee does not need to compose entirely of independent directors and a written compensation committee charter meeting the requirements of Nasdaq Capital Market. Consequently, we are exempt from independent director requirements of Rule 5605 (d) and (e) of Nasdaq Capital Market listing standards, except for the requirements under subsection (b)(2) thereof pertaining to executive sessions of independent directors and those under subsection (c) thereof pertaining to the Audit Committee. Accordingly, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

Future issuances of our ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our Securities to decline and would result in the dilution of your holdings.

Future issuances of our ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our Securities to decline. We cannot predict the effect, if any, of future issuances of our Securities, or the future expirations of lock-up agreements, on the price of our Securities. In all events, future issuances of our Securities would result in the dilution of your holdings. In addition, the perception that new issuances of our Securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our Securities. In connection with our initial public offering, we entered into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares for up to 180 days after the closing of the initial public offering. In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our Securities may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our securities.

Future issuances of debt securities, which would rank senior to our ordinary shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our ordinary shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our securities.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our ordinary shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of ordinary shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Securities must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Securities.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, because we hold a substantial amount of cash following our initial public offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material Income Tax Considerations—U.S. Federal Income Taxation Considerations—Passive Foreign Investment Company Consequences” for additional information.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

Our corporate address is 10 Anson Road, #28-01 International Plaza, Singapore 079903. Our company email address is info@guardforceai.com.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our website can be found at https://www.guardforceai.com. The information contained on our website is not a part of this report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Securities.

Corporate History

GF Cash (CIT), Guardforce AI’s legacy business, was incorporated in 1982 in Thailand and has been operating in the cash-in-transit, or CIT, industry since inception. Guardforce was incorporated on April 20, 2018, in the Cayman Islands as a holding company with a goal to acquire the business of GF Cash (CIT) which operates as our indirect subsidiary.

Upon our organization, on April 20, 2018, we issued 16,666,663 ordinary shares to our founders and initial officers and directors, for a total purchase price of $50,000.

On December 16, 2019, we entered into the Merger Agreement with VCAB. Upon the closing of the Merger which became effective March 10, 2020, VCAB merged with and into the Company and the separate existence of VCAB ceased. Pursuant to the terms of the Merger Agreement, on or about March 10, 2020, we issued 689,427 to approximately 670 designated and Bankruptcy Court approved Claim Holders. On March 19, 2021, we issued the remaining 187,594 to the Claim Holders. In the aggregate, we have issued an aggregate of 877,021 Plan Shares to VCAB’s holders of Class 5 Claims. We issued the Plan Shares in reliance on the exemption provided by Section 1145 of the United States Bankruptcy Code.

On January 8, 2020, Guardforce AI Service Ltd. entered into two agreements with, and transferred 833,333 ordinary shares each to Mr. Terence Wing Khai Yap, our Chairman and Ms. Lei Wang, our Chief Executive officer. The shares, deemed as issuances by us, were transferred to Mr. Yap and Ms. Wang as compensation for serving in their roles as our Chairman and Chief Executive Officer, respectively.

On February 4, 2021, we entered into a purchase and sale agreement to acquire a 51%, or majority, interest in Handshake in exchange for 43,700 ordinary shares valued at HK$2,550,000 ($325,904). This acquisition was completed on March 25, 2021. The restricted ordinary shares that we issued to the seller of his Handshake interest (“Consideration Shares”) are subject to a two-year lockup and certain share claw back provisions as follows: (i) 25% of the issued shares must be returned to us if Handshake does not meet a 2021 revenue target of HK$5,000,000 ($642,674); (ii) 25% of the issued shares must be returned to us if Handshake does not meet a 2021 net profit target of HK$200,000 ($25,707); (iii) 25% of the issued shares must be returned to us if Handshake does not meet a 2022 revenue target of HK$7,500,000 ($964,010); and (iv) the remaining 25% of the issued shares must be returned to us if Handshake does not meet a 2022 net profit target of HK$750,000 ($96,401). During the year ended December 31, 2021, Handshake did not meet the net profit target of HK$200,00. In consideration of the impact of the COVID-19 pandemic, on March 17, 2022, we entered into a second supplemental agreement to revise the claw back provisions on the net profit target for 2022 as follows: (i) 25% of the Consideration Shares shall be subject to the net profit target of Handshake in the fiscal year of 2022 (HK$750,000) ($95,854); and (ii) the remaining 25% of the Consideration Shares shall be subject to the over achievement of HK$200,000 ($25,561) above the net profit target of Handshake in the fiscal year of 2022 (i.e., HK$750,000 + HK$200,000 = HK$950,000) ($95,854 + $25,561 = $121,415). Except for the target (iii), the difference between the targets above and the final respective revenue and net profit figures as reflected in the audited accounts shall be the amount of Consideration Shares to be clawed back.

On September 28, 2021, we entered into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC, as the representative for the underwriters listed on Schedule 1 thereto, relating to the initial public offering of 3,614,458 units of the Company, at a price to the public of $4.15 per unit, with each unit consisting of one ordinary share of the Company, par value $0.003 per share , and a warrant to purchase one ordinary share, before underwriting discounts and commissions. Each ordinary share is being sold together with one warrant to purchase one ordinary share. Each whole share exercisable pursuant to the warrants have an exercise price per share at $1.30, as adjusted pursuant to Section 3(b) of the ordinary share purchase warrant. The warrants were immediately exercisable and will expire on the fifth anniversary of the original issuance date. The units were not certificated.

On October 1, 2021, we closed our initial public offering. The initial public offering was made pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-258054) that was filed with the SEC and became effective on September 28, 2021.

On November 1, 2021, we entered into a Transfer Agreement (the “Singapore Agreement”) to acquire 100% of the equity interests in AI Singapore. Pursuant to the Singapore Agreement, AI Singapore became a wholly owned subsidiary of our Company.

On November 18, 2021, we entered into a Transfer Agreement (the “Macau Agreement”) to acquire 100% of the equity interests in Macau GF. Pursuant to the Macau Agreement and upon the closing of the acquisition, Macau GF became a wholly owned subsidiary of the Company. The acquisition was closed on February 9, 2022.

On November 18, 2021, the Company entered into another Transfer Agreement (the “Malaysia Agreement”) to acquire 100% of the equity interests in Malaysia GF. Pursuant to the Malaysia Agreement and upon the closing of the acquisition, Malaysia GF became a wholly owned subsidiary of the Company. The acquisition was closed on January 20, 2022. The acquisitions of Macau GF and Malaysia GF provide the Company entry into the Macau and Malaysia markets with a focus on education, hospitality, retail and corporate sectors.

On January 20, 2022, we completed a private placement with several investors, wherein a total of 7,919,997 ordinary shares were issued at a purchase price of $1.30 per share, with each investor also receiving a warrant to purchase up to a number of ordinary shares equal to 150% of the number of ordinary shares purchased by such investor in the private placement, at an exercise price of $1.30 per share (the “Purchaser Warrants”), for a total purchase price of approximately $10.3 million. The Purchaser Warrants are immediately exercisable on the date of issuance, expire five years from the date of issuance and have certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed a dilutive issuance, in which case the warrants will be subject to a floor price of $0.238 per share.

On January 25, 2022, we adopted the Guardforce AI Co., Limited 2022 Equity Incentive Plan, or the Plan. The purposes of the Plan are to (a) promote the long-term growth and profitability of the Company, and any affiliate to attract and retain the types of employees, consultants and directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of employees, consultants and directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business. The Plan provides for an aggregate of 3,180,000 ordinary shares, in the form of incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance Share awards and performance compensation awards to employees, directors, and consultants of the Company or any affiliates of the Company and the Plan would expire on January 25, 2032. See the Report on Form 6-K furnished on January 27, 2022 for more information of the Plan.

As of the date of this report, 260,000 restricted ordinary shares are currently issued and outstanding, and 2,920,000 of our ordinary shares remain available for grant under the Plan.

On February 8, 2022, we entered into a Commissioned Development Agreement with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”), wherein Shenzhen Kewei will develop a robotics management platform named GFAI Intelligent Cloud Platform V2.0 for us. The initial term of the Commissioned Development Agreement will be from February 8, 2022 until December 31, 2024, in accordance with certain development milestones listed in an exhibit to this report. We agreed to deliver payment to Shenzhen Kewei in the amount of USD$5,000,000, discounted to USD$3,000,000 provided the Company were to issue a one-time, lump sum payment within five (5) business days of the execution of the Agreement, which $3,000,000 amount the Company will be required to pay. We will be the sole owner of all intellectual property rights in the GFAI Intelligent Cloud Platform V2.0. The Agreement is governed by and construed in accordance with the laws of Hong Kong.

Although Shenzhen Kewei is affiliated with the Company, after careful consideration, the board of directors of the Company unanimously determined that the quotation received from Shenzhen Kewei was just, equitable and fair to the Company and that it would be in the best interests of the Company to enter into the Agreement with Kewei.

On February 28, 2022, we entered into a Strategic Partnership Agreement with SBC Global Holdings Inc. (“SBC”), wherein the Company and SBC will collaborate on the sale and leasing of robots in the United States. The strategic partnership is in lieu of the previously proposed acquisition. As part of the partnership the Company will establish a wholly owned U.S. subsidiary and will commit additional resources to develop the business to meet demand while working closely with SBC to accelerate overall U.S. market penetration. As part of the Agreement, SBC will refer clients to the Company. The Company and SBC will work together on a non-exclusive basis and each of the Company and SBC may enter into similar arrangements and agreements with any other parties. Management team of our Company believes that the Strategic Partnership Agreement with SBC was made in the ordinary course of business.

On March 9, 2022, we received a written notification from the Nasdaq Listing Qualifications Department (the “Notification Letter”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s ordinary share has been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (“Rule 5550(a)(2)”).

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from January 25, 2022 to March 8, 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing of its ordinary shares on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days, or until September 6, 2022 to regain compliance with Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. If the Company does not regain compliance during such 180-day period, the Company may be eligible for an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provide a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company’s ordinary shares, at which point the Company will have an opportunity to appeal the delisting determination to a Hearings Panel. If at any time before September 6, 2022, the bid price of the shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the company has achieved compliance with the minimum bid price requirement and will consider such deficiency matters closed.

We intend to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement with Shenzhen Kewei to acquire 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI. This acquisition was completed on March 22, 2022. The acquisition purchase price of $10,000,000 were paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On March 22, 2022, we issued 2,142,852 restricted ordinary shares to the sellers’ designated parties.

On March 21, 2022, we signed a non-binding letter of intent (the “LOI”) with Shenzhen Kewei and Shenzhen Yeantec Co., Limited (together, the “Kewei Group”) to purchase up to 36 of the Kewei Group’s subsidiaries located in China. Under the LOI, in the first of two phases, we will acquire eight of the Kewei Group companies. The second phase provides us with the right of first refusal to purchase the remaining 28 companies within a period of 24 months from the date of the signing of the LOI. The purchase of the additional 28 companies will be dependent on the Company’s operational plans. The Company expects to sign the definitive agreement for the phase one acquisitions before the end of May.

The purchase price for the eight phase one companies will be based upon a valuation that is equal to one-time (from 2022 to 2026) projected average revenues for the eight companies estimated to be $30 million and will be paid in a mix of cash (10%) and Company restricted shares (90%) at a price of $2.00 per share. The Company will be required to pay Kewei Group the 10% cash component ($3,000,000) of the purchase price as a deposit and Kewei Group will deliver to the Company 100% of the outstanding share capital of the eight phase one companies as a pledge, within 10 days of the signing of the LOI. The acquisition is subject to, among other things, the satisfactory completion of due diligence by the Company, the entry into definitive agreements and any required third-party consents.

On January 20, 2022, we ceased to be a “controlled company” under the rules of the Nasdaq Stock Market, or Nasdaq. As a foreign private issuer, we have the option to follow certain Cayman Islands corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Cayman Islands practices we follow instead. We are currently electing to follow home country practices in Cayman Islands with regard to certain corporate governance matters. See “Risk Factors—Risks Related to Our Common Shares and this Offering.”

Corporate Structure

The chart below presents our current corporate structure, as of the date of this report:

B. Business Overview

General

We were founded in 2018 with the purpose to acquire our operating subsidiary GF Cash (CIT) and develop complementary technology related solutions and services.

In 2020, we established a Robotics Solution business with a goal of diversifying our revenue base, proven to be well timed as the global COVID-19 pandemic soon followed.

In March 2021, we acquired 51% of Handshake Networking Ltd in Hong Kong as part of our strategy to enter into the Information Security business.

The principal executive office of our Company was changed to Singapore from Bangkok, Thailand in November 2021.

On March 22, 2022, we acquired 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI in Greater Bay Area of China. This acquisition is expected to serve an integral role in the growth of Guardforce AI’s robotics as a service (RaaS) business initiative.

Our businesses are categorized into three main units:

[i] Secure Logistics Business;

[ii] Robotics Solution Business; and

[iii] Information Security Business.

Secure Logistics Business

We are a market leader with nearly 40 years of experience in the cash logistics business in Thailand. Our services include cash-in-transit, dedicated vehicles to banks, ATM management, cash center operations, cash processing, coin processing, cheque center, and cash deposit machine solutions (cash deposit management and express cash service). Our customers include local commercial banks, chain retailers, coin manufacturing mints, and government authorities. Our five major customers are Government Savings Bank, Bank of Ayudhya, TTB Bank Public Company (Thanachart Bank Public Company was one of our five major customers in fiscal year 2020 which had merged with TMB Bank Public Company in June 2021 to become TTB Bank Public Company), CP All Public Company and Big C Super Center Public Company. A few global customers also retain our services under temporary contract. As of the date of this report, we employed 1,738 staff located in GF Cash (CIT) and had 473 vehicles.

Our operating subsidiary, GF Cash (CIT), was founded in 1982 (the Company was formerly named Securicor (Thailand) Limited) and was renamed G4S Cash Service (Thailand) Limited in 2005. The Company was renamed again as Guardforce Cash Solution (Thailand) Limited in 2016 and the name was further changed to Guardforce Cash Solution Security (Thailand) Company Limited in 2017. The principal office of GF Cash (CIT) is located in Bangkok, Thailand.

Substantially all of our revenues are derived from GF Cash (CIT)’s secure logistic business and gross revenue for our secure logistic business years ended December 31, 2021, 2020 and 2019 was approximately $34.3 million, $37.4 million and $38.6 million, respectively.

In 2020, in addition to our secure cash logistics business, we strategically began to develop other non-cash related solutions and services in an effort to diversify our revenue streams. In view of the pace of global robotics development and in response to the more automated requirements, driven in part by the COVID-19 pandemic, we have begun to rollout robotic solutions for our customers in Thailand and across the Asia Pacific region. As of December 31, 2021, we had generated approximately $0.4 million in revenue from our robotics solutions business.

In addition, we acquired Handshake on March 25, 2021, which contributed approximately $0.5 million to our consolidated revenue for the year ended December 31, 2021.

Our Products and Services of Secure Logistics Business

As of the date of this report, the large majority of our revenues are derived from our principal business, which is Secure Logistics Solutions. This primarily includes: (i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center Operations (CCC); (vii) Cheque Center Service (CDC); (viii) Express Cash; (ix) Coin Processing Service; (x) Cash Deposit Management Solutions (GDM).

Secure Logistics Solutions collects cash from its customers’ main business operations, then delivers the collected cash to its cash processing centers for counting, checking and packing in bundles, after which the cash is transported to the customers’ designated depository banks and deposited into the customers’ bank accounts. We enter into contracts with our customers to establish pricing and other terms of service. We charge customers based on activities (service performed) as well as based on the value of the consignment.

Core Services

Our Core Services include CIT (Non-DV), CIT (DV), ATM Management, CPC, CCT, CCC, CDC and GDM. For the year ended December 31, 2021, Core Services represented 97.6% of our total revenues.

The charts below show the breakdown of our core secure logistics business services by sector for the fiscal years ended December 31, 2021, 2020 and 2019. These business sectors are discussed below.

Revenue by Services (For the year ended December 31, 2021):

Revenue by Services (For the year ended December 31, 2020):

Revenue by Services (For the year ended December 31, 2019):

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

For the years ended December 31, 2021, 2020 and 2019, CIT (Non-DV) revenues were approximately $11.2 million (31.9%), $12.0 million (32.0%) and $12.1 million (31.2%), respectively.

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

For the years ended December 31, 2021, 2020 and 2019, CIT (DV) revenues were approximately $4.6 million (13.0%), $4.8 million (12.8%) and $5.0 million (12.9%), respectively.

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

For the years ended December 31, 2021, 2020 and 2019, ATM Management revenues were approximately $10.8 million (30.7%), $12.5 million (33.3%) and $14.0 million (36.4%), respectively.

Cash Processing (CPC)

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

For the years ended December 31, 2021, 2020 and 2019, CPC revenues were approximately $3.0 million (8.6%), $2.8 million (7.5%) and $2.3 million (5.9%), respectively.

Cash Center Operations (CCT)

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

For the years ended December 31, 2021, 2020 and 2019, CCT revenues were approximately $2.8 million (8.0%), $3.3 million (8.6%) and $3.7 million (9.5%), respectively.

Consolidate Cash Center (CCC)

Consolidate Cash Center (CCC) is a new business commencing in 2021 to provide an outsourced cash center management service. We operate the cash center which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins on behalf of for Bank of Thailand (BOT).

For the years ended December 31, 2021, CCC revenues were approximately $0,2 million (0.5%).

Cheque Center Service (CDC)

Cheque Center Service (CDC) includes secured cheque pickup and delivery service.

For the year ended December 31, 2021, 2020 and 2019, CDC revenues were approximately $0.05 million (0.1%), $0.1 million (0.2%) and $0.4 million (1%), respectively.

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

For the years ended December 31, 2021, 2020 and 2019, express cash service revenues were $nil (nil %), $0.1 million (0.3%) and $nil (nil %), respectively.

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

For the years ended December 31, 2021, 2020 and 2019, coin processing service revenues were $nil, $0.3 million (0.8%) and $0.04 million (0.1%), respectively.

International Shipment

International shipment provides secured delivery service that we receive and deliver high valued items such as diamonds and jewelries on behalf of our customers. We receive the consignment by air and delivers to local customers in Thailand or vice versa.

For the years ended December 31, 2021, 2020 and 2019, international shipment revenues were $0.05 million (0.1%), $0.06 million (0.0%) and $nil (nil %), respectively.

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

For the years ended December 31, 2021, 2020 and 2019, GDM revenues were approximately $1.6 million (4.7%), $1.5 million (3.9%) and $1.2 million (3%), respectively.

Our Fee Structure for the Secure Logistics Business

We have several fee models based on the services provided. Our fees for dedicated vehicles service are based on the allocation of cost of manpower deployment, vehicle and consumable items. Fees for fixed collections or on-call services are based on a pre-agreed amount per delivery, which varies by such factors as collection time, pick-up and delivery locations and the processing time.

Our Fleet of Vehicles for the Secured Logistics Business

We operate a fleet of 473 vehicles. Our fleet includes armored vehicles – pickup, armored vehicles – van, armored vehicles – truck 6 wheels, maintenance soft skin vehicles – pickup, coin trucks soft skin – pickup, security patrol soft skin – pickup trucks and administrative vehicles.

Our vehicles are maintained to the highest commercial standards to ensure our quality of service. We operate dedicated garages for the repair and maintenance of our vehicles, staffed with a team of in-house auto mechanics. Our vehicle repair facilities are located at our head office location in Laksi and at other major branch locations. We also have a well-established logistics department which monitors the operations of our garages and the maintenance of our vehicle operations standards.

Robotic Solutions Business

Our Robotics Solutions business was established in 2020 as part of our revenue diversification efforts. We do not manufacture the robots, but we operate on a Robots as a Service (RaaS) business model and purchase the robots from equipment manufacturers. We integrate various value add applications and offer these as a recurring revenue service. As part of our market penetration strategy, we have adopted a mass adoption strategy by providing the robots on a trial basis with an option to purchase or rent. In February 2022, we announced that the Company had reached a strategic milestone deploying more than 1,400 robots in the Asia Pacific region. The majority of these robots are still on a free trial basis with our key consideration being the collection of usage patterns and market intelligence allowing us to further develop applications and features that are suitable to our customers. In October 2021, we announced the launch of our Intelligent Cloud Platform (ICP) to help better manage the remotely deployed robots and to facilitate the development of additional features and applications. We plan to provide access to the ICP to all our clients through a browser-based interface that allows clients real-time data access. We are working continuously to improve and upgrade the robots and the ICP and their precise specifications may change over time.

We currently have 3 robotics products:

[1] Reception Robot (T - Series) for indoor stationary applications.

[2] Disinfection Robots (S - Series) for indoor applications.

[3] Delivery Robot (D - Series) for indoor applications.

Reception Robot (T – Series)

The T – Series robot is designed for indoor deployment at ingress/egress points for access control management. The T – Series robots are used primarily at shopping malls, residential buildings, educational institutions, corporate buildings, hospitals, supermarkets, transportation stations, hotels and entertainment venues. The T – Series features include:

●	Contactless temperature screening;

●	Attendance management;

●	Interactive touch screen; and

●	Large frontal display screen for remote public announcement and advertising.

The specifications of the T-Series are as follows:

●	Width = 440 mm;

●	Height = 1410 mm; and

●	Weight = 32.65 kg.

Disinfection Robots (S – Series)

The S – Series robot is designed to be deployed indoors with disinfection capabilities and is used primarily at shopping malls, residential buildings, educational institutions, corporate buildings, hospitals, supermarkets, transportation stations, hotels and entertainment venues. The S – Series current features include:

●	Effective mist disinfection for areal sanitization;

●	Autonomous navigation using Simultaneous Localization and Mapping (SLAM) and Light detection and ranging (LiDar) technologies; and

●	Autonomous “home return” to port feature for charging when power is running below 20%.

The specifications for the S – Series are as follows:

●	Width = 500 mm;

●	Height = 1195 - 1430 mm; and

●	Weight = 59.5 – 65 kg.

Delivery Robot (D – Series)

The D – Series robot is designed for indoor applications for autonomous delivery capabilities and is used primarily at hotels, hospitals, restaurants and office environments. The current D – Series features include:

●	Interactive touch screen;

●	Autonomous navigation using Simultaneous Localization and Mapping (SLAM) and Light detection and ranging (LiDar) technologies; and

●	Autonomous “home return” to port feature for charging when power is running below 20%.

The specifications for the D – Series are as follows:

●	Width = 500 mm;

●	Height = 1455 mm; and

●	Weight = 62.75 kg.

In addition, all of our robots include several communications features - the units can transfer data over both 4G LTE networks and Wi-Fi and will be able to incorporate future 5G capabilities.

For the year ended December 31, 2021, robotics solutions revenues were approximately $0.37 million or approximately 1.0% of the company’s total revenues.

Our Fee Structure for the Robotics Solutions Business

Our Robotics Solution Business has two fee structures:

●	Sale of Robots: One-off purchase by customers of the robots; and

●	Rental of Robots: Customers lease the robots as part of our Robots as a Service (RaaS) model.

Information Security Business

We acquired a majority stake in Handshake Networking (Handshake) on March 25, 2021, in furtherance of our strategy to diversify into information security as part of our portfolio of services. The purpose of this acquisition was to provide us with the experience, expertise and creditability to capitalize on the growing information security market. The Asia Pacific market for cybersecurity is expected to grow to approximately $51.42 billion by 2026.
https://www.mordorintelligence.com/industry-reports/asia-pacific-cyber-security-market.

Handshake has been providing professional information security consultancy services since 2004 within the Asia Pacific region.

Handshake is the only certified and approved scanning vendor in Hong Kong by the PCI Security Standard Council (PCI ASV).

The services offered under our Information Security business include:

●	External and Internal Penetration Testing;

●	Wireless Network Testing;

●	Web Application Testing;

●	Hospitality Services Testing;

●	Consulting Services, Training;

●	PCI Services; and

●	Forensic Services.

For the year ended December 31, 2021, Information Security revenues were approximately $0.48 million, or 1.4% of the company’s total revenues.

Our Fee Structure for the Information Security Business

Our Information Security Business has three fee structures:

●	Penetration Test: one-off fees based upon the successful delivery of the test report;

●	PCI ASV Scan: one-off fees based upon a successful scan result report; and

●	Reseller: one-off fees based upon the resale and installation of third party information security solutions . We are currently a reseller of Rapid7 security software solutions.

Performance obligations for each of our service types are as follows:

Fixed Fees
Service Type		Performance Obligations	Per delivery / order	Per month
Cash-In-Transit (CIT) – Non Dedicated Vehicles (Non-DV)	(a)	Delivery from point A to point B per customer request. Service obligation was generally completed within same day.	√
Cash-In-Transit (CIT) – Dedicated Vehicles to Banks (DV)	(a)	Delivery from point A to point B per customer request. Service obligation was generally completed within same day.	√
ATM Management	(a)	Includes replenishment of ATM machines and first level maintenance services. Service obligation was generally completed within the same day.	√
Cash Processing (CPC)	(b)	Cash counting, sorting and vaulting services for customers in the retail industry.		√
Cash Center Operations (CCT)	(b)	Cash counting, sorting and depositing for local commercial banks on behalf of Bank of Thailand (BOT).		√
Consolidate Cash Center (CCC)	(b)	Cash counting, sorting and depositing for Bank of Thailand (BOT).		√
Cheque Center Service (CDC)	(b)	Handles cheque consolidation and distribution on behalf of local commercial bank.		√
Express Cash	(a)	Armored trucks (with onboard GDM) and crew teams are assigned to collect cash on behalf of local commercial banks. Service obligation was generally completed within the same day.	√
Coin Processing Service	(a)	Armored vehicles and crew teams are assigned to collect/deliver coins to/from customer sites. Service obligation was generally completed within the same day.	√
Cash Deposit Management Solutions	(b)	Cash deposit machine (Guardforce Digital Machine – GDM) are installed at the customers’ sites for the collection of cash.		√
Robotics AI Solutions – Sale of Robots	(a)	Delivery of robots and inspection completed at customer site.	√
Robotics AI Solutions – Rental of Robots	(b)	Robots are leased out for a fixed term		√
Penetration Test	(a)	Production of the test report	√
PCI ASV Scan	(a)	Submission of the scan result	√
Rapid7 Sales	(b)	Provision of information security service based on the sale and installation of Rapid7 software		√

Disaggregation information of revenue by service type is as follows:

	For the years ended December 31,
Service Type	2021	Percentage of Total Revenue	2020	Percentage of Total Revenue	2019	Percentage of Total Revenue
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$11,205,580	31.9%	$12,045,914	32.0%	$12,052,738	31.2%
Cash-In-Transit – Dedicated Vehicle to Banks (CIT DV)	4,556,538	13.0%	4,822,354	12.8%	4,958,139	12.9%
ATM Management	10,809,497	30.7%	12,542,613	33.3%	14,024,291	36.4%
Cash Processing (CPC)	3,034,360	8.6%	2,842,209	7.5%	2,283,835	5.9%
Cash Center Operations (CCT)	2,802,171	8.0%	3,256,423	8.6%	3,661,135	9.5%
Consolidate Cash Center (CCC)	182,263	0.5%	-	-%	-	-%
Cheque Center Service (CDC)	59,923	0.2%	61,197	0.2%	394,290	1.0%
Others **	5,270	0.0%	399,978	1.1%	38,570	0.1%
Cash Deposit Management Solutions (GDM)	1,644,611	4.7%	1,457,307	3.9%	1,158,082	3.0%
Robotic AI Solutions	368,659	1.0%	220,787	0.6%	-	-%
Information Security	484,318	1.4%	-	-%	-	-%
Total	$35,153,190	100.0%	$37,648,782	100.0%	$38,571,080	100.0%

**	Others include primarily revenue from express cash, coin processing services and international shipment.

Sales and Marketing

Secure Logistics Business Sales & Marketing

During the 2022 fiscal year, for our secure logistics business we will endeavor to ensure that all of our existing customer contracts will be renewed, to protect our major sources of existing income. In addition, we plan to undertake the following activities to promote our businesses:

●	To continue to work closely with local Thailand commercial banks to attract more retail chain customers to our secure logistic solutions such as outsourced cash management services;

●	To work closely with existing customers to extend our secure logistics solutions throughout Thailand and other industries and

●	To explore upgrading the cash processing system to include AI related functions and capabilities.

Secure Logistics Customers

Since 2008, the major customer of our secure logistics business has been the Government Savings Bank, a state-owned Thai bank located in Bangkok.

For the year ended December 31, 2021, the revenue derived from the Government Savings Bank was approximately $9.6 million, which accounted for approximately 27.3% of our revenue.

For the year ended December 31, 2021, our next four largest customers were the Bank of Ayudhya Public Company, CP All Public Company, TTB Bank Public Company (Thanachart Bank Public Company was one of our five major customers in fiscal year 2020 which had merged with TMB Bank Public Company in June 2021 to become TTB Bank Public Company) and Big C Super Center Public Company. The total revenue derived from these four customers was approximately $15.7 million or 44.6% of our revenue. Our top five customers combined accounted for approximately 71.9% of our revenue. We have four customers that accounted for 10% or more of our revenue for the years ended December 31, 2021, 2020 and 2019 (See Note 23 “Concentrations” in our audited consolidated financial statements for details).

For the year ended December 31, 2021, substantially all of our revenues are derived from secure logistic customers of approximately $35.15 million. 64% of our revenue was generated from bank customers, while retail customers and others such as hospitality, corporate and logistics sectors accounted for 36% of these revenues.

We are now starting to diversify our customer portfolio by acquiring more retail customers and entering other new service sectors in order to balance our portfolio and better protect our business.

Our business development and customer service teams actively participate in all contract renewal processes in order to retain the contracts that are up for renewal and to establish and maintain good relationships with our customers.

Secure Logistics Competition

Our principal business is secure logistics. The chart below references GF Cash (CIT) as “GFCTH” and names GF Cash (CIT)’s competitors showing relative market share in 2021.

THAILAND MARKET SHARE 2021

Source: Thailand Revenue Department

The secure logistics industry in Thailand is subject to significant competition and pricing pressure. The main competitors are the international companies such as Brinks, and there are also many local CIT competitors in Thailand having very good relationships with their customers. We expect our secure logistics competition to increase and this could affect our pricing strategies in the future.

Additionally, several banks have their own CIT subsidiaries which serve these banks exclusively.

We also face potential competition from certain commercial banks that market their own cash management solutions to their customers and hire CIT companies as their CIT suppliers.

Across the CIT industry, most CIT companies want to have a footprint in the retail sector and they use lower pricing as a competitive strategy.

Despite the high competition in the CIT industry in Thailand, we believe that we have significant competitive advantages, including:

●	Full coverage in the entire country with 21 branches;

●	Flexible and reliable operations;

●	Continuity of our management team;

●	The authorization by the BOT of GF Cash (CIT) to run 10 Cash Centers in Thailand to support Cash Center operations to the BOT;

●	Long term relationship with local commercial banks;

●	40 years of experience among the staff/management team in the cash logistics solutions business in Thailand; and

●	In 2021, the award by the BOT of GF Cash as Consolidated Cash Centre operator in Khon Kean & Hadyai.

Robotics Solutions Business Sales & Marketing

During the 2022 fiscal year, we plan to undertake the following activities to promote our Robotics Solutions business:

●	To continue to offer our robots on a free trial basis and to provide rental and purchase options to drive market penetration and coverage;

●	To use our existing nationwide infrastructure in Thailand to promote and introduce our robotic solutions as the country begins to recover from the COVID lockdown, in particular, to hotels, airports, transportation hubs, hospitals and shopping centers;

●	To work closely with partners globally in the region to promote and introduce our robotic solutions, in particular, in Singapore, Hong Kong, Malaysia, Macau and other Asia Pacific regions and the US; and

●	To continue to develop and integrate the ICP to facilitate future additional revenue streams from AI related applications and features that includes but not limited to a customer user friendly dashboard that allows clients to remotely monitor and analyze the data sensed from the robots deployed within their premises.

Robotics Solutions Customers

Since the inception of our Robotics Solutions business, the deployment of our robots (free trial, service fee basis and sales) has primarily been at hospitals, educational institutions, entertainment venues, government buildings, and shopping malls in Thailand, Hong Kong, Singapore, Malaysia, Macau and other markets across Asia.

Robotics Solutions Competition

The robotics industry globally is still in its infancy. Competition is high as most competitors are engaged in selling robots as a stand-alone product. The majority of our competitors are Chinese and Japanese robotics manufacturers. At present, there is no clear market leader.

Despite the highly competitive environment, we believe we have the following competitive advantages:

●	Existing distribution network via our secure logistics business particularly in Thailand;

●	40 years of business experience in delivering services to customers; and

●	Development of the Intelligent Cloud Platform that will enhance the customer experience and value.

Information Security Business (Sales & Marketing)

During the 2022 fiscal year, we plan to undertake the following activities to promote our Information Security business:

●	Work with customers to extend testing services within their organizations and to their customers;

●	Continue to explore overseas expansion via existing business networks in Thailand and Hong Kong; and

●	Develop automated penetration testing applications to facilitate the Software as a Service (SaaS) business model.

Information Security Customers

Our customers in the Information Security business are primarily within the financial, logistics, retail, hospitality, and corporate services segments. Our business managers are in constant contact with customers to ensure that all service requests are delivered on a timely basis. The majority of service requests are based on annual penetration test requirements by the customers.

Information Security Competition

The information security industry globally is extremely fragmented with numerous start-ups targeting niche segments of the information security market. We expect that with the growing transformation of existing business to online platforms, the demand for various Information Security solutions will grow significantly. Competition is high as existing dominant players in the US and Europe try to gain market share within the Asia Pacific region. However, we believe that there will be a merging of physical security and Information Security as customers will require not only physical security but also the Information Security solutions.

Despite the high competition, we believe that we have significant advantages in our information security solutions, including;

●	Existing distribution network via our secure logistics business particularly in Thailand;

●	40 years of business experience in delivering services to customers; and

●	The only PCI ASV approved scanning vendor in Hong Kong.

Growth Strategy

We believe that trends in the security industry during the next decade will be characterized by rapid technological change, continual convergence between physical security and Information Security and increased competition. Against the backdrop of these industry trends, we aim to enhance shareholder value by maintaining our leading position in the Thailand secure logistics services market as well as leveraging our competitive strengths to exploit new opportunities identified from the increasing physical and cyber convergence and the growth in regional security demand.

Our principal growth strategies are to:

●	Continue to maintain our leadership position in Thailand by providing the best-in-class solutions to our customers. This includes development of artificial intelligence, or AI, systems within our logistical network to improve service deliveries and value add solutions to our customers.

●	Offer a broad range of new and innovative services that are non-cash related, with a goal of 44% of our 2022 revenues to be derived from non-CIT related offerings. We will continue to drive robotics solutions and applications as the market becomes more educated and adapted to accept new technologies. In addition, we will continue to explore the deployment of Information Security related solutions as businesses and individuals become more connected and more vulnerable to security intrusions and cyber thefts.

●	Increase the speed of transformation by acquiring or establishing partnerships with technological innovators in the Information Security, artificial intelligence, robotics and related fields. To that end, on March 25, 2021, we completed our acquisition of 51% of Handshake. Please refer to the Recent Developments section below for more information about our Handshake business.

●	Enter the US market. We have established a strategic partnership with SBC Global Holdings Inc. (“SBC”). We and SBC have mutually agreed to establish the strategic partnership to enable our Company a swifter entry into the desired U.S. markets with its robotic and technology solutions.

●

Enter the China market. On March 22, 2022, we acquired 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI in Greater Bay Area of China. Greater Bay Area is one of the fastest-growing economic regions in China with both Shenzhen and Guangzhou ranking among the top 10 largest Chinese cities and among the 30 largest cities globally. Focused on the hospitality, healthcare, property management, and government sectors, Shenzhen GFAI and Guangzhou GFAI derive revenues from AI robotic services which automate repetitive tasks, making them less labor intensive. This acquisition is expected to serve an integral role in the growth of Guardforce AI’s robotics as a service (RaaS) business initiative.

●	Continue to drive geographical expansion into key markets either via acquisitions and partnerships or organic growth.

●	Continue to invest in and develop the robotics back-end technology such as our Intelligent Cloud Platform (ICP) to enhance and upgrade the features of, and applications for, the robots.

We expect to use the majority of the net proceeds from our private placement that closed in January to fund our planned capital expenditures to achieve the above itemized growth strategies.

As of December 31, 2021, our cash and cash equivalents and restricted cash was approximately $15.9 million. (See Note “Cash, Cash Equivalents and Restricted Cash” in our audited consolidated financial statements for the years ended December 31, 2021, and 2020 on page F-23 for details on our cash position.) To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to access commercial banking credit facilities as the need arises.

There can be no assurance, however, that we will be able to accomplish any of the above listed strategic objectives or to acquire the necessary capital on terms acceptable to us, if at all. See “Risk Factors—Risks Relating to our Business—We might not have sufficient cash to fully execute our growth strategy.”

Organizational Structure

See “Corporate History and Structure—History and Development of the Company—Corporate History and Structure” above for details of our current organizational structure.

Property, Plant and Equipment

GF Cash (CIT) leases all of its existing operating facilities. GF Cash (CIT)’s main facility is in Laksi, Bangkok where it leases a 12,244 sqm (40,171 square feet) facility that serves as its head office with all supporting functions. The Laksi facility is the major operating site and covers all GF Cash (CIT) services within the Bangkok area. This facility is currently utilized at full capacity. The Laksi facility has operated for more than 20 years and is located near the Don Muang Airport. GF Cash (CIT)’s major operating equipment such as vehicles and machinery are operated out of this facility. The current lease is for 3 years and the monthly lease payment is THB2,625,000 (approximately $82,000).

GF Cash (CIT) is planning to lease a new, additional facility (about one-half of the existing Laksi facility size) in the next 3-5 years, to split the existing Laksi site into two facilities to operate in parallel, to improve operational efficiency. This new planned site is also expected to be under a lease arrangement rather than purchased. Currently, the Laksi facility is located in the north part of Bangkok which, because of its distance to GF Cash (CIT)’s main service areas, requires extra traveling time between such service areas and the main operating site, thus creating extra labor cost and fuel consumption on a daily basis. The expected expenses for the new operating site are estimated to be approximately THB 1.5 million – 2.0 million (approximately $46,350 - $61,800) under a monthly rental/leasing contract. GF Cash (CIT) has not yet made any expenditures for the new facility.

GF Cash (CIT) has a total of 21 branches operated in Thailand under the Guardforce name as follows:

Main Branches		No. of Vehicles Associated with Branch	Estimated Size of Branch (sqm)	Monthly Rental Charge (THB)
1	Bangkok (HO & Main Location)	225	1,836.00	2,625,000
2	Chiang Mai	22	753.75	120,000
3	Phitsanuloke	20	167.02	48,400
4	Nakorn Ratchasima (Korat)	16	838.64	96,800
5	Khon Kaen (BOT CCC)	23	8,496.00	112,388
6	Ubon Ratchathani	14	103.68	29,360
7	Chon Buri	24	204.36	81,053
8	Rayong	16	142.40	71,925
9	Phuket	17	258.96	71,500
10	Hadyai (BOT CCC)	19	6,200.00	140,000
11	Surat Thani	17	208.31	63,158

	Normal Branches
12	Chiang Rai	10	288.00	12,000
13	Nakornsawan	7	65.62	17,369
14	Udon Thani	11	136.40	33,158
15	Surin	5	289.56	60,930
16	Sakon Nakorn	4	67.34	7,368
17	Chachoengsao	8	115.52	33,000
18	Saraburi	6	114.38	50,000
19	Ayutthaya	3	120.00	27,000
20	Nakorn Si Thammarat	6	69.40	6,316
21	Samui	5	249.75	31,579

Our main branches perform cash center activities authorized by the Bank of Thailand (BOT). Our normal branches do not provide any cash center operations. All branches (both main & normal) are under rental leases with annual renewals.

In 2021, Bank of Thailand (BOT) awarded GF Cash as the authorized operator of Consolidated Cash Centre (CCC) in Khon Kean and in the City of Hadyai. The CCC in the City of Hadyai covers seven provinces in total.

All of our branches provide ATM replenishment, ATM First line & Second line maintenance services, cash-in-transit services and cash sorting, counting and storage services.

As of the date of this report, we managed a fleet of 473 vehicles in Thailand.

Vehicle Types	Number of Vehicles
Armoured Vehicle – Pickup	209
Armoured Vehicle – Van	180
Armoured Vehicle – Truck 6 Wheels (Hino 5 ton truck)	3
Maintenance soft skin vehicle – Pickup	48
Coin truck soft skin coin – Pickup	10
Security Patrol soft skin – Pickup	5
Admin vehicle	18
Total	473

No environmental issues affect the Company use of its assets or properties.

Insurance

In Thailand, we have four types of insurances for GF Cash (CIT), namely Cash-In-Transit Insurance, Motor Insurance, Property Damage and Business Interruption Insurance and General Liability Insurance. The Cash-In-Transit Insurance covers the liability of daily operations of ATM, CIT and cash processing. Motor Insurance covers vehicle damage and third-party liability when accidents happen. Property Damage and Business Interruption Insurance cover property damage of all operating local and business interruption. General Liability Insurance covers all operating locations in Thailand.

Additionally, we have maintained directors, officers and company liability insurance (“D&O insurance”) since September 28, 2021. The coverage of our D&O insurance is $1,000,000.

Seasonality

Our results of operations are not subject to substantial seasonal fluctuations that could adversely affect our business. Demand for our services is relatively constant throughout the year. However, historical trends may not be predictive of future results given the potential for changes in business activities due, for example, to the COVID-19 pandemic. In 2021 and 2020, our business activities were impacted negatively as a result of companies adapting to the COVID-19 environment. While it is difficult to estimate the quarterly and annual fluctuations in the Company’s operations as a result of the COVID-19 pandemic, management believes that COVID-19 could continue to have a material adverse impact on our financial results in year 2022.

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

Licenses which GF Cash (CIT) has Obtained

GF Cash (CIT) operates its business to provide security for the properties of its customers. Thus, it is regulated under, and is required to comply with, the SGBA, which is overseen and controlled by the Minister of Finance and the Metropolitan Police Commissioner.

As certain GF Cash (CIT) employees are required to carry loaded firearms for use in the performance of their services to certain customers, GF Cash (CIT) is required to obtain a license to possess firearms and ammunition and to comply with the Firearms, Ammunition, Explosives, Fireworks, and the Equivalent of Firearms Act B.E. 2490 which is controlled by the Prime Minister and the Minister of Interior in consultation with the Minister of Defense according to Section 6 of the Firearms, Ammunition, Explosives, Fireworks, and the Equivalent of Firearms Act B.E.2490.

Additionally, under the SGBA, GF Cash (CIT) is required to obtain a license to operate its security guard business.

The followings are all of the licenses that GF Cash (CIT) has obtained to operate its business in Thailand:

●	Security Business License of CIT (Security Industry Business Act 2015) issued by the Metropolitan Police of Thailand on July 18, 2017, which will expire on July 17, 2021. As of the date of this report, GF Cash (CIT) has received an extension and renewal of this license from the Metropolitan Police of Thailand to July 17, 2025;

●	Firearms License issued by the Metropolitan Police of Thailand on December 9, 2009, which will not expire so long as GF Cash (CIT) remains as the registered owner of these firearms;

●	Bank of Thailand certificates to run ten cash center operations in Thailand, including for GF Cash (CIT)’s headquarters in Bangkok, and in other nine provinces. All of these certificates were issued since 2014 and are under annual examination by the Bank of Thailand. If any non-conformance is detected, the Bank of Thailand has the right to revoke these certificates; and

●	Training Center Certificate issued by the Metropolitan Police of Thailand on May 11, 2018, subject to annual examination by the Metropolitan Police of Thailand. If any non-conformance is detected, the Metropolitan Police of Thailand may revoke this certificate.

Each GF Cash (CIT) security guard is also required to have an individual security personnel license according to the requirements of the SGBA, and each guard needs to be qualified according to the criteria specified in the SGBA. Additionally, each GF Cash (CIT) armed guard is required to have a license for the possession of a loaded firearm, issued by the Metropolitan Police of Thailand. Also, under the requirements of SGBA, if a CIT company intends to conduct its own training, it must have a training center which has been certified and approved by the Metropolitan Police of Thailand. GF Cash (CIT) operates its own training department which includes two officially certified training centers. Each guard must undergo specified training and arms testing to comply with these licensing requirements, both with respect to the initial issuance of the appropriate license and its renewal. Specified training programs cover basic security guard functions, which are required to be covered under the SGBA, and CIT in-house training concentrates on all CIT procedures, including, but not limited to, work and vehicle drills, customer service and operational defense drills. These ongoing trainings activities are required for the employment of GF Cash (CIT)’s security guards only.

For carrying firearms on duty, GF Cash (CIT) must have a firearms license. Under this license, GF Cash (CIT) must arrange for the training of CIT security guards by authorized organizations under the Metropolitan Police of Thailand. The firearms license is issued by the Metropolitan Police of Thailand and is subject to inspection and review annually. Additionally, all purchases of firearms and ammunition are subject to approval by the Metropolitan Police of Thailand. CIT security guards must undergo refresher training, annually, through which they will be tested for, among other things, firing live rounds, and the theory of using force and firearms. If the CIT security guard passes the annual training, the guard is allowed to continue his armed guard duties. If guards do not pass the annual training, they will be reassigned to an unarmed CIT crew grading. For CIT security guards, GF Cash (CIT) provides refresher training on, among other things, operating procedures, attack on pavement and vehicle drills, customer services, ATM and GDM. In case of new operations, GF Cash (CIT)’s training department and operation department will organize training for the CIT security guards required to be familiar with all the procedures and requirements, especially under the SGBA.

Provision for Employment Benefit

The Company has a defined benefit plan based under the requirements of the Thailand Labor Protection Act B.E.2541 (1988) to provide retirement benefits to employees based on pensionable remuneration and length of service, which are considered as unfunded. There are no established plan assets set up and the Company will pay benefits as and if needed.

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

A. Operating Results

Introduction

The following discussion, which presents the results of Guardforce AI Co., Limited and its consolidated subsidiaries, should be read in conjunction with the accompanying consolidated financial statements and notes thereto for the years ended December 31, 2021, 2020 and 2019, along with the risk factors discussed in Part I, Item 3D, “Risk Factors,” and the cautionary statement regarding forward-looking information.

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

Recent Developments

On January 26, 2021, the Bank of Thailand announced that our subsidiary, GF Cash (CIT), had been selected as the authorized operator of the Consolidated Cash Center (CCC) in the Khon Kaen province of Thailand for a period of five years starting April 19, 2021. After these five years, the contract may be renewed through a bidding process. There is no certainty that we may be able to renew or that we may renew such contract on terms as favorable. The decision to appoint GF Cash (CIT) was jointly made by the Thai Banking Association, representatives from Thai commercial banks and the Bank of Thailand. GF Cash (CIT) was subsequently selected as the authorized operator of the Consolidated Cash Center in the City of Hadyai. This CCC covers seven provinces in total. Under these appointments, GF Cash (CIT), which is an integrated security solutions provider in Asia, will provide cash management services to local financial institutions in twelve provinces, including Khon Kean, Roi-Et, Mahasarakam, Kalasin, Chaiyaphum, Songkhla, Trang, Satun, Phatthalung, Yala, Pattani and Narathiwat. The establishment of the CCC in Khon Kaen and in the City of Hadyai will help optimize the efficiency of cash logistics management in the province, reduce associated costs and improve the overall cash logistics processes for local financial institutions.

Effective February 1, 2021, we appointed two new members to our board of directors, John Fletcher and David Ian Viccars. Each of Messrs. Fletcher and Viccars is an independent director.

On February 4, 2021, we entered into a purchase and sale agreement to acquire a 51%, or majority, interest in Handshake in exchange for 43,700 ordinary shares valued at HK$2,550,000 ($325,904). This acquisition was completed on March 25, 2021. The restricted ordinary shares that we issued to the seller of his Handshake interest (“Consideration Shares”) are subject to a two-year lockup and certain share claw back provisions as follows: (i) 25% of the issued shares must be returned to us if Handshake does not meet a 2021 revenue target of HK$5,000,000 ($642,674); (ii) 25% of the issued shares must be returned to us if Handshake does not meet a 2021 net profit target of HK$200,000 ($25,707); (iii) 25% of the issued shares must be returned to us if Handshake does not meet a 2022 revenue target of HK$7,500,000 ($964,010); and (iv) the remaining 25% of the issued shares must be returned to us if Handshake does not meet a 2022 net profit target of HK$750,000 ($96,401). During the year ended December 31, 2021, Handshake did not meet the net profit target of HK$200,00. In consideration of the impact of the COVID-19 pandemic, on March 17, 2022, we entered into a second supplemental agreement to revise the claw back provisions on the net profit target for 2022 as follows: (i) 25% of the Consideration Shares shall be subject to the net profit target of Handshake in the fiscal year of 2022 (HK$750,000) ($95,854); and (ii) the remaining 25% of the Consideration Shares shall be subject to the over achievement of HK$200,000 ($25,561) above the net profit target of Handshake in the fiscal year of 2022 (i.e., HK$750,000 + HK$200,000 = HK$950,000) ($95,854 + $25,561 = $121,415). Except for the target (iii), the difference between the targets above and the final respective revenue and net profit figures as reflected in the audited accounts shall be the amount of Consideration Shares to be clawed back.

Effective March 1, 2021, Mr. Jingxu Wu resigned from his position as a member of our board of directors. Mr. Feng Dai was appointed as a member of our board of directors, replacing Mr. Wu in this position.

On May 17, 2021, Terence Wing Khai Yap resigned as our Chief Financial Officer and, on the same date, Ms. Chung Chi Ng was appointed as our new Chief Financial Officer.

On September 28, 2021, the Company completed an initial public offering to issue 3,614,458 units, each unit consisting of one of our ordinary shares, par value $0.003 per share, and a warrant to purchase one ordinary share at $4.15 per unit for aggregate gross proceeds of approximately $15 million. Each ordinary share is being sold together with one warrant to purchase one ordinary share. Each whole share exercisable pursuant to the warrants will have an exercise price per share at $1.30, as adjusted pursuant to Section 3(b) of the Ordinary Share Purchase Warrant. The warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date.

Effective September 28, 2021, we appointed Donald Duane Pangburn to our board of directors. Mr. Pangburn is an independent director and Chair of Audit Committee.

On November 1, 2021, the Company entered into a Transfer Agreement (the “Singapore Agreement”) to acquire 100% of the equity interests in Guardforce AI Singapore Pte. Ltd. (“AI Singapore”), a company incorporated in Singapore. Pursuant to the Agreement, AI Singapore became a wholly owned subsidiary of the Company. AI Singapore and Guardforce are ultimately controlled by Mr. Tu before and after the acquisition was completed.

GFAI Robotics Group Co., Limited (“AI Robotics”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on December 6, 2021. AI Robotics is a 100% owned subsidiary of Guardforce.

On November 18, 2021, the Company entered into a Transfer Agreement (the “Macau Agreement”) to acquire 100% of the equity interests in Macau GF. Pursuant to the Macau Agreement and upon the closing of the acquisition, Macau GF became a wholly owned subsidiary of the Company. The acquisition was closed on February 9, 2022.

On November 18, 2021, the Company entered into another Transfer Agreement (the “Malaysia Agreement”) to acquire 100% of the equity interests in GF Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia (“Malaysia GF”). Pursuant to the Malaysia Agreement and upon the closing of the acquisition, Malaysia GF became a wholly owned subsidiary of the Company. The acquisition was closed on January 20, 2022. The acquisitions of Macau GF and Malaysia GF provide the Company entry into the Macau and Malaysia markets with a focus on education, hospitality, retail and corporate sectors.

On January 20, 2022, the Company completed a private placement with several investors, wherein a total of 7,919,997 ordinary shares of the Company, par value $0.003 per share were issued at a purchase price of $1.30 per share, with each investor also receiving a warrant to purchase up to a number of ordinary Shares equal to 150% of the number of ordinary Shares purchased by such investor in the offering, at an exercise price of $1.30 per share, for a total purchase price of approximately $10.3 million.

On February 28, 2022, we incorporated GFAI Australia, a wholly owned subsidiary of our Company. We have not sent any employees or representatives to Australia due to Covid travel restrictions. GFAI Australia currently does not have any business operations. However, we have already started performing market research and development remotely. We do not expect to generate any revenue from GFAI Australia in 2022.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) relating to the acquisition of Shenzhen GFAI and Guangzhou GFAI, this acquisition was completed on March 22, 2022, we issued 2,142,852 restricted ordinary shares to the vendors’ designated parties.

On March 13, 2022, we incorporated GFAI Robot Dubai. We have sent a representative from our Company to Dubai to perform the initial setup and market research and development. GFAI Robot Dubai was incorporated to help our Company enter the Dubai market. We do not expect to generate any revenue from GFAI Robot Dubai in 2022.

On March 21, 2022, the Company signed a non-binding letter of intent (the “LOI”) with Shenzhen Kewei and Shenzhen Yeantec Co., Limited (together, the “Kewei Group”) to purchase up to 36 of the Kewei Group’s subsidiaries located in China. Under the LOI, in the first of two phases, we will acquire eight of the Kewei Group companies. The second phase provides us with the right of first refusal to purchase the remaining 28 companies within a period of 24 months from the date of the signing of the LOI. The purchase of the additional 28 companies will be dependent on the Company’s operational plans. The Company expects to sign the definitive agreement for the phase one acquisitions before the end of May.

The purchase price for the eight phase one companies will be based upon a valuation that is equal to one-time (from 2022 to 2026) projected average revenues for the eight companies estimated to be U.S. $30 million and will be paid in a mix of cash (10%) and Company restricted shares (90%) at a price of U.S. $2.00 per share. The Company will be required to pay Kewei Group the 10% cash component ($3,000,000) of the purchase price as a deposit and Kewei Group will deliver to the Company 100% of the outstanding share capital of the eight phase one companies as a pledge, within 10 days of the signing of the LOI. The acquisition is subject to, among other things, the satisfactory completion of due diligence by the Company, the entry into definitive agreements and any required third-party consents.

Overview

Guardforce Cash Solutions Security (Thailand) Company Limited, or GF Cash (CIT), is the only subsidiary of the Company with operations in Thailand.

We conduct business in one segment which provides cash solutions (i.e., efficient cash management) and cash handling services to customers including cash transportation, cash processing and ATM services markets in Thailand. We attribute our success to our focus on quality service, customer retention, and a disciplined approach to growth. We believe our business is a premium provider of services in the markets that we serve. Our newly developed robotic AI solutions service and information security service are included in the same segment during the year ended December 31, 2021.

We have grown consistently over the past several years due to our ability to attract and retain customers by providing quality services while operating as efficiently as possible. Our revenue declined by 6.6% during the year ended December 31, 2021 due to the impact of COVID-19. Revenues are fairly predictable because most of our service revenues are derived from three-year contracts that generally include recurring one-year renewal clauses. During the year ended December 31, 2021, 2020 and 2019, recurring revenues have been approximately 99% of total revenues. Our primary customers are banks, which comprise approximately 64% of our revenue for the year ended December 31, 2021.

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

Our Employees

We rely heavily on our employees to provide quality service. Our services are rendered mainly through our operation team based in 21 different branches to customers in Thailand. As of December 31, 2021, GF Cash (CIT) and Guardforce operations team was comprised of a total 1,705 employees. As of to date of this report, we have 1,688 employees in our operations teams. We intend to increase our customer satisfaction by retaining our employees and training them on a regular basis. We also depend to a large extent on our employees to maintain a consistent standard of service and brand image. As we are operating in a labor intensive industry, changes in labor costs will significantly affect our results of operations. We typically maintain good relationships with our employees and are able to control labor costs through maintaining a low employee turnover ratio and negotiating reasonable annual salary increments with our employees. Employee dissatisfaction and increases in our labor costs could negatively affect our results of operations and gross profit margins to the extent that we are unable to retain customers and pass added labor costs on to customers. The GF Cash (CIT) workforce is unionized. Management representatives conduct monthly meetings with union representatives to keep close communication and maintain a good relationship between the parties. Also, an officer of the GF Cash (CIT) Department of Labor Protection and Welfare of the Thailand government participates in union meetings along with management to ensure proper communications are in place among the parties. Internal legal counsel and our Human Resources manager together ensure that all employee benefits are provided as required and that Thai labor laws and regulations are complied with fully.

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

	For the years ended December 31,
	2021		2020		2019
	$	% of Revenue	$	% of Revenue	$	% of Revenue

Revenue	35,153,190	100.0%	37,648,782	100.0%	38,571,080	100.0%
Cost of sales	(31,084,833)	(88.4)%	(31,374,098)	(83.3)%	(33,928,496)	(88.0)%
Gross profit	4,068,357	11.6%	6,274,684	16.7%	4,642,584	12%
Provision for and write off of withholding tax receivables	(190,038)	(0.5)%	(1,722,762)	(4.6)%	-	-%
Selling, distribution and administrative expenses	(7,582,043)	(21.6)%	(6,674,472)	(17.7)%	(4,753,566)	(12.3)%
Operating loss	(3,703,724)	(10.5)%	(2,122,550)	(5.6)%	(110,982)	(0.3)%
Other income, net	285,220	0.8%	52,956	0.1%	160,168	0.4%
Foreign exchange (losses) gains, net	(1,821,175)	(5.2)%	68,924	0.2%	985,829	2.6%
Finance costs	(984,843)	(2.8)%	(898,748)	(2.4)%	(886,465)	(2.3)%
(Loss) Profit before income tax	(6,224,522)	(17.7)%	(2,899,418)	(7.7)%	148,550	0.4%
Provision for income tax benefit (expense)	732,868	2.1%	(242,837)	(0.6)%	(88,473)	(0.2)%
Net (loss) profit for the year	(5,491,654)	(15.6)%	(3,142,255)	(8.3)%	60,077	0.2%
Net (loss) profit attributable to:
Equity holders of the Company	(5,481,927)		(3,126,024)		54,035
Non-controlling interests	(9,727)		(16,231)		6,042
	(5,491,654)		(3,142,255)		60,077

Comparison of Years Ended December 31, 2021 and 2020

Revenue.

For the year ended December 31, 2021, our revenue was $35,153,190, a decrease of $2,495,592, or 6.6%, compared to $37,648,782 for the year ended December 31, 2020. There was severe spread of COVID-19 in Thailand from March to May 2020 which led to the reduced number of customer orders. Thailand was relatively successful in containing the pandemic after May 2020 throughout most of 2020, however, Thailand has been experiencing an uncontrolled resurgent outbreak since April 2021. The continuous spread of COVID-19 in 2021 led to the decrease in our revenue in 2021. The frequency of services delivered for our CIT and ATM management services business was affected as certain customers’ facilities were closed to curtail the spread of the coronavirus, especially during April 2021 to September 2021. In addition, as a result of two of our bank customers completing a merger in late 2020, our number of service activities were reduced compared to the six months ended June 30, 2020. Although there was a drop in revenue for CIT related business, we benefited from an increase and stronger demand for our GDM products and Robotics AI Solutions business by our customers. For the year ended December 31, 2021, the revenue contribution from our Guardforce Digital Machine, or GDM product has experienced continuous double digit increase in the past years and it increased by $187,304 or 12.9%, which represents approximately 4.7% of our total revenue as compared to 3.9% for the year ended December 31, 2020. For the year ended December 31, 2021, the revenue contribution from our Robotics AI Solutions increased by $147,871 or 67.0%, which represents approximately 1.4% of our total revenue as compared to 0.6% for the year ended December 31, 2020. In addition, we acquired Handshake on March 25, 2021, which contributed $484,318 or 1.4% to our consolidated revenue for the year ended December 31, 2021.

Cost of sales and gross profit.

Cost of sales:

Cost of sales consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2021, our cost of sales was $31,084,833, a decrease of $289,265, or 0.9%, compared to $31,374,098 for the year ended December 31, 2020. Cost of sales as a percentage of our revenues increased from 83.3% for the year ended December 31, 2020 to 88.4% for the year ended December 31, 2021. This increase was mainly due to the increase in fuel consumption costs in 2021 by approximately 25.7% from THB20.62 ($0.64) average per liter for the fiscal year 2020 to THB25.92 ($0.81) average per liter for the fiscal year 2021. Despite the effective manpower streamline project to reduce our direct labor cost, the cost of overtime during the year ended December 31, 2021 increased due to more services being performed during public holidays in 2021. Additionally, rental expense for our Thailand office increased by approximately $0.3 million for the year ended December 31, 2021 due to the reallocation of a portion of the office rental from administrative expense to cost of revenue in 2021.

Gross profit:

As a percentage of revenue, our gross profit decreased from 16.7% for the year ended December 31, 2020 to 11.6% for the year ended December 31, 2021 primarily due to increase in labor costs of overtime, fuel consumption costs and reallocation of rental expense in 2021.

Selling, distribution and administrative expenses.

The Company’s total selling, distribution and administrative expenses are comprised of selling expenses and administrative expenses.

●	Selling and distribution expenses are comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibitions, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utility expenses and transportation charges.

●	Administrative expenses are comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements and motor vehicles and rental expenses of our administrative offices in Bangkok, Thailand.

For the year ended December 31, 2021, our total selling, distribution and administrative expenses were $7,582,043, an increase of $907,571, or 13.6%, compared to $6,674,472 for the year ended December 31, 2020. The net increase was mainly due to:

a)	Increase in headquarter expenses, including staff expenses, directors’ emoluments, D&O Insurance and legal and professional fees in connection with the listing;

b)	Absence of severance payment due to no employees being laid off in 2021;

c)	Decrease in operating staff’s compensation and related expenses due to the reduction of manpower in 2021; and

d)	Decrease in rental expense for our Thailand office due to the reallocation of a portion of the office rental from administrative expense to cost of sales in 2021.

We expect our operating expenses will increase over time as we continue to expand our business. Our selling and distribution expenses are expected to increase as we continue to expand our business and promote our Guardforce brand. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Other income.

Other income is comprised mainly of miscellaneous income, interest income and gain (loss) from disposal of fixed assets.

For the year ended December 31, 2021, other income was $285,220, an increase of $232,264 or 438.6%, as compared to $52,956 for the year ended December 31, 2020. The increase was mainly due to amount due to a related party of $224,766 was forgiven in May 2021.

Finance costs.

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings and related party borrowings utilized for working capital purposes.

Income tax (benefit) expense.

For the year ended December 31, 2021, our income tax benefit was $(732,868), a decrease of $975,705, or 401.8%, as compared to income tax expense of $242,837 for the year ended December 31, 2020. The decrease in income tax expense was mainly due to the recognition of deferred taxes relating to the reported taxable loss in 2021 to be carried forward to offset future taxable profit.

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and in Thailand.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the BVI is not subject to taxation in the British Virgin Islands.

Singapore

Our wholly owned subsidiary in Singapore, AI Singapore, is subject to Singapore profits tax on its activities conducted in Singapore at a uniform tax rate of 17%.

Hong Kong

Our wholly owned subsidiary in Hong Kong, AI Hong Kong, is subject to Hong Kong profits tax on its activities conducted in Hong Kong at a uniform tax rate of 16.5%.

Thailand

Our Company’s subsidiaries incorporated in Thailand are subject to a corporate income tax rate of 20%.

Net loss

For the year ended December 31, 2021, our net loss was $5,491,654, an increase in net loss of $2,349,399, as compared to a net loss of $3,142,255 for the year ended December 31, 2020. This was mainly due to lower revenue, higher cost of sales and an increase in administrative expenses.

Although we incurred a significant net loss for the year ended December 31, 202 1, we expect to see a positive trend in our future results.

Net loss attributable to non-controlling Interests.

For the years ended December 31, 2021 and 2020, net loss attributable to non-controlling interests were $9,727 and $16,231 respectively.

Net loss attributable to equity holders of the Company

For the years ended December 31, 2021 and 2020, our net loss attributable to equity holders of the Company were $5,481,927 and $3,126,024 respectively.

Comparison of Years Ended December 31, 2020 and 2019

Revenue

For the year ended December 31, 2020, our revenue was $37,648,782, a decrease of $922,298, or 2.4%, compared to $38,571,080 for the year ended December 31, 2019. This decrease was primarily due to the reduced number of customer orders during the severe spread of COVID-19 in Thailand from March to May 2020. The frequency of services delivered for our CIT and ATM management services business was affected as certain customers’ facilities were closed to curtail the spread of the coronavirus. In addition, our number of customer contracts remained stable compared to the fiscal year 2019, however, we offered a price reduction to one of our major customers for various contracts renewed by approximately 3% to 5%. Although there was a drop in revenue for CIT related business, we benefited from an increase and stronger demand for our GDM products by our customers. For the year ended December 31, 2020, the revenue contribution from our GDM product increased by $299,225, which represents approximately 3.9% of our total revenue as compared to 3.0% for the year ended December 31, 2019.

Cost of revenue and gross margin

Cost of revenue:

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2020, our cost of revenue was $31,374,098, a decrease of $2,554,398, or 7.5%, compared to $33,928,496 for the year ended December 31, 2019. Cost of revenue as a percentage of our revenues decreased from 88.0% for the year ended December 31, 2019 to 83.3% for the year ended December 31, 2020. This decrease mainly reflected the effective implementation of cost reduction measures during the fiscal year of 2020. We executed a manpower streamline project that resulted in approximately 6% of our direct labor being laid off during May to July 2020. Although the manpower was reduced, there was no negative effect nor impact on our business operations as we had deployed our workforce more effectively as compared to the fiscal year 2019.

Gross margin:

As a percentage of revenue, our gross margin increased from 12.0% for the year ended December 31, 2019 to 16.7% for the year ended December 31, 2020, primarily due to our manpower streamline project that reduced the direct labor cost including cost of overtime, staff welfare and staff retirement benefits.

Administrative expenses

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

For the year ended December 31, 2020, our total administrative expenses were $6,674,472, an increase of $1,920,906, or 40.4%, compared to $4,753,566 for the year ended December 31, 2019. The net increase was mainly due to:

●	Increase in staff expenses and employee benefits;

●	Increase in professional fees and other service fees in connection with our corporate restructuring and filings with the SEC; and

●	Stock-based compensation expenses recorded in 2020.

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

Other income

Other income is comprised mainly of miscellaneous income, interest income and gain (loss) from disposal of fixed assets.

For the year ended December 31, 2020, other income was $52,956, a decrease of $107,212 or 66.9%, as compared to $160,168 for the year ended December 31, 2019. The decrease was mainly due to the absence of a non-recurring true-up adjustment of prior years’ accruals related to operations made for the year ended December 31, 2019.

Finance costs

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings and related party borrowings utilized for working capital purposes.

Income tax expense

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

Net (loss) profit attributable to non-controlling Interests

For the years ended December 31, 2020 and 2019, net (loss) profits attributable to non-controlling interests were $(16,231) and $6,042 respectively.

Net (loss) profit attributable to equity holders of the Company

For the years ended December 31, 2020 and 2019, our net (loss) profits attributable to equity holders of the Company were ($3,126,024) and $54,035 respectively.

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

Non-IFRS financial data

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net income represents net income before (i) finance costs, foreign exchange losses (gain), income tax (benefit) expense and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, provision for and written off of withholding tax receivables.

Non-IFRS earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net income to EBITDA and non-IFRS net income for the periods indicated:

	For the years ended December 31,
	2021	2020	2019
Net loss – IFRS	$(5,491,654)	$(3,142,255)	$60,077
Finance costs	984,843	898,748	886,465
Income tax (benefit) expense	(732,868)	242,837	88,473
Depreciation and amortization expense	5,032,642	5,034,019	5,246,912
EBITDA	(207,037)	3,033,349	6,281,927
Stock-based compensation expense	-	100,936	-
Provision for withholding tax receivables	190,038	1,012,543	-
Written off of withholding tax receivables	-	710,219	-
Foreign exchange losses (gains), net	1,821,175	(68,294)	-
Adjusted net income (Non-IFRS)	$1,804,176	$4,788,753	$6,281,927

Non-IFRS earnings per share
Basic and diluted profit for the year attributable to ordinary equity holders of the Company	$0.10	$0.28	$0.38

Weighted average number of shares used in computation:
Basic and diluted	17,537,238	17,224,232 *	16,666,663	*

*	Giving retroactive effect to the reverse split on August 20, 2021.

B. Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations, bank borrowings and proceeds from capital market fund raising. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

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

As of December 31, 2021 and, 2020, we had cash and cash equivalents of approximately $15.9 million and $10.1 million, respectively.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,
	2021	2020	2019
Net cash inflows from operating activities	$979,164	$4,907,501	$4,992,611
Net cash (outflows) from investing activities	(5,224,439)	(1,431,506)	(451,512)
Net cash inflows (outflows) from financing activities	10,653,312	(1,132,964)	(1,729,021)
Effect of exchange rate changes on cash	(684,136)	99,158	(585,922)
Net increase in cash and cash equivalents, and restricted cash	5,723,901	2,442,189	2,226,156
Cash and cash equivalents, and restricted cash at beginning of year	10,129,910	7,687,721	5,461,565
Cash and cash equivalents, and restricted cash at the end of the year	$15,853,811	$10,129,910	$7,687,721

Operating Activities

Net cash inflows from operating activities were $979,164 for the year ended December 31, 2021. The difference between our net loss of $5,491,654 and net cash used in operating activities was mainly due to the adjustment of non-cash items (i) depreciation and amortization of $5,032,642 mainly comprised of depreciation of fixed assets and depreciation for right-of-use assets; (ii) interest expense of $909,093 for bank loans and loans from related parties; (iii) provision for withholding tax receivables of $190,038 on the estimated uncollectible amounts of withholding taxes to be received; (iv) recognition of deferred tax assets of $718,484 based on the reported taxable loss; (v) the increase in other operating assets and liabilities of $1,067,475 which was generally due to the increase in foreign exchange losses incurred from the Profit Raider loan.

Investing Activities

Net cash outflows from investing activities were $5,224,439 for the year ended December 31, 2021, which was primarily due to the purchase of property and equipment of $5,235,480.

Financing Activities

Net cash inflows from financing activities were $10,653,312 for the year ended December 31, 2021, which was attributable to (i) the net IPO proceeds of $13,24,329; (ii) repayment of borrowing of $1,334,930; (iii) proceeds from borrowings of $1,563,444; (iv) interest paid of $926,203; and (v) repayment principal for leases of $1,893,328.

Loan from Profit Raider Investment Limited

On April 29, 2018, Guardforce TH Group Company Limited entered into an agreement with Profit Raider Investment Limited to transfer the loan between Guardforce TH and the Company to Profit Raider. As a result, the Company recorded a short-term borrowing from a third party in the amount of $13.42 million bearing interest at 4% from April 30, 2019 to December 31, 2019 and 3.22% prior to April 30, 2019. The Company assumed an additional liability of approximately $576,000 which has been treated as an additional expense paid in 2018. The holding companies have guaranteed the short-term borrowings from Profit Raider which amount was due on December 31, 2020. On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of Guardforce AI Co. Limited from Guardforce AI Technology to Profit Raider. As a result of this share transfer, Profit Raider is deemed an affiliate of the Company and therefore this borrowing is presented as a related party loan since March 2020 and the loan was extended to December 31, 2022 with the same terms and conditions with an interest rate at 4%. For the years ended December 31, 2021, 2020 and 2019, interest expense was $612,387, $579,039 and 293,827, respectively. As of the date of this report, the Company has been negotiating with Profit Raider on the further extension of loan to have it due after December 31, 2022.

Being that in accordance with the terms of our loan agreement with Profit Raider, we are required to pay the full principal amount of the loan obligation, along with accrued interest, on the maturity date and we are not required to make monthly payments on this obligation; we therefore do not expect any impact on our liquidity and ability to meet our short-term financial obligations through December 31, 2022. In the event that Profit Raider does not extend the loan, we expect to rely one or more of the following options (i) seek an alternative source of funding to replace the loan, (ii) seek further negotiation with Profit Raider to convert the loan to shares for mutually beneficial development, or (iii) seek support from our largest shareholder, Mr. Tu Jingyi, for repayment.

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

E. Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2021, 2020 and 2019 include the provision for sales returns, provision for obsolete inventory, allowance for withholding tax receivables, allowance for doubtful accounts, useful life of fixed assets, impairment of goodwill, measurement of retirement benefit obligations, measurement of consideration and assets and liabilities acquired as business combination, accounting for leases and valuation of deferred tax assets. The estimated amount for sales warranty on the sale of robots at December 31, 2021 and 2020 were $nil.

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

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our current directors and executive officers.

NAME	AGE	POSITION
Terence Wing Khai Yap	50	Chairman of the Board
Lei Wang	39	Director and Chief Executive Officer
Chung Chi Ng	41	Chief Financial Officer
Kee Yun Kwan	63	Chief Operation Officer
John Fletcher	52	Independent Director, Chair of Compensation Committee
David Ian Viccars	69	Independent Director, Chair of Nominating and Corporate Governance Committee
Donald Duane Pangburn	79	Independent Director, Chair of Audit Committee

Mr. Terence Wing Khai Yap - Chairman of the Board

Mr. Terence Wing Khai Yap has been the Chairman of the Board and a director of the Company since December 2019. In August 2020, Mr. Yap was appointed as our Chief Financial Officer; he served in this capacity until May 2021. Prior to joining our Company, Mr. Yap was the Executive Director and Chief Executive Officer of the Guardforce Group, a security solutions provider with more than 12,000 employees located in Hong Kong, Australia, Macau and Thailand, from 2014 to 2019. Mr. Yap has also been acting as the Independent Director of Newmark Security PLC (AIM: NWT), a leading security provider based in London and specializes in the design and manufacture of People and Data Management products since May 12, 2020. Mr. Yap graduated from Swinburne University of Technology, Victoria, Australia with a BBUS (Bachelor’s Degree in Business - Accounting & Finance) and the Chinese University of Hong Kong with an MBA.

Ms. Lei Wang - Director and CEO

Ms. Lei Wang has been the Chief Executive Officer of the Company since June 2019 and Director of the Company since January 2020. Ms. Wang has been the Vice Chairwoman of the Board of China Security Co., Ltd. (A-Share Stock Code of PRC: SH600654) since December 2017 and Director since May 2017 till present, served as the President since December 2017 till June 2019. Ms. Wang has been the Director of Wuxi Wanjia Ankang Technology Co., Ltd. since August 2019 till present, and the Director of Shenzhen Zhonghe Energy Storage Technology Co., Ltd. since October 2021 till present. Ms. Wang graduated from the Chinese University of Hong Kong with an MBA degree in November 2014.

Ms. Chung Chi Ng - CFO

Ms. Chung Chi Ng was appointed as our Chief Financial Officer on May 2021. She has more than 18 years of accounting and auditing experience. Ms. Ng also has experience of providing consultancy services to entities with a focus on U.S. publicly traded companies. From March 2019 to May 2020, she served as the Chairman of the Audit Committee of Addentax Group Corp, a company trading in the U.S. OTC market. From 2018 to 2019, Ms. Ng served as the Chief Financial Officer at Guardforce AI. In 2017, she acted as the Asian services leader in the audit business unit of Crowe Horwath LLP in Denver, Colorado. From January 2013 to December 2016, Ms. Ng acted as the Audit Senior Manager of GHP Horwath P.C. also in Denver, Colorado. Ms. Ng is a Certified Public Accountant (CPA) and a fellow member of the Association of Chartered Certified Accountants (ACCA). Ms. Ng received her bachelor’s degree in Business Administration – Accountancy & Law from City University of Hong Kong in 2003.

Mr. Kee Yun Kwan - COO

Mr. Kee Yun Kwan has served as the Chief Operating Officer of the Company since August 2019. Prior to that, he was the General Manager of Guardforce (Macau) Limited from 2014 to 2015. From 2015 to 2016, Mr. Kwan served as a member of the M&A team of Guardforce Group and was involved in M&A transactions in Thailand and Australia. From 2016 to 2019, Mr. Kwan has been based in Thailand where he became the director of global operations and the country head of the Thailand security businesses of Guardforce Group. Mr. Kwan graduated from the Hong Kong Police College in 1977.

Mr. John Fletcher – Independent Director

Mr. John Fletcher has been a non-executive, independent director since February 2021. He is an experienced investment banking professional who has completed approximately 125 transactions including equity and debt financings, M+A and advisory work, raising more than $5 billion for companies. Mr. Fletcher has been an integral part of growing an undercapitalized boutique investment bank through many market cycles over the last 25 years. Mr. Fletcher’s career began in accounting, from 1993 to 1996, at Deloitte& Touch LLP, where he served as an in-charge accountant for both public and private companies. Mr. Fletcher left Deloitte to join Brean Capital, LLC in 1996. At Brean, Mr. Fletcher ran an investment banking department of 20 people, as well as was part of the Firm’s Management Committee. After leaving Brean in 2013, he joined Maxim Group LLC as a Managing Director in investment banking focusing on Global Resources prior to buying an investment bank with partners. He left Maxim in 2015. From 2016 to the present, he served as the Chief Operating Officer of Pluris Capital Group and is a co-owner. From 2017 to the present, he also served as the Chief Financial Officer of Rebus Capital Group, LLC., a financial consulting firm that the principals of Pluris formed in July of 2017. Mr. Fletcher graduated from Wilkes University with a master’s degree in Business Administration in 1992.

Mr. David Ian Viccars – Independent Director

Mr. David Ian Viccars has been a non-executive, independent director since February 2021. He has a 20-year record of security leadership. Mr. Viccars retired in 2018. Prior to that, from 2014 to 2018, Mr. Viccars served as the Asia Region Security Consultant for Panicguard and DHL, and also as the Director Security Consulting for Vinarco International. From 2011 to 2014, Mr. Viccars also served as the Asia Business Development & Risk Manager for Securitas Asia, with responsibility for creating a profitable, growing, ethical, compliant, safe and sustainable total security and systems integration business within Asia for Securitas.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Mr. Donald Duane Pangburn – Independent Director

Mr. Pangburn has served as our non-executive, independent director since September 28, 2021. Since his retirement in 2016, Mr. Pangburn has been active in personal investing and providing consulting services to friends and relatives. From 1991 to 2016, Mr. Pangburn was North America Director for the international CPA organization Horwath International and served on the organization’s executive council. Mr. Pangburn specialized in providing services primarily to SEC reporting clients in Hong Kong, Taiwan, Mainland China, Singapore and Malaysia. He also served clients in Europe, including France, the UK, and Austria. Mr. Pangburn is a Certified Public Accountant (CPA) in the United States. Mr. Pangburn graduated from University of Montana business school with a BA in business in 1965.

B. Compensation

Executive Compensation

For the fiscal year ended December 31, 2021, the aggregate cash compensation and benefits that we paid to our officers was approximately $972,140. Except as indicated below, none of our executive or non-executive directors or officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended December 31, 2021. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive and non-executive directors and officers.

Director Compensation

For the fiscal year ended December 31, 2021, the aggregate cash compensation and benefits that we paid to our executive and non-executive directors was approximately $1,045,056. We did not pay other compensation to our directors. Other than as described below, none of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended December 31, 2021. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our non-employee directors.

The following table sets forth certain information regarding compensation paid to our directors and senior management for the full fiscal year ended December 31, 2021.

Name	Office	Compensation Received in 2021 (U.S. $)	Entitlement under Stock Option Plan	Other Entitlement
Officers and Directors
Terence Wing Khai Yap	Chairman of the Board and Previous Chief Financial Officer*	313,308	NIL	NIL
Lei Wang	Director and Chief Executive Officer	153,427	NIL	NIL
Chung Chi Ng	Chief Financial Officer	167,344	NIL	NIL
Kee Yun Kwan	Chief Operation Officer	260,883	NIL	NIL
John Fletcher	Independent Director, Chair of Compensation Committee	32,083	NIL	NIL
David Ian Viccars	Independent Director, Chair of Nominating and Corporate Governance Committee	32,083	NIL	NIL
Donald Duane Pangburn	Independent Director, Chair of Audit Committee	8,750	NIL	NIL
Feng Dai**	Previous Director	16,923	NIL	NIL
Jingyi Tu**	Previous Director	25,640	NIL	NIL
Konki Lo**	Previous Director	34,615	NIL	NIL

*	Terence Wing Khai Yap resigned as our Chief Financial Officer on May 17, 2021 and Chung Chi Ng was appointed as Chief Financial Officer as of that date.
**	Jingyi Tu, Feng Dai and Konki Lo resigned as directors on September 28, 2021.

C. Board Practices

Board Composition and Committees

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five directors, including three independent directors, namely, Terence Wing Khai Yap, Lei Wang, John Fletcher, David Ian Viccars, Donald Duane Pangburn, so that a majority of our board of directors is independent.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

The Board has established three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Audit Committee is comprised entirely of independent directors, the Compensation Committee and the Nominating and Corporate Governance Committee are comprised by majority of independent directors. From time to time, the Board may establish other committees.

Each committee’s members and functions are described below.

Audit Committee and Audit Committee Financial Expert

Our Audit Committee is currently composed of three members: Donald Duane Pangburn, John Fletcher and David Ian Viccars. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for Audit Committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mr. Pangburn currently serves as Chairman of the Audit Committee.

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

Our Board of Directors has determined that Mr. Pangburn is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements. Mr. Pangburn is our Audit Committee Financial Expert.

Compensation Committee

Our Compensation Committee consists of John Fletcher, Donald Duane Pangburn, Terence Wing Khai Yap, Lei Wang and David Ian Viccars. John Fletcher, Donald Duane Pangburn and David Ian Viccars satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Fletcher serves as chairman of the Compensation Committee. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The Compensation Committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the Compensation Committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of David Ian Viccars, John Fletcher, Donald Duane Pangburn, Terence Wing Khai Yap and Lei Wang. Mr. David Ian Viccars serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The Nominating and Corporate Governance Committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The Nominating and Corporate Governance Committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The Nominating and Corporate Governance Committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the Nominating and Corporate Governance Committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to our company; (v) is convicted of an arrestable offence or is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Employment and Indemnification Agreements

We have entered into labor contracts with our executive officers. Each of our executive officers is employed for a specified time period. The employment may be terminated in accordance with relevant laws and regulations. An executive officer may terminate his or her employment at any time with not less than 60 days’ prior written notice. When the employment is terminated, the executive officer should return any company property that he or she is using and transition any work in progress to the person designated by us.

Each executive officer has agreed to hold in strict confidence and not to use or disclose to any person, corporation or other entity any confidential information, including but not limited to our business secrets and intellectual property. Each executive officer also represented to us that when the labor contract was executed, he or she was not in an employment relationship with any other entity or corporation and he or she had not executed any non-competition agreement.

We entered into indemnification agreements with our directors and executive officers, pursuant to which we agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

D. Employees

As of the date of this report, we have employed 1,738 full-time employees and 43 full-time employees in GF Cash (CIT) and Guardforce, respectively. The following table illustrates the allocation of those employees among the various job functions conducted at GF Cash (CIT) and at Guardforce and reflect the expected growth in staffing of these positions.

Operations / Support	Division (Type)	Existing Head Count
Operations	Operations (Direct employees)	1,475
	Operations (Admin, supervisors, managers)	202
	Operations Management (Senior managers)	11

Supporting functions	Administration	14
	Business Development	8
	Finance & Accounting	26
	Technical Support (GDM)	1
	General Management	7
	HR & TDS	10
	Internal audit	1
	IT	9
	Legal	4
	Operations Management	6
	Procurement	2
	Project Team	5
	Total operations	1,688
	Total supporting functions	93
	Grand Total	1,781

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

We have regular meetings with the aforesaid two trade unions and discuss about the Employee Benefit Agreement, or EBA, every year. It’s a requirement of Thai Labour Laws and in which Thai Labour Department will also involve in the discussion if we cannot resolve disputes with the unions for the EBA. The Thai Labour Department will also organize meetings with the unions and GF cash (CIT) annually.

As required by applicable Thailand law, GF Cash (CIT) has entered into employment contracts with all of its officers, managers and employees.

Staff Recruitment

We recruit our personnel through two channels - staff referrals and direct recruitment. All applicants for employment must go through the following procedures:

(i)	Police criminal record check. We require all applicants for employment to be fingerprinted. Fingerprints are sent to the local police station where the recruiting office is located for a check of the criminal record. We do not hire any applicants who have a criminal record.

(ii)	Address proof check.

(iii)	References check.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Terence Wing Khai Yap, Chairman of the Board (3)	933,333	2.96%
Lei Wang, Chief Executive Officer and Director (4)	853,333	2.71%
Chung Chi Ng, Chief Financial Officer (5)	20,000	*
Kee Yun Kwan, Chief Operation Officer (6)	20,000	*
John Fletcher, Independent Director (7)	10,000	*
David Ian Viccars, Independent Director (8)	10,000	*
Donald Duane Pangburn, Independent Director (9)	10,000	*
All directors and executive officers as a group (7 persons)	1,856,666	5.89%

Other Principal Shareholders:
Guardforce AI Technology Ltd (10)	8,166,666	25.90%
Guardforce AI Service Ltd (11)	3,666,666	11.63%
Profit Raider Investments Limited (12)	1,666,666	5.29%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 31,534,691 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of March 31, 2022.

(3)

Consists of 933,333 restricted ordinary shares. Mr. Yap was granted 100,000 restricted ordinary shares on January 25, 2022 under the Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”). The 100,000 restricted ordinary shares were fully vested upon grant.

(4)

Consists of 853,333 restricted ordinary shares. Ms. Wang was granted 20,000 restricted ordinary shares on January 25, 2022 under the Plan. The 20,000 restricted ordinary shares were fully vested upon grant.

(5)

Consists of 20,000 restricted ordinary shares. Ms. Ng was granted 20,000 restricted ordinary shares on January 25, 2022 under the Plan. The 20,000 restricted ordinary shares were fully vested upon grant.

(6)

Consists of 20,000 restricted ordinary shares. Mr. Kwan was granted 20,000 restricted ordinary shares on January 25, 2022 under the Plan. The 20,000 restricted ordinary shares were fully vested upon grant.

(7)

Consists of 10,000 restricted ordinary shares. Mr. Fletcher was granted 10,000 restricted ordinary shares on January 25, 2022 under the Plan. The 10,000 restricted ordinary shares were fully vested upon grant.

(8)

Consists of 10,000 restricted ordinary shares. Mr. Viccars was granted 10,000 restricted ordinary shares on January 25, 2022 under the Plan. The 10,000 restricted ordinary shares were fully vested upon grant.

(9)	Consists of 10,000 restricted ordinary shares. Mr. Pangburn was granted 10,000 restricted ordinary shares on January 25, 2022 under the Plan. The 10,000 restricted ordinary shares were fully vested upon grant.

(10)	Mr. Jingyi Tu is the sole director and owner of Guardforce AI Technology Limited, which owns 8,166,666 ordinary shares, as such, Mr. Jingyi Tu has voting and dispositive power of the securities held by AI Technology. The address of AI Technology is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Additionally, Mr. Jingyi Tu is the beneficiary of a trust which owns all of the outstanding shares of Guardforce AI Service Limited, a holding company which owns 3,666,666 ordinary shares. As such, Mr. Jingyi Tu is deemed to be the beneficial owner of our shares held by Guardforce AI Service Limited and has voting or dispositive power over those shares.

(11)

Mr. Jingyu Tu is the trustee of a trust which holds all of the outstanding shares of Guardforce AI Service Ltd. The beneficiary of the trust is Mr. Jingyi Tu. Mr. Jingyu Tu does not have voting and dispositive power of the ordinary shares held by Guardforce AI Service Ltd. The address of Guardforce AI Service Ltd. is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Because Mr. Jingyi Tu is the beneficiary of the trust, Mr. Jingyu Tu disclaims beneficial ownership of our ordinary shares held by Guardforce AI Service Ltd.

(12)	Mr. Gaobo Zhang is the sole director of OP Financial Limited, the owner of Profit Raider Investments Ltd., and has voting and dispositive power of the securities held by Profit Raider Investments Ltd. The address of OP Financial Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2021:

Name of related parties	Relationship with the Company
Tu Jingyi (“Mr. Tu”)	Controlling shareholder
Long Top Limited	Mr. Tu’s father is the majority shareholder
Guardforce TH Group Company Limited	Mr. Tu’s father is the majority shareholder
Guardforce Security (Thailand) Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Bangkok Bank Public Company Limited	Minority shareholder
Shenzhen Junwei Investment Development Company Limited	Minority shareholder
Guardforce Aviation Security Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce 3 Limited	Mr. Tu’s father is the majority shareholder
Guardforce Group Limited	Controlled by Mr. Tu’s father

Guardforce AI Technology Ltd	Holding Company
Guardforce AI Service Ltd	Holding Company
Profit Raider Investment Limited (“Profit Raider”)	10% shareholder effective March 2020
Shenzhen Douguaer Investment Partnership	Ultimately controlled by Mr. Tu
Guardforce Holdings (HK) Limited	Controlled by Mr. Tu’s father
Guardforce Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	Controlled by Mr. Tu
Perfekt Technology & System Co., Ltd.	Mr. Tu’s father is the majority shareholder of its ultimate holding company
GF Robotics Malaysia Sdn. Bhd.	Controlled by Mr. Tu’s brother
Macau GF Robotics Limited	Controlled by Mr. Tu’s brother
Quantum Infosec Inc (“Quantum”)	Minority shareholder of Handshake
Richard Stagg	Director of Handshake
GF Technovation Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company

The principal related party balances and transactions as of and for the years ended December 31, 2021, 2020 and 2019 are as follows:

Amounts due from related parties:

	As of December 31,
	2021	2020
Guardforce TH Group Company Limited	6,335	6,026
Guardforce AI Technology Ltd	626	-
Guardforce AI Service Ltd	626	-
Bangkok Bank Public Company Limited	-	443
Guardforce Limited	-	20,647
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	-	346,152
GF Robotics Malaysia Sdn. Bhd.	11,973	-
Macau GF Robotics Limited	5,058	-
Quantum Infosec Inc	1,389	-
	$26,007	$373,268

Amounts due from related parties as of December 31, 2021 represent business advances for operational purposes.

Amounts due to related parties:

		As of December 31,
		2021	2020
Tu Jingyi	(a)	109,607	88,047
Shenzhen Junwei Investment Development Company Limited		-	225,085
Guardforce Holdings (HK) Limited	(b)	163,855	156,782
Profit Raider Investment Limited	(a)	1,626,727	1,136,664
Guardforce Aviation Security Company Limited		-	1,224
Guardforce Security (Thailand) Company Limited		-	62,667
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	(c)	301,853	-
		$2,218,017	$1,670,469

(b)	Amounts due to Mr. Tu Jingyi and Profit Raider Investment Limited represented interest accrued on the respective loans.

(c)	Amounts due to Guardforce Holdings (HK) Limited comprised of $29,161 advances made and $134,694 accrued interests on the loans.

(d)	Amounts due to Shenzhen Intelligent Guardforce Robot Technology Co., Limited represent accounts payable for the purchase of robots from a related party.

Short-term borrowings from related parties:

		As of December 31,
		2021	2020
Profit Raider Investment Limited	(a)	$13,506,184	$-

Long-term borrowings from related parties

		As of December 31,
		2021	2020
Guardforce Holdings (HK) Limited	(b)	$3,895,500	$4,140,500
Tu Jingyi	(c)	1,437,303	1,437,303
Profit Raider Investment Limited	(a)	-	13,508,009
		$5,332,803	$19,085,812

(a)

On April 29, 2018, Guardforce TH Group Company Limited entered into an agreement with Profit Raider Investment Limited to transfer the loan between Guardforce TH and the Company to Profit Raider. As a result, the Company recorded a short-term borrowing from a third party in the amount of $13.42 million bearing interest at 4% from April 30, 2019 to December 31, 2019 and 3.22% prior to April 30, 2019. The Company assumed an additional liability of approximately $576,000 which has been treated as an additional expense paid in 2018. The holding companies have guaranteed the short-term borrowings from Profit Raider which amount is due on December 31, 2020. On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of Guardforce AI Co. Limited from Guardforce AI Technology to Profit Raider. As a result of this share transfer, Profit Raider is deemed an affiliate of the Company and therefore this borrowing is presented as a related party loan since March 2020 and the loan was extended to December 31, 2022 with the same terms and conditions with an interest rate at 4%. For the year ended December 31, 2021, 2020 and 2019, interest expense was $612,387, $579,039 and $293,827, respectively. As of the date of this report, the Company has been negotiating with Profit Raider on the further extension of loan which will be due on December 31, 2022.

(b)	On December 31, 2019, the Company entered into an agreement with Guardforce Holdings (HK) Limited whereby Guardforce Holdings (HK) Limited loaned $1,499,998 to the Company. The loan is unsecured and it bears an interest rate of 3%. The loan was initially due on December 31, 2020. During the year ended December 31, 2021 and 2020, the Company repaid $245,000 and $507,998 to partially settle the principal, respectively. The loan was extended to December 22, 2022 bearing interest rate at 2%. For the years ended December 31, 2021 and 2020, interest expense on this loan was $14,940 and $19,840, respectively.

On April 17, 2020, the Company borrowed $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan is due on April 16, 2023. For the year ended December 31, 2021 and 2020, interest expense on this loan was $54,700 and $34,187, respectively.

On September 9, 2020, the Company borrowed $413,500. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the year ended December 31, 2021 and 2020, interest expense on this loan was $8,270 and $2,757, respectively.

(c)

On September 1, 2018, the Company entered into an agreement with Mr. Tu Jingyi whereby Mr. Tu Jingyi lent $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest rate at 3%. The loan was expired on August 31, 2019, which was extended to August 31, 2020. On September 1, 2020, the Company further extended the loan to August 31, 2022 with an interest rate at 1.5%. For the years ended December 31, 2021, 2020 and 2019, interest expense on this loan was $21,560, $35,933 and $38,000, respectively.

Related party transactions

		For the years ended December 31,
	Nature	2021	2020	2019
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$763,256	$714,625	$415,604
Guardforce Aviation Security Company Limited	(b)	5,739	13,190	4,219
Perfekt Technology & System Co., Ltd.	(c)	6,850	35,842	-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(d)	5,702,103	1,584,873	-
Profit Raider Investment Limited		-	150,000	-
		$6,477,948	$2,498,530	$419,823

Service/ Products delivered to related parties:
Bangkok Bank Public Company Limited		$-	$9,726	$-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Commission		-	158,487	-
Guardforce Limited	(e)	12,846	205,589	-
GF Technovation Company Limited	(e)	98,781	-	-
		$111,627	$373,802	$-

Nature of transactions

(a)	Guardforce Security (Thailand) Co.,Ltd. provided security guard services to the Company;

(b)	Guardforce Aviation Security Co.,Ltd. provided escort services to the Company;

(c)	Perfekt Technology & System Co., Ltd. provided security equipment to the Company;

(d)	The Company purchased robots from Shenzhen Intelligent Guardforce Robot Technology Co., Limited;

(e)	Guardforce Limited and GF Technovation Company Limited are fellow subsidiaries. GF Technovation Company Limited was incorporated in 2021 for running robotics related business. The Company sold robots to GF Technovation Company Limited in place of Guardforce Limited beginning March 2021.

As disclosed elsewhere in this report, the Company entered into a Sale and Purchase Agreement (the “Kewei Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in Shenzhen Keweien Robot Service Co., Ltd. and Guangzhou Kewei Robot Technology Co., Ltd. from Shenzhen Kewei. Shenzhen Kewei. This is a related party transaction since the Shenzhen Kewei and the two acquirees are controlled by Mr. Tu Jingyi.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our ordinary shares in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our ordinary shares. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors—Risks Relating to Our Ordinary Shares and Warrants—We do not expect to declare or pay dividends in the foreseeable future.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares and warrants have been listed on the Nasdaq Capital Market since September 29, 2021. Our ordinary shares and warrants are both listed on the Nasdaq Capital Market under the symbol “GFAI” and “GFAIW”, respectively.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Act, which is referred to as the Companies Act below.

As of the date of this annual report, our authorized share capital is 300,000,000 ordinary shares, with a par value of $0.003 each, among which 31,534,691 ordinary shares are issued and outstanding. In addition, we currently have 16,217,342 warrants issued and outstanding, which include: (i) warrants to purchase 4,156,626 ordinary shares and these warrants are exercisable at an exercise price of $1.30 per share with the expiration date of September 28, 2026; (ii) warrants to purchase 11,879,993 ordinary shares, at an initial exercise price of $1.30 per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants that were issued to the assignee of the representative of the underwriters in our initial public offering with the expiration date of September 28, 2026.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. We incorporate by reference into this annual report our Amended and Restated Memorandum of Association and Articles of Association, filed as Exhibit 99.1 to the Report on Form 6-K filed on August 25, 2021. Our shareholders adopted our Amended and Restated Memorandum of Association by a special resolution on 5 February 2020 and the Articles of Association was adopted at incorporation.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders, who are non-residents of the Cayman Islands, may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Memorandum and Articles of Association and the Companies Act. Under Cayman Islands law, our company may pay a dividend out of either profits or share premium account in accordance with the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

●	the names and addresses of the members, a statement of the number and category of shares held by each member, in certain cases distinguishing each share by its number, and of the amount paid or agreed to be considered as paid, on the shares of each member and whether each relevant category of shares held by a member carries voting rights, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of any matters directed or authorized by the Companies Act to be inserted therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

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

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our Company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of all voting power of our paid up share capital in issue and entitled to vote. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our Memorandum and Articles of Association. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our board of directors. The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow one or more shareholders holding in aggregate, at the date of such requisition, not less than ten percent of the paid up voting share capital to requisition a general meeting of the shareholders, in which case our board is obliged to convene a general meeting and to put the resolutions so requisitioned to a vote at such meeting not later than 21 days from the date of deposit of the requisition. However, our Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or general meetings not called by such shareholders.

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

If our directors refuse to register a transfer they are obligated to, within two months after the date on which the instrument of transfer was lodged, send to the transferor and transferee notice of such refusal.

The transferor of any ordinary shares shall be deemed to remain the holder of that share until the name of the transferee is entered in the register of members.

For the purpose of determining members entitled to notice of, or to vote at any meeting of members or any adjournment thereof, or members entitled to receive payment of any dividend or other distributions, or in order to make a determination of members for any other purpose, our board of directors may provide that the register of members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) days.

Liquidation

On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the capital paid-up at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the capital paid up at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid-up. We are an exempted company with “limited liability” incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our Memorandum of Association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption at our option. Our Company may also repurchase any of our ordinary shares provided that the manner and terms of such purchase have been approved by our board of directors and agreed with the relevant member. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of the share premium account in accordance with the Companies Act. Redemption or repurchase of any share may also be paid out of capital if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than treasury shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our Memorandum of Association;

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; or

●	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company;

●	an exempted company may register as a segregated portfolio company; and

●	may apply to be registered as a special economic zone company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. As a foreign private issuer, we may from time to time elect to follow home country practice in lieu of the Nasdaq Marketplace Rules.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger or consolidation of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by each constituent company by way of (a) a special resolution of the members of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and, its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the votes at a general meeting of that subsidiary are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent seventy-five percent. in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares the subject of the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum of association and articles of association permit indemnification of officers and directors for expenses incurred in their capacities as such in the absence of fraud or dishonesty which may attach to such directors or officers. This standard of conduct is generally the same as permitted under Delaware corporate law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum of association and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. A director must exercise the skill and care of a reasonably diligent person having both – (a) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test).

Shareholder Action by Written Consent

Under the Delaware corporate law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our articles of association do not require us to call such meetings every year. Our Articles of Association allow one or more shareholders holding in aggregate, at the date of such requisition, not less than ten percent of the paid up voting share capital to requisition a general meeting of the shareholders, in which case our board is obliged to convene a general meeting and to put the resolutions so requisitioned to a vote at such meeting not later than 21 days from the date of deposit of the requisition. However, our Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or general meetings not called by such shareholders.

Cumulative Voting

Under the Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Dissolution; Winding Up

Under the Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands, our company may be wound up by the vote of holders of two-thirds of our shares voting at a general meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class.

Amendment of Governing Documents

Under the Delaware corporate law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum of association and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum of association and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum of association and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Thailand Exchange Controls

Remittances of currency outside Thailand are regulated by the Exchange Control Act B.E. 2485, or the ECA, and ministerial regulations issued under the ECA. The ECA and regulations under the ECA require foreign exchange transactions to be conducted through commercial banks and authorized money transfer agents holding foreign exchange licenses from the Minister of Finance.

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

E. Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but it is otherwise not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

Thailand

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

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.

This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes and their partners or investors;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons that own or are deemed to own ordinary shares representing 10% or more of our voting power or value; or

●	persons holding ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Taxation of Distributions

Except as described below under “—Passive Foreign Investment Company Rules,” distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, and subject to the passive foreign investment company rules described below, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Ordinary Shares

Except as described below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—PRC Taxation,” gains on the sale of ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity referred to as a Lower-tier PFIC), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ordinary shares exceed 125% of the average of the annual distributions on ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if our ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ordinary shares would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Capital Market, where our ordinary shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ordinary shares will be treated as discussed under “—Taxation of Distributions” above.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ordinary shares, the U.S. Holder would generally be required to file annual reports with the IRS. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares, unless the ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Securities Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-258054) (the “F-1 Registration Statement”) in relation to our initial public offering of 3,614,458 units (the “Units”), each of which consisting of one ordinary share and a warrant to purchase one ordinary share, at an initial offering price of $4.15 per Unit. EF Hutton, division of Benchmark Investments, LLC was the representative of the underwriters for our initial public offering. On October 1, 2021, EF Hutton, division of Benchmark Investments, LLC, partially exercised the over-allotment option to purchase an additional 542,168 warrants.

The F-1 Registration Statement became effective on September 28, 2021. For the period from the effective date of the F-1 Registration Statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our IPO was approximately $2.2 million, which included $1.1 million in underwriting discounts and commissions for the IPO and approximately $1.1 million in other costs and expenses. We received net proceeds of approximately $13.6 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from September 28, 2021, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, the following is our reasonable estimate of the uses of the proceeds from the IPO:

●	Approximately $3.8 million was used for developing our robotics as a service business and related technology capabilities;

●	Approximately $0.07 million was used for sales and marketing; and

●	Approximately $1.1 million was used for general corporate purposes and working capital.

We used approximately $4.97 million of the net proceeds from our initial public offering for developing our robotics as a service business and related technology capabilities, sales and marketing and for general corporate purposes and working capital,

There has not been, and we do not expect, any material change in the planned use of proceeds from the initial public offering as described in the prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on September 28, 2021.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2021 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

Disclosure controls and procedures are designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the recording of transactions of the Company’s assets;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with the authorization of its management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements, Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2021, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

As of December 31, 2020, our management concluded that our internal control over financial reporting was not effective due to the existence of the following significant deficiencies:

●	Lack of proper segregation of duties;

●	Lack of formal policies and procedures for the newly developed business;

●	Lack of detailed account analyses to ensure proper classification and reconciliation of all key accounts; and

●	Lack of proper training of the accounting staff to ensure consistent application of IFRS as well as compliance with related financial reporting guidelines.

During December 31, 2021, the significant deficiencies stated above have been mitigated by implementing the following remediation plan:

●	We hired additional qualified and experienced accounting staff to assist with its annual financial reporting process;

●	We executed additional policies and procedure to strengthen the controls over the newly developed business;

●	We recruited a qualified CFO to assist in resolving accounting issues in non-routine or complex transactions; and

●	We developed and conducted IFRS knowledge, SEC reporting and internal control training with management personnel and accounting departments, so that management and key personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Pangburn is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements. He is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as an exhibit to our Registration Statement on Form F-1, File No. 333-258054, filed on August 13, 2021, as amended. The Company will provide any person a copy of its code of ethics, without charge, upon request. Such request should be addressed to the Company at 10 Anson Road, #28-01 International Plaza, Singapore 079903.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Years Ended December 31,
	2021	2020	2019
Audit Fees (i)	$164,000	$361,400	$191,976
Audit-related Fees (ii)	124,000	-	-
Tax Fees	-	-	-
TOTAL	$288,000	$361,400	$191,976

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(i)	During the year ended December 31, 2021, $125,000 and $ 39,000 audit fees were derived from services rendered by Wei, Wei & Co., LLP and PKF Littlejohn LLP, respectively.

(ii)	During the year ended December 31, 2021, $124,000 audit related fees were derived from services rendered by Wei, Wei & Co., LLP.

“Audit-related fees” means fees billed for professional services rendered by our principal auditors associated with certain due diligence projects.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

Our Board of Directors pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Board of Directors prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Board of Directors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 25, 2021, we dismissed our independent registered public accounting firm, Wei, Wei & Co., LLP (“Wei, Wei & Co.”), effective as of that date. The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

The audit reports of Wei, Wei & Co. on the Company’s financial statements as of and for the fiscal years ended December 31, 2020 and 2019 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and for the subsequent interim period through October 25, 2021, the Company had no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K) with Wei, Wei & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei, Wei & Co., would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and for the subsequent interim period through October 25, 2021, there was no “reportable event,” as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the instructions related thereto.

Effective October 19, 2021, we engaged PKF Littlejohn LLP (“PKF”) as our new independent registered public accounting firm to audit and review the Company’s financial statements.

The disclosures required pursuant to this Item 16.F were included in the Company’s Report on Form 6-K furnished with the SEC on October 29, 2021, including Exhibit 16.1 thereto, which are hereby incorporated by reference into this annual report on Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

We were incorporated in Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law, our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow our home country practice that does not require us to seek shareholders’ approval for an equity compensation arrangement, pursuant to which stock may be acquired by officers, directors, employees, or consultants in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

Our Cayman Islands counsel, Conyers Dill & Pearman, has provided a relevant letter to NASDAQ certifying that under Cayman Islands law, we are not required to seek shareholders’ approval in the above circumstance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association incorporating resolutions passed on August 20, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed on August 25, 2021)
2.1*	Description of Rights of Ordinary Shares and Warrants Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2021
2.2	Form of Purchaser Warrant (incorporated by reference to Exhibit 10.4 to the Report on Form 6-K furnished on January 21, 2022)
2.3	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
2.4	Form of Warrant Agency Agreement between Guardforce AI Co., Limited and Vstock Transfer, LLC (incorporated by reference to Exhibit 4.2 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
4.1	Loan Agreement, dated August 25, 2018, by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited (incorporated by reference to Exhibit 2(b).1 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.2	Supplemental Agreement, dated April 29, 2019, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).2 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.3	Second Supplemental Agreement, dated March 11, 2020, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.4	Memorandum of Understanding, dated March 2, 2020, between Guardforce Security (Thailand) Co. Ltd. and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.5	Lease Agreement, dated May 27, 2019, between Varin World Company Limited and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.6	Third Supplemental Agreement, dated December 31, 2020, to Amended and Restated Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated March 15, 2019, as supplemented (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed on April 29, 2021)
4.7	Sale and Purchase Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed on April 29, 2021)
4.8	Supplemental Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed on April 29, 2021)
4.9	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.9 to the Amendment No.1 to Form F-1 filed on August 13, 2021)

4.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
4.11	Commissioned Development Agreement, dated February 8, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on February 17, 2022)
4.12	Guardforce AI Co., Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished on January 27, 2022)
4.13	Form of Share Option Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 27, 2022)
4.14	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 27, 2022)
4.15	Form of Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 27, 2022)
4.16*	Sale and Purchase Agreement, dated March 11, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited
4.17*	Second Supplemental Agreement to Sale and Purchase Agreement, dated on March 17, 2022, by and among Quantum Infosec Inc., Guardforce AI Co., Limited and Handshake Networking Limited
8.1*	List of the registrant’s subsidiaries
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Watson Farley & Williams (Thailand) Limited
15.2*	Consent of PKF Littlejohn LLP
15.3*	Consent of Wei, Wei & Co., LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Chief Executive Officer

Date: March 31, 2022

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Guardforce AI Co., Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Guardforce AI Co., Limited (the “Company”) as of December 31, 2021, the related consolidated statements of profit and loss, comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with the International Financial Reporting Standards.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor are we engaged to perform, an audit of its internal controls over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations, negative cash flows from operating activities and short term loans due for repayment on December 31, 2022 raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going concern assessment

The Company has incurred net loss for the financial year ended December 31, 2021 of USD$7,252,747, and has unrestricted cash and cash equivalent of USD$12,728,783 and current liabilities of USD$22,495,748 as at December 31, 2021. As part of the current liabilities, the Company has a short term loan of USD$13.5m together with interest owed of USD $1.6m from its related party Profit Raider Investment Limited. The principal loan amount and the interest owed are due for repayment on December 31, 2022. The Company determined the repayment of this loan, and other current liabilities, raised substantial doubt as to the Company’s ability to continue as a going concern one year from the issuance date of the consolidated financial statements. In making this determination, management prepared a going concern assessment through to March 2023 with significant assumptions which included expecting revenue and operating costs, other obligations and funding options.

The principal consideration for our determination that the evaluation of management’s going concern assessment was a critical audit matter are the significant judgment and subjectivity inherent in the Company’s assumptions made in the going concern assessment and the uncertainty of the Company’s ability to secure funding or renegotiate the payment terms of existing borrowings due for repayment in the going concern period.

Our audit procedures related to the evaluation of management’s going concern assessment included the following, among others:

●	Assessed the overall reasonableness of the Company’s going concern assessment, including significant assumptions utilized by the Company.

●	Assessed the projected revenue and operating costs, liquidity of existing assets, the terms of the bank loans and related party loans and the finance facilities available.

●	Reviewed the written communication between the Company and Profit Raider Investment Limited to renew the short term loan.

●	Considered the impact on the Company’s working capital of the planned acquisitions in 2022.

●	Evaluated the adequacy of the Company’s financial statement disclosures.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, United Kingdom

March 31, 2022

PCAOB ID: 2814

We have served as the Company’s auditor since October 19, 2021.

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

/s/ Wei, Wei & Co. LLP

Flushing, New York
April 29, 2021, except for Notes 2, 17, 18, 21 and 24 which are dated September 14, 2021

We have served as the Company’s auditor since 2019. In 2021, we became the predecessor auditor.

 Guardforce AI Co., Limited and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

		As of December 31,
	Note	2021	2020

Assets
Current assets:
Cash and cash equivalents	4	$12,728,783	$8,414,044
Restricted cash	4	1,600,000	-
Trade receivables	6	4,939,568	5,468,911
Withholding taxes receivables	7	-	690,487
Other current assets	8	1,275,981	1,584,884
Inventories	5	1,387,549	495,081
Amount due from related parties	21	26,007	373,268
Total current assets		21,957,888	17,026,675

Non-current assets:
Restricted cash	4	1,525,028	1,715,866
Property, plant and equipment	9	9,897,301	7,884,354
Right-of-use assets	10	2,364,993	4,190,351
Intangible assets, net	11	164,316	223,408
Goodwill	3	329,534	-
Withholding taxes receivable, net	7	3,531,953	3,534,552
Deferred tax assets, net	15	1,635,638	1,038,346
Other non-current assets	8	345,586	361,275
Total non-current assets		19,794,349	18,948,152
Total assets		$41,752,237	$35,974,827

Liabilities and equity
Current liabilities:
Trade and other payables	12	$1,028,721	$1,540,411
Borrowings	13	933,110	494,994
Borrowings from related parties	21	13,506,184	-
Current portion of operating lease liabilities	10	2,366,045	2,211,984
Current portion of finance lease liabilities, net	14	619,301	632,105
Other current liabilities	12	1,824,635	1,249,106
Income tax payables	15	-	284,627
Amount due to related parties	21	2,217,752	1,670,469
Total current liabilities		22,495,748	8,083,696

Non-current liabilities:
Borrowings	13	859,120	993,869
Operating lease liabilities	10	-	2,106,429
Borrowings from related parties	21	5,332,803	19,085,812
Finance lease liabilities, net	14	666,455	1,023,366
Other non-current liabilities		54,000	-
Provision for employee benefits	16	5,819,132	6,841,673
Total non-current liabilities		12,731,510	30,051,149
Total liabilities		35,227,258	38,134,845

Equity
Ordinary shares – par value $0.003 authorized 300,000,000 shares, issued and outstanding 21,201,842 shares at December 31, 2021; par value $0.003 authorized 100,000,000 shares, issued and outstanding 17,356,090* shares at December 31, 2020	17	63,606	52,069
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		15,379,595	2,082,795
Legal reserve	20	223,500	223,500
Warrants reserve		251,036	-
Retained earnings (Deficit)		(10,204,220)	(4,722,294)
Accumulated other comprehensive income		821,527	204,249
Capital & reserves attributable to equity holders of the Company		6,485,044	(2,209,681)
Non-controlling interests		39,935	49,663
Total equity (deficit)		6,524,979	(2,160,018)
Total liabilities and equity (deficit)		$41,752,237	$35,974,827

*	Giving retroactive effect to the reverse split on August 20, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit and Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2021	2020	2019

Revenue		$35,153,190	$37,648,782	$38,571,080
Cost of sales		(31,084,833)	(31,374,098)	(33,928,496)
Gross profit		4,068,357	6,274,684	4,642,584

Provision for and write off of withholding taxes receivable		(190,038)	(1,722,762)	-
Selling, distribution and administrative expenses	19	(7,582,043)	(6,674,472)	(4,753,566)
Operating loss		(3,703,724)	(2,122,550)	(110,982)

Other income, net		285,220	52,956	160,168
Foreign exchange (losses) gains, net		(1,821,175)	68,924	985,829
Finance costs		(984,843)	(898,748)	(886,465)
Loss (Profit) before income tax		(6,224,522)	(2,899,418)	148,550

Provision for income tax benefit (expense)	15	732,868	(242,837)	(88,473)
Net (loss) profit for the year		(5,491,654)	(3,142,255)	60,077
Less: net loss (profit) attributable to non-controlling interests		9,727	16,231	(6,042)
Net (loss) profit attributable to equity holders of the Company		$(5,481,927)	$(3,126,024)	$54,035

(Loss) Earnings per share
Basic and diluted loss attributable to the equity holders of the Company		$(0.31)	$(0.18)	$0.00

Weighted average number of shares used in computation:
Basic and diluted		17,537,238	17,224,232 *	16,666,663 *

*	Giving retroactive effect to the reverse split on August 20, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2021	2020	2019

Net (loss) profit for the year		$(5,491,654)	$(3,142,255)	$60,077
Currency translation differences	2.6	(9,915)	(60,558)	226,031
Remeasurements of defined benefit plan		627,193	(8,772)	(131,713
Total comprehensive (loss) income for the year		$(4,874,376)	$(3,211,585)	$154,395

Attributable to:
Equity holders of the Company		$(4,870,410)	$(3,181,717)	$152,954
Non-controlling interests		(3,966)	(29,868)	1,441
		$(4,874,376)	$(3,211,585)	$154,395

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

								Accumulated
	Number of Shares		Amount ($0.001 par)	Subscription Receivable	Additional Paid-in Capital	Legal Reserve	Warrants Reserves	Other Comprehensive Income	Retained earnings (Deficit)	Non- controlling Interests	Total Equity
Balance as at December 31, 2018 (see Note 17)	16,666,663	*	$50,000	$(50,000)	$2,360,204	$223,500	$-	$179,261	$(1,650,305)	$59,852	$1,172,512

Currency translation adjustments	-		-	-	-	-	-	226,031	-	-	226,031
Remeasurements of defined benefit plan	-		-	-	-	-	-	(131,713)	-	-	(131,713)
Net profit for the year	-		-	-	-	-	-	-	54,035	6,042	60,077

Balance as at December 31, 2019 (see Note 17)	16,666,663	*	$50,000	$(50,000)	$2,360,204	$223,500	$-	$273,579	$(1,596,270)	$65,894	$1,326,907

Currency translation adjustments	-		-	-	-	-	-	(60,558)	-	-	(60,558)
Capital distribution	-		-	-	(376,276)	-	-	-	-	-	(376,276)
Stock-based compensation expenses	689,427	*	2,069	-	98,867	-	-	-	-	-	100,936
Remeasurements of defined benefit plan	-		-	-	-	-	-	(8,772)	-	-	(8,772)
Net loss for the year ended December 31, 2020	-		-	-	-	-	-	-	(3,126,024)	(16,231)	(3,142,255)

Balance as at December 31, 2020	17,356,090	*	$52,069	$(50,000)	$2,082,795	$223,500	$-	$204,249	$(4,722,294)	$49,663	$(2,160,018)

Currency translation adjustments	-		-	-	-	-	-	(9,915)	-	-	(9,915)
Stock-based compensation expenses	187,594		563	-	(563)	-	-	-	-	-	-
Remeasurements of defined benefit plan	-		-	-	-	-	-	627,193	-	-	627,193
Issuance of ordinary shares for acquisition of Handshake (see Note 17)	43,700		131	-	327,632	-	-	-	-	-	327,763
Issuance of ordinary shares for acquisition of AI Singapore (see Note 3)	-		-	-	(12,719)	-	-	-	-	-	(12,719)
Issuance of ordinary shares through initial public offering (“IPO”) (see Note 17)	3,614,458		10,843	-	12,977,028	-	-	-	-	-	12,987,871
Issuance of warrants through initial public offering (“IPO”) (see Note 17)	-		-	-	5,422	-	251,036	-	-	-	256,458
Net loss for the year ended December 31, 2021	-		-	-	-	-	-	-	(5,481,926)	(9,728)	(5,491,654)

Balance as at December 31, 2021	21,201,842		$63,606	$(50,000)	$15,379,595	$223,500	$251,036	$821,527	$(10,204,220)	$39,935	$6,524,979

*	Giving retroactive effect to the reverse split on August 20, 2021.

The accompanying notes are an integral part of these consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net (loss) profit	$(5,491,654)	$(3,142,255)	$60,077
Adjustments for:
Depreciation	4,981,259	4,979,274	5,246,912
Amortization of intangible assets	51,383	54,745	43,129
Interest income	-	-	(8,728)
Stock-based compensation	-	100,936	-
Finance costs	909,093	650,492	515,846
Increase in deferred tax assets	(732,868)	(30,135)	55,545
Recovery of doubtful accounts, net	-	(2,872)	(19,554)
Increase in provision for withholding tax receivables	190,038	1,012,543	-
Write off of withholding tax receivables	-	710,219	-
Loss/(Gain) from fixed assets disposal	4,438	(431)	(27,504)
Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	(26,740)	389,320	858,205
(Increase)/Decrease in other current assets	236,234	123,764	122,371
(Increase)/Decrease in inventories	(967,994)	(484,745)	-
Decrease/(Increase) in amount due from related parties	352,432	(373,003)	(12,930)
(Increase)/Decrease on other non-current assets	(58,431)	162,998	(196,184)
(Decrease) in trade and other payables	(437,086)	(561,769)	(446,040)
(Increase)/Decrease in other current liabilities	1,944,617	(670,072)	(177,789)
Increase in income tax payables	-	272,972	-
(Decrease)/increase in amount due to related parties	(361,815)	529,489	(381,737)
Decrease in withholding taxes receivable	88,353	799,606	(960,497)
Decrease in provision for employee benefits	297,905	386,425	321,489
Net cash inflows from operating activities	979,164	4,907,501	4,992,611

Cash flows from investing activities
Payment for property, plant and equipment	(5,235,480)	(1,405,190)	(433,513)
Proceeds from disposal of property, plant and equipment	-	-	29,164
Payment for intangible assets	(13,235)	(26,316)	(47,163)
Cash acquired from acquisition of Handshake	24,276	-	-
Net cash (outflows) from investing activities	(5,224,439)	(1,431,506)	(451,512)

Cash flows from financing activities
Proceeds from issues of shares	13,244,329	-	-
Proceeds from borrowings	1,563,444	7,363,163	3,122,656
Repayment of borrowings	(1,334,930)	(5,371,766)	(1,072,216)
Interest paid	(926,203)	(248,047)	(260,179)
Lease payments	(1,893,328)	(2,876,314)	(3,519,282)
Net cash inflows (outflows) from financing activities	10,653,312	(1,132,964)	(1,729,021)

Effect of exchange rate changes on cash	(684,136)	99,158	(585,922)
Net increase in cash and cash equivalents, and restricted cash	5,723,901	2,442,189	2,226,156
Cash and cash equivalents, and restricted cash at beginning of year	10,129,910	7,687,721	5,461,565
Cash and cash equivalents, and restricted cash at end of year	$15,853,811	$10,129,910	$7,687,721

Non-cash investing and financing activities
Leasehold improvements through finance leases	$-	$-	$62,295

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company incorporated and domiciled in the Cayman Islands under the Cayman Islands Companies Act on April 20, 2018. The address of its registered office was 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand, which has changed to 10 Anson Road, #28-01 International Plaza, Singapore 079903 since November 2021. Guardforce is controlled by Mr. Tu Jingyi (“Mr. Tu”) through Guardforce AI Technology Limited (“AI Technology”). The Company’s ordinary shares and warrants are listed under the symbol “GFAI” and “GFAIW”, respectively, on the Nasdaq Capital Market upon the completion of an initial public offering on September 28, 2021.

Guardforce AI Holding Limited (“AI Holdings”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Holdings is a 100% owned subsidiary of Guardforce. AI Holdings is an investment holding company.

Guardforce AI Robots Limited (“AI Robots”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Robots is a 100% owned subsidiary of Guardforce. AI Robots is an investment holding company.

Guardforce AI (Hong Kong) Co., Limited (“AI Hong Kong”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on May 30, 2018. AI Hong Kong is a 100% owned subsidiary of Guardforce. Beginning March 2020, AI Hong Kong commenced robotic AI solution business of selling and leasing robots.

Southern Ambition Limited (“Southern Ambition”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on August 3, 2018. Southern Ambition is a 100% owned subsidiary of AI Robots. Southern Ambition is an investment holding company.

Horizon Dragon Limited (“Horizon Dragon”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on July 3, 2018. Horizon Dragon is a 100% owned subsidiary of AI Holdings. Horizon Dragon is an investment holding company.

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The 49,000 ordinary shares with a value of approximately $16,000. The cumulative preferred shares are entitled to dividends of USD$0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of December 31, 2021 is approximately $1,700. Pursuant to article of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders. No dividends were declared during the years ended December 31, 2021, 2020 and 2019.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one preferred share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of association a shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand. Beginning March 2020, GF Cash (CIT) commenced robotic AI solution business of selling and leasing of robots. No dividends were declared during the years ended December 31, 2021, 2020 and 2019.

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

On March 25, 2021, the Company acquired 51% majority stake in information security consultants Handshake Networking Ltd (“Handshake”), a Hong Kong-based company specializing in penetration testing and forensics analysis in Hong Kong and the Asia Pacific region since 2004.

On November 1, 2021, the Company entered into a Transfer Agreement (the “Singapore Agreement”) to acquire 100% of the equity interests in Guardforce AI Singapore Pte. Ltd. (“AI Singapore”), a company incorporated in Singapore. Pursuant to the Agreement, AI Singapore became a wholly owned subsidiary of the Company. AI Singapore and Guardforce are ultimately controlled by Mr. Tu before and after the acquisition was completed. AI Singapore commenced robotic AI solution business of selling and leasing robots.

On November 18, 2021, the Company entered into a Transfer Agreement (the “Macau Agreement”) to acquire 100% of the equity interests in Macau GF Robotics Limited, a company incorporated in Macau (“Macau GF”). Pursuant to the Macau Agreement and upon the closing of the acquisition, Macau GF will become a wholly owned subsidiary of the Company. The acquisition was closed on February 9, 2022.

On November 18, 2021, the Company entered into another Transfer Agreement (the “Malaysia Agreement”) to acquire 100% of the equity interests in GF Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia (“Malaysia GF”). Pursuant to the Malaysia Agreement and upon the closing of the acquisition, Malaysia GF will become a wholly owned subsidiary of the Company. The acquisition was closed on January 20, 2022.

GFAI Robotics Group Co., Limited (“AI Robotics”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on December 6, 2021. AI Robotics is a 100% owned subsidiary of Guardforce. AI Robotics is an investment holding company.

The following diagram illustrates the Company’s legal entity ownership structure as of December 31, 2021:

Subsequent to December 31, 2021, the Company has included the following 100% owned subsidiaries of Guardforce through incorporations or business acquisitions:

GFAI Robot Service (Hong Kong) Limited (“AI HK”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on January 18, 2022. AI HK is an investment holding company.

Guardforce AI Robot Service (Shenzhen) Co., Limited (“AI Shenzhen”) was incorporated in the People’s Republic of China (“PRC”) on February 23, 2022. AI Shenzhen is an investment holding company.

GFAI Robotics Services LLC (“AI US”) was incorporated in the State of Delaware on February 28, 2022. AI US commenced robotic AI solution business of selling and leasing robots.

GFAI Robot Service (Australia) Pty Ltd. (“AI Australia”) was incorporated in Australia on February 28, 2022. AI Australia commenced robotic AI solution business of selling and leasing robots.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement (the “Kewei Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in Shenzhen Keweien Robot Service Co., Ltd. and Guangzhou Kewei Robot Technology Co., Ltd. from Shenzhen Kewei. Both acquirees are PRC-based companies. The acquisition serves an integral role in the growth of the Company’s robotic AI solution business as a service (RaaS) business initiative. The acquisition was closed on March 22, 2022. The acquisition purchase price of $10,000,000 were paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On March 22, 2022, we issued 2,142,852 restricted Ordinary Shares to the sellers’ designated parties.

2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

The financial statements were approved by the board of directors and authorized for issuance on March 28, 2022.

2.1	Basis of presentation

The consolidated financial statements of Guardforce and subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

On August 20, 2021, the shareholders of the Company approved a 1 for 3 reverse split of the Company’s authorized and issued ordinary shares whereby every three shares were consolidated into one share (the “Reverse Split”). In addition, the par value of each ordinary share increased from $0.001 to $0.003. The financial statements and all share and per share amounts have been retroactively restated to reflect the Reverse Split.

In addition, the accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As discussed on Note 21, the Company has a loan outstanding in the principal amount of $13.51 million due and payable in full on December 31, 2022, to Profit Raider Investment Limited, or Profit Raider. The Company will require an extension of the maturity date of this loan, and the Company cannot be sure whether or not Profit Raider will extend the maturity date of the loan, or if it does, under what terms. If Profit Raider does not extend the loan, the Company will (i) seek an alternative source of funding to replace the loan; and/or (ii) seek further negotiation with Profit Raider to convert the loan to shares; and/or (iii) seek support from the Company’s largest shareholder, Mr. Tu Jingyi, who owns 40.55% (as of the date of this report) of the Company’s ordinary shares, for repayment. There can be no assurance, however, that the Company would be able to find such alternative funding on terms acceptable to the Company, if at all. If the Company cannot obtain an extension of the maturity date of the loan and are not otherwise able to refinance the loan, the Company may default on the loan and such default would have a material adverse effect on the Company’s financial condition, cash flows and results of operations and could result in an action by Profit Raider against the Company to collect the amount due under the loan along with interest, fees and any other applicable chargers. The Company considers Profit Raider is one of the Company’s shareholders, who owns 5.285% (as of the date of this report) of the Company’s ordinary shares.

In assessing the going concern, management and the Board has considered:

-	As discussed above, the risk of default on Profit Raider loan is assessed as low.
-	Based on the budget and financial plans of the Company, management expects to see a positive trend in the Company’s future results. Management expects the business will be recovered in the future when the country begins to ease tough Covid pandemic control and lockdown measures.
-	Improved cash flows including liquidity and borrowings from future fund-raising activities and the receipt of the $10.3 million private placement proceeds on January 20, 2022. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments, as disclosed in Note 1, the Company acquired Shenzhen Keweien Robot Service Co., Ltd. and Guangzhou Kewei Robot Technology Co., Ltd. in March 2022.
-	The Company has conditional and unconditional obligations as disclosed in Note 22, these commitments and contingencies are under normal course of business and are included in the budget. Regarding to the legal proceedings, as of the date of this report, the Company is a defendant in various labor related lawsuits in Thailand totaling approximately $0.8 million. Management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits.

The Directors are satisfied that the Company has adequate financial resources to continue in operational existence for the foreseeable future, a period of at least 12 months from the date of this report. Accordingly, the going concern basis of accounting continues to be used in the preparation of the consolidated financial statements for the year ended December 31, 2021.

2.2	Basis of consolidation

The consolidated statements of profit and loss and other comprehensive loss, statements of changes in equity and statements of cash flows of the Company for the relevant periods include the results and cash flows of all companies now comprising the Company from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholders, wherever the period is shorter.

The consolidated balance sheets of the Company as at December 31, 2021 and 2020 have been prepared to present the assets and liabilities of the subsidiaries under the historical cost convention.

Equity interests in subsidiaries held by parties other than the controlling shareholders are presented as non-controlling interests in equity.

All intra-group and inter-company transactions and balances have been eliminated on consolidation.

2.3	Segment reporting

IAS 14 Segment Reporting requires reporting of financial information by business or geographical area. It requires disclosures for ‘primary’ and ‘secondary’ segment reporting formats, with the primary format based on whether the entity’s risks and returns are affected predominantly by the products and services it produces or by the fact that it operates in different geographical areas.

The entity’s reportable segments are its business and geographical segments for which a majority of their revenue is earned from sales to external customers and for which:

●	revenue from sales to external customers and from transactions with other segments is 10% or more of the total revenue, external and internal, of all segments; or

●	segment result, whether profit or loss, is 10% or more the combined result of all segments in profit or the combined result of all segments in loss, whichever is greater in absolute amount; or

●	assets are 10% or more of the total assets of all segments.

Segments deemed too small for separate reporting may be combined with each other, if related, but they may not be combined with other significant segments for which information is reported internally. Alternatively, they may be separately reported. If neither combined nor separately reported, they must be included as an unallocated reconciling item.

The Company reports in one segment including (i) the provision of cash solutions (i.e., efficient cash management) and cash handling services to customers including cash transportation, cash processing and ATM services markets in Thailand, which represents 97.6% of our revenues; (ii) information security; and (iii) robotics AI solutions.

2.4	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company, other than those between and among entities under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on the bargain purchase is recognized in the statement of profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in the statement of profit or loss.

IFRS 3 Business combination does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Company has accounted for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Company recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated balance sheet, consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

2.5	Non-controlling interest

The non-controlling interest represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet, consolidated statement of profit or loss, comprehensive income and changes in equity attributed to controlling and non-controlling interests.

2.6	Critical accounting estimate and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2021, 2020 and 2019 include the provision for sales returns, provision for obsolete inventory, allowance for withholding tax receivables, allowance for doubtful accounts, useful life of fixed assets, impairment of goodwill, measurement of retirement benefit obligations, measurement of consideration and assets and liabilities acquired as business combinations, accounting for leases and valuation of deferred tax assets. The estimated amount for sales warranty on the sale of robots at December 31, 2021 and 2020 were $nil.

2.7	Foreign currency translation

The presentational currency of the Company is the U.S. dollar (“USD”). The functional currency of Guardforce, AI Holdings, AI Robots, Horizon Dragon, Southern Ambition, AI Singapore, AI Robotics is the USD. The functional currency of AI Hong Kong and Handshake is Hong Kong dollar. The functional currency of AI Thailand and GF Cash (CIT) are Thai Baht (“Baht” or “THB”).

The currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of December 31,			For the Years Ended
	2021	2020	2019	2021	2020	2019
Thai Baht	0.0300	0.0333	0.0334	0.0313	0.0320	0.0324
Hong Kong Dollar	0.1282	0.1282	0.1280	0.1282	0.1282	0.1280

2.8	Financial risk management

2.8.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(i)	Credit risk

The Company trades only with parties that are expected to be creditworthy. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The Company manages its operations to avoid any excessive concentration of counterparty risk about the Company takes all reasonable steps to seek assurance from the counterparties that they can fulfill their obligations. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to credit loss remains low.

The carrying values of the Company’s financial assets and contract assets represent its maximum credit exposure.

(ii)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the THB and USD. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of the Company’s subsidiaries. The functional currency of the Company and majority of its overseas subsidiaries is the USD whereas the functional currency of the subsidiaries which operate in Thailand is the THB. The Company currently does not hedge transactions undertaken in foreign currencies but manages its foreign exchange risk by performing regular reviews of the Company’s net foreign exchange exposures.

If the THB had strengthened/weakened by 1.68% against the USD (the average monthly variance during the 2-year period ended December 31, 2021 with all other variables held constant, the post-tax profit would have been approximately $228,000 higher/lower and $210,000 higher/lower, for the years ended December 31, 2021 and 2020, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the THB/USD which is not the functional currency of the respective Company’s entities.

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

(iii)	Interest rate risk

The Company’s exposure to changes in interest rates are mainly attributable to its borrowings and loans. At the reporting date, based on the composition of borrowings at December 31, 2021 (Note 13), if interest rates on borrowings had been 100 basis points higher/lower with all other variables held constant, the Company’s post-tax results for the year would have been approximately $14,000, $12,000 and $132,000 lower/higher for the years ended December 31, 2021, 2020 and 2019, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

(iv)	Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Company’s primary cash requirements are for operating expenses and purchases of fixed assets. The Company mainly finances its working capital requirements from cash generated from funds raised from the IPO, operation, proceeds from bank borrowings and finance leases.

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

Year ended December 31, 2021	Within 1 year	1 to 5 years	>5 years	Total

Trade and other payables	$1,028,721	$-	$-	$1,028,721
Borrowings	933,110	859,120	-	1,792,230
Borrowings from related parties	13,506,184	5,332,803	-	18,838,987
Amount due to related parties	2,217,752	-		2,217,752
Other liabilities	1,824,635	54,000	-	1, 878,635
Lease liabilities	2,366,045	-	-	2,366,045
Finance lease liabilities	619,301	666,455	-	1,285,756
Provision for employee benefits	563,243	1,856,583	32,165,128	34,584,954
	$23,058,991	$8,768,961	$32,165,128	$63,993,080

Year ended December 31, 2020	Within 1 year	1 to 5 years	>5 years	Total

Trade and other payables	$1,540,411	$-	$-	$1,540,411
Borrowings from financial institutions	494,994	993,869	-	1,488,863
Borrowings from related parties	-	19,085,812	-	19,085,812
Amount due to related parties	1,670,469	-		1,670,469
Other current liabilities	1,249,106	-	-	1,249,106
Income tax payables	284,627	-	-	284,627
Lease liabilities	2,211,984	2,106,429	-	4,318,413
Finance lease liabilities	701,796	1,074,047	-	1,775,843
Provision for employee benefits	479,261	1,478,194	36,040,019	37,997,474
	$8,632,648	$24,738,351	$36,040,019	$69,411,018

Net Debt Analysis

	As of December 31,
	2021	2020
Cash, cash equivalents, and restricted cash	$15,853,811	$10,129,910
Borrowings – repayable within one year	(14,439,294)	(494,994)
Borrowings – repayable within one year	(6,191,923)	(20,079,681)
Net debt	$(4,777,406)	$(10,444,765)

2.8.2	Capital risk management

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

In the opinion of the directors of the Company, the Company’s capital risk is low.

2.8.3	Impact of COVID-19

The Coronavirus Disease (COVID-19) outbreak and the measures taken to contain the spread of the pandemic have created a high level of uncertainty to global economic prospects and this has impacted the Company’s operations and its financial performance in year 2021. As COVID-19 continues to evolve with significant level of uncertainty, management of the Company is unable to reasonably estimate the full financial impact of COVID-19 on the Company’s financial results in year 2022. The Company is monitoring the situation closely and to mitigate the financial impact, it is conscientiously managing its cost by adopting an operating cost reduction strategy and conserving liquidity by working with major creditors to align repayment obligations with receivable collections. Based on the Company’s most recent projections for year 2022 and with over $15 million in cash and cash equivalents and restricted cash, plus bolstered by receipt of the $10.3 million private placement proceeds on January 20, 2022 (Note 24), management of the Company believes that the Company will be able to continue to operate as a going concern in the foreseeable future for at least the next 12 months.

2.9	Fair value measurements

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

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, trade and other receivables, amounts due from related parties, other current assets, trade payables, amounts due to related parties, accruals and other liabilities. As of December 31, 2021 and 2020, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, prepayments and other current assets, trade payables, amounts due to related parties, accruals and other liabilities approximate their fair values due to the short-term maturity of these instruments.

2.10	Share-based payment

The Company accounts for material share-based payments (primarily warrants) with the fair value of the issued warrants on the date of grant and recognition of compensation cost over the vesting period for award expected to vest. The fair value of warrants is determined using the Black Scholes valuation model.

2.11	Cash and cash equivalents and restricted cash

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Restricted cash amounting to $1.53 million represents cash pledged with a local bank in Thailand as collateral for bank guarantees issued by those banks in respect of project performance and for electricity usage. The restricted cash for projects that are expected to be completed within one year are classified as a current asset. Restricted cash amounting to $1.6 million represents the sum placed in a local bank in Hong Kong under the underwriting agreement for the IPO. The sum will be released by the Company upon the earliest of (i) the representative of the underwriting agreement receives and satisfies with the Company’s D&O policy; or (ii) twenty-four months from the IPO closing date.

2.12	Trade receivables and other receivables

Trade and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for doubtful accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts and other receivables and accounts receivable from related parties. The Company determines the allowance for its trade receivable based on aging data, historical collection experience, customer specific facts and economic conditions. The Company writes-off trade receivable when amounts are deemed uncollectible. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.

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

The Company did not have any write-offs during the years ended December 31, 2021, 2020 and 2019. The Company recognized a recovery of its bad debt expense of $nil, $2,872 and $19,554 during the years ended December 31, 2021, 2020 and 2019, respectively.

2.13	Inventories

Inventories solely consist of robots and are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. When inventory is sold, their carrying amount is charged to expense in the period in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the period the impairment or loss occurs. No allowance for slow moving or obsolete inventory was recorded for the years ended December 31, 2021 and 2020.

During the years ended December 31, 2021 and 2020, all inventories were purchased from a related party.

2.14	Withholding taxes receivable

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

2.15	Loans to related party

The Company recognizes the contractual right to receive money on demand or on fixed or determinable dates as loans receivable. For those that the contractual maturity date is less than one year, the Company records as short-term loans receivable.

The Company recognizes interest income on an accrual basis using the straight-line method over the fixed or determinable dates.

2.16	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation is calculated using the straight-line method over the following estimated useful lives.

Estimated useful life
Leasehold improvements	Lesser of useful life or remaining lease term
Tools and equipment	5 years
Furniture, fixtures and office equipment	5 years
Vehicles	5,10 years
GDM machines	5 years
Robots	5 years

2.17	Assets under construction

Assets under construction are stated at cost less impairment losses, if any. Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for assets under construction until they are completed and ready for intended use.

2.18	Intangible assets, net

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

2.19	Goodwill

Following initial recognition, goodwill is stated at costs less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

At the acquisition date, any goodwill acquired is allocated to the cash-generating units (CGU) which are expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the CGU to which the goodwill related. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of In these circumstances is measured on the basis of the relative values of the operation disposed of and the portion of the CGU retained.

No impairment loss on goodwill was recorded for the year ended December 31, 2021.

2.20	Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Company did not incur any impairment loss during the years ended December 31, 2021, 2020 and 2019.

2.21	Trade and other payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial tear which are unpaid. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.22	Interest-bearing borrowings

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

2.23	Revenue from contracts with customers

The Company generates its revenue primarily from three service lines: (1) Secure logistics; (2) Robotics AI resolutions; and (3) Information security.

Each service line primarily renders the following services:

(1)	Secure logistics

(i) Cash-In-Transit - Non Dedicated Vehicle (CIT Non-DV); (ii) Cash-In-Transit - Dedicated Vehicle (CIT DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center (CCC); (vii) Cheque Center Service (CDC); (viii) Express Cash; (ix) Coin Processing Service; and (x) Cash Deposit Management Solutions

(2)	Robotics AI solutions

(i) Sale of robots and (ii) Rental of robots

(3)	Information security

(i) Penetration test; (ii) PCI ASV Scan and (iii) Rapid7 Sales

The Company recognizes revenue at a point in time as products are delivered and services are performed. Consultancy fees typically covers a period of time, the revenue is recognized on a rateable basis over the contract term.

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

All of the conditions mentioned above are accomplished normally when the services are rendered to the customer and this moment is considered a point in time. The reported revenue reflects services delivered at the contract or agreed-upon price.

Contract liabilities consist of deferred revenue related to prepaid fees received from customers for future information security service over the term of the service agreement. The Company expects to recognize as revenue of $43,200 within the next 12 months and $54,000 after 12 months to 36 months.

Revenue is recognized when the related performance obligations are satisfied.

Fixed Fees
Service Type		Performance Obligations	Per delivery / order	Per month
Cash-In-Transit (CIT) – Non Dedicated Vehicles (Non-DV)	(a)	Delivery from point A to point B per customer request. Service obligation was generally completed within same day.	√
Cash-In-Transit (CIT) – Dedicated Vehicles to Banks (DV)	(a)	Delivery from point A to point B per customer request. Service obligation was generally completed within same day.	√
ATM Management	(a)	Includes replenishment of ATM machines and first level maintenance services. Service obligation was generally completed within the same day.	√
Cash Processing (CPC)	(b)	Cash counting, sorting and vaulting services for customers in the retail industry.		√
Cash Center Operations (CCT)	(b)	Cash counting, sorting and depositing for local commercial banks on behalf of Bank of Thailand (BOT).		√
Consolidate Cash Center (CCC)	(b)	Cash counting, sorting and depositing for Bank of Thailand (BOT).		√
Cheque Center Service (CDC)	(b)	Handles cheque consolidation and distribution on behalf of local commercial bank.		√
Express Cash	(a)	Armored trucks (with onboard GDM) and crew teams are assigned to collect cash on behalf of local commercial banks. Service obligation was generally completed within the same day.	√
Coin Processing Service	(a)	Armored vehicles and crew teams are assigned to collect/deliver coins to/from customer sites. Service obligation was generally completed within the same day.	√
Cash Deposit Management Solutions	(b)	Cash deposit machine (Guardforce Digital Machine – GDM) are installed at the customers’ sites for the collection of cash.		√
Robotics AI Solutions - Sale of Robots	(a)	Delivery of robots and inspection completed at customer site.	√
Robotics AI Solutions - Rental of Robots	(b)	Robots are leased out for a fixed term		√
Penetration Test	(a)	Production of the test report	√
PCI ASV Scan	(a)	Submission of the scan result	√
Rapid7 Sales	(b)	Provision of information security service based on the sale and installation of Rapid7 software		√

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers. Except the sale of robots, customer’s billing is prepared on a monthly basis once service delivery reports have been confirmed and the invoice amount has been confirmed with the customers. Standard payment is 45 days but it may be 45 to 60 days depending on the individual customer contract.

(a)	Revenue is recognized net of sales taxes and upon transfer of significant risks and rewards of ownership to customers. Revenue is not recognized to the extent where there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

(b)	Related service revenue or rental income is recognized on a straight-line basis over the term of the contracts.

Disaggregation information of revenue by service type which was recognition based on the nature of performance obligation disclosed above is as follows:

	For the year ended December 31,
Service Type	2021	Percentage of Total Revenue	2020	Percentage of Total Revenue	2019	Percentage of Total Revenue
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$11,205,580	31.9%	$12,045,914	32.0%	$12,052,738	31.2%
Cash-In-Transit - Dedicated Vehicle to Banks (CIT DV)	4,556,538	13.0%	4,822,354	12.8%	4,958,139	12.9%
ATM Management	10,809,497	30.7%	12,542,613	33.3%	14,024,291	36.4%
Cash Processing (CPC)	3,034,360	8.6%	2,842,209	7.5%	2,283,835	5.9%
Cash Center Operations (CCT)	2,802,171	8.0%	3,256,423	8.6%	3,661,135	9.5%
Consolidate Cash Center (CCC)	182,263	0.5%	-	-%	-	-%
Cheque Center Service (CDC)	59,923	0.2%	61,197	0.2%	394,290	1.0%
Others **	5,270	0.0%	399,977	1.1%	38,570	0.1%
Cash Deposit Management Solutions (GDM)	1,644,611	4.7%	1,457,307	3.9%	1,158,082	3.0%
Robotic AI solutions	368,659	1.0%	220,788	0.6%	-	-%
Information security	484,318	1.4%	-	-%	-	-%
Total	$35,153,190	100%	$37,648,782	100%	$38,571,080	100%

**	Others includes revenues from express cash, coin processing services and international shipment.

During the years ended December 31, 2021, 2020 and 2019, revenue amounting to $35,041,563, 37,433,467 and $38,571,080 were generated from third parties, respectively; and $111,627, $215,315 and $nil were generated from a related party (see Note 21), respectively.

2.24	Cost of sales

Cost of sales consists primarily of internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

2.25	Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax expense is charged to the consolidated statements of profit or loss as they incur.

Current income taxes are recorded in the results of the year they are incurred.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carry forwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences will be available against which those deductible temporary differences can be utilized after considering future tax planning strategies. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit and reversal of existing taxable temporary differences will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits and reversal of existing taxable temporary differences will allow the deferred tax asset to be recovered.

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

2.26	Provisions

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

As of the date of filing, the Company is a defendant in various labor related lawsuits totaling approximately $773,858. Management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits. Therefore, no provision has been made for these liabilities in the financial statements.

2.27	Employee benefits

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

As of December 31, 2021, 2020 and 2019, actuarial gain of $627,193, actuarial loss of $8,772 and actuarial loss of $131,713, net of tax has been recognized in other comprehensive income, respectively.

2.28	Leases

From January 1, 2019, in accordance with IFRS 16, leases with terms greater than 12 months are recognized as a right-of-use asset (“ROU”) and a corresponding lease liability at the date in which the leased asset is available for use by the Company. Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases of the Company, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. To determine the incremental borrowing rate, the Company uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions.

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

Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. The lease terms of buildings and others are generally less than ten years and less than five years, respectively.

Payments associated with leases with a lease term of 12 months or less on the Company’s equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

2.29	Related parties

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

2.30	Earnings per share (“EPS”)

Basic EPS is calculated by dividing the net profit (loss) attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards and convertible debt instruments, unless their inclusion in the calculation is anti-dilutive.

2.31	New and amended accounting standards

All new standards and amendments that are effective for annual reporting period commencing January 1, 2021 have been applied by the Company for the year ended December 31, 2021. The adoption of these new and amended standards did not have material impact on the consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2021, and they have not been early adopted by the Company in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Company.

3.	BUSINESS COMBINATION

(i)	On February 4, 2021, the Company announced the acquisition of a majority stake in information security consultants Handshake Networking Ltd. (“Handshake”), a Hong Kong-based company specializing in penetration testing. A total of 43,700 shares were issued and valued at $7.50 per share in consideration of 51% of Handshake. The acquisition was closed on March 25, 2021.

Accordingly, the acquisition has been accounted for in accordance with IFRS 3 guidelines under acquisition accounting, whereby the Company recognized the assets and liabilities of Handshake transferred at their carrying amounts with carry-over basis.

The following represents the purchase price allocation at the date of the acquisition:

March 25, 2021
Cash and cash equivalents	$24,276
Other current assets	32,250
Current liabilities	(58,297)
Goodwill	329,534
Total purchase price	$327,763

The revenue included in the Consolidated Statement of Profit and Loss since March 25, 2021 contributed by Handshake Networking Ltd was $484,318. Handshake Networking Limited also contributed net income of $39,787 over the same period.

Had Handshake Networking Limited been consolidated from January 1, 2021, the Consolidated Statement of Profit and Loss would show revenue of $35,228,807 and net loss of $5,603,766.

(ii)	On November 1, 2021, the Company entered into a Transfer Agreement (the “Agreement”) to acquire 100% of the equity interests in Guardforce AI Singapore Pte. Ltd., a company incorporated in Singapore (“AI Singapore”). AI Singapore and Guardforce are ultimately controlled by Mr. Tu Jingyi before and after the acquisition was completed.

The Company recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements to reflect the results for the full year 2021, irrespective of transaction date.

The following represents their assets and liabilities:

December 31, 2021
Cash and cash equivalents	$28,148
Other current assets	11,973
Current liabilities	(68,882)
Loss for the year	16,041
Additional paid in capital	$12,720

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	As of December 31,
	2021	2020
Cash on hand	$349,846	$392,803
Cash in bank	12,378,937	8,021,241
Subtotal	12,728,783	8,414,044
Restricted cash	3,125,028	1,715,866
Cash, cash equivalents, and restricted cash	$15,853,811	$10,129,910

5.	INVENTORIES

	As of December 31,
	2021	2020
Robots at warehouse	$1,387,160	$252,411
Robots in transit	389	242,670
	$1,387,549	$495,081

No allowance for slow moving or obsolete inventory was recorded for the years ended December 31, 2021 and 2020.

6.	TRADE RECEIVABLES, NET

	As of December 31,
	2021	2020
Trade receivables	$4,939,568	$5,468,911
Allowance for doubtful accounts	-	-
Trade receivables, net	$4,939,568	$5,468,911

The following tables details the Company’s trade receivables as of:

December 31, 2021

	Trade receivables - as of December 31, 2021
	Current	<30	31-60	61-90	91 and over	Total
Trade receivables	$4,449,831	$361,327	$85,385	$20,487	$22,538	$4,939,568

December 31, 2020

	Trade receivables - as of December 31, 2020
	Current	<30	31-60	61-90	91 and over	Total
Trade receivables	$5,073,178	$250,408	$103,581	$14,891	$26,853	$5,468,911

The allowance for doubtful accounts are as below:

Balance at December 31, 2019	$(2,999)
Recovery of doubtful accounts	2,872
Write off	-
Exchange difference	127
Balance at December 31, 2020 and 2021	$-

7.	WITHHOLDING TAXES RECEIVABLES, NET

	2021	2020
Balance at January 1,	$4,225,039	$6,865,971
Addition	826,634	728,165
Collection	(648,025)	(1,527,771)
Write off	-	(710,219)
Allowance for uncollectible	(190,038)	(1,055,775)
Exchange difference	(681,657)	(75,332)
Balance at December 31,	$3,531,953	$4,225,039

	As of December 31,
	2021	2020
Current portion	$-	$690,487
Non-current portion	3,531,953	3,534,552
Withholding taxes receivables, net	$3,531,953	$4,225,039

During 2020, the Company received a withholding taxes refund for THB 47,812,370 (approximately $1.5 million) in connection with the Company’s 2013 to 2015 withholding taxes refund applications (totaled THB 89,268,913 or approximately $2.9 million): the balance of the refund amounted to THB 20,724,273 (approximately $0.7 million) was received in January 2021. During the year ended December 31, 2020, the Company wrote off approximately $0.7 million, representing the difference between the receivable recorded and amount of known refund from the Thai Revenue Department. The Company did not have any write offs during the year ended December 31, 2021.

Out of prudence, based on amount written off for the receivable related to year 2013 to 2015, the Company recorded an allowance of approximately $1.1 million against its withholding taxes receivable for year 2016 through 2020 during the year ended December 31, 2020, and an allowance of approximately $0.2 million against its withholding taxes receivable for the year ended December 31, 2021.

8.	OTHER CURRENT AND OTHER NON-CURRENT ASSETS

	As of December 31,
	2021	2020
Input VAT receivable	$125,981	$134,746
Prepayments - office rental	807,172	952,616
Prepayments - insurance	110,408	292,095
Prepayments - others	92,234	51,920
Uniforms	19,963	17,954
Tools and supplies	81,343	135,553
Deferred costs	38,880	-
Other current assets	$1,275,981	$1,584,884

Deposits	$296,986	$361,275
Deferred costs	48,600	-
Other non-current assets	$345,586	$361,275

9.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment	Office furbishing and equipment	Vehicles	Assets under construction	GDM machines	Robots	Total
Cost
At December 31, 2019	$3,616,762	$7,128,146	$7,062,322	$17,905,064	$327,937	$-	$-	$36,040,231
Additions	38,876	62,626	136,497	25,237	-	285,510	860,026	1,408,772
Disposals	(2,365)	(1,363,245)	(26,512)	(16,570)	(2,774)	-	-	(1,411,466)
Transfers in (out)	-	(44,953)	(1,164,305)	-	(311,237)	1,520,495	-	-
Exchange differences	(4,166)	(68,734)	(56,194)	(27,969)	(13,926)	77,111	24,924	(68,954)
At December 31, 2020	$3,649,107	$5,713,840	$5,951,808	$17,885,762	$-	$1,883,116	$884,950	$35,968,583
Additions	35,194	66,707	82,307	400,506	259,590	27,546	4,913,655	5,785,505
Disposals	(78,156)	(96,666)	(18,519)	(240,660)		(5,777)	(58,160)	(497,938)
Exchange differences	(366,462)	(575,380)	(603,152)	(1,811,740)	(10,904)	(190,959)	(371,375)	(3,929,972)
At December 31, 2021	$3,239,683	$5,108,501	$5,412,444	$16,233,868	$248,686	$1,713,926	$5,369,070	$37,326,178

Accumulated Depreciation
At December 31, 2019	$2,735,649	$6,385,994	$5,234,288	$12,554,324	$-	$-	$-	$26,910,255
Depreciation charged for the year	186,209	430,228	219,724	1,426,001	-	288,495	24,646	2,573,303
Disposal	(2,365)	(1,363,070)	(26,152)	(16,568)	-		-	(1,408,155)
Transfers in (out)	-	(11,747)	(290,802)	-	-	302,549	-	-
Exchange differences	3,520	(50,439)	(12,436)	40,307	-	25,236	638	6,826
At December 31, 2020	$2,923,013	$5,390,966	$5,124,622	$14,004,064	$-	$616,280	$25,284	$28,084,229
Depreciation charged for the year	143,026	158,628	218,525	1,134,600	-	354,203	692,555	2,701,537
Disposal	(74,708)	(96,660)	(18,472)	(240,659)	-	(2,120)	(3,183)	(435,802)
Exchange differences	(297,859)	(546,657)	(525,526)	(1,450,837)	-	(76,985)	(23,223)	(2,921,087)
At December 31, 2021	$2,693,472	$4,906,277	$4,799,149	$13,447,168	$-	$891,378	$691,433	$27,428,877

Net book value
At December 31, 2020	$726,094	$322,874	$827,186	$3,881,698	$-	$1,266,836	$859,666	$7,884,354
At December 31, 2021	$546,211	$202,224	$613,295	$2,786,700	$248,686	$822,548	$4,677,637	$9,897,301

There was no impairment of property, plant and equipment recorded for the years ended December 31, 2021, 2020 and 2019. No property, plant and equipment were pledged as security for bank borrowings.

10.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILTIES

The carrying amounts of right-of-use assets are as below:

	2021	2020
Balance at January 1,	$4,190,351	$6,173,590
New leases	824,734	532,978
Depreciation expense	(2,279,722)	(2,506,446)
Exchange difference	(370,370)	(9,771)
Balance at December 31,	$2,364,993	$4,190,351

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during year 2021, 2020 and 2019 was 3.49%, 3.25% and 4.08%, respectively.

During the years ended December 31, 2021, 2020 and 2019, interest expense of $109,848, $146,723 and $100,650 arising from lease liabilities was included in finance costs, respectively. Depreciation expense related to right-of-use assets was $2,279,722, $2,506,446 and $2,583,318, respectively during the years ended December 31, 2021, 2020 and 2019.

11.	INTANGIBLE ASSETS, NET

Computer
software
Cost
At December 31, 2019	$969,286
Additions	26,316
Disposals	(141)
Exchange difference	(416)
At December 31, 2020	995,045
Additions	13,235
Exchange difference	(100,976)
At December 31, 2021	907,304

Accumulated amortization
At December 31, 2019	715,834
Amortization charged for the year	54,745
Disposals	(141)
Exchange difference	1,199
At December 31, 2020	771,637
Amortization charged for the year	51,383
Exchange difference	(80,032)
At December 31, 2021	742,988

Net book value
At December 31, 2020	$223,408
At December 31, 2021	$164,316

12.	TRADE AND OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2020
Trade payable – third parties	$675,227	$1,366,482
Accrued salaries and bonus	262,396	140,321
Other payables, accrued customer claims, cash loss and shortage**	91,098	33,608
Trade and other payables	$1,028,721	$1,540,411

Output VAT	$95,348	$114,877
Accrued Expenses	572,157	375,815
Payroll Payable	936,080	560,051
Other Payables	177,850	198,363
Deferred revenue	43,200	-
Other current liabilities	$1,824,635	$1,249,106

**	Includes a provision for penalty for failure to meet certain performance indicators as stipulated in certain customer contracts for approximately $5,900 and $14,600 respectively.

13.	BORROWINGS

	As of December 31,
	2021	2020
Current portion of long-term borrowings	$933,110	$494,994
Long-term borrowings	859,120	993,869
Borrowings from financial institutions	$1,792,230	$1,488,863

The Company maintains borrowings with one financial institution. The borrowings are used for working capital purposes to support its business operations in Thailand. For the year ended December 31, 2021, the Company borrowed four bank loans carrying interests at the rates of 4.47, 2%, 2%, and 4.22%, respectively. For the year ended December 31, 2020, the Company borrowed five bank loans carrying interests at the rates of MLR minus 1%, MLR minus 1%, MLR minus 1%, 2%, and 2%, respectively. Borrowings are due to mature and repayable on June 30, 2023, May 31, 2022, April 7, 2025 and February 16, 2022. For the years ended December 31, 2021, 2020 and 2019, interest expense was $78,353 and $82,779 and $81,191, respectively.

As of December 31, 2021, the Company has unused bank overdraft availability of approximately $300,000.

As of December 31, 2020, the Company has unused bank overdraft availability of approximately $330,000 and unused trust receipts availability of approximately $1,700,000.

14.	FINANCE LEASE LIABILITIES

	As of December 31,
	2021	2020
Current portion	$619,301	$632,105
Non-current portion	666,455	1,023,366
Finance lease liabilities	$1,285,756	$1,655,471

For the years ended December 31, 2021, 2020 and 2019, interest expense was $84,794, $98,405 and $135,708, respectively.

The minimum lease payments under finance lease agreements are as follows:

	As of December 31,
	2021	2020
Within 1 year	$673,105	$701,796
After 1 year but within 5 years	713,092	1,074,047
Less: Finance charges	(100,441)	(120,372)
Present value of finance lease liabilities, net	$1,285,756	$1,655,471

Finance lease assets comprise primarily vehicles and office equipment as follow:

	As of December 31,
	2021	2020
Cost	$2,819,697	$3,172,647
Less: Accumulated depreciation	(927,408)	(937,442)
Net book value	$1,892,290	$2,235,205

15.	TAXATION

Value added tax (“VAT”)

The Company is subject to a statutory VAT of 7% for services in Thailand. The output VAT is charged to customers who receive services from the Company and the input VAT is paid when the Company purchases goods and services from its vendors. The input VAT can be offset against the output VAT.  The VAT payable is presented on the statements of financial position when input VAT is less than the output VAT.  A recoverable balance is presented on the balance sheets when input VAT is larger than the output VAT.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiary incorporated in the BVI is not subject to taxation.

Singapore

The Company’s subsidiary incorporated in Singapore is subject to a corporate income tax rate of 17% on Singapore taxable income.

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to a corporate income tax rate of 16.5% on Hong Kong taxable income.

Thailand

The Company’s subsidiary incorporated in Thailand is subject to a corporate income tax rate of 20%.

Pre-tax loss, by jurisdiction, for the years ended December 31, 2021, 2020 and 2019 is as follows:

	For the years ended December 31,
	2021	2020	2019
Cayman Islands	$(1,733,786)	$(1,711,094)	$(714,196)
BVI	(12,769)	(12,345)	(6,945)
Hong Kong	(588,315)	(63,483)	(39,828)
Singapore	(16,041)	-	-
Thailand	(3,873,611)	(1,112,496)	909,519
	$(6,224,522)	$(2,899,418)	$148,550

The components of the income tax provision are:

	For the years ended December 31,
	2021	2020	2019
Current income tax expense	$-	$261,586	$-
Deferred income tax (benefit) expense	(732,868)	(18,749)	88,473
Total income tax (benefit) expense	$(732,868)	$242,837	$88,473

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2021	2020	2019
(Loss) Profit before income tax expense*	$(4,068,887)	$864,207	$909,519
Thailand income tax statutory rate	20%	20%	20%
Income tax at statutory tax rate	(813,777)	172,841	181,904
Permanent differences	80,910	69,996	(93,431)
Income tax (benefit) expense	$(732,868)	$242,837	$88,473

*	This amount represents profit before income tax after adjustments for non-deductible and non-taxable expense items from the Thailand operating entity.

Deferred tax assets and liabilities are comprised of the following:

	As of December 31,
	2021	2020
Provision for employee benefits	$1,163,826	$1,368,335
Net operating loss carried forward	728,331	1,105
Deferred tax assets	1,892,157	1,369,440
Less:
Deferred tax liabilities - finance leases	(256,519)	(331,094)
Deferred tax assets, net	$1,635,638	$1,038,346

16.	PROVISION FOR EMPLOYEE BENEFITS

The Company has a defined benefit plan based on the requirement of the Thailand Labor Protection Act B.E.2541 (1988) to provide retirement benefits to employees based on pensionable remuneration and length of service which are considered as unfunded. There were no plan assets set up and the Company will pay benefits when needed.

According to IFRS 19 (Revised 2017), the use of Projected Unit Credit (PUC) Cost Method is required in order to determine the actuarial liability based on past service and expected future salary. Thus, the actuarially acceptable assumptions on salary scale are needed. Actuarial assumptions on other components of the benefit formulas are also required to measure the obligation such as demographic assumptions and financial assumptions. All of these assumptions are important because they are directly related to a possibility of actuarial gains and losses. Moreover, the obligations are measured on a discounted basis because they may be settled many years after the employees render the related service.

The following assumptions have been adopted for this actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as follows.

Age Group (Years)	Annual Voluntarily Resignation Rate of Direct Cost Staff	Annual Voluntarily Resignation Rate of Indirect Cost Staff
Below 31	31%	16%
31-40	16%	8%
41-50	14%	6%
Above 50	0%	0%

4.	Annual Forced Resignation: Age related rates as follows.

Age Group (Years)	Annual Forced Resignation Rate
Below 31	0%
31-40	0%
41-50	0%
Above 50	0%

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 1.92% per year based on the zero coupon yield rate of government bonds in Thailand from the Thai Bond Market Association (Thai BMA) as of December 31, 2021. Duration (or single weighted average remaining time to retire) is 12 years.

2.	Salary Increase Rate: 3.00% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Movement in the present value of the defined benefit obligation:

	As of December 31,
	2021	2020
Defined benefit obligations at January 1,	$6,841,673	$6,439,795
Benefits paid during the year	(462,306)	(517,531)
Current service costs	649,242	770,934
Interest	102,196	96,019
Past service cost and gain (loss) on settlement	-	36,939
Actuarial loss	(627,193)	8,772
Exchange differences	(676,257)	6,745
Defined benefit obligations at December 31,	$5,827,355	$6,841,673

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

For the year ended December 31, 2021

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$5,406,718	$(412,414)	-7.09	-1	$6,291,799	$472,667	8.12
Salary Increase Rate	1	6,141,412	322,280	5.54	-1	5,534,865	(284,267)	-4.89
Turnover Rate	1	5,596,605	(222,526)	-3.82	-1	5,905,978	86,846	1.49
Life Expectancy	+1 Year	5,832,121	12,989	0.22	-1 Year	5,806,228	(12,904)	-0.22

For the year ended December 31, 2020

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$6,246,875	$(594,798)	-8.69	-1	$7,540,239	$698,566	10.21
Salary Increase Rate	1	7,303,544	461,871	6.75	-1	6,442,685	(398,988)	-5.83
Turnover Rate	1	6,515,632	(326,041)	-4.77	-1	6,990,881	149,208	2,18
Life Expectancy	+1 Year	6,860,711	19,038	0.28	-1 Year	6,822,778	(18,895)	-0.28

For the year ended December 31, 2019

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$5,877,653	$(562,142)	-8.73	-1	$7,098,037	$658,242	10.22
Salary Increase Rate	1	6,832,393	392,599	6.10	-1	6,098,352	(341,443)	-5.3
Turnover Rate	1	6,131,013	(308,782)	-4.79	-1	6,576,958	137,163	2.13
Life Expectancy	+1 Year	6,458,065	18,207	0.28	-1 Year	6,421,657	(18,137)	-0.28

Maturity profile of the defined benefit obligation as of December 31, are as follow:

Year	Defined Benefit Obligation
2022	$563,243
2023	275,116
2024	266,120
2025	426,322
2026	339,031
2027	549,994
2028	359,377
2029	319,184
2030	477,371
2031	759,926
2032-2045	14,194,589
>2045	16,054,681

17.	SHAREHOLDERS’ EQUITY

On August 20, 2021, the shareholders of the Company approved a 1 for 3 reverse split of the Company’s authorized and issued ordinary shares whereby every three shares were consolidated into one share (the “Reverse Split”). In addition, the par value of each ordinary share increased from $0.001 to $0.003. The financial statements and all share and per share amounts have been retroactively restated to reflect the Reverse Split. On August 20, 2021, in addition to the Reverse Split, the shareholders of the Company also approved:

●	a proposal to resolve fractional entitlements to the Company’s issued ordinary shares resulting from the Reserve Split – under the proposal, fractional shares will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, with fair value being defined as the closing price of the ordinary shares on a post-reverse split basis on the applicable trading market on the first trading date of the Company’s ordinary shares following the effectiveness of the Reverse Split; and

●	an increase in the Company’s authorized ordinary shares from 100,000,000 to 300,000,000.

On March 25, 2021, a total of 43,700 shares were issued to acquire a majority stake in Handshake.

On September 28, 2021, the Company completed an initial public offering to issue 3,614,458 units, each unit consisting of one of our ordinary shares, par value $0.003 per share, and a warrant to purchase one ordinary share at $4.15 per unit for aggregate gross proceeds of approximately $15 million. Each ordinary share is being sold together with one warrant to purchase one ordinary share. Each whole share exercisable pursuant to the warrants will have an exercise price per share at $5.1875, equal to 125% of the initial public offering price. The warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date.

The fair value of the warrants, determined using the Black-Scholes valuation model, was $0.46 per warrant. The significant inputs into the model were share price as shown above, the exercise price as shown above, volatility of 17.06%, expected warrant life of 5 years, and an annual risk-free interest rate of 2.5%.  The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of Nasdaq-100 companies between 2015 – 2019.

As of December 31, 2019, 16,666,663 ordinary shares were issued at par value of $0.003, equivalent to share capital of $50,000. On February 5, 2020, the shareholders of the Company authorized an increase in the authorized shares of the Company from 16,666,663 ordinary shares to 100,000,000 ordinary shares. In March 2020, the Company issued 689,427 ordinary shares (see Note 18) at par value. Total ordinary shares issued as of December 31, 2020 was 17,356,090, equivalent to share capital of approximately $52,069. As of December 31, 2021 and 2020, subscription receivable for these shares was $50,000. There is no definitive due date to pay up the receivables. During 2020, the Company recorded a capital distribution to the controlling shareholder for approximately $380,000, representing the amount of a related party receivable/loan written off.

18.	STOCK-BASED COMPENSATION

On December 16, 2019, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with VCAB Eight Corporation, a Texas corporation (“VCAB”), pursuant to which, subject to certain preconditions being satisfied, it was agreed that VCAB would merge with and into the Company. The main objective of the Merger was to increase the Company’s shareholder base to, among other things, assist the Company in satisfying the listing standards of a national security exchange in the United States. The Merger was completed effective on March 10, 2020, and the separate existence of VCAB ceased on that date. As consideration for the Merger, the Company agreed to issue an aggregate of 877,021 shares of capital stock (“Plan Shares’) to VCAB’s claim holders. As of December 31, 2020, the Company has issued, 689,427 of the Plan Shares to approximately 670 designated and Bankruptcy Court approved claim holders. During 2021, the Company issued 187,594 of the Plan Shares to additional claim holders upon their approval by the Bankruptcy Court. Following the completion of this process, the Company has approximately 1,300 holders of its outstanding ordinary shares. The Company recorded the fair value of the shares in connection to the 877,025 shares issued in the merger transaction of $18,826 as stock-based compensation expense.

On January 8, 2020, Guardforce AI Service Ltd. entered into agreements with and transferred 833,333 shares each, totaling 1,666,666 of the Company’s ordinary shares, to, Mr. Terence Wing Khai Yap, the Company’s Chairman and Ms. Lei Wang, the Company’s Chief Executive officer. The shares, deemed as issuances by the Company, were transferred to Mr. Yap and Ms. Wang as compensation for serving in their roles as the Company’s Chairman and Chief Executive Officer, respectively. The Company accounted for these transfers as stock-based compensation expenses; the aggregate charge was $46,341, representing the fair value of the shares being transferred.

On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of Guardforce AI Co. Limited from Guardforce AI Technology to Profit Raider Investments Limited (“Profit Raider”) to fulfil a short-term borrowing transaction (see Note 21). This transfer is deemed an issuance by the Company and the Company recorded a charge of stock-based compensation expense of $35,769.

19.	ADMINISTRATIVE EXPENSES

	For the years ended December 31,
	2021	2020	2019
Staff expense	$3,471,146	$2,759,505	$2,201,515
Rental expense*	24,551	702,664	547,513
Depreciation and amortization expense	1,261,988	167,380	153,316
Utilities expense	93,736	120,236	131,810
Travelling and entertainment expense	148,063	138,707	108,021
Professional fees	1,183,499	932,891	391,273
Repairs and maintenance	71,990	70,443	104,813
Employee benefits	153,454	548,628	358,287
Other service fees	240,328	273,333	282,322
Other expenses**	933,288	960,685	474,696
	$7,582,043	$6,674,472	$4,753,566

*	During the year ended December 31, 2020 and 2019, depreciation expense of $700,741 and $547,513 relating to the right of use assets was recorded as rental expense, respectively.

**	Other expenses mainly comprised of office expenses, stamp duties, training costs, etc.

20.	LEGAL RESERVE

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is at least 10% of the registered share capital. The legal reserve is non-distributable. The Company reserve has met the legal reserve requirement of $223,500 as of December 31, 2021 and 2020.

21.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2021:

Name of related parties	Relationship with the Company
Tu Jingyi (“Mr. Tu”)	Controlling shareholder
Long Top Limited	Mr. Tu’s father is the majority shareholder
Guardforce TH Group Company Limited	Mr. Tu’s father is the majority shareholder
Guardforce Security (Thailand) Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Bangkok Bank Public Company Limited	Minority shareholder
Shenzhen Junwei Investment Development Company Limited	Minority shareholder
Guardforce Aviation Security Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce 3 Limited	Mr. Tu’s father is the majority shareholder
Guardforce Group Limited	Controlled by Mr. Tu’s father
Guardforce AI Technology Limited	Holding Company
Guardforce AI Service Limited	Holding Company
Profit Raider Investment Limited (“Profit Raider”)	10% shareholder effective March 2020
Shenzhen Douguaer Investment Partnership	Ultimately controlled by Mr. Tu
Guardforce Holdings (HK) Limited	Controlled by Mr. Tu’s father
Guardforce Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	Controlled by Mr. Tu
Perfekt Technology & System Co., Ltd.	Mr. Tu’s father is the majority shareholder of its ultimate holding company
GF Robotics Malaysia Sdn. Bhd	Controlled by Mr. Tu’s brother
Macau GF Robotics Limited	Controlled by Mr. Tu’s brother
Quantum Infosec Inc (“Quantum”)	Minority shareholder of Handshake
Richard Stagg	Director of Handshake
GF Technovation Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company

The principal related party balances and transactions as of and for the years ended December 31, 2021, 2020 and 2019 are as follows:

Amounts due from related parties:

	As of December 31,
	2021	2020
Guardforce TH Group Company Limited	6,335	6,026
Guardforce AI Technology Limited	626	-
Guardforce AI Service Limited	626	-
Bangkok Bank Public Company Limited	-	443
Guardforce Limited	-	20,647
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	-	346,152
GF Robotics Malaysia Sdn. Bhd	11,973	-
Macau GF Robotics Limited	5,058	-
Quantum Infosec Inc	1,389	-
	$26,007	$373,268

Amounts due from related parties as of December 31, 2021 represent business advances for operational purposes.

Amounts due to related parties:

		As of December 31,
		2021	2020
Tu Jingyi	(a)	109,607	88,047
Shenzhen Junwei Investment Development Company Limited		-	225,085
Guardforce Holdings (HK) Limited	(b)	163,590	156,782
Profit Raider Investment Limited	(a)	1,626,726	1,136,664
Guardforce Aviation Security Company Limited		-	1,224
Guardforce Security (Thailand) Company Limited		-	62,667
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	(c)	301,853	-
Richard Stagg	(d)	15,976	-
		$2,217,752	$1,670,469

(a)	Amounts due to Mr. Tu Jingyi and Profit Raider Investment Limited represented interest accrued on the respective loans.

(b)	Amounts due to Guardforce Holdings (HK) Limited comprised of $28,896 advances made and $134,694 accrued interests on the loans.

(c)	Amounts due to Shenzhen Intelligent Guardforce Robot Technology Co., Limited represent accounts payable for the purchase of robots from a related party.

(d)	Amounts due to Richard Stagg represent advance from a related party with no fixed term of repayment. The interest rate was 8% per annum for the year ended December 31, 2021, which had been reduced to 3% per annum beginning January 1, 2022.

Short-term borrowings from related parties:

		As of December 31,
		2021	2020
Profit Raider Investment Limited	(a)	$13,506,184	$-

Long-term borrowings from related parties:

		As of December 31,
		2021	2020
Guardforce Holdings (HK) Limited	(b)	$3,895,500	$4,140,500
Tu Jingyi	(c)	1,437,303	1,437,303
Profit Raider Investment Limited	(a)	-	13,508,009
		$5,332,803	$19,085,812

(a)

On April 29, 2018, Guardforce TH Group Company Limited entered into an agreement with Profit Raider Investment Limited to transfer the loan between Guardforce TH and the Company to Profit Raider. As a result, the Company recorded a short-term borrowing from a third party in the amount of $13.42 million bearing interest at 4% from April 30, 2019 to December 31, 2019 and 3.22% prior to April 30, 2019. The Company assumed an additional liability of approximately $576,000 which has been treated as an additional expense paid in 2018. The holding companies have guaranteed the short-term borrowings from Profit Raider which amount is due on December 31, 2020. On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of Guardforce AI Co. Limited from Guardforce AI Technology to Profit Raider. As a result of this share transfer, Profit Raider is deemed an affiliate of the Company and therefore this borrowing is presented as a related party loan since March 2020 and the loan was extended to December 31, 2022 with the same terms and conditions with an interest rate at 4%. For the year ended December 31, 2021, 2020 and 2019, interest expense was $612,387, $579,039 and $293,827, respectively. As of the date of this report, the Company has been negotiating with Profit Raider on the further extension of loan which will be due on December 31, 2022.

(b)	On December 31, 2019, the Company entered into an agreement with Guardforce Holdings (HK) Limited whereby Guardforce Holdings (HK) Limited loaned $1,499,998 to the Company. The loan is unsecured and it bears an interest rate of 3%. The loan was initially due on December 31, 2020. During the year ended December 31, 2021 and 2020, the Company repaid $245,000 and $507,998 to partially settle the principal, respectively. The loan was extended to December 22, 2022 bearing interest rate at 2%. For the years ended December 31, 2021 and 2020, interest expense on this loan was $14,940 and $19,840, respectively.

On April 17, 2020, the Company borrowed $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan is due on April 16, 2023. For the year ended December 31, 2021 and 2020, interest expense on this loan was $54,700 and $34,187, respectively.

On September 9, 2020, the Company borrowed $413,500. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the year ended December 31, 2021 and 2020, interest expense on this loan was $8,270 and $2,757, respectively.

(c)

On September 1, 2018, the Company entered into an agreement with Mr. Tu Jingyi whereby Mr. Tu Jingyi borrowed $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest rate at 3%. The loan was expired on August 31, 2019, which was extended to August 31, 2020. On September 1, 2020, the Company further extended the loan to August 31, 2022 with an interest rate at 1.5%. For the years ended December 31, 2021, 2020 and 2019, interest expense on this loan was $21,560, $35,933 and $38,000, respectively.

Related party transactions:

		For the years ended December 31,
	Nature	2021	2020	2019
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$763,256	$714,625	$415,604
Guardforce Aviation Security Company Limited	(b)	5,739	13,190	4,219
Perfekt Technology & System Co., Ltd.	(c)	6,850	35,842	-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(d)	5,702,103	1,584,873	-
Profit Raider Investment Limited		-	150,000	-
		$6,477,948	$2,498,530	$419,823

Service/ Products delivered to related parties:
Bangkok Bank Public Company Limited		$-	$9,726	$-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Commission		-	158,487	-
Guardforce Limited	(e)	12,846	205,589	-
GF Technovation Company Limited	(e)	98,781	-	-
		$111,627	$373,802	$-

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company;

(b)	Guardforce Aviation Security Co., Ltd. provided escort services to the Company;

(c)	Perfekt Technology & System Co., Ltd. provided security equipment to the Company;

(d)	The Company purchased robots from Shenzhen Intelligent Guardforce Robot Technology Co., Limited;

(e)	Guardforce Limited and GF Technovation Company Limited are fellow subsidiaries. GF Technovation Company Limited was incorporated in 2021 for running robotics related business. The Company sold robots to GF Technovation Company Limited in place of Guardforce Limited beginning March 2021.

As disclosed on Note 1, the Company entered into a Sale and Purchase Agreement (the “Kewei Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in Shenzhen Keweien Robot Service Co., Ltd. and Guangzhou Kewei Robot Technology Co., Ltd. from Shenzhen Kewei. Shenzhen Kewei. This is a related party transaction since the Shenzhen Kewei and the two acquirees are controlled by Mr. Tu Jingyi.

22.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in 2024. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of December 31, are as follows:

Amount
Years ending December 31:
2022	$1,235,937
2023	479,584
2024	112,903
Total minimum payment required	$1,828,424

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of December 31, 2021 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period
			Less than			More than
Contractual Obligations	Nature	Total	1 year	1-3 years	4-5 years	5 years
Service fee commitments	(a)	$599,107	$359,464	$239,643	$-	$-
Operating lease commitments	(b)	1,399,168	936,783	414,607	37,596	10,182
		$1,998,275	$1,296,247	$654,250	$37,596	$10,182

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander comprised of a monthly fixed service fee and certain other fees as specified in the agreement. In 2022, the Company plans to acquire their own cash management system to replace Stander’s services, the acquisition cost of the system is approximately $1.1 million (THB36.7 million).

(b)	From time to time, the Company has leased various low value items with various lease terms that the Company is committed to pay in the future.

Bank guarantees

As of December 31, 2021, the Company had commitments with banks for bank guarantees in favor of government agencies and others of approximately $5,700,000.

Litigation

As of the date of filing, the Company is a defendant in various labor related lawsuits totaling approximately $773,858. Management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits. Therefore, no provision has been made for these liabilities in the financial statements.

23.	CONCENTRATIONS

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2021, 2020 and 2019.

	For the years ended December 31,
	2021	% of revenue	2020	% of revenue	2019	% of revenue
Company A	$9,611,739	27.3%	$10,237,481	27.3%	$10,314,869	26.7%
Company B	6,636,377	18.9%	7,284,968	19.5%	7,032,721	18.2%
Company C	3,559,424	10.1%	3,296,691	8.8%	4,143,091	10.7%
Company D	4,140,975	11.8%	4,007,021	10.7%	2,831,833	7.3%
	$23,948,515	68.1%	$24,826,161	66.3%	$24,322,514	62.9%

Details of the customers which accounted for 10% or more of trade receivable are as follows:

	As of December 31,
	2021	% account receivable	2020	% account receivable
Company A	$737,264	14.9%	$803,031	14.7%
Company B	718,128	14.5%	708,165	12.9%
Company C	690,906	14.0%	584,928	10.7%
Company D	949,496	19.2%	1,215,095	22.2%
	$3,095,794	62.7%	$3,311,219	60.5%

24.	SUBSEQUENT EVENTS

Subsequent events have been reviewed through the date the consolidated financial statements were issued and required no adjustments or disclosures other than the following:

The Company incorporated and acquired various companies to commence robotic AI solution business of selling and leasing robots (Note 1).

On January 20, 2022, the Company completed a private placement with several investors, wherein a total of 7,919,997 ordinary shares of the Company, par value $0.003 per share were issued at a purchase price of $1.30 per share, with each investor also receiving a warrant to purchase up to a number of ordinary Shares equal to 150% of the number of ordinary Shares purchased by such investor in the offering, at an exercise price of $1.30 per share, for a total purchase price of approximately $10.3 million.

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

The parent Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2020.

STATEMENTS OF FINANCIAL POSITION - PARENT COMPANY ONLY

	As of December 31,
	2021	2020
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$5,129,248	$1,030,340
Other receivables	5,833	-
Goodwill	329,534	-
Investment in subsidiaries	5,731,576	1,823,463
Total assets	$11,196,191	$2,853,803

Liabilities and equity

Trade and other payables	$135,295	$116,084
Long-term borrowings from related company	4,575,852	4,947,400
Total liabilities	4,711,147	5,063,484

Equity
Ordinary Shares –Authorized 300,000,000 shares, par value $0.003 (2020: Authorized 100,000,000 shares*)	63,606	52,069
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	15,603,631	2,082,795
Legal reserve	223,500	223,500
Accumulated deficit	(10,204,220)	(4,722,294)
Accumulated other comprehensive income	821,527	204,249
Capital & reserves	6.485,044	(2,209,681)
Total liabilities and equity	$11,196,191	$2,853,803

*	Giving retroactive effect to the reverse split on August 20, 2021.

STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE LOSS - PARENT COMPANY ONLY

	For the years ended December 31,
	2021	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$-	$-	$-
Cost of sales	-	-	-
Gross margin	-	-	-

Administrative expenses	(1,861,520)	(1,519,150)	(656,176)
Loss from operations	(1,861,520)	(1,519,150)	(656,176)

Other income, net	227,205	9	-
Finance cost	(99,470)	(92,717)	(53,214)
Equity (loss) income of subsidiaries	(3,748,142)	(1,515,166)	763,425
Net (loss) profit for the year	(3,620,407)	(3,126,024)	54,035
Total comprehensive (loss) income for the year	$(5,481,927)	$(3,126,024)	$54,035

STATEMENTS OF CASH FLOWS – PARENT COMPANY ONLY

	For the years ended December 31,
	2021	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(5,481,927)	$(3,126,024)	$54,035
Adjustments to reconcile net income to net cash provided by operating activities
Stock-based compensation	-	100,936	-
Equity loss from equity investments	3,748,142	1,514,166	(763,425)
Changes in operating assets and liabilities:
Other receivables, net	(5,833)	57,400	332,599
Other payables	(7,405,803)	975,618	1,422,550
Net cash used in operating activities	(9,145,421)	(477,904)	1,045,759

Financing activities
IPO proceeds	13,244,329	-	-
Net cash provided by financing activities	13,244,329	-	-

Net increase (decrease) in cash and cash equivalents, and restricted cash	4,098,908	(477,904)	1,045,759
Cash and cash equivalents at beginning of year	1,030,340	1,508,244	462,485
Cash and cash equivalents at end of year	$5,129,248	$1,030,340	$1,508,244