Form 20-F/A
period 2021-12-31
Guardforce AI Co., Ltd.
filed 2022-04-14
CIK 1804469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

Amendment No. 1

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

Yes ☐ No ☒

TABLE OF CONTENTS

Page
EXPLANATORY NOTE	1
PART II
Item 16G Corporate Governance	1
PART III
Item 19 Exhibits	2
SIGNATURES	3

i

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Guardforce AI Co., Limited (the “Company”) for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 31, 2022 (the “Original Filing”).

The Company is filing this Amendment solely for the purpose of updating the disclosure in Item 16G of Part II of the Original Filing. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Item 16G of Part II of the Original Filing is hereby amended and restated in its entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including new certifications by the Company’s principal executive officer and principal financial officer as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable laws of the Cayman Islands and our memorandum and articles of association. In addition, because our ordinary shares and warrants are listed on the Nasdaq Stock Market, or Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

For the fiscal year ended December 31, 2021, we were a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for and relied on exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. Since we relied on the “controlled company” exemption, we were not required to have either a compensation committee or a nominating and corporate governance committee composed solely of independent directors.

On January 20, 2022, we ceased to be a “controlled company” under the rules of Nasdaq. However, as a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) permits us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

We are currently following some Cayman Islands corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are currently following Cayman Islands corporate governance practice in lieu of Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. Mr. Terence Wing Khai Yap, our Chairman and Ms. Lei Wang, our Executive Director, serve as non-independent directors in the compensation committee.

●	We are currently following Cayman Islands corporate governance practice in lieu of Nasdaq Rule 5605(e)(1)(B), which requires a nominating and corporate governance committee to compose entirely of independent directors. Mr. Terence Wing Khai Yap, our Chairman and Ms. Lei Wang, our Executive Director, serve as non-independent directors in our nominating and corporate governance committee.

●	We are currently following Cayman Islands corporate governance practice in lieu of Nasdaq Rule 5635(a), which requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances.

●	We are currently following Cayman Islands corporate governance practice in lieu of Nasdaq Rule 5635(c), which requires shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

●	We are currently following Cayman Islands corporate governance practice in lieu of Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares.

Our Cayman Islands counsel has provided relevant letters to Nasdaq certifying that under Cayman Islands law, we are not required to seek shareholders’ approval in the above circumstances.

ITEM 19. EXHIBITS

Exhibit No.	Description
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Chief Executive Officer

Date: April 14, 2022

3