Form 20-F/A
period 2021-12-31
Guardforce AI Co., Ltd.
filed 2022-07-11
CIK 1804469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2021

i

EXPLANATORY NOTE

This Amendment No. 2 to annual report on Form 20-F (the “Amendment No.2”) amends our annual report on Form 20-F for the year ended December 31, 2021, that was filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2022 and amended on April 14, 2022 (the “Form 20-F”). In response to comments received from the staff of the Commission, our auditors have issued a new audit report to clarify (a) that the financial statements included were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the standards of the Public Company Accounting Oversight Board (United States), (b) to correct a reference to Note 1 that should have referred to Note 2, (c) to correct an incorrect reference to negative cash flows from operating activities, and (d) to correct an incorrect reference to net loss for the year ended December 31, 2021.

As required by Rule 12b-15 under the Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Amendment No. 2. Other than as described above, this Amendment No. 2 speaks as of the date of the initial filing of the Form 20-F and does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was originally filed on April 1, 2022.

ii

PART I

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

1

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association incorporating resolutions passed on August 20, 2021 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on August 25, 2021)
1.2	Second Amended and Restated Articles of Association adopted at a general meeting held on June 23, 2022 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on June 24, 2022)
2.1	Description of Rights of Ordinary Shares and Warrants Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2021 (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed on April 1, 2022)
2.2	Form of Purchaser Warrant (incorporated by reference to Exhibit 10.4 to the Report on Form 6-K furnished on January 21, 2022)
2.3	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
2.4	Form of Warrant Agency Agreement between Guardforce AI Co., Limited and Vstock Transfer, LLC (incorporated by reference to Exhibit 4.2 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
4.1	Loan Agreement, dated August 25, 2018, by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited (incorporated by reference to Exhibit 2(b).1 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.2	Supplemental Agreement, dated April 29, 2019, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).2 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.3	Second Supplemental Agreement, dated March 11, 2020, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.4	Memorandum of Understanding, dated March 2, 2020, between Guardforce Security (Thailand) Co. Ltd. and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.5	Lease Agreement, dated May 27, 2019, between Varin World Company Limited and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.6	Third Supplemental Agreement, dated December 31, 2020, to Amended and Restated Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated March 15, 2019, as supplemented (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed on April 29, 2021)
4.7	Sale and Purchase Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed on April 29, 2021)
4.8	Supplemental Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed on April 29, 2021)
4.9	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.9 to the Amendment No.1 to Form F-1 filed on August 13, 2021)

2

4.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
4.11	Commissioned Development Agreement, dated February 8, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on February 17, 2022)
4.12	Guardforce AI Co., Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished on January 27, 2022)
4.13	Form of Share Option Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 27, 2022)
4.14	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 27, 2022)
4.15	Form of Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 27, 2022)
4.16	Sale and Purchase Agreement, dated March 11, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed on April 1, 2022)
4.17	Second Supplemental Agreement to Sale and Purchase Agreement, dated on March 17, 2022, by and among Quantum Infosec Inc., Guardforce AI Co., Limited and Handshake Networking Limited (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed on April 1, 2022)
8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed on April 1, 2022)
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Watson Farley & Williams (Thailand) Limited (incorporated by reference to Exhibit 15.1 to the Annual Report on Form 20-F filed on April 1, 2022)
15.2*	Consent of PKF Littlejohn LLP
15.3	Consent of Wei, Wei & Co., LLP (incorporated by reference to Exhibit 15.3 to the Annual Report on Form 20-F filed on April 1, 2022)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this Amendment No. 2 to annual report on Form 20-F/A

**	Furnished with this Amendment No. 2 to annual report on Form 20-F/A

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Chief Executive Officer

Date: July 11, 2022

4

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Guardforce AI Co., Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Guardforce AI Co., Limited (the "Company") as of December 31, 2021, the related consolidated statements of profit and loss, comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s recurring losses from operations and short term loans due for repayment on December 31, 2022 raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.

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

Going concern assessment

The Company has incurred a net loss for the financial year ended December 31, 2021 of USD$5,491,654, and has unrestricted cash and cash equivalent of USD$12,728,783 and current liabilities of USD$22,495,748 as at December 31, 2021. As part of the current liabilities, the Company has a short term loan of USD$13.5m together with interest owed of USD $1.6m from its related party Profit Raider Investment Limited. The principal loan amount and the interest owed are due for repayment on December 31, 2022. The Company determined the repayment of this loan, and other current liabilities, raised substantial doubt as to the Company’s ability to continue as a going concern one year from the issuance date of the consolidated financial statements. In making this determination, management prepared a going concern assessment through to March 2023 with significant assumptions which included expecting revenue and operating costs, other obligations and funding options.

The principal consideration for our determination that the evaluation of management’s going concern assessment was a critical audit matter are the significant judgment and subjectivity inherent in the Company’s assumptions made in the going concern assessment and the uncertainty of the Company’s ability to secure funding before December 31, 2022.

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

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, United Kingdom

March, 31, 2022

PCAOB ID: 2814

We have served as the Company's auditor since October 19, 2021.

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