Form 20-F
period 2022-12-31
Guardforce AI Co., Ltd.
filed 2023-05-01
CIK 1804469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Lei Wang, CEO

+65 6702 1179

olivia.wang@guardforceai.com

10 Anson Road, #28-01 International Plaza, Singapore 079903

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, par value $0.12 per share	GFAI	The Nasdaq Stock Market LLC
Warrants, No par value	GFAIW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2022): There were 1,618,977 (post-consolidation) shares of the registrant’s ordinary shares outstanding, par value $0.12 (post-consolidation) per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2022

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“AI Holdings” are to Guardforce AI Holdings Limited (BVI), a BVI company and our wholly owned subsidiary;

●	“AI Hong Kong” are to Guardforce AI Hong Kong Co., Limited, a Hong Kong company and our wholly owned subsidiary;

●	“AI Robots” are to Guardforce AI Robots Limited (BVI), a BVI company and our wholly owned subsidiary;

●	“AI Singapore” are to Guardforce AI Singapore Pte Ltd., a Singapore company and our wholly owned subsidiary;

●	“AI Technology” are to Guardforce AI Technology Limited, a BVI company;

●	“AI Thailand” are to Guardforce AI Group Co., Limited (Thailand), a Thailand company and our wholly controlled subsidiary;

●	“Baht” and “THB” are to the legal currency of Thailand;

●	“Bank of Thailand” or “BOT” are to Thailand’s central bank;

●	“BVI” are to the British Virgin Islands;

●	“Beijing Wanjia” are to Beijing Wanjia Security System Limited, a PRC company and Shenzhen GFAI’s wholly owned subsidiary;

●	“Cayman Islands” are to the Cayman Islands;

●	“CIT” are to cash-in-transit or cash/valuables-in-transit;

●	“Companies Act” are to the Companies Act (As Revised), as consolidated and revised, of the Cayman Islands;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“FINRA” are to the Financial Industry Regulatory Authority;

●	“GF Cash (CIT)” are to Guardforce Cash Solutions Security (Thailand) Co., Ltd., a Thailand company and AI Thailand’s 99.07% owned subsidiary;

●	“Guardforce,” “we,” “us,” “our” and the “Company” are to the combined business of Guardforce AI Co., Limited, a Cayman Islands company, its subsidiaries and other consolidated entities;

●	“GFAI Japan” are to GFAI Robot Service GK, a Japan company and AI Hong Kong’s wholly owned subsidiary;

●	“GFAI Korea” are to GFAI Robot Service Co., Ltd., a South Korea company and AI Hong Kong’s wholly owned subsidiary;

●	“GFAI R&I” are to GFAI Robotic and Innovation Solution (Thailand) Company Limited, a Thailand company and our wholly owned subsidiary;

●	“GFAI UK” are to GFAI Robot Service (UK) Limited, a UK company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“GFAI Canada” are to GFAI Robot Service Limited, a company incorporated in the Province of Ontario, Canada, and Robot Service Hong Kong’s wholly owned subsidiary;

●	“GFAI Vietnam” are to GFAI Robot Service (Vietnam) Co., Ltd, a Vietnam company and AI Hong Kong’s wholly owned subsidiary, on March 22, 2023, the Company deregistered AI Vietnam;

●	“Guangzhou GFAI” are to Guangzhou GFAI Technology Co., Limited, formerly known as Guangzhou Kewei Robot Technology, a PRC company and Shenzhen GFAI’s wholly owned subsidiary;

●	“Handshake” are to Handshake Networking Limited, a Hong Kong company and our 51% owned subsidiary;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Horizon Dragon” are to Horizon Dragon Limited (BVI), a BVI company and AI Holdings’ wholly owned subsidiary;

●	“Japan” are to Japan;

●	“PRC” and “China” are to the People’s Republic of China;

●	“Robotics BVI” are to GFAI Robotics Group Co., Limited, a BVI company and our wholly owned subsidiary;

●	“Robotics Malaysia” are to GF Robotics Malaysia Sdn. Bhd., a Malaysia company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Hong Kong” are to GFAI Robot Service (Hong Kong) Limited, a Hong Kong company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Australia” are to GFAI Robot Service (Australia) Pty Ltd., an Australia company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“Robotics US” are to GFAI Robotics Services LLC, a Delaware limited liability company and Robotics BVI’s wholly owned subsidiary;

●	“Robotics Macau” are to Macau GF Robotics Limited, a Macau company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Shenzhen” are to Guardforce AI Robot Service (Shenzhen) Co., Limited, a PRC company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“Robot Trading Dubai” are to GFAI Robot & Smart Machines Trading LLC, an UAE limited liability company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“Shenzhen GFAI” are to Shenzhen GFAI Robot Technology Co., Limited, formerly name as Shenzhen Keweien Robot Service Co. Limited, a PRC company and Robot Service Shenzhen’s wholly owned subsidiary;

●	“Robot Jian” are to Guardforce AI Robot (Jian) Co., Limited, a PRC company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Shenzhen Kewei” are to Shenzhen Kewei Robot Technology Co., Limited, a PRC company.

●	“Shenzhen Yeantec” are to Shenzhen Yeantec Co., Limited, a PRC company.

v

●	“Southern Ambition” are to Southern Ambition Limited (BVI), a BVI company and Robotics BVI’s wholly owned subsidiary;

●	“South Korea” are to the Republic of Korea;

●	“SEC” are to the Securities and Exchange Commission;

●	“Thailand” are to the Kingdom of Thailand;

●	“UAE” are to the United Arab Emirates;

●	“UK” are to the United Kingdom of Great Britain and Northern Ireland;

●	“U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States;

●	“Vietnam” are to Socialist Republic of Vietnam;

●	“VCAB” are to VCAB Eight Corporation; and

●	“WK Venture” are to WK Venture Success Limited, a BVI company.

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

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	The effect of the coronavirus, or the perception of its effects, on our operations and the operations of our customers and suppliers could have a material adverse effect on our business, financial condition, results of operations and cash flows;

●	Our negative operating profits may raise substantial doubt regarding our ability to continue as a going concern;

●	We operate in highly competitive industries;

●	We currently report our financial results under IFRS;

●	We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues;

●	Changes to legislation in Thailand may negatively affect our business;

●	Unexpected increases in minimum wages in Thailand would reduce our net profits;

●	Increases in fuel cost would negatively impact our cost of operations;

●	We might not have sufficient cash to fully execute our growth strategy;

●	We might not have sufficient cash to repay a related party loan obligation;

●	Our business success depends on retaining our leadership team and attracting and retaining qualified personnel;

●	In the future we may not be able to use the Guardforce trademark, which could have a negative impact on our business;

●	We may be subject to service quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims, and if such claims are determined adversely to us, we may be required to pay significant damage awards;

●	Decreasing use of cash could have a negative impact on our business;

●	Implementation of our robotics solution has required, and may continue to require, significant capital and other expenditures, which we may not recoup;

●	We may fail to successfully integrate our acquisitions of Handshake, Shenzhen GFAI, Guangzhou GFAI, and Beijing Wanjia, and may fail to realize the anticipated benefits;

●	We may not be able to obtain the necessary funding for our future capital or refinancing needs;

●	Any compromise of information security of our platform could materially and adversely affect our business, operations, and reputation; and

●	Our transfer pricing decisions may result in uncertain tax exposures for our group.

Risks Relating to our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.

Risks Relating to Doing Business in Thailand

Risks and uncertainties related to doing business in Thailand include, but are not limited to, the following:

●	A severe or prolonged downturn in the global economy or the markets that we primarily operate in could materially and adversely affect our revenues and results of operations;

●	We are vulnerable to foreign currency exchange risk exposure; and

●	The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

Risks Relating to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

●	Uncertainties with respect to the PRC legal system could adversely affect us;

●	The PRC government exerts substantial influence over the manner in which our PRC subsidiaries must conduct their business activities. If the Chinese government significantly changes the regulations related to the business operations of our PRC subsidiaries in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected and the value of our ordinary shares may significantly decrease;

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business;

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries;

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business;

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Any classification as such will likely result in unfavorable tax consequences to us and our non-PRC shareholders;

●	You may be subject to PRC income tax on any gain realized on the transfer of our ordinary shares;

●	PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, especially when such investor has a related party relationship with the China-based companies, which could make it more difficult for us to pursue growth through acquisitions or mergers in China; and

●	Fluctuations in exchange rates could have a material adverse impact on our results of operations and the value of your investment.

Risks Relating to Our Ordinary Shares and Warrants

Risks and uncertainties related to our ordinary shares and warrants include, but are not limited to, the following:

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the report based on foreign laws;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares; and

●	Future issuances of debt securities, which would rank senior to our ordinary shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our ordinary shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Securities.

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

As of December 31, 2022, our operating losses raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing or obtain financing on favorable terms for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, we may exhaust our cash resources and be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

General Security Solutions:

The competition is intense in China as there are lots of local and international companies providing the same security alarm installation service. Additionally, the economy and business are affected by the government policies that could be changed rapidly.

Most of our business are sub-contracting to local service providers that we are unable to monitor or control the sub-contractors’ quality of service provided to our end customers. We may lose the major customers if they are dissatisfy with the services.

Robotics Solutions:

The robotics industries in Thailand, China, other Asia Pacific countries, and the United States and globally are still in their infancy. Within the robotics manufacturing space, the competition is high as most competitors are engaged in selling robots as a stand-alone product. Our business model is a robotics as a service model (RaaS) based upon the robots manufactured by related-party robotics manufacturers. There can be no assurance that these robotics manufacturers will not change their business model to offer robotics as a service solution globally and compete against us. Should this occur, it will negatively affect our ability to compete effectively and, as a result, this may have an adverse effect on our business strategy and plans for rolling out our robotics solution.

Based on our current business model that our robots are sent out to customers’ sites for free trial, we may have significant provision on obsolete robots, and we may have to maintain high inventory and fixed assets level if our robots are unable to sell or to rent.

Our robots are managed under our Intelligent Cloud Platform (ICP). Our ICP is a data-based operating management platform, which could be affected by the data management legacy from different countries or industries. It is crucial for us to collaborate with different software providers to bulid more customized features into our robots to better serve our customers.

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

We have derived a significant portion of our revenues from our top four customers, two of which are commercial banks and one of which is a state-owned bank. For the year ended December 31, 2022, 2021 and 2020, the revenue derived from the state-owned bank (the Government Savings Bank) was approximately $8.1 million, $9.6 million and $10.2 million, respectively, which accounted for approximately 23.5%, 27.3% and 27.3% of our total revenues, respectively.

For the year ended December 31, 2022, 2021 and 2020, revenues from the next three largest customers combined were approximately $13.4 million, $14.3 million and $14.6 million, respectively, or 38.8%, 40.8% and 39.0% of our total revenues, respectively. Therefore, for the years ended December 31, 2022, 2021 and 2020, our top four customers combined accounted for approximately 62.3%, 68.1% and 66.3% of our total revenues, espectively. We have three, four and three customers that accounted for 10% or more of our revenue for the years ended December 31, 2022, 2021 and 2020, respecctively (See Note 26 “Concentrations” in our audited consolidated financial statements for details).

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

We might not have sufficient cash to continue our business as a going concern.

As of December 31, 2022, our operating losses and the decrease in our cash and cash equivalent balance raise substantial doubt on our ability to continue as a going concern. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult to obtain financing or obtain financing on favorable terms for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in raising revenues and reducing our expenses, we may exhaust the cash resources and be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in our Company.

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

We license the “Guardforce” name and trademarks from Guardforce Security (Thailand) Company Limited, or THAI SP, under the terms of a binding memorandum of understanding effective March 2, 2023, between GF Cash (CIT) and THAI SP. Under the terms of this license we can use in Thailand, at no cost and on a non-exclusive, non-transferable basis, the “Guardforce” name and related trademarks in promoting (i) GF Cash (CIT)’s business and selling any goods and services solely related to the business of cash-in-transit and (ii) other ancillary services provided by GF Cash (CIT) and its related parties (as selected and agreed thereto), solely in the manner approved by THAI SP from time to time. This license has a term of three years and prior to the expiry of the license, either party may propose and discuss about the arrangement for renewing it. Additionally, the license may be cancelled by either party at any time with three months’ prior written notice to the other party.

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

As of the date of this report, we are a defendant in various labor related lawsuits in Thailand totaling approximately $0.54 million. Our management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits. We believe these cases will not have a material adverse effect on our business, financial condition or operating results.

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

We have made, and intend to continue to make, capital investments to develop and launch our robotics solution. In 2022, we utilized our existing resources to build and develop our robotics solution. We plan to make further capital investments related to our robotics solution in the future. Our robotics related investment plans are subject to change, and will depend, in part, on market demand for robotic services, the competitive landscape for provision of such services and the development of competing technologies. There is no assurance of the success of our entry into the robotics business as there may not be sufficient demand for our robotics solution, as a result of competition or otherwise, to permit us to recoup or profit from our robotics related capital investments.

We may fail to successfully integrate our acquisitions of Handshake, Shenzhen GFAI, Guangzhou GFAI, and Beijing Wanjia, and may fail to realize the anticipated benefits.

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

In March 2022, we completed acquisitions for 100% equity interests in Shenzhen GFAI and 100% of Guangzhou GFAI. In June 2022, we completed the acquisition for 100% equity interests in Beijing Wanjia. In December 2022, we executed an asset acquisition agreement with Shenzhen Kewei to acquire its robotic equipment, customer and business resource ownership, human resources involved in the business such as leasing, advertising replacement and sales of robots and other equipment under the name of Shenzhen Kewei. While we are hoping to benefit from a range of synergies from these acquisitions, including using them as our gateway into the Chinese robotics market, we may not be able to integrate these new businesses and may fail to realize the expected benefits in the near term, or at all. These companies operate in the highly competitive robotics industry. Their business success will depend, in part, on market demand for their robotics solutions services, the competitive landscape for the provision of such services and the development of competing technologies. Our business and financial condition may be adversely affected if either business fails or we fail to manage our investment in them successfully.

We may not be able to obtain the necessary funding for our future capital or refinancing needs.

We may be required to raise additional funds for our future capital needs or to refinance our current indebtedness and future indebtedness through public or private financing, strategic relationships, or other arrangements. There can be no assurance that the funding, if needed, will be available to us or provided on acceptable terms.

Any compromise of the information security of our platform could materially and adversely affect our business, operations, and reputation.

Our products and services involve the storage and transmission of users’ and other customers’ information, and security breaches expose us to a risk of loss of this information, litigation, and potential liability. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users or other customers to disclose sensitive information in order to gain access to our data or our users’ or other customers’ data or accounts or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable, or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and other customers, and may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation, and results of operations.

Our transfer pricing decisions may result in uncertain tax exposures for our group.

We have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations in relations to the purchase of robotics equipment for our robotics solutions businesses in the region. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any countries has made a binding determination as to whether we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income and potentially to pay additional taxes for prior tax periods. We expect that the issue of the validity of our transfer pricing procedures will become of greater importance as we continue our expansion in markets in which we currently have a limited presence and attempt to penetrate new markets. Any change to the allocation of our income as a result of reviews by taxing authorities could have a negative effect on our financial condition and results of operations. In addition, there may be challenges involved in complying with local pertinent tax rules and regulations.

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

The laws and regulations in Thailand place restrictions on foreign investment in and ownership of entities engaged in several business activities. The Thai Foreign Business Act B.E. 2542 (1999), or FBA, requires foreigners to obtain approval under the FBA in order to engage in most service businesses. A company registered in Thailand will be considered a foreigner under the FBA if foreigners hold 50% or more of the shares in the company. The Security Guard Business Act B.E. 2558 (2015), or SGBA, also requires that companies applying for approval to engage in the business of providing security guard services by providing licensed security guards to protect people or personal property must have more than half of its shares owned by shareholders of Thai nationality and must have more than half of its directors being of Thai nationality.

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

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition, and results of operations. If any of these occurrences results in our inability to direct the activities of our Thai subsidiaries that most significantly impact their economic performance or prevent us from receiving the economic benefits or absorbing losses from these entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with IFRS.

Risks Relating to Doing Business in Thailand

A severe or prolonged downturn in the global economy or the markets that we primarily operate in could materially and adversely affect our revenues and results of operations.

We primarily operate in Thailand. Weak economic conditions as a result of a global economic downturn and decreased demand and prices due to the increased popularity of digital cash across the world may have a negative impact on our business. Decreased demand and prices would reduce our income and weaken our business. There are still great uncertainties regarding economic conditions and the demand for cash processing services. Any turbulence in global economies and prolonged declines in demand and prices in Thailand may adversely affect our business, revenues, and results of operations. Apart from the above, the following factors may also affect our business: (1) the threat of terrorism is high within Thailand; (2) the political situation is not stable especially under the military rule and governance; (3) currency exchange rates; (4) bribery and corruption; (5) high tax rates; and (6) unstable energy prices.

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

We are a holding company, and our main operating subsidiary is in Thailand. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Thailand—Regulations on Dividend Distributions.” Companies remitting payments to recipients outside of Thailand must obtain approval from the Bank of Thailand at the time of the remittance if the remittance exceeds the equivalent of $50,000. In practice, this approval is managed by the Bank of Thailand and is typically granted if copies of the supporting documentation showing the need for the transaction can be provided. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Thailand to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We have engaged legal counsel Junzejun Law Offices in China. We have recently acquired and may acquire in the future, subsidiaries which are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including with regard to the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

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

The Hong Kong and China legal systems are evolving and embody uncertainties which could limit the legal protections available to our Hong Kong subsidiaries. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to our Hong Kong subsidiaries (Handshake Networking Limited, GFAI Robot Service (Hong Kong) Limited, Guardforce AI (Hong Kong) Co. Limited), including our ability to enforce our agreements with our clients.

By contrast, China’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. As a result, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules, and many have retroactive effects. Since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. We may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties could adversely affect our business that relates to China or PRC citizens.

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

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection. China’s new Data Security Law went into effect on September 1, 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. The Data Security Law sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB 5 million, suspension of relevant business, and revocation of business permits or licenses.

In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Any failure or delay in the completion of the cybersecurity review procedures may prevent the critical information infrastructure operator from using or providing certain network products and services and may result in fines of up to ten times the purchase price of such network products and services. The PRC government recently launched cybersecurity reviews against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibited these apps from registering new users during the review periods. We do not believe that we constitute a critical information infrastructure operator under the Cybersecurity Review Measures that took effect in June 2020.

On July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued the Cybersecurity Review Measures (revised draft for public comments), which proposed to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law covers various types of national security, including technology security and information security. The revised Cybersecurity Review Measures took effect on February 15, 2022. The revised Cybersecurity Review Measures expand the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, such reviews would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law. We believe that the cybersecurity review requirement under the revised Cybersecurity Review Measures for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to us or any of our PRC subsidiaries, because we are not an online platform operator, and we became a public company with shares listed on Nasdaq before such Measures entered into force on February 15, 2022. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as us. Besides, in accordance with the revised Cybersecurity Review Measures, if a member of the cybersecurity review working mechanism believes that a network product or service or data processing activity affects or may affect national security, the Office of Cybersecurity Review has the right to conduct cybersecurity review with the approval of the Office of the Central Cyberspace Affairs Commission. As of the date of this report, we have not received any investigations, notices, warnings or sanctions from applicable governmental authorities in relation to national security. We also confirm that, as of the date of this report, we have not been involved in any investigation conducted by the CAC in connection with the cybersecurity review on national security or any other grounds, and have not received any inquiries, notices, warnings or sanctions in this regard. We are advised by Junzejun Law Offices, our PRC counsel, that based on the Chinese laws and regulations currently in effect as of the date of this report, we are not required to submit an application to the CSRC or the CAC for the approval of trading of our ordinary shares on the Nasdaq. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for any of our offerings, we may face sanctions by the CSRC, the CAC or other Chinese regulatory agencies. These regulatory agencies may impose fines and penalties on our subsidiaries’ operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from overseas offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for any of our offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our ordinary shares.

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

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities. We have access to and may be required to collect certain information of our customers in providing services and which may cause the need of further adjustment on our business practice in order to comply with new regulatory requirements.

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

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, are subject to PRC regulations. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, or cannot exceed the statutory upper limit of the risk-weighted balance for cross-border financing (the upper limit for risk-weighted balance for cross-border financing = the capital or the net assets * the leverage rate of cross-border financing * the macro-prudential adjustment parameters). and shall be registered with State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, are subject to the requirement of making necessary filings in Foreign Investment Comprehensive Management Information System, and registration with other government authorities in China. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.

As a holding company, we conduct business through our subsidiaries, including newly acquired subsidiaries in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the Article 166, 168 of the Company Law of the PRC (Amended in 2018), each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company may only be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict such subsidiary’s ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Any classification as such will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law (“the “EIT Law”), an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise”, meaning that it can be subject to an enterprise income tax, or EIT, rate of 25.0% on its global income. In April 2009, the State Administration of Taxation (the “SAT”) promulgated a circular, known as Circular 82, and partially amended by Circular 9 promulgated in January 2014, to clarify the certain criteria for the determination of the “de facto management bodies” for foreign enterprises controlled by PRC enterprises or PRC enterprise groups. Under Circular 82, a foreign enterprise invested by the enterprises or enterprise groups as the major controlling shareholders within the territory of China, and incorporated overseas in accordance with the laws of foreign countries (regions) shall be considered a PRC resident enterprise only if all of the following apply: (1) the senior management and core management departments in charge of daily operations are located mainly within China; (2) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (4) 50.0% or more of voting board members or senior executives of the enterprise habitually reside in China. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, effective in September 2011 and amended on June 1, 2015, October 1, 2016, and June 15, 2018, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese controlled offshore incorporated resident enterprises.” Bulletin 45 provides for, among other matters, procedures for the determination of resident status and administration of post-determination matters. Although Circular 82 and Bulletin 45 explicitly provide that the above standards apply to enterprises that are registered outside China and controlled by PRC enterprises or PRC enterprise groups, Circular 82 may reflect the SAT’s criteria for determining the tax residence of foreign enterprises in general.

At the current time, Circular 82 and Bulletin 45 shall not apply to us since our offshore holding entity is not controlled by PRC enterprises or a PRC enterprise group and GFAI’s primary assets are located in Thailand. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, should there be a determination in the future to pay dividends, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes. In addition, we may also be subject to PRC enterprise income tax reporting obligations.

You may be subject to PRC income tax   on any gain realized on the transfer of our ordinary shares.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10.0% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10.0% PRC income tax if such gain is regarded as income derived from sources within China unless a treaty or similar arrangement otherwise provides. Under the Individual Income Tax Law of the PRC and its implementation rules, gains from PRC sources realized by such investors on the transfer of shares are subject to 20% PRC income tax if such investors carry out the transaction without reasonable business purpose and obtains improper tax gains, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, especially when such investor has a related party relationship with the China-based companies, which could make it more difficult for us to pursue growth through acquisitions or mergers in China.

On August 8, 2006, six PRC regulatory authorities, including Ministry of Commerce (the “MOFCOM”), the State Assets Supervision and Administration Commission, the SAT, the Administration for Industry and Commerce (the “SAIC”), China Securities Regulatory Commission (the “CSRC”), and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and were amended in June 2009. The M&A Rules, governing the approval process by which a PRC company may participate in an acquisition of assets or equity interests by foreign investors, requires the PRC parties to make a series of applications and supplemental applications to the government agencies, depending on the structure of the transaction. In some instances, the application process may require presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the business or assets in China and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year.

Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report and in the opinion of Junzejun Law Offices, our PRC counsel, as the the M&A Rules shall not apply to our acquisition of Shenzhen GFAI, Guangzhou GFAI, Shenzhen Kewei and Beijing Wanjia, we will not be obliged to submit an application to the CSRC for its approval of any of our offerings of ordinary shares to foreign investors under the M&A Rules, neither will GFAI, our controlling shareholder or our Chinese subsidiaries be required to obtain approval from the MOFCOM for GFAI’s acquisition of the Chinese subsidiaries with a related party relationship. However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC and the MOFCOM, would reach the same conclusion.

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore companies, through which the residents can take control of such companies, will be required to register and update such investments with the SAFE or its local branches. In addition, any subsidiary of such companies in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such companies fails to make the required registration or to update the previously filed registration, the subsidiary of such companies in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the companies, and the companies may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37, and we cannot assure you that these individuals may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as the interpretation and implementation of these foreign exchange regulations has been constantly evolving, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. On March 9, 2022, we received a written notification from the Nasdaq Listing Qualifications Department (the “Notification Letter”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s Ordinary Share has been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2).

On April 11, 2022, we received a letter from Nasdaq informing that we regained compliance with the minimum bid price requirement under Nasdaq listing rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. This requirement was met on April 8, 2022, the tenth consecutive trading day when the closing bid price of the Company’s ordinary share was over $1.00.

On May 27, 2022, we received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq rules for continued listing on the Nasdaq, and the Company was provided 180 calendar days, or until November 23, 2022, to regain compliance. The Company’s Ordinary Shares have not regained compliance with the minimum $1 bid price per share requirement. However, on November 28, 2022, the Company received a written notification (the “Notification Letter”) from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until May 22, 2023, to regain compliance. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Ordinary Shares for any consecutive period of 30 business days from May 27, 2022 to November 23, 2022, the Company does not meet the minimum bid price requirement. The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an additional 180 calendar days, or until May 22, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by May 22, 2023, the Company may face delisting.

Pursuant to the approval of its board of directors, and the approval of its shareholders at the Company’s extraordinary general meeting held on Tuesday, January 31, 2023 at 11:00 a.m. (Hong Kong standard time), we effected a 1-for-40 consolidation of its ordinary shares. On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying the ordinary resolutions passed by the shareholders with the Registrar of Companies of the Cayman Islands. The share consolidation was effective upon passing of the ordinary resolutions on January 31, 2023. The Company’s ordinary shares began trading on the NASDAQ Capital Market on a post-consolidation basis when the market opens on February 10, 2023.

On February 28, 2023, we received a letter from Nasdaq informing that we regained compliance with the minimum bid price requirement under Nasdaq listing rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. This requirement was met on February 28, 2023, the tenth consecutive trading day when the closing bid price of the Company’s ordinary share was over $1.00.

The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options to maintain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. Though we intend to maintain compliance with the minimum bid price requirement, we cannot assure you that the Company will continue to comply with the requirements for continued listing on the Nasdaq Capital Market in the future. If our ordinary shares are delisted from the Nasdaq, the liquidity and value of an investment in our ordinary shares will be materially and adversely affected.

Future issuances of our securities would dilute the interests of existing shareholders.

On January 31, 2023, our shareholders approved a 1-for-40 share consolidation of our authorized and issued ordinary shares, and immediately following the completion of the share consolidation, our shareholders approved an increase in its authorized ordinary shares from 7,500,000 ordinary shares to 300,000,000 ordinary shares. The share consolidation was effective upon passing of the ordinary resolutions on January 31, 2023.

On March 8, 2023, we issued a Notice regarding Adjustment of Exercise Price (for Public Warrants) after Share Consolidation to our public warrant holders. As a result of the share consolidation, the exercise price under the public warrant was proportionately increased from $0.16 to $6.40, the exercise price under the private warrant was proportionately increased from $0.18 to $7.20. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

As of the date of this report, we have an aggregate of 1,937,039 (post-consolidation) outstanding ordinary shares. In addition, we currently have 2,013,759 warrants issued and outstanding, which include: (i) 1,233,023 warrants to purchase 30,825 ordinary shares, subject to rounding of fractional warrants and these warrants are exercisable at an exercise price of $6.40 (post-consolidation) per share with the expiration date of September 28, 2026; (ii) 600,013 warrants to purchase 15,000 ordinary shares, subject to rounding of fractional warrants, at an exercise price of $7.20 (post-consolidation) per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants to purchase 4,518 (post-consolidation) ordinary shares, subject to rounding of fractional warrants, that were issued to the assignee of the representative of the underwriters in our initial public offering with the expiration date of September 28, 2026.

In January 2022, we issued 197,999 (post-consolidation) free-trading ordinary shares in a private placement consummated on January 20, 2022. On January 25, 2022, we granted 6,500 (post-consolidation) restricted ordinary shares under our 2022 Equity Incentive Plan. On February 25, 2022, and April 25, 2022, we issued a total of 500 (post-consolidation) restricted ordinary shares for the investor relations services provided by a third-party vendor. On March 14, 2022, we issued 53,571 (post-consolidation) restricted ordinary shares in connection with our acquisition of Shenzhen GFAI and Guangzhou GFAI. In April 2022, we issued 218,484 (post-consolidation) free-trading ordinary shares in a private placement consummated on April 8, 2022. On June 16, 2022, we issued 94,500 (post-consolidation) restricted ordinary shares in connection with our acquisition of Beijing Wanjia. On June 16, 2022, a total of 243,000 (post-consolidation) restricted ordinary shares were issued for a deposit to acquire 100% of the equity interests in seven Shenzhen Kewei’s subsidiaries. On September 13, 2022, we signed a termination agreement with the shareholders of seven Kewei Group companies to terminate such acquisition, which the shares were subsequently returned and cancelled on February 13, 2023. From July 13, 2022, to July 19, 2022, we issued 139,547 (post-consolidation) unrestricted ordinary shares and 69,773 (post-consolidation) restricted ordinary shares in connection with our warrant inducement and solicitation. During the fiscal year 2022, 8,195,641 warrants were exercised. Since January 1, 2023, to the date of this report, 6,007,942 warrants were exercised.

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

The warrants may not have any value.

The warrants are exercisable for five years from the date of initial issuance. The exercise price of our outstanding public warrants and representative’s warrants is US$6.40, and the exercise price of the Company’s PIPE warrants is US$7.20, respectively.

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

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

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

We currently follow our home country practice that (i) does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) does not require us to seek shareholder approval for amending our share incentive plans; (iii) does not require us to have a nominating/corporate governance committee consisting entirely of independent directors, or a written nominating/corporate governance committee charter that meets the requirements of the Nasdaq Capital Market; and (iv) does not require us to have a compensation committee composed entirely of independent directors, or a written compensation committee charter that meets the requirements of Nasdaq. Consequently, we are exempt from independent director requirements of Rule 5605 (d) and (e) of Nasdaq Capital Market listing standards, except for the requirements under subsection (b)(2) thereof pertaining to executive sessions of independent directors and those under subsection (c) thereof pertaining to the Audit Committee; (v) does not require shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances; and (vi) does not require shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. Accordingly, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

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

Upon our organization, on April 20, 2018, we issued 416,442 (post-consolidation) ordinary shares to our founders and initial officers and directors, for a total purchase price of $50,000.

On December 16, 2019, we entered into the Merger Agreement with VCAB. Upon the closing of the Merger which became effective March 10, 2020, VCAB merged with and into the Company and the separate existence of VCAB ceased. Pursuant to the terms of the Merger Agreement, on or about March 10, 2020, we issued 17,235 (post-consolidation) to approximately 670 designated and Bankruptcy Court approved Claim Holders. On March 19, 2021, we issued the remaining 4,689 (post-consolidation) to the Claim Holders. In the aggregate, we have issued an aggregate of 21,924 (post-consolidation) Plan Shares to VCAB’s holders of Class 5 Claims. We issued the Plan Shares in reliance on the exemption provided by Section 1145 of the United States Bankruptcy Code.

On January 8, 2020, Guardforce AI Service Ltd. entered into two agreements with, and transferred 20,833 (post-consolidation) ordinary shares each to Mr. Terence Wing Khai Yap, our Chairman and Ms. Lei Wang, our Chief Executive officer. The shares, deemed as issuances by us, were transferred to Mr. Yap and Ms. Wang as compensation for serving in their roles as our Chairman and Chief Executive Officer, respectively.

On February 4, 2021, we entered into a purchase and sale agreement to acquire a 51%, or majority, interest in Handshake in exchange for 1,091 (post-consolidation) restricted ordinary shares. This acquisition was completed on March 25, 2021. The restricted ordinary shares that we issued to the seller (“Consideration Shares”) are subject to a two-year lockup and certain share claw back provisions as follows (the Consideration Shares shall be subject to the clawback for the targets audited and under Hong Kong Financial Reporting Standards): (i) 50% of the Consideration Shares (i.e., 545 post consolidation number of shares) shall be subject to the revenue target and net profit of the Company in the fiscal year of 2023 (HK$6,000,000 and HK$104,703); and (ii) the remaining 50% of the Consideration Shares (i.e., 546 post consolidation number of shares) shall be subject to the revenue target and net profit of the Company in the fiscal year of 2024 (which will be determined by the end of year 2023). The difference between the targets above and the final respective revenue and net profit figures as reflected in the audited accounts shall be the amount of Consideration Shares to be clawed back. Any amount of the Consideration Shares shall be proportionately adjusted in accordance with the effectuated reverse split or forward split.

On September 28, 2021, we entered into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC, as the representative for the underwriters listed on Schedule 1 thereto, relating to the initial public offering of 90,309 (post-consolidation) units of the Company, at a price to the public of $166 (post-consolidation) per unit, with each unit consisting of one ordinary share of the Company, par value $0.12 (post-consolidation) per share, and a warrant to purchase one ordinary share, before underwriting discounts and commissions. Each ordinary share is being sold together with one warrant to purchase one ordinary share. Each whole share exercisable pursuant to the warrants have an exercise price per share at $1.30, as adjusted pursuant to Section 3(b) of the ordinary share purchase warrant. The warrants were immediately exercisable and will expire on the fifth anniversary of the original issuance date. The units were not certificated. As a result of the 2023 share consolidation, on March 8, 2023, we issued a Notice regarding Adjustment of Exercise Price to our public warrant holders that as a result of the share consolidation, the exercise price under the public warrant was proportionately increased from $0.16 to $6.40, the exercise price under the private warrant was proportionately increased from $0.18 to $7.20. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

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

On January 20, 2022, we completed a private placement with several investors, wherein a total of 197,999 (post-consolidation) ordinary shares were issued at a purchase price of $7.2 (post-consolidation) per share, with each investor also receiving a warrant to purchase up to a number of ordinary shares equal to 150% of the number of ordinary shares purchased by such investor in the private placement, at an exercise price of $7.2 (post-consolidation) per share (the “Purchaser Warrants”), for a total purchase price of approximately $10.3 million. The Purchaser Warrants are immediately exercisable on the date of issuance, expire five years from the date of issuance and have certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed a dilutive issuance, in which case in July 2022, the exercise price of the Purchaser Warrants was adjusted to a floor price of $7.20 (post-consolidation) per share.

On January 20, 2022, we ceased to be a “controlled company” under the rules of the Nasdaq Stock Market, or Nasdaq. As a foreign private issuer, we have the option to follow certain Cayman Islands corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Cayman Islands practices we follow instead. We are currently electing to follow home country practices in Cayman Islands with regard to certain corporate governance matters. See “Risk Factors— Risks Relating to Our Ordinary Shares and Warrants - As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.”

On January 25, 2022, we adopted the Guardforce AI Co., Limited 2022 Equity Incentive Plan, or the Plan. The purposes of the Plan are to (a) promote the long-term growth and profitability of the Company, and any affiliate to attract and retain the types of employees, consultants and directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of employees, consultants and directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business. The Plan provides for an aggregate of 79,500 (post-consolidation) ordinary shares, in the form of incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance Share awards and performance compensation awards to employees, directors, and consultants of the Company or any affiliates of the Company and the Plan would expire on January 25, 2032. See the Report on Form 6-K furnished on January 27, 2022 for more information of the Plan.

As of the date of this report, 6,500 (post-consolidation) restricted ordinary shares are currently issued and outstanding, and 73,000 (post-consolidation) of our ordinary shares remain available for grant under the Plan.

On February 8, 2022, we entered into a Commissioned Development Agreement with Shenzhen Kewei, wherein Shenzhen Kewei will develop a robotics management platform named GFAI Intelligent Cloud Platform V2.0 for us. The initial term of the Commissioned Development Agreement will be from February 8, 2022 until December 31, 2024, in accordance with certain development milestones listed in an exhibit to this report. We agreed to deliver payment to Shenzhen Kewei in the amount of USD$5,000,000, discounted to USD$3,000,000 provided the Company were to issue a one-time, lump sum payment within five (5) business days of the execution of the Agreement, which $3,000,000 amount the Company will be required to pay. We will be the sole owner of all intellectual property rights in the GFAI Intelligent Cloud Platform V2.0. The Agreement is governed by and construed in accordance with the laws of Hong Kong. The full payment was made in February 2022. As of the date of this report, Shenzhe Kewei has substantially completed the development of GFAI Intelligent Cloud Platform V2.0.

Although Shenzhen Kewei is affiliated with the Company, after careful consideration, the board of directors of the Company unanimously determined that the quotation received from Shenzhen Kewei was just, equitable and fair to the Company and that it would be in the best interests of the Company to enter into the Agreement with Shenzhen Kewei.

On February 28, 2022, we entered into a Strategic Partnership Agreement with SBC Global Holdings Inc. (“SBC”), wherein the Company and SBC will collaborate on the sale and leasing of robots in the United States. The strategic partnership is in lieu of the previously proposed acquisition. As part of the partnership the Company will establish a wholly owned U.S. subsidiary and will commit additional resources to develop the business to meet demand while working closely with SBC to accelerate overall U.S. market penetration. As part of the Agreement, SBC will refer customers to the Company. The Company and SBC will work together on a non-exclusive basis and each of the Company and SBC may enter into similar arrangements and agreements with any other parties. Management team of our Company believes that the Strategic Partnership Agreement with SBC was made in the ordinary course of business. On May 8, 2022, the Strategic Partnership Agreement with SBC was terminated.

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

On April 11, 2022, we received a letter from Nasdaq informing that we regained compliance with the minimum bid price requirement under Nasdaq listing rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. This requirement was met on April 8, 2022, the tenth consecutive trading day when the closing bid price of the Company’s ordinary share was over $1.00.

On May 27, 2022, Guardforce AI Co., Limited (the “Company”) received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq rules for continued listing on the Nasdaq, and the Company was provided 180 calendar days, or until November 23, 2022, to regain compliance. The Company’s Ordinary Shares have not regained compliance with the minimum $1 bid price per share requirement. However, on November 28, 2022, the Company received a written notification (the “Notification Letter”) from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until May 22, 2023, to regain compliance. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Ordinary Shares for any consecutive period of 30 business days from May 27, 2022 to November 23, 2022, the Company does not meet the minimum bid price requirement. The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an additional 180 calendar days, or until May 22, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by May 22, 2023, the Company may face delisting.

Pursuant to the approval of its board of directors and the approval of its shareholders at the Company’s extraordinary general meeting held on Tuesday, January 31, 2023 at 11:00 a.m. (Hong Kong standard time), we effected a 1-for-40 consolidation of its ordinary shares. On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying the ordinary resolutions passed by the shareholders with the Registrar of Companies of the Cayman Islands. The share consolidation was effective upon passing of the ordinary resolutions on January 31, 2023. The Company’s ordinary shares began trading on the NASDAQ Capital Market on a post-consolidation basis when the market opens on February 10, 2023.

On February 28, 2023, we received a letter from Nasdaq informing that we regained compliance with the minimum bid price requirement under Nasdaq listing rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. This requirement was met on February 28, 2023, the tenth consecutive trading day when the closing bid price of the Company’s ordinary share was over $1.00.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement with Shenzhen Kewei to acquire 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI. This acquisition was completed on March 22, 2022. The acquisition purchase price of $10,000,000 were paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On March 22, 2022, we issued 53,571 (post-consolidation) restricted ordinary shares to the sellers’ designated parties.

On March 21, 2022, we signed a non-binding letter of intent (the “LOI”) with Shenzhen Kewei and Shenzhen Yeantec Co., Limited (together, the “Kewei Group”) to purchase up to 36 of the Kewei Group’s subsidiaries located in China. Under the LOI, in the first of two phases, we will acquire eight of the Kewei Group companies. The second phase provides us with the right of first refusal to purchase the remaining 28 companies within a period of 24 months from the date of the signing of the LOI. The purchase of the additional 28 companies will be dependent on the Company’s operational plans. The Company expects to sign the definitive agreement for the phase one acquisitions before the end of May 2022.

The purchase price for the eight phase one companies will be based upon a valuation that is equal to one-time (from 2022 to 2026) projected average revenues for the eight companies estimated to be $30 million and will be paid in a mix of cash (10%) and Company restricted shares (90%) at a price of $80 (post-consolidation) per share. The Company will be required to pay Kewei Group the 10% cash component ($3,000,000) of the purchase price as a deposit and Kewei Group will deliver to the Company 100% of the outstanding share capital of the eight phase one companies as a pledge, within 10 days of the signing of the LOI. The acquisition is subject to, among other things, the satisfactory completion of due diligence by the Company, the entry into definitive agreements and any required third-party consents.

On April 6, 2022, we and certain investors entered into a securities purchase agreement (the “April 2022 SPA”), pursuant to which we agreed to sell to such investors an aggregate of 218,484 (post-consolidation) Ordinary Shares in a registered direct offering (the “Registered Direct Offering”). As a result of the Registered Direct Offering, the exercise price of the Company’s Private Warrants was adjusted to $46 (post-consolidation) pursuant to the antidilution provisions of s warrants, the exercise price was further adjusted to $7.20 (post-consolidation) to purchase 1 share upon the securities purchase agreement with Streeterville Capital (see below). During the fiscal year 2022, 8,195,641 warrants were exercised. Since January 1, 2023 to the date of this report, 6,007,942 warrants were exercised.

On May 24, 2022, we entered into a Sale and Purchase Agreement (the “Yeantec Agreement”) with Shenzhen Yeantec to acquire 100% of the equity interests in Beijing Wanjia Security System Co., Ltd. (“Beijing Wanjia”) from Shenzhen Yeantec. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On June 16, 2022, the Company issued 94,500 (post-consolidation) restricted Ordinary Shares to the sellers’ designated parties.

On June 16, 2022, a total of 243,000 (post-consolidation) shares were issued as a deposit to acquire 100% of the equity interests in the remaining seven Kewei Group companies out of the eight phase one companies. On September 13, 2022, we signed a termination agreement with the shareholders of seven Kewei Group companies to terminate such acquisition, which the shares were subsequently cancelled on February 13, 2023.

On July 12, 2022, we entered into warrant solicitation inducement letters (the “Inducement Letters”) with several accredited investors that are existing holders (collectively, the “Exercising Holders”) of its Private Warrants wherein the investors agreed to exercise 139,547 (post-consolidation) outstanding Private Warrants (the “Existing Warrants”) to purchase an aggregate of 139,547 (post-consolidation) Ordinary Shares for cash, at an exercise price reduced by the Company from $46 (post-consolidation) per share to $9.52 (post-consolidation) per share (the “Warrant Exercise”). In consideration for the immediate exercise of the Existing Warrants for cash, the Company will issue one-half (1/2) of an Ordinary Share (the “Share Consideration”) for each Warrant Exercise. As a result, the Exercising Holders will receive approximately 69,773 (post-consolidation) Ordinary Shares as Share Consideration. We expect to receive aggregate net proceeds of approximately $1.23 million from the exercise of the Existing Warrants by the Exercising Holders, after deducting fees and expenses. As a result of the Warrant Exercise, the exercise price of the Company’s Public Warrants is being adjusted to $6.40 (post-consolidation) to purchase 1 share and the exercise price of the Company’s Private Warrants is being adjusted to $9.52 (post-consolidation) to purchase 1 share, which is the floor price of the Private Warrants, pursuant to the antidilution provisions of both warrants. The Company will send notices to warrant holders regarding the adjustment of exercise price on July 13, 2022. In addition, in connection with the transactions contemplated by the Inducement Letters, we obtained waivers and amendments from the requisite investors under the January 2022 SPA and the April 2022 SPA to eliminate the prohibition on variable rate transactions set forth in such agreements. EF Hutton, division of Benchmark Investments, LLC acted as warrant inducement agent and financial advisor in connection with the transaction.

On June 22, 2022, we closed the acquisition of 100% equity interests in Beijing Wanjia from Shenzhen Yeantec.

On August 31, 2022, our previous Chairman Terence Wing Khai Yap (“Mr. Yap”) resigned as the Chairman of the Board of the Company, and Ms. Chung Chi Ng (“Ms. Ng”) resigned as the Chief Financial Officer of the Company, effective as of August 31, 2022. On the same date, the board of directors (the “Board”) of the Company appointed Ms. Lei Wang (“Ms. Wang”) as the Chairman of the Board of the Company, Mr. Lin Jia (“Mr. Jia”) as the President of the Company, Mr. Yu-Heng Ma (“Mr. Ma”) as the Chief Financial Officer of the Company and Mr. Mingchang Liu (“Mr. Liu”) as the Chief Technology Officer of the Company. Please refer to our 6-K furnished on September 2, 2022.

On September 13, 2022, we signed a letter of intent to acquire Shenzhen Kewei, a high-tech robotics affiliated company specializing in developing robotics software solutions and robotics management platforms, as well as robotics sales and technical services. We subsequently changed this intent business acquisition to acquisition of asset. On December 21, 2022, we signed an asset purchase agreement with Shenzhen Kewei, to purchase certain of Shenzhen Kewei’s robot-related business assets in China.

On September 19, 2022, we were awarded a 5-year contract by the Bank of Thailand to manage its Consolidated Cash Centers (CCCs) in the city of Ubonratchathani and the city Phitsanulok in Thailand.

On September 23, 2022, we entered into a partnership agreement with Riversoft Inc., a Peakwork Company who is specialized in travel management software, to co-develop and co-launch contactless travel services with its existing GFAI’s Concierge robots.

On October 25, 2022, we entered into a securities purchase agreement (the “Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured convertible promissory note on October 25, 2022 in the original principal amount of $1,707,500.00 (the “Note”), convertible into Ordinary Shares, par value then being $0.12 (post-consolidation) per share, of the Company (the “Ordinary Shares”). The Note bears simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable on the maturity date (the “Maturity Date”), which is twelve months after the purchase price of the Note is delivered by Investor to the Company. The Company may pay all or any portion of the amount owed earlier than it is due; provided that in the event the Company elects to prepay all or any portion of the outstanding balance, the Company shall pay to the Investor 120% of the portion of the outstanding balance the Company elects to prepay. Early payments of less than all principal, fees and interest outstanding will not, unless agreed to by Investor in writing, relieve the Company of the Company’s remaining obligations hereunder. Under the Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Ordinary Shares listed on Nasdaq. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note). The Note and the Agreement triggered the participation rights of the Company’s private warrants holders (the “Holders”), pursuant to that Securities Purchase Agreement dated January 18, 2022 (the “PIPE Purchase Agreement”), in which the Company issued to the Holders Ordinary Shares, and Ordinary Share purchase warrants. According to the PIPE Purchase Agreement, each Holder has the right to participate up to an amount equal to 35% of the Subsequent Financing (as defined in the PIPE Purchase Agreement) in the aggregate on the same terms, conditions and price provided for in the Subsequent Financing. The Company provided notice to the Holders regarding the Holders’ participation rights on October 24, 2022. None of the Holders elected to participate within the prescribed time frame. In addition, as a result of the Company entering into the Agreement and issuing the Note, the exercise price of the Company’s private warrants is being adjusted to $7.20 (post-consolidation) to purchase 1 share, which is the floor price of the Note, pursuant to the antidilution provisions of the private warrants. The Company sent notices to the private warrant holders regarding the adjustment of exercise price on October 26, 2022.

On December 19, 2022, our former Chief Technology Officer (“CTO”), Mingchang Liu, resigned from his position as CTO of the Company. Mr. Liu’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On December 21, 2022, we entered into an asset purchase agreement (the “Agreement”) with Shenzhen Kewei, to purchase certain of Shenzhen Kewei’s robot-related business assets in China. Under the terms of the Agreement, the Company will acquire, and Shenzhen Kewei will transfer to the Company, select robotic equipment assets, Shenzhen Kewei’s client base, sales pipeline and related sales channels and staff, as well as provide the Company with rights to the permanent use of its patents. The purchase price for these assets is 2.1 million US dollars, which has been fully paid in the form of 262,500 (post-consolidation) restricted ordinary shares of the Company based on a price of $8.00 (post-consolidation) per share. The acquisition was closed on February 15, 2023.

On December 31, 2019, Guardforce TH entered into a loan agreement with Profit Raider Investment Limited (the “Loan”). On March 11, 2020, Guardforce TH entered into a second supplemental agreement to the loan agreement with Profit Raider to extend the due date of the Loan to December 31, 2020. On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of the Company from Guardforce AI Technology to Profit Raider. As a result of this share transfer, Profit Raider has been deemed an affiliate of the Company. On December 31, 2020, the Loan was extended to December 31, 2022 with the same terms and conditions by entering into a third supplemental agreement between Guardforce TH and Profit Raider. On September 29, 2022, Profit Raider entered into a deed of assignment and transfer (the “Assignment Deed”) with WK Venture, as a result, the Loan was assigned and transferred to WK Venture. On December 30, 2022, the loan with WK Venture was extended to December 31, 2024, with the same terms and conditions, by entering into a fourth supplemental agreement (the “Fourth Supplemental Agreement”) between Guardforce TH and WK Venture.

On January 13, 2023, we announced that we have secured a 5-year contract and a 3-year contract with pre-existing customers for its secured logistics and cash handling services. Our 5-year contract is with Don Muang Tollway Public Company Limited (“DMT”), a toll facility management company that constructs and manages toll roads, and our 3-year contract is with a renowned retail chain store in Thailand.

Pursuant to the approval of its board of directors and the approval of its shareholders at the Company’s extraordinary general meeting held on Tuesday, January 31, 2023 at 11:00 a.m. (Hong Kong standard time), we effected a 1-for-40 share consolidation of our ordinary shares. On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying the ordinary resolutions passed by the shareholders with the Registrar of Companies of the Cayman Islands. The share consolidation was consummated upon passing of the ordinary resolutions on January 31, 2023. Our ordinary shares began trading on the NASDAQ Capital Market on a post-consolidation basis on February 10, 2023. No change was made to the trading symbol for the Company’s shares of common stock and warrants, “GFAI” and “GFAIW”, respectively, in connection with the share consolidation.

On February 23, 2023, we signed an Artificial Intelligence of Things (AIoT) Robot Advertising contract with a local government office in Macau to promote shows, exhibitions and forums on approximately 165 robots for a total period of 20 weeks.

On March 22, 2023, our wholly-owned subsidiary GFAI Vietnam was formally de-registered.

On April 17, 2023, Streeterville Capital, LLC delivered to the company a conversion notice informing us that it had elected to convert a portion of the Note balance ($1,238,400.00) at the conversion price of $7.20 into fully paid and non-assessable ordinary shares of the Company. In connection with this conversion, we issued 172,000 restricted ordinary shares to Streeterville Capital, LLC on April 19, 2023. As of April 17, 2023, the date of conversion notice, $534,743.89 remained outstanding under the Note.

Corporate Structure

The chart below presents our current corporate structure, as of the date of this report:

Guardforce AI Co., Limited
(Listco)
(Cayman)
Holding 100%
Guardforce AI Holdings Limited (BVI)
Guardforce AI Robots Limited (BVI)
Guardforce AI Singapore Pte. Ltd. (Singapore)
GFAI Robotics Group Co., Limited (BVI)
Holding 51%
Handshake Networking Limited (Hong Kong)
Guardforce AI (Hongkong) Co., Limited (Hong Kong)
Horizon Dragon Limited (BVI)
Southern Ambition Limited (BVI)
GF Robotics Malaysia Sdn. Bhd. (Malaysia)
GFAI Robotics Services LLC (US)
GFAI Robot Service (Hong Kong) Limited (Hong Kong)
Macau GF Robotics Limited (Macau)
GFAI Robot Service GK (Japan)
GFAI Robot Service Co., Ltd. (South Korea)
Holding 49%
Ms. Chanpreeya Ekthammasut
Ms. Waraporn Sirikulchayanont
1 share
Holding 51%
Guardforce AI Group Company Limited (Thailand)
1%
Bangkok Bank Public Company
Holding 98%
Holding 99.07%
Holding 0.93%
GFAI Robotic and Innovation Solution (Thailand) Company Limited (Thailand)
Guardforce Cash Solutions Security (Thailand) Company Limited (Thailand)
GFAI Robot Service (Australia) Pty Ltd (Australia)
Guardforce AI Robot Service (Shenzhen) Co., Limited (PRC)
Guardforce AI Robot (Jian) Co., Limited (PRC)
GFAI Robot & Smart Machines Trading LLC (UAE)
GFAI Robot Service (UK) Limited (UK)
GFAI Robot Service Limited (Canada)
Shenzhen GFAI Robot Technology Co., Limited (PRC)
Guangzhou GFAI Technology Co., Limited (PRC)
Beijing Wanjia Security System Limited (PRC)

B. Business Overview

General

We were founded in 2018 with the purpose to acquire our operating subsidiary GF Cash (CIT) and develop complementary technology related solutions and services.

In 2020, we established a Robotics Solution business with a goal of diversifying our revenue base, proven to be well timed as the global COVID-19 pandemic soon followed.

On March 25, 2021, we closed the acquisition of 51% of the equity interests in Handshake in Hong Kong as part of our strategy to enter into the Information Security business.

The principal executive office of our Company was changed to Singapore from Bangkok, Thailand in November 2021.

On March 22, 2022, we closed the acquisitions of 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI in Greater Bay Area of China. On February 15, 2023, we closed the acquisition of certain robot-related business assets in China from Shenzhen Kewei. These acquisitions are expected to serve an integral role in the growth of Guardforce AI’s robotics as a service (RaaS) business initiative.

On June 22, 2022, we closed the acquisition of 100% of the equity interests in Beijing Wanjia, an integrated security provider with 25 years of experience, from Shenzhen Yeantec.

Our businesses are categorized into four main units:

[i]	Secure Logistics Business;

[ii]	Robotics Solution Business;

[iii]	Information Security Business; and

[iv]	General Security Solutions Business.

Secure Logistics Business

We are a market leader with nearly 40 years of experience in the cash logistics business in Thailand. Our services include cash-in-transit, dedicated vehicles to banks, ATM management, cash center operations, cash processing, coin processing, cheque center, and cash deposit machine solutions (cash deposit management and express cash service). Our customers include local commercial banks, chain retailers, coin manufacturing mints, and government authorities. Our four major customers are Government Savings Bank, Bank of Ayudhya, TTB Bank Public Company and CP All Public Company. A few global customers also retain our services under temporary contract. As of the date of this report, we employed 1,663 staff located in GF Cash (CIT) and had 469 vehicles.

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

Our revenues are substantially derived from GF Cash (CIT)’s secure logistic business and gross revenue for our secure logistic business years ended December 31, 2022, 2021 and 2020, was approximately $30.9 million, $34.3 million and $37.4 million, respectively.

In the recent years, the CIT market in Thailand has been growing due to the increasing demand for secure transportation of cash and valuable. This growth is driven by the expansion of banking and financial sectors, as well as the rising number of retail businesses.

Cash-in-Transit industry in Thailand has faced some challenges in recent years. One of the biggest challenges is the rise of cashless payment systems, which may reduce the need for cash transportation services in the future. Additionally, the COVID-19 pandemic has impacted the society and the industry, which has led to a shift towards digital payments and online transactions. As the closure of many businesses during the COVID situation, it further reduced the need for cash transportation services.

In Thailand, the adoption of electronic cash has been steadily increasing, with the government and private sector promoting the use of digital payment system and the result of COVID-19 situation.

However, the impact of electronic cash on banking market in Thailand will depend on various factors such as the level of adoption, consumer behaviour and user age group and the geographical distribution etc. It could also pose a challenge to banks that rely on transaction fees and interest income.

Overall, the emergence of electronic cash in Thailand presents both opportunities and challenges for the banking industry and GF Cash. It will be interesting to see how banks in Thailand adapt to this cashless system and what impact it will have on overall banking market. Under these impacts, we identified that the adoption of electronic cash in Metropolitan Bangkok and some major cities are extremely high but for all other cities in up-country provinces, it’s observed that the adoption is low and the consumer preferred to have physical cash transaction instead of electronic transaction.

Based on the development of electronic cash, we have changed our operating methodology and making good use of the up-country coverage, starting to approach the cash rich businesses liked retails, commercial sector, and F&B businesses in up-country provinces.

Nevertheless, Cash-in-Transit market in Thailand remains an important and growing industry, but it faces challenges from changing market conditions and to digital solution.

In 2020, having observed the market situation and the changing demands of the CIT service, in 2020, in addition to our secure cash logistics business, we strategically began to develop other non-cash related solutions and services in an effort to diversify our revenue streams. In view of the pace of global robotics development and in response to the more automated requirements, driven in part by the COVID-19 pandemic, we have begun to rollout robotic solutions for our customers in Thailand and across the Asia Pacific region. For the years ended December 31, 2022, 2021 and 2020, we had generated approximately $1.3 million, $0.4 million and $0.2 million in revenue from our robotics solutions business, respectively. The increase is mainly due to the revenue contributed from GFAI Shenzhen and GFAI Guangzhou that we acquired on March 22, 2022.

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

Core Services

Our Core Services include CIT (Non-DV), CIT (DV), ATM Management, CPC, CCT, CCC, CDC and GDM. For the year ended December 31, 2022, Core Services represented 89.6% of our total revenues.

The charts below show the breakdown of our core secure logistics business services by sector for the fiscal years ended December 31, 2022, 2021 and 2020. These business sectors are discussed below:

Revenue by Services (For the year ended December 31, 2022):

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

For the years ended December 31, 2022, 2021 and 2020, CIT (Non-DV) revenues were approximately $10.7 million (31.0%), $11.2 million (31.9%) and $12.0 million (32.0%), respectively.

Cash-In-Transit – Dedicated Vehicle to Banks (DV)

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

For the years ended December 31, 2022, 2021 and 2020, CIT (DV) revenues were approximately $4.1 million (11.8%), $4.6 million (13.0%) and $4.8 million (12.8%), respectively.

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

For the years ended December 31, 2022, 2021 and 2020, ATM Management revenues were approximately $8.9 million (25.8%), $10.8 million (30.7%) and $12.5 million (33.3%), respectively.

Cash Processing (CPC)

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

For the years ended December 31, 2022, 2021 and 2020, CPC revenues were approximately $2.8 million (8.1%), $3.0 million (8.6%) and $2.8 million (7.5%), respectively.

Cash Center Operations (CCT)

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

For the years ended December 31, 2022, 2021 and 2020, CCT revenues were approximately $2.2 million (6.4%), $2.8 million (8.0%) and $3.3 million (8.6%), respectively.

Consolidate Cash Center (CCC)

Consolidate Cash Center (CCC) is a new business commencing in 2021 to provide an outsourced cash center management service. We operate the cash center which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins on behalf of for Bank of Thailand (BOT). As of the date of this report, we operate four Consolidate Cash Centers in Khon Kean, Hadyai, Phitsanulok and Ubon Ratchathani.

For the years ended December 31, 2022, 2021 and 2020, CCC revenues were approximately $0.5 million (1.3%), $0.2 million (0.5%) and $nil (nil %).

Cheque Center Service (CDC)

Cheque Center Service (CDC) includes secured cheque pickup and delivery service.

For the year ended December 31, 2022, 2021 and 2020, CDC revenues were approximately $0.005 million (0.0%), $0.05 million (0.1%) and $0.1 million (0.2%), respectively.

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

For the years ended December 31, 2022, 2021 and 2020, express cash service revenues were $nil (nil %), $nil (nil %) and $0.1 million (0.3%), respectively.

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

While coins are still an important part of Thai currency system and widely use by the citizens in retails market, so there is a demand in the coin exchanges, coin processing and coin storage. Except the Royal Mint, there is no private/ commercial coin operator in Thailand. Thai citizen and retailers will require to go directly to Royal Mint and banks to exchange and deposit coins and they need to wait for a long queue and very complexing process. Except the Royal Mint, the banks may not have the denominations of coin that they wanted.

Following the expansion in the retail market, we plan develop our coins operations in 2023 which will include the following services:

i.	Coin delivery and collection,

ii.	Coin sorting and processing,

iii.	Coin storage,

iv.	Coin exchange services,

v.	Inter- provincial coins delivery and collection.

Our advantage on operating the coins operation is our existing good coverage in up country and Bangkok and we can utilize our existing vehicles to perform the collection and delivery. We also have sufficient and available space to build a coin centre for the sorting and processing, wrapping and storage of coins.

For the years ended December 31, 2022, 2021 and 2020, coin processing service revenues were $nil (nil %), $nil (nil %) and $0.3 million (0.8%), respectively.

Others - International Shipment

International shipment provides secured delivery service that we receive and deliver high valued items such as diamonds and jewelries on behalf of our customers. We receive the consignment by air and delivers to local customers in Thailand or vice versa.

There are several international operating CIT companies in Thailand to do the international movement, such as Brinks, Loomis and Malca Amit. Some of them have local operations and operations at the destination cities. We, as a local CIT operator will expand the cooperation with some international players which don’t have coverage in Thailand to provide local support such a Loomis and Malca Amit.

For the years ended December 31, 2022, 2021 and 2020, international shipment revenues were $0.01 million (0.1%), $0.05 million (0.1%) and $0.06 million (0.0%), respectively.

Cash Deposit Management Solutions (GDM)

Following the launched of our retails collection and processing services, we work with a machine vendor to promote our Cash Deposit Management Solutions (GDM) currently delivered by our Guardforce Digital Machine. We use GDM as part of the cash handling services offered to customers in order to assist our customers in handling and storing their cash safely and accurately. The GDM product is deployed at customer sites to provide secured retail cash deposit services. Customers use our GDM product to deposit daily cash receipts. We then collect the daily receipts from our GDM in accordance with the agreed schedules. All cash receipts are then securely collected and delivered to our cash processing center for further handling and processing.

By using the GDM, store staff can deposit the cash into the machine at any time, reduce the risk of storing cash in the store and the store staff can generate electronic reports from the machine at any cut-off time. We also offer to the headquarter for those retail chain stores the online real time data about the sales of each individual store which can assist our customers on better cashflow forecast and cash usage.

For the years ended December 31, 2022, 2021 and 2020, GDM revenues were approximately $1.8 million (5.1%), $1.6 million (4.7%) and $1.5 million (3.9%), respectively.

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

Our Fleet of Vehicles for the Secured Logistics Business

We operate a fleet of 469 vehicles. Our fleet includes armored vehicles – pickup, armored vehicles – van, armored vehicles – truck 6 wheels, maintenance soft skin vehicles – pickup, coin trucks soft skin – pickup, security patrol soft skin – pickup trucks and administrative vehicles.

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

Robotic Solutions Business

Our Robotics Solutions business was established in 2020 as part of our revenue diversification efforts. We do not manufacture the robots, but we operate on a Robots as a Service (RaaS) business model and purchase the robots from equipment manufacturers. We integrate various value add applications and offer these as a recurring revenue service. As part of our market penetration strategy, we have adopted a mass adoption strategy by providing the robots on a free trial basis with an option to purchase or rent. In February 2022, we announced that the Company had reached a strategic milestone deploying more than 1,400 robots in the Asia Pacific region. Our robots have been deployed in various countries through customers free trial, recurring rental, sale and advertising placements, which have served more than 10,000 customers as of the date of this report. The collection of a huge quantity of data and customer feedback by using the robots through our ICP provides useful analysis and information on customer usage patterns and market intelligence for us to enhance and further develop our applications and features that are most suitable to our customers. The majority of these robots are still on a free trial basis with our key consideration being the collection of usage patterns and market intelligence allowing us to further develop applications and features that are suitable to our customers. In October 2021, we announced the launch of our Intelligent Cloud Platform (ICP) to help better manage the remotely deployed robots and to facilitate the development of additional features and applications. In February 2022, we entered into a Commission Development Agreement with Shenzhen Kewei to enhance the development of the ICP to GFAI Intelligent Cloud Platform V2.0 by adding an additional advertising feature to the ICP to commence our robot advertisement business in Macau. In November 2022, we officially announced our advertisement business model (the “AIOT Robot Advertising”) and launched a mobile app (the “APP”) in Apple App Store in the Asia Pacific Region. The App allows customers to register and place ads through their mobile phones. Currently, we start this APP for ads placement in Macau and we plan to promote and deploy this APP to further develop our advertising business in Southeast Asia in the year of 2023.

Besides advertising business, we also added Tech Service Platform (TS) and Robot Operation Management Platform (ROMP) under the framework of ICP, which can better manage the functions of the robots and can better deal with defective robots on our cloud platform. We plan to provide access to the ICP to all our customers through a browser-based interface that allows real-time data access. We are working continuously to improve and upgrade the specifications of our robots and the ICP to cope with the rapid technological change.

Beginning March 2022, we sped up our global expansion and entered the new markets such as Dubai, Japan, and United States. As of the date of this report, we have operational offices in Thailand, Singapore, Malaysia, Japan, China, Hong Kong, Macau, and the United States. We also established partnership with two technology companies, Blue Pin (HK) Limited and Riversoft Inc. We are co-launching the self-check-in/out system for hotels with Blue Pin (HK). And we are developing a Robot Travel Agency (RTA) that can help to offer travel advice and booking services for tourists with Riversoft Inc. The RTA are still in the development phase and the self-check-in/out system has been deployed to 5 hotels in Hong Kong.

In addition, through 2022, GFAI’s robot and ICP platform can provide multiple types of interfaces, including hardware interfaces, software interfaces, and cloud API interfaces, which allow them to connect and communicate with different hardware, software, and platform services. The robots can be customized and adapted to work with a variety of systems and technologies, making them useful in many different applications and industries.

We are currently using 3 different kinds of robotics products:

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

Reception Robot (T – Series)

The T – Series robot is designed for indoor deployment at ingress/egress points for access control management. The T – Series robots are used primarily at shopping malls, residential buildings, educational institutions, corporate buildings, hospitals, supermarkets, transportation stations, hotels and entertainment venues. The T – Series features include:

●	Contactless temperature screening;

●	Attendance management;

●	Ability to integrate many kinds of accessories, such as IC card, printer, ATM card reader, etc.;

●	Interactive touch screen; and

●	Large frontal display screen for remote public announcement and advertising.

The specifications of the T-Series are as follows:

●	Width = 440 mm;

●	Height = 1410 mm; and

●	Weight = 32.65 kg.

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

Delivery Robot (D – Series)

The D – Series robot is designed for indoor applications for autonomous delivery capabilities and is used primarily at hotels, hospitals, restaurants and office environments. The current D – Series features include:

●	Interactive touch screen;

●	Autonomous navigation using Simultaneous Localization and Mapping (SLAM) and Light detection and ranging (LiDar) technologies; and

●	Autonomous “home return” to port feature for charging when power is running below 20%.

●	Multi-robot control and scheduling system.

The specifications for the D – Series are as follows:

●	Width = 500 mm;

●	Height = 1455 mm; and

●	Weight = 62.75 kg.

In addition, all of our robots include several communications features - the units can transfer data over both 4G LTE networks and Wi-Fi and will be able to incorporate future 5G capabilities.

For the years ended December 31, 2022, 2021 and 2020, robotics solutions revenues were approximately $1.3 million (3.7%), $0.4 million (1.0%) and $0.2 million (0.6%) of the company’s total revenues, respectively.

Our Fee Structure for the Robotics Solutions Business

Our Robotics Solution Business has three fee structures:

●	Sale of Robots: One-off purchase by customers of the robots with the provision of add-on technical support service with additional charges during and after the warranty period; and

●	Rental of Robots: Customers lease the robots as part of our Robots as a Service (RaaS) model, regular payment made by customer by daily, weekly, monthly and annually.

●	Advertising Service: We place our robots in the main entrance of buildings and shopping malls, customers lease the advertising page on the AD playing screen of our robots.

Information Security Business

We acquired a majority stake in Handshake Networking (Handshake) on March 25, 2021, and we began generating our Information Security revenues. The purpose of this acquisition was to provide us with the experience, expertise and creditability to capitalize on the growing information security market.

Handshake has been providing professional information security consultancy services since 2004 within the Asia Pacific region.

For the years ended December 31, 2022, 2021 and 2020, Information Security revenues were approximately $0.5 million (1.5%), $0.48 million (1.4%) and $nil (nil %) of our total revenues.

Our General Security Solutions

We began operating our general security solutions service through the acquisition of the 100% equity interest in Beijing Wanjia on June 22, 2022. Our services include the provision of Smart Retail Operation Management, CCTV and Security Alarm Operation, Security Engineering and Maintenance.

Beijing Wanjia was founded in Beijing, China in 1996, it is a certified National High Technology company in China, a certified High Technology Company of Zhongguancun, and it is the Vice Chairman member of both the China Security & Protection Industry Association and Beijing Security & Protection Industry Association, and China Security Association. Beijing Wanjia has three main competitive advantages in the market: (i) Beijing Wanjia possesses a solid technology foundation, a broad service network, and a premier client foundation. With more than 26 years of experience in the general security solutions business, it has developed the technology foundation related to security alarm solutions. Combined with the technology in big data filtering and model building, the self-developed management platform can help to monitor the operation status of retail stores, provide feedback and analysis, and help to offer solutions to improve the operating efficiency and the overall security level of the store. Currently, Beijing Wanjia’s service network is covering more than 600 cities in China and has built a long-term, diversified client base over the past two decades. Most of the customers are among the big players in their representative industries such as finance, retail chain stores, community property management, government facilities etc. Currently, some of Beijing Wanjia’s top customers are Starbucks (China), Watson, Lukfook Jewelry, Xiabu Xiabu, Agape Optical etc.

Core Services

Commercial Smart Retail Operation Management

Commercial Smart Retail Operation Management is an intelligent management system that is based on big data technology, and the provision of a series of consultant services on store risk evaluation, surveillance and management, anti-fraud checks etc.

CCTV and Security Alarm Operation

Our automatic security alarm system consists of various electronic sensors, security alarms host and the operating surveillance control center. With the support of the Internet of Things (IoT) and communication networks, if there are any abnormal situations that have been detected by the electronic sensors, it will automatically send the signals, surveillance pictures and analysis to the control center. Once the data are checked and verified by the surveillance team in the control center, we will provide our first response security team onsite to handle the potential security threat. Our offsite security support network is currently covering most of the provinces and cities in China.

Security Engineering and Maintenance

We hold a well-recognized certification in security engineering in China and are equipped with an experienced professional team to perform first-class integrated security projects and provides continuous maintenance services.

For the years ended December 31, 2022, 2021 and 2020, general security solutions revenues were approximately $1.8 million (5.2%), $nil (nil %) and $nil (nil %) of the company’s total revenues.

2023 Business Plan

In 2023, we will work on ensuring the renewal of our existing customers and track the implementation of pilot projects to achieve our underlying business metrics. In addition, we are planning to promote our business with the following activities：

1.	Develop new retail chain customers.

2.	Promoting big data anti-fraud software projects among existing customers.

3.	Refine and upgrade our retail security engineering business to increase our revenue per store, with a focus on promoting smart customer flow and smart big screens.

Secure Logistics Business

Sales & Marketing

During the 2023 fiscal year, for our secure logistics business we will endeavor to ensure that all of our existing customer contracts will be renewed, to protect our major sources of existing income. In addition, we plan to undertake the following activities to promote our businesses:

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

We have derived a significant portion of our revenues from our top four customers, two of which are commercial banks and one is a state-owned bank. The fourth customer is a retail client. For the year ended December 31, 2022, 2021 and 2020, the revenue derived from the state-owned bank (the Government Savings Bank) was approximately $8.1 million, $9.6 million and $10.2 million, respectively, which accounted for approximately 23.5%, 27.3% and 27.3% of our total revenues, respectively.

For the year ended December 31, 2022, 2021 and 2020, revenues from the next three largest customers were Bank of Ayudhya Public Company, TTB Bank Public Company and CP All Public Company, the combined revenues were approximately $13.4 million, $14.3 million and $14.6 million, respectively, or 38.8%, 40.8% and 39.0% of our total revenues, respectively. Therefore, for the years ended December 31, 2022, 2021 and 2020, our top four customers combined accounted for approximately 62.3%, 68.1% and 66.3% of our total revenues, respectively. We have three, four and three customers that accounted for 10% or more of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively (See Note 26 “Concentrations” in our audited consolidated financial statements for details).

As of 2022, Thailand’s retail market is one of the largest and most dynamic markets in Southeast Asia and thus, other than banking customers, we are expanding our customer base to retail customers. The retail industry in Thailand is highly fragmented, with both local and international players operating in the market. Some of the key players include Central Group, CP Group, 7-11, Big C. Tesco Lotus, Watsons and Boots etc. They operate supermarkets, hypermarkets, department stores, convenience stores, wet markets, and street vendors. In which most of the shops are cash rich operations, their customers like to use cash for the transaction especially in the up-country provinces. Therefore, their staff need to handle the cash during the shifts and after the shifts, they need to handover the cash to the next shifts.

Additionally, some international players are currently using CIT collection and processing services to increase efficiency and reduce the risk of storing cash in their shops. These benefits encourage other players in the retail market to use the same services.

We have started to expand our CIT collection and processing services in up-country retail chains and other individual retailers by using their extensive coverage in up-country provinces and attractive pricing. During the recent three years, there is an increasing trend in our retail services revenue, and we are getting more retail customers, which partially offset the negative impact on our revenues from other activities and service lines as a result of the COVID-19 pandemic environment.

Our primary customers are banks within our secured logistic business unit, which comprise approximately 65.5%, 64.0% and 69.0% of our secured logistic revenue for the year ended December 31, 2022, 2021 and 2020, respectively.

While other customers were retail customers and others such as from hospitality, corporate and logistics sectors.

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

Competition

Our principal business is secure logistics. The chart below references GF Cash (CIT) as “GFCTH” and names GF Cash (CIT)’s competitors showing relative market share in 2022.

THAILAND MARKET SHARE 2022

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

Across the CIT industry, most CIT companies want to have a footprint in the retail sector and they use lower pricing as a competitive strategy.

Despite the high competition in the CIT industry in Thailand, we believe that we have significant competitive advantages, including:

●	Full coverage in the entire country with 21 branches;

●	Flexible and reliable operations;

●	Continuity of our management team;

●	The authorization by the BOT of GF Cash (CIT) to run 4 Cash Centers in Thailand to support Cash Center operations to the BOT;

●	Long term relationship with local commercial banks;

●	40 years of experience among the staff/management team in the cash logistics solutions business in Thailand; and

●	In 2021, the award by the BOT of GF Cash as Consolidated Cash Centre operator in Khon Kean & Hadyai.

Robotics Solutions Business

Sales & Marketing

During the 2023 fiscal year, we plan to undertake the following activities to promote our Robotics Solutions business:

●	To cooperate with local service providers in the markets we participate to integrate localized services with the primary functions of our robots to jointly explore the local markets;

●	To leverage our existing infrastructure to roll out and introduce our robotic solutions in hotels, malls, transport hubs, hospitals and shopping malls. We will focus on these industries in the Asia Pacific region where we expect the economy will be gradually recovered from the pandemic in 2023;

●	To focus on the deployment and promotion of our ICP, for which the infrastructure has substantially completed by the end of 2022. We plan for seamless integration with third party service platforms to boost RaaS revenue, especially the integration of our advertising platform, property management platform and travel agency service platform; we also plan to expand the advertisement features and the mobile app to more regions that we are currently operating in.

●	Incorporating AI technology into RaaS businesses to help improve efficiency, reduce costs, and enhance customer experiences. By optimizing scheduling, predicting maintenance needs, remotely monitoring solutions, providing customized reporting, and offering virtual assistance, RaaS businesses can improve customer satisfaction and retention, ultimately leading to business growth.

Customers

Since the inception of our Robotics Solutions business, the deployment of our robots (free trial, service fee basis and sales) has primarily been at hospitals, educational institutions, entertainment venues, government buildings, and shopping malls in Thailand, Hong Kong, Singapore, Malaysia, Macau and other markets across Asia.

Competition

The robotics industry globally is still in its infancy. Competition is intense between manufacturing and trading companies who are engaged in selling robots as a stand-alone product. The majority of our competitors are Chinese and Japanese robotics manufacturers. At present, there is no clear market leader.

Despite the highly competitive environment, we believe we have the following competitive advantages:

●	Existing distribution network via our secure logistics business particularly in Thailand;

●	40 years of business experience in delivering services to customers;

●	Development of the Intelligent Cloud Platform that will enhance the customer experience and value; and

●	Through our “Customer Free-Trial” business model, we are able to obtain massive amounts of data for the integration of better AI functions, for optimization of our service functions and processes of our robots. The deployment of our robots to different sectors for different purposes provides us with a more comprehensive analysis of the market trend and demand.

Information Security Business

During the 2023 fiscal year, we plan to undertake the following activities to promote our Information Security business:

●	Work with customers to extend testing services within their organizations and to their customers;

●	Enroll additional professionals to serve more customers while we are expanding the market.

Our customers in the Information Security business are primarily within the financial, logistics, retail, hospitality, and corporate services segments. Our business managers are in constant contact with customers to ensure that all service requests are delivered on a timely basis. The majority of service requests are based on annual penetration test requirements by the customers.

General Security Solutions Business

In 2023, we will work on ensuring the renewal of our existing customers and track the implementation of pilot projects to achieve our underlying business metrics.

In addition, we are planning to promote our business with the following activities：

Develop new retail chain customers.

1.	Promoting big data anti-fraud software projects among existing customers.

2.	Refine and upgrade retail security engineering business to increase our revenue per store, with a focus on promoting smart customer flow and smart big screens.

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

Our principal growth strategies are to:

●	Continue to maintain our leadership position in Thailand by providing the best-in-class solutions to our customers. This includes development of artificial intelligence, or AI, systems within our logistical network to improve service deliveries and value add solutions to our customers.

●	Offer a broad range of new and innovative services that are non-cash related, with a goal of 44% of our 2023 revenues to be derived from non-CIT related offerings. We will continue to drive robotics solutions and applications as the market becomes more educated and adapted to accept new technologies. In addition, we will continue to explore the deployment of security related solutions as businesses and individuals become more connected and more vulnerable to security intrusions and cyber fraud.

●	Enter the global markets. We start from penetrating into the Asia-Pacific market, and then the European market and the United States market. We plan to obtain more multinational customers, such as in the tourism segment. During the fiscal year 2022, we established strategic partnership with Bluepin and Riversoft for a robot’s service development project for our hotel customers, this project enables our robots to provide hotel check in and check out automation functions. We aim to serve a large number of the global travel users through our GFAI Robots Tourist Agent.

●	Enter the China market. On March 22, 2022, we acquired 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI in the Greater Bay Area of China. The Greater Bay Area is one of the fastest-growing economic regions in China with both Shenzhen and Guangzhou ranking among the top 10 largest Chinese cities and among the 30 largest cities globally. Focused on the hospitality, healthcare, property management, and government sectors, Shenzhen GFAI and Guangzhou GFAI derive revenues from AI robotic services which automate repetitive tasks, making them less labor intensive. This acquisition is expected to serve an integral role in the growth of Guardforce AI’s robotics as a service (RaaS) business initiative. On June 22, 2022, we closed the acquisition of 100% equity interests in Beijing Wanjia. Beijing Wanjia is a PRC-based company with more than 25 years of experience in providing integrated security solution.

●	Continue to drive geographical expansion into key markets either via acquisitions and partnerships or organic growth. On December 21, 2022, we entered into an asset purchase agreement with Shenzhen Kewei, to purchase certain of Shenzhen Kewei’s robot-related business assets in China. Under the terms of the Agreement, we will acquire, and Shenzhen Kewei will transfer to us, selected robotic equipment assets, Shenzhen Kewei’s client base, sales pipeline and related sales channels and staff, as well as provide us with rights to the permanent use of its patents. We completed the acquisition on February 15, 2023.

●	Continue to invest in and develop the robotics back-end technology such as our Intelligent Cloud Platform (ICP) to enhance and upgrade the features of, and applications for, the robots.

We expect to use the majority of the net proceeds from our private placement that closed in January 2023 to fund our planned capital expenditures to achieve the above itemized growth strategies.

As of December 31, 2022, our cash and cash equivalents and restricted cash totaled approximately $8.2 million. (See Note “Cash, Cash Equivalents and Restricted Cash” in our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 on page F-30 for details on our cash position.) To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to raise funds from the capital market and to access commercial banking credit facilities as the need arises.

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

GF Cash (CIT) has a total of 21 branches operated in Thailand under the Guardforce name as follows:

Main Branches		No. of Vehicles Associated with Branch	Estimated Size of Branch (sqm)	Monthly Rental Charge (THB)
1	Bangkok (HO & Main Location)	207	1,836.00	2,625,000
2	Chiang Mai	22	753.75	150,000
3	Phitsanuloke	20	167.02	53,200
4	Nakorn Ratchasima (Korat)	18	838.64	96,800
5	Khon Kaen (BOT CCC)	26	8,496.00	112,388
6	Ubon Ratchathani (BOT CCC)	14	103.68	29,360
7	Chon Buri	26	204.36	81,053
8	Rayong	16	142.40	71,925
9	Phuket	17	258.96	71,500
10	Hadyai (BOT CCC)	19	6,200.00	140,000
11	Surat Thani	18	208.31	63,158

	Normal Branches
12	Chiang Rai	10	288.00	12,000
13	Nakornsawan	7	65.62	17,369
14	Udon Thani	11	136.40	33,158
15	Surin	5	289.56	60,930
16	Sakon Nakorn	4	67.34	7,368
17	Chachoengsao	9	115.52	35,000
18	Saraburi	6	114.38	50,000
19	Ayutthaya	3	120.00	27,000
20	Nakorn Si Thammarat	6	69.40	6,316
21	Samui	5	249.75	31,579

Our main branches perform cash center activities authorized by the Bank of Thailand (BOT). Our normal branches do not provide any cash center operations. All branches (both main & normal) are under rental leases with annual renewals.

In 2021, Bank of Thailand (BOT) awarded GF Cash (CIT) as the authorized operator of Consolidated Cash Centre (CCC) in Khon Kean and in the City of Hadyai. The CCC in the City of Hadyai covers seven provinces in total.

The Bank of Thailand’s CCC is a plan to modernize and streamline the country’s cash management system for all commercial banks. Under their strategy, the BOT is consolidating its cash centers into a single centralized facility, this will reduce the number of physical locations where cash is stored and processed. BOT’s ultimate target is having all the commercial banks to stand down their processing centers and employ the services of BOT CCC, so that BOT can control all the cash handling costs as well as the banknotes distribution issues. BOT has launched 10 CCCs in 2022.

Based on our knowledge and understanding of BOT’s strategies and we have considered the future trend of the processing services, since we started our first bidding for the first announced BOT’s CCC in Khon Kean, as of the date of this report, we are currently running a total of 4 CCCs on behalf of BOT. It’s observed that some commercial banks in up-country provinces are now starting to use the services of BOT CCC and it’s expected more and more banks will use the services which can generate extra revenues for us.

In 2022, Government Savings bank (GSB) extended its contract with GF Cash (CIT) for 3 years. In September of 2022, Bank of Thailand (BOT) awarded GF Cash as the authorized operator of CCC in Ubonratchathani and the city Phitsanulok. Together with the CCC center in Khon Kean and in the City of Hadyai, GF Cash (CIT) are currently operating 4 out of 10 CCCs that Bank of Thailand has, covering 31 out of 76 provinces in Thailand. In January 2023, GF Cash (CIT) has also secured a 5-year contract with Don Muang Tollaway Public Company Limited and a 3-year contract with a renowned retail chain store for secured logistic and cash handling services.

All of our branches provide ATM replenishment, ATM First line & Second line maintenance services, cash-in-transit services and cash sorting, counting and storage services.

As of December 31, 2022, we managed a fleet of 469 vehicles in Thailand.

Vehicle Types	Number of Vehicles
Armoured Vehicle – Pickup	209
Armoured Vehicle – Van	180
Armoured Vehicle – Truck 6 Wheels (Hino 5 ton truck)	3
Maintenance soft skin vehicle – Pickup	44
Coin truck soft skin coin – Pickup	10
Security Patrol soft skin – Pickup	5
Admin vehicle	18
Total	469

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

Additionally, we have maintained directors, officers and company liability insurance (“D&O Insurance”) since September 28, 2021, its coverage was $1,000,000, which expired on October 12, 2022, then the D&O Insurance was further renewed from November 7, 2022, till November 6, 2023 with a coverage of $1,000,000.

Seasonality

Our results of operations are not subject to substantial seasonal fluctuations that could adversely affect our business. Demand for our services is relatively constant throughout the year. However, historical trends may not be predictive of future results given the potential for changes in business activities due, for example, to the COVID-19 pandemic. During the year 2022, 2021 and 2020, our business activities were impacted negatively as a result of companies adapting to the COVID-19 environment. While it is difficult to estimate the quarterly and annual fluctuations in the Company’s operations as a result of the COVID-19 pandemic, despite governments of the countries where we are operating in have lifted most of the social distancing measures and other restrictions in the beginning of 2023, management believes that COVID-19 could continue to have a material adverse impact on our financial results in the first half of year 2023.

GOVERNMENT REGULATION

Thailand Laws and Regulations Relating to Our Business in Thailand

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

Provision for Employment Benefit

The Company has two defined benefit plans based under the requirements of the Thailand Labor Protection Act B.E.2541 (1988) to provide retirement benefits to employees based on pensionable remuneration and length of service, which are considered as unfunded. There are no established plan assets set up and the Company will pay benefits as and if needed.

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

PRC Laws and Regulations Relating to Our Business in China

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the Negative List, which was promulgated by the MOFCOM, and the National Development and Reform Commission (the “NDRC”), in December 2021 and came into effect in January 2022. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from receiving foreign investment. The Negative List covers 12 industries, and any field not falling under the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

Foreign Investment Law of the PRC, or the Foreign Investment Law, was promulgated by the National People’s Congress (the “NPC”) in March 2019 and came into effect in January 2020. When the Foreign Investment Law came into effect, the Law on Wholly Foreign-owned Enterprises of the PRC, the Law on Sino-foreign Equity Joint Ventures of the PRC and the Law on Sino-foreign Cooperative Joint Ventures of the PRC were repealed simultaneously. The investment activities of foreign natural persons, enterprises or other organizations (collectively, the “foreign investors”) directly or indirectly within the territory of China shall comply with and be governed by the Foreign Investment Law. Such activities include: 1) establishing by foreign investors of foreign-invested enterprises in China alone or jointly with other investors; 2) acquiring by foreign investors of shares, equity, property shares, or other similar interests of Chinese domestic enterprises; 3) investing by foreign investors in new projects in China alone or jointly with other investors; and 4) other forms of investment prescribed by laws, administrative regulations or the State Council.

In December 2019, the State Council promulgated the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect in January 2020. When the Regulations on Implementing the Foreign Investment Law of the PRC came into effect, the Regulation on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC were repealed simultaneously. In accordance with the Regulations on Implementing the Foreign Investment Law of the PRC, according to the needs for national economic and social development, the State shall formulate a catalogue of industries for which foreign investment is encouraged to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. On October 26, 2022, the Catalogue of Industries for Encouraging Foreign Investment (2022 Version) which was promulgated by NDRC and MOFCOM became effective and the “R&D and application of AI technologies such as robots” falls with the catalogue.

In December 2019, the MOFCOM and the State Administration for Market Regulation (the “SAMR”) promulgated the Measures on Reporting of Foreign Investment Information, which came into effect in January 2020. When the Measures on Reporting of Foreign Investment Information came into effect, the Interim Measures for the Administration of Filing for Establishment and Changes in Foreign Investment Enterprises were repealed simultaneously. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the relevant commerce administrative authorities according to the Measure on Reporting of Foreign Investment Information. A listed foreign-funded company may, when the change of foreign investors’ shareholding ratio cumulatively exceeds 5% or the foreign party’s controlling or relatively controlling status changes, report the information on the change of investors and the shares held by them.

We are engaged in the business of robotic AI solution services, which does not fall within the Negative List. Therefore, there is no restriction on foreign investment in the industries where we operate in China.

Regulations Relating to Internet Information Security

In 1997, the Ministry of Public Security promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress has enacted the Decisions on Maintaining Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The PRC Cybersecurity Law was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On April 13, 2020, the CAC, the NDRC, the MIIT, and several other governmental authorities jointly issued the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, the purchase of cyber products and services including core network equipment, high-performance computers and servers, mass storage devices, large databases and application software, network security equipment, cloud computing services, and other products and services that have an important impact on the security of critical information infrastructure which affects or may affect national security is subject to cybersecurity review by the Cybersecurity Review Office.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other governmental authorities further revised the Cybersecurity Review Measures, which came into effect on February 15, 2022. The scope of review under the Revised Measures extends to critical information infrastructure operators, data processors carrying out data processing activities, and national security risks related to a non-PRC listing, especially the “risks of core data, important data or substantial personal information being stolen, leaked, damaged, illegally used or exported; risks of Critical Information Infrastructure, core data, important data or substantial personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.” According to Article 6 of the Draft Revised Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by data workers, cybersecurity reviews should be conducted in accordance with the Revised Measures.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. Any organization or individual that collects data shall do so in a lawful and legitimate manner and shall not obtain data by stealing or other illegal means. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. In addition, the Data Security Law provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, to improve relevant laws and regulations on data security, crossborder data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

We have, in accordance with relevant provisions on network security of the PRC, established necessary mechanisms to protect information security, including, among others, adopting necessary network security protection technologies such as data encryption, keeping record of network logs, and implementing information classification framework.

Regulations Relating to Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in December 2011, provide that, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

The Guidelines on Promoting the Sound Development of Internet Finance (the “Guidelines”) jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require service providers to improve technology security standards, and safeguard user and transaction information. The Guidelines also prohibit service providers from illegally selling or disclosing users’ personal information. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the customer’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law that will take effect on November 1, 2021, which provides for various requirements on personal information protection, including legal bases for data collection and processing, requirements on data localization and cross-border data transfer, and requirements for consent and requirements on processing sensitive personal information. The Personal Information Protection Law apply to the activities of processing the personal data of natural persons within the territory of the PRC. The individual’s consent shall be obtained to process personal data in accordance with other relevant provisions of this Law, subject to certain exceptions stipulated in this Law.

For our Reception Robot (T – Series), which is designed for indoor deployment at ingress/egress points for access control management. The T – Series features include contactless temperature screening and attendance management etc., upon our customers (mainly are property owners or property management companies of shopping malls, residential buildings, educational institutions, corporate buildings, hospitals, supermarkets, transportation stations, hotels and entertainment venues)’requests to perform the aforesaid functions, the T – Series robots collect and use relevant personal information necessary for providing services to the customers, such information will be managed independently by the customers themselves via isolated storage, and to avoid any confusion, such collection only happens when the owners of the information voluntarily reveal their personal information to our customers. We may be required by the CAC or other PRC regulatory body to obtain consent from the end users. While we have taken measures to protect the personal information that we have access to, our security measures could be breached resulting in the leak of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On January 26, 2017, the State Administration of Foreign Exchange promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to this Circular, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not obtained registration as required before the implementation of the Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014, respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Limitation on the ability of our PRC subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.”

M&A Rules and Regulations on Overseas Listings and Acquisition of the Domestic Related Companies

On August 8, 2006, six PRC regulatory agencies, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were later amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. Furthermore, Merger and acquisition of a domestic company with a related party relationship by a domestic company, enterprise or natural person in the name of an overseas company legitimately incorporated or controlled by the domestic company, enterprise or natural person shall be subject to examination and approval by the MOFCOM.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Opinions on Security Activities, which calls for the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, for public comments. Pursuant to these drafts, PRC domestic companies that seek to directly or indirectly offer and list their securities, including overseas, should file with the CSRC certain required documents.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

Regulations Relating to Taxation

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and amended on December 29, 2018. According to Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation and went into effect on April 1, 2018, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner,” if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Enterprise Income Tax and Individual Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amanded on April 23, 2018. The Enterprise Income Tax Law and its relevant implementing rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign-invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within seven days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

In September 1980, the State Council promulgated the Implementing Rules of the Individual Income Tax Law, which was amended on January 1, 2019. The Individual Income Tax Law and its relevant implementing rules impose a uniform 20% individual income tax rate, which is applicable to both resident individuals and non-resident individuals for Income from interest, dividends and bonuses derived from enterprises in China, or from transfer of properties such as equity of Chinese enterprises. As provided in Article 8, the tax authorities shall have the right to make tax adjustment based on a reasonable method when an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains. Under the Individual Income Tax Law of the PRC and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC income tax, in each case if such investors carry out the transaction without reasonable business purpose and obtains improper tax gains, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

See “Risk Factors—Risks Related to Doing Business in China—You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares.”

Value-Added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and General Administration of Customs issued Announcement on Policies for Deepening the VAT Reform jointly, under which the VAT rates under the basic mechanism is 13% for the sectors such as operating and financial leases of equipment, 9% for sectors such as transportation, postal, basic telecommunication, and construction services as well as sales and leases of real property and real property rights, 0% for exported services and 6% for all remaining services, including financial services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Furthermore, according to Announcement of the State Taxation Administration on Matters relating to Expanding the Scope of the Pilot Scheme for Issuance of Special VAT Invoices by Small-Scale Taxpayers issued by State Administration on February 3, 2019, the basic mechanism may not apply to small-scale taxpayers who may pay the VAT taxes at the levy rates of 3% and 5% on the basis of their sales amount.

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

A. Operating Results

Introduction

The following discussion, which presents the results of Guardforce AI Co., Limited and its consolidated subsidiaries, should be read in conjunction with the accompanying consolidated financial statements and notes thereto for the years ended December 31, 2022, 2021 and 2020, along with the risk factors discussed in Part I, Item 3D, “Risk Factors,” and the cautionary statement regarding forward-looking information.

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

On February 4, 2021, we entered into a purchase and sale agreement to acquire a 51%, or majority, interest in Handshake in exchange for 1,091 (post-consolidation) restricted ordinary shares. This acquisition was completed on March 25, 2021. The restricted ordinary shares that we issued to the seller (“Consideration Shares”) are subject to a two-year lockup and certain share claw back provisions as follows (the Consideration Shares shall be subject to the clawback for the targets audited and under Hong Kong Financial Reporting Standards): (i) 50% of the Consideration Shares (i.e., 545 post consolidation number of shares) shall be subject to the revenue target and net profit of the Company in the fiscal year of 2023 (HK$6,000,000 and HK$104,703); and (ii) the remaining 50% of the Consideration Shares (i.e., 546 post consolidation number of shares) shall be subject to the revenue target and net profit of the Company in the fiscal year of 2024 (which will be determined by the end of year 2023). The difference between the targets above and the final respective revenue and net profit figures as reflected in the audited accounts shall be the amount of Consideration Shares to be clawed back. Any amount of the Consideration Shares shall be proportionately adjusted in accordance with the effectuated reverse split or forward split.

Effective March 1, 2021, Mr. Jingxu Wu resigned from his position as a member of our board of directors. Mr. Feng Dai was appointed as a member of our board of directors, replacing Mr. Wu in this position.

On May 17, 2021, Terence Wing Khai Yap resigned as our Chief Financial Officer and, on the same date, Ms. Chung Chi Ng was appointed as our new Chief Financial Officer.

On September 28, 2021, the Company completed an initial public offering to issue 90,309 (post-consolidation) units, each unit consisting of one of our ordinary shares, par value $0.12 (post-consolidation) per share, and a warrant to purchase one ordinary share at $166 (post-consolidation) per unit for aggregate gross proceeds of approximately $15 million. Each ordinary share is being sold together with one warrant to purchase one ordinary share. Each whole share exercisable pursuant to the warrants will have an exercise price per share at $6.4 (post-consolidation), as adjusted pursuant to Section 3(b) of the Ordinary Share Purchase Warrant and the exercise price was further adjusted upon the warrant solicitation inducement in July 2022 (see below). The warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date.

Effective September 28, 2021, we appointed Donald Duane Pangburn to our board of directors. Mr. Pangburn is an independent director and Chair of the Audit Committee.

Effective September 28, 2021, we appointed John Fletcher to our board of directors. Mr. Fletcher is an independent director and Chair of the Compensation Committee.

Effective September 28, 2021, we appointed David Ian Viccars to our board of directors. Mr. Viccars is an independent director and Chair of Nominating and Corporate Governance Committee.

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

On November 18, 2021, the Company entered into a Transfer Agreement (the “Macau Agreement”) to acquire 100% of the equity interests in Macau GF. Pursuant to the Macau Agreement and upon the closing of the acquisition, Macau GF became a wholly owned subsidiary of the Company. The acquisition was closed on February 9, 2022. AI Macau was controlled by Mr. Tu’s brother before the acquisition was completed.

On November 18, 2021, the Company entered into another Transfer Agreement (the “Malaysia Agreement”) to acquire 100% of the equity interests in GF Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia (“Malaysia GF”). Pursuant to the Malaysia Agreement and upon the closing of the acquisition, Malaysia GF became a wholly owned subsidiary of the Company. The acquisition was closed on January 20, 2022. The acquisitions of Macau GF and Malaysia GF provide the Company entry into the Macau and Malaysia markets with a focus on education, hospitality, retail and corporate sectors. AI Malaysia was controlled by Mr. Tu’s brother before the acquisition was completed.

On December 6, 2021, GFAI Robotics Group Co., Limited (“AI Robotics”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004. AI Robotics is a 100% owned subsidiary of Guardforce.

On January 20, 2022, the Company completed a private placement with several investors, wherein a total of 197,999 (post-consolidation) ordinary shares of the Company, par value $0.12 (post-consolidation) per share were issued at a purchase price of $7.2 (post consolidation) per share, with each investor also receiving a warrant to purchase up to a number of ordinary Shares equal to 150% of the number of ordinary Shares purchased by such investor in the offering, at an exercise price of $7.2 (post-consolidation) per share, for a total purchase price of approximately $10.3 million.

On February 18, 2022, we announced that we have deployed more than 1,400 robots in the Asia Pacific area.

On February 28, 2022, we incorporated GFAI Australia, a wholly owned subsidiary of our Company. We have not sent any employees or representatives to Australia due to Covid travel restrictions. GFAI Australia currently does not have any business operations. However, we have already started performing market research and development remotely. During the year ended December 31, 2022, no revenue was generated from GFAI Australia.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement with Shenzhen Kewei relating to the acquisition of Shenzhen GFAI and Guangzhou GFAI, this acquisition was completed on March 22, 2022, we issued 53,571 (post-consolidation) restricted ordinary shares to the vendors’ designated parties.

On March 13, 2022, we incorporated GFAI Robot Dubai. We have sent a representative from our Company to Dubai to perform the initial setup and market research and development. GFAI Robot Dubai was incorporated to help our Company enter the Dubai market. During the year ended December 31, 2022, no revenue was generated from GFAI Robot Dubai.

On March 21, 2022, the Company signed a non-binding letter of intent (the “LOI”) with Shenzhen Kewei and Shenzhen Yeantec (together, the “Kewei Group”) to purchase up to 36 of the Kewei Group’s subsidiaries located in China. Under the LOI, in the first of two phases, we will acquire eight of the Kewei Group companies. The second phase provides us with the right of first refusal to purchase the remaining 28 companies within a period of 24 months from the date of the signing of the LOI. This LOI was terminated on September 13, 2022.

On April 6, 2022, we and certain investors entered into a securities purchase agreement (the “April 2022 SPA”), pursuant to which we agreed to sell to such investors an aggregate of 218,484 (post-consolidation) ordinary shares in a registered direct offering (the “Registered Direct Offering”). As a result of the Registered Direct Offering, the exercise price of the Company’s Private Warrants was adjusted to $46 (post-consolidation) pursuant to the antidilution provisions of s warrants. During the fiscal year 2022, 8,195,641 warrants were exercised. Since January 1, 2023, to the date of this report, 6,007,942 warrants were exercised.

On May 24, 2022, we entered into a Sale and Purchase Agreement (the “Yeantec Agreement”) with Shenzhen Yeantec acquire 100% of the equity interests in Beijing Wanjia from Shenzhen Yeantec. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On June 16, 2022, the Company issued 94,500 (post-consolidation) restricted Ordinary Shares to the sellers’ designated parties.

On June 16, 2022, a total of 243,000 (post-consolidation) shares were issued as a deposit to acquire 100% of the equity interests in the remaining seven Kewei Group companies out of the eight phase one companies. On September 13, 2022, we signed a termination agreement with the shareholders of seven Kewei Group companies to terminate such acquisition. The shares issued will be cancelled. As of the date of this report, 243,000 (post-consolidation) restricted ordinary shares amounting to $4,860,000 were returned to us.

On July 12, 2022, we entered into warrant solicitation inducement letters (the “Inducement Letters”) with several accredited investors that are existing holders (collectively, the “Exercising Holders”) of its Private Warrants wherein the investors agreed to exercise 139,547 (post-consolidation) outstanding Private Warrants (the “Existing Warrants”) to purchase an aggregate of 139,547 (post-consolidation) Ordinary Shares for cash, at an exercise price reduced by the Company from $46 (post-consolidation) per share to $9.52 (post-consolidation) per share (the “Warrant Exercise”). In consideration for the immediate exercise of the Existing Warrants for cash, the Company will issue one-half (1/2) of an Ordinary Share (the “Share Consideration”) for each Warrant Exercise. As a result, the Exercising Holders will receive approximately 69,773 (post-consolidation) Ordinary Shares as Share Consideration. We expect to receive aggregate net proceeds of approximately $1.23 million from the exercise of the Existing Warrants by the Exercising Holders, after deducting fees and expenses. As a result of the Warrant Exercise, the exercise price of the Company’s Public Warrants is being adjusted to $6.40 (post-consolidation) to purchase 1 share and the exercise price of the Company’s Private Warrants is being adjusted to $9.52 (post-consolidation) to purchase 1 share, which is the floor price of the Private Warrants, pursuant to the antidilution provisions of both warrants. The Company will send notices to warrant holders regarding the adjustment of exercise price on July 13, 2022. In addition, in connection with the transactions contemplated by the Inducement Letters, we obtained waivers and amendments from the requisite investors under the January 2022 SPA and the April 2022 SPA to eliminate the prohibition on variable rate transactions set forth in such agreements. EF Hutton, division of Benchmark Investments, LLC acted as warrant inducement agent and financial advisor in connection with the transaction.

On June 22, 2022, we closed the acquisition of 100% equity interests in Beijing Wanjia from Shenzhen Yeantec.

On August 31, 2022, our previous Chairman Terence Wing Khai Yap (“Mr. Yap”) resigned as the Chairman of the Board of the Company, and Ms. Chung Chi Ng (“Ms. Ng”) resigned as the Chief Financial Officer of the Company, effective as of August 31, 2022. On the same date, the board of directors (the “Board”) of the Company appointed Ms. Lei Wang (“Ms. Wang”) as the Chairman of the Board of the Company, Mr. Lin Jia (“Mr. Jia”) as the President of the Company, Mr. Yu-Heng Ma (“Mr. Ma”) as the Chief Financial Officer of the Company and Mr. Mingchang Liu (“Mr. Liu”) as the Chief Technology Officer of the Company. For example, please refer to our 6-K furnished on September 2, 2022.

On September 13, 2022, we signed a letter of intent to acquire Shenzhen Kewei, a high-tech affiliated robotics company specializing in developing robotics software solutions and robotics management platforms, as well as robotics sales and technical services. We subsequently changed this intent business acquisition to acquisition of asset. On December 21, 2022, we signed an asset purchase agreement with Shenzhen Kewei, to purchase certain of Shenzhen Kewei’s robot-related business assets in China.

On September 19, 2022, we were awarded a 5-year contract by the Bank of Thailand to manage its Consolidated Cash Centers (CCCs) in the city of Ubonratchathani and the city Phitsanulok in Thailand.

On September 23, 2022, we entered into a partnership agreement with Riversoft Inc., a Peakwork Company that is specialized in travel management software, to co-develop and co-launch contactless travel services with our GFAI’s Concierge robots.

On October 25, 2022, we entered into a securities purchase agreement (the “Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured convertible promissory note on October 25, 2022 in the original principal amount of $1,707,500.00 (the “Note”), convertible into Ordinary Shares, par value then being $0.12 (post-consolidation) per share, of the Company (the “Ordinary Shares”). The Note bears simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable on the maturity date (the “Maturity Date”), which is twelve months after the purchase price of the Note is delivered by Investor to the Company. The Company may pay all or any portion of the amount owed earlier than it is due; provided that in the event the Company elects to prepay all or any portion of the outstanding balance, the Company shall pay to the Investor 120% of the portion of the outstanding balance the Company elects to prepay. Early payments of less than all principal, fees and interest outstanding will not, unless agreed to by Investor in writing, relieve the Company of the Company’s remaining obligations hereunder. Under the Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Ordinary Shares listed on Nasdaq. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note). The Note and the Agreement triggered the participation rights of the Company’s private warrants holders (the “Holders”), pursuant to that Securities Purchase Agreement dated January 18, 2022 (the “PIPE Purchase Agreement”), in which the Company issued to the Holders Ordinary Shares, and Ordinary Share purchase warrants. According to the PIPE Purchase Agreement, each Holder has the right to participate up to an amount equal to 35% of the Subsequent Financing (as defined in the PIPE Purchase Agreement) in the aggregate on the same terms, conditions and price provided for in the Subsequent Financing. The Company provided notice to the Holders regarding the Holders’ participation rights on October 24, 2022. None of the Holders elected to participate within the prescribed time frame. In addition, as a result of the Company entering into the Agreement and issuing the Note, the exercise price of the Company’s private warrants is being adjusted to $7.20 (post-consolidation) per share, which is the floor price of the Note, pursuant to the antidilution provisions of the private warrants. The Company sent notices to the private warrant holders regarding the adjustment of exercise price on October 26, 2022.

On November 22, 2022, we announced the formal launch of the “AIoT” Robot Advertising model, and the mobile application, GFAI A, on the Apple App Store in Asia. The intial launch of the app is commencing with robots in Macau.

On December 19, 2022, our former Chief Technology Officer (“CTO”), Mingchang Liu, resigned from his position as CTO of the Company. Mr. Liu’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On December 21, 2022, we entered into an asset purchase agreement (the “Agreement”) with Shenzhen Kewei, to purchase certain of Kewei’s robot-related business assets in China. Under the terms of the Agreement, the Company will acquire, and Shenzhen Kewei will transfer to the Company, select robotic equipment assets, Shenzhen Kewei’s client base, sales pipeline and related sales channels and staff, as well as provide the Company with rights to the permanent use of its patents. The purchase price for these assets is 2.1 million US dollars, which has been fully paid in the form of 262,500 (post-consolidation) restricted ordinary shares of the Company based on a price of $8.00 per share. The acquisition was closed on February 15, 2023.

On December 31, 2019, Guardforce TH entered into a loan agreement with Profit Raider Investment Limited (the “Loan”). On March 11, 2020, Guardforce TH entered into a second supplemental agreement to the loan agreement with Profit Raider to extend the due date of the Loan to December 31, 2020. On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of the Company from Guardforce AI Technology to Profit Raider. As a result of this share transfer, Profit Raider has been deemed an affiliate of the Company. On December 31, 2020, the Loan was extended to December 31, 2022 with the same terms and conditions by entering into a third supplemental agreement between Guardforce TH and Profit Raider. On September 29, 2022, Profit Raider entered into a deed of assignment and transfer (the “Assignment Deed”) with WK Venture, as a result, the Loan was assigned and transferred to WK Venture. On December 30, 2022, the loan with WK Venture was extended to December 31, 2024, with the same terms and conditions, by entering into a fourth supplemental agreement (the “Fourth Supplemental Agreement”) between Guardforce TH and WK Venture.

On January 13, 2023, we announced that we have secured a 5-year contract and a 3-year contract with pre-existing customers for its secured logistics and cash handling services. Our 5-year contract is with Don Muang Tollway Public Company Limited (“DMT”), a toll facility management company that constructs and manages toll roads, and our 3-year contract is with a renowned retail chain store in Thailand.

On January 31, 2023, our shareholders approved a 1-for-40 consolidation of our authorized and issued ordinary shares, the fractional shares proposal; and immediately following the completion of the share consolidation, our shareholders approved an increase in its authorized ordinary shares from 7,500,000 ordinary shares to 300,000,000 ordinary shares. The share consolidation was effective upon passing of the ordinary resolutions on January 31, 2023. On March 8, 2023, we issued a Notice regarding Adjustment of Exercise Price (for Public Warrants) after Share Consolidation to our public warrant holders. As a result of the share consolidation, the exercise price under the public warrant was proportionately increased from $0.16 to $6.40, the exercise price under the private warrant was proportionately increased from $0.18 to $7.20. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

On February 23, 2023, we signed an Artificial Intelligence of Things (AIoT) Robot Advertising contract with a local government office in Macau to promote shows, exhibitions and forums on approximately 165 robots for a total period of 20 weeks.

On March 22, 2023, our wholly owned subsidiary GFAI Vietnam was formally de-registered.

On April 17, 2023, Streeterville Capital, LLC delivered to the company a conversion notice informing us that it had elected to convert a portion of the Note balance ($1,238,400.00) at the conversion price of $7.20 into fully paid and non-assessable ordinary shares of the Company. In connection with this conversion, we issued 172,000 restricted ordinary shares to Streeterville Capital, LLC on April 19, 2023. As of April 17, 2023, the date of conversion notice, $534,743.89 remained outstanding under the Note.

Overview

We were founded in 2018 with the purpose to acquire our operating subsidiary GF Cash (CIT) and develop complementary technology related solutions and services.

In 2020, we established a Robotics Solution business with a goal of diversifying our revenue base, proven to be well timed as the global COVID-19 pandemic soon followed.

In March 2021, we acquired 51% of Handshake Networking Limited, or Handshake, in Hong Kong as part of our strategy to enter into the Information Security business.

The principal executive office of our company was changed to Singapore from Bangkok, Thailand in November 2021.

On March 22, 2022, we acquired 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI in Greater Bay Area of China. This acquisition is expected to serve an integral role in the growth of Guardforce AI’s robotics as a service (RaaS) business initiative.

On June 22, 2022, we closed the acquisition of 100% equity interests in Beijing Wanjia, an integrated security provider with 25 years of experience, from Shenzhen Yeantec.

Our businesses are categorized into four main units:

[i]	Secured Logistics Business;

[ii]	General Security Solutions;

[iii]	Robotics Solution Business; and

[iv]	Information Security Business.

Guardforce Cash Solutions Security (Thailand) Company Limited, or GF Cash (CIT), is the only subsidiary providing secured logistics services with operations in Thailand. Secured logistics business is our largest business segment which provides cash solutions (i.e., efficient cash management) and cash handling services to customers including cash transportation, cash processing and ATM services markets in Thailand. We attribute our success to our focus on quality service, customer retention, and a disciplined approach to growth. We believe our business is a premium provider of services in the markets that we serve.

Our newly developed robotic AI solutions service, information security service and general security solutions service are reported as separate segments during the year ended December 31, 2022.

We have grown consistently over the past several years due to our ability to attract and retain customers by providing quality services while operating as efficiently as possible. Our revenue declined by 1.9% during the year ended December 31, 2022, due to the impact of COVID-19. Revenues are fairly predictable because most of our service revenues are derived from three-year contracts that generally include recurring one-year renewal clauses. During the years ended December 31, 2022, 2021 and 2020, recurring revenues for GF Cash (CIT), our main operating subsidiary have been approximately 89.6%, 97.6% and 99.4% of our total revenues. Our primary customers are banks within our secured logistic business unit, which comprise approximately 65.5%, 64.0% and 69.0% of our secured logistic revenue for the year ended December 31, 2022, 2021 and 2020, respectively.

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

Our Employees

We rely heavily on our employees to provide quality service. Our services are rendered mainly through our operation team based in 21 different branches to customers in Thailand. As of December 31, 2022, GF Cash (CIT) and Guardforce operations team was comprised of a total 1,753 employees. As of December 31, 2022, we have 1,688 employees in our operations teams. We intend to increase our customer satisfaction by retaining our employees and training them on a regular basis. We also depend to a large extent on our employees to maintain a consistent standard of service and brand image. As we are operating in a labor-intensive industry, changes in labor costs will significantly affect our results of operations. We typically maintain good relationships with our employees and are able to control labor costs through maintaining a low employee turnover ratio and negotiating reasonable annual salary increments with our employees. Employee dissatisfaction and increases in our labor costs could negatively affect our results of operations and gross profit margins to the extent that we are unable to retain customers and pass added labor costs on to customers. The GF Cash (CIT) workforce is unionized. Management representatives conduct monthly meetings with union representatives to keep close communication and maintain a good relationship between the parties. Also, an officer of the GF Cash (CIT) Department of Labor Protection and Welfare of the Thailand government participates in union meetings along with management to ensure proper communications are in place among the parties. Internal legal counsel and our Human Resources manager together ensure that all employee benefits are provided as required and that Thai labor laws and regulations are complied with fully.

Competition

Our industry is competitive. We compete with a number of national, regional, and local providers of cash security services. We compete principally on the basis of brand image, service quality, price and size, and coverage of service network. We may need to reduce our prices, enhance our service and marketing activities in order to remain competitive.

Business Segment Information

We operate in four business segments.

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

	For the years ended December 31,
	2022		2021		2020
	$	% of Revenue	$	% of Revenue	$	% of Revenue

Revenue	34,477,948	100.0%	35,153,190	100.0%	37,648,782	100.0%
Cost of sales	(30,246,724)	(87.7)%	(31,084,833)	(88.4)%	(31,374,098)	(83.3)%
Gross profit	4,231,224	12.3%	4,068,357	11.6%	6,274,684	16.7%
Provision for and write off of withholding tax receivables	(448,243)	(1.3)%	(190,038)	(0.5)%	(1,722,762)	(4.6)%
Provision for obsolete inventory	(942,882)	(2.7)%	-	-%	-	-%
Impairment loss on fixed assets	(4,408,037)	(12.8)%	-	-%	-	-%
Selling, distribution and administrative expenses	(15,320,201)	(44.4)%	(7,582,043)	(21.6)%	(6,674,472)	(17.7)%
Operating loss	(16,888,139)	(48.9)%	(3,703,724)	(10.5)%	(2,122,550)	(5.6)%
Other income, net	88,732	0.3%	285,220	0.8%	52,956	0.1%
Foreign exchange (losses) gains, net	(590,965)	(1.7)%	(1,821,175)	(5.2)%	68,924	0.2%
Finance costs	(1,143,478)	(3.3)%	(984,843)	(2.8)%	(898,748)	(2.4)%
Loss before income tax	(18,533,850)	(53.6)%	(6,224,522)	(17.7)%	(2,899,418)	(7.7)%
Provision for income tax (expense) benefit	(132,208)	(0.4)%	732,868	2.1%	(242,837)	(0.6)%
Net loss for the year	(18,666,058)	(54.0)%	(5,491,654)	(15.6)%	(3,142,255)	(8.3)%
Net loss attributable to:
Equity holders of the Company	(18,564,794)		(5,481,927)		(3,126,024)
Non-controlling interests	(101,264)		(9,727)		(16,231)
	(18,666,058)		(5,491,654)		(3,142,255)

Comparison of Years Ended December 31, 2022 and 2021

Revenue.

For the year ended December 31, 2022, our revenue was $34,477,948, a decrease of $675,242, or 1.9%, compared to $35,153,190 for the year ended December 31, 2021. We operate our major business in Thailand, where schools, bars and massage parlours have been closed, and alcohol sales have been banned in restaurants in a bid to curb the pandemic until mid 2022. The continuous spread of COVID-19 in 2022 led to the decrease in our revenue in 2022. The frequency of services delivered for our CIT and ATM management services business was affected as certain customers’ facilities were closed to curtail the spread of the coronavirus and the length of closures was longer as compared to the fiscal year 2021. Although there was a drop in revenue for CIT related business, CP All Public Company, the largest business retailer in Thailand, became one of our top four customers. We benefited from an increase and stronger demand for our GDM products and Robotics AI Solutions business by our customers. For the year ended December 31, 2022, the revenue contribution from our Guardforce Digital Machine, or GDM product has experienced continuous increase in the past years and it increased by $126,769 or 7.7%, which represents approximately 5.2% of our total revenue as compared to 4.7% for the year ended December 31, 2021. For the year ended December 31, 2022, the revenue contribution from our Robotics AI Solutions increased by $903,577 or 245.1%, which represents approximately 3.7% of our total revenue as compared to 1.0% for the year ended December 31, 2021. In addition, we acquired Handshake on March 25, 2021, which contributed $512,300 or 1.5% to our consolidated revenue for the year ended December 31, 2022. In addition, we began operating in China in March 2022 by acquiring Shenzhen GFAI and Guangzhou GFAI, two subsidiaries operating in robotics business and in June by acquiring Beijing Wanjia, a subsidiary operating in general security solutions business. China has become our second largest geographic operation. However, our robotics business in China has been significantly impacted by the Chinese government’s “Zero-Covid” policy until the fourth quarter of 2022 when the Chinese government lifted such policy. Revenue contributed by Shenzhen GFAI and Guangzhou GFAI to our consolidated revenue for the year ended December 31, 2022 was $661,839. Revenue contributed by Beijing Wanjia to our consolidated revenue for the year ended December 31, 2022 was $1,785,789.

Cost of sales and gross profit.

Cost of sales:

Cost of sales consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2022, our cost of sales was $30,246,724, a decrease of $838,109, or 2.7%, compared to $31,084,833 for the year ended December 31, 2021. Cost of sales as a percentage of our revenues decreased slightly from 88.4% for the year ended December 31, 2021, to 87.7% for the year ended December 31, 2022. This decrease was in line with the decrease in revenue. Despite fuel price, labor cost and other overhead costs continue to rise due to inflation, we continue our effective cost controls and savings measures to control our direct labor and overhead cost.

Gross profit:

As a percentage of revenue, our gross profit slightly increased from 11.6% for the year ended December 31, 2021 to 12.3% for the year ended December 31, 2022 primarily due to cost controls.

Provision for obsolete inventory.

During the year ended December 31, 2022, we made a provision for our robots’ inventory amounting to $942,882. This provision represents an estimate of the amount of inventory that may not be sold at its original cost due to obsolescence, damage, or a decline in market value. Our inventory provision is determined based on an analysis of historical sales trends, current market conditions, existing sales pipeline, and the age and condition of our inventory. During the fiscal year 2022, we experienced a decrease in demand for our robots compared to our budget due to the impact from COVID-19, resulting in excess inventory levels. This led to the recognition of a provision for inventory was needed as we adjusted our estimates for potential losses on slow-moving or obsolete inventory.

We have implemented measures to improve our inventory forecasting and management, including the use of our GFAI ICP which provides advanced analytics and planning. Going forward, we will continue monitoring our inventory levels and adjust our inventory provision as necessary. We believe that our proactive approach to inventory management will enable us to maintain a healthy balance between inventory levels and sales performance, while mitigating the impact of losses on our financial results. Overall, we believe that our inventory provision reflects our commitment to responsible inventory management and our focus on delivering long-term value to our shareholders.

Impairment loss on fixed assets.

During the year ended December 31, 2022, we recognized an impairment loss of $4,408,037 on our robots’ fixed assets. This impairment loss was primarily driven by our free trial business model that shows an inadequate estimated future cash flow associated with these assets. This impairment loss reflects the reduction in the value of the impaired assets and negatively impacts our financial performance.

Despite this impairment loss, we remain committed to investing in our robots’ assets to support our growth and expansion plans. We continue to evaluate our fixed assets on a regular basis to ensure that they remain relevant and meet our operational needs. Going forward, we will continue monitoring our fixed assets for indications of potential impairment and will adjust our estimates as necessary. We are committed to investing in our assets in a prudent and responsible manner, while balancing the need for growth and innovation with the need to maintain a strong balance sheet. Overall, we believe that our recognition of the impairment loss reflects our commitment to transparent and responsible financial reporting, and our focus on delivering long-term value to our shareholders.

Selling, distribution and administrative expenses.

The Company’s total selling, distribution and administrative expenses are comprised primarily of selling expenses and administrative expenses.

●	Selling and distribution expenses are comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibitions, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utility expenses and transportation charges.

●	Administrative expenses are comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements and motor vehicles and rental expenses of our offices in different countries.

For the year ended December 31, 2022, our total selling, distribution and administrative expenses were $15,320,201, an increase of $7,738,158, or 102.1%, compared to $7,582,043 for the year ended December 31, 2021. The net increase was mainly due to:

a)	Increase in headquarter expenses, including staff expenses, directors’ emoluments, sales and marketing and for general corporate purposes and legal and professional fees in connection with the private placements, warrants solicitation, and acquisition of subsidiaries; and

b)	Increase in robotics business expenses including staff expenses, rental expenses and marketing expenses to further our robotics as a service business and related technology capabilities. During the year ended December 31, 2022, we acquired four robotics related subsidiaries and incorporated twelve robotics related entities around the globe.

Although we continue our cost reduction measures, we expect our selling and distribution expenses will increase over time as we continue to expand our business and promote our Guardforce brand. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Other income.

Other income is comprised mainly of miscellaneous income, interest income and gain (loss) from disposal of fixed assets.

For the year ended December 31, 2022, other income was $88,732, a decrease of $196,489 or 68.9%, as compared to $285,220 for the year ended December 31, 2021. The decrease was mainly due to a related party payable of $224,766 which was forgiven in May 2021, no such event incurred during the year ended December 31, 2022.

Finance costs.

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings, third party borrowing and related party borrowings utilized for working capital purposes.

For the year ended December 31, 2022, finance costs were $1,143,478, an increase of $158,635 or 16.1%, as compared to $984,843 for the year ended December 31, 2021. The increase was due to the cash placement agent fee of $207,000 and accrued interest expense $22,767 in connection with the convertible note we entered on October 25, 2022.

Income tax (expense) benefit.

For the year ended December 31, 2022, our income tax expense was $132,208, a decrease of $865,076, or 118.0%, as compared to income tax benefit of $732,868 for the year ended December 31, 2021. During the year ended December 31, 2021, income tax benefit represents the recognition of deferred taxes relating to the reported taxable loss in 2021 to be carried forward to offset future taxable profit as we believe it is probable that taxable profits will be available against which the deferred tax asset can be utilized by fiscal year 2026. During December 31, 2022, we adjusted the overstated deferred tax asset to income tax expense in 2022 based on the estimate of our taxable profit available to utilize against the deferred tax asset in the next five years.

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in different countries we operate our business.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the BVI is not subject to taxation in the British Virgin Islands.

Our operating subsidiaries incorporated in different tax jurisdiction are subject to different corporate income tax rate as follows:

Corporate income tax rate
Hong Kong	16.5%
Singapore	17.0%
Thailand	20.0%
Malaysia	24.0%
Macau	12.0%
United States	21.0%
Australia	0.0%
United Arab Emirates	25.0%
United Kingdom	19.0%
South Korea	25.0%
Japan	23.2%
Canada	15.0%
Vietnam	20.0%
China	25.0%

Net loss

For the year ended December 31, 2022, our net loss was $18,666,058, an increase in net loss of $13,184,131, as compared to a net loss of $5,491,654 for the year ended December 31, 2021. Our results for 2022 were negatively affected by inflationary cost pressures, the provision made on inventory, impairment loss recognized on fixed assets and the increase in selling, distribution and administrative expenses.

Although we incurred a significant net loss for the year ended December 31, 2022, we expect to see a positive trend in our future results.

Net loss attributable to non-controlling Interests

For the years ended December 31, 2022 and 2021, net loss attributable to non-controlling interests were $101,264 and $9,727 respectively.

Net loss attributable to equity holders of the Company

For the years ended December 31, 2022 and 2021, our net loss attributable to equity holders of the Company were $18,564,794 and $5,481,927 respectively.

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

For the year ended December 31, 2021, other income was $285,220, an increase of $232,264 or 438.6%, as compared to $52,956 for the year ended December 31, 2020. The increase was mainly due to a related party payable of $224,766 which was forgiven in May 2021.

Finance costs.

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings, third party borrowing and related party borrowings utilized for working capital purposes.

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

For the years ended December 31, 2021 and 2020, net losses attributable to non-controlling interests were $9,727 and $16,231 respectively.

Net loss attributable to equity holders of the Company

For the years ended December 31, 2021 and 2020, our net loss attributable to equity holders of the Company were $5,481,927 and $3,126,024 respectively.

Inflation

Our operating results for 2022 were negatively affected by the recent inflationary cost pressures. The higher fuel price, transportation costs, and higher wage rates impact the profitability of our business. We will develop operational strategies to mitigate the inflation which involve a combination of cost-cutting measures and adjustments to pricing.

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Critical Accounting Policies

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

Non-IFRS adjusted net (loss) income represents net (loss) income before (i) finance costs, foreign exchange losses (gain), income tax expense (benefit) and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, provision for and written off of withholding tax receivables, provision for obsolete inventory and impairment loss on fixed assets.

Non-IFRS earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net income to EBITDA and non-IFRS net income for the periods indicated:

	For the years ended December 31,
	2022	2021	2020
Net loss – IFRS	$(18,666,058)	$(5,491,654)	$(3,142,255)
Finance costs	1,143,478	984,843	898,748
Income tax expense (benefit)	132,208	(732,868)	242,837
Depreciation and amortization expense	5,981,407	5,032,642	5,034,019
EBITDA	(11,408,965)	(207,037)	3,033,349
Written off/ Provision for withholding tax receivables	448,243	190,038	1,722,762
Provision for obsolete inventories	942,882	-	-
Impairment loss on fixed assets	4,408,037	-	-
Foreign exchange losses (gains), net	590,965	1,821,175	(68,294)
Adjusted net (loss) income (Non-IFRS)	$(5,018,838)	$1,804,176	$4,687,817

Non-IFRS (loss) earnings per share
Basic and diluted (loss) profit for the year attributable to ordinary equity holders of the Company	$(4.05)	$3.92	$10.89

Weighted average number of shares used in computation:
Basic and diluted	1,239,852 *	460,719 *	430,381 **

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.
**	Giving retroactive effect to the 2021 and 2023 share consolidation on August 20, 2021 and on January 31, 2023, respectively.

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

As of December 31, 2022, 2021 and, 2020, we had cash and cash equivalents of approximately $8.2 million, $15.9 million and $10.1 million, respectively.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,
	2022	2021	2020
Net cash (outflows) inflows from operating activities	$(19,190,237)	$979,164	$4,907,501
Net cash outflows from investing activities	(9,405,629)	(5,224,439)	(1,431,506)
Net cash inflows (outflows) from financing activities	20,937,985	10,653,312	(1,132,964)
Effect of exchange rate changes on cash	34,714	(684,136)	99,158
Net increase in cash and cash equivalents, and restricted cash	(7,623,167)	5,723,901	2,442,189
Cash and cash equivalents, and restricted cash at beginning of year	15,853,811	10,129,910	7,687,721
Cash and cash equivalents, and restricted cash at the end of the year	$8,230,644	$15,853,811	$10,129,910

Operating Activities

Net cash outflows from operating activities were $19,190,237 for the year ended December 31, 2022. The difference between our net loss of $18,666,058 and net cash used in operating activities was mainly due to the adjustment of non-cash items (i) depreciation and amortization of $5,981,407 mainly comprised of depreciation of fixed assets, depreciation for right-of-use assets and amortization of intangible assets; (ii) interest expense of $1,083,276 for bank loans, third party loan and loans from related parties; (iii) provision for and write off of withholding tax receivables of $448,243 on the estimated uncollectible amounts of withholding taxes to be received; (iv) stock-based compensation of $252,095; (v) provision for obsolete inventories of $488,812; (vi) impairment loss on fixed assets of $4,408,037; (vii) the cash used in operating activities of $13,778,144 which was generally due to the increase in amount due from/to related parties of $11,840,712 including an amount due from a related party in connection with the prepayment of $6,952,330 for the purchase and return of robots and $7,020,000 of deposits paid to related parties for the acquisitions that was subsequently terminated, and the increase in the inventories of $2,876,443 that during the year ended December 31, 2022, we purchased robots from related parties totaled amounting to $3,384,271.

Investing Activities

Net cash outflows from investing activities were $8,729,421 for the year ended December 31, 2022, which was mainly due to (i) the purchase of intangible assets of $3,242,537 including the $3,000,000 paid to a related party for the development of the GFAI Intelligent Cloud Platform V2.0 (“ICP”) to help better manage the remotely deployed robots and to facilitate the development of additional features and applications.; (ii) purchase of property and equipment of $3,726,186; and (iii) payment for the acquisitions of subsidiaries of $1,840,000.

Financing Activities

Net cash generated from financing activities was $20,937,985 for the year ended December 31, 2022, which was mainly attributable to the two private placements we completed. On January 20, 2022, we completed a private placement, wherein a total of 197,999 (post-consolidation) ordinary shares, with each investor also receiving a warrant for aggregate gross proceeds of approximately $10.3 million. On April 6, 2022, we completed another private placement to sell a total of 218,484 (post-consolidation) ordinary shares for aggregate gross proceeds of approximately $10.0 million. In addition, on October 25, 2022, we issued a convertible note to an investor for $1,500,000.

The cash generated was offset with (i) repayment of borrowings of $4,499,358; and (ii) lease payments and interest paid of $2,849,816.

Loan from WK Venture Success Limited

On April 25, 2018, Guardforce TH Group Company Limited (“Guardforce TH”), entered into an agreement with Profit Raider Investment Limited (“Profit Raider”) to transfer a loan in the principal amount of $13.42 million (the “Loan”) between Guardforce TH and Guardforce AI Co., Limited (the “Company”) to Profit Raider. As a result, the Company recorded a short-term borrowing in the Loan bearing interest at 4% from April 30, 2019 to December 31, 2019 and 3.22% prior to April 30, 2019. The Company assumed an additional liability of approximately $576,000 which has been treated as an additional expense paid in 2018. The holding companies have guaranteed the short-term borrowing from Profit Raider which amount is due on December 31, 2020. On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of the Company from Guardforce AI Technology to Profit Raider. As a result of the 2021 and 2023 share consolidation, the number of ordinary shares transferred to Profit Raider became 41,666. On September 29, 2022, Profit Raider entered into a deed of assignment and transfer (the “Assignment Deed”) with WK Venture Success Limited (“WK Venture”), and the Loan was assigned and transferred to WK Venture. On December 30, 2022, Guardforce TH entered into two supplemental agreements (the “Agreements”) with WK Venture and other parties thereto to further extend the Loan to December 31, 2024 which was conditional upon payment by Guardforce TH to WK Venture of $100,000 as part payment of the interest accrued with the same interest rate on the Loan. Such payment was made in full upon the execution of the Agreement. For the year ended December 31, 2022, interest expense was $616,116. This loan is classified as long-term borrowing.

Being that in accordance with the terms of the Agreements, the Company is required to pay the full principal amount of the Loan, along with accrued interest, on December 31, 2024 and the Company is not required to make monthly payments on this obligation.

C. Research and Development, Patents and Licenses, Etc.

We incurred $99,947 research and development expense during the year ended December 31, 2022 for upgrading the features of our robots in China. On February 8, 2022, we entered into a Commission Development Agreement with Shenzhen Kewei for the development of a robotics management platform named GFAI Intelligent Cloud Platform V2.0 (the “ICP”). The contract amount was $3,000,000 which was paid in 2022 as a one-time lump sum payment after the execution of the agreement. The ICP helps us to better manage the remotely deployed robots and to facilitate the development of additional features and applications. There is no intellectual property, in relation to the ICP, owned by the Company at this moment.

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

E. Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2022, 2021 and 2020 include the provision for sales returns, provision for obsolete inventory, allowance for withholding tax receivables, allowance for doubtful accounts, useful life of fixed assets, impairment of goodwill, measurement of retirement benefit obligations, measurement of consideration and assets and liabilities acquired as business combinations, accounting for leases and valuation of deferred tax assets. The estimated amount for sales warranty on the sale of robots at December 31, 2022, 2021 and 2020 were $nil.

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

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our current directors and executive officers.

NAME	AGE	POSITION
Lei Wang	40	Chief Executive Officer and Chair of the Board
Yu-Heng Ma	53	Chief Financial Officer
Kee Yun Kwan	64	Chief Operation Officer
Lin Jia	35	President
John Fletcher	53	Independent Director, Chair of Compensation Committee
David Ian Viccars	70	Independent Director, Chair of Nominating and Corporate Governance Committee
Donald Duane Pangburn	80	Independent Director, Chair of Audit Committee

Ms. Lei Wang - Chairwoman of the Board and Chief Executive Officer

Ms. Lei Wang has been the Chief Executive Officer of the Company since June 2019 and Chairwoman of the Board of the Company since August 2022. Ms. Wang has been the Vice Chairwoman of the Board of China Security Co., Ltd. (A-Share Stock Code of PRC: SH600654) since December 2017 and Director since May 2017 till present, served as the President since December 2017 till June 2019. Ms. Wang was the Director of Wuxi Wanjia Ankang Technology Co., Ltd. since August 2019 till August 2022, and the Director of Shenzhen Zhonghe Energy Storage Technology Co., Ltd. since October 2021 till present. Ms. Wang graduated from the Chinese University of Hong Kong with an MBA degree in November 2014.

Mr. Lin Jia – President

Prior to his appointment as President, Lin Jia served as Guardforce AI’s Head of Research & Development since May 2022. He brings extensive experience in the robotics industry, having served as the Chief Operating Officer and Chief Technology Officer at Shenzhen Intelligent Guardforce Robot Co., Ltd, a leading robotics company that specializes in the design, manufacturing, and application of service robots in Mainland China. During this time, he led a team of more than 300 R&D engineers to develop Robotics-as-a-Service (RaaS), Platform-as-a-Service (PaaS), and Software-as-a-Service (SaaS) products, as well as the hardware framework for indoor universal mobile robots. He also established and managed the sales, marketing, and technical teams for the RaaS business in more than 30 cities across Mainland China. Previously, Mr. Jia served as the Deputy General Manager at Shenzhen Kewei Robot Technology Co., Ltd where he oversaw daily operations of the Sales, Marketing, Tech Support, and Product departments. Prior to that, he worked as Manager of the Supply Chain & Product Center at Shenzhen Zhongzhi Kechuang Robot Co., Ltd and Deputy Manager of Product Center. Mr. Jia graduated from the University of Electronic Science and Technology of China with a Master’s degree in Engineering and obtained his Bachelor of Engineering degree from the Harbin Institute of Technology.

Mr. Yu-Heng Ma - Chief Financial Officer

Yu-Heng Ma brings more than 20 years of experience in finance and accounting, including with several publicly listed companies. He previously served as Chief Financial Officer at China Grand Star Luxury Cars Investment Holdings Limited, where he oversaw the deployment of strategic business plans to achieve accounting, compliance, and revenue targets. He also served as Chief Financial Officer & Executive Vice President of Summi Group (HKEX:00756), where he was responsible for fundraising, bank loan restructuring, and developing import and distribution strategies to increase profit margins. Prior to joining Summi, he was a Vice President of Taipei Fubon Commercial Bank (TWEX:2881) and held senior financial positions at other banks. Mr. Ma has been an independent non-executive director of China Fordoo (HKEX:02399) since March 16, 2022 and U-ton Future (HKEX:06168) since May 25, 2022. Mr. Ma is a member of Certified Practicing Accountant Australia. Mr. Ma graduated from Da-Yeh University in Taiwan with an MBA degree and from Soochow University in Taiwan with a Bachelor of Business Administration degree in Business Mathematics.

Mr. Kee Yun Kwan – Chief Operating Officer

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

Mr. John Fletcher - Independent Director

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

Mr. David Ian Viccars - Independent Director

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

Mr. Donald Duane Pangburn - Independent Director

Mr. Pangburn has served as a non-executive, independent director since September 28, 2021. Since his retirement in 2016, Mr. Pangburn has been active in personal investing and providing consulting services to friends and relatives. From 1991 to 2016, Mr. Pangburn was North America Director for the international CPA organization Horwath International and served on the organization’s executive council. Mr. Pangburn specialized in providing services primarily to SEC reporting clients in the United States, Hong Kong, Taiwan, Mainland China, Singapore and Malaysia. He also served clients in Europe, including France, the UK, and Austria. Mr. Pangburn is a Certified Public Accountant (CPA) in the United States. Mr. Pangburn graduated from University of Montana business school with a BA in business in 1965.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Executive Compensation

For the fiscal year ended December 31, 2022, the aggregate cash compensation and benefits that we paid to our officers was approximately $925,654. Except as indicated below and in section E. Share Ownership relating to the shares issued to our directors and executive officers under our 2022 Equity Incentive Plan, none of our executive or non-executive directors or officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended December 31, 2022. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive and non-executive directors and officers.

Director Compensation

For the fiscal year ended December 31, 2022, the aggregate cash compensation and benefits that we paid to our executive and non-executive directors was approximately $632,901. We did not pay other compensation to our directors. Except as indicated below and in section E. Share Ownership relating to the shares issued to our directors and executive officers under our 2022 Equity Incentive Plan, none of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended December 31, 2022. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our non-employee directors.

The following table sets forth certain information regarding compensation paid to our directors and senior management for the full fiscal year ended December 31, 2022.

Name	Officers and Directors	Compensation Received in 2022 ($)	Entitlement under Stock Option Plan	Other Entitlement
Lei Wang	Chief Executive Officer and Chair of the Board	351,344	NIL	NIL
Yu-Heng Ma(3)	Chief Financial Officer	65,137	NIL	NIL
Kee Yun Kwan	Chief Operation Officer	248,431	NIL	NIL
Lin Jia(4)	President	73,086	NIL	NIL
John Fletcher	Independent Director, Chair of Compensation Committee	53,710	NIL	NIL
David Ian Viccars	Independent Director, Chair of Nominating and Corporate Governance Committee	53,710	NIL	NIL
Donald Duane Pangburn	Independent Director, Chair of Audit Committee	53,710	NIL	NIL
Terence Wing Khai Yap(1)(2)	Previous Chairman of the Board	400,427	NIL	NIL
Chung Chi Ng(1)(2)	Previous Chief Financial Officer	259,000	NIL	NIL

(1)	Terence Wing Khai Yap resigned as our Chief Financial Officer on May 17, 2021 and Chung Chi Ng was appointed as Chief Financial Officer as of that date.
(2)	Terence Wing Khai Yap resigned as our Chairman of the Board on August 31, 2022 and Chung Chi Ng resigned as our Chief Financial Officer on August 31, 2022.
(3)	Yu-Heng Ma was appointed as our Chief Financial Officer on August 31, 2022.
(4)	Lin Jia was appointed as our President on August 31, 2022.

C. Board Practices

Board Composition and Committees

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of four directors, including three independent directors, namely, Lei Wang, John Fletcher, David Ian Viccars and Donald Duane Pangburn, so that a majority of our board of directors is independent.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whether outright or as security for any debt, liability or obligation of the company or of any third-party.

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

Compensation Committee

Our Compensation Committee consists of John Fletcher, Donald Duane Pangburn, Lei Wang and David Ian Viccars. John Fletcher, Donald Duane Pangburn and David Ian Viccars satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Fletcher serves as chairman of the Compensation Committee. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of David Ian Viccars, John Fletcher, Donald Duane Pangburn, and Lei Wang. Mr. David Ian Viccars serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum of association and second amended and restated articles of association (together the “amended and restated memorandum and articles of association”), as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “B. Memorandum and Articles of Association —Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to our company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our amended and restated memorandum and articles of association.

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

D. Employees

There is no significant changes to the number of our employees between the date as of December 31, 2022 and the date of this report. As of December 31, 2022, we have employed 1,755 full-time employees. The following table illustrates the allocation of those employees among the various job functions conducted at GF Cash (CIT) and at Guardforce.

Operations / Support	Division (Type)	Existing Head Count
Operations	Operations (Direct employees)	1,418
	Operations (Admin, supervisors, managers)	182
	Operations Management (Senior managers)	10

Supporting functions	Administration	16
	Business Development	11
	Finance & Accounting	31
	Technical Support	50
	General Management	4
	HR & TDS	12
	Internal audit	2
	IT	6
	Legal	5
	Operations Management	5
	Procurement	2
	Project Team	1
	Total operations	1,610
	Total supporting functions	145
	Grand Total	1,755

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

Staff Recruitment

We recruit our personnel through two channels - staff referrals and direct recruitment. All applicants for employment must go through the following procedures:

(i)	Police criminal record check. We require all applicants for employment to be fingerprinted. Fingerprints are sent to the local police station where the recruiting office is located for a check of the criminal record. We do not hire any applicants who have a criminal record.

(ii)	Address proof check.

(iii)	References check.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Lei Wang, Chief Executive Officer and Chair of the Board (3)	21,333	1.10%
Yu-Heng Ma, Chief Financial Officer	0	0%
Kee Yun Kwan, Chief Operation Officer (4)	500	*
Lin Jia, President	0	0%
John Fletcher, Independent Director (5)	250	*
David Ian Viccars, Independent Director (6)	250	*
Donald Duane Pangburn, Independent Director (7)	250	*
All directors and executive officers as a group (7 persons)	22,583	1.17%
Other Principal Shareholders:
Guardforce AI Technology Ltd (8)	204,166	10.54%
Rhythm Wings Limited (8)	182,498	9.42%
Target Sonic Limited (9)	149,095	7.70%
Streeterville Capital, LLC (10)	136,432	6.89%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 1,937,039 (post-consolidation) ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this report.

(3)	Consists of 21,333 restricted ordinary shares. Guardforce AI Service Ltd transferred 20,833 (post-consolidation) restricted ordinary shares to Ms. Wang. Additionally, Ms. Wang was granted 500 (post-consolidation) restricted ordinary shares on January 25, 2022 under the Plan. The 500 (post-consolidation) restricted ordinary shares were fully vested upon grant.

(4)	Consists of 500 restricted ordinary shares. Mr. Kwan was granted 500 (post-consolidation) restricted ordinary shares on January 25, 2022 under the Plan. The 500 (post-consolidation) restricted ordinary shares were fully vested upon grant.

(5)	Consists of 250 restricted ordinary shares. Mr. Fletcher was granted 250 (post-consolidation) restricted ordinary shares on January 25, 2022 under the Plan. The 250 (post-consolidation) restricted ordinary shares were fully vested upon grant.

(6)	Consists of 250 restricted ordinary shares. Mr. Viccars was granted 250 (post-consolidation) restricted ordinary shares on January 25, 2022 under the Plan. The 250 (post-consolidation) restricted ordinary shares were fully vested upon grant.

(7)	Consists of 250 restricted ordinary shares. Mr. Pangburn was granted 250 (post-consolidation) restricted ordinary shares on January 25, 2022 under the Plan. The 250 (post-consolidation) restricted ordinary shares were fully vested upon grant.

(8)	Mr. Jingyi Tu is the sole director and owner of Guardforce AI Technology Limited and Rhythm Wings Limited, which owns 204,166 (post-consolidation) and 182,498 (post-consolidation) ordinary shares, respectively, as such, Mr. Jingyi Tu has voting and dispositive power of the securities held by Guardforce AI Technology Limited and Rhythm Wings Limited. The address of Guardforce AI Technology Limited and Rhythm Wings Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands and P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands, respectively. Additionally, Mr. Jingyi Tu is the beneficiary of a trust which owns all of the outstanding shares of Guardforce AI Service Limited, a holding company which owns 91,666 ordinary shares. As such, Mr. Jingyi Tu is deemed to be the beneficial owner of our shares held by Guardforce AI Service Limited and has voting or dispositive power over those shares.

(9)	Mr. Jingyu Tu is the sole director and owner of Target Sonic Limited which owns 149,095 (post- consolidation) ordinary shares, as such, Mr. Jingyu Tu has voting and dispositive power of the securities held by Target Sonic Limited. The address of Target Sonic Limited is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

(10)	Consists of 93,000 ordinary shares, and 43,432 ordinary shares that may become issuable to Streeterville Capital, LLC as of the date of this report. John M. Fife is the sole member of Streeterville Management LLC, which is the Manager of Streeterville Capital, LLC. Streeterville Management LLC has voting and dispositive power of the securities held by Streeterville Capital, LLC. Streeterville Capital, LLC has rights under a Convertible Promissory Note dated October 25, 2022, in the original principal amount of $1,707,500.00, to own a certain number of our Company’s ordinary shares. Streeterville Capital, LLC’s address is 303 East Wacker Drive, Suite 1040, Chicago, Illinois 60601.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022:

Name of related parties	Relationship with the Company
Tu Jingyi (“Mr. Tu”)	Controlling shareholder
Guardforce TH Group Company Limited	Mr. Tu’s father is the majority shareholder
Guardforce Security (Thailand) Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Bangkok Bank Public Company Limited	Minority shareholder
Guardforce Aviation Security Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce AI Technology Limited	Holding Company
Guardforce AI Service Limited	Holding Company
Guardforce Holdings (HK) Limited	Controlled by Mr. Tu’s father
Guardforce Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	Controlled by Mr. Tu
Perfekt Technology & System Co., Ltd.	Mr. Tu’s father is the majority shareholder of its ultimate holding company
GF Robotics Malaysia Sdn. Bhd	Controlled by Mr. Tu’s brother until January 20, 2022 when it was acquired by the Company
Macau GF Robotics Limited	Controlled by Mr. Tu’s brother until February 9, 2022 when it was acquired by the Company
Quantum Infosec Inc (“Quantum”)	Minority shareholder of Handshake
Richard Stagg	Director of Handshake
GF Technovation Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	Controlled by Mr. Tu
Nanjing Zhongzhi Yonghao Robot Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Nanchang Zongkun Intelligent Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Guardforce Qiyun Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Yongan Security Alarm System Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
CSF Mingda Technology Co., Ltd	Mr. Tu is the majority shareholder of its ultimate holding company

The principal related party balances as of December 31, 2022 and 2021 and transactions for the years ended December 31, 2022 and 2021 are as follows:

Amounts due from related parties:

		As of December 31,
		2022	2021
Guardforce TH Group Company Limited	(c)	$894	$6,335
Guardforce AI Technology Limited	(c)	423	626
Guardforce AI Service Limited	(c)	423	626
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	(a)	7,312,883	-
Shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(b)	7,020,000	-
Nanjing Zhongzhi Yonghao Robot Co., Ltd.	(c)	7,297	-
Nanchang Zongkun Intelligent Technology Co., Ltd.	(c)	7,310	-
Sichuan Qiantu Guardforce Robot Technology Co., Ltd.	(c)	3,777	-
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.	(c)	144,737	-
CSF Mingda Technology Co., Ltd	(c)	11,129	-
GF Robotics Malaysia Sdn. Bhd	(d)	-	11,973
Macau GF Robotics Limited	(d)	-	5,058
Quantum Infosec Inc		-	1,389
		$14,508,873	$26,007

(a)	Amounts due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited comprised of $4,481,346 represent prepayments for the purchase of robots from a related party, $2,773,560 receivables in connection with the robots returned to a related party and $57,977 expense paid on behalf of a related party.

(b)

On May 24, 2022, the Company entered into a securities purchase agreement with Shenzhen Kewei to acquire 100% of the equity interests in seven Kewei Group companies from Shenzhen Kewei. The acquisition purchase price of $21,600,000 were paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%) at $2.00 per share. During the year ended December 31, 2022, the Company has fully paid the purchase considerations. Cash amount of $2,160,000 was paid and 9,720,000 restricted ordinary shares of the Company were issued. After the 2023 share consolidation, the 9,720,000 shares issued became 243,000 shares. The restricted ordinary shares issued was valued at the $0.50 per share, as a result of the 2023 share consolidation, the value became $20 per share, based on the market share price at the issuance date, the equity portion of the deposit paid for business acquisitions was $4,860,000.

On September 13, 2022, the Company terminated the securities purchase agreement, the cash paid to Shenzhen Kewei was agreed to be refunded and the shares issued to Shenzhen Kewei was agreed to be returned within 90 days of the signing of the termination agreement. On February 13, 2023, after the 2023 share consolidation 243,000 restricted ordinary shares amounting to $4,860,000 were returned to and cancelled by the Company.

On March 31, 2023, shareholders’ of Shenzhen Kewei returned RMB2,000,000 (approximately $291,000) to the Company and committed to return the remaining balance by three quarterly installments due on June 30, 2023, September 30, 2023 and December 31, 2023, respectively.

(c)	Amounts due from these related parties represent business advances for operational purposes.

(d)	The Company acquired GF Robotics Malaysia Sdn. Bhd and Macau GF Robotics Limited on January 20, 2022 and February 9, 2022, respectively. The amounts due from these related parties as of December 31, 2021 became intra-group balances which have been eliminated on consolidation as of December 31, 2022.

Amounts due to related parties:

		As of December 31,
		2022	2021
Tu Jingyi	(a)	$210,028	$109,607
Shenzhen Junwei Investment Development Company Limited		-	-
Guardforce Holdings (HK) Limited	(b)	394,016	163,590
Guardforce Security (Thailand) Company Limited	(c)	77,413	-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited		-	301,853
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(d)	2,403,555
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.	(e)	394,151
Shenzhen Qianban Technology Co., Ltd.	(e)	99,733
Guardforce Security Service (Shanghai) Co., Ltd.	(e)	267,764
Shenzhen Guardforce Qiyun Technology Co., Ltd.	(e)	189
Shanghai Yongan Security Alarm System Co., Ltd.	(e)	21,842
Richard Stagg			15,976
		$3,868,691	$591,026

(a)	Amounts due to Mr. Tu Jingyi comprised of $78,862 advances made and $131,166 accrued interests on the loans.

(b)	Amounts due to Guardforce Holdings (HK) Limited comprised of $195,398 advances made and $198,618 accrued interests on the loans.

(c)	Amounts due to Guardforce Security (Thailand) Company Limited represent accounts payable for services provided by a related party.

(d)	Amounts due to Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries comprised of $2,608,341 represent trade payables for the purchase of robots from a related party and $12,320 expense paid on behalf by a related party, offset with $217,106 prepayment to a related party for the development of a general security solutions platform that the platform was completed in January 2023.

(e)	Amounts due to related parties represent business advances for operational purposes.

Short-term borrowings from related parties:

		As of December 31,
		2022	2021
Guardforce Holdings (HK) Limited	(a)	$3,148,500	$-

Long-term borrowings from related parties:

		As of December 31,
		2022	2021
Guardforce Holdings (HK) Limited	(a)	$18,346	$3,895,500
Tu Jingyi	(b)	1,437,303	1,437,303
		$1,455,649	$5,332,803

(a)	On December 31, 2019, the Company entered into an agreement with Guardforce Holdings (HK) Limited whereby Guardforce Holdings (HK) Limited loaned $1,499,998 to the Company. The loan is unsecured and it bears an interest rate of 3%. The loan was initially due on December 31, 2020. During the year ended December 31, 2022, 2021 and 2020, the Company repaid $728,654, $245,000 and $507,998 to partially settle the principal, respectively. The loan was extended to December 22, 2022 bearing interest rate at 2%. On July 26, 2022, the outstanding balance of this loan was extended to June 30, 2025 with the same terms and conditions. For the years ended December 31, 2022, 2021 and 2020, interest expense on this loan was $183, $14,940 and $19,840, respectively. This loan is classified as long-term borrowings from a related party.

On April 17, 2020, the Company borrowed $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan is due on April 16, 2023. For the year ended December 31, 2022, 2021 and 2020, interest expense on this loan was $27,350, $54,700 and $34,187, respectively. This loan is classified as short-term borrowings from a related party.

On September 9, 2020, the Company borrowed $413,500. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the years ended December 31, 2022, 2021 and 2020, interest expense on this loan was $4,135, $8,270 and $2,757, respectively. This loan is classified as short-term borrowings from a related party.

(b)	On September 1, 2018, the Company entered into an agreement with Mr. Tu Jingyi whereby Mr. Tu Jingyi loaned $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest rate at 3%. The loan was expired on August 31, 2019, which was extended to August 31, 2020. On September 1, 2020, the Company further extended the loan to August 31, 2022 with an interest rate at 1.5%. On July 26, 2022, the outstanding balance of this loan was extended to June 30, 2025 with the same terms and conditions. For the years ended December 31, 2022, 2021 and 2020, interest expense on this loan was $10,780, $21,560 and $35,933, respectively. This loan is classified as long-term borrowings from a related party.

Related party transactions:

		For the years ended December 31,
	Nature	2022	2021	2020
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$792,499	$763,256	$714,625
Guardforce Aviation Security Company Limited	(b)	4,052	5,739	13,190
Perfekt Technology & System Co., Ltd.	(c)	-	6,850	35,842
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(d)	5,964,199	5,702,103	1,584,873
Shenzhen Kewei Robot Technology Co., Limited	(e)	1,196,450	-	-
		$7,823,592	$6,477,948	$2,348,530

Service/ Products delivered to related parties:
Bangkok Bank Public Company Limited		$-	$-	$9,726
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Commission		-	-	158,487
Guardforce Limited	(f)	-	12,846	205,589
GF Technovation Company Limited	(f)	146,243	98,781	-
		$146,243	$111,627	$373,802

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company.

(b)	Guardforce Aviation Security Co., Ltd. provided escort services to the Company.

(c)	Perfekt Technology & System Co., Ltd. provided security equipment to the Company.

(d)	The Company paid $13,219,105 to Shenzhen Intelligent Guardforce Robot Technology Co., Limited for the purchase of robots, in which robots amounting to $4,481,346 had yet delivered, and robots amounting to $2,773,560 were returned by the Company.

(e)	The Company paid $1,785,617 to Shenzhen Kewei Robot Technology Co., Limited for the purchased robots amounting to $1,611,782, in which robots amounting to $415,332 were returned by the Company.

(g)	The Company sold robots to GF Technovation Company Limited.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. As of the date of this report, the Company is a defendant in various labor related lawsuits in Thailand totaling approximately $0.54 million. Our management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits. We believe these cases will not have a material adverse effect on our business, financial condition or operating results.

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

On January 31, 2023, our shareholders approved a 1-for-40 consolidation of our authorized and issued ordinary shares; and immediately following the completion of the said consolidation, our shareholders approved an increase in our authorized share capital so that our authorized ordinary shares were increased from 7,500,000 ordinary shares to 300,000,000 ordinary shares. The share consolidation was consummated under Cayman Islands law on January 31, 2023.

On March 8, 2023, we issued a Notice regarding Adjustment of Exercise Price (for Public Warrants) after Share Consolidation to our public warrant holders. As a result of the share consolidation, the exercise price under the public warrant was proportionately increased from $0.16 to $6.40, the exercise price under the private warrant was proportionately increased from $0.18 to $7.20. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

As of the date of this report, we have an aggregate of 1,937,039 (post-consolidation) outstanding ordinary shares. In addition, we currently have 2,013,759 warrants issued and outstanding, which include: (i) 1,233,023 warrants to purchase 30,825 ordinary shares, subject to rounding of fractional warrants and these warrants are exercisable at an exercise price of $6.40 (post-consolidation) per share with the expiration date of September 28, 2026; (ii) 600,013 warrants to purchase 15,000 ordinary shares, subject to rounding of fractional warrants, at an exercise price of $7.20 (post-consolidation) per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants to purchase 4,518 (post-consolidation) ordinary shares, subject to rounding of fractional warrants, that were issued to the assignee of the representative of the underwriters in our initial public offering with the expiration date of September 28, 2026.

The following are summaries of material provisions of our amended and restated memorandum of association and second amended and restated articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. We incorporate by reference into this annual report our Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association, filed as Exhibit 99.1 to the Report on Form 6-K filed on February 8, 2023. Our shareholders adopted our Second Amended and Restated Articles of Association by a special resolution on June 23, 2022.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders, who are non-residents of the Cayman Islands, may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Act. Under Cayman Islands law, our company may pay a dividend out of either profits or share premium account in accordance with the Companies Act, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our Company. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll save that in certain circumstances the chairman of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting, and the annual general meeting will be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by our board of directors. The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association provides that only a majority of the Board or the Chairman of the Board may call general meetings, which general meetings shall be held at such times and locations as such person or persons shall determine.

A quorum required for any general meeting of shareholders consists of two shareholders present in person or by proxy representing not less than one-third of the votes attached to the then issued share capital of the Company throughout the meeting. Advance notice of at least ten clear calendar days is required for the convening of any general meeting of our shareholders.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien or in accordance with our articles of association. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they are obligated to, within three months after the date on which the instrument of transfer was lodged, send to the transferor and transferee notice of such refusal.

The transferor of any ordinary shares shall be deemed to remain the holder of that share until the name of the transferee is entered in the register of members.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended for more than 30 days in any year.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors in accordance with our articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital, if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than treasury shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution prescribes;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions

●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our Memorandum of Association;

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; or

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company;

●	may register as a segregated portfolio company; and

●	may apply to be registered as a special economic zone company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shareholder’s shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. As a foreign private issuer, we may from time to time elect to follow home country practice in lieu of the Nasdaq Marketplace Rules.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for expenses incurred in their capacities as such in the absence of fraud or dishonesty which may attach to such directors or officers. This standard of conduct is generally the same as permitted under Delaware corporate law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

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

Anti-Takeover Provisions in the Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares without any further vote or action by our shareholders and limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. A director must exercise the skill and care of a reasonably diligent person having both – (a) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test).

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

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our articles of association do not require us to call such meetings every year, and that only a majority of the Board or the Chairman of the Board may call general meetings, which general meetings shall be held at such times and locations as such person or persons shall determine.

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

Dissolution; Winding Up

Under the Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware corporate law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

For the period from September 28, 2021, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, the following is our reasonable estimate of the uses of the proceeds from the IPO:

●	Approximately $3.8 million was used for developing our robotics as a service business and related technology capabilities;

●	Approximately $0.3 million was used for sales and marketing; and

●	Approximately $9.1 million was used for general corporate purposes and working capital.

We used up the net proceeds from our initial public offering for developing our robotics as a service business and related technology capabilities, sales and marketing and for general corporate purposes and working capital.

There has not been any material change in the planned use of proceeds from the initial public offering as described in the prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on September 28, 2021.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2022 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were ineffective.

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2022, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2022 due to the existence of the following significant deficiencies:

●	Lack of proper segregation of duties;

●	Lack of supervision and monitoring on daily accounting functions;

●	Lack of formal policies and procedures for the newly developed business;

●	Lack of detailed account analyses to ensure proper classification and reconciliation of all key accounts; and

●	Lack of competent accounting staff with an appropriate level of knowledge of accounting, experience, and training commensurate with related financial reporting requirements.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Fiscal Years Ended December 31,
	2022	2021	2020
Audit Fees (i)	$348,000	$164,000	$361,400
Audit-related Fees (ii)	-	124,000	-
Tax Fees	-	-	-
TOTAL	$348,000	$288,000	$361,400

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(i)	During the year ended December 31, 2021, $125,000 and $ 39,000 audit fees were derived from services rendered by Wei, Wei & Co., LLP and PKF Littlejohn LLP, respectively. During the year ended December 31, 2022, $106,000 and $ 242,000 audit fees were derived from services rendered by Wei, Wei & Co., LLP and PKF Littlejohn LLP, respectively.

(ii)	During the year ended December 31, 2021, $124,000 audit related fees were derived from services rendered by Wei, Wei & Co., LLP.

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

The audit reports of Wei, Wei & Co. on the Company’s financial statements as of and for the fiscal year ended December 31, 2020 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal year ended December 31, 2020, and for the subsequent interim period through October 25, 2021, the Company had no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K) with Wei, Wei & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei, Wei & Co., would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s fiscal year ended December 31, 2020, and for the subsequent interim period through October 25, 2021, there was no “reportable event,” as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the instructions related thereto.

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

Before January 20, 2022, we were a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for and relied on exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. Since we relied on the “controlled company” exemption, we were not required to have either a compensation committee or a nominating and corporate governance committee composed solely of independent directors.

We ceased to be a “controlled company” under the rules of Nasdaq on January 20, 2022. However, as a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) permits us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

We are currently following some Cayman Islands corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are currently following Cayman Islands corporate governance practice in lieu of Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. Ms. Lei Wang, our Chief Executive Officer and Chair of the Board, serves as a non-independent director in the compensation committee.

●	We are currently following Cayman Islands corporate governance practice in lieu of Nasdaq Rule 5605(e)(1)(B), which requires a nominating and corporate governance committee to compose entirely of independent directors. Ms. Lei Wang, our Chief Executive Officer and Chair of the Board, serves as a non-independent director in our nominating and corporate governance committee.

●	We are currently following Cayman Islands corporate governance practice in lieu of Nasdaq Rule 5635(a), which requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances.

●	We are currently following Cayman Islands corporate governance practice in lieu of Nasdaq Rule 5635(c), which requires shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

●	We are currently following Cayman Islands corporate governance practice in lieu of Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares.

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association incorporating resolutions passed on January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed on February 8, 2023)
2.1*	Description of Rights of Ordinary Shares and Warrants Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2022
2.2	Form of Purchaser Warrant (incorporated by reference to Exhibit 10.4 to the Report on Form 6-K furnished on January 21, 2022)
2.3	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
2.4	Form of Warrant Agency Agreement between Guardforce AI Co., Limited and Vstock Transfer, LLC (incorporated by reference to Exhibit 4.2 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
4.1	Loan Agreement, dated August 25, 2018, by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited (incorporated by reference to Exhibit 2(b).1 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.2	Supplemental Agreement, dated April 29, 2019, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).2 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.3	Second Supplemental Agreement, dated March 11, 2020, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.4	Memorandum of Understanding, dated March 2, 2020, between Guardforce Security (Thailand) Co. Ltd. and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.5	Lease Agreement, dated May 27, 2019, between Varin World Company Limited and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.6	Third Supplemental Agreement, dated December 31, 2020, to Amended and Restated Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated March 15, 2019, as supplemented (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed on April 29, 2021)
4.7	Sale and Purchase Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed on April 29, 2021)
4.8	Supplemental Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed on April 29, 2021)
4.9	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.9 to the Amendment No.1 to Form F-1 filed on August 13, 2021)

4.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
4.11	Commissioned Development Agreement, dated February 8, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on February 17, 2022)
4.12	Guardforce AI Co., Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished on January 27, 2022)
4.13	Form of Share Option Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 27, 2022)
4.14	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 27, 2022)
4.15	Form of Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 27, 2022)
4.16	Sale and Purchase Agreement, dated March 11, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed on March 31, 2022)
4.17	Second Supplemental Agreement to Sale and Purchase Agreement, dated on March 17, 2022, by and among Quantum Infosec Inc., Guardforce AI Co., Limited and Handshake Networking Limited (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed on March 31, 2022)
4.18	Form of Securities Purchase Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 21, 2022)
4.19	Placement Agency Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 21, 2022)
4.20	Form of Registration Rights Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 21, 2022)
4.21	Form of Securities Purchase Agreement, dated April 6, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on April 7, 2022)
4.22	Placement Agency Agreement, dated April 6, 2022, between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on April 7, 2022)
4.23	Form of Lock-Up Agreement, dated April 6, 2022 (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on April 7, 2022)
4.24

Form of Warrant Solicitation Inducement Letter, dated July 12, 2022, between Guardforce AI Co., Limited and several accredited investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on July 13, 2022)

4.25	Form of Consulting Agreement between Guardforce AI Co., Limited and officers, dated August 31, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on September 2, 2022)
4.26	Securities Purchase Agreement between Guardforce AI Co., Limited and Streeterville Capital, LLC, dated October 25, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on October 28, 2022)
4.27	Unsecured Convertible Promissory Note between Guardforce AI Co., Limited and Streeterville Capital, LLC, dated October 25, 2022 (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on October 28, 2022)
4.28	Asset Purchase Agreement dated December 21, 2022 by and between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on December 22, 2022)
4.29	Deed of Assignment and Transfer of Secured Debts owed from Guardforce Cash Solutions Security (Thailand) Co. Ltd. and Guardforce Holdings (HK) Limited by and between Profit Raider Investments Limited, WK Venture Success Limited and Wealthking Investments Limited dated September 29, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 13, 2023)
4.30	Fourth Supplemental Agreement, dated December 30, 2022, to Amended and Restated Master Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated 15 March, 2019, as supplemented (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 13, 2023)
4.31	Fourth Supplemental Agreement, dated December 30, 2022, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated 25 August, 2018, as supplemented (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 13, 2023)
8.1*	List of the registrant’s subsidiaries
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Watson Farley & Williams (Thailand) Limited
15.2*	Consent of PKF Littlejohn LLP
15.3*	Consent of Wei, Wei & Co., LLP
15.4*	Consent of Junzejun Law Offices
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Chief Executive Officer

Date: May 1, 2023

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Guardforce AI Co., Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Guardforce AI Co., Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit and loss, comprehensive loss, changes in equity, and cash flows for each of the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years ended December 31, 2022 and 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s recurring operating losses for the year ended December 31, 2022 raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, United Kingdom

May 1, 2023

PCAOB ID: 2814

We have served as the Company’s auditor since October 19, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Guardforce AI Co., Limited

Opinion on the Financial Statements

We have audited the consolidated statements of profit and loss, changes in equity, and cash flows of Guardforce AI Co., Limited and subsidiaries (the “Company”) for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively apply the change in presentation for the 2023 share consolidation described in Notes 2.1, 19 and 27. In our opinion, the consolidated financial statements for the year ended December 31, 2020, before the effects of the adjustments to retrospectively apply the change in presentation for the 2023 share consolidation described in Notes 2.1, 19 and 27, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2020 consolidated financial statements before the effects of the adjustments discussed in Notes 2.1, 19 and 27 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in presentation for the 2023 share consolidation described in Notes 2.1, 19 and 27 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by PKF Littlejohn LLP.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Wei, Wei & Co. LLP

PCAOB ID: 2388

Flushing, New York
May 1, 2023

We have served as the Company’s auditor since 2019. In 2021, we became the predecessor auditor.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

		As of December 31,
	Note	2022	2021

Assets
Current assets:
Cash and cash equivalents	4	$6,930,639	$12,728,783
Restricted cash	4	-	1,600,000
Trade receivables	6	5,400,186	4,939,568
Other receivables	8	817,564	-
Other current assets	9	1,743,008	1,275,981
Withholding taxes receivable, net	7	757,024	-
Inventories	5	5,105,770	1,387,549
Amount due from related parties	23	14,508,873	26,007
Total current assets		35,263,064	21,957,888

Non-current assets:
Restricted cash	4	1,300,005	1,525,028
Property, plant and equipment	10	8,066,761	9,897,301
Right-of-use assets	11	4,171,409	2,364,993
Intangible assets, net	12	5,793,143	164,316
Goodwill	3	2,679,445	329,534
Withholding taxes receivable, net	7	1,934,072	3,531,953
Deferred tax assets, net	17	1,511,753	1,635,638
Other non-current assets	9	447,322	345,586
Total non-current assets		25,903,910	19,794,349
Total assets		$61,166,974	$41,752,237

Liabilities and equity
Current liabilities:
Trade and other payables	13	$2,633,995	$1,028,721
Borrowings	14	3,181,616	16,066,020
Borrowing from a related party	23	3,148,500	-
Current portion of operating lease liabilities	11	1,774,192	2,366,045
Current portion of finance lease liabilities, net	16	398,136	619,301
Other current liabilities	13	2,477,369	1,824,635
Amount due to related parties	23	3,868,691	591,026
Convertible note payables	15	1,730,267	-
Total current liabilities		19,212,766	22,495,748

Non-current liabilities:
Borrowings	14	13,899,818	859,120
Operating lease liabilities	11	2,340,075	-
Borrowings from related parties	23	1,455,649	5,332,803
Finance lease liabilities, net	16	233,550	666,455
Other non-current liabilities		43,200	54,000
Provision for employee benefits	18	4,849,614	5,819,132
Total non-current liabilities		22,821,906	12,731,510
Total liabilities		42,034,672	35,227,258

Equity
Ordinary shares – par value $0.12* authorized 7,500,000 shares, issued and outstanding 1,618,977* shares at December 31, 2022; par value $0.12* authorized 7,500,000 shares, issued and outstanding 529,766* shares at December 31, 2021	19	194,313	63,606
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		46,231,302	15,379,595
Legal reserve	22	223,500	223,500
Warrants reserve		251,036	251,036
Accumulated deficit		(28,769,014)	(10,204,220)
Accumulated other comprehensive income		1,112,494	821,527
Capital & reserves attributable to equity holders of the Company		19,193,631	6,485,044
Non-controlling interests		(61,329)	39,935
Total equity		19,132,302	6,524,979
Total liabilities and equity		$61,166,974	$41,752,237

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit and Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2022	2021	2020

Revenue		$34,477,948	$35,153,190	$37,648,782
Cost of sales		(30,246,724)	(31,084,833)	(31,374,098)
Gross profit		4,231,224	4,068,357	6,274,684

Provision for and write off of withholding taxes receivable		(448,243)	(190,038)	(1,722,762)
Provision for obsolete inventory		(942,882)	-	-
Impairment loss on fixed assets		(4,408,037)	-	-
Selling, distribution and administrative expenses	21	(15,320,201)	(7,582,043)	(6,674,472)
Operating loss		(16,888,139)	(3,703,724)	(2,122,550)

Other income, net		88,732	285,220	52,956
Foreign exchange gains, net		(590,965)	(1,821,175)	68,924
Finance costs		(1,143,478)	(984,843)	(898,748)
Loss before income tax		(18,533,850)	(6,224,522)	(2,899,418)

Provision for income tax (expense) benefit	17	(132,208)	732,868	(242,837)
Net loss for the year		(18,666,058)	(5,491,654)	(3,142,255)
Less: net loss attributable to non-controlling interests		101,264	9,727	16,231
Net loss attributable to equity holders of the Company		$(18,564,794)	$(5,481,927)	$(3,126,024)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company		$(14.97)*	$(11.90)*	$(7.26)**

Weighted average number of shares used in computation:
Basic and diluted		1,239,852 *	460,719 *	430,381 **

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

**	Giving retroactive effect to the 2021 and 2023 share consolidation on August 20, 2021 and on January 31, 2023, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2022	2021	2020

Net (loss) for the year		$(18,666,058)	$(5,491,654)	$(3,142,255)
Currency translation differences	2.7	(260,682)	(9,915)	(60,558)
Remeasurements of defined benefit plan		551,649	627,193	(8,772)
Total comprehensive (loss) for the year		$(18,375,091)	$(4,874,376)	$(3,211,585)

Attributable to:
Equity holders of the Company		$(18,276,544)	$(4,870,410)	$(3,181,717)
Non-controlling interests		(98,547)	(3,966)	(29,868)
		$(18,375,091)	$(4,874,376)	$(3,211,585)

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

								Accumulated
	Number of Shares		Amount ($0.12* par)	Subscription Receivable	Additional Paid-in Capital	Legal Reserve	Warrants Reserves	Other Comprehensive Income	Retained earnings (Deficit)	Non- controlling Interests	Total Equity
Balance as at December 31, 2019 (Note 19)	416,442	**	$50,000	$(50,000)	$2,360,204	$223,500	$-	$273,579	$(1,596,270)	$65,894	$1,326,907
Currency translation adjustments	-		-	-	-	-	-	(60,558)	-	-	(60,558)
Capital distribution	-		-	-	(376,276)	-	-	-	-	-	(376,276)
Stock-based compensation expenses	17,235	**	2,069	-	98,867	-	-	-	-	-	100,936
Remeasurements of defined benefit plan	-		-	-	-	-	-	(8,772)	-	-	(8,772)
Net loss for the year	-		-	-	-	-	-	-	(3,126,024)	(16,231)	(3,142,255)

Balance as at December 31, 2020 (Note 19)	433,677	**	$52,069	$(50,000)	$2,082,795	$223,500	$-	$204,249	$(4,722,294)	$49,663	$(2,160,018)

Currency translation adjustments	-		-	-	-	-	-	(9,915)	-	-	(9,915)
Stock-based compensation expenses (Note 20)	4,689	*	563	-	(563)	-	-	-	-	-	-
Remeasurements of defined benefit plan (Note 18)	-		-	-	-	-	-	627,193	-	-	627,193
Issuance of ordinary shares for acquisition of Handshake (Note 3)	1,091	*	131	-	327,632	-	-	-	-	-	327,763
Issuance of ordinary shares for acquisition of AI Singapore (Note 3)	-		-	-	(12,719)	-	-	-	-	-	(12,719)
Issuance of ordinary shares through initial public offering (“IPO”) (Note 19)	90,309	*	10,843	-	12,977,028	-	-	-	-	-	12,987,871
Issuance of warrants through initial public offering (“IPO”) (Note 19)	-		-	-	5,422	-	251,036	-	-	-	256,458
Net loss for the year end	-		-	-	-	-	-	-	(5,481,926)	(9,728)	(5,491,654)

Balance as at December 31, 2021	529,766	*	$63,606	$(50,000)	$15,379,595	$223,500	$251,036	$821,527	$(10,204,220)	$39,935	$6,524,979

Currency translation adjustments	-		-	-	-	-	-	(260,682)	-	-	(260,682)
Stock-based compensation expenses (Note 20)	7,000	*	840	-	251,255	-	-	-	-	-	252,095
Cancellation of shares (Note 19)	(2	)*	-	-	-	-	-	-	-	-	-
Remeasurements of defined benefit plan (Note 18)	-		-	-	-	-	-	551,649	-	-	551,649
Issuance of ordinary shares through private placements (see Note 19)	416,483	*	49,978	-	18,225,750	-	-	-	-	-	18,275,728
Issuance of ordinary shares through exercise of warrants (see Note 19)	274,659	*	32,960	-	2,981,751	-	-	-	-	-	3,014,711
Issuance of ordinary shares for acquisition of subsidiaries (see Note 3)	148,071	*	17,769	-	4,562,111	-	-	-	-	-	4,579,880
Issuance of ordinary shares for deposit paid for subsequently terminated acquisitions of subsidiaries subsequently terminated (see Note 19)	243,000	*	29,160	-	4,830,840	-	-	-	-	-	4,860,000
Net loss for the year end	-		-	-	-	-	-	-	(18,564,794)	(101,264)	(18,666,058)

Balance as at December 31, 2022	1,618,977	*	$194,313	$(50,000)	$46,231,302	$223,500	$251,036	$1,112,494	$(28,769,014)	$(61,329)	$19,132,302

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023, and the outstanding ordinary shares of a par value is automatically converted.

**	Giving retroactive effect to the share consolidation on 2021 and 2023 August 20, 2021 and January 31, 2023, respectively, and the outstanding ordinary shares of a par value is automatically converted.

The accompanying notes are an integral part of these consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net loss	$(18,666,058)	$(5,491,654)	$(3,142,255)
Adjustments for:
Depreciation	5,365,312	4,981,259	4,979,274
Amortization of intangible assets	616,095	51,383	54,745
Provision for obsolete inventories	942,882	-	-
Impairment loss on fixed assets	4,408,037	-	-
Stock-based compensation	252,095	-	100,936
Finance costs	1,083,276	909,093	650,492
(Decrease) Increase in deferred tax assets	121,169	(732,868)	(30,135)
Recovery of doubtful accounts, net	(7,394)	-	(2,872)
(Decrease) Increase in provision for withholding tax receivables	(147,002)	190,038	1,012,543
Write off of withholding tax receivables	595,245	-	710,219
Loss (Gain) from fixed assets disposal	24,250	4,438	(431)
Changes in operating assets and liabilities:
Decrease (Increase) in trade and other receivables	428,772	(26,740)	389,320
(Increase) Decrease in other current assets	(332,188)	236,234	123,764
(Increase) in inventories	(2,876,443)	(967,994)	(484,745)
(Increase) Decrease in amount due from related parties	(15,725,707)	352,432	(373,003)
(Increase) Decrease on other non-current assets	(151,170)	(58,431)	162,998
(Decrease) in trade and other payables	(18,773)	(437,086)	(561,769)
Decrease (Increase) in other current liabilities	947,020	1,944,617	(670,072)
Increase in income tax payables	-	-	272,972
Increase (Decrease) in amount due to related parties	3,884,995	(361,815)	529,489
Decrease in withholding taxes receivable	258,989	88,353	799,606
(Increase) Decrease in provision for employee benefits	(193,639)	297,905	386,425
Net cash (used in) generated from operating activities	(19,190,237)	979,164	4,907,501

Cash flows from investing activities
Acquisition of property, plant and equipment	(4,402,394)	(5,235,480)	(1,405,190)
Proceeds from disposal of property, plant and equipment	5,235	-	-
Acquisition of intangible assets	(3,242,537)	(13,235)	(26,316)
Acquisition of subsidiaries, net of cash acquired	(1,765,933)	24,276	-
Net cash used in investing activities	(9,405,629)	(5,224,439)	(1,431,506)

Cash flows from financing activities
Proceeds from issue of shares	20,346,353	13,244,329	-
Proceeds from exercise of warrants	3,014,710	-	-
Proceeds from a convertible note	1,500,000	-	-
Proceeds from borrowings	3,426,096	1,563,444	7,363,163
Repayment of borrowings	(4,499,358)	(1,334,930)	(5,371,766)
Payment of lease liabilities	(2,849,816)	(2,819,531)	(3,124,361)
Net cash generated from (used in) financing activities	20,937,985	10,653,312	(1,132,964)

Net (decrease) increase in cash and cash equivalents, and restricted cash	(7,657,881)	6,408,037	2,343,031
Effect of movements in exchange rates on cash held	34,714	(684,136)	99,158
Cash and cash equivalents, and restricted cash at beginning of year	15,853,811	10,129,910	7,687,721
Cash and cash equivalents, and restricted cash at end of year	$8,230,644	$15,853,811	$10,129,910

Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	$4,579,880	$327,763	$-

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company incorporated and domiciled in the Cayman Islands under the Cayman Islands Companies Act on April 20, 2018. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The business address was 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand, which has changed to 10 Anson Road, #28-01 International Plaza, Singapore 079903 since November 2021. Guardforce is controlled by Mr. Tu Jingyi (“Mr. Tu”) through Guardforce AI Technology Limited (“AI Technology”). The Company’s ordinary shares and warrants are listed under the symbol “GFAI” and “GFAIW”, respectively, on the Nasdaq Capital Market upon the completion of an initial public offering on September 28, 2021.

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

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The two individuals owned in aggregate 49,000 ordinary shares with a value of approximately $16,000. The cumulative preferred shares are entitled to dividends of USD$0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of December 31, 2021 is approximately $1,700. Pursuant to article of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders. No dividends were declared during the years ended December 31, 2022, 2021 and 2020.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one preferred share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of association a shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand. Beginning March 2020, GF Cash (CIT) commenced robotic AI solution business of selling and leasing of robots. No dividends were declared during the years ended December 31, 2022, 2021 and 2020.

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

On November 18, 2021, the Company entered into a Transfer Agreement (the “Macau Agreement”) to acquire 100% of the equity interests in Macau GF Robotics Limited, a company incorporated in Macau (“AI Macau”). The consideration is approximately $3,205 (MOP25,000). AI Macau commenced robotic AI solution business of selling and leasing robots. The acquisition was closed on February 9, 2022. AI Macau is a 100% owned subsidiary of AI Robotics.

On November 18, 2021, the Company entered into another Transfer Agreement (the “Malaysia Agreement”) to acquire 100% of the equity interests in GF Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia (“AI Malaysia”). The consideration is approximately $1 (RM1). AI Malaysia commenced robotic AI solution business of selling and leasing robots. The acquisition was closed on January 20, 2022. AI Malaysia is a 100% owned subsidiary of AI Robotics.

GFAI Robotics Group Co., Limited (“AI Robotics”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on December 6, 2021. AI Robotics is a 100% owned subsidiary of Guardforce. AI Robotics is an investment holding company.

GFAI Robot Service (Hong Kong) Limited (“AI Robot Service”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on January 18, 2022. AI Robot Service is an investment holding company. AI Robot Service is a 100% owned subsidiary of AI Robotics.

Guardforce AI Robot Service (Shenzhen) Co., Limited (“AI Shenzhen”) was incorporated in the People’s Republic of China (“PRC”) on February 23, 2022. AI Shenzhen is an investment holding company. AI Shenzhen is a 100% owned subsidiary of AI Robot Service.

GFAI Robotics Services LLC (“AI US”) was incorporated in the State of Delaware on February 28, 2022. AI US commenced robotic AI solution business of selling and leasing robots. AI US is a 100% owned subsidiary of AI Robotics.

GFAI Robot Service (Australia) Pty Ltd. (“AI Australia”) was incorporated in Australia on February 28, 2022. AI Australia commenced robotic AI solution business of selling and leasing robots. AI Australia is a 100% owned subsidiary of AI Robot Service.

GFAI Robot & Smart Machines Trading LLC (“AI Dubai”) was incorporated in the United Arab Emirates (UAE) on March 13, 2022. AI Dubai commenced robotic AI solution business of selling and leasing robots. AI Dubai is a 100% owned subsidiary of AI Robot Service.

GFAI Robotic and Innovation Solution (Thailand) Company Limited (“AI R&I”) was incorporated in Thailand on March 30, 2022. AI R&I commenced robotic AI solution business of selling and leasing robots. AI R&I is 98% owned by AI Thailand, 1% owned by Horizon Dragon and 1% owned by Southern Ambition.

GFAI Robot Service (UK) Limited (“AI UK”) was incorporated in the United Kingdom on April 29, 2022. AI UK commenced robotic AI solution business of selling and leasing robots. AI UK is a 100% owned subsidiary of AI Robot Service.

GFAI Robot Service Limited (“AI Canada”) was incorporated in Canada on May 6, 2022. AI Canada commenced robotic AI solution business of selling and leasing robots. AI Canada is a 100% owned subsidiary of AI Robot Service.

Guardforce AI Robot (Jian) Co., Limited (“AI Jian”) was incorporated in the People’s Republic of China (“PRC”) on May 16, 2022. AI Jian is an investment holding company. AI Jian is a 100% owned subsidiary of AI Robot Service.

GFAI Robot Service GK (“AI Japan”) was incorporated in Japan on May 24, 2022. AI Japan commenced robotic AI solution business of selling and leasing robots. AI Japan is a 100% owned subsidiary of AI Hong Kong.

GFAI Robot Service Co., Ltd. (“AI Korea”) was incorporated in South Korea on June 17, 2022. AI Korea commenced robotic AI solution business of selling and leasing robots. AI Korea is a 100% owned subsidiary of AI Hong Kong.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement (the “Kewei Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in Shenzhen Keweien Robot Service Co., Ltd. (“Shenzhen GFAI”) and Guangzhou Kewei Robot Technology Co., Ltd. (“Guangzhou GFAI”) from Shenzhen Kewei. Both acquirees are PRC-based companies. The acquisition serves an integral role in the growth of the Company’s robotic AI solution business as a service (RaaS) business initiative. The acquisition was closed on March 22, 2022. The acquisition purchase price of $10,000,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On March 14, 2022, the Company issued 2,142,852 restricted Ordinary Shares to the sellers’ designated parties. As a result of the 2023 share consolidation, the number of shares issued to Shenzhen Kewei became 53,571.

On May 24, 2022, the Company entered into a Sale and Purchase Agreement (the “Yeantec Agreement”) with Shenzhen Yeantec Co., Limited (“Yeantec”) to acquire 100% of the equity interests in Beijing Wanjia Security System Co., Ltd. (“Beijing Wanjia”) from Yeantec. Beijing Wanjia is a PRC-based company with more than 25 years of experience in providing integrated security solution, focusing on fire alarm security systems, and a well-established customer base among retail businesses. The acquisition serves the growth of the Company’s other security business. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On June 16, 2022, the Company issued 3,780,000 restricted Ordinary Shares to the sellers’ designated parties. As a result of the 2023 share consolidation, the number of shares issued to Shenzhen Kewei became 94,500.

GFAI Robot Service (Vietnam) Co., Ltd (“AI Vietnam”) was incorporated in Vietnam on July 8, 2022. AI Vietnam is a dormat company and is a 100% owned subsidiary of AI Hong Kong. On March 22, 2023, the Company deregistered AI Vietnam.

On December 21, 2022, the Company entered into an asset purchase agreement (“Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to purchase certain of Shenzhen Kewei’s robot-related business assets in China. Under the terms of the Agreement, the Company will acquire, and Yeantec will transfer to the Company, select robotic equipment assets, Kewei’s client base, sales pipeline and related sales channels and staff, as well as provide the Company with rights to the permanent use of its patents. The purchase price for these assets is $2,100,000, which will be fully paid in the form of 10,500,000 restricted ordinary shares of the Company based on a price of $0.20 per share. The Company completed the acquisition on February 15, 2023. As a result of the 2023 share consolidation, upon the completion of the acquisition on February 15, 2023, the Company issued 262,500 shares to Shenzhen Kewei.

The following diagram illustrates the Company’s legal entity ownership structure as of December 31, 2022:

2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

The financial statements were approved by the board of directors and authorized for issuance on May 1, 2023.

2.1	Basis of presentation

The consolidated financial statements of Guardforce and subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

On January 31, 2023, the Company completed a share consolidation (the “2023 share consolidation”) of its ordinary shares (see Note 19). The accompanying consolidated financial statements have been retroactively adjusted to reflect the effect of the 2023 share consolidation.

On August 20, 2021, the shareholders of the Company approved a 1 for 3 share consolidation (the “2021 share consolidation”) of the Company’s authorized and issued ordinary shares whereby every three shares were consolidated into one share. In addition, the par value of each ordinary share increased from $0.001 to $0.003. As a result of the 2023 share consolidation, the par value of each ordinary share became $0.12. The financial statements and all share and per share amounts have been retroactively restated to reflect the 2021 share consolidation.

In addition, the accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2022, the Company’s operating losses raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern will require the Company to obtain additional financing to fund their operations. The perception of the Company’s ability to continue as a going concern may make it more difficult to obtain financing or obtain financing on favorable terms for the continuation of the Company’s operations and could result in the loss of confidence by investors, suppliers and employees. If the Company is not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, the Company may exhaust the cash resources and be unable to continue our operations. If the Company cannot continue as a viable entity, the shareholders would likely lose most or all of their investment in the Company.

In assessing the going concern, management and the Board has considered:

-	The Company obtained an extension of the maturity date of the loan with WK Venture Success Limited (“WK Venture”) to December 31, 2024 as disclosed in Note 14, which the Company is required to pay the full principal amount of the Loan, along with accrued interest, on December 31, 2024 and the Company is not required to make monthly payments on this obligation. Thus, the loan with WK Venture has no impact on the Company’s liquidity and on the Company’s ability to meet its short-term financial obligations.

-	Based on the budget and financial plans of the Company, management expects to see a positive trend in the Company’s future results. Management expects the business will be recovered in the future when China begins to ease tough Covid pandemic control and lockdown measures.

-	Management also expects to see improved cash flows including liquidity and borrowings from future fund-raising activities. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments. As disclosed in Note 1, the Company acquired Shenzhen Keweien Robot Service Co., Ltd. and Guangzhou Kewei Robot Technology Co., Ltd. in March 2022. The Company also acquired Beijing Wanjia in June 2022 and agreed to the purchase of Shenzhen Kewei’s robot-related business assets which is expected to complete in the first quarter of 2023.

-	The Company has conditional and unconditional obligations as disclosed in Note 25, these commitments and contingencies are under normal course of business and are included in the budget. Regarding the legal proceedings, as of the date of this report, the Company is a defendant in various labor related lawsuits in Thailand totaling approximately $0.54 million. Management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits.

-	GF Cash (CIT), the Company’s majority owned subsidiary, was recently awarded a 5-year contract by the Bank of Thailand to manage its Consolidated Cash Centers (CCCs) in the city of Ubonratchathani and the city of Phitsanulok in Thailand. This long-term contract expands the Company’s current secured logistics services provided to the Bank of Thailand. Management expects an increase in recurring revenue and further growth in the secured logistics segment to grow the business.

2.2	Basis of consolidation

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

The consolidated balance sheets of the Company as at December 31, 2022 and 2021 have been prepared to present the assets and liabilities of the subsidiaries under the historical cost convention.

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

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following five segments and geographical segmental data as shown in Note 24:

(i)	Secured logistics;

(ii)	Information security;

(iii)	Robotics AI solutions;

(iv)	General security solutions; and

(v)	Corporate and others

The Corporate and others segment covers the non-operating activities supporting the Company. It comprises the Company’s holdings and treasury organization, including its headquarter and central functions. All listing related expenses are included in the Corporate and others segment. This segment is an administrative-operating segment rather than a revenue-generating operating segment.

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

IFRS 3, Business Combinations do not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Company has accounted for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Company recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated balance sheet, consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

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

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2022, 2021 and 2020 include the provision for sales returns, provision for obsolete inventory, impairment on fixed assets, allowance for withholding tax receivables, allowance for doubtful accounts, useful life of fixed assets, impairment of goodwill, measurement of retirement benefit obligations, measurement of consideration and assets and liabilities acquired as business combinations, accounting for leases and valuation of deferred tax assets. The estimated amount for sales warranty on the sale of robots at December 31, 2022 and 2021 were $nil.

2.7	Foreign currency translation

The presentational currency of the Company is the U.S. dollar (“USD”). The functional currency of Guardforce, AI Holdings, AI Robots, Horizon Dragon, Southern Ambition, AI Singapore, AI Robotics, AI Robots Service, AI Malaysia, AI Macau, AI US, AI Australia, AI Dubai, AI UK, AI Korea, AI Japan, AI Canada and AI Vietnam is the USD. The functional currency of AI Hong Kong and Handshake is the Hong Kong dollar (“HKD”). The functional currency of AI Thailand, GF Cash (CIT) and AI R&I is Thai Baht (“Baht” or “THB”). The functional currency of AI Shenzhen, AI Jian, Shenzhen GFAI, Guangzhou GFAI and Beijing Wanjia is the Chinese Renminbi (“RMB”).

The currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of December 31,			For the Years Ended
	2022	2021	2020	2022	2021	2020
Thai Baht	0.0289	0.0300	0.0333	0.0286	0.0313	0.0320
Hong Kong Dollar	0.1282	0.1282	0.1282	0.1282	0.1282	0.1282
Chinese Renminbi	0.1447	N/A	N/A	0.1446	N/A	N/A

2.8	Financial risk management

2.8.1	Financial risk factors

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

If the THB had strengthened/weakened by 2.14% against the USD (the average monthly variance during the 2-year period ended December 31, 2022 with all other variables held constant, the post-tax profit would have been approximately $288,000 higher/lower and $228,000 higher/lower, for the years ended December 31, 2022 and 2021, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the THB/USD which is not the functional currency of the respective Company’s entities.

If the THB had strengthened/weakened by 1.68% against the USD (the average monthly variance during the 2-year period ended December 31, 2021 with all other variables held constant, the post-tax loss would have been approximately $228,000 higher/lower and $210,000 higher/lower, for the years ended December 31, 2021 and 2020, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the THB/USD which is not the functional currency of the respective Company’s entities.

(iii)	Interest rate risk

The Company’s exposure to changes in interest rates are mainly attributable to its borrowings and loans. At the reporting date, based on the composition of borrowings at December 31, 2022 (Note 14), if interest rates on borrowings had been 100 basis points higher/lower with all other variables held constant, the Company’s post-tax results for the year would have been approximately $11,000, $14,000 and $12,000 lower/higher for the years ended December 31, 2022, 2021 and 2020, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

(iv)	Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Company’s primary cash requirements are for operating expenses and purchases of fixed assets. The Company mainly finances its working capital requirements from cash generated from funds raised from the IPO and private placements, operation, proceeds from a convertible note, exercise of warrants, bank borrowings and finance leases.

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

Year ended December 31, 2022	Within 1 year	1 to 5 years	>5 years	Total

Trade and other payables	$2,633,995	$-	$-	$2,633,995
Borrowings	3,181,616	13,899,818	-	17,081,434
Borrowings from related parties	3,148,500	1,455,649	-	4,604,149
Amount due to related parties	3,868,691	-		3,868,691
Other liabilities	2,477,369	43,200	-	2,520,569
Operating lease liabilities	1,774,192	2,340,075	-	4,114,267
Finance lease liabilities	398,136	233,550	-	631,686
Convertible note payables	1,730,267	-	-	1,730,267
Provision for employee benefits	457,315	1,554,322	23,302,600	25,314,237
	$19,670,081	$19,526,614	$23,302,600	$62,499,295

Year ended December 31, 2021	Within 1 year	1 to 5 years	>5 years	Total

Trade and other payables	$1,028,721	$-	$-	$1,028,721
Borrowings	16,066,020	859,120	-	16,925,140
Borrowings from related parties	-	5,332,803	-	5,332,803
Amount due to related parties	591,026	-		591,026
Other liabilities	1,824,635	54,000	-	1, 878,635
Lease liabilities	2,366,045	-	-	2,366,045
Finance lease liabilities	619,301	666,455	-	1,285,756
Provision for employee benefits	563,243	1,856,583	32,165,128	34,584,954
	$23,058,991	$8,768,961	$32,165,128	$63,993,080

Net Debt Analysis

	As of December 31,
	2022	2021
Cash, cash equivalents, and restricted cash	$8,230,644	$15,853,811
Borrowings – repayable within one year	(6,330,116)	(16,066,020)
Borrowings – repayable after one year	(15,355,467)	(6,191,923)
Net debt	$(13,454,939)	$(6,404,132)

2.8.2	Capital risk management

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

2.8.3	Impact of COVID-19

The COVID-19 pandemic has developed rapidly in 2020. The resulting impact of the virus on the operations and measures taken by various governments to contain the virus have negatively affected the Company’s financial performance during the year ended December 31, 2022. Depending on the duration of the COVID-19 and continued negative impact on economic activity, the Company might experience further negative results in the fiscal year 2023, liquidity restraints and incur additional impairments on its assets. As a result of these matters there is a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern (note 2.1).

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

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, trade and other receivables, amounts due from related parties, other current assets, trade payables, amounts due to related parties, accruals, other liabilities and convertible note payable. As of December 31, 2022 and 2021, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, prepayments and other current assets, trade payables, amounts due to related parties, accruals and other liabilities approximate their fair values due to the short-term maturity of these instruments.

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

As of December 31, 2022 and 2021, restricted cash amounting to $1.3 million and $1.53 million, respectively represents cash pledged with a local bank in Thailand as collateral for bank guarantees issued by those banks in respect of project performance and for electricity usage. The restricted cash for projects that are expected to be completed within one year are classified as a current asset. As of December 31, 2021, restricted cash amounting to $1.6 million represents the sum placed in a local bank in Hong Kong under the underwriting agreement for the IPO. The sum will be released by the Company upon the earliest of (i) the representative of the underwriting agreement receives and satisfies with the Company’s D&O policy; or (ii) twenty-four months from the IPO closing date. The sum was released during the fiscal year 2022.

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

The Company did not have any write-offs during the years ended December 31, 2022, 2021 and 2020. The Company recognized a recovery of its impairment provision of $7,394, $nil and $2,872 during the years ended December 31, 2022, 2021 and 2020, respectively.

2.13	Inventories

Inventories solely consist of robots and are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. When inventory is sold, their carrying amount is charged to expense in the period in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the period the impairment or loss occurs. The Company recorded an allowance for slow moving or obsolete inventory of $942,882 and nil during the years ended December 31, 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, all inventories were purchased from the related parties (note 23).

2.14	Withholding taxes receivable

Withholding tax is a deduction from payments made to suppliers who provide services. The withholding tax rates can vary depending on the type of income and the tax status of the recipient. Based on tax rules currently in effect, the withholding tax rate is 3% for commercial contracts and 1% for governmental contracts in Thailand, which amounts are refundable. The Company generally files its request for a withholding tax refund by the end of May of the following year for withholding tax deducted in the previous year. Once the request for withholding tax refund is submitted to the Thai Revenue Department, the request will be subject to audit and review. Since it is difficult to predict the time required by the Thai Revenue Department to complete its audit and approve the relevant refund, except for known amount to be collected within the next 12 months, the Company has reflected its withholding tax receivable as a non-current asset in its consolidated balance sheets for amounts due from the Revenue Department.

Withholding tax receivable is recorded net of related provision for amount that could be challenged by the taxing authority. Such provision represents the Company’s best estimate based on recent collection history.

2.15	Amount due from related parties

The Company recognizes the contractual right to receive money or products from related parties as amount due from related parties. For those that the contractual maturity date is less than one year, the Company records as current assets.

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

2.18	Intangible assets, net

The cost of the intangible assets are being amortized using straight-line amortization method based on the following estimated useful lives:.

Estimated useful life
Computer software	5 years
Right-of-use Platform	10 years
Customer base	1 – 3 years
Technical know-how	8 – 10 years
Security Surveillance system	10 years

2.19	Goodwill

Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

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

No impairment loss on goodwill was recorded for the years ended December 31, 2022 and 2021.

2.20	Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. During the year ended December 31, 2022, an impairment loss on the robots’ assets of $4,408,037 was recognized when the carrying amount was greater than the value in use. Management estimated the value in use by estimating the expected cash flows from the cash-generating unit as well as a suitable discount rate in order to calculate the present value of those cash flows. The basis of impairment is determined based on the result of assessment. The Company did not incur any impairment loss during the years ended December 31, 2021 and 2020.

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

The Company generates its revenue primarily from four service lines: (1) Secure logistics; (2) Robotics AI resolutions; (3) Information security; and (4) General security solutions.

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

(2)	Robotics AI solutions

(i) Sale of robots and (ii) Rental of robots

(3)	Information security

(i) Penetration test; (ii) PCI ASV Scan and (iii) Rapid7 Sales

(4)	General security solutions

(i) Integrated alarm security system installation

The Company recognizes revenue at a point in time as products are delivered and services are performed. Consultancy fees typically covers a period of time, the revenue is recognized on a ratable basis over the contract term. The Company applies the following five-step model in order to determine the amount:

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

Contract liabilities consist of deferred revenue related to prepaid fees received from customers for future information security service over the term of the service agreement. The Company expects to recognize as revenue of approximately $569,000 within the next 12 months and approximately $43,000 after 12 months to 36 months.

Revenue is recognized when the related performance obligations are satisfied.

Fixed Fees
Service Type		Performance Obligations	Per delivery / order	Per month
Cash-In-Transit (CIT) – Non Dedicated Vehicles (Non-DV)	(a)	Delivery from point A to point B per customer request. Service obligation was generally completed within same day.	√
Cash-In-Transit (CIT) – Dedicated Vehicles to Banks (DV)	(a)	Delivery from point A to point B per customer request. Service obligation was generally completed within same day.	√
ATM Management	(a)	Includes replenishment of ATM machines and first level maintenance services. Service obligation was generally completed within the same day.	√
Cash Processing (CPC)	(b)	Cash counting, sorting and vaulting services for customers in the retail industry.		√
Cash Center Operations (CCT)	(b)	Cash counting, sorting and depositing for local commercial banks on behalf of Bank of Thailand (BOT).		√
Consolidate Cash Center (CCC)	(b)	Cash counting, sorting and depositing for Bank of Thailand (BOT).		√
Cheque Center Service (CDC)	(b)	Handles cheque consolidation and distribution on behalf of local commercial bank.		√
Express Cash	(a)	Armored trucks (with onboard GDM) and crew teams are assigned to collect cash on behalf of local commercial banks. Service obligation was generally completed within the same day.	√
Coin Processing Service	(a)	Armored vehicles and crew teams are assigned to collect/deliver coins to/from customer sites. Service obligation was generally completed within the same day.	√
Cash Deposit Management Solutions	(b)	Cash deposit machine (Guardforce Digital Machine – GDM) are installed at the customers’ sites for the collection of cash.		√
Robotics AI Solutions - Sale of Robots	(a)	Delivery of robots and inspection completed at customer site.	√
Robotics AI Solutions - Rental of Robots	(b)	Robots are leased out for a fixed term		√
Penetration Test	(a)	Production of the test report	√
PCI ASV Scan	(a)	Submission of the scan result	√
Rapid7 Sales	(b)	Provision of information security service based on the sale and installation of Rapid7 software		√
General security solutions	(a)	Completion of integrated alarm security system installation	√

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

Disaggregation information of revenue by service type which was recognition based on the nature of performance obligation disclosed above is as follows:

	For the year ended December 31,
Service Type	2022	Percentage of Total Revenue	2021	Percentage of Total Revenue	2020	Percentage of Total Revenue
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$10,693,948	31.0%	$11,205,580	31.9%	$12,045,914	32.0%
Cash-In-Transit - Dedicated Vehicle to Banks (CIT DV)	4,074,052	11.8%	4,556,538	13.0%	4,822,354	12.8%
ATM Management	8,897,939	25.8%	10,809,497	30.7%	12,542,613	33.3%
Cash Processing (CPC)	2,789,818	8.1%	3,034,360	8.6%	2,842,209	7.5%
Cash Center Operations (CCT)	2,209,055	6.4%	2,802,171	8.0%	3,256,423	8.6%
Consolidate Cash Center (CCC)	456,720	1.3%	182,263	0.5%	-	-%
Cheque Center Service (CDC)	4,562	0.0%	59,923	0.2%	61,197	0.2%
Others **	10,149	0.1%	5,270	0.0%	399,977	1.1%
Cash Deposit Management Solutions (GDM)	1,771,380	5.1%	1,644,611	4.7%	1,457,307	3.9%
Robotic AI solutions	1,272,236	3.7%	368,659	1.0%	220,788	0.6%
Information security	512,300	1.5%	484,318	1.4%	-	-%
General security solutions	1,785,789	5.2%	-	-%	-	-%
Total	$34.477,948	100%	$35,153,190	100%	$37,648,782	100%

**	Others includes revenues from express cash, coin processing services and international shipment.

During the years ended December 31, 2022, 2021 and 2020, revenue amounting to $34,331,705, 35,041,563 and $37,433,467 were generated from third parties, respectively; and $146,243, $111,627 and $215,315 were generated from a related party (see Note 23), respectively.

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

As of the date of filing, the Company is a defendant in various labor related lawsuits totaling approximately $540,000. Management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits. Therefore, no provision has been made for these liabilities in the financial statements.

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

As of December 31, 2022, 2021 and 2020, actuarial gain of $551,649, actuarial gain of $627,193 and actuarial loss of $8,772, net of tax has been recognized in other comprehensive income, respectively.

2.28	Leases

Leases as lessee

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

Leases as lessor

The Company leases out fixed assets consisting different type of robots to third parties. All leases are classified as operating leases as the Company does not transfer substantially all of the risks and rewards incidental to the ownership of the assets.

During the year ended December 31, 2022, 2021 and 2020, the Company recognized rental income of approximately $582,000, $257,000 and $nil, respectively. The Company did not recognized lease receivables as of December 31, 2022 and 2021 as the amount to be received was immaterial to the Company’s consolidated financial statements.

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

All new standards and amendments that are effective for annual reporting period commencing January 1, 2022 have been applied by the Company for the year ended December 31, 2022. The adoption of these new and amended standards did not have material impact on the consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2022, and they have not been early adopted by the Company in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Company.

3.	BUSINESS COMBINATIONS

During the year ended December 31, 2022, the Company acquired five subsidiaries, these acquisitions have been accounted for in accordance with IFRS 3 guidelines under acquisition accounting, whereby the Company recognized the assets and liabilities transferred at their carrying amounts with carry-over basis.

A Purchase Price Allocation exercise has been undertaken to establish the constituent parts of the acquired companies’ balance sheet at fair value on acquisition. As is customary in these circumstances, this will remain under review and subject to change during the twelve-month hindsight period.

(i)	On March 22, 2022, the Company closed an acquisition of Shenzhen GFAI and Guangzhou GFAI. A total of $1,000,000 cash was paid and 2,142,852 shares were issued and valued at the $1.22 per share in consideration of 100% of the equity interest in both companies. As a result of the 2023 share consolidation, the share consideration became a total of 53,571 shares issued, valued at $48.8 per share.

The following represents the purchase price allocation at the date of the acquisition:

March 22, 2022
Cash and cash equivalents	$2,187
Trade and other receivables	896,327
Inventories	1,411,893
Other current assets	85,338
Other non-current assets	23,566
Property, plant and equipment	2,055,610
Intangible assets	1,592,783
Trade and other payables	(4,156,649)
Other current liabilities	(163,785)
Goodwill	1,867,009
Total purchase price	$3,614,279

The total revenue included in the Consolidated Statement of Profit or Loss since March 22, 2022 contributed by Shenzhen GFAI and Guangzhou GFAI was $661,839. Total net loss incurred by Shenzhen GFAI and Guangzhou GFAI since March 22, 2022 was $3,306,084.

Had Shenzhen GFAI and Guangzhou GFAI been consolidated from January 1, 2022, the Consolidated Statement of Profit or Loss would show total revenue from Shenzhen GFAI and Guangzhou GFAI of $952,358 and total net loss from Shenzhen GFAI and Guangzhou GFAI of $3,746,740.

(ii)	On June 22, 2022, the Company closed the acquisition of Beijing Wanjia. A total of $840,000 cash was paid and 3,780,000 shares were issued and valued at $0.52 per share in consideration of 100% of the equity interest in Beijing Wanjia. As a result of the 2023 share consolidation, the share consideration became a total of 94,500 shares issued, valued at $20.8 per share.

The following represents the purchase price allocation at the date of the acquisition:

June 22, 2022
Cash and cash equivalents	$38,342
Trade and other receivables	1,656,550
Inventories	562,768
Property, plant and equipment	20,488
Intangible assets	1,593,398
Other non-current assets	203,765
Trade and other payables	(1,536,547)
Other current liabilities	(145,026)
Goodwill	411,862
Total purchase price	$2,805,600

The total revenue included in the Consolidated Statement of Profit or Loss since June 22, 2022 contributed by Beijing Wanjia was $1,785,789. Total net loss incurred by Beijing Wanjia since June 22, 2022 was $204,127.

Had Beijing Wanjia been consolidated from January 1, 2022, the Consolidated Statement of Profit or Loss would show revenue from Beijing Wanjia of $3,255,081 and net loss from Beijing Wanjia of $544,673.

(iii)	On January 20, 2022, the Company closed an acquisition to obtain 100% equity interest in AI Malaysia. The consideration is approximately $1 (RM1).

The following represents the purchase price allocation at the date of the acquisition:

January 20, 2022
Cash and cash equivalents	$12,500
Current liabilities	(13,184)
Goodwill	685
Total purchase price	$1

The revenue included in the Consolidated Statement of Profit and Loss since January 20, 2022 contributed by AI Malaysia was $nil. Net loss incurred by AI Malaysia was $242,075 over the same period.

Had AI Malaysia been consolidated from January 1, 2022, the Consolidated Statement of Profit or Loss would show revenue from AI Malaysia of $nil and net loss from AI Malaysia of $242,075.

(iv)	On February 9, 2022, the Company closed an acquisition to obtain 100% equity interest in AI Macau. The consideration is approximately $3,205 (MOP25,000).

The following represents the purchase price allocation at the date of the acquisition:

February 9, 2022
Cash and cash equivalents	$21,038
Other current assets	4,162
Current liabilities	(92,350)
Goodwill	70,355
Total purchase price	$3,205

AI Macau acts as an agent-only subsidiary company, operating solely and for all purposes as the agent of AI Hong Kong for the deployment of robots and thus, AI Macau has no independent revenue of its own.

During the year ended December 31, 2021, the Company acquired two subsidiaries, these acquisitions have been accounted for in accordance with IFRS 3 guidelines under acquisition accounting, whereby the Company recognized the assets and liabilities transferred at their carrying amounts with carry-over basis.

A Purchase Price Allocation exercise has been undertaken to establish the constituent parts of the acquired companies’ balance sheet at fair value on acquisition. As is customary in these circumstances, this will remain under review and subject to change during the twelve-month hindsight period.

(i)	On February 4, 2021, the Company announced the acquisition of a majority stake in information security consultants Handshake Networking Ltd. (“Handshake”), a Hong Kong-based company specializing in penetration testing. A total of 43,700 shares were issued and valued at $7.50 per share in consideration of 51% of Handshake. As a result of the 2021 and 2023 share consolidation, consideration became a total of 1,091 shares issued, valued at $300 per share. The acquisition was closed on March 25, 2021.

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

The revenue included in the Consolidated Statement of Profit and Loss since March 25, 2021 contributed by Handshake Networking Ltd was $484,318. Handshake Networking Limited also contributed net profit of $39,787 over the same period.

Had Handshake been consolidated from January 1, 2021, the Consolidated Statement of Profit and Loss would show revenue from Handshake of $559,934 and net loss from Handshake of $72,325.

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

The following represents their assets and liabilities:

December 31, 2021
Cash and cash equivalents	$28,148
Other current assets	11,973
Current liabilities	(68,882)
Loss for the year	16,041
Additional paid in capital	$12,720

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	As of December 31,
	2022	2021
Cash on hand	$471,408	$349,846
Cash in bank	6,459,231	12,378,937
Subtotal	6,930,639	12,728,783
Restricted cash – current	-	1,525,028
Restricted cash – non-current	1,300,005	1,600,000
Cash, cash equivalents, and restricted cash	$8,230,644	$15,853,811

5.	INVENTORIES

	As of December 31,
	2022	2021
Robots at warehouse	$5,553,859	$1,387,160
Robots in transit	-	389
Security equipment	494,793	-
Impairment provision for inventories	(942,882)	-
Inventories	$5,105,770	$1,387,549

The Company recorded an allowance for slow moving or obsolete robots’ inventory of $942,882 and nil during the years ended December 31, 2022 and 2021, respectively.

6.	TRADE RECEIVABLES, NET

	As of December 31,
	2022	2021
Trade receivables	$5,392,720	$4,939,568
Recovery of doubtful accounts	7,466	-
Trade receivables, net	$5,400,186	$4,939,568

The Company recognized a recovery of doubtful accounts of $7,394, $nil and $2,872 during the years ended December 31, 2022 and 2021, respectively.

The following tables details the Company’s trade receivables as of:

December 31, 2022

	Trade receivables - as of December 31, 2022
	<30	31-60	61-90	91 and over	Total
Trade receivables	$4,814,346	$385,662	$46,222	$153,956	$5,400,186

December 31, 2021

	Trade receivables - as of December 31, 2021
	<30	31-60	61-90	91 and over	Total
Trade receivables	$4,811,158	$85,385	$20,487	$22,538	$4,939,568

7.	WITHHOLDING TAXES RECEIVABLES, NET

	2022	2021
Balance at January 1,	$3,531,953	$4,225,039
Addition	749,205	826,634
Collection	(1,008,194)	(648,025)
Write off/Allowance for uncollectible	(448,243)	(190,038)
Exchange difference	(133,625)	(681,657)
Balance at December 31,	$2,691,096	$3,531,953

	As of December 31,
	2022	2021
Current portion	$757,024	$-
Non-current portion	1,934,072	3,531,953
Withholding taxes receivables, net	$2,691,096	$3,531,953

During the year ended December 31, 2022, the Company received a withholding tax refund of THB 35,312,291 (approximately $1.0 million) in connection with the Company’s 2016 to 2017 withholding taxes refund applications (which totaled THB 56,107,574 or approximately $1.6 million). The Company wrote off approximately $0.6 million, representing the difference between the receivable recorded and amount of known refund from the Thai Revenue Department during the year ended December 31, 2022.

During the year ended December 31, 2021, the Company received a withholding tax refund of THB 20,724,273 (approximately $0.7 million), which represents the balance of the refunded amount received during 2020. The Company did not have any write offs during the year ended December 31, 2021.

During the year ended December 31, 2020, the Company received a withholding taxes refund for THB 47,812,370 (approximately $1.5 million) in connection with the Company’s 2013 to 2015 withholding taxes refund applications (totaled THB 89,268,913 or approximately $2.9 million), the balance of the refund was received in January 2021. The Company wrote off approximately $0.7 million, representing the difference between the receivable recorded and amount of known refund from the Thai Revenue Department during the year ended December 31, 2020.

Out of prudence, based on amount written off for the receivable related to year 2013 to 2017, the Company maintained an allowance of approximately $0.9 million and $1.1 million against its withholding taxes receivable as of December 31, 2022, 2021 and 2020, respectively.

8.	OTHER RECEIVABLES

Other receivables of $817,564 at December 31, 2022 represent the cash advance to a third party vendor which arose from the acquisition of Beijing Wanjia. Prior to the acquisition, Beijing Wanjia made a business advance to a third party for operational purposes.

9.	OTHER CURRENT AND OTHER NON-CURRENT ASSETS

	As of December 31,
	2022	2021
Input VAT and other taxes receivable	$293,429	$125,981
Prepayments – office and warehouse rental	780,279	807,172
Prepayments - insurance	106,167	110,408
Prepayments - others	91,926	92,234
Uniforms	24,699	19,963
Tools and supplies	155,642	81,343
Deferred costs	219,782	38,880
Cash advances to employees	71,084	-
Other current assets	$1,743,008	$1,275,981

Deposits	$437,602	$296,986
Deferred costs	9,720	48,600
Other non-current assets	$447,322	$345,586

10.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment	Office furbishing and equipment	Vehicles	Assets under construction	GDM machines	Robots	Total
Cost
At December 31, 2020	$3,649,107	$5,713,840	$5,951,808	$17,885,762	$-	$1,883,116	$884,950	$35,968,583
Additions	35,194	66,707	82,307	400,506	259,590	27,546	4,913,655	5,785,505
Disposals	(78,156)	(96,666)	(18,519)	(240,660)		(5,777)	(58,160)	(497,938)
Exchange differences	(366,462)	(575,380)	(603,152)	(1,811,740)	(10,904)	(190,959)	(371,375)	(3,929,972)
At December 31, 2021	$3,239,683	$5,108,501	$5,412,444	$16,233,868	$248,686	$1,713,926	$5,369,070	$37,326,178
Acquisitions through business combinations	-	-	205,070	141,619	-	-	2,571,013	2,917,702
Additions	146,750	35,987	40,690	92,813	33,222	72,892	4,031,107	4,453,461
Disposals	(125,666)	(94,616)	(70,482)	(367,110)	-	(15,513)	(9,260)	(682,647)
Impairment of fixed assets	-	-	-	-	-	-	(4,408,037)	(4,408,037)
Transfer in (out)	1,426	-	-	-	(239,833)	238,407	-	-
Exchange differences	(115,329)	(181,857)	(233,371)	(582,203)	(8,853)	(61,014)	(359,078)	(1,541,705)
At December 31, 2022	$3,146,864	$4,868,015	$5,354,351	$15,518,987	$33,222	$1,948,698	$7,194,815	$38,064,952

Accumulated Depreciation
At December 31, 2020	$2,923,013	$5,390,966	$5,124,622	$14,004,064	$-	$616,280	$25,284	$28,084,229
Depreciation charged for the year	143,026	158,628	218,525	1,134,600	-	354,203	692,555	2,701,537
Disposals	(74,708)	(96,660)	(18,472)	(240,659)	-	(2,120)	(3,183)	(435,802)
Exchange differences	(297,859)	(546,657)	(525,526)	(1,450,837)	-	(76,985)	(23,223)	(2,921,087
At December 31, 2021	$2,693,472	$4,906,277	$4,799,149	$13,447,168	$-	$891,378	$691,433	$27,428,877
Acquisitions through business combinations	-	-	184,364	136,723	-	-	520,516	841,603
Depreciation charged for the year	101,881	105,302	184,958	727,204	-	371,378	1,883,562	3,374,285
Disposals	(121,818)	(89,083)	(69,528)	(339,179)	-	(5,116)	(1,970)	(626,694)
Exchange differences	(96,194)	(174,465)	(209,201)	(478,260)	-	(27,393)	(34,367)	(1,019,880)
At December 31, 2022	$2,577,341	$4,748,031	$4,889,742	$13,493,656	$-	$1,230,247	$3,059,174	$29,998,191

Net book value
At December 31, 2021	$546,211	$202,224	$613,295	$2,786,700	$248,686	$822,548	$4,677,637	$9,897,301
At December 31, 2022	$569,523	$119,984	$464,609	$2,025,331	$33,222	$718,451	$8,564,630	$8,066,761

During the year ended December 31, 2022, the Company recognized an impairment loss on robots’ assets of $4,408,037.

There was no impairment of property, plant and equipment recorded for the years ended December 31, 2021 and 2020. No property, plant and equipment were pledged as security for bank borrowings.

As of December 31, 2022 and 2021, net book value of robots’ assets of approximately $447,000 and $97,000, respectively were leased out to third parties and the robots’ assets were held and used by the lessee.

11.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILTIES

The carrying amounts of right-of-use assets are as below:

	2022	2021
Balance at January 1,	$2,364,993	$4,190,351
New leases	2,956,201	824,734
Depreciation expense	(1,066,662)	(2,279,722)
Exchange difference	(83,123)	(370,370)
Balance at December 31,	$4,171,409	$2,364,993

The total operating lease liabilities are as below:

	As of December 31,
	2022	2021
Current portion	$1,774,192	$2,366,045
Non-current portion	2,340,075	-
Operating lease liabilities	$4,114,267	$2,366,045

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during year 2022, 2021 and 2020 was 3.52%, 3.49% and 3.25%, respectively.

During the years ended December 31, 2022, 2021 and 2020, interest expense of $89,470, $109,848 and $146,273 arising from lease liabilities was included in finance costs, respectively. Depreciation expense related to right-of-use assets was $1,991,447, $2,279,722 and $2,506,446, respectively during the years ended December 31, 2022, 2021 and 2020.

12.	INTANGIBLE ASSETS, NET

						Assets under construction
	Computer software	Right-of-use Platform	Customer base	Technical know-how	Security Surveillance system	Cash Management Systems	Intelligent Cloud Platform	Total
Cost
At December 31, 2020	$995,045	$-	$-	$-	$-	$-	$-	$995,045
Additions	13,235	-	-	-	-	-	-	13,235
Exchange differences	(100,976)	-	-	-	-	-	-	(100,976)
At December 31, 2021	$907,304	$-	$-	$-	$-	$-	$-	$907,304
Acquisitions through business combinations	-	729,934	1,116,730	514,968	1,356,666	-	-	3,718,298
Additions	12,740	-	-	-	37,687	194,495	3,000,000	3,244,922
Exchange differences	(32,299)	(56,905)	(74,620)	(15,624)	(33,455)			(212,903)
At December 31, 2022	$887,745	$673,029	$1,042,110	$499,344	$1,360,898	$194,495	$3,000,000	$7,657,621

Accumulated amortization
At December 31, 2020	$771,637	$-	$-	$-	$-	$-	$-	$771,637
Amortization charged for the year	51,383	-	-	-	-	-	-	51,383
Exchange differences	(80,032)	-	-	-	-	-	-	(80,032)
As December 31, 2021	$742,988	$-	$-	$-	$-	$-	$-	$742,988
Acquisitions through business combinations	-	-	-	-	526,859	-	-	526,859
Amortization charged for the year	50,036	50,894	408,463	28,128	105,156	-	-	642,677
Exchange differences	(25,856)	(417)	(2,595)	277	(19,455)	-	-	(48,046)
As December 31, 2022	$767,168	$50,477	$405,868	$28,405	$612,560	$-	$-	$1,864,478

Net book value
At December 31, 2021	$164,316	$-	$-	$-	$-	$-	$-	$164,316
At December 31, 2022	$120,577	$622,552	$636,242	$470,939	$748,338	$194,495	$3,000,000	$5,793,143

13.	TRADE AND OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2021
Trade payable – third parties	$2,060,856	$675,227
Accrued salaries and bonus	515,758	262,396
Other payables, accrued customer claims, cash loss and shortage**	57,381	91,098
Trade and other payables	$2,633,995	$1,028,721

Output VAT and other taxes payable	$118,125	$95,348
Accrued Expenses	522,059	572,157
Payroll Payable	979,027	936,080
Other Payables	289,494	177,850
Deferred revenue	568,664	43,200
Other current liabilities	$2,477,369	$1,824,635

**	Includes a provision for penalty for failure to meet certain performance indicators as stipulated in certain customer contracts for approximately $19,300 and $5,900 respectively.

14.	BORROWINGS

		As of December 31,
		2022	2021
Current portion of long-term bank borrowings	(a)	$947,559	$933,110
Current portion of long-term third party borrowing	(b)	2,234,057	15,132,910
Long-term bank borrowings	(a)	432,179	859,120
Long-term third party borrowing	(b)	13,467,639	-
Total borrowings		$17,081,434	$16,925,140

(a)	The Company maintains borrowings with one financial institution. The borrowings are used for working capital purposes to support its business operations in Thailand. For the year ended December 31, 2022, the Company had three bank loans with interest at the rates of 4.69%, 4.97%and 4.72% with maturity dates of April 7, 2025, June 30, 2023 and February 1, 2023, respectively. For the year ended December 31, 2021, the Company had four bank loans with interest at the rates of 4.47%, 2%, 2%, and 4.22%, respectively. For the years ended December 31, 2022, 2021 and 2020, interest expense was $68,010, $78,353 and $82,779, respectively.

As of December 31, 2022, the Company has unused bank overdraft availability of approximately $289,000.

As of December 31, 2021, the Company has unused bank overdraft availability of approximately $300,000.

(b)	On April 25, 2018, Guardforce TH Group Company Limited (“Guardforce TH”), entered into an agreement with Profit Raider Investment Limited (“Profit Raider”) to transfer a loan in the principal amount of $13.42 million (the “Loan”) between Guardforce TH and Guardforce AI Co., Limited (the “Company”) to Profit Raider. As a result, the Company recorded a short-term borrowing in the Loan bearing interest at 4% from April 30, 2019 to December 31, 2019 and 3.22% prior to April 30, 2019. The Company assumed an additional liability of approximately $576,000 which has been treated as an additional expense paid in 2018. The holding companies have guaranteed the short-term borrowing from Profit Raider which amount is due on December 31, 2020. On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of the Company from Guardforce AI Technology to Profit Raider. As a result of the 2021 and 2023 share consolidation, the number of ordinary shares transferred to Profit Raider became 41,666. On September 29, 2022, Profit Raider entered into a deed of assignment and transfer (the “Assignment Deed”) with WK Venture Success Limited (“WK Venture”), and the Loan was assigned and transferred to WK Venture. On December 30, 2022, Guardforce TH entered into two supplemental agreements (the “Agreements”) with WK Venture and other parties thereto to further extend the Loan to December 31, 2024 which was conditional upon payment by Guardforce TH to WK Venture of $100,000 as part payment of the interest accrued with the same interest rate on the Loan. Such payment was made in full upon the execution of the Agreement. For the year ended December 31, 2022, interest expense was $616,116. This loan is classified as long-term borrowing.

Being that in accordance with the terms of the Agreements, the Company is required to pay the full principal amount of the Loan, along with accrued interest, on December 31, 2024 and the Company is not required to make monthly payments on this obligation.

15.	CONVERTIBLE NOTE PAYABLE

On October 25, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC ( “CVP”), pursuant to which the Company issued CVP an unsecured convertible promissory note on October 25, 2022 in the original principal amount of $1,707,500.00 (the “Note”), convertible into the Company’s ordinary shares.

The Note bears simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable on the maturity date, which is twelve months after the purchase price of the Note is delivered by Investor to the Company. Subject to the occurrence of any triggering events as defined in the Note, the Investor shall have the right to increase the balance of the Note by 5% or 10%. The Company may pay all or any portion of the amount owed earlier than it is due; provided that in the event the Company elects to prepay all or any portion of the outstanding balance, the Company shall pay to the Investor 120% of the portion of the outstanding balance the Company elects to prepay. Early payments of less than all principal, fees and interest outstanding will not, unless agreed to by Investor in writing, relieve the Company of the Company’s remaining obligations hereunder.

In addition, as a result of the Company entering into the Agreement and issuing the Note, the exercise price of the Company’s private warrants is being adjusted to $0.18, which is the floor price of the Note, pursuant to the antidilution provisions of the private warrants. As a result of the 2023 share consolidation, the exercise price became $7.20 per share.

For the year ended December 31, 2022, original issue discount (“OID”) of $187,000, cash placement agent fee of $110,000 and accrued interest expense of $22,767 were recorded as finance costs. $20,000 of legal fees directly associated with the issuance of the Note is recorded as administrative expense in the Consolidated Statement of Profit and Loss.

On April 17, 2023, CVP delivered to the Company a conversion notice informing the Company that CVP had elected to convert a portion of the Note balance $1,238,400 at the conversion price of $7.20 into fully paid and non-assessable ordinary shares of the Company. In connection with this conversion, the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023.

16.	FINANCE LEASE LIABILITIES

	As of December 31,
	2022	2021
Current portion	$398,136	$619,301
Non-current portion	233,550	666,455
Finance lease liabilities	$631,686	$1,285,756

For the years ended December 31, 2022, 2021 and 2020, interest expense was $51,070, $84,794 and $98,405, respectively.

The minimum lease payments under finance lease agreements are as follows:

	As of December 31,
	2022	2021
Within 1 year	$423,514	$673,105
After 1 year but within 5 years	253,448	713,092
Less: Finance charges	(45,276)	(100,441)
Present value of finance lease liabilities, net	$631,686	$1,285,756

Finance lease assets comprise primarily vehicles and office equipment as follow:

	As of December 31,
	2022	2021
Cost	$1,571,075	$2,819,697
Less: Accumulated depreciation	(564,844)	(927,408)
Net book value	$1,006,231	$1,892,290

17.	TAXATION

Value added tax (“VAT”)

GF Cash (CIT) and AI R&I are subsidiaries operating in Thailand, which are subject to a statutory VAT of 7% for services in Thailand. Shenzhen GFAI, Guangzhou GFAI and Beijing Wanjia are the subsidiaries operating in the PRC, which are subject to a statutory VAT of 13% for goods delivered and rental provided, 6% for services provided and 9% for construction projects in the PRC. The output VAT is charged to customers who receive services from the Company and the input VAT is paid when the Company purchases goods and services from its vendors. The input VAT can be offset against the output VAT. The VAT payable is presented on the balance sheets when input VAT is less than the output VAT. A recoverable balance is presented on the balance sheets when input VAT is larger than the output VAT.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiary incorporated in the BVI is not subject to taxation.

The Company’s operating subsidiaries incorporated in different tax jurisdiction are subject to different corporate income tax rate as follows:

Corporate income tax rate
Hong Kong	16.5%
Singapore	17.0%
Thailand	20.0%
Malaysia	24.0%
Macau	12.0%
United States	21.0%
Australia	0.0%
United Arab Emirates	25.0%
United Kingdom	19.0%
South Korea	25.0%
Japan	23.2%
Canada	15.0%
Vietnam	20.0%
China	25.0%

Pre-tax loss, by jurisdiction, for the years ended December 31, 2022, 2021 and 2020 is as follows:

	For the years ended December 31,
	2022	2021	2020
Cayman Islands	$(4,302,089)	$(1,733,786)	$(1,711,094)
BVI	(17,811)	(12,769)	(12,345)
Hong Kong	(3,307,670)	(588,315)	(63,483)
Singapore	(160,228)	(16,041)	-
Thailand	(5,826,236)	(3,873,611)	(1,112,496)
Malaysia	(478,658)	-	-
Macau	(161,513)	-	-
United States	(572,088)	-	-
Australia	(15,199)	-	-
United Arab Emirates (UAE)	(72,036)	-	-
United Kingdom	(1,350)	-	-
South Korea	(20,029)	-	-
Japan	(77,055)	-	-
Canada	(2,997)	-	-
Vietnam	(17,123)	-	-
China	(3,501,768)	-	-
	$(18,533,850)	$(6,224,522)	$(2,899,418)

The components of the income tax provision are:

	For the years ended December 31,
	2022	2021	2020
Current income tax expense	$-	$-	$261,586
Deferred income tax expense (benefit)	132,208	(732,868)	(18,749)
Total income tax expense (benefit)	$132,208	$(732,868)	$242,837

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2022	2021	2020
(Loss) Profit before income tax expense*	$(3,840,120)	$(4,068,887)	$864,207
Thailand income tax statutory rate	20%	20%	20%
Income tax at statutory tax rate	(768,024)	(813,777)	172,841
Deferred tax assets not recognized	768,024	-	-
Permanent differences	132,208	80,910	69,996
Income tax expense (benefit)	$132,208	$(732,868)	$242,837

*	This amount represents profit before income tax after adjustments for non-deductible and non-taxable expense items from the Thailand operating entity.

Deferred tax assets and liabilities are comprised of the following:

	As of December 31,
	2022	2021
Provision for employee benefits	$965,560	$1,163,826
Net operating loss carried forward	671,894	728,331
Deferred tax assets	1,637,454	1,892,157
Less:
Deferred tax liabilities - finance leases	(125,701)	(256,519)
Deferred tax assets, net	$1,511,753	$1,635,638

18.	PROVISION FOR EMPLOYEE BENEFITS

Prior to March 30, 2022, the Company had a retired benefit plan (“Plan A”), another plan (“Plan B”) was established in 2022, both plans are based on the requirements of the Thailand Labor Protection Act B.E.2541 (1988) to provide retirement benefits to employees based on pensionable remuneration and length of service which are considered as unfunded. The plan asset is unfunded and the Company will pay benefits when needed.

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

The following assumptions have been adopted for Plan A’s actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as follows.

Age Group (Years)	Annual Voluntarily Resignation Rate of Direct Cost Staff	Annual Voluntarily Resignation Rate of Indirect Cost Staff
Below 31	18%	32%
31-40	9%	19%
41-50	6%	15%
Above 50	0%	0%

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 2.63% per year based on the zero coupon yield rate of government bonds in Thailand from the Thai Bond Market Association (Thai BMA) as of December 31, 2022. Duration (or single weighted average remaining time to retire) is 10.94 years.

2.	Salary Increase Rate: 1.50% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Movement in the present value of Plan A’s retired benefit obligation:

	As of December 31,
	2022	2021
Defined benefit obligations at January 1,	$5,827,355	$6,841,673
Transfer to R&I	(19,304)	-
Benefits paid during the year	(922,305)	(462,306)
Current service costs	459,975	649,242
Interest	110,483	102,196
Past service cost and gain (loss) on settlement	155,697	-
Actuarial loss	(559,544)	(627,193)
Exchange differences	(224,557)	(676,257)
Defined benefit obligations at December 31,	$4,827,800	$5,827,355

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

For the year ended December 31, 2022

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$4,500,166	$(327,634)	-6.79	-1	$5,201,435	$373,635	7.74
Salary Increase Rate	1	5,064,621	236,821	4.91	-1	4,617,667	(210,133)	-4.35
Turnover Rate	1	4,683,817	(143,983)	-2.98	-1	4,871,730	43,930	0.91
Life Expectancy	+1 Year	4,837,009	9,207	0.19	-1 Year	4,818,657	(9,143)	-0.19

For the year ended December 31, 2021

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$5,406,718	$(412,414)	-7.09	-1	$6,291,799	$472,667	8.12
Salary Increase Rate	1	6,141,412	322,280	5.54	-1	5,534,865	(284,267)	-4.89
Turnover Rate	1	5,596,605	(222,526)	-3.82	-1	5,905,978	86,846	1.49
Life Expectancy	+1 Year	5,832,121	12,989	0.22	-1 Year	5,806,228	(12,904)	-0.22

For the year ended December 31, 2020

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$6,246,875	$(594,798)	-8.69	-1	$7,540,239	$698,566	10.21
Salary Increase Rate	1	7,303,544	461,871	6.75	-1	6,442,685	(398,988)	-5.83
Turnover Rate	1	6,515,632	(326,041)	-4.77	-1	6,990,881	149,208	2,18
Life Expectancy	+1 Year	6,860,711	19,038	0.28	-1 Year	6,822,778	(18,895)	-0.28

Maturity profile of the defined benefit obligation as of December 31, are as follow:

Year	Defined Benefit Obligation
2023	$457,315
2024	223,597
2025	386,591
2026	292,415
2027	389,437
2028	262,283
2029	263,201
2030	395,884
2031	598,903
2032	242,779
2033-2045	12,610,884
>2045	8,595,457

The following assumptions have been adopted for Plan B’s actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as follows.

Age Group (Years)	Annual Voluntarily Resignation Rate of Indirect Cost Staff
Below 31	32%
31-40	19%
41-50	15%
Above 50	0%

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 3.31% per year based on the zero coupon yield rate of government bonds in Thailand from the Thai Bond Market Association (Thai BMA) as of December 31, 2022. Duration (or single weighted average remaining time to retire) is 16.40 years.

2.	Salary Increase Rate: 1.50% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Movement in the present value of Plan B’s retired benefit obligation:

	As of December 31,
	2022	2021
Defined benefit obligations at January 1,	$-	$-
Transfer from GF Cash (CIT)	19,304	-
Current service costs	1,971	-
Interest	285	-
Exchange differences	254	-
Defined benefit obligations at December 31,	$21,814	$-

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

For the year ended December 31, 2022

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$19,346	$(2,469)	-11.32	-1	$24,710	$2,896	13.27
Salary Increase Rate	1	24,176	2,362	10.83	-1	19,782	(2,032)	-9.32
Turnover Rate	1	20,142	(1,672)	-7.67	-1	22,799	985	4.51
Life Expectancy	+1 Year	21,887	73	0.33	-1 Year	21,742	(72)	-0.33

Maturity profile of the defined benefit obligation as of December 31, are as follow:

Year	Defined Benefit Obligation
2023	$-
2024	-
2025	-
2026	-
2027	-
2028	-
2029	-
2030	-
2031	-
2032	-
2033-2047	296,283
>2047	299,210

19.	SHAREHOLDERS’ EQUITY

On January 31, 2023, the shareholders of the Company approved a 1 for 40 share consolidation of the Company’s authorized and issued ordinary shares whereby every forty shares were consolidated into one share (the “2023 share consolidation”). In addition, the par value of each ordinary share increased from $0.003 to $0.12. The financial statements and all share and per share amounts have been retroactively restated to reflect the Share Consolidation. On January 31, 2023, in addition to the 2023 share consolidation, the shareholders of the Company also approved:

●	a proposal to resolve fractional entitlements to the Company’s issued ordinary shares resulting from the 2023 share consolidation – under the proposal, fractional shares will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, with fair value being defined as the closing price of the ordinary shares on a post-share consolidation basis on the applicable trading market on the first trading date of the Company’s ordinary shares following the effectiveness of the 2023 share consolidation; and

●	an increase in the Company’s authorized ordinary shares from 7,500,000 to 300,000,000.

The 2023 share consolidation was consummated under Cayman Islands law on January 31, 2023. Below is a reconciliation of the effect of the retroactive adjustments.

Consolidated Balance Sheets as of December 31, 2022

	Pre-share consolidation	Adjustments	Post-share consolidation
(Deficit) Equity
Number of ordinary shares – authorized	300,000,000	(292,500,000)	7,500,000
Number of ordinary shares – issued and outstanding	64,770,529	(63,151,552)	1,618,977
Par value	$0.003	$0.117	$0.12

Consolidated Statements of Profit or Loss for the year ended December 31, 2022

	Pre-share consolidation	Adjustments	Post-share consolidation
Loss per share
Basic and diluted loss for the year attributable to ordinary equity holders of the Company	$(0.37)	$(14.60)	$(14.97)

Weighted average number of shares used in computation:
Basic and diluted	49,605,434	(48,365,582)	1,239,852

Consolidated Balance Sheets as of December 31, 2021

	Pre-share consolidation	Adjustments	Post-share consolidation
(Deficit) Equity
Number of ordinary share – authorized	300,000,000	(292,500,000)	7,500,000
Number of ordinary share – issued and outstanding	21,201,842	(20,672,076)	529,766
Par value	$0.003	$0.117	$0.12

Consolidated Statements of Profit or Loss for the year ended December 31, 2021

	Pre-share consolidation	Adjustments	Post-share consolidation
Loss per share
Basic and diluted loss for the year attributable to ordinary equity holders of the Company	$(0.31)	$(11.59)	$(11.90)

Weighted average number of shares used in computation:
Basic and diluted	17,537,238	(17,076,519)	460,719

Consolidated Statements of Profit or Loss for the year ended December 31, 2020

	Pre-share consolidation	Adjustments	Post-share consolidation
Loss per share
Basic and diluted loss for the year attributable to ordinary equity holders of the Company	$(0.18)	$(7.08)	$(7.26)

Weighted average number of shares used in computation:
Basic and diluted	17,224,232	(16,793,851)	430,381

On June 16, 2022, a total of 3,780,000 shares were issued to acquire 100% of the equity interests in Beijing Wanjia. As a result of the 2023 share consolidation, consideration became a total of 94,500 shares issued.

On June 16, 2022, a total of 9,720,000 shares were issued as a deposit to acquire 100% of the equity interests in seven Kewei Group companies. On September 13, 2022, the Company and the shareholders of seven Kewei Group companies signed a termination agreement to terminate such acquisition. After the 2023 share consolidation, the 9,720,000 shares issued became 243,000 shares, were returned and cancelled on February 13, 2023 (see Note 23).

On May 24, 2022, a total of 113 shares were cancelled as per shareholders’ request. As a result of the 2023 share consolidation, the cancelled shares became 2 shares.

On April 8, 2022, the Company completed another private placement with certain investors that the Company agreed to sell to such investors an aggregate of 8,739,351 ordinary shares. As a result of the 2023 share consolidation, ordinary shares issued to certain investors became a total of 218,484 shares.

On March 14, 2022, a total of 2,142,582 shares were issued to acquire 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI. As a result of the 2023 share consolidation, consideration became a total of 53,571 shares issued.

On February 25, 2022 and April 26, 2022, the Company issued 10,000 and 10,000 ordinary shares, respectively, totally 20,000 ordinary shares to the vendor as compensation for serving the Company. As a result of the 2023 share consolidation, compensation became a total of 500 shares issued (Note 20).

On January 25, 2022, the Company granted and issued 260,000 restricted ordinary shares to certain employees under the Company’s 2022 Equity Incentive Plan. As a result of the 2023 share consolidation, the number of restricted ordinary shares issued to certain employees became a total of 6,500 shares (Note 20).

On January 20, 2022, the Company completed a private placement with certain investors to issue (i) 7,919,997 ordinary shares; and (ii) 11,879,993 ordinary shares issuable upon the exercise of warrants, at an exercise price of $1.30 per share. As a result of the 2023 share consolidation, ordinary shares issued to certain investors became a total of 197,999 shares the exercise price of warrants became $52 to purchase 1 share.

After the two private placements and the issuance of a convertible note (Note 15), the exercise price of both the Company’s IPO warrants which was issued on September 28, 2021 and private warrants which was issued on January 20, 2022, was adjusted to $0.16 and $0.18, respectively pursuant to the antidilution provisions of warrants. As a result of the 2023 share consolidation, the exercise price was proportionately increased from $0.16 to $6.40 and from $0.18 to $7.20, respectively. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

On July 12, 2022, the Company entered into warrant solicitation inducement letters with several investors that are existing holders of its warrants through the private placement on January 20, 2022 (“Private Warrants”) wherein the investors agreed to exercise 5,581,918 outstanding warrants to purchase an aggregate of 5,581,918 ordinary shares for cash, at an exercise price reduced by the Company from $1.15 per share to $0.238 per share. As a result of the 2023 share consolidation, the purchased ordinary shares became a total of 139,547 shares, these exercise price became $46 per share to $9.52 per share after the 2023 share consolidation adjustment. In consideration for the immediate exercise of the existing warrants for cash, the Company issued one-half (1/2) of an ordinary share for each warrant exercise. As a result, the exercising holders received approximately 2,790,959 ordinary shares as share consideration. As a result of the 2023 share consolidation, consideration became a total of 69,773 shares issued. The Company received aggregate net proceeds of approximately $1.23 million. As a result of the warrant exercise, the exercise price of the Company’s warrants issued through the initial public offering on September 28, 2021 (“Public Warrants”) is adjusted to $0.16 and the exercise price of the Company’s Private Warrants is adjusted to $0.18. As a result of the 2023 share consolidation, the exercise price was proportionately increased from $0.16 to $6.40 and from $0.18 to $7.20, respectively. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

Including the warrant solicitation inducement, a total of 8,195,641 warrants were exercised during the year ended December 31, 2022. 6,007,942 warrants were exercised subsequently from January 1, 2023 to the date of this report. As of December 31, 2022 and the date of this report, we have an aggregate of 8,021,701 and 2,013,759 warrants issued and outstanding, respectively.

On August 20, 2021, the shareholders of the Company approved a 1 for 3 share consolidation (the “2021 share consolidation”) of the Company’s authorized and issued ordinary shares whereby every three shares were consolidated into one share. In addition, the par value of each ordinary share increased from $0.001 to $0.003. After the 2023 share consolidation, the par value of each ordinary share became $0.12. The financial statements and all share and per share amounts have been retroactively restated to reflect the 2021 share consolidation. On August 20, 2021, in addition to the 2021 share consolidation, the shareholders of the Company also approved:

●	a proposal to resolve fractional entitlements to the Company’s issued ordinary shares resulting from the Share Consolidation – under the proposal, fractional shares will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, with fair value being defined as the closing price of the ordinary shares on a post-share consolidation basis on the applicable trading market on the first trading date of the Company’s ordinary shares following the effectiveness of the 2021 share consolidation; and

●	an increase in the Company’s authorized ordinary shares from 100,000,000 to 300,000,000. After the 2023 share consolidation, the Company’s authorized ordinary shares became 7,500,000.

On March 25, 2021, a total of 43,700 shares were issued to acquire a majority stake in Handshake. As a result of the 2021 and 2023 share consolidation, consideration became a total of 1,091 shares issued.

On September 28, 2021, the Company completed an initial public offering to issue 3,614,458 units, each unit consisting of one of our ordinary shares, par value $0.003 per share, and a warrant to purchase one ordinary share at $4.15 per unit for aggregate gross proceeds of approximately $15 million. Each ordinary share is being sold together with one warrant to purchase one ordinary share. Each whole share exercisable pursuant to the warrants will have an exercise price per share at $5.1875, equal to 125% of the initial public offering price. The warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. As a result of the 2023 share consolidation, the unit sold became 90,309 with par value became $0.12 per share. A warrant to purchase one ordinary share became $166 and the exercise price per share of each whole share exercisable pursuant to the warrants became $207.50.

The fair value of the warrants, determined using the Black-Scholes valuation model, was $0.46 per warrant. The significant inputs into the model were share price as shown above, the exercise price as shown above, volatility of 17.06%, expected warrant life of 5 years, and an annual risk-free interest rate of 2.5%.  The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of Nasdaq-100 companies between 2015 – 2019. As a result of the 2023 share consolidation, the fair value of the warrants became $18.40 per warrant.

As of December 31, 2019, 16,666,663 ordinary shares were issued at par value of $0.003, equivalent to share capital of $50,000. On February 5, 2020, the shareholders of the Company authorized an increase in the authorized shares of the Company from 16,666,663 ordinary shares to 100,000,000 ordinary shares. In March 2020, the Company issued 689,427 ordinary shares (see Note 18) at par value. Total ordinary shares issued as of December 31, 2020 was 17,356,090, equivalent to share capital of approximately $52,069. As of December 31, 2021 and 2020, subscription receivable for these shares was $50,000. There is no definitive due date to pay up the receivables. During 2020, the Company recorded a capital distribution to the controlling shareholder for approximately $380,000, representing the amount of a related party receivable/loan written off. As a result of the 2021 and 2023 share consolidation, ordinary shares issued as of December 31, 2019 became 416,442 at par value became $0.12. Shares issued in March 2020 became 17,235. The increased authorized shares of the Company became 2,500,000. Total ordinary shares issued as of December 31, 2020 became 433,677.

20.	STOCK-BASED COMPENSATION

On January 25, 2022, the Company granted and issued 260,000 restricted ordinary shares to certain employees under the Company’s 2022 Equity Incentive Plan. This stock-based compensation expense was amounting to $238,914. As a result of the 2023 share consolidation, the number of restricted ordinary shares issued to certain employees became a total of 6,500 shares.

On October 25, 2021, the Company entered into an agreement with a third party vendor to provide investors relations services for a term of one-year. The agreement was terminated on May 7, 2022. During the year ended December 31, 2022, the Company issued 20,000 ordinary shares to the vendor as compensation for serving the Company. This stock-based compensation expense was amounting to $13,181. As a result of the 2023 share consolidation, compensation became 500 shares issued.

On December 16, 2019, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with VCAB Eight Corporation, a Texas corporation (“VCAB”), pursuant to which, subject to certain preconditions being satisfied, it was agreed that VCAB would merge with and into the Company. The main objective of the Merger was to increase the Company’s shareholder base to, among other things, assist the Company in satisfying the listing standards of a national security exchange in the United States. The Merger was completed effective on March 10, 2020, and the separate existence of VCAB ceased on that date. As consideration for the Merger, the Company agreed to issue an aggregate of 877,021 shares of capital stock (“Plan Shares’) to VCAB’s claim holders. As of December 31, 2020, the Company has issued, 689,427 of the Plan Shares to approximately 670 designated and Bankruptcy Court approved claim holders. During 2021, the Company issued 187,594 of the Plan Shares to additional claim holders upon their approval by the Bankruptcy Court. Following the completion of this process, the Company has approximately 1,300 holders of its outstanding ordinary shares. The Company recorded the fair value of the shares in connection to the 877,025 shares issued in the merger transaction of $18,826 as stock-based compensation expense. As a result of the 2021 and 2023 share consolidation, the agreed number of Plan shares became 21,924. The Company issued 17,235 of the Plan Shares and the remaining Plan Shares issued became 4,689 shares.

On January 8, 2020, Guardforce AI Service Ltd. entered into agreements with and transferred 833,333 shares each, totaling 1,666,666 of the Company’s ordinary shares, to, Mr. Terence Wing Khai Yap, the Company’s Chairman and Ms. Lei Wang, the Company’s Chief Executive officer. The shares, deemed as issuances by the Company, were transferred to Mr. Yap and Ms. Wang as compensation for serving in their roles as the Company’s Chairman and Chief Executive Officer, respectively. The Company accounted for these transfers as stock-based compensation expenses; the aggregate charge was $46,341, representing the fair value of the shares being transferred. As a result of the 2021 and 2023 share consolidation, the number of ordinary shares transferred to Mr. Yap and Ms. Wang became 20,833 shares each, totaling 41,666 shares.

On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of Guardforce AI Co. Limited from Guardforce AI Technology to Profit Raider Investments Limited (“Profit Raider”) to fulfil a short-term borrowing transaction (see Note 21). This transfer is deemed an issuance by the Company and the Company recorded a charge of stock-based compensation expense of $35,769. As a result of the 2021 and 2023 share consolidation, the number of ordinary shares transferred to Profit Raider became 41,666 shares.

21.	SELLING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

	For the years ended December 31,
	2022	2021	2020
Staff expense	$7,352,579	$3,471,146	$2,759,505
Rental expense*	452,137	24,551	702,664
Depreciation and amortization expense	2,997,945	1,261,988	167,380
Utilities expense	72,550	93,736	120,236
Travelling and entertainment expense	601,267	148,063	138,707
Professional fees	2,095,068	1,183,499	932,891
Repairs and maintenance	57,820	71,990	70,443
Employee benefits	125,272	153,454	548,628
Other service fees	433,822	240,328	273,333
Research and development expense	99,947	-	-
Other expenses**	1,031,794	933,288	960,685
	$15,320,201	$7,582,043	$6,674,472

*	During the year ended December 31, 2020, depreciation expense of $700,741 relating to the right of use assets was recorded as rental expense.

**	Other expenses mainly comprised of office expenses, stamp duties, training costs, etc.

22.	LEGAL RESERVE

Thailand

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is at least 10% of the registered share capital. The legal reserve is non-distributable. The Company reserve has met the legal reserve requirement of $223,500 as of December 31, 2022 and 2021.

The PRC

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the year ended December 31, 2022, the Company did not accrue any legal reserve.

23.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022:

Name of related parties	Relationship with the Company
Tu Jingyi (“Mr. Tu”)	Controlling shareholder
Guardforce TH Group Company Limited	Mr. Tu’s father is the majority shareholder
Guardforce Security (Thailand) Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Bangkok Bank Public Company Limited	Minority shareholder
Guardforce Aviation Security Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce AI Technology Limited	Holding Company
Guardforce AI Service Limited	Holding Company
Guardforce Holdings (HK) Limited	Controlled by Mr. Tu’s father
Guardforce Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	Controlled by Mr. Tu
Perfekt Technology & System Co., Ltd.	Mr. Tu’s father is the majority shareholder of its ultimate holding company
GF Robotics Malaysia Sdn. Bhd	Controlled by Mr. Tu’s brother until January 20, 2022 when it was acquired by the Company
Macau GF Robotics Limited	Controlled by Mr. Tu’s brother until February 9, 2022 when it was acquired by the Company
Quantum Infosec Inc (“Quantum”)	Minority shareholder of Handshake
Richard Stagg	Director of Handshake
GF Technovation Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	Controlled by Mr. Tu
Nanjing Zhongzhi Yonghao Robot Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Nanchang Zongkun Intelligent Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Guardforce Qiyun Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Yongan Security Alarm System Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
CSF Mingda Technology Co., Ltd	Mr. Tu is the majority shareholder of its ultimate holding company

The principal related party balances as of December 31, 2022 and 2021 and transactions for the years ended December 31, 2022, 2021 and 2020 are as follows:

Amounts due from related parties:

		As of December 31,
		2022	2021
Guardforce TH Group Company Limited	(c)	$894	$6,335
Guardforce AI Technology Limited	(c)	423	626
Guardforce AI Service Limited	(c)	423	626
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	(a)	7,312,883	-
Shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(b)	7,020,000	-
Nanjing Zhongzhi Yonghao Robot Co., Ltd.	(c)	7,297	-
Nanchang Zongkun Intelligent Technology Co., Ltd.	(c)	7,310	-
Sichuan Qiantu Guardforce Robot Technology Co., Ltd.	(c)	3,777	-
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.	(c)	144,737	-
CSF Mingda Technology Co., Ltd	(c)	11,129	-
GF Robotics Malaysia Sdn. Bhd	(d)	-	11,973
Macau GF Robotics Limited	(d)	-	5,058
Quantum Infosec Inc		-	1,389
		$14,508,873	$26,007

(a)	Amounts due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited comprised of $4,481,346 representing prepayments for the purchase of robots from a related party, $2,773,560 receivables in connection with the robots returned to a related party and $57,977 expense paid on behalf of a related party.

(b)

On May 24, 2022, the Company entered into a securities purchase agreement with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in seven Kewei Group companies from Shenzhen Kewei. The acquisition purchase price of $21,600,000 were paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%) at $2.00 per share. During the year ended December 31, 2022, the Company has fully paid the purchase considerations. Cash amount of $2,160,000 was paid and 9,720,000 restricted ordinary shares of the Company were issued. After the 2023 share consolidation, the 9,720,000 shares issued became 243,000 shares. The restricted ordinary shares issued was valued at the $0.50 per share, as a result of the 2023 share consolidation, the value became $20 per share, based on the market share price at the issuance date, the equity portion of the deposit paid for business acquisitions was $4,860,000.

On September 13, 2022, the Company terminated the securities purchase agreement, the cash paid to Shenzhen Kewei was agreed to be refunded and the shares issued to Shenzhen Kewei was agreed to be returned within 90 days of the signing of the termination agreement. On February 13, 2023, after the 2023 share consolidation, 243,000 restricted ordinary shares amounting to $4,860,000 were returned to and cancelled by the Company.

On March 31, 2023, shareholders’ of Shenzhen Kewei returned RMB2,000,000 (approximately $291,000) to the Company and committed to return the remaining balance by three quarterly installments due on June 30, 2023, September 30, 2023 and December 31, 2023, respectively.

(c)	Amounts due from these related parties represent business advances for operational purposes.

(d)	The Company acquired GF Robotics Malaysia Sdn. Bhd and Macau GF Robotics Limited on January 20, 2022 and February 9, 2022, respectively. The amounts due from these related parties as of December 31, 2021 became intra-group balances which have been eliminated on consolidation as of December 31, 2022.

Amounts due to related parties:

		As of December 31,
		2022	2021
Tu Jingyi	(a)	$210,028	$109,607
Shenzhen Junwei Investment Development Company Limited		-	-
Guardforce Holdings (HK) Limited	(b)	394,016	163,590
Guardforce Security (Thailand) Company Limited	(c)	77,413	-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited		-	301,853
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(d)	2,403,555	-
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.	(e)	394,151	-
Shenzhen Qianban Technology Co., Ltd.	(e)	99,733	-
Guardforce Security Service (Shanghai) Co., Ltd.	(e)	267,764	-
Shenzhen Guardforce Qiyun Technology Co., Ltd.	(e)	189	-
Shanghai Yongan Security Alarm System Co., Ltd.	(e)	21,842	-
Richard Stagg		-	15,976
		$3,868,691	$591,026

(a)	Amounts due to Mr. Tu Jingyi comprised of $78,862 advances made and $131,166 accrued interests on the loans.

(b)	Amounts due to Guardforce Holdings (HK) Limited comprised of $195,398 advances made and $198,618 accrued interests on the loans.

(c)	Amounts due to Guardforce Security (Thailand) Company Limited represent accounts payable for services provided by a related party.

(d)	Amounts due to Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries comprised of $2,608,341 representing trade payables for the purchase of robots from a related party and $12,320 expense paid on behalf by a related party, offset with $217,106 prepayment to a related party for the development of a general security solutions platform that the platform was completed in January 2023.

(e)	Amounts due to related parties represent business advances for operational purposes.

Short-term borrowing from a related party:

		As of December 31,
		2022	2021
Guardforce Holdings (HK) Limited	(a)	$3,148,500	$-

Long-term borrowings from related parties:

		As of December 31,
		2022	2021
Guardforce Holdings (HK) Limited	(a)	$18,346	$3,895,500
Tu Jingyi	(b)	1,437,303	1,437,303
		$1,455,649	$5,332,803

(a)

On December 31, 2019, the Company entered into an agreement with Guardforce Holdings (HK) Limited whereby Guardforce Holdings (HK) Limited loaned $1,499,998 to the Company. The loan is unsecured and it bears an interest rate of 3%. The loan was initially due on December 31, 2020. During the year ended December 31, 2022, 2021 and 2020, the Company repaid $728,654, $245,000 and $507,998 to partially settle the principal, respectively. The loan was extended to December 22, 2022 bearing interest rate at 2%. On July 26, 2022, the outstanding balance of this loan was extended to June 30, 2025 with the same terms and conditions. For the years ended December 31, 2022, 2021 and 2020, interest expense on this loan was $183, $14,940 and $19,840, respectively. This loan is classified as long-term borrowings from a related party.

On April 17, 2020, the Company borrowed $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan is due on April 16, 2023. For the year ended December 31, 2022, 2021 and 2020, interest expense on this loan was $27,350, $54,700 and $34,187, respectively. This loan is classified as short-term borrowings from a related party.

On September 9, 2020, the Company borrowed $413,500. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the years ended December 31, 2022, 2021 and 2020, interest expense on this loan was $4,135, $8,270 and $2,757, respectively. This loan is classified as short-term borrowings from a related party.

(b)	On September 1, 2018, the Company entered into an agreement with Mr. Tu Jingyi whereby Mr. Tu Jingyi loaned $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest rate at 3%. The loan was expired on August 31, 2019, which was extended to August 31, 2020. On September 1, 2020, the Company further extended the loan to August 31, 2022 with an interest rate at 1.5%. On July 26, 2022, the outstanding balance of this loan was extended to June 30, 2025 with the same terms and conditions. For the years ended December 31, 2022, 2021 and 2020, interest expense on this loan was $10,780, $21,560 and $35,933, respectively. This loan is classified as long-term borrowings from a related party.

Related party transactions:

		For the years ended December 31,
	Nature	2022	2021	2020
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$792,499	$763,256	$714,625
Guardforce Aviation Security Company Limited	(b)	4,052	5,739	13,190
Perfekt Technology & System Co., Ltd.	(c)	-	6,850	35,842
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(d)	5,964,199	5,702,103	1,584,873
Shenzhen Kewei Robot Technology Co., Limited - Purchases	(e)	1,196,450	-	-
Shenzhen Kewei Robot Technology Co., Limited - ICP	(f)	3,000,000	-	-
		$7,823,592	$6,477,948	$2,348,530

Service/ Products delivered to related parties:
Bangkok Bank Public Company Limited		$-	$-	$9,726
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Commission		-	-	158,487
Guardforce Limited	(g)	-	12,846	205,589
GF Technovation Company Limited	(g)	146,243	98,781	-
		$146,243	$111,627	$373,802

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company.

(b)	Guardforce Aviation Security Co., Ltd. provided escort services to the Company.

(c)	Perfekt Technology & System Co., Ltd. provided security equipment to the Company.

(d)	The Company paid $13,219,105 to Shenzhen Intelligent Guardforce Robot Technology Co., Limited for the purchase of robots, in which robots amounting to $4,481,346 had yet delivered, and robots amounting to $2,773,560 were returned by the Company.

(e)	The Company paid $1,785,617 to Shenzhen Kewei Robot Technology Co., Limited for the purchased robots amounting to $1,611,782, in which robots amounting to $415,332 were returned by the Company.

(f)	On February 8, 2022, the Company entered into a Commission Development Agreement with Shenzhen Kewei Robot Technology Co., Limited for the development of a robotics management platform named GFAI Intelligent Cloud Platform V2.0 (“ICP”). The contract amount was $3,000,000 which was paid in 2022 as a one-time lump sum payment after the execution of the agreement.

(g)	The Company sold robots to GF Technovation Company Limited.

24.	CONSOLIDATED SEGMENT DATA

Selected information by segment is presented in the following tables for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
	2022	2021	2020
Revenues(1)
Secured logistics	$30,907,623	$34,300,213	$37,427,994
Information security	512,300	484,318	-
Robotics AI solutions	1,272,236	368,659	220,788
General security solutions	1,785,789	-	-
	$34,477,948	$35,153,190	$37,648,782

(1)	Revenue excludes intercompany sales.

	For the years ended December 31,
	2022	2021	2020
Operating loss
Secured logistics	$(1,353,365)	$(808,162)	$(709,415)
Information security	(61,900)	48,726	-
Robotics AI solutions	(11,227,391)	(1,072,133)	(157,967)
General security solutions	(178,580)	-	-
Corporate and others (2)	(4,066,903)	(1,872,155)	(1,255,168)
Operating loss	$(16,888,139)	$(3,703,724)	$(2,122,550)
Total other income from five segments	88,732	285,220	52,956
Foreign exchange losses, net:
- Secured logistics	(629,844)	(1,814,948)	69,521
- Information security	-	(1,514)	-
- Robotics AI solutions	37,503	(1,511)	-
- Corporate and others	1,376	(3,202)	(598)
Finance costs:
- Secured logistics	(802,438)	(885,183)	(806,031)
- Information security	(1,648)	-	-
- Robotics AI solutions	(22,695)	(2,793)	-
- General security solutions	(946)	-	-
- Corporate and others	(315,751)	(96,867)	(92,716)
Loss before income tax	(18,533,850)	(6,224,552)	(2,899,418)
Provision for income tax (expense) benefit	(132,208)	732,868	(242,837)
Net loss for the year	(18,666,058)	(5,491,654)	(3,142,255)
Less: Loss attributable to the non-controlling interest	101,264	9,727	16,231
Net loss attributable to equity holders of the Company	(18,564,794)	(5,481,927)	(3,126,024)

(2)	Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash compensation of $252,095 was solely attributable to the Corporate and others segment.

Depreciation and amortization by segment for the year ended December 31, 2022, 2021 and 2020 are as follows:

	For the years ended December 31,
	2022	2021	2020
Depreciation and amortization:
Secured logistics	$3,373,660	$4,407,085	$5,011,496
Robotics AI solutions	2,497,153	625,557	22,523
General security solutions	110,594	-	-
	$5,981,407	$5,032,642	$5,034,019

Total assets by segment as of December 31, 2022 and 2021 are as follows:

Total assets	As at December 31,
	2022	2021
Secured logistics	$25,315,845	$27,653,957
Information security	615,517	672,215
Robotics AI solutions	23,577,547	6,655,610
General security solutions	4,260,811	-
Corporate and others	7,397,254	6,770,455
	$61,166,974	$41,752,237

Total non-current assets by geographical segment as of December 31, 2022 and 2021 are as follows:

Total non-current assets	As at December 31,
	2022	2021
The PRC (including Hong Kong and Macau)	$11,234,176	$2,089,886
Thailand	14,223,714	17,704,463
Other countries	446,020	-
	$25,903,910	$19,794,349

25.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in 2026. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of December 31, are as follows:

Amount
Years ending December 31:
2023	$1,250,035
2024	838,984
2025	820,002
2026	136,667
Total minimum payment required	$3,045,688

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of December 31, 2022 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period
			Less than			More than
Contractual Obligations	Nature	Total	1 year	1-2 years	3-5 years	5 years
Service fee commitments	(a)	$231,112	$231,112	$-	$-	$-
Operating lease commitments	(b)	5,321,663	2,575,022	1,590,492	1,156,149	-
Purchase commitments	(c)	3,079,373	3,079,373	-	-	-
		$8,632,148	$5,885,507	$1,590,492	$1,156,149	$-

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which will expire in August 2023.

(b)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

(c)	AI Hong Kong entered into various purchase agreements with Shenzhen Intelligent Guardforce Robot Technology Co., Limited and Shenzhen Kewei Robot Technology Co., Ltd. to establish mutual contractual obligations for future purchases of robots. These agreements do not contain the scheduled delivery dates. As of the date of this report, the Company is not intent to execute these agreements until the inventories on hand are being sold.

Bank guarantees

As of December 31, 2022, the Company had commitments with banks for bank guarantees in favor of government agencies and others of approximately $3,467,000.

Litigation

As of the date of filing, the Company is a defendant in various labor related lawsuits totaling approximately $540,000. Management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits. Therefore, no provision has been made for these liabilities in the financial statements.

26.	CONCENTRATIONS

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,
	2022	% of revenue	2021	% of revenue	2020	% of revenue
Company A	$8,093,618	23.5%	$9,611,739	27.3%	$10,237,481	27.3%
Company B	5,911,995	17.1%	6,636,377	18.9%	7,284,968	19.5%
Company C	3,294,297	9.6%	3,559,424	10.1%	3,296,691	8.8%
Company D	4,174,278	12.1%	4,140,975	11.8%	4,007,021	10.7%
	$21,474,188	62.3%	$23,948,515	68.1%	$24,826,161	66.3%

Details of the customers which accounted for 10% or more of trade receivable are as follows:

	As of December 31,
	2022	% account receivable	2021	% account receivable
Company A	$672,314	12.4%	$737,264	14.9%
Company B	371,798	6.9%	718,128	14.5%
Company C	556,414	10.3%	690,906	14.0%
Company D	1,066,264	19.7%	949,496	19.2%
	$2,666,790	49.3%	$3,095,794	62.7%

27.	SUBSEQUENT EVENTS

Numerous subsequent events disclosures are being made elsewhere in this consolidated financial statements. Subsequent events have been reviewed through the date this consolidated financial statements were issued and required no adjustments or disclosures other than the following (Note 19):

On January 31, 2023, the shareholders of the Company approved a 1 for 40 share consolidation (“2023 share consolidation”) of the Company’s authorized and issued ordinary shares, (1) the fractional shares proposal; and (2) immediately following the completion of the share consolidation, the shareholders of the Company approved an increase in our authorized ordinary shares from 7,500,000 ordinary shares to 300,000,000 ordinary shares. The share consolidation was consummated under Cayman Islands law on January 31, 2023.

On March 1, 2023, Tu Jingyi (“Mr. Tu”) provided a repayment plan to the Company in connection with the balance of related party receivable with Shenzhen Intelligent Guardforce Robot Technology Co., Limited and Shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries (Note 23). Mr. Tu and the Company have agreed to the following pursuant to the plan:

(1)	Amount due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited for the prepayment for the purchase of robots made by AI Hong Kong shall be offset with the amount due to Shenzhen Kewei Robot Technology Co., Limited for the payables relating to the purchase of robots made by GFAI Shenzhen and GFAI Guangzhou;

(2)	Mr. Tu agreed to settle the remaining balance by three installments of approximately $1,500,000 each by June 30, 2023, September 30, 2023 and December 31, 2023, respectively;

(3)	Mr. Tu agreed to waive the Company’s repayment of the borrowings from Guardforce Holdings (HK) Limited and borrowings from Mr. Tu (Note 23) if Mr. Tu is unable to settle the balance in full as of December 31, 2023.

(4)	Mr. Tu agreed to return and forfeit his shares of the Company if the above settlement is insufficient to settle the full receivable balance.

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The parent Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2021.

STATEMENTS OF FINANCIAL POSITION - PARENT COMPANY ONLY

	As of December 31,
	2022	2021
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$332,617	$5,129,248
Other receivables	9,000	5,833
Amount due from related parties	7,020,000	-
Goodwill	2,679,445	329,534
Investment in subsidiaries	14,915,920	5,731,576
Total assets	$24,956,982	$11,196,191

Liabilities and equity

Trade and other payables	$-	$135,295
Convertible note payable	1,730,267	-
Long-term borrowings from related parties	4,033,084	4,575,852
Total liabilities	5,763,351	4,711,147

Equity
Ordinary shares – par value $0.12* authorized 7,500,000 shares, issued and outstanding 1,618,977* shares at December 31, 2022; par value $0.12* authorized 7,500,000 shares, issued and outstanding 529,766* shares at December 31, 2021	194,313	63,606
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	46,231,302	15,379,595
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Accumulated deficit	(28,769,014)	(10,204,220)
Accumulated other comprehensive income	1,112,494	821,527
Capital & reserves attributable to equity holders of the Company	19,193,631	6.485,044
Total liabilities and equity	$24,956,982	$11,196,191

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE LOSS - PARENT COMPANY ONLY

	For the years ended December 31,
	2022	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$-	$-	$-
Cost of sales	-	-	-
Gross margin	-	-	-

Administrative expenses	(4,042,981)	(1,861,520)	(1,519,150)
Loss from operations	(4,042,981)	(1,861,520)	(1,519,150)

Other income, net	56,642	227,205	9
Finance cost	(315,750)	(99,470)	(92,717)
Equity loss of subsidiaries	(14,262,705)	(3,748,142)	(1,514,166)
Net loss attributable to equity holders of the Company	$(18,564,794)	$(5,481,927)	$(3,126,024)

STATEMENTS OF CASH FLOWS – PARENT COMPANY ONLY

	For the years ended December 31,
	2022	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(18,564,794)	$(5,481,927)	$(3,126,024)
Adjustments to reconcile net income to net cash provided by operating activities
Stock-based compensation	252,095	-	100,936
Finance costs	230,267
Equity loss from equity investments	14,262,705	3,748,142	1,514,166
Changes in operating assets and liabilities:
Other receivables, net	(3,167)	(5,833)	57,400
Other payables	(25,834,800)	(7,405,803)	975,618
Net cash used in operating activities	(29,657,694)	(9,145,421)	(477,904)

Financing activities
Proceeds from issue of shares	20,346,353	13,244,329	-
Proceeds from exercise of warrants	3,014,710	-	-
Proceeds from a convertible note	1,500,000	-	-
Net cash provided by financing activities	24,860,063	13,244,329	-

Net increase (decrease) in cash and cash equivalents, and restricted cash	(4,796,631)	4,098,908	(477,904)
Cash and cash equivalents at beginning of year	5,129,248	1,030,340	1,508,244
Cash and cash equivalents at end of year	$332,617	$5,129,248	$1,030,340