Form 20-F
period 2023-12-31
Guardforce AI Co., Ltd.
filed 2024-04-29
CIK 1804469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2023): There were 9,830,373 shares of the registrant’s ordinary shares outstanding, par value $0.12 per share.

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2023

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“AI Holdings” are to Guardforce AI Holdings Limited, a BVI company and our wholly owned subsidiary;

●	“AI Hong Kong” are to Guardforce AI (Hongkong) Co., Limited, a Hong Kong company and our wholly owned subsidiary;

●	“AI Robots” are to Guardforce AI Robots Limited, a BVI company and our wholly owned subsidiary;

●	“AI Singapore” are to Guardforce AI Singapore Pte Ltd., a Singapore company and our wholly owned subsidiary;

●	“AI Technology” are to Guardforce AI Technology Limited, a BVI company and one of our shareholders;

●	“AI Thailand” are to Guardforce AI Group Co., Limited, a Thailand company and our wholly controlled subsidiary;

●	“Baht” and “THB” are to the legal currency of Thailand;

●	“Bank of Thailand” or “BOT” are to Thailand’s central bank;

●	“BVI” are to the British Virgin Islands;

●	“Beijing Wanjia” are to Beijing Wanjia Security System Limited, a PRC company and Shenzhen GFAI’s wholly owned subsidiary;

●	“CIT” are to cash-in-transit or cash/valuables-in-transit;

●	“Companies Act” are to the Companies Act (As Revised), as consolidated and revised, of the Cayman Islands;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“FINRA” are to the Financial Industry Regulatory Authority;

●	“GF Cash (CIT)” are to Guardforce Cash Solutions Security (Thailand) Co., Ltd., a Thailand company and AI Thailand’s 99.07% owned subsidiary;

●	“Guardforce,” “we,” “us,” “our” and the “Company” are to the combined business of Guardforce AI Co., Limited, a Cayman Islands company, its subsidiaries and other consolidated entities;

●	“GFAI Japan” are to GFAI Robot Service GK, a Japan company and AI Hong Kong’s wholly owned subsidiary;

●	“GFAI Korea” are to GFAI Robot Service Co., Ltd., a South Korea company and AI Hong Kong’s wholly owned subsidiary;

●	“GFAI R&I” are to GFAI Robotic and Innovation Solution (Thailand) Company Limited, a Thailand company and 98% owned by AI Thailand, 1% owned by Horizon Dragon and 1% owned by Southern Ambition;

●	“GFAI UK” are to GFAI Robot Service (UK) Limited, a UK company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“GFAI Canada” are to GFAI Robot Service Limited, a company incorporated in the Province of Ontario, Canada, and Robot Service Hong Kong’s wholly owned subsidiary, on January 5, 2024, the Company deregistered GFAI Canada;

●	“GFAI Vietnam” are to GFAI Robot Service (Vietnam) Co., Ltd, a Vietnam company and AI Hong Kong’s wholly owned subsidiary, on March 22, 2023, the Company deregistered AI Vietnam;

●	“Guangzhou GFAI” are to Guangzhou GFAI Technology Co., Limited, formerly known as Guangzhou Kewei Robot Technology, a PRC company and Shenzhen GFAI’s wholly owned subsidiary;

●	“GFAI Technology” are to GFAI Technology Limited, a BVI company and our wholly owned subsidiary;

●	“GFAI Technology HK” are to GFAI Technology (Hong Kong) Limited, a Hong Kong company and a wholly owned subsidiary of GFAI Technology;

●	“Handshake” are to Handshake Networking Limited, a Hong Kong company and our 51% owned subsidiary until on February 6, 2024, the Company disposed Handshake;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Horizon Dragon” are to Horizon Dragon Limited, a BVI company and AI Holdings’ wholly owned subsidiary;

●	“Macau” are to the Macau Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“Robotics BVI” are to GFAI Robotics Group Co., Limited, a BVI company and our wholly owned subsidiary;

●	“Robotics Malaysia” are to GF Robotics Malaysia Sdn. Bhd., a Malaysia company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Hong Kong” are to GFAI Robot Service (Hong Kong) Limited, a Hong Kong company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Australia” are to GFAI Robot Service (Australia) Pty Ltd., an Australia company and Robot Service Hong Kong’s wholly owned subsidiary, on September 25, 2023, the Company deregistered Robot Service Australia;

●	“Robotics US” are to GFAI Robotics Services LLC, a Delaware limited liability company and Robotics BVI’s wholly owned subsidiary;

●	“Robotics Macau” are to Macau GF Robotics Limited, a Macau company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Shenzhen” are to Guardforce AI Robot Service (Shenzhen) Co., Limited, a PRC company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“Robot Trading Dubai” are to GFAI Robot & Smart Machines Trading LLC, an UAE limited liability company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“Shenzhen GFAI” are to Shenzhen GFAI Robot Technology Co., Limited, formerly name as Shenzhen Keweien Robot Service Co. Limited, a PRC company and Robot Service Shenzhen’s wholly owned subsidiary;

●	“Robot Jian” are to Guardforce AI Robot (Jian) Co., Limited, a PRC company and Robot Service Hong Kong’s wholly owned subsidiary, on November 22,2023, the Company deregistered Robot Jian;

●	“Securities Act” is to the Securities Act of 1933, as amended;

●	“Shenzhen Kewei” are to Shenzhen Kewei Robot Technology Co., Limited, a PRC company;

●	“Shenzhen Yeantec” are to Shenzhen Yeantec Co., Limited, a PRC company.

v

●	“Southern Ambition” are to Southern Ambition Limited, a BVI company and Robotics BVI’s wholly owned subsidiary;

●	“South Korea” are to the Republic of Korea;

●	“SEC” are to the Securities and Exchange Commission;

●	“Thailand” are to the Kingdom of Thailand;

●	“UAE” are to the United Arab Emirates;

●	“UK” are to the United Kingdom of Great Britain and Northern Ireland;

●	“U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States;

●	“Vietnam” are to Socialist Republic of Vietnam;

●	“VCAB” are to VCAB Eight Corporation; and

●	“WK Venture” are to WK Venture Success Limited, a BVI company.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins, or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in Thailand, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions, or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

A. [RESERVED]

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk and our ordinary shares and warrants should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of our securities, you should carefully consider the following factors relating to our business and prospects. You should pay particular attention to the fact that we currently conduct a significant portion of our operations in Thailand and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in the U.S. and other countries. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the value of our shares could decline, and you may lose all or part of your investment.

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our negative operating profits may raise substantial doubt regarding our ability to continue as a going concern;

●	We operate in highly competitive industries;

●	We currently report our financial results under IFRS;

●	We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues;

●	Changes to legislation in Thailand may negatively affect our business;

●	Unexpected increases in minimum wages in Thailand would reduce our net profits;

●	Increases in fuel cost would negatively impact our cost of operations;

●	Our strategy may not be successful;

●	We might not have sufficient cash or to obtain necessary funding to fully execute our growth strategy;

●	Our business success depends on retaining our leadership team and attracting and retaining qualified personnel;

●	In the future we may not be able to use the Guardforce trademark, which could have a negative impact on our business;

●	We may be subject to service quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims, and if such claims are determined adversely to us, we may be required to pay significant damage awards;

●	Decreasing use of cash could have a negative impact on our business;

●	We may encounter provisions and impairments on our assets due to our business model and the development of our AI and robotics business, particularly amidst the fast-changing technologies.

●	The AI industry is confronting a multitude of challenges across different dimensions, including laws & regulations, regulatory compliance, ethical and societal considerations. Failure to comply with the updated rules and regulations may lead to financial loss, or reputational damage.

●	Implementation of our AI & robotics solution has required, and may continue to require, significant capital and other expenditures, which we may not recoup;

●	Divestiture of previously acquired Handshake may affect certain investors’ interest in our business growth.

●

We may fail to successfully integrate our other acquisitions of Shenzhen GFAI, Guangzhou GFAI, and Beijing Wanjia, and may fail to realize the anticipated benefits and resulted in losing the goodwill of these subsidiaries;

●	We may not be able to obtain the necessary funding for our future capital or refinancing needs;

●	Any compromise of information security of our platform could materially and adversely affect our business, operations, and reputation; and

●	Our transfer pricing decisions may result in uncertain tax exposures for our group.

●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts between Russia and Ukraine, and the war in the Middle East. Our business, financial condition and results of operations may be materially adversely affected by any impact on the global economy and capital markets resulting from the conflicts above or any other geopolitical tensions.

Risks Relating to our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.

Risks Relating to Dissolving Foreign Subsidiaries

●

We may face legal and regulatory risks associated with the closure of our foreign subsidiaries, especially when nominee directors are appointed, as the process of dissolution is subject to specific laws and regulations in each jurisdiction that may be complex and vary;

●	We may face risks related to employment and labor relations, including potential claims for wrongful termination, disputes over severance packages, and other employment-related liabilities;

●	The existing contractual obligations of the subsidiaries may not be terminated without incurring costs, such as tax liabilities arising from the settlement of intercompany transactions; moreover, we may face lawsuits for breach of contract; and

●	The process of dissolving foreign subsidiaries may incur significant costs, including settlement of lease, contract termination fees, employee severance, and other closure-related expenses, impacting our financial position.

Risks Relating to Doing Business in Thailand

Risks and uncertainties related to doing business in Thailand include, but are not limited to, the following:

●	A severe or prolonged downturn in the global economy or the markets that we primarily operate in could materially and adversely affect our revenues and results of operations;

●	We are vulnerable to foreign currency exchange risk exposure; and

●	The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

Risks Relating to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

●	Uncertainties with respect to the PRC legal system could adversely affect us;

●	The PRC government exerts substantial influence over the manner in which our PRC subsidiaries must conduct their business activities. If the Chinese government significantly changes the regulations related to the business operations of our PRC subsidiaries in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected, and the value of our ordinary shares may significantly decrease;

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations, and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business;

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries;

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business;

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Any classification as such will likely result in unfavorable tax consequences to us and our non-PRC shareholders;

●	You may be subject to PRC income tax on any gain realized on the transfer of our ordinary shares;

●	PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, especially when such investor has a related party relationship with the China-based companies, which could make it more difficult for us to pursue growth through acquisitions or mergers in China; and

●	Fluctuations in exchange rates could have a material adverse impact on our results of operations and the value of your investment.

Risks Relating to Our Ordinary Shares and Warrants

Risks and uncertainties related to our ordinary shares and warrants include, but are not limited to, the following:

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the report based on foreign laws;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares; and

●	Future issuances of debt securities, which would rank senior to our ordinary shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our ordinary shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Securities.

Risks Relating to Our Business and Industry

Our negative operating profits may raise substantial doubt regarding our ability to continue as a going concern.

As of December 31, 2023, our operating losses raised substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern requires us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing or obtain financing on favorable terms for the continuation of our operations and could result in the loss of confidence by investors, suppliers, and employees. If we are not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, we may exhaust our cash resources and be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all their investment in us.

We operate in highly competitive industries.

We compete in industries that are subject to significant competition and pricing pressures in most markets.

Risk relating to research and development activities on AI technology.

AI has been developing faster than the market expected, especially with the rapid evolvement of foundational models that leading AI companies such as OpenAI and Google launched. In our AI technology R&D endeavors, we may encounter challenges spanning technological complexity, intellectual property concerns, data privacy and security risks, and regulatory compliance hurdles. The intricate nature of AI technology may exceed expectations, potentially infringing upon existing intellectual property rights, necessitating robust protection of data privacy and security, and confronting increasingly stringent regulatory compliance demands.

Secured logistics:

Our competition mainly comes from international companies like Brinks and Armaguard. There are also several local CIT companies having very good relationships with their customers. Additionally, we are facing potential competition from the commercial banks which market their own cash management solutions to their customers and hire CIT companies as their subcontracted CIT suppliers. Furthermore, many banks have their own captive CIT subsidiaries to serve them exclusively.

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

General Security Solutions:

The competition is intense in China as there are many local and international companies providing the same security alarm installation service. Additionally, the economy and business are affected by the government policies that could be changed rapidly.

Most of our business is sub-contracted to local service providers that we are unable to monitor or control the sub-contractors’ quality of service provided to our end customers. We may lose the major customers if they are dissatisfied with the services.

AI & Robotics Solutions:

The robotics industries in Thailand, China, other Asia Pacific countries, and the United States and globally are still in their infancy. Within the robotics manufacturing field, the competition is high as most competitors are engaged in selling robots as a stand-alone product. Our business model started from a robotics-as-a-service model (RaaS) based upon the robots manufactured by related-party robotics manufacturers. There can be no assurance that these robotics manufacturers will not change their business model to offer RaaS solution globally and compete against us. Should this occur, it will negatively affect our ability to compete effectively and, as a result, this may have an adverse effect on our business strategy and plans for rolling out our robotics solution.

We started to explore AI integrations to expand our robotic solutions in 2022 and formed three types of AI solutions with our robots through our research and development and through partnerships. The AI industry is driving increasing attention and developing at a faster speed than the market expected. With the rapid revolutions of the foundational models the leading companies launched such as ChatGPT, Claude, Google Gemini and etc, the solutions we’re developing could face fierce competition and require rapid upgrades to catch up with the trends. As for our AI solutions through partnerships, there is no assurance that we will continue working with all current partners and they may become our competitors when the partnership ends.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues.

We have derived a significant portion of our revenues from our top four customers. For the year ended December 31, 2023, the largest customer is a state-owned bank, two of which are commercial banks, and one is a retail customer. For the years ended December 31, 2023, 2022 and 2021, revenue derived from the state-owned bank (the Government Savings Bank) was approximately $7.5 million, $8.1 million and $9.6 million, respectively, which accounted for approximately 20.8%, 23.5% and 27.3% of our total revenues, respectively.

For the years ended December 31, 2023, 2022 and 2021, revenues from the next three largest customers combined were approximately $13.3 million, $13.4 million, and $14.3 million, respectively, or 36.7%, 38.8% and 40.8% of our total revenues, respectively. Therefore, for the years ended December 31, 2023, 2022 and 2021, our top four customers combined accounted for approximately 57.5%, 62.3% and 68.1% of our total revenues, respectively. We have three, three and four customers that accounted for 10% or more of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively (See Note 26 “Concentrations” in our audited consolidated financial statements for details).

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers. In addition, revenues from these larger customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other facts, some of which may be outside of our control. Further, some of our contracts with these larger customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations and/or trading price of our ordinary shares and warrants. If any of these largest customers terminates our services, such termination would negatively affect our revenues and results of operations and/or trading price of our ordinary shares and warrants.

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

The legislation in Thailand relating to the security industry is not fully developed and may evolve depending on the government in place. For example, new security acts launched in 2017 resulted in an increase in stricter control over staff issues such as recruitment standards, training criteria and firearms. This increased the cost of recruitment, training and retention. The government of Thailand may introduce additional regulations in the future which could have a negative impact on our costs and thus profitability of our operations and cash flow. These developments could have an adverse effect on our business, financial condition, and results of operations.

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

We might not have sufficient cash or to obtain necessary funding to fully execute our growth strategy.

We expect that we will have sufficient cash on hand and cash in the bank, generated from our financing activities and our annual cash flows, to fund our planned growth strategy capital expenditures. We believe our existing cash, cash equivalents and cash flow from future operations and cash borrowings will be sufficient to fund our operations for the next 12 months. If we are unable to achieve our strategic objectives and anticipated operating profit improvements, our results of operations and cash flows may be adversely affected. To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to access commercial banking credit facilities as the need arises. If necessary, we may also be required to raise additional capital for our future growth needs or to refinance current indebtedness and future indebtedness through public or private financing, strategic relationships, or other arrangements. There can be no assurance, however, that we will have or be able to acquire the necessary capital to accomplish our listed strategic objectives. If we are not able to fully execute our growth strategy, our business could suffer.

Our business success depends on retaining our leadership team and attracting and retaining qualified personnel.

Our future success depends, in part, on the continuing services and contributions of our leadership team to execute on our strategic plan and to identify and pursue new opportunities. Our future success also depends, in part, on our continued ability to attract and retain highly skilled and qualified personnel. Any turnover in senior management or inability to attract and retain qualified personnel could have a negative effect on our results of operations. We do not maintain key life insurance on any members of management or key employees. Turnover in key leadership positions within the Company may adversely affect our ability to manage the company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of current personnel, any of which could have a material adverse effect on our business and results of operations. In the AI and robotics business, skilled AI researchers and developers are in high demand, and the fast-paced nature of the industry means that attracting and retaining top talent is challenging. We may struggle to maintain a talented workforce capable of keeping up with technological advancements.

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

We may be subject to legal proceedings and claims from time to time relating to the quality of our services. The defense of these proceedings and claims could be both costly and time-consuming and significantly divert the efforts and resources of our management. An adverse determination in any such proceeding could subject us to significant liability. In addition, any such proceeding, even if ultimately determined in our favor, could damage our reputation, and prevent us from maintaining or increasing revenues and market share. Protracted litigation could also result in our customers or potential customers limiting their use of our service.

As of the date of this report, we are a defendant in various labor related lawsuits in Thailand and China totaling approximately $0.14 and $0.07 million, respectively. In addition, we are a defendant for various lawsuits filed by Mr. Tu, a related party, including various purchase contract related lawsuits totaling approximately $3.32 million in China and totaling approximately $0.09 million in Hong Kong. Apart from the money claims, two lawsuits have been filed in Hong Kong by Mr. Tu as a former director of two of the subsidiaries, namely GFAI Robot Service (Hong Kong) Limited and Guardforce AI (Hongkong) Co., Limited, to sue us for executing improper director’s removal process and therefore to seek his reinstatement to the Board. Our management believes we have substantial defenses in the labor related cases. They are without merit and the Company is confident that such lawsuits will be dismissed. Regarding the cases with Mr. Tu, a related party, the Company had sought legal advice to resolve these legal disputes through mediation and had reach a settlement with Mr. Tu on March 22, 2024, including Mr. Tu agreed to withdraw all the claims against us. On March 27, 2024, Mr. Tu had withdrawn all the claims against the Company. We believe the remaining cases will not have a material adverse effect on our business, financial condition or operating results.

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

We may encounter provisions and impairments on our assets due to our business model and the development of our AI and robotics business, particularly amidst the fast-changing technologies.

One of our successful marketing strategies, initiated in late 2020, involves offering free trial periods of our robots to customers. This approach has enabled us to quickly gather customer feedback and gain traction in the market. However, given the swift advancement in AI and robotics technologies, coupled with the continuous upgrades of the foundational models like ChatGPT, the solutions we are developing and integrating may become outdated sooner than anticipated. Additionally, the current robots in our inventory may not be compatible to deliver the solutions. These factors mentioned above could result in significant provisions and impairments on our robot assets.

Our robots are managed under our data-based cloud platforms, Guardforce AI Intelligent Cloud Platform (ICP) and Cloud Technology Platform (CTP). As part of our upgrade plan, we have integrated functionalities from both platforms together to upgrade them under the ICP platform by removing duplicated functions and developing new functions. This integration aims to reduce maintenance and further development costs by eliminating duplicated functionalities and introducing new ones. However, the consolidation could result in certain accounting impairments on both platforms.

The AI industry is confronting a multitude of challenges across different dimensions, including laws & regulations, regulatory compliance, ethical and societal considerations. Failure to comply with the updated rules and regulations may lead to financial loss, or reputational damage.

The rapid development of AI technology often surpasses the pace of regulatory adaptation. As government and organizations worldwide implement stricter regulations around AI usage and AI implementations, AI initiatives could encounter increasing challenges. Moreover, the rapid adoption of AI implementations could raise social or ethical concerns such as job displacement, privacy breaches, biases and more. Effectively addressing these complex issues is challenging and mishandling them could result in financial loss or reputational damages.

Implementation of our AI & robotics solutions has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

AI technology requires significant investment in research, development, and infrastructure. We have made, and intend to continue to make, capital investments to develop and build our AI & robotics solutions. Our AI & robotics- related investment plans are subject to change, and will depend, in part, on market demand for robotic services, the competitive landscape for provision of such services and the development of competing technologies. There is no assurance of the success of our entry into the AI & robotics business as there may not be sufficient demand for our AI & robotics solutions, as a result of competition or otherwise, to permit us to recoup or profit from our AI & robotics related capital investments.

Divestiture of the previously acquired Handshake may affect certain investors’ interest in our business growth.

In March 2021, we completed the acquisition of 51% of Handshake with the goal to benefit from a range of synergies from this acquisition, including by offering our customers bundled physical and information security services. After reviewing overall performance, future growth potential and the global environment for information security, we completed the separation with Handshake on February 6, 2024. As a result of this transaction, Handshake ceased to be a subsidiary of the Company. The divesture of Handshake has resulted in the loss of goodwill. Additionally, parting ways with Handshake might lead to legal concerns. Changes in our business structure may conflict with existing contracts with other companies, potentially leading to legal action or financial obligations.

We may fail to successfully integrate our other acquisitions of Shenzhen GFAI, Guangzhou GFAI, and Beijing Wanjia, and may fail to realize the anticipated benefits and resulted in losing the goodwill of these subsidiaries.

In March 2022, we completed acquisitions for 100% equity interests in Shenzhen GFAI and 100% of Guangzhou GFAI. In June 2022, we completed the acquisition for 100% equity interests in Beijing Wanjia. In December 2022, we executed an asset acquisition agreement with Shenzhen Kewei to acquire its robotic equipment, customer and business resource ownership, human resources involved in the business such as leasing, advertising replacement and sales of robots and other equipment under the name of Shenzhen Kewei. While we are hoping to benefit from a range of synergies from these acquisitions, including using them as our gateway into the Chinese robotics market, we may not be able to integrate these new businesses and may fail to realize the expected benefits in the near term, or at all. These companies operate in the highly competitive robotics industry. Their business success will depend, in part, on market demand for their robotics solutions services, the competitive landscape for the provision of such services and the development of competing technologies. Our business and financial condition may be adversely affected if either business fails, or we fail to manage our investment in them successfully.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts between Russia and Ukraine, and the war in the Middle east. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts above or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine and the war in the Middle East. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. On October 7, 2023, it was reported that an armed conflict between Israel and the Hamas-led Palestinian military group took place mainly in and around the Gaza Strip. Governments in the United States and many other countries, or the Sanctioning Bodies, have imposed economic sanctions on certain Russian individuals, including politicians, and Russian corporate and banking entities since the conflicts started. In the Middle East, besides the economy in Israel and Palestine, the war has affected the Red Sea area and could cause significant increase in shipping costs, eventually could increase costs for commodities such as oil, auto parts, food and cause fears of global inflation. Although the length and impact of the ongoing military conflicts above is highly unpredictable, and although we currently have no operations or sales in either Russia, Ukraine, Israel nor Palestine, the war in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. We are continuing to monitor the situation and assessing its potential impact on our business.

The outbreak of the COVID-19 pandemic has and may continue to adversely affect the Company’s business and results of operations.

The rapid spread of COVID-19, and the measures taken to slow its spread, have adversely affected the Company’s business and financial results. On May 5, 2023, the WHO ended the emergency status for COVID-19. However, COVID-19 is still a significant public health problem and may continue to challenge health systems worldwide in the long term. The COVID-19 pandemic had been spreading all over the world, including to Thailand. The duration and extent of the coronavirus pandemic and related government actions impacted many aspects of our business, including creating workforce limitations, travel restrictions and impacting our customers and suppliers. We experienced a significant percentage of our workforce was unable to work, either because of illness or travel or government restrictions in connection with the coronavirus outbreak, our operations were negatively impacted in fiscal years 2021 and 2022. The Company’s response strategy in areas of high impact resulted in a temporary reduced workforce as a result of self-isolation or other government or Company imposed measures to quarantine impacted employees and prevent infections at the workplace.

In 2023, many of our operating regions such as Thailand, China, Singapore, and Malaysia completely lifted the pandemic restrictions. Currently, COVID-19 no longer poses a threat to our business, and we have adapted our technology to meet the needs that arose during the pandemic. Even so, the economic growth of these regions is not back to the pre-pandemic level, affecting the overall customer demands in various industries including security, robotics, and more. Even after the COVID-19 pandemic has subsided, we may experience impacts on the Company’s business as a result of any economic recession, downturn or volatility that has occurred or may occur in the future. The COVID-19 pandemic may also have the effect of heightening many of the other risks described below, including those related to ability to service indebtedness and share price fluctuation.

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

We have engaged legal counsel Watson Farley & Williams (Thailand) Limited in Thailand, and they are of the opinion that the shareholding structure of GF Cash (CIT) does not result in GF Cash (CIT) being a foreigner within the meaning of the FBA or failing to comply with the nationality requirements imposed by the SGBA. However, the local or national authorities or regulatory agencies in Thailand may reach a different conclusion, which could lead to an action being brought against us by administrative orders or in local courts. The FBA prohibits Thai nationals and non-foreigner companies from assisting, aiding, and abetting or participating in the operation of a foreigner’s business if the foreigner would require approval under the FBA to engage in that business, or to act as a nominee in holding shares in a company to enable a foreigner to operate a business in contravention of the FBA. The FBA does not provide detailed guidance on what degree of assistance contravenes the FBA, however Thai shareholders are likely to be regarded as nominees under the FBA if they do not have sufficient funds to acquire their shares or did not pay for their shares, or if they have agreed to not to be paid the dividends to which they would be entitled under the company’s articles of association.

Documentation filed with the Ministry of Commerce includes supporting evidence that the Thai nationals holding shares in AI Thailand had sufficient financial resources to acquire their shares and confirms that AI Thailand has received the amount payable for those shares. If the authorities in Thailand find that our arrangements do not comply with their prohibition or restrictions on foreign investment in our lines of business, or if the relevant government entity otherwise finds that we or any of our subsidiaries is in violation of the relevant laws or regulations or lack the necessary registrations, permits or licenses to operate our businesses in Thailand, they would have broad discretion in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;

●	imposing penalties of up to THB1 million and imprisonment of up to three years plus penalties of THB50,000 (approximately $1,560) for every day of a continuing offence;

●	ordering the cessation of any aiding or abetting contrary to the FBA;

●	discontinuing or placing restrictions or onerous conditions on the operations of our Thai subsidiaries, or on our operations through any transactions between our Company or our Cayman Islands or BVI subsidiaries on the one hand and our Thai subsidiaries on the other hand;

●	confiscating income from us, our BVI subsidiaries, or Thai subsidiaries, or imposing other requirements with which such entities may not be able to comply;

●	imposing criminal penalties, including fines and imprisonment on our Thai subsidiaries, their shareholders or directors;

●	requiring us to restructure our ownership structure or operations, including the sale of shares in GF Cash (CIT), which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our Thai subsidiaries; or

●	restricting or prohibiting our use of the proceeds of any public offering we may conduct to finance our business and operations in Thailand.

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

We have engaged legal counsel Junzejun Law Offices in China. We have acquired and may acquire in the future, subsidiaries which are in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

Our PRC subsidiaries may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that our PRC subsidiaries are not able to substantially comply with any existing or newly adopted laws and regulations, our business operations may be materially adversely affected, and the value of our ordinary shares may significantly decrease.

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

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations, and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

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

In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure during their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Any failure or delay in the completion of the cybersecurity review procedures may prevent the critical information infrastructure operator from using or providing certain network products and services and may result in fines of up to ten times the purchase price of such network products and services. The PRC government recently launched cybersecurity reviews against several mobile apps operated by several U.S.-listed Chinese companies and prohibited these apps from registering new users during the review periods. We do not believe that we constitute a critical information infrastructure operator under the Cybersecurity Review Measures that took effect in June 2020.

On July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued the Cybersecurity Review Measures (revised draft for public comments), which proposed to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law covers various types of national security, including technology security and information security. The revised Cybersecurity Review Measures took effect on February 15, 2022. The revised Cybersecurity Review Measures expand the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, such reviews would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law. We believe that the cybersecurity review requirement under the revised Cybersecurity Review Measures for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to us or any of our PRC subsidiaries, because we are not an online platform operator, and we became a public company with shares listed on Nasdaq before such Measures entered into force on February 15, 2022. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as us. Besides, in accordance with the revised Cybersecurity Review Measures, if a member of the cybersecurity review working mechanism believes that a network product or service or data processing activity affects or may affect national security, the Office of Cybersecurity Review has the right to conduct cybersecurity review with the approval of the Office of the Central Cyberspace Affairs Commission. As of the date of this report, we have not received any investigations, notices, warnings, or sanctions from applicable governmental authorities in relation to national security. We also confirm that, as of the date of this report, we have not been involved in any investigation conducted by the CAC in connection with the cybersecurity review on national security or any other grounds, and have not received any inquiries, notices, warnings, or sanctions in this regard. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for any of our offerings, we may face sanctions by the CSRC, the CAC or other Chinese regulatory agencies. These regulatory agencies may impose fines and penalties on our subsidiaries’ operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from overseas offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for any of our offerings, we may be unable to obtain a waiver of such approval requirements, when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our ordinary shares.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law, and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme. We believe that we or any of our PRC subsidiaries do not constitute an online platform operator under the draft Regulations on Network Data Security as proposed, which is defined as a platform that provides information publishing, social network, online transaction, online payment, and online audio/video services.

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

There remain some uncertainties as to whether we will be required to obtain approvals from PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas, including increasing enforcement against illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to conduct cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. According to the CSRC Filing Rules, an issuer will be required to go through the filing procedures under the CSRC Filing Rules if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The CSRC Filing Rules also stated that the determination of whether it is applicable to the issuer will be done in accordance with the principle of “substance over form”. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and(ii) file subsequent reports with the CSRC on material events, including change of control and voluntary orforced delisting, after its overseas offering and listing.

As of December 31, 2023, the operating revenue, total net loss, total assets or net assets of our PRC domestic companies counted less than 25% of the group's total operating revenue, total net loss and total assets balance. As advised by our PRC counsel, if any of the previous index reach 50%, we may be required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules. Nevertheless, as the CSRC Filing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that whether we will be subject to such filing requirements for listing in the United States and our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.

Since these rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Changing regulatory requirements and any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ordinary shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the ordinary shares to significantly decline in value or become worthless.

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

As a holding company, we conduct business through our subsidiaries, including subsidiaries in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the Article 166, 168 of the Company Law of the PRC (Amended in 2018), each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company may only be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict such subsidiary’s ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report, as the M&A Rules shall not apply to our acquisition of Shenzhen GFAI, Guangzhou GFAI, Shenzhen Kewei and Beijing Wanjia, we will not be obliged to submit an application to the CSRC for its approval of any of our offerings of ordinary shares to foreign investors under the M&A Rules, neither will GFAI, our controlling shareholder or our Chinese subsidiaries be required to obtain approval from the MOFCOM for GFAI’s acquisition of the Chinese subsidiaries with a related party relationship. However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC and the MOFCOM, would reach the same conclusion.

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

Risks Relating to Our Ordinary Shares and Warrants

The price of our ordinary shares and warrants might fluctuate significantly and if our ordinary shares fall below $1.00 for an extended period, we may not satisfy the continued listing requirements of NASDAQ.

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

On May 27, 2022, we received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq rules for continued listing on the Nasdaq, and the Company was provided 180 calendar days, or until November 23, 2022, to regain compliance. The Company’s Ordinary Shares have not regained compliance with the minimum $1 bid price per share requirement. However, on November 28, 2022, the Company received a written notification (the “Notification Letter”) from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until May 22, 2023, to regain compliance. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Ordinary Shares for any consecutive period of 30 business days from May 27, 2022, to November 23, 2022, the Company does not meet the minimum bid price requirement. The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market currently. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an additional 180 calendar days, or until May 22, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by May 22, 2023, the Company may face delisting.

Pursuant to the approval of its board of directors, and the approval of its shareholders at the Company’s extraordinary general meeting held on Tuesday, January 31, 2023, at 11:00 a.m. (Hong Kong standard time), we effected a 1-for-40 consolidation of its ordinary shares. On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying the ordinary resolutions passed by the shareholders with the Registrar of Companies of the Cayman Islands. The share consolidation was effective upon passing of the ordinary resolutions on January 31, 2023. The Company’s ordinary shares began trading on the NASDAQ Capital Market on a post-consolidation basis when the market opens on February 10, 2023.

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

As of the date of this report, we have an aggregate of 9,949,282 outstanding ordinary shares. In addition, we currently have 2,013,759 warrants issued and outstanding, which include: (i) 1,233,023 warrants to purchase 30,825 ordinary shares, subject to rounding of fractional warrants and these warrants are exercisable at an exercise price of $4.65 per share with the expiration date of September 28, 2026; (ii) 600,013 warrants to purchase 15,000 ordinary shares, subject to rounding of fractional warrants, at an exercise price of $4.65 per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants to purchase 4,518 ordinary shares, subject to rounding of fractional warrants, that were issued to the assignee of the representative of the underwriters in our initial public offering with the expiration date of September 28, 2026.

In March 2023, we issued 262,500 restricted ordinary shares to purchase certain of Shenzhen Kewei’s robot-related business assets in China. In April 2023, we issued 172,000 restricted ordinary shares to Streeterville Capita, LLC (the “CVP”) in connection with the conversion of the convertible note. In May 2023, we issued an aggregate of 4,946,184 free-trading ordinary shares in two confidentially marketed public offerings (“CMPOs”). In October 2023, we issued 2,947,150 restricted ordinary shares to WK Venture in connection with the conversion of WK loan into equity. During the fiscal year 2023, 128,901 warrants were exercised.

On August 31, 2023, we entered into Amendment No.2 to the independent director agreements with each of John Fletcher, David Ian Viccars and Donald Duane Pangburn (collectively, the “Independent Director Agreement Amendments”). Effective as of September 1, 2023, the Independent Director Agreement Amendments increased each of Mr. Fletcher’s, Mr. Viccars’, and Mr. Pangburn’s annual equity compensation from 250 restricted ordinary shares to 20,000 restricted ordinary shares of the Company. We have issued the independent directors’ annual equity compensation in March 2024.

After the year ended December 31, 2023, on March 4, 2024, we cancelled 1,091 shares returned by the purchasers of Handshake upon the completion of the divestiture. On March 6, 2024, we issued an aggregate number of 120,000 restricted ordinary shares to the three independent directors, representing 60,000 restricted ordinary shares for their service performed in 2023 and 60,000 restricted ordinary shares for their service to be performed in 2024.

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

We plan to focus our efforts on future strategic priorities in pursuing strategic acquisitions and strategic partnerships. Presented with appropriate opportunities, we may acquire businesses or assets that we believe complement our existing business. Any such acquisitions are invariably subject to associated execution risk including issues relating to the integration of new operations and personnel, geographical coordination, retention of key management personnel, systems integration and the integration of corporate cultures. The acquisition and integration could cause the diversion of management’s attention or resources from our existing business or cause a temporary interruption of, or loss of momentum in, our current business. We could also lose key personnel from the acquired companies. There may be unforeseen or unknown liabilities, or we may not be able to generate sufficient revenue to offset new costs of any acquisitions and strategic partnerships. The execution of international expansion of our operations exposes us to a number of additional risks including difficulties in staffing and managing overseas operations, fluctuations in foreign currency exchange rates, increased costs associated with maintaining the ability to understand local trends, difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas locations in which we operate, failure to develop appropriate risk management and internal control structures tailored to overseas operations, inability to obtain, maintain or enforce intellectual property rights, unanticipated changes in economic conditions and regulatory requirements in overseas operations. These risks associated with strategic repositioning, future acquisitions and strategic partnerships could have a material and adverse effect on our business, results of operations, financial condition, and liquidity.

We have no plans to pay dividends.

To date, we have paid no cash dividends on our shares. For the foreseeable future, earnings generated from our operations will be retained for use in our business and not to pay dividends.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all our assets are located outside of the United States. Virtually all our assets and a substantial portion of our current business operations are conducted in Thailand. In addition, almost all our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant assets are located outside of the United States. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against the Company, under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Thailand, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or Thailand courts would entertain original actions brought in the courts of the Cayman Islands or Thailand, against us or such persons predicated upon the securities laws of the United States or any state.

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

Because our ordinary shares and warrants are listed on the Nasdaq Capital Market, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq listing requirements, our ordinary shares and warrants may be delisted. If we fail to meet any of Nasdaq’s listing standards, our ordinary shares and warrants may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our ordinary shares and warrants may materially impair our shareholders’ ability to buy and sell our ordinary shares and warrants and could have an adverse effect on the market price of, and the efficiency of the trading market for, our ordinary shares and warrants. The delisting of our ordinary shares and warrants could significantly impair our ability to raise capital and the value of your investment.

The warrants may not have any value.

The warrants are exercisable for five years from the date of initial issuance. The exercise price of our outstanding public warrants, representative’s warrants and PIPE warrants is US$4.65.

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

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

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

Future issuances of our ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our Securities to decline. We cannot predict the effect, if any, of future issuances of our Securities, or the future expirations of lock-up agreements, on the price of our Securities. In all events, future issuances of our Securities would result in the dilution of your holdings. In addition, the perception that new issuances of our Securities could occur, or the perception that locked-up parties will sell their securities when the lockups expire, could adversely affect the market price of our Securities. In connection with our initial public offering, we entered into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares for up to 180 days after the closing of the initial public offering. In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our Securities may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our securities.

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

Upon our organization, on April 20, 2018, we issued 416,442 ordinary shares to our founders and initial officers and directors, for a total purchase price of $50,000.

On December 16, 2019, we entered into the Merger Agreement with VCAB. Upon the closing of the Merger which became effective March 10, 2020, VCAB merged with and into the Company and the separate existence of VCAB ceased. Pursuant to the terms of the Merger Agreement, on or about March 10, 2020, we issued 17,235 to approximately 670 designated and Bankruptcy Court approved Claim Holders. On March 19, 2021, we issued the remaining 4,689 to the Claim Holders. In the aggregate, we have issued an aggregate of 21,924 Plan Shares to VCAB’s holders of Class 5 Claims. We issued the Plan Shares in reliance on the exemption provided by Section 1145 of the United States Bankruptcy Code.

On January 8, 2020, Guardforce AI Service Ltd. entered into two agreements with, and transferred 20,833 ordinary shares each to Mr. Terence Wing Khai Yap, our Chairman and Ms. Lei Wang, our Chief Executive officer. The shares, deemed as issuances by us, were transferred to Mr. Yap and Ms. Wang as compensation for serving in their roles as our Chairman and Chief Executive Officer, respectively.

On February 4, 2021, we entered into a purchase and sale agreement to acquire a 51%, or majority, interest in Handshake in exchange for 1,091 restricted ordinary shares. This acquisition was completed on March 25, 2021. The restricted ordinary shares that we issued to the seller (“Consideration Shares”) were subject to a two-year lockup and certain share claw back provisions. After careful consideration and review of the overall business performance, the impaired goodwill, and our future growth strategy, we completed the separation with Handshake on February 6, 2024. On February 6, 2024, Guardforce AI transferred 510 shares of Handshake back to its original shareholders in exchange for returning 1,091 restricted ordinary shares issued by us. The cancellation of the returned 1,091 shares was effective on March 4, 2024.

On September 28, 2021, we entered into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC, as the representative for the underwriters listed on Schedule 1 thereto, relating to the initial public offering of 90,309 units of the Company, at a price to the public of $166 per unit, with each unit consisting of one ordinary share of the Company, par value $0.12 per share, and a warrant to purchase one ordinary share, before underwriting discounts and commissions. Each ordinary share was sold together with one warrant to purchase one ordinary share. Each whole share exercisable pursuant to the warrants had an exercise price per share at $1.30, as adjusted pursuant to Section 3(b) of the ordinary share purchase warrant. The warrants were immediately exercisable and will expire on the fifth anniversary of the original issuance date. The units were not certificated. As a result of the 2023 share consolidation, on March 8, 2023, we issued a Notice regarding Adjustment of Exercise Price to our public warrant holders that as a result of the share consolidation, the exercise price under the public warrant was proportionately increased from $0.16 to $6.40, the exercise price under the private warrant was proportionately increased from $0.18 to $7.20. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share. The public warrant exercise price was further adjusted to $4.65 due to the confidentially marketed public offering completed by May 5, 2023, pursuant to the anti-dilution provisions. We sent notices to the warrant holders regarding this adjustment in exercise price on May 5, 2023.

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

On January 20, 2022, we completed a private placement with several investors, wherein a total of 197,999 ordinary shares were issued at a purchase price of $7.2 per share, with each investor also received a warrant to purchase up to a number of ordinary shares equal to 150% of the number of ordinary shares purchased by such investor in the private placement, at an exercise price of $7.2 per share (the “Purchaser Warrants”), for a total purchase price of approximately $10.3 million. The Purchaser Warrants were immediately exercisable on the date of issuance, and would expire five years from the date of issuance and had certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that was deemed a dilutive issuance, in which case in July 2022, the exercise price of the Purchaser Warrants was adjusted to a floor price of $7.20 per share. The private warrant exercise price was further adjusted to $4.65 due to the confidentially marketed public offering completed by May 5, 2023, pursuant to the anti-dilution provisions. We sent notices to the warrant holders regarding this adjustment in exercise price on May 5, 2023.

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

On January 25, 2022, we adopted the Guardforce AI Co., Limited 2022 Equity Incentive Plan, or the Plan. The purposes of the Plan are to (a) promote the long-term growth and profitability of the Company, and any affiliate to attract and retain the types of employees, consultants and directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of employees, consultants and directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business. On December 27, 2023, we held our 2023 annual general meeting of members to approve an amendment to the Plan to increase the total number of Ordinary Shares available for grant under the Plan from 79,500 ordinary shares, par value $0.12 per share (as may be adjusted for share splits, reverse share splits, share dividends, recapitalization or other similar events from time to time), to an aggregate number of Ordinary Shares that may be reserved for issuance under the Plan as may be determined, in its sole and absolute discretion, by the Committee (as defined in the Plan) or the board of directors of the Company, which shall not exceed 15% of the issued and outstanding Ordinary Shares at the time of the granting of awards, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement.

The Plan provides incentives in the form of incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance Share awards and performance compensation awards to employees, directors, and consultants of the Company or any affiliates of the Company and the Plan would expire on January 25, 2032. See the Reports on Form 6-K furnished on January 27, 2022, and January 2, 2024, for more information of the Plan.

As of the date of this report, 346,500 restricted ordinary shares are currently issued and outstanding, and 1,128,056 of our ordinary shares remain available for grant under the Plan.

On February 8, 2022, we entered into a Commissioned Development Agreement with Shenzhen Kewei, wherein Shenzhen Kewei would develop a robotics management platform named GFAI Intelligent Cloud Platform V2.0 for us. The initial term of the Commissioned Development Agreement was from February 8, 2022, until December 31, 2024, in accordance with certain development milestones listed in an exhibit to this report. We agreed to deliver payment to Shenzhen Kewei in the amount of $5,000,000, discounted to $3,000,000 provided the Company were to issue a one-time, lump sum payment within five (5) business days of the execution of the Agreement. We would be the sole owner of all intellectual property rights in the GFAI Intelligent Cloud Platform V2.0. The Agreement is governed by and construed in accordance with the laws of Hong Kong. The full payment of $3,000,000 was made in February 2022. As of the date of this report, Shenzhen Kewei had completed the development of GFAI Intelligent Cloud Platform V2.0.

Although Shenzhen Kewei is affiliated with the Company, after careful consideration, the board of directors of the Company unanimously determined that the quotation received from Shenzhen Kewei was just, equitable and fair to the Company and that it would be in the best interests of the Company to enter into the Agreement with Shenzhen Kewei.

On February 28, 2022, we entered into a Strategic Partnership Agreement with SBC Global Holdings Inc. (“SBC”), wherein the Company and SBC would collaborate on the sale and leasing of robots in the United States. The strategic partnership was in lieu of the previously proposed acquisition. As part of the partnership the Company would establish a wholly owned U.S. subsidiary and will commit additional resources to develop the business to meet demand while working closely with SBC to accelerate overall U.S. market penetration. As part of the Agreement, SBC would refer customers to the Company. The Company and SBC would work together on a non-exclusive basis and each of the Company and SBC may enter into similar arrangements and agreements with any other parties. Management team of our Company believes that the Strategic Partnership Agreement with SBC was made in the ordinary course of business. On May 8, 2022, the Strategic Partnership Agreement with SBC was terminated.

On March 9, 2022, we received a written notification from the Nasdaq Listing Qualifications Department (the “Notification Letter”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the past 30 consecutive business days, the closing bid price for the Company’s ordinary share had been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (“Rule 5550(a)(2)”).

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from January 25, 2022 to March 8, 2022, the Company no longer met the minimum bid price requirement.

The Notification Letter didn’t impact the Company’s listing of its ordinary shares on the Nasdaq Capital Market at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days, or until September 6, 2022 to regain compliance with Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares had to have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. If the Company did not regain compliance during such 180-day period, the Company may be eligible for an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provide a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq would notify the Company of its determination to delist the Company’s ordinary shares, at which point the Company will have an opportunity to appeal the delisting determination to a Hearings Panel. If at any time before September 6, 2022, the bid price of the shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the company has achieved compliance with the minimum bid price requirement and will consider such deficiency matters closed.

On April 11, 2022, we received a letter from Nasdaq informing that we regained compliance with the minimum bid price requirement under Nasdaq listing rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. This requirement was met on April 8, 2022, the tenth consecutive trading day when the closing bid price of the Company’s ordinary share was over $1.00.

On May 27, 2022, Guardforce AI Co., Limited (the “Company”) received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq rules for continued listing on the Nasdaq, based on the closing bid price of the Company’s ordinary shares for 30 consecutive business days from April 14 to May 26, 2022 was under $1.00 per share and the Company was provided 180 calendar days, or until November 23, 2022, to regain compliance.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Company’s Ordinary Shares did not regained compliance with the minimum $1 bid price per share requirement based on the closing bid price of the Company’s Ordinary Shares for any consecutive period of 30 business days from May 27, 2022, to November 23, 2022.

The Notification Letter did not impact the Company’s listing on the Nasdaq Capital Market at that time. On November 28, 2022, the Company received a written notification (the “Notification Letter”) from Nasdaq, notifying the Company that it was eligible for an additional 180 calendar day period, or until May 22, 2023, to regain compliance. To regain compliance, the Company’s Ordinary Shares had to have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by May 22, 2023, the Company may face delisting.

Pursuant to the approval of its board of directors and the approval of its shareholders at the Company’s extraordinary general meeting held on Tuesday, January 31, 2023, at 11:00 a.m. (Hong Kong standard time), we effected a 1-for-40 consolidation of its ordinary shares. On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying the ordinary resolutions passed by the shareholders with the Registrar of Companies of the Cayman Islands. The share consolidation was effective upon passing of the ordinary resolutions on January 31, 2023. The Company’s ordinary shares began trading on the NASDAQ Capital Market on a post-consolidation basis when the market opened on February 10, 2023.

On February 28, 2023, we received a letter from Nasdaq informing that we regained compliance with the minimum bid price requirement under Nasdaq listing rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. This requirement was met on February 28, 2023, the tenth consecutive trading day when the closing bid price of the Company’s ordinary share was over $1.00.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement with Shenzhen Kewei to acquire 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI. This acquisition was completed on March 22, 2022. The acquisition purchase price of $10,000,000 were paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On March 22, 2022, we issued 53,571 restricted ordinary shares to the sellers’ designated parties. During the year ended December 31, 2023, we recognized full impairment losses on Shenzhen GFAI Robot Technology Co., Limited and Guangzhou GFAI Technology Co., Limited’s goodwill and intangible assets acquired from the acquisition. There was significant decline in the market demand on our robotic products that was launched during the Covid pandemic. However, we believe that our Chinese customers are still interested in using robots, thus, in 2024, we plan to focus on the development AI solutions to meet customers’ needs and continue developing the China market through our subsidiaries in China.

On March 21, 2022, we signed a non-binding letter of intent (the “LOI”) with Shenzhen Kewei and Shenzhen Yeantec Co., Limited (together, the “Kewei Group”) to purchase up to 36 of the Kewei Group’s subsidiaries located in China. Under the LOI, in the first of two phases, we would acquire eight of the Kewei Group companies. The second phase provides us with the right of first refusal to purchase the remaining 28 companies within a period of 24 months from the date of the signing of the LOI. The purchase of the additional 28 companies would be dependent on the Company’s operational plans. The Company expected to sign the definitive agreement for the phase one acquisitions before the end of May 2022.

The purchase price for the eight phase one companies would be based upon a valuation that is equal to one-time (from 2022 to 2026) projected average revenues for the eight companies estimated to be $30 million and would be paid in a mix of cash (10%) and Company restricted shares (90%) at a price of $80 per share. The Company would be required to pay Kewei Group the 10% cash component ($3,000,000) of the purchase price as a deposit and Kewei Group would deliver to the Company 100% of the outstanding share capital of the eight phase one companies as a pledge, within 10 days of the signing of the LOI. The acquisition was subject to, among other things, the satisfactory completion of due diligence by the Company, the entry into definitive agreements and any required third-party consents. On May 24, 2022, we acquired Beijing Wanjia Security System Co., Ltd. (“Beijing Wanjia”), one out of the eight phase one companies. On September 13, 2022, we terminated the acquisition of the remaining seven companies out of the eight phase one companies.

On April 6, 2022, we and certain investors entered into a securities purchase agreement (the “April 2022 SPA”), pursuant to which we agreed to sell to such investors an aggregate of 218,484 ordinary shares in a registered direct offering (the “Registered Direct Offering”). As a result of the Registered Direct Offering, the exercise price of the Company’s Private Warrants was adjusted to $46 pursuant to the antidilution provisions of s warrants, the exercise price was further adjusted to $7.20 to purchase 1 share upon the securities purchase agreement with Streeterville Capital (see below).

On May 24, 2022, we entered into a Sale and Purchase Agreement (the “Yeantec Agreement”) with Shenzhen Yeantec to acquire 100% of the equity interests in Beijing Wanjia Security System Co., Ltd. (“Beijing Wanjia”) from Shenzhen Yeantec. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On June 16, 2022, the Company issued 94,500 restricted Ordinary Shares to the sellers’ designated parties.

On June 16, 2022, a total of 243,000 shares were issued as a deposit to acquire 100% of the equity interests in the remaining seven Kewei Group companies out of the eight phase one companies. On September 13, 2022, we signed a termination agreement with the shareholders of seven Kewei Group companies to terminate such acquisition, which shares were subsequently cancelled on February 13, 2023. On February 13, 2023, 243,000 restricted ordinary shares were returned and canceled.

On July 12, 2022, we entered into warrant solicitation inducement letters (the “Inducement Letters”) with several accredited investors that are existing holders (collectively, the “Exercising Holders”) of its Private Warrants wherein the investors agreed to exercise 139,547 outstanding Private Warrants (the “Existing Warrants”) to purchase an aggregate of 139,547 ordinary shares for cash, at an exercise price reduced by the Company from $46 per share to $9.52 per share (the “Warrant Exercise”). In consideration for the immediate exercise of the Existing Warrants for cash, the Company would issue one-half (1/2) of an Ordinary Share (the “Share Consideration”) for each Warrant Exercise. As a result, the Exercising Holders would receive approximately 69,773 ordinary shares as Share Consideration. We expected to receive aggregate net proceeds of approximately $1.23 million from the exercise of the Existing Warrants by the Exercising Holders, after deducting fees and expenses. As a result of the Warrant Exercise, the exercise price of the Company’s Public Warrants was adjusted to $6.40 to purchase 1 share and the exercise price of the Company’s Private Warrants was adjusted to $9.52 to purchase 1 share, which was the floor price of the Private Warrants, pursuant to the antidilution provisions of both warrants. The Company would send notices to warrant holders regarding the adjustment of exercise price on July 13, 2022. In addition, in connection with the transactions contemplated by the Inducement Letters, we obtained waivers and amendments from the requisite investors under the January 2022 SPA and the April 2022 SPA to eliminate the prohibition on variable rate transactions set forth in such agreements. EF Hutton, division of Benchmark Investments, LLC acted as warrant inducement agent and financial advisor in connection with the transaction.

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

On September 19, 2022, we announced that we were awarded a 5-year contract by the Bank of Thailand to manage its Consolidated Cash Centers (CCCs) in the city of Ubonratchathani and the city Phitsanulok in Thailand.

On September 23, 2022, we announced our partnership agreement with Riversoft Inc., a Peakwork Company who specializes in travel management software, to co-develop and co-launch contactless travel services with its existing GFAI’s Concierge robots.

On October 25, 2022, we entered into a securities purchase agreement (the “Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured convertible promissory note on October 25, 2022 in the original principal amount of $1,707,500.00 (the “Note”), convertible into Ordinary Shares, par value then being $0.12 per share, of the Company (the “Ordinary Shares”). The Note bore simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note would become due and payable on the maturity date (the “Maturity Date”), which was twelve months after the purchase price of the Note is delivered by Investor to the Company. The Company could pay all or any portion of the amount owed earlier than it was due; provided that in the event the Company elected to prepay all or any portion of the outstanding balance, the Company would pay to the Investor 120% of the portion of the outstanding balance the Company elected to prepay. Early payments of less than all principal, fees and interest outstanding would not, unless agreed to by Investor in writing, relieve the Company of the Company’s remaining obligations hereunder. Under the Agreement, while the Note was outstanding, the Company agreed to keep adequate public information available and maintain its Ordinary Shares listed on Nasdaq. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor would have the right to increase the balance of the Note by 10% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note). The Note and the Agreement triggered the participation rights of the Company’s private warrants holders (the “Holders”), pursuant to that Securities Purchase Agreement dated January 18, 2022 (the “PIPE Purchase Agreement”), in which the Company issued to the Holders Ordinary Shares, and Ordinary Share purchase warrants. According to the PIPE Purchase Agreement, each Holder had the right to participate up to an amount equal to 35% of the Subsequent Financing (as defined in the PIPE Purchase Agreement) in the aggregate on the same terms, conditions and price provided for in the Subsequent Financing. The Company provided notice to the Holders regarding the Holders’ participation rights on October 24, 2022. None of the Holders elected to participate within the prescribed time frame. In addition, as a result of the Company entering into the Agreement and issuing the Note, the exercise price of the Company’s private warrants was being adjusted to $7.20 to purchase 1 share, which was the floor price of the Note, pursuant to the antidilution provisions of the private warrants. The Company sent notices to the private warrant holders regarding the adjustment of exercise price on October 26, 2022. On April 17, 2023, CVP delivered to the Company a conversion notice informing the Company that CVP had elected to convert a portion of the Note balance $1,238,400 at the conversion price of $7.20 into restricted ordinary shares of the Company. In connection with this conversion, the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023. On October 25, 2023, the Company paid $554,238 to CVP to fully settle the remaining Note balance.

On December 19, 2022, our former Chief Technology Officer (“CTO”), Mingchang Liu, resigned from his position as CTO of the Company. Mr. Liu’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On December 21, 2022, we entered into an asset purchase agreement (the “Agreement”) with Shenzhen Kewei, to purchase certain of Shenzhen Kewei’s robot-related business assets in China. Under the terms of the Agreement, the Company will acquire, and Shenzhen Kewei would transfer to the Company, select robotic equipment assets, Shenzhen Kewei’s client base, sales pipeline and related sales channels and staff, as well as provide the Company with rights to the permanent use of its patents. The purchase price for these assets was 2.1 million US dollars, which had been fully paid in the form of 262,500 restricted ordinary shares of the Company based on a price of $8.00 per share. The acquisition was closed on February 15, 2023.

On December 31, 2019, Guardforce TH entered into a loan agreement with Profit Raider Investment Limited (the “Loan”). On March 11, 2020, Guardforce TH entered into a second supplemental agreement to the loan agreement with Profit Raider to extend the due date of the Loan to December 31, 2020. On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of the Company from Guardforce AI Technology to Profit Raider. As a result of this share transfer, Profit Raider has been deemed an affiliate of the Company. On December 31, 2020, the Loan was extended to December 31, 2022 with the same terms and conditions by entering into a third supplemental agreement between Guardforce TH and Profit Raider. On September 29, 2022, Profit Raider entered into a deed of assignment and transfer (the “Assignment Deed”) with WK Venture, as a result, the Loan was assigned and transferred to WK Venture. On December 30, 2022, the loan with WK Venture was extended to December 31, 2024, with the same terms and conditions, by entering into a fourth supplemental agreement (the “Fourth Supplemental Agreement”) between Guardforce TH and WK Venture. On September 28, 2023, we entered into a loan conversion agreement with WK Venture Success Limited to convert its outstanding loans including $13.4 million of principal and $2.5 million of accrued interest to ordinary shares at a conversion price of $5.40 per share which is more than a 29% premium to the previous closing price of our stock on September 28, 2023. As a condition to the execution of the loan conversion agreement, WK Venture and the other entities on the loan conversion agreement executed a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”), which grants Ms. Lei Wang the authority to act as a voting proxy for holders of the converted shares at the general meetings of the shareholders of the Company, subject to the Company’s adopted second amended and restated memorandum and articles of association, as amended from time to time. In October 2023, the Company issued 2,947,150 restricted ordinary shares to fully settle this loan.

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

Pursuant to the approval of its board of directors and the approval of its shareholders at the Company’s extraordinary general meeting held on Tuesday, January 31, 2023, at 11:00 a.m. (Hong Kong standard time), we effected a 1-for-40 share consolidation of our ordinary shares. On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying the ordinary resolutions passed by the shareholders with the Registrar of Companies of the Cayman Islands. The share consolidation was consummated upon passing of the ordinary resolutions on January 31, 2023. Our ordinary shares began trading on the NASDAQ Capital Market on a post-consolidation basis on February 10, 2023. No change was made to the trading symbol for the Company’s shares of common stock and warrants, “GFAI” and “GFAIW”, respectively, in connection with the share consolidation.

On February 23, 2023, we announced our Artificial Intelligence of Things (AIoT) Robot Advertising contract with a local government office in Macau to promote shows, exhibitions, and forums on approximately 165 robots for a total period of 20 weeks.

On March 22, 2023, our wholly owned subsidiary GFAI Vietnam was formally de-registered.

On May 5, 2023, we completed a confidentially marketed public offering (the “CMPO”) pursuant to a “shelf” registration statement on Form-3 (file No. 333-261881). We issued 1,720,430 ordinary shares, par value $0.12 per share at a public offering price of $4.65 per share. The underwriters, EF Hutton, division of Benchmark Investments, LLC, exercised their over-allotment option in full for an additional 258,064 ordinary shares at the time of the closing. As a result, the aggregate gross proceeds of the Offering, including the over-allotment, were approximately $9.2 million, prior to deducting underwriting discounts and other Offering expenses. In connection with the CMPO, the exercise price of the Company’s public and private warrants has been adjusted to $4.65, pursuant to the anti-dilution provisions of both types of warrants. We sent notices to the warrant holders regarding this adjustment in exercise price on May 5, 2023.

On May 15, 2023, we completed the second CMPO pursuant to a “shelf” registration statement on Form-3 (file No. 333-261881). We issued 2,580,600 ordinary shares, par value $0.12 per share at a public offering price of $4.65 per share. The underwriters, EF Hutton, division of Benchmark Investments, LLC, exercised their over-allotment option in full for an additional 387,090 ordinary shares at the time of the closing. As a result, the aggregate gross proceeds of the Offering, including the over-allotment, were approximately $13.8 million, prior to deducting underwriting discounts and other Offering expenses.

On July 20, 2023, we announced the partnership with Concorde Security Pte Ltd, a leading security provider in Singapore, to co-launch a new robotic security solution in Singapore.

On August 31, 2023, we entered into Amendment No.2 to the independent director agreements with each of John Fletcher, David Ian Viccars and Donald Duane Pangburn (collectively, the “Independent Director Agreement Amendments”). Commencing on January 1, 2023, the Independent Director Agreement Amendments increased each of Mr. Fletcher’s, Mr. Viccars’, and Mr. Pangburn’s annual equity compensation from 250 restricted ordinary shares to 20,000 restricted ordinary shares of the Company. On March 6, 2024, we issued an aggregate number of 60,000 restricted ordinary shares to the three independent directors as annual equity compensation in connection with their 2023 services and another aggregate number of 60,000 restricted ordinary shares as annual equity compensation in connection with their 2024 services to be performed.

On August 31,2023, we entered into amendments to its consulting agreements with each of Lei Wang, the Company’s Chief Executive Officer and Chair of the Board, and Jia Lin, the Company’s President (collectively, the “Consulting Agreement Amendments”). The Consulting Agreement Amendments increase Ms. Wang’s annual base salary from $390,000 to $650,000 per year and Mr. Lin’s annual base salary from $140,000 to $180,000, effective as of September 1, 2023.

On September 12, 2023, we announced that we secured a 2-year contract, offering end-to-end cash management solutions in this contract in Bangkok, Thailand.

On October 17, 2023, we announced that we secured a three-year contract with a leading Japanese retailer in Thailand, offering end-to-end cash management solutions.

On December 7, 2023, GFAI Technology was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004. GFAI Technology is a 100% owned subsidiary of our Company.

On January 8, 2024, GFAI Technology (Hong Kong) was incorporated in Hong Kong. GFAI Technology (Hong Kong) is a 100% owned subsidiary of GFAI Technology.

On January 17, 2024, we appointed Yuting (Catherine) Zuo as Chief Financial Officer. Yuheng (Brian) Ma resigned from the company on the same day, and Mr. Ma’s resignation was not the result of any disagreements with the Company.

During the fiscal year ended December 31, 2023, there were 128,901 warrants exercised.

Corporate Structure

The chart below presents our current corporate structure, as of the date of this report:

B. Business Overview

General

We were founded in 2018 with the purpose to acquire our operating subsidiary GF Cash (CIT) and develop complementary technology related solutions and services.

In 2020, we established a Robotics Solution business with a goal of diversifying our revenue base, proved to be well-timed as the global COVID-19 pandemic soon followed. In 2022, as we deployed more robotics into the field and dug deeper into customer needs, we started our expansions and worked with various partners to expand the functionalities of the robots. We also started integrating certain AI and language services provided by Google Cloud to enhance the language and interaction capability of the robots and potentially integrate AI features into the robots. In 2023, we continued to incorporate AI, especially Generative AI into our robots. We also continued to enhance our service model by combining robots, ICP/CTP platforms and AI (especially Generative AI), aiming to bring greater value to our customers. By the end of 2023, our robotic solution has evolved beyond mere robotics, and formed three types of AI solutions based on our partnerships, our platform foundations and developments.

On March 25, 2021, we closed the acquisition of 51% of the equity interests in Handshake in Hong Kong as part of our strategy to enter the Information Security business. After careful consideration of future growth potential, current performance of the business sector and the global environment, we completed the separation with Handshake from Guardforce AI on February 6, 2024.

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

Our businesses are categorized into four segments:

[i]	Secured Logistics Business;

[ii]	AI & Robots Service Business;

[iii]	General Security Solutions Business; and

[iv]	Corporate and others.

Secured Logistics Business

We are a market leader with more than 41 years of experience in the secured logistics business in Thailand. Our services include cash-in-transit, dedicated vehicles to banks, ATM management, cash center operations, cash processing, coin processing, cheque center, and cash deposit machine solutions (cash deposit management and express cash service). Our customers include local commercial banks, chain retailers, coin manufacturing mints, and government authorities. Our four major customers are Government Savings Bank, Bank of Ayudhya, TTB Bank Public Company and CP All Public Company. A few global customers also retain our services under temporary contract. As of the date of this report, we employed 1,594 staff located in GF Cash (CIT) and had 461 vehicles.

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

Our revenues are substantially derived from GF Cash (CIT)’s secured logistic business and gross revenue for our secured logistic business years ended December 31, 2023, 2022 and 2021, was approximately $31.9 million, $30.9 million, and $34.3 million, respectively.

In recent years, the CIT market in Thailand has been growing due to the increasing demand for secure transportation of cash and valuables. This growth is driven by the expansion of the banking and financial sectors, as well as the rising number of retail businesses.

Cash-in-Transit industry in Thailand has faced some challenges in recent years. One of the biggest challenges has been the rise of cashless payment systems, which may reduce the need for cash transportation services in the future. Additionally, the COVID-19 pandemic has impacted society and the industry, which has led to a shift towards digital payments and online transactions. As the closure of many businesses during the COVID situation, it further reduced the need for cash transportation services.

In Thailand, the adoption of electronic cash has been steadily increasing, with the government and private sectors promoting the use of digital payment systems as a result of the COVID-19 situation. The impact of adopting electronic cash in the banking industry, especially on banks that rely on transaction fees and interest income in Thailand depends on various factors such as the level of adoption, consumer behavior and user age group and geographical distribution etc.

Overall, the emergence of electronic cash in Thailand presents both opportunities and challenges for the banking industry and GF Cash (CIT). We observed that the adoption of electronic cash in Metropolitan Bangkok and some major cities are significantly higher than other cities in up-country provinces.

In view of the growing popularity of using electronic cash, we have gradually changed our operating methodology and placed more focus to our well-established business coverage in the up-country by approaching customers with numerous physical cash transactions such as retail chain stores and restaurants, cafes, pubs, etc. in the food and beverage sector in up-country provinces.

The new visa-free policy between Thailand and China started on March 1, 2024. It is forecasted that tourist arrivals from China will surge by 300% compared with 2019 before the COVID-19. Given the substantial impact on retail business, the growth in the tourism industry could notably accelerate retail business growth in Thailand, thus leading to a significant rise in the use of physical cash and electronic transactions. GF Cash (CIT) already witnessed an uptick in the number of retail stores being opened by our retail clients and recorded increasing trend of retail CIT trips in January and February 2024.

Although the Cash-in-Transit market in Thailand remains an important and stable industry, we observed the market situation and the changing demands of the CIT service and as such, we began taking steps to adjust to the changing environment.

Starting in 2020, in addition to our secure cash logistics business, we strategically began to develop other non-cash related solutions and services in an effort to diversify our revenue streams. In view of the pace of global robotics development and in response to the more automated requirements, driven in part by the COVID-19 pandemic, we began to rollout robotic solutions for our customers in Thailand and across the Asia Pacific region that is discussed in more detail in the following section. In addition to our robotic solutions, we introduced the Cash Deposit Management Solutions (known as “GDM”) to nationwide highway operators and chain retailers in Thailand. In 2023, we secured projects with three of our main customers and installed more than 120 GDM machines across Thailand, which is nearly a 50% increase compared to 2022. We will continue to develop the GDM business in 2024, and target more chain retailers and public transportation authorities. We are targeting to install approximately 100 to 150 units of GDM machines in 2024 for retail customers in Thailand. Multiple machine vendors will also be targeted to develop in Thailand for cash management solutions.

Our Products and Services of Secured Logistics Business

As of the date of this report, most of our revenues are derived from our principal business, which is Secure Logistics Solutions. This primarily includes: (i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center Operations (CCC); (vii) Cheque Center Service (CDC); (viii) Express Cash; (ix) Coin Processing Service; and (x) Cash Deposit Management Solutions (GDM).

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

Core Services

GF Cash (CIT) runs our Core Services which include CIT (Non-DV), CIT (DV), ATM Management, CPC, CCT, CCC, CDC and GDM. For the year ended December 31, 2023, GF Cash (CIT) Core Services represented over 85% of our total revenues.

The charts below show the breakdown of our GF Cash (CIT) business by sector for the fiscal years ended December 31, 2023, 2022 and 2021. These business sectors are discussed below:

Revenue by Services (For the year ended December 31, 2023):

Revenue By Service (For the year ended of December 2023)
37.21%
23.74%
11.95%
10.23%
8.75%
5.71%
2.28%
0.02%
0.12%
CIT Non DV
ATM Management
CIT DV
CPC
GDM
CCT
CCC
Robotic Solutions
Others

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

For the years ended December 31, 2023, 2022 and 2021, CIT (Non-DV) revenues were approximately $11.9 million (32.8%), $10.7 million (31.0%) and $11.2 million (31.9%), respectively.

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

For the years ended December 31, 2023, 2022 and 2021, CIT (DV) revenues were approximately $3.8 million (10.5%), 4.1 million (11.8%) and $4.6 million (13.0%), respectively.

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

For the years ended December 31, 2023, 2022 and 2021, ATM Management revenues were approximately $7.6 million (20.9%), $8.9 million (25.8%) and $10.8 million (30.7%), respectively.

Cash Processing (CPC)

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

For the years ended December 31, 2023, 2022 and 2021, CPC revenues were approximately $3.3 million (9.0%), $2.8 million (8.1%) and $3.0 million (8.6%), respectively.

Cash Center Operations (CCT)

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

For the years ended December 31, 2023, 2022 and 2021, CCT revenues were approximately $1.8 million (5.0%), $2.2 million (6.4%) and $2.8 million (8.0%), respectively.

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

For the years ended December 31, 2023, 2022 and 2021, CCC revenues were approximately $0.7 million (2.0%), $0.5 million (1.3%) and $0.2 million (0.5%).

Cheque Center Service (CDC)

Cheque Center Service (CDC) includes secured cheque pickup and delivery service.

For the year ended December 31, 2023, 2022 and 2021, CDC revenues were approximately $nil (nil%), $0.005 million (0.0%) and $0.05 million (0.1%), respectively.

Cash Deposit Management Solutions (GDM)

Following the launch of our retails collection and processing services, we work with a machine vendor to promote our Cash Deposit Management Solutions (GDM) currently delivered by our Guardforce Digital Machine. We use GDM as part of the cash handling services offered to customers in order to assist our customers in handling and storing their cash safely and accurately. The GDM product is deployed at customer sites to provide secured retail cash deposit services. Customers use our GDM product to deposit daily cash receipts. We then collect the daily receipts from our GDM in accordance with the agreed schedules. All cash receipts are then securely collected and delivered to our cash processing center for further handling and processing.

By using the GDM, store staff can deposit the cash into the machine at any time, reduce the risk of storing cash in the store and the store staff can generate electronic reports from the machine at any cut-off time. We also offer to the headquarters for those retail chain stores the online real time data about the sales of each individual store which can assist our customers on better cashflow forecast and cash usage.

For the years ended December 31, 2023, 2022 and 2021, GDM revenues were approximately $2.8 million (7.7%), $1.8 million (5.1%) and $1.6 million (4.7%), respectively.

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

For the years ended December 31, 2023, 2022 and 2021, international shipment revenues were $0.01 million (0.0%), $0.01 million (0.1%) and $0.05 million (0.1%), respectively.

Others - Express Cash

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

Although we did not generate revenue from this service line for the years ended December 31, 2023, 2022 and 2021, we have capabilities to provide such service.

Others - Coin Processing Service

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

While coins are still an important part of Thai currency system and widely use by the citizens in retails market, so there is a demand in the coin exchanges, coin processing and coin storage. Except the Royal Thai Mint, there is no private/ commercial coin operator in Thailand. Thai citizen and retailers will require to go directly to Royal Thai Mint and banks to exchange and deposit coins and they need to wait for a long queue and very complexing process. Except the Royal Thai Mint, the banks may not have the denominations of coin that they wanted.

Following the expansion in the retail market, starting from 2023, we have developed our coins operations which will include the following services:

i.	Coin delivery and collection;

ii.	Coin sorting and processing;

iii.	Coin storage;

iv.	Coin exchange services, and

v.	Inter- provincial coins delivery and collection.

Our advantage on operating the coins operation is our existing good coverage in up country and Bangkok and we can utilize our existing vehicles to perform the collection and delivery. We also have sufficient and available space to build a coin centre for the sorting and processing, wrapping and storage of coins.

Although we did not generate revenue from this service line for the years ended December 31, 2023, 2022 and 2021, we have capabilities to provide such service.

Our Fee Structure for the Secure Logistics Business

We have several fee models based on the services provided. Our fees for dedicated vehicles service are based on the allocation of cost of manpower deployment, vehicle, and consumable items. Fees for fixed collections or on-call services are based on a pre-agreed amount per delivery, which varies by such factors as collection time, pick-up and delivery locations and the processing time.

Our Fleet of Vehicles for the Secured Logistics Business

We operate a fleet of 461 vehicles. Our fleet includes armored vehicles – pickup, armored vehicles – van, armored vehicles – truck 6 wheels, maintenance soft skin vehicles – pickup, coin trucks soft skin – pickup, security patrol soft skin – pickup trucks and administrative vehicles.

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

AI & Robotics Solutions Business

Our AI & Robotics Solutions business was established in 2020 as part of our revenue diversification efforts. We do not manufacture the robots, but we started off by operating on a Robots-as-a-Service (RaaS) business model and purchase the robots from equipment manufacturers. We integrate various value-added applications and offer these as a recurring revenue service. As part of our market penetration strategy, we adopted a mass adoption strategy to penetrate the market and gain customer base by providing the robots on a free trial basis with an option to purchase or rent.

As we deployed more robots, we developed and upgraded our Guardforce AI Intelligent Cloud Platform (“GFAI ICP” or “ICP”) to better manage the robots, provide add-on services, collect and analyze data, and more importantly, integrate AI capabilities to extend robotic services. In October 2021, we announced the launch of our ICP. In February 2022, we entered into a Commission Development Agreement with Shenzhen Kewei to enhance the development of the ICP to GFAI Intelligent Cloud Platform V2.0 by adding an additional advertising feature to the ICP to commence our robot advertisement business in Macau. In November 2022, we officially announced our advertisement business model (the “AIoT Robot Advertising”) and launched a mobile app (the “APP”) in Apple App Store in the Asia Pacific Region. The App allows customers to register and place ads through their mobile phones. We later further upgraded the web-based advertising platform in other regions to support a wider range of advertising needs for various types of customers. In addition to offering advertising services, in 2022 we added our Tech Service Platform (“TS”) and Robot Operation Management Platform (ROMP) under the framework of ICP, which can better manage the functionality of the robots and can better deal with defective robots on our cloud platform. We also began to use certain Google Cloud’s services to enhance the language and interaction capability of the robots and potentially integrate AI features into the robots. We also transitioned several robot services, including navigation map generation, task planning, and path setting, as well as safety zone configuration, to be accessible through web browsers. This enhancement has improved the user experience and made it easier to use and deploy robots. As of the date of this report, the development of GFAI ICP V2.0 has been substantially completed, which has a unified data interface, and includes functionalities for management, operations, providing API interfaces, and integrating third-party products and services. In 2023, to quickly support the robotics business in mainland China, we acquired Cloud Technology Platform (“CTP”) from Shenzhen Kewei. CTP is a cloud-based operational management platform for robot management and robot data, which enables us to provide consistent RaaS services in mainland China as we do in the rest of the regions.

Apart from developing and upgrading our platforms, we also expanded our partnerships and business roadmaps to further develop our AI & robotics sector. As of the date of this report, our operational offices are mainly located in Thailand, Singapore, Malaysia, China, Hong Kong and Macau. In 2022, we also established a partnership with two technology companies, Blue Pin (HK) Limited (Blue Pin) and Riversoft Inc (Riversoft). We co-launched the AI robotic solution with Blue Pin, providing self-check-in/out system for hotels, and with Riversoft, we are developing a Robot Travel Agency (RTA) that can offer travel advice and booking services for tourists. We also started to integrate certain services from Google Cloud to enhance the language and interaction capability of the robots and potentially integrate AI features into the robots. In 2023, as a part of our effort to launch AI assistant solutions, we partnered with iAPP Technology Co., Ltd (iApp) to collaborate on Generative AI robot voice interactions and intelligent Q&A capabilities in Thailand. In Hong Kong and Malaysia, we gained our tractions in forming one of the AI Security Agent solutions by working VRCN Limited (VRCN) to authenticate secure mobile credentials issued to visitors through its idLink cloud-based personalized e-Pass system. This solution applies to events (especially for online ticketing and onsite validating) and shared space management (such as gyms and shared working space, etc.). We later became the official technology partner for The Knights Award Season 2 and Major League Basketball in Malaysia. Additionally, we partnered with Concorde Security Pte (Concorde) in Singapore to integrate Concorde’s security hardware and software systems with GFAI’s robots and PaaS platform, offering customers smarter security services. To further expand on our AI Advertising solutions, especially in the tourism industry, in 2023 we partnered with a major travel agency in China, China International Travel Service Shenzhen Co., Ltd (Nice Tour), to roll out robot store assistants in the Guangdong Province, China. These robot assistants provide services related to travel itinerary inquiries and activity recommendations and serve as advertising agents.

We are currently using 3 main kinds of robotics products:

[1]	Reception Robot (T - Series) for indoor stationary applications. It is designed for access control management, voice interaction, attendance management, advertising and can be integrated with many kinds of accessories, such as IC card, printer, ATM card reader, etc.

[2]	Disinfection Robots (S - Series) for indoor applications. It is designed to be deployed indoors with disinfection capabilities and is used primarily at shopping malls, residential buildings, educational institutions, corporate buildings, hospitals, supermarkets, transportation stations, hotels and entertainment venues. It has interactive screen and autonomous navigation using Simultaneous Localization and Mapping (SLAM) and Light Detection and Ranging (LiDar) technologies.

[3]	Delivery Robot (D - Series) for indoor applications. It is designed for indoor applications for autonomous delivery capabilities and is used primarily at hotels, hospitals, restaurants, and office environments. Similar to the S-series, it has an interactive touch screen and autonomous navigation.

In addition, all of our robots include several communications features - the units can transfer data over both 4G LTE networks and Wi-Fi and will be able to incorporate future 5G capabilities.

As a result of our ongoing platform developments and expanded partnerships, we have built our AI & robotics service model with three major sectors: smart devices (robot), platform services, and scenario solutions. We can categorize that as follows:

[1]	AI Assistant.

[2]	AI Security Agent.

[3]	AI Advertising.

AI Assistant

The AI Assistant utilizes the voice interaction hardware of the T-Series robots and the speech functionalities within GFAI ICP and GFAI CTP. It integrates third-party AI functionalities (iAPP, Google Bard, etc.) tailored to specific industries, providing valuable customer support and sales assistance. These assistants interact with customers through voice interactions, offering 24/7 support, answering inquiries, handling complaints, and recommending products or services. This not only enhances customer satisfaction but also boosts sales and marketing efforts by providing personalized recommendations and facilitating seamless transactions. With our current customer base has higher concentration on retail, tourism, and hospitality industry, we are gearing the development of our AI Assistant solution towards the industries above.

AI Security Agent

The AI Security Agent utilizes T-series robots to assist personnel in managing tasks at entrances, lobbies, service desks, and other areas. It integrates and interacts with other IoT systems such as access control through GFAI ICP, CTP, and robots. We currently have the following three solutions under this section:

1.	We collaborated with VRCN BooknMeet system and launched solution for managing ticketing, appointments and meeting reservations for various events and shared space.

2.	We worked with the Hong Kong Housing Authority and launched the AI robotic solution for visitor management at entrances of the buildings.

3.	Partnered with Blue Pin, our AI robotic solution that provides hotel Self-Check-in & Check-out system has gain multiple customers’ positive feedback.

Furthermore, our S-Series robots can be integrated with Concorde’s security systems and products, offering security patrol services around public areas. These functionalities are all available for customer use through GFAI ICP or GFAI CTP.

AI Advertising

AI Advertising solutions utilizes the 27-inch display screen of the T-series robots to provide advertising and promotional services. AIoT Robot Advertising is one of the solutions we launched in 2022. Currently, for clients like supermarkets and travel agencies, besides offering AIoT Robot Advertising solution for product and travel routes promotions, we also offer AI assistant services to help with customer inquries and common Q&A. This dual functionality enhances the utilization rate of the robots.

In 2024, for the AI & Robotic service model built by GFAI, in the Smart Devices (robots) section, we will develop and integrate more AI functions, so that we can better understand customer needs and environmental information. In the platform service section, we will continue to integrate ICP and CTP, unify their functions under the ICP platform to create a better AI based platform. In the scenario solutions section, we will invest more resources in the tourism and retail sectors to provide AI & robotic solutions.

For the years ended December 31, 2023, 2022 and 2021, robotics solutions revenues were approximately $0.8 million (2.1%), $1.3 million (3.7%) and $0.4 million (1.0%) of the company’s total revenues, respectively.

Our Fee Structure for the AI & Robotics Solutions Business

Our AI & Robotics Solution Business has four fee structures:

●	Sale of AI & Robotic Solutions: One-off purchase by customers of robots with the provision of add-on technical support service with additional charges during and after the warranty period; and

●	Rental of AI & Robotic Solutions: Customers lease the robots as part of our Robots as a Service (RaaS) model, with regular payment made by customer on a daily, weekly, monthly or annual basis.

●	Advertising Service: We place our robots in the main entrance of buildings and shopping malls while customers lease the advertising page on the AD playing screen of our robots.

●	Solution Provider: On one hand, we offer customers solutions derived from combining and integrating functionalities of different robots. On the other hand, we also provide customized development solutions tailored to individual customer needs. This type of revenue may include product sales, product leasing or service fees for functionality usage, and revenue from custom development services.

General Security Solutions Business

We began operating our general security solutions service through the acquisition of the 100% equity interest in Beijing Wanjia on June 22, 2022. Our services include the provision of Smart Retail Operation Management, CCTV and Security Alarm Operation, Security Engineering and Maintenance.

Beijing Wanjia was founded in Beijing, China in 1996. It is a certified National High Technology company in China, a certified High Technology Company of Zhongguancun, and it is the Vice Chairman member of both the China Security & Protection Industry Association and Beijing Security & Protection Industry Association, and China Security Association. Beijing Wanjia has three main competitive advantages in the market: a solid technology foundation, a broad service network, and a great brand reputation. With more than 27 years of experience in the general security solutions business, it has developed a technology foundation related to security alarm solutions and gained a stable customer foundation. Combined with the technology in big data cleaning and model building, the self-developed management platform can help to monitor the operation status of retail stores, provide feedback and analysis, and help to offer solutions to improve the operating efficiency and the overall security level of the store. Currently, Beijing Wanjia’s service network is covering more than 600 cities in China and has built a long-term, diversified client base over the past two decades. Most of the customers are among the big players in their representative industries such as finance, retail chain stores, community property management, government facilities etc. Beijing Wanjia’s major customers include Starbucks (China), Watsons, Lukfook Jewelry, Xiabu Xiabu, Agape Optical, etc.

Core Services

Commercial Smart Retail Operation Management

Commercial Smart Retail Operation Management is an intelligent management system that is based on big data technology, and the provision of a series of consultant services on store risk evaluation, surveillance and management, anti-fraud checks etc.

CCTV and Security Alarm Operation

Our automatic security alarm system consists of various electronic sensors, security alarms host and the operating surveillance control center. With the support of the Internet of Things (IoT) and communication networks, if there are any abnormal situations that have been detected by the electronic sensors, it will automatically send signals, surveillance pictures and analysis to the control center. Once the data are checked and verified by the surveillance team in the control center, we provide our first response security team onsite to handle the potential security threat. Our offsite security support network is currently covering most of the provinces and cities in China.

Security Engineering and Maintenance

We hold a well-recognized certification in security engineering in China and are equipped with an experienced professional team to perform first-class integrated security projects and provides continuous maintenance services.

In 2023, we continued to strengthen our business, and completed security projects for more than 1,000 stores. In 2024, we intend to continue to expand our marketing activities to attract additional customers, especially in the retail management segment.

For the years ended December 31, 2023, and 2022, general security solutions revenues were approximately $3.6 million (10.0%) and $1.8 million (5.2%) of the company’s total revenues, respectively.

Corporate and others

The Corporate and others segment covers the non-operating activities supporting the Company. It comprises the our Company’s holdings and treasury organization, including the headquarter and central functions. All listing related expenses are included in the Corporate and others segment. This segment is an administrative-operating segment rather than a revenue-generating operating segment.

Discontinued Operations

We acquired a majority stake in Handshake on March 25, 2021, and began generating our Information Security revenues. The purpose of this acquisition was to provide us with the experience, expertise, and creditability to capitalize on the growing information security market.

Handshake has been providing professional information security consultancy services since 2004 within the Asia Pacific region. The main service Handshake provides is penetration testing, commonly known as ethical hacking or pen testing, which is performed to test a network, computer system, and web application to identify security weaknesses, including the possibility of accessing the system’s data and features by unauthorized parties and strengths that allows a full risk assessment to be completed. In addition, penetration testing increases and measures the installed security solutions on various devices like computers, mobile phones, and other information systems.

In the past two years, Handshake has been working on recruiting and training new qualified staff to perform penetration tasks besides the two original shareholders and directors who started the company. However, there is specific requirement for this type of talent, and the recruiting, training, and retaining costs are higher than expected. Meanwhile, compared to other business sectors, the current projects Handshake obtained are one-off projects that needs hourly-billed staff to proceed and has not formed a consistent recurring revenue in the past 2 years. Therefore, the synergy with our other business sectors is limited. Moreover, it is still unknown that whether U.S. sanctions on technology could negatively impact cybersecurity and PCI work in Hong Kong and subsequently affect Handshake’s business.

Therefore, after taking various factors into consideration, including the goodwill impairment, unsustainable revenue, and client synergy with other business sectors, combined with our strategic growth in AI and robotics, we have completed the separation with Handshake on February 6, 2024.

For the years ended December 31, 2023, 2022 and 2021, Information Security revenues were approximately $0.8 million (2.2%), $0.5 million (1.5%) and $0.48 million (1.4%) of our total revenues. The divestiture with Handshake does not have any materially effects on the company’s liquidity, financial condition or results of operations (including net income or loss) through the separation date.

2024 Business Plan

In 2024, we aim to enhance our business as follows:

1.	Strengthen our customer base by retaining our existing customer base and developing new customers in the retail, hospitality and tourism industries.
2.	Continue to expand and develop our AI solutions, especially in AI Assistant in the tourism and retail industry, forming a set of AI Sales solutions to empower the clients in the industries mentioned above. Expand investment in the AI & Robotics business, including augmenting our R&D team and, upgrading platforms (especially GFAI ICP), adding more AI features to our overall solutions, and especially exploring the integration of Generative AI.

3.	Focus on our existing business footprint in the Asia Pacific region.

4.	Leveraging our advantages in international operations, acting as sales channels and integration channels for technology globalization.

Secured Logistics Business

Sales & Marketing

In our fiscal year 2024, we intend to focus a part of our sales efforts on renewing contracts with existing customers in our secured logistics business. These customers provide us with a steady and predictable cash flow that enables us to expand into other revenue generating opportunities. In addition, we plan to undertake the following activities to promote our businesses:

●	To continue to work closely with local Thailand commercial banks to attract more retail chain customers to our secure logistic solutions such as outsourced cash management services.

●	To work closely with existing customers to extend our secure logistics solutions throughout Thailand.

●	To explore upgrading the cash processing system to include AI related functions and capabilities.

●	Continue to bid for Bank of Thailand Consolidation Cash Centre operations in Chiang Mai.

●	Bid on the white label ATM project organized by Bank of Thailand.

●	Continue to develop and extend GDM business in upcountry provinces to cover more chain retailers.

●	Develop coins operations to support coins circulation within Thailand.

Customers

Since 2008, the major customer of our secured logistics business has been the Government Savings Bank, a state-owned Thai bank located in Bangkok.

We have derived a significant portion of our revenues from our top four customers, two of which are commercial banks, one of which is a state-owned bank and one is a retail customer. For the year ended December 31, 2023, 2022 and 2021, revenue derived from the state-owned bank (the Government Savings Bank), our largest customer was approximately $7.5 million, $8.1 million and $9.6 million, respectively, which accounted for approximately 20.8%, 23.5% and 27.3% of our total revenues, respectively.

For the year ended December 31, 2023, 2022 and 2021, revenues from the combined total of our next three largest customers were approximately $13.3 million, $13.4 million and $14.3 million, respectively, which accounted for 36.7%, 38.8% and 40.8% of our total revenues, respectively. Therefore, for the years ended December 31, 2023, 2022 and 2021, our top four customers combined accounted for approximately 57.5%, 62.3% and 68.1% of our total revenues, respectively. We have three, three and four customers that accounted for 10% or more of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively (See Note 26 “Concentrations” in our audited consolidated financial statements for details).

Revenue from our top 4 banking customers dropped due to a reduction of ATM transactions since 2019. The Thai Government, Bank of Thailand and local commercial banks implemented joint efforts to promote electronic transactions. In 2021, TTB Bank Public Company completed the merger between TMB bank and Thanachart Bank, reducing the total number of ATM and bank branches, further reducing ATM transactions. Bank of Thailand and local commercial banks started to study the practicability of White Label ATM project to further reduce number of ATM machines in Thailand. We foresee ATM machines and ATM transactions will continue decreasing in next three years.

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

We have started to expand our CIT collection and processing services in up-country retail chains and other individual retailers by using their extensive coverage in up-country provinces and attractive pricing. During the recent three years, there is an increasing trend in our retail services revenue, and we are getting more retail customers, which partially offset the negative impact on our revenues from other activities and service lines because of the COVID-19 pandemic environment.

Due to the Covid-19 pandemic between 2020 to 2022, retailers delayed launching new store locations due to the significant decrease in the tourism industry. However, with the lifting of travel restrictions and the easing of Covid-19, the tourism industry in Thailand began a rapid recovery phase with increasing inbound tourists since the third quarter of 2023. As a result, the retailers restarted to launch more store locations. Starting from the third quarter of 2023, we observed one of our major chain retailer customers continue to open two to three new branches per week and the momentum carries forward to the first quarter of 2024. Our service trips for the retail clients have also increased in line with the expanding number of store locations.

Our primary customers are banks within our secured logistic business unit, which comprise approximately 61.5%, 65.5% and 64.0% of our secured logistic revenue for the year ended December 31, 2023, 2022 and 2021, respectively.

Other customers were retail customers, as well as from hospitality, corporate and logistics sectors.

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

Competition

Our principal business is secured logistics. The chart below references GF Cash (CIT) as “GFCTH” and names GF Cash (CIT)’s competitors showing relative market share in 2023.

THAILAND MARKET SHARE 2023

Source: Thailand Revenue Department

The secure logistics industry in Thailand is subject to significant competition and pricing pressure. The main competitors are the international companies such as Brinks, and there are also many local CIT competitors in Thailand having very good relationships with their customers. We expect our secure logistics competition to increase, and this could affect our pricing strategies in the future.

Additionally, several banks have their own CIT subsidiaries which serve these banks exclusively.

Across the CIT industry, most CIT companies want to have a footprint in the retail sector and they use lower pricing as a competitive strategy.

Despite the highly competitive CIT industry in Thailand, we believe that we have significant competitive advantages, including:

●	Full coverage in the entire country with 21 branches;

●	Flexible and reliable operations;

●	Continuity of our management team;

●	Long term relationship with local commercial banks;

●	41 years of experience among the staff/management team in the cash logistics solutions business in Thailand; and

●	As of the date of this report, we have been appointed by the BOT as the Consolidated Cash Centre operator in Khon Kean, Hadyai, Ubon Ratchathani & Phitsanulok.

AI & Robotics Solutions Business

Sales & Marketing

During the 2024 fiscal year, we plan to undertake the following activities to promote our AI & Robotics business:

●	Concentrate efforts on merging the infrastructure of ICP and CTP to reduce development manpower and costs, ensure a consistent service experience across all regions, and facilitate better integration and development of AI functionalities;

●	Enhance our R&D team with a focus on developing AI-related applications and integrating them into GFAI ICP, providing improved AI solutions for the robot business, with target customers in industries such as tourism and retail.

●	Deepen collaboration with third-party AI companies and partners, promoting and upgrading our AI & Robotics solutions to customers that are in the banking, government, hotel, and hospital sectors. The primary markets for these robotic solutions will be China, Thailand, Hong Kong, Malaysia, and Singapore.

●	Prioritize the development of generative AI-related applications, leveraging open-source frameworks, mature third-party interfaces, and data generated by robots and customers. This will enable the provision of customized intelligent assistants to enhance efficiency, reduce costs, and improve customer experiences.

Customers

Since the inception of our AI& Robotics business, the deployment of our robots (free trial, service fee basis and sales) has primarily been at hotels, tourism sites, stores, hospitals, educational institutions, entertainment venues, government buildings, and shopping malls in Thailand, Hong Kong, Singapore, Malaysia, Macau and other markets across Asia.

In 2024, we will be more cautious in selecting customers and prioritize advancing relationships with customers and their respective industries that have a long-term connection to Guardforce AI’s current business, such as travel, retail, supermarkets, and banks. We will delve deeper into customer needs and, in addition to providing traditional security-related services, offer higher-quality AI & Robotic solutions.

Competition

The robotics industry globally is still in its infancy. Competition is intense between manufacturing and trading companies who are engaged in selling robots as a stand-alone product. Most of our competitors are Chinese and Japanese robotics manufacturers. At present, there is no clear market leader. Therefore, in our development process, we started to expand partnerships and explored integrating AI functionalities into the robotics.

Despite the highly competitive environment, we believe we have the following competitive advantages:

●	Existing distribution network via our secure logistics business particularly in Thailand;

●	41 years of business experience in delivering services to customers;

●	Established foundation for Robot + RaaS + AI frameworks with GFAI ICP and CTP;

●	GFAI ICP and CTP already have the complete foundation for Robot + RaaS + AI frameworks; and

●	Through our “Customer Free-Trial” business model, we are able to obtain massive amounts of data for the integration of better AI functions, for optimization of our service functions and processes of our robots. The deployment of our robots to different sectors for different purposes provides us with a more comprehensive analysis of the market trend and demand.

Growth Strategy

We believe that cloud platform services, AI services and robotics services have great potential and growth opportunities in the next decade, especially with the emerging development of Generative AI. Against the backdrop of these industry trends, we aim to enhance shareholder value by maintaining our leading position in the Thailand secure logistics services market as well as leveraging our competitive strengths to exploit new opportunities identified from the increasing AI and robotics businesses, creating more synergy in the areas where we have strong customer foundations.

In preparing ourselves for the next wave of growth, our principal growth strategies are to:

●

Continue to maintain our leadership position in Thailand by providing the best-in-class solutions to our customers and strengthening our customer base. This includes continuing bidding for Bank of Thailand Consolidated Cash Center operations, developing GDM business in upcountry provinces, development of artificial intelligence, or AI, systems within our logistical network to improve service deliveries and value add solutions to our customers.

●	Continue to expand the retail customer base in both the secured logistics sector and the general security sector, especially with the fast recovery of tourism industry in 2024.

●	Build an R&D team and continuously investing in it to transform our services from solely providing robotics services to offering robotic + AI services. This allows us to fully embrace the new technologies, models, and solutions brought by AI development and empower RaaS and our existing business with AI, especially AI sales solutions in helping retail and tourism clients on sales, promotions and operations.

●	Consolidate our existing business footprint in Asia Pacific area, especially by deepening current partnerships. In 2022 and 2023, we have expanded our AI & Robotics business to Malaysia, Singapore, Thailand, Hong Kong, Macau, China and the United States and expanded our partnership to develop various AI & robotics solutions. As a part of our effort to launch AI assistant solutions, we started integrating certain language and AI services from Google Cloud in 2022 to extend robotics voice interaction capabilities, and established a strategic partnership with iAPP to enable us to upgrade GFAI devices on customers’ premises into intelligent voice service assistants in 2023. This upgrade includes services such as business consultations and voice promotions. Furthermore, we deployed the AI Hospitality solution for hotel check-in and check-out automation systems in Hong Kong and mainland China with Blue Pin. We also continue to strengthen the BookNMeet solution we co-launched with VRCN for shared space management in Hong Kong and Malaysia. In 2023, with the BookNMeet solution, we became the official technology partner for The Knights Award Season 2 and Major League Basketball in Malaysia. In late 2023, to further expand our business in the travel industry, we partnered with a major travel agency in China, Nice Tour, to roll out robot store assistants in Guangdong, China. These robot assistants provide services related to travel itinerary inquiries and utilizing our AIoT robot advertising features to promote activity recommendations. Our goal for 2024 is to leverage our existing solutions and expand partnerships across various industries and regions, and provide a series of AI solutions, especially AI sales solutions in retail and tourism industries, providing clients with product recommendations, travel solutions, and etc.

●

Consolidate our existing business in the China market. On March 22, 2022, we acquired 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI in the Greater Bay Area of China. The Greater Bay Area is one of the fastest-growing economic regions in China with both Shenzhen and Guangzhou ranking among the top 10 largest Chinese cities and among the 30 largest cities globally. Focused on the hospitality, healthcare, property management, and government sectors, Shenzhen GFAI and Guangzhou GFAI derive revenues from AI robotic services which automate repetitive tasks, making them less labor intensive.

In the fiscal year 2023, due to factors such as policy changes in the Chinese market and the contraction of business among small and medium-sized enterprises, Shenzhen GFAI and Guangzhou GFAI did not achieve their performance expectations as the functions of our existing robots’ inventory do not meet the current customers’ needs. Thus, we impaired our robots’ assets in China to reflect the declining demand on our existing products and the change in customers’ needs who are looking for more specific AI solutions for different business segment and industries. However, the Greater Bay Area remains one of the fastest-growing regions in China and the world for robot and AI technology development. During 2023, Shenzhen GFAI and Guangzhou GFAI realized the change in the market and began to test on adding in customized software and hardware solutions to our existing robots. We also started on the design on platform development, technical integration assessments, and solution outputs to support the businesses in other regions, we received positive feedbacks from existing and potential customers. In 2024, we plan to establish a research and development team in Shenzhen to leverage the advantages of software and hardware technology research and development in mainland China. This team is expected to play a key role in our AI & Robotic business

●	Continue to invest in and develop the robotics back-end technology such as the merge of our Intelligent Cloud Platform (ICP) and Cloud Technology Platform (CTP) to enhance and upgrade the features of, and applications for, the robots. On February 15, 2023, we acquired certain of Shenzhen Kewei’s robot-related business assets in China which included the selected robotic equipment assets and the CTP Platform. The functionalities of CTP and ICP are aligned in many aspects. Therefore, to reduce development and maintenance labor and costs, we are planning to merge the infrastructure of the two platforms.

We expect to use most of the net proceeds from our two CMPOs that closed in May 2023 to fund our planned capital expenditures in 2024 to achieve the above itemized growth strategies.

As of December 31, 2023, our cash and cash equivalents and restricted cash totaled approximately $22.0 million. (See Note “Cash, Cash Equivalents and Restricted Cash” in our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 on page F-31 for details on our cash position.) To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to raise funds from the capital market and to access commercial banking credit facilities as the need arises.

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

Property, Plant and Equipment

Majority of our property, plant and equipment are located in Thailand managed under GF Cash (CIT). We do not own any properties, GF Cash (CIT) leases all of its existing operating facilities. GF Cash (CIT)’s main facility is in Laksi, Bangkok where it leases a 12,244 sqm (40,171 square feet) facility that serves as its head office with all supporting functions. The Laksi facility is the major operating site and covers all GF Cash (CIT) services within the Bangkok area. This facility is currently utilized at full capacity. The Laksi facility has operated for more than 20 years and is located near the Don Muang Airport. GF Cash (CIT)’s major operating equipment such as vehicles and machinery are operated out of this facility. The current lease is for 3 years and the monthly lease payment is THB2,598,750 (approximately $76,000).

GF Cash (CIT) is planning to lease a new, additional facility (about one-half of the existing Laksi facility size) in the next 3-5 years, to split the existing Laksi site into two facilities to operate in parallel, to improve operational efficiency. This new planned site is also expected to be under a lease arrangement rather than purchased. Currently, the Laksi facility is located in the north part of Bangkok which, because of its distance to GF Cash (CIT)’s main service areas, requires extra traveling time between such service areas and the main operating site, thus creating extra labor cost and fuel consumption on a daily basis. The expected expenses for the new operating site are estimated to be approximately THB1.5 million to THB2.0 million (approximately $46,350 - $61,800) under a monthly rental/leasing contract. GF Cash (CIT) has not yet made any expenditures for the new facility.

GF Cash (CIT) has a total of 21 branches operated in Thailand under the Guardforce name as follows:

Main Branches		No. of Vehicles Associated with Branch	Estimated Size of Branch (sqm)	Monthly Rental Charge (THB)
1	Bangkok (HO & Main Location)	187	1,836.00	2,625,000
2	Chiang Mai	22	753.75	150,000
3	Phitsanuloke (BOT CCC)	20	805.6	140,000
4	Nakorn Ratchasima (Korat)	16	838.64	96,800
5	Khon Kaen (BOT CCC)	23	8,496.00	140,000
6	Ubon Ratchathani (BOT CCC)	14	805,6	29,360
7	Chon Buri	24	204.36	81,053
8	Rayong	16	142.40	71,925
9	Phuket	17	258.96	71,500
10	Hadyai (BOT CCC)	19	6,200.00	140,000
11	Surat Thani	17	208.31	63,158

	Normal Branches
12	Chiang Rai	10	288.00	14,400
13	Nakornsawan	7	65.62	19,105
14	Udon Thani	11	136.40	33,158
15	Surin	5	289.56	60,930
16	Sakon Nakorn	4	67.34	7,368
17	Chachoengsao	8	115.52	35,000
18	Saraburi	6	114.38	50,000
19	Ayutthaya	3	120.00	27,000
20	Nakorn Si Thammarat	6	69.40	6,842
21	Samui	5	249.75	37,895

Our main branches perform cash center activities authorized by the Bank of Thailand (BOT). Our normal branches do not provide any cash center operations. All branches (both main & normal) are under rental leases with annual renewals.

In 2021, Bank of Thailand (BOT) awarded GF Cash (CIT) as the authorized operator of Consolidated Cash Centre (CCC) in Khon Kean and in the City of Hadyai. The CCC in the City of Hadyai covers seven provinces in total. In 2022, Bank of Thailand (BOT) awarded GF Cash (CIT) as the authorized operator of CCC in Ubonratchathani and the city Phitsanulok. Together with the CCCs that were awarded in 2021, 2022 and 2023, GF Cash (CIT) are currently operating 4 out of 10 CCCs that Bank of Thailand has launched, covering 35 out of 76 provinces in Thailand.

The Bank of Thailand’s CCC has a plan to modernize and streamline the country’s cash management system for all commercial banks. Under their strategy, the BOT is consolidating its cash centers into a single centralized facility, this will reduce the number of physical locations where cash is stored and processed. BOT’s ultimate target is having all the commercial banks to stand down their processing centers and employ the services of BOT CCC, so that BOT can control all the cash handling costs as well as the banknotes distribution issues.

Based on our knowledge and understanding of BOT’s strategies, we have considered the future trend of the processing services, since we started our first bidding for the first announced BOT’s CCC in Khon Kean, as of the date of this report, we are currently running a total of 4 CCCs on behalf of BOT. It’s observed that some commercial banks in up-country provinces are now starting to use the services of BOT CCC and it’s expected more and more banks will use the services which can generate extra revenues for us.

In 2022, Government Savings bank (GSB) extended its contract with GF Cash (CIT) for 3 years. In January 2023, GF Cash (CIT) has also secured a 5-year contract with Don Muang Tollaway Public Company Limited and a 3-year contract with a renowned retail chain store for secured logistic and cash handling services. In September and October of 2023, GF Cash (CIT) secured a 2-year contract with an existing client and a 3-year contract with a renowned Japanese retailer for End-to-End cash management solution including GDM services.

All of our branches provide ATM replenishment, ATM First line & Second line maintenance services, cash-in-transit services and cash sorting, counting and storage services.

As of December 31, 2023, we managed a fleet of 461 vehicles in Thailand.

Vehicle Types	Number of Vehicles
Armoured Vehicle – Pickup	208
Armoured Vehicle – Van	178
Armoured Vehicle – Truck 6 Wheels (Hino 5 ton truck)	2
Maintenance soft skin vehicle – Pickup	41
Coin truck soft skin coin – Pickup	11
Security Patrol soft skin – Pickup	6
Admin vehicle	15
Total	461

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

Additionally, we have maintained directors, officers and company liability insurance (“D&O Insurance”) since September 28, 2021, our current D&O Insurance coverage was $2,000,000, which will expire on November 6, 2024.

Seasonality

Our results of operations are not subject to substantial seasonal fluctuations that could adversely affect our business. Demand for our services is relatively constant throughout the year. However, historical trends may not be predictive of future results given the potential for changes in business activities due, for example, to the COVID-19 pandemic. During the years 2022 and 2021, our business activities were impacted negatively as a result of companies adapting to the COVID-19 environment. Starting from the beginning of 2023, the governments of the countries in which we operate have lifted most of the social distancing measures and other restrictions that our business has gradually recovered during the year. Management believes that there will be improvements in our financial results in 2024.

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

Enterprise Income Tax and Individual Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2018. The Enterprise Income Tax Law and its relevant implementing rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign-invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

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

A. Operating Results

Introduction

The following discussion, which presents the results of Guardforce AI Co., Limited and its consolidated subsidiaries, should be read in conjunction with the accompanying consolidated financial statements and notes thereto for the years ended December 31, 2023, 2022 and 2021, along with the risk factors discussed in Part I, Item 3D, “Risk Factors,” and the cautionary statement regarding forward-looking information.

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

On February 4, 2021, we entered into a purchase and sale agreement to acquire a 51%, or majority, interest in Handshake in exchange for 1,091 restricted ordinary shares. This acquisition was completed on March 25, 2021. The restricted ordinary shares that we issued to the seller (“Consideration Shares”) were subject to a two-year lockup and certain share claw back provisions as follows (the Consideration Shares were subject to the clawback for the targets audited and under Hong Kong Financial Reporting Standards): (i) 50% of the Consideration Shares (i.e., 545 shares) were subject to the revenue target and net profit of the Company in the fiscal year of 2023 (HK$6,000,000 and HK$104,703); and (ii) the remaining 50% of the Consideration Shares (i.e., 546 shares) were subject to the revenue target and net profit of the Company in the fiscal year of 2024 (which will be determined by the end of year 2023). The difference between the targets above and the final respective revenue and net profit figures as reflected in the audited accounts would be the amount of Consideration Shares to be clawed back. Any amount of the Consideration would be proportionately adjusted in accordance with the effectuated reverse split or forward split. After careful consideration of future growth potential, current performance of the business sector and the global environment, we had completed separation with Handshake from Guardforce AI. The divestiture was completed on February 6, 2024.

Effective March 1, 2021, Mr. Jingxu Wu resigned from his position as a member of our board of directors. Mr. Feng Dai was appointed as a member of our board of directors, replacing Mr. Wu in this position.

On May 17, 2021, Terence Wing Khai Yap resigned as our Chief Financial Officer and, on the same date, Ms. Chung Chi Ng was appointed as our new Chief Financial Officer.

On September 28, 2021, the Company completed an initial public offering to issue 90,309 units, each unit consisting of one of our ordinary shares, par value $0.12 per share, and a warrant to purchase one ordinary share at $166 per unit for aggregate gross proceeds of approximately $15 million. Each ordinary share was sold together with one warrant to purchase one ordinary share. Each whole share exercisable pursuant to the warrants had an exercise price per share at $6.4, as adjusted pursuant to Section 3(b) of the Ordinary Share Purchase Warrant and the exercise price was further adjusted upon the warrant solicitation inducement in July 2022 (see below). The warrants were immediately exercisable and will expire on the fifth anniversary of the original issuance date.

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

On November 1, 2021, the Company entered into a Transfer Agreement (the “Singapore Agreement”) to acquire 100% of the equity interests in Guardforce AI Singapore Pte. Ltd. (“AI Singapore”), a company incorporated in Singapore. Pursuant to the Agreement, AI Singapore became a wholly owned subsidiary of the Company. AI Singapore was controlled by Mr. Tu before the acquisition was completed.

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

On January 20, 2022, the Company completed a private placement with several investors, wherein a total of 197,999 ordinary shares of the Company, par value $0.12 per share were issued at a purchase price of $7.2 per share, with each investor also receiving a warrant to purchase up to a number of ordinary Shares equal to 150% of the number of ordinary Shares purchased by such investor in the offering, at an exercise price of $7.2 per share, for a total purchase price of approximately $10.3 million.

On February 18, 2022, we announced that we have deployed more than 1,400 robots in the Asia Pacific area.

On February 28, 2022, we incorporated Robot Service Australia, a wholly owned subsidiary of our Company. Robot Service Australia was incorporated to help our company enter the Australia market. We did not have business operations in Australia but did performed market research in 2022. During the year ended December 31, 2022, no revenue was generated from GFAI Australia.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement with Shenzhen Kewei relating to the acquisition of Shenzhen GFAI and Guangzhou GFAI, this acquisition was completed on March 22, 2022, we issued 53,571 restricted ordinary shares to the vendors’ designated parties.

On March 13, 2022, we incorporated GFAI Robot Dubai. We sent a representative from our Company to Dubai to perform the initial setup and market research and development in 2022. GFAI Robot Dubai was incorporated to help our Company enter the Dubai market. During the year ended December 31, 2022, no revenue was generated from GFAI Robot Dubai.

On March 21, 2022, the Company signed a non-binding letter of intent (the “LOI”) with Shenzhen Kewei and Shenzhen Yeantec (together, the “Kewei Group”) to purchase up to 36 of the Kewei Group’s subsidiaries located in China. Under the LOI, in the first of two phases, we would acquire eight of the Kewei Group companies. The second phase provided us with the right of first refusal to purchase the remaining 28 companies within a period of 24 months from the date of the signing of the LOI. This LOI was terminated on September 13, 2022.

On April 6, 2022, we and certain investors entered into a securities purchase agreement (the “April 2022 SPA”), pursuant to which we agreed to sell to such investors an aggregate of 218,484 ordinary shares in a registered direct offering (the “Registered Direct Offering”). As a result of the Registered Direct Offering, the exercise price of the Company’s Private Warrants was adjusted to $46 pursuant to the antidilution provisions of s warrants. During the fiscal year 2022, 8,195,641 warrants were exercised. Since January 1, 2023, to the date of this report, 6,007,942 warrants were exercised.

On May 24, 2022, we entered into a Sale and Purchase Agreement (the “Yeantec Agreement”) with Shenzhen Yeantec acquire 100% of the equity interests in Beijing Wanjia from Shenzhen Yeantec. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On June 16, 2022, the Company issued 94,500 restricted Ordinary Shares to the sellers’ designated parties.

On June 16, 2022, a total of 243,000 shares were issued as a deposit to acquire 100% of the equity interests in the remaining seven Kewei Group companies out of the eight phase one companies. On September 13, 2022, we signed a termination agreement with the shareholders of seven Kewei Group companies to terminate such acquisition. The shares issued would be cancelled. On February 13, 2023, 243,000 restricted ordinary shares amounting to $4,860,000 were returned to us.

On July 12, 2022, we entered into warrant solicitation inducement letters (the “Inducement Letters”) with several accredited investors that are existing holders (collectively, the “Exercising Holders”) of its Private Warrants wherein the investors agreed to exercise 139,547 outstanding Private Warrants (the “Existing Warrants”) to purchase an aggregate of 139,547 Ordinary Shares for cash, at an exercise price reduced by the Company from $46 per share to $9.52 per share (the “Warrant Exercise”). In consideration for the immediate exercise of the Existing Warrants for cash, the Company would issue one-half (1/2) of an Ordinary Share (the “Share Consideration”) for each Warrant Exercise. As a result, the Exercising Holders would receive approximately 69,773 Ordinary Shares as Share Consideration. We expected to receive aggregate net proceeds of approximately $1.23 million from the exercise of the Existing Warrants by the Exercising Holders, after deducting fees and expenses. As a result of the Warrant Exercise, the exercise price of the Company’s Public Warrants was being adjusted to $6.40 to purchase 1 share and the exercise price of the Company’s Private Warrants was being adjusted to $9.52 to purchase 1 share, which was the floor price of the Private Warrants, pursuant to the antidilution provisions of both warrants. The Company would send notices to warrant holders regarding the adjustment of exercise price on July 13, 2022. In addition, in connection with the transactions contemplated by the Inducement Letters, we obtained waivers and amendments from the requisite investors under the January 2022 SPA and the April 2022 SPA to eliminate the prohibition on variable rate transactions set forth in such agreements. EF Hutton, division of Benchmark Investments, LLC acted as warrant inducement agent and financial advisor in connection with the transaction.

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

On September 19, 2022, we announced that we were awarded a 5-year contract by the Bank of Thailand to manage its Consolidated Cash Centers (CCCs) in the city of Ubonratchathani and the city Phitsanulok in Thailand.

On September 23, 2022, we announced our partnership agreement with Riversoft Inc., a Peakwork Company that specializes in travel management software, to co-develop and co-launch contactless travel services with our GFAI’s Concierge robots.

On October 25, 2022, we entered into a securities purchase agreement (the “Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured convertible promissory note on October 25, 2022 in the original principal amount of $1,707,500.00 (the “Note”), convertible into Ordinary Shares, par value then being $0.12 per share, of the Company (the “Ordinary Shares”). The Note bore simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note would become due and payable on the maturity date (the “Maturity Date”), which was twelve months after the purchase price of the Note is delivered by Investor to the Company. The Company could pay all or any portion of the amount owed earlier than it was due; provided that in the event the Company elected to prepay all or any portion of the outstanding balance, the Company would pay to the Investor 120% of the portion of the outstanding balance the Company elects to prepay. Early payments of less than all principal, fees and interest outstanding will not, unless agreed to by Investor in writing, relieve the Company of the Company’s remaining obligations hereunder. Under the Agreement, while the Note was outstanding, the Company agreed to keep adequate public information available and maintain its Ordinary Shares listed on Nasdaq. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note). The Note and the Agreement triggered the participation rights of the Company’s private warrants holders (the “Holders”), pursuant to that Securities Purchase Agreement dated January 18, 2022 (the “PIPE Purchase Agreement”), in which the Company issued to the Holders Ordinary Shares, and Ordinary Share purchase warrants. According to the PIPE Purchase Agreement, each Holder has the right to participate up to an amount equal to 35% of the Subsequent Financing (as defined in the PIPE Purchase Agreement) in the aggregate on the same terms, conditions and price provided for in the Subsequent Financing. The Company provided notice to the Holders regarding the Holders’ participation rights on October 24, 2022. None of the Holders elected to participate within the prescribed time frame. In addition, as a result of the Company entering into the Agreement and issuing the Note, the exercise price of the Company’s private warrants was being adjusted to $7.20 per share, which was the floor price of the Note, pursuant to the antidilution provisions of the private warrants. The Company sent notices to the private warrant holders regarding the adjustment of exercise price on October 26, 2022.

On November 22, 2022, we announced the formal launch of the “AIoT” Robot Advertising model, and the mobile application, GFAI AD, on the Apple App Store in Asia. The initial launch of the app was commencing with robots in Macau.

On December 19, 2022, our former Chief Technology Officer (“CTO”), Mingchang Liu, resigned from his position as CTO of the Company. Mr. Liu’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On December 21, 2022, we entered into an asset purchase agreement (the “Agreement”) with Shenzhen Kewei, to purchase certain of Kewei’s robot-related business assets in China. Under the terms of the Agreement, the Company would acquire, and Shenzhen Kewei will transfer to the Company, select robotic equipment assets, Shenzhen Kewei’s client base, sales pipeline and related sales channels and staff, as well as provide the Company with rights to the permanent use of its patents. The purchase price for these assets is 2.1 million US dollars, which had been fully paid in the form of 262,500 restricted ordinary shares of the Company based on a price of $8.00 per share. The acquisition was closed on February 15, 2023.

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

On February 23, 2023, we announced that we signed an Artificial Intelligence of Things (AIoT) Robot Advertising contract with a local government office in Macau to promote shows, exhibitions and forums on approximately 165 robots for a total period of 20 weeks.

On March 22, 2023, our wholly owned subsidiary GFAI Vietnam was de-registered.

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

On May 5, 2023, we completed a confidentially marketed public offering pursuant to a “shelf” registration statement on Form-3 (file No. 333-261881). We issued 1,720,430 ordinary shares, par value $0.12 per share at a public offering price of $4.65 per share. The underwriters, EF Hutton, division of Benchmark Investments, LLC, exercised their over-allotment option in full for an additional 258,064 ordinary shares at the time of the closing. As a result, the aggregate gross proceeds of the Offering, including the over-allotment, were approximately $9.2 million, prior to deducting underwriting discounts and other Offering expenses. In connection with the CMPO, the exercise price of the Company’s public and private warrants had been adjusted to $4.65, pursuant to the anti-dilution provisions of both types of warrants. We sent notices to the warrant holders regarding this adjustment in exercise price on May 5, 2023.

On May 15, 2023, we completed the second CMPO pursuant to a “shelf” registration statement on Form-3 (file No. 333-261881). We issued 2,580,600 ordinary shares, par value $0.12 per share at a public offering price of $4.65 per share. The underwriters, EF Hutton, division of Benchmark Investments, LLC, exercised their over-allotment option in full for an additional 387,090 ordinary shares at the time of the closing. As a result, the aggregate gross proceeds of the Offering, including the over-allotment, were approximately $13.8 million, prior to deducting underwriting discounts and other Offering expenses.

On July 20, 2023, we announced the partnership with Concorde Security Pte Ltd, a leading security provider in Singapore, to co-launch a new robotic security solution in Singapore.

On August 31, 2023, we entered into Amendment No.2 to the independent director agreements with each of John Fletcher, David Ian Viccars and Donald Duane Pangburn (collectively, the “Independent Director Agreement Amendments”). Effective as of September 1, 2023, the Independent Director Agreement Amendments increased each of Mr. Fletcher’s, Mr. Viccars’, and Mr. Pangburn’s annual equity compensation from 250 restricted ordinary shares to 20,000 restricted ordinary shares of the Company. On March 6, 2024, we issued an aggregate number of 60,000 restricted ordinary shares to the three independent directors as annual equity compensation in connection with their 2023 services and another aggregate number of 60,000 restricted ordinary shares as annual equity compensation in connection with their 2024 services to be performed.

On August 31, 2023, we entered into Amendment No.1 to the consulting agreements with each of Lei Wang, the Company’s Chief Executive Officer and Chair of the Board, and Jia Lin, the Company’s President (collectively, the “Consulting Agreement Amendments”). The Consulting Agreement Amendments increase Ms. Wang’s annual base salary from $390,000 to $650,000 per year and Mr. Lin’s annual base salary from $140,000 to $180,000, effective as of September 1, 2023.

On September 12, 2023, we announced that we secured a 2-year contract with a preexisting client, offering end-to-end cash management solutions in this contract in Bangkok, Thailand.

On September 25, 2023, our wholly owned subsidiary Robot Service Australia was de-registered.

On September 28, 2023, WK Venture agreed to convert the outstanding principal and accrued interest of this loan at the conversion price of $5.40 into restricted ordinary shares of the Company. On October 2, 2023, the Company issued 2,947,150 restricted ordinary shares to fully settle this loan.

On October 17, 2023, we announced that we secured a three-year contract with a leading Japanese retailer in Thailand, offering end-to-end cash management solutions.

On October 25, 2023, the Company paid $554,238 to fully settle the remaining Note balance with Streeterville Capital, LLC.

On November 22, 2023, our wholly owned subsidiary Robot Jian was de-registered.

On December 7, 2023, GFAI Technology was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004. GFAI Technology is a 100% owned subsidiary of our Company.

On January 8, 2024, GFAI Technology (Hong Kong) was incorporated in Hong Kong. GFAI Technology (Hong Kong) is a 100% owned subsidiary of GFAI Technology.

On January 17, 2024, we appointed Yuting (Catherine) Zuo as Chief Financial Officer, effective immediately. Yuheng (Brian) Ma resigned from the company on the same day, and Mr. Ma’s resignation was not the result of any disagreements with the Company.

On February 6, 2024, the Company deregistered GFAI Robot Service (UK) Limited (“AI UK”). AI UK was incorporated in the United Kingdom on April 29, 2022. AI UK commenced robotic AI solution business of selling and leasing robots. AI UK is a 100% owned subsidiary of AI Robot Service.

On February 6, 2024, we completed the divestiture with Handshake. On February 6, 2024, we sold 510 ordinary shares of Handshake, representing 51% of the issued and outstanding share capital of Handshake, in exchange for the cancellation of 1,091 ordinary shares of Guardforce AI. On March 4, 2024, 1,091 ordinary shares of Guardforce AI were cancelled. The divestiture with Handshake does not have any materially effects on the company’s liquidity, financial condition or results of operations (including net income) through the separation date. Please refer to Discontinued Operations section under “Item 4B. Business Overview” for additional information on Handshake divestiture.

Overview

We were founded in 2018 with the purpose to acquire our operating subsidiary GF Cash (CIT) and develop complementary technology related solutions and services.

In 2020, we established our Robotics Solution business with a goal of diversifying our revenue base, proven to be well timed as the global COVID-19 pandemic soon followed. In 2022, as we deployed more robotics and dug deeper into customer needs, we started our expansions and working with various partners to expand the functionalities of the robots. We also started integrating certain AI and language services Google Cloud provides to enhance the language and interaction capability of the robotics and explore more AI features to be integrated into robotics. In 2023, we continued to incorporate AI, especially Generative AI into our robots. We also continued to enhance our service model by combining robots, ICP/CTP platforms and AI, aiming to bring greater value to our customers. By the end of 2023, we formed three types of AI solutions based on our partnerships, our platform foundations and developments, transitioning our business sector into an AI & Robotic solution section.

On March 25, 2021, we closed the acquisition of 51% of the equity interests in Handshake in Hong Kong as part of our strategy to enter into the Information Security business. After careful consideration of future growth potential, current performance of the business sector and the global environment, we have completed separation with Handshake from Guardforce AI. The divestiture was completed on February 6, 2024.

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

Our businesses are categorized into four main units:

[i]	Secured Logistics Business;

[ii]	AI & Robotics Service Business;

[iii]	Information Security Business; and

[iv]	General Security Solutions.

Guardforce Cash Solutions Security (Thailand) Company Limited, or GF Cash (CIT), is the only subsidiary providing secured logistics services with operations in Thailand. Secured logistics business is our largest business segment which provides cash solutions (i.e., efficient cash management) and cash handling services to customers including cash transportation, cash processing and ATM services markets in Thailand. We attribute our success to our focus on quality service, customer retention, and a disciplined approach to growth. We believe our business is a premium provider of services in the markets that we serve. Our robotic AI solutions service, information security service and general security solutions service are reported as separate segments.

We have grown consistently over the past several years due to our ability to attract and retain customers by providing quality services while operating as efficiently as possible. Our revenue increased by 7.5% during the year ended December 31, 2023, due to the impact from COVID-19 has been reduced as the countries we operate in have gradually lifted related restrictions. Revenues are fairly predictable because most of our service revenues are derived from GF Cash (CIT) that we usually sign three-year contracts that generally include recurring one-year renewal clauses with our customers. During the years ended December 31, 2023, 2022 and 2021, recurring revenues for GF Cash (CIT), our main operating subsidiary have been approximately 88.0%, 89.6% and 97.6% of our total revenues. Our primary customers are banks within our secured logistic business unit, which comprise approximately 61.5%, 65.5% and 64.0% of our secured logistic revenue for the year ended December 31, 2023, 2022 and 2021, respectively.

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

Our Employees

We rely heavily on our employees to provide quality service. Majority of our employees are managed under GF Cash (CIT), our Cash-in-transit services are rendered mainly through our operation team based in 21 different branches to customers in Thailand. As of December 31, 2023, GF Cash (CIT) and Guardforce were comprised of a total 1,727 employees. As of December 31, 2023, we have 1,550 employees in our operations teams. We intend to increase our customer satisfaction by retaining our employees and training them on a regular basis. We also depend to a large extent on our employees to maintain a consistent standard of service and brand image. As we are operating in a labor-intensive industry, changes in labor costs will significantly affect our results of operations. We typically maintain good relationships with our employees and are able to control labor costs through maintaining a low employee turnover ratio and negotiating reasonable annual salary increments with our employees. Employee dissatisfaction and increases in our labor costs could negatively affect our results of operations and gross profit margins to the extent that we are unable to retain customers and pass added labor costs on to customers. The GF Cash (CIT) workforce is unionized. Management representatives conduct monthly meetings with union representatives to keep close communication and maintain a good relationship between the parties. Also, an officer of the GF Cash (CIT) Department of Labor Protection and Welfare of the Thailand government participates in union meetings along with management to ensure proper communications are in place among the parties. Internal legal counsel and our Human Resources manager together ensure that all employee benefits are provided as required and that Thai labor laws and regulations are complied with fully.

Competition

The CIT is competitive. We compete with a number of national, regional, and local providers of cash security services. We compete principally on the basis of brand image, service quality, price and size, and coverage of service network. We may need to reduce our prices, enhance our service and marketing activities in order to remain competitive. In the robotics and AI sector, the majority of our competitors are Chinese and Japanese robotics manufacturers. At present, there is no clear market leader in the robotics section. Although with the increasing popularity of Generative AI, there will be more and more competitions rushing into this sector. However, our strength is still strong: we compete by our existing customer base, our established cloud capability and ongoing AI integration upgrade capabilities, as well as our partnerships in various industries.

Business Segment Information

We operate in four business segments.

Our business segments are reported for which a majority of our revenue is earned from sales to external customers and for which:

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

Segment information is consistent with how our management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

We report financial and operating information in the following four business segments:

(i)	Secured logistics;

(ii)	Robotics AI solutions;

(iii)	General security solutions; and

(iv)	Corporate and others

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

	For the years ended December 31,
	2023		2022		2021
	$	% of Revenue	$	% of Revenue	$	% of Revenue

Continuing operations:
Revenue	36,280,502	100.0%	33,965,648	100.0%	34,668,872	100.0%
Cost of sales	(30,889,226)	(85.1)%	(30,196,382)	(88.9)%	(31,056,994)	(89.6)%
Gross profit	5,391,276	14.9%	3,769,266	11.1%	3,611,878	10.4%
Provision for expected credit loss on trade receivables and other receivables	(899,433)	(2.5)%	-	-%	-	-%
Allowance for doubtful debts on a related party receivable	(5,637,527)	(15.5)%	-	-%	-	-%
Impairment on goodwill	(2,267,583)	(6.3)%	-	-%	-	-%
Impairment on intangible assets	(3,713,551)	(10.2)%	-	-%	-	-%
Provision for and write off of withholding tax receivables	(683,344)	(1.9)%	(448,243)	(1.3)%	(190,038)	(0.5)%
Provision for obsolete inventory	(3,797,552)	(10.5)%	(942,882)	(2.8)%	-	-%
Impairment loss on fixed assets	(3,682,789)	(10.2)%	(4,408,037)	(13.0)%	-	-%
Stock-based compensation expense	(1,101,800)	(3.0)%	(252,095)	(0.7)%	-	-%
Selling, distribution and administrative expenses	(12,910,475)	(35.6)%	(14,544,248)	(42.8)%	(7,174,290)	(20.7)%
Operating loss	(29,302,778)	(80.8)%	(16,826,239)	(49.5)%	(3,752,450)	(10.8)%
Other income, net	461,926	1.3%	87,616	0.3%	292,732	0.8%
Foreign exchange gains (losses) gains, net	305,026	0.8%	(590,965)	(1.8)%	(1,819,661)	(5.3)%
Finance costs	(653,374)	(1.8)%	(1,141,830)	(3.4)%	(984,843)	(2.8)%
Loss before income tax from continuing operations	(29,189,200)	(80.5)%	(18,471,418)	(54.4)%	(6,264,222)	(18.1)%
Provision for income tax (expense) benefit	(434,320)	(1.2)%	(132,208)	(0.4)%	732,868	2.1%
Net loss for the year from continuing operations	(29,623,520)	(81.7)%	(18,603,626)	(54.8)%	(5,531,354)	(16.0)%

Discontinued operations:
Net profit (loss) for the year from discontinued operations	34,138		(62,432)		39,700
Net loss for the year	(29,589,382)		(18,666,058)		(5,491,654)
Net loss attributable to:
Equity holders of the Company	(29,571,661)		(18,564,794)		(5,481,927)
Non-controlling interests	(17,721)		(101,264)		(9,727)
	(29,589,382)		(18,666,058)		(5,491,654)

Comparison of Years Ended December 31, 2023 and 2022

Revenue.

For the year ended December 31, 2023, our revenue was $36,280,502, an increase of $2,314,854, or 6.8%, compared to $33,965,648 for the year ended December 31, 2022. This increase was mainly driven by the following factors:

(i)	The continuing increase from our Cash-In-Transit business with our retail customers due to the increased frequency of services in the retail sector after Thailand began easing its strict Covid pandemic control and lockdown measures in 2023. However, this positive impact on revenue was offset by a decrease in our Cash-In-Transit and ATM business with our bank customers due to decreased use of cash, resulting in a reduction in need for cash in the marketplace, and a decline in the need for physical bank branches and ATM services.

(ii)	We experienced continued increase in the demand for our Guarcforce Digital Machine or GDM products. For the year ended December 31, 2023, the revenue contribution from our GDM product increased by $1,023,328, or 57.8%.

(iii)	We acquired Beijing Wanjia Security System Co., Ltd. on June 22, 2022, to provide general security solutions service to customers in China. The revenue contribution from this subsidiary increased by $1,844,879, or 103.3%. For the years ended December 31, 2023 and 2022, revenue derived from Beijing Wanjia Security System Co., Ltd., our general security solutions segment was $3,630,668 and $1,785,789, respectively.

(iv)	Our robotics AI solutions revenue decreased due to the decline in demand on certain models of our robots promoted for temperature reading and social distancing during the Covid-19 period. Revenue decreased by $514,952, or 40.5%, compared to the fiscal year 2022. Beginning year 2024, we will evolve our robots with changing consumer preferences to provide more advanced AI solutions by investing in the R&D projects.

Cost of sales and gross profit.

Cost of sales:

Cost of sales consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2023, our cost of sales was $30,889,227, an increase of $692,845, or 2.3%, compared to $30,196,382 for the year ended December 31, 2022. Cost of sales as a percentage of our revenues decreased from 88.9% for the year ended December 31, 2022, to 85.1% for the year ended December 31, 2023. The improved cost of revenue ratio was mainly due to the effective manpower streamline project which had significantly reduced our direct labor cost. Despite fuel price, labor cost and other overhead costs continue to rise due to inflation, we continue our effective cost controls and savings measures to control our direct labor and overhead cost.

Gross profit:

As a percentage of revenue, our gross profit margin increased from 11.1% for the year ended December 31, 2022 to 14.9% for the year ended December 31, 2023, primarily due to the cost control and we have a higher profit margin from our robotics AI solution business.

Provision for expected credit loss on trade and other receivables.

During the year ended December 31, 2023, we made a provision for expected credit loss on trade and other receivables amounting to $899,433. During the COVID-19 pandemic, we temporarily provided flexible credit terms to certain customers to foster long-term business relationships, however, some of our customers are still facing financial hardship since the end of the COVID-19 pandemic, leading to their inability to repay our outstanding receivables. As of December 31, 2023, we estimated the potential credit losses through a comprehensive assessment of credit risk, probability of default and scenario analysis and recorded a provision to reflect the true value of our receivables on the financial statements.

Allowance for doubtful debts on a related party receivable.

During the year ended December 31, 2023, we made an allowance for doubtful debts of $5,637,527 on the amount due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited (“CIOT”), a related party. This allowance represents a provision for potential losses associated with the related party receivable after considering the creditworthiness of the related party and the associated risk factors such as CIOT’s financial condition, historical collection experience and other relevant factors that could impact collectability. We will undertake recovery efforts to minimize the actual losses associated with the related party receivable, including renegotiating payment terms, pursuing legal actions or exploring alternative resolution strategies.

Impairment on goodwill.

During the year ended December 31, 2023, we recognized a full impairment losses on Handshake Networking Limited, Shenzhen GFAI Robot Technology Co., Limited and Guangzhou GFAI Technology Co., Limited in an aggregate amount of $2,267,583. During fiscal year 2023, we identified indicators of potential impairment including declining sales trends, increased competition, and changes in the operating environment, thus we performed impairment testing and the amount of the impairment losses recognized reflects the excess of the carrying value of goodwill over its estimated recoverable amount.

These impairment losses recognized during the year ended December 31, 2023, is a measure to reflect the underperformance and challenges of our acquired business.

Impairment on intangible assets.

During the year ended December 31, 2023, we recognized a full impairment loss on intangible assets derived from the business acquisition of Shenzhen GFAI Robot Technology Co., Limited and Guangzhou GFAI Technology Co., Limited in an aggregate amount of $728,057. In addition, we provided impairment loss on our intelligent cloud platforms, namely ICP and CTP in an aggregate amount of $2,985,494. During the fiscal year 2023, all robots-related right-of-use platform and customer base were fully impaired due to declining sales trends, increased competition, and changes in the operating environment and the intelligent cloud platforms were partially impaired. We recognized impairment losses on these intangible assets to reflect the change in our business strategy in 2024 and the facts that these intangible assets cannot create values for our future operations that will be focusing on providing AI solutions.

Provision for and write off of withholding tax receivable.

During the years ended December 31, 2023, and 2022, we recorded a provision for and write-off of our withholding tax receivable of $683,344 and $448,243, respectively. At the end of each reporting period, the Company evaluate the collectability of the withholding tax receivable balance to write-off any difference between the receivable recorded and the amount of refund actually received from the Thai Revenue Department and to estimate and record the provision for withholding tax receivable based on the amount historically refunded and written off.

Provision for obsolete inventory.

During the year ended December 31, 2023, we made a provision for our robots’ inventory amounting to $3,797,552. This provision represents a full provision on the cost of all robots’ inventory. Based on our analysis of historical sales trends, current market conditions, existing sales pipeline, and the age and condition of our inventory, we decided to change of business strategy to evolve our robots with changing consumer preferences to provide more advanced AI solutions in 2024 that without the significant input of R&D cost, our existing robots are unable to create values and will not be sold out due to the significant decline in customer demand and market value. This led to the recognition of a full provision for inventory was needed.

Impairment loss on fixed assets.

During the year ended December 31, 2023, we recognized a full impairment loss of $3,682,789 on the cost of all of our fixed assets related to our robots. This impairment loss was primarily driven by our free trial business model that shows an inadequate estimated future cash flow associated with these assets due to the decline in customer demand. We will change our business strategy in 2024 that our values will be derived from the provision of AI solutions instead of from the deployment of the existing robots.

Stock-based compensation expense.

Our employees are an invaluable assets, and we recognize the importance of fostering a sense of ownership and loyalty among our workforce. Our management aims to enhance employee retention and motivation by issuing our restricted shares as a reward for past service.

On August 31, 2023, we granted a total of 60,000 restricted ordinary shares to our independent directors for their service performed in 2023 under our 2022 Equity Incentive Plan. This stock-based compensation expense related to the shares to be issued to our independent directors was amounting to $271,800. In addition, during the year ended December 31, 2023, our management decided to grant restricted shares to officers and certain employees based on their performance in 2023 under our Company’s 2022 Equity Incentive Plan. The Board of Directors approved the number of restricted shares to be granted to each individual on March 14, 2024. Provision for the stock-based compensation expense related to the shares to be issued to our officers and certain employees was amounting to $830,000.

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

For the year ended December 31, 2023, our total selling, distribution, and administrative expenses were $12,910,475, a decrease of $1,633,773 or 11.2%, compared to $14,544,248 for the year ended December 31, 2022. Our three most significant selling, distribution and administrative (“SGA”) expenses for the year ended December 31, 2023, were (1) staff expense of $6,392,020, representing 49.5% of our total SGA expenses, (2) depreciation and amortization expense of $2,439,986, representing 18.9% of our total SGA expenses and (3) professional fees of $1,434,367, representing 11.1% of our total SGA expenses. The decrease was mainly driven by the significant decrease in staff expenses and professional fees due to the following reasons:

(1)	Our staff expense mainly represent wages, overtime expense and welfare and benefits expense to our sales and administrative employees. A decrease of $361,717, or 5.4% compared to $6,753,737 for the year ended December 31, 2022 was mainly due to (i) the reduction of the sales headcount as a result of the closure of the sales offices including Vietnam, Australia and certain cities in China in fiscal year 2023 and (ii) the reduction of the administrative staff headcount and overtime expense by streamlining certain administrative process.

(2)	Our professional fees mainly represent (i) the corporate legal fees in connection with the acquisition of the assets from Shenzhen Kewei Robot Technology Co., Limited, (ii) the legal fees for the two underwritten public offerings (“CMPOs”) completed in May 2023; (iii) legal fees for the legal advice related to SEC compliance matters and (iv) the annual audit fees, interim review fees and audit-related fees. A decrease of $651,912 or 31.2% compared to $2,086,279 for the year ended December 31, 2022, was mainly due to the corporate legal fees and due diligence cost for the three business acquisitions in China in fiscal year 2022 and the Company did not have such expenses in 2023.

Overall, we have successfully reduced our operating expenses which resulted from our successful cost reduction strategies including streamlining processes and allocating resources effectively to optimize our operational efficiency. Although we maintain our cost reduction measures, we expect our administrative expenses will increase over time as we continue to expand our business. Our selling expenses are expected to increase as we continue to expand our business and promote our Guardforce brand. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Other income.

Other income is comprised mainly of miscellaneous income, interest income and gain (loss) from disposal of fixed assets.

For the year ended December 31, 2023, other income was $461,926, an increase of $374,310 or 427.2%, as compared to $87,616 for the year ended December 31, 2022. The increase was mainly due to the interest income of $327,559 derived from the short-term fixed deposits with banks in Hong Kong.

Finance costs.

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings, third party borrowing and related party borrowings utilized for working capital purposes.

For the year ended December 31, 2023, finance costs were $653,374, a decrease of $488,456 or 42.8%, as compared to $1,143,830 for the year ended December 31, 2022. The decrease was mainly due to the settlement of a convertible note payable with principal of approximately $1.7 million and a third party borrowing with principal of approximately $13.5 million in 2023.

Provision for income tax (expense) benefit.

For the year ended December 31, 2023, our income tax expense was $434,320, an increase of $302,112, or 228.5%, as compared to income tax expense of $132,208 for the year ended December 31, 2022. During the year ended December 31, 2023, we recognized an income tax expense related to the valuation allowance on our deferred tax assets arising from our secured logistics business. Due to the historical losses and economic conditions, management has determined to establish an allowance on the deferred tax assets after assessing the probability of realizing the benefits of the deferred tax assets in future periods.

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

Net loss from continuing operations

For the year ended December 31, 2023, our net loss from continuing operations was $29,623,520, an increase in net loss of $11,019,894, as compared to a net loss from continuing operations of $18,603,626 for the year ended December 31, 2022. This was mainly due to provisions and impairments made during the fiscal year 2023.

Although we incurred a significant net loss for the year ended December 31, 2023, we expect to see a positive trend in our future results.

Net loss from discontinued operations

We acquired a majority stake in Handshake on March 25, 2021, and began generating our Information Security revenues. However, Handshake’s synergy with our other business sectors is limited, so after considering various factors, we completed the separation with Handshake on February 6, 2024.

For the years ended December 31, 2023, and 2022, revenue derived from our discontinued operations was $795,733 (2.2%) and $512,300 (1.5%) of our total revenue, respectively. The net profit (loss) for the years 2023 and 2022 was $34,138 and $(62,432), respectively. The divestiture with Handshake did not materially affect our liquidity, financial condition, or results of operations through the separation date.

Net loss attributable to non-controlling Interests

For the years ended December 31, 2023 and 2022, net loss attributable to non-controlling interests were $17,721 and $101,264 respectively.

Net loss attributable to equity holders of the Company

For the years ended December 31, 2023 and 2022, our net loss attributable to equity holders of the Company were $29,571,661 and $18,564,794, respectively.

Comparison of Years Ended December 31, 2022 and 2021

Revenue.

For the year ended December 31, 2022, our revenue was $33,965,648, a decrease of $703,224, or 2.0%, compared to $34,668,872 for the year ended December 31, 2021. We operate our major business in Thailand, where schools, bars and massage parlours have been closed, and alcohol sales have been banned in restaurants in a bid to curb the pandemic until mid 2022. The continuous spread of COVID-19 in 2022 led to the decrease in our revenue in 2022. The frequency of services delivered for our CIT and ATM management services business was affected as certain customers’ facilities were closed to curtail the spread of the coronavirus and the length of closures was longer as compared to the fiscal year 2021. Although there was a drop in revenue for CIT related business, CP All Public Company, the largest business retailer in Thailand, became one of our top four customers. We benefited from an increase and stronger demand for our GDM products and Robotics AI Solutions business by our customers. For the year ended December 31, 2022, the revenue contribution from our Guardforce Digital Machine, or GDM product has experienced continuous increase in the past years and it increased by $126,769 or 7.7%, which represents approximately 5.2% of our total revenue as compared to 4.8% for the year ended December 31, 2021. For the year ended December 31, 2022, the revenue contribution from our Robotics AI Solutions increased by $903,577 or 245.1%, which represents approximately 3.7% of our total revenue as compared to 1.0% for the year ended December 31, 2021. In addition, we acquired Handshake on March 25, 2021, which contributed $512,300 or 1.5% to our consolidated revenue for the year ended December 31, 2022. In addition, we began operating in China in March 2022 by acquiring Shenzhen GFAI and Guangzhou GFAI, two subsidiaries operating in robotics business and in June by acquiring Beijing Wanjia, a subsidiary operating in general security solutions business. China has become our second largest geographic operation. However, our robotics business in China has been significantly impacted by the Chinese government’s “Zero-Covid” policy until the fourth quarter of 2022 when the Chinese government lifted such policy. Revenue contributed by Shenzhen GFAI and Guangzhou GFAI to our consolidated revenue for the year ended December 31, 2022, was $661,839. Revenue contributed by Beijing Wanjia to our consolidated revenue for the year ended December 31, 2022, was $1,785,789.

Cost of sales and gross profit.

Cost of sales:

Cost of sales consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2022, our cost of sales was $30,196,382, a decrease of $860,612, or 2.8%, compared to $31,056,994 for the year ended December 31, 2021. Cost of sales as a percentage of our revenues decreased slightly from 89.6% for the year ended December 31, 2021, to 88.9% for the year ended December 31, 2022. This decrease was in line with the decrease in revenue. Despite fuel price, labor cost and other overhead costs continue to rise due to inflation, we continue our effective cost controls and savings measures to control our direct labor and overhead cost.

Gross profit:

As a percentage of revenue, our gross profit slightly increased from 10.4% for the year ended December 31, 2021 to 11.1% for the year ended December 31, 2022 primarily due to cost controls.

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

Stock-based compensation expense.

On January 25, 2022, we granted and issued 6,500 restricted shares to certain employees under our 2022 Equity Incentive Plan. This stock-based compensation expense was amounting to $238,914. In addition, during the year ended December 31, 2022, we issued 500 ordinary shares to the vendor as compensation for providing investors relations services. This stock-based compensation expense was amounting to $13,181.

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

For the year ended December 31, 2022, our total selling, distribution and administrative expenses were $14,544,248, an increase of $7,369,958, or 102.7%, compared to $7,174,290 for the year ended December 31, 2021. The net increase was mainly due to:

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

For the year ended December 31, 2022, other income was $87,616, a decrease of $205,116 or 70.1%, as compared to $292,732 for the year ended December 31, 2021. The decrease was mainly due to a related party payable of $224,766 which was forgiven in May 2021, no such event incurred during the year ended December 31, 2022.

Finance costs.

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings, third party borrowing and related party borrowings utilized for working capital purposes.

For the year ended December 31, 2022, finance costs were $1,141,830, an increase of $156,987 or 15.9%, as compared to $984,843 for the year ended December 31, 2021. The increase was due to the cash placement agent fee of $207,000 and accrued interest expense $22,767 in connection with the convertible note we entered on October 25, 2022.

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

Net loss from continuing operations

For the year ended December 31, 2022, our net loss from continuing operations was $18,603,626, an increase in net loss of $13,072,272, as compared to a net loss from continuing operations of $5,531,354 for the year ended December 31, 2021. Our results for 2022 were negatively affected by inflationary cost pressures, the provision made on inventory, impairment loss recognized on fixed assets and the increase in selling, distribution and administrative expenses.

Although we incurred a significant net loss for the year ended December 31, 2022, we expect to see a positive trend in our future results.

Net loss from discontinued operations

We acquired a majority stake in Handshake on March 25, 2021, and began generating our Information Security revenues. However, Handshake’s synergy with our other business sectors is limited, so after considering various factors, we completed the separation with Handshake on February 6, 2024.

For the years ended December 31, 2022, and 2021, revenue derived from our discontinued operations was $795,733 million (2.2%) and $484,318 (1.5%) of our total revenue, respectively. The net loss (profit) for the years 2022 and 2021 was $(62,432) and $39,700, respectively. The divestiture with Handshake did not materially affect our liquidity, financial condition, or results of operations through the separation date.

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

Inflation

Our operating results for 2023 were negatively affected by the recent inflationary cost pressures. The higher fuel price, transportation costs, and higher wage rates impact the profitability of our business. We will develop operational strategies to mitigate the inflation which involve a combination of cost-cutting measures and adjustments to pricing.

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Critical Accounting Policies

IFRS 13 Fair value measurements states that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, trade and other receivables, amounts due from related parties, other current assets, trade payables, amounts due to related parties, accruals, other liabilities and convertible note payable. As of December 31, 2023 and 2022, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, prepayments and other current assets, trade payables, amounts due to related parties, accruals and other liabilities approximate their fair values due to the short-term maturity of these instruments.

IAS 38 Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

The cost of intangible assets is being amortized using straight-line amortization method based on the following estimated useful lives:.

Estimated useful life
Computer software	5 years
Intelligent Cloud Platform	10 years
Right-of-use Platform	10 years
Customer base	1 – 3 years
Technical know-how	8 – 10 years
Security Surveillance system	10 years

IFRS 15 Revenue from Contracts with Customers supersedes. IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services or goods to a customer. IFRS 15 requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with our customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

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

EBITDA represents net loss from continuing operations before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net (loss) income represents net (loss) income from continuing operations before (i) finance costs, foreign exchange (gains) losses, income tax expense (benefit) and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock based compensation expense, provision for expected credit loss on trade receivables and other receivables, allowance for doubtful debts on a related party receivable, impairment on goodwill, impairment on intangible assets, provision for and written off of withholding tax receivables, provision for obsolete inventory and impairment loss on fixed assets.

Non-IFRS (loss) earnings per share represents non-IFRS net (loss) income from continuing operations attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods.

Non-IFRS diluted earnings per share represents non-IFRS net income from continuing operations attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss from continuing operations to EBITDA and non-IFRS net (loss) income from continuing operations for the periods indicated:

	For the years ended December 31,
	2023	2022	2021
Net loss from continuing operations – IFRS	$(29,623,520)	$(18,603,626)	$(5,531,354)
Finance costs	653,374	1,141,830	984,843
Income tax expense (benefit)	434,320	132,208	(732,868)
Depreciation and amortization expense	5,243,240	5,981,407	5,032,642
EBITDA	(23,292,586)	(11,348,181)	(246,737)
Stock based compensation expense	1,101,800	252,095	-
Provision for expected credit loss on trade receivables and other receivables	899,433	-	-
Allowance for doubtful debts on a related party	5,637,527	-	-
Impairment on goodwill	2,267,583	-	-
Impairment on intangible assets	3,713,551	-	-
Write off of/ Provision for withholding tax receivables	683,344	448,243	190,038
Provision for obsolete inventories	3,797,552	942,882	-
Impairment loss on fixed assets	3,682,789	4,408,037	-
Foreign exchange gains (losses), net	(305,026)	590,965	1,819,661
Adjusted net (loss) income (Non-IFRS)	$(1,814,033)	$(4,705,959)	$1,762,962

Non-IFRS (loss) earnings per share
Basic and diluted (loss) profit for the year attributable to ordinary equity holders of the Company	$(0.28)	$(3.80)	$3.83

Weighted average number of shares used in computation:
Basic and diluted	6,531,918	1,239,852 *	460,719 *

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

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

As of December 31, 2023, 2022 and, 2021, we had cash and cash equivalents of approximately $22.0 million, $8.2 million and $15.9 million, respectively.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the years indicated.

	For the year ended December 31,
	2023	2022	2021
Net cash (outflows) inflows from operating activities	$(1,191,701)	$(19,190,237)	$979,164
Net cash outflows from investing activities	(2,125,545)	(9,405,629)	(5,224,439)
Net cash inflows from financing activities	17,122,925	20,937,985	10,653,312
Effect of exchange rate changes on cash	(62,928)	34,714	(684,136)
Net increase in cash and cash equivalents, and restricted cash	13,742,751	(7,623,167)	5,723,901
Cash and cash equivalents, and restricted cash at beginning of year	8,230,644	15,853,811	10,129,910
Cash and cash equivalents, and restricted cash at the end of the year	$21,973,395	$8,230,644	$15,853,811

Operating Activities

Net cash outflows from operating activities were $1,191,701 for the year ended December 31, 2023. The difference between our net loss of $(29,589,382) and net cash used in operating activities was mainly due to the adjustment of non-cash items (i) depreciation and amortization of $5,243,240 mainly comprised of depreciation of fixed assets, depreciation for right-of-use assets and amortization of intangible assets; (ii) interest expense of $653,460 for bank loans, third party loan and loans from related parties; (iii) provision for and write off of withholding tax receivables of $683,344 on the estimated uncollectible amounts of withholding taxes to be received; (iv) stock-based compensation of $1,101,800; (v) provision for obsolete inventories of $3,797,552; (vi) impairment loss on fixed assets of $3,682,789; (vii) impairment on intangible assets of $3,713,551; (viii) impairment on goodwill of $2,267,583; (ix) valuation allowance on deferred tax assets made on the portion that is more likely than not that it will not be realized of $434,315; (x) provision for expected credit loss on trade receivables and other receivables of $899,433; (xi) allowance for doubtful debts on a related party receivable of $5,637,527; (xii) loss from fixed assets disposal of $208,093; (xiii) the total cash provided by operating activities of $74,994, which was generally due to the decrease in inventories that robots’ inventory was being sold or deployed to customer sites; the decrease in amounts due with related parties of due to the offsetting and payment arrangement with the related parties. The total cash generated was being offset with the cash used in operating activities mainly by the increase in trade and other receivables due to more services were rendered near year end and the decrease in trade and other payables and other current liabilities attributable to the timely settlement of payables in 2023 compared to 2022 when the vendors provided extended credit terms to us during the Covid-19 pandemic.

Investing Activities

Net cash outflows from investing activities were $2,125,545 for the year ended December 31, 2023, which was due to the purchase of intangible assets of $18,476 and the purchase of property and equipment of $2,107,069. The purchase of property and equipment of $2,107,069 was mainly attributable to the purchase of GDM machines of $1,144,766.

Financing Activities

Net cash generated from financing activities was $17,122,926 for the year ended December 31, 2023, which was mainly attributable to the two underwritten public offerings (“CMPOs”) completed in May 2023. On May 5, 2023, we completed an underwritten public offering to issue 1,720,430 ordinary shares and an additional 258,064 ordinary shares for the exercise of an over-allotment option at the time of the closing at a public offering price of $4.65 per share for aggregate gross proceeds of approximately $9.2 million. On May 12, 2023, we completed another underwritten public offering to issue 2,580,600 ordinary shares and an additional 387,090 ordinary shares for the exercise of an over-allotment option at the time of the closing at a public offering price of $4.65 per share for aggregate gross proceeds of approximately $13.8 million.

In addition, we obtained proceeds from bank borrowings of $1,895,151 and from the exercise of warrants of $506,692. The cash generated was being offset with (i) $49,664 cash paid for the cancellation of fractional shares as a result of the share consolidation which was effective on January 31, 2023; (ii) repayment of borrowings of $2,890,252; and (iii) payment of lease liabilities of $2,652,150.

Settlement of the loan from WK Venture Success Limited

On September 28, 2023, we entered into a loan conversion agreement with WK Venture Success Limited to convert its outstanding loans including $13.4 million of principal and $2.5 million of accrued interest to ordinary shares at a conversion price of $5.40 per share which is more than a 29% premium to the previous closing price of our stock on September 28, 2023. This conversion has significantly reduced our debt and strengthened our balance sheet. In addition, given that the conversion price is at a premium to market, we believe this transaction is in the best long-term interests of GFAI and our shareholders.

C. Research and Development, Patents and Licenses, Etc.

We have outlined our research and development plans to foster innovation and drive technology advancements within our robotics AI solutions business. We plan to collaborate with third-party business partners and develop our internal R&D team’s capabilities. We have budgeted approximately $2 million for research and development expenditures for 2024 and approximately $18 million from 2025 through 2028.

We incurred $169,511 research and development expense during the year ended December 31, 2023. There is no intellectual property, in relation to the ICP, owned by the Company at this moment.

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

E. Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2023, 2022 and 2021 include provision for obsolete inventory, impairment on fixed assets and intangible assets, allowance for withholding tax receivables, provision for expected credit loss on trade receivables and other receivables, useful life of fixed assets, impairment of goodwill, measurement of retirement benefit obligations, measurement of consideration and assets and liabilities acquired as business combinations, accounting for leases and valuation of deferred tax assets. The estimated amount for sales warranty on the sale of robots at December 31, 2023, 2022 and 2021 were $nil.

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to an investment in our securities.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our current directors and executive officers.

NAME	AGE	POSITION
Lei Wang	41	Chief Executive Officer and Chair of the Board
Yuting Zuo	32	Chief Financial Officer
Kee Yun Kwan	65	Chief Operation Officer
Lin Jia	36	President
John Fletcher	54	Independent Director, Chair of Compensation Committee
David Ian Viccars	71	Independent Director, Chair of Nominating and Corporate Governance Committee
Donald Duane Pangburn	81	Independent Director, Chair of Audit Committee

Ms. Lei Wang – Chairwoman of the Board and Chief Executive Officer

Ms. Lei Wang has been the Chief Executive Officer of the Company since June 2019, Director of the Board since January 2021, and Chairwoman of the Board of the Company since August 2022. Ms. Wang has been the Vice Chairwoman of the Board of China Security Co., Ltd. (A-Share Stock Code of PRC: SH600654) since December 2017 and Director since May 2017 till July 2023, served as the President since December 2017 till June 2019. Ms. Wang was the Director of Wuxi Wanjia Ankang Technology Co., Ltd. since August 2019 till August 2022, and the Director, Chairwoman of Shenzhen Zhonghe Energy Storage Technology Co., Ltd. since October 2021 till present. Ms. Wang graduated from the Chinese University of Hong Kong with an MBA degree in November 2014.

Mr. Lin Jia – President

Prior to his appointment as President, Lin Jia served as Guardforce AI’s Head of Research & Development since May 2022. He brings extensive experience in the robotics industry, having served as the Chief Operating Officer and Chief Technology Officer at Shenzhen Intelligent Guardforce Robot Co., Ltd since October 2020 till April 2022, a leading robotics company that specializes in the design, manufacturing, and application of service robots in Mainland China. During this time, he led a team of more than 300 R&D engineers to develop Robotics-as-a-Service (RaaS), Platform-as-a-Service (PaaS), and Software-as-a-Service (SaaS) products, as well as the hardware framework for indoor universal mobile robots. He also established and managed the sales, marketing, and technical teams for the RaaS business in more than 30 cities across Mainland China. Previously, Mr. Jia served as the Deputy General Manager at Shenzhen Kewei Robot Technology Co., Ltd where he oversaw daily operations of the Sales, Marketing, Tech Support, and Product departments since October 2019 till October 2020. Prior to that, he worked as Manager of the Supply Chain & Product Center at Shenzhen Zhongzhi Kechuang Robot Co., Ltd and Deputy Manager of Product Center since October 2018 till October 2019. Mr. Jia graduated from the University of Electronic Science and Technology of China with a Master’s degree in Engineering and obtained his Bachelor of Engineering degree from the Harbin Institute of Technology.

Ms. Yuting Zuo – Chief Financial Officer

Ms. Zuo has over a decade of experience in corporate finance, accounting, SEC reporting and working with U.S. listed companies. Ms. Zuo has served in a financial reporting and investment position, directly reporting to the CEO and CFO of Aurora Mobile Limited (Nasdaq: JG), a leading provider of customer engagement and marketing technology services. In this role she oversaw financial reporting and accounting operations, investor relations and led merger and acquisition activities. Previously, she was the corporate accounting manager at Farmers Business Network, a farmer-to-farmer network and e-commerce platform, based in California. Prior to that, Ms. Zuo served as an auditor at PricewaterhouseCoopers and at Ernest&Young in the U.S. Ms. Zuo holds a bachelor’s degree in accounting and finance from the University of Richmond and completed an undergraduate program in Finance at the University of Hong Kong in 2013. She is a certified public accountant.

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

Mr. John Fletcher – Independent Director

Mr. John Fletcher has been a non-executive, independent director since February 2021. He is an experienced investment banking professional who has completed approximately 125 transactions including equity and debt financings, M+A and advisory work, raising more than $5 billion for companies. Mr. Fletcher has been an integral part of growing an undercapitalized boutique investment bank through many market cycles over the last 28 years. Mr. Fletcher’s career began in accounting, from 1993 to 1996, at Deloitte& Touch LLP, where he served as an in-charge accountant for both public and private companies. Mr. Fletcher left Deloitte to join Brean Capital, LLC in 1996. At Brean, Mr. Fletcher ran an investment banking department of approximately 20 people, as well as was part of the Firm’s Management Committee. After leaving Brean in 2013, he joined Maxim Group LLC as a Managing Director in investment banking focusing on Global Resources prior to buying an investment bank with partners. He left Maxim in 2014. From 2016 to the present, he has served as the Chief Operating Officer of Pluris Capital Group and is a co-owner. From 2017 to the present, he also served as the Chief Financial Officer of Rebus Capital Group, LLC., a financial consulting firm that the principals of Pluris formed. Mr. Fletcher graduated from Wilkes University with a master’s degree in Business Administration in 1992.

Mr. David Ian Viccars - Independent Director

Mr. David Ian Viccars has been a non-executive, independent director since February 2021. He has a 20-year record of security leadership. Mr. Viccars retired in 2018. Prior to that, from 2014 to 2018, Mr. Viccars served as the Asia Region Security Consultant for Panicguard and DHL, and also as the Director Security Consulting for Vinarco International. From 2011 to 2014, Mr. Viccars also served as the Asia Business Development & Risk Manager for Securitas Asia, with responsibility for creating a profitable, growing, ethical, compliant, safe and sustainable total security and systems integration business within Asia for Securitas. Mr. Viccars graduated from UK Army Staff College, Camberley with a P.S.C degree in Higher Command and Staff Course at Staff College Camberley in 1984.

Mr. Donald Duane Pangburn - Independent Director

Mr. Pangburn has served as a non-executive, independent director since September 28, 2021. Since his retirement in 2016, Mr. Pangburn has been active in personal investing and providing consulting services to friends and relatives. From 1991 to 2016, Mr. Pangburn was North America Director for the international CPA organization Horwath International and served on the organization’s executive council. Mr. Pangburn specialized in providing services primarily to SEC reporting clients in, Hong Kong, Taiwan, Mainland China, Singapore and Malaysia. He also served clients in Europe, including France, the UK, and Austria. Mr. Pangburn is a Certified Public Accountant (CPA) in the United States. Mr. Pangburn graduated from University of Montana business school with a BA in business in 1965.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers, or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Executive Compensation

For the fiscal year ended December 31, 2023, the aggregate cash compensation and benefits that we paid to our officers was $1,161,339. Except as indicated below and in section E. Share Ownership relating to the shares issued to our directors and executive officers under our 2022 Equity Incentive Plan, none of our executive or non-executive directors or officers received any equity awards, including, options, restricted shares, or other equity incentives in the year ended December 31, 2023. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive and non-executive directors and officers.

Director Compensation

For the fiscal year ended December 31, 2023, the aggregate cash compensation and benefits that we paid to our executive and non-executive directors was $165,000. We did not pay other compensation to our directors. Except as indicated below and in section E. Share Ownership relating to the shares issued to our directors and executive officers under our 2022 Equity Incentive Plan, none of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives other than the restricted shares of 20,000 issued to each of the three independent director under our 2022 Equity Incentive Plan in the year ended December 31, 2023. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our non-employee directors.

The following table sets forth certain information regarding compensation paid to our directors and senior management for the full fiscal year ended December 31, 2023.

Name	Officers and Directors	Compensation Received in 2023 ($)	Entitlement under Stock Option Plan	Other Entitlement
Lei Wang(1)	Chief Executive Officer and Chair of the Board	538,584	(3)	NIL
Yu-Heng Ma(2)	Previous Chief Financial Officer	212,156	NIL	NIL
Kee Yun Kwan	Chief Operation Officer	273,292	(3)	NIL
Lin Jia	President	137,307	(3)	NIL
John Fletcher	Independent Director, Chair of Compensation Committee	55,000	20,000	NIL
David Ian Viccars	Independent Director, Chair of Nominating and Corporate Governance Committee	55,000	20,000	NIL
Donald Duane Pangburn	Independent Director, Chair of Audit Committee	55,000	20,000	NIL

(1)	Lei Wang is our executive office and is also our director. The total compensation paid to Lei Wang is disclosed as the executive compensation.
(2)	Yu-Heng Ma resigned as our Chief Financial Officer on January 16, 2024.
(3)	During the year ended December 31, 2023, our management decided to issue restricted shares to Lei Wang, Kee Yun Kwan and Lin Jia based on their performance in 2023 under our 2022 Equity Incentive Plan. On March 14, 2024, our Board of Directors approved the number of restricted shares to be granted to each officer. Lei Wang, Kee Yun Kwan and Lin Jia are entitled to 180,000, 20,000 and 20,000 restricted shares, respectively on grant date.

C. Board Practices

Board Composition and Committees

The Nasdaq Marketplace Rules generally require that most of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of four directors, including three independent directors, namely, Lei Wang, John Fletcher, David Ian Viccars and Donald Duane Pangburn, so that a majority of our board of directors is independent.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and to issue debentures, bonds and other securities whether outright or as security for any debt, liability or obligation of the company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted, and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

The Board has established three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Audit Committee is comprised entirely of independent directors, the Compensation Committee and the Nominating and Corporate Governance Committee are comprised by a majority of independent directors. From time to time, the Board may establish other committees.

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

Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted considering significant internal control deficiencies;

●	annually reviewing and reassessing the adequacy of our Audit Committee charter;

●	meeting separately and periodically with management and our internal and independent auditors;

●	reporting regularly to the full Board of Directors; and

●	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

Our Board of Directors has determined that Mr. Pangburn is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and meets NASDAQ’s financial sophistication requirements.

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

The Compensation Committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies, and programs; and (iv) reviewing and assessing annually the Compensation Committee’s performance and the adequacy of its charter.

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

The Nominating and Corporate Governance Committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and another research. The Nominating and Corporate Governance Committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum of association and second amended and restated articles of association (together the “amended and restated memorandum and articles of association”), as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “B. Memorandum and Articles of Association — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or their successor has been elected and qualified. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns their office by notice in writing to our company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Employment and Indemnification Agreements

We have entered labor contracts with our executive officers. Each of our executive officers is employed for a specified time. The employment may be terminated in accordance with relevant laws and regulations. An executive officer may terminate his or her employment at any time with not less than 60 days’ prior written notice. When the employment is terminated, the executive officer should return any company property that he or she is using and transition any work in progress to the person designated by us.

Each executive officer has agreed to hold in strict confidence and not to use or disclose to any person, corporation, or other entity any confidential information, including but not limited to our business secrets and intellectual property. Each executive officer also represented to us that when the labor contract was executed, he or she was not in an employment relationship with any other entity or corporation and he or she had not executed any non-competition agreement.

We entered into indemnification agreements with our directors and executive officers, pursuant to which we agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

D. Employees

There is no significant changes to the number of our employees between the date as of December 31, 2023 and the date of this report. As of December 31, 2023, we have employed 1,727 full-time employees. The following table illustrates the allocation of those employees among the various job functions conducted at GF Cash (CIT) and at Guardforce.

Operations / Support	Division (Type)	Existing Head Count
Operations	Operations (Direct employees)	1,358
	Operations (Admin, supervisors, managers)	184
	Operations Management (Senior managers)	8
	Total operations	1,550

Supporting functions	Administration	164
	Business Development	27
	Finance & Accounting	37
	Technical Support	54
	General Management	10
	HR & TDS	14
	Internal audit	1
	IT	6
	Legal	6
	Operations Management	8
	Procurement	0
	Project Team	0
	Total supporting functions	177
	Grand Total	1,727

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

Staff Recruitment

We recruit our personnel through two channels - staff referrals and direct recruitment. All applicants for employment must go through the following procedures:

(i)	Police criminal record check. We require all applicants for employment to be fingerprinted. Fingerprints are sent to the local police station where the recruiting office is located for a check of the criminal record. We do not hire any applicants who have a criminal record.

(ii)	Address proof check.

(iii)	References check.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Lei Wang, Chief Executive Officer and Chair of the Board (3)	201,333	2.01%
Yuting Zuo, Chief Financial Officer	0	0%
Kee Yun Kwan, Chief Operation Officer (4)	20,500	*
Lin Jia, President (5)	20,000	*
John Fletcher, Independent Director (6)	40,250	*
David Ian Viccars, Independent Director (7)	40,250	*
Donald Duane Pangburn, Independent Director (8)	40,250	*
All directors and executive officers as a group (7 persons)	362,583	3.61%
Other Principal Shareholders:
Yuan Chun Holding Co., Limited (9)	642,000	6.53%
WK Venture Success Limited (10)	871,250	8.86%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 9,829,282 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this report.

(3)	Consists of 201,333 restricted ordinary shares. Ms. Wang received 20,833 restricted ordinary shares from Guardforce AI Service Ltd on January 8, 2020. Additionally, Ms. Wang was granted 500 restricted ordinary shares on January 25, 2022, under the Plan. The 500 restricted ordinary shares were fully vested upon grant. On March 14, 2024, Ms. Wang was granted 180,000 restricted ordinary shares under the Plan. On September 28, 2023, we entered into a loan conversion agreement with WK Venture Success Limited to convert its outstanding loans including $13.4 million of principal and $2.5 million of accrued interest to our ordinary shares at a conversion price of $5.40 per share. As a condition to the execution of the loan conversion agreement, WK Venture and the other entities on the loan conversion agreement executed a Voting Agreement and Irrevocable Proxy, which grants Ms. Wang the authority to act as a voting proxy for holders of the converted shares at the general meetings of the shareholders of the Company, subject to the Company’s adopted second amended and restated memorandum and articles of association, as amended from time to time. Therefore, Ms. Wang was appointed as a proxy to vote on behalf of the holders of the 2,947,150 ordinary shares, and such an arrangement is irrevocable.

(4)	Consists of 20,500 restricted ordinary shares. Mr. Kwan was granted 500 restricted ordinary shares on January 25, 2022, under the Plan. On March 14, 2024, we granted 20,000 restricted ordinary shares to Mr. Kwan under the Plan.

(5)	On March 14, 2024, we granted 20,000 restricted ordinary shares to Mr. Jia under the Plan.

(6)	Consists of 40,250 restricted ordinary shares. Mr. Fletcher was granted 250 restricted ordinary shares on January 25, 2022, under the Plan. On August 31, 2023, we granted Mr. Fletcher 20,000 restricted ordinary shares for his service in 2023 and an additional 20,000 restricted ordinary shares for his service to be performed in 2024.

(7)	Consists of 40,250 restricted ordinary shares. Mr. Viccars was granted 250 restricted ordinary shares on January 25, 2022, under the Plan. On August 31, 2023, we granted Mr. Viccars 20,000 restricted ordinary shares for his service in 2023, and an additional 20,000 restricted ordinary shares for his service to be performed in 2024.

(8)	Consists of 40,250 restricted ordinary shares. Mr. Pangburn was granted 250 restricted ordinary shares on January 25, 2022, under the Plan. On August 31, 2023, we granted Mr. Pangburn 20,000 restricted ordinary shares for his service in 2023, and an additional 20,000 restricted ordinary shares for his service to be performed in 2024.

(9)	Consists of 642,000 restricted ordinary shares. Tao Wang, in his capacity as the director of Yuan Chun Holding Co., Limited, has the power to vote and the power to direct the disposition of all securities held by Yuan Chun Holding Co., Limited. Tao Wang disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein. The address of Yuan Chun Holding Co., Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands.

(10)	Consists of 871,250 restricted ordinary shares. Jinping Yang, in his capacity as the director of WK Venture Success Limited, has the power to vote and the power to direct the disposition of all securities held by WK Venture Success Limited. Jinping Yang disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein. The address of WK Venture Success Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023:

Name of related parties	Relationship with the Company
Tu Jingyi (“Mr. Tu”)	Shareholder of the Company
Guardforce AI Technology Limited	Holding Company
Guardforce AI Service Limited	Holding Company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	Controlled by Mr. Tu
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	Controlled by Mr. Tu
Nanjing Zhongzhi Yonghao Robot Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Nanchang Zongkun Intelligent Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Sichuan Qiantu Guardforce Robot Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
CSF Mingda Technology Co., Ltd	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Qianban Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Guardforce Security Service (Shanghai) Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Guardforce Qiyun Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Yongan Security Alarm System Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Guardforce Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce Holdings (HK) Limited	Controlled by Mr. Tu’s father
Guardforce TH Group Company Limited	Mr. Tu’s father is the majority shareholder
Guardforce Security (Thailand) Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce Aviation Security Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Perfekt Technology & System Co., Ltd.	Mr. Tu’s father is the majority shareholder of its ultimate holding company
InnoAI Technology (Shenzhen) Co., Ltd.	Controlled by Jia Lin, President of the Company

The principal related party balances as of December 31, 2023, and 2022 and transactions for the years ended December 31, 2023, and 2022 are as follows:

Amounts due from related parties:

		As of December 31,
		2023	2022
Guardforce TH Group Company Limited	(c)	$1,804	$894
Guardforce AI Technology Limited	(c)	-	423
Guardforce AI Service Limited	(c)	-	423
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	(a)	-	7,312,883
Shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(b)	2,160,000	7,020,000
Nanjing Zhongzhi Yonghao Robot Co., Ltd.	(c)	-	7,297
Nanchang Zongkun Intelligent Technology Co., Ltd.	(c)	-	7,310
Sichuan Qiantu Guardforce Robot Technology Co., Ltd.	(c)	-	3,777
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.	(c)	-	144,737
CSF Mingda Technology Co., Ltd	(c)	10,834	11,129
		$2,172,638	$14,508,873

(a)	Amounts due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited (“CIOT”) comprised of $2,382,592 representing prepayments for the purchase of robots from CIOT, $2,773,560 receivables in connection with the robots returned to CIOT and $481,375 expense paid on behalf of CIOT. On December 31, 2023, the Company made a full allowance for doubtful debts of $5,637,527 on the amount due from CIOT.

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

(c)	Amounts due from these related parties represent business advances for operational purposes. On May 25, 2023 and December 27, 2023, the Company, Mr. Tu and these related parties agreed to offset certain receivable and payable balances.

Amounts due to related parties:

		As of December 31,
		2023	2022
Tu Jingyi	(a)	$152,725	$210,028
Guardforce Holdings (HK) Limited	(b)	43,337	394,016
Guardforce Security (Thailand) Company Limited	(c)	74,429	77,413
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(d)	2,528,916	2,403,555
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.	(e)	63,718	394,151
Shenzhen Qianban Technology Co., Ltd.	(e)	-	99,733
Guardforce Security Service (Shanghai) Co., Ltd.	(e)	35,225	267,764
Shenzhen Guardforce Qiyun Technology Co., Ltd.	(e)	-	189
Shanghai Yongan Security Alarm System Co., Ltd.	(e)	-	21,842
Guardforce Aviation Security Company Limited	(c)	156	-
		$2,898,506	$3,868,691

(a)	Amount due to Tu Jingyi (“Mr. Tu”) represents accrued interest on loans. During the year ended December 31, 2023, the Company repaid $78,863 to Mr. Tu to settle a portion of accrued interest outstanding as of December 31, 2022. Interest accrued for the year ended December 31, 2023 was $21,560.

(b)	As of December 31, 2023, amount due to Guardforce Holdings (HK) Limited represents the interest accrued for the year December 31, 2023. During the year ended December 31, 2023, the Company had fully repaid the outstanding balance as of December 31, 2022, which comprised of $195,398 advances made and $198,618 accrued interests on loans.

(c)	Amounts due to Guardforce Security (Thailand) Company Limited, Guardforce Aviation Security Company Limited and Guardforce Aviation Security Company Limited represent accounts payable for services provided by related parties.

(d)	Amounts due to Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Keiwei”) and its subsidiaries comprised of $2,754,489 representing trade payables for the purchase of robots from a related party and $5,600 expense paid on behalf by a related party, offset with receivable balance of (i) $151,265 from the return of robots to Shenzhen Kewei; (ii) $68,350 robots rental fee charged to Shenzhen Keiwei; and (iii) $11,558 expense paid expense paid on behalf of Shenzhen Kewei.

(e)	Amounts due to related parties represent business advances for operational purposes.

Short-term borrowing from a related party:

		As of December 31,
		2023	2022
Guardforce Holdings (HK) Limited	(a)	$1,666,846	$3,148,500
Tu Jingyi	(c)	1,437,303	-
		$3,104,149	$3,148,500

Long-term borrowings from related parties:

		As of December 31,
		2023	2022
Guardforce Holdings (HK) Limited	(b)	$-	$18,346
Tu Jingyi	(c)	-	1,437,303
		$-	$1,455,649

(a)

On April 17, 2020, the Company borrowed $2,735,000 from Guardforce Holdings (HK) Limited. As of December 31, 2022, the outstanding balance of this loan was $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan was due on April 16, 2023, and was verbally agreed to extend with the same terms and conditions until this loan is scheduled to be settled in late 2023. For the years ended December 31, 2023, 2022 and 2021, interest expense on this loan was $40,458, $27,350 and $54,700, respectively. This loan is classified as short-term borrowing from a related party. Pursuant to the repayment plan provided by Mr. Tu on March 1, 2023, Mr. Tu agreed to waive the Company’s repayment of the borrowings from Guardforce Holdings (HK) Limited and borrowings from Mr. Tu if Mr. Tu is unable to settle the amount due from his controlled entities in full as of December 31, 2023. In execution of the repayment plan, on May 25, 2023, the Company and Mr. Tu made an arrangement to legally offset the Company’s related party payables with the borrowings from Guardforce Holdings (HK) Limited (the “Netting Arrangement”). On May 25, 2023, the principal amount of this loan of $1,068,154 was settled under the Netting Arrangement.

On September 9, 2020, the Company borrowed $413,500 from Guardforce Holdings (HK) Limited. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the years ended December 31, 2023, 2022 and 2021, interest expense on this loan was $2,757, $4,135 and $8,270, respectively. On May 25, 2023, the principal amount of this loan of $413,500 was settled under the Netting Arrangement.

(b)

On December 31, 2019, the Company borrowed $1,499,998 from Guardforce Holdings (HK) Limited. As of December 31, 2022, the outstanding balance of this loan was $18,346. The loan is unsecured and it bears an interest rate of 2%. The loan is due on June 30,2025. For the years ended December 31, 2023, 2022 and 2021, interest expense on this loan recorded under amount due to related parties was $122, $183 and $14,940, respectively. On May 25, 2023, the principal amount of this loan of $18,346 was settled under the Netting Arrangement.

(c)	On September 1, 2018, the Company entered into an agreement with Tu Jingyi whereby Tu Jingyi loaned $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest rate at 1.5%. The loan is due on June 30, 2025. For the years ended December 31, 2023, 2022 and 2021, interest expense on this loan recorded under amount due to related parties was $21,560, $10,780 and $21,560, respectively. Pursuant to the settlement agreement, management of the Company plans to repay this loan within 12 months, therefore, this loan is classified as short-term borrowing from a related party.

Related party transactions:

		For the years ended December 31,
	Nature	2023	2022	2021
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$918,536	$792,499	$763,256
Guardforce Aviation Security Company Limited	(b)	1,643	4,052	5,739
Perfekt Technology & System Co., Ltd.	(c)	-	-	6,850
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(d)	6,178	5,964,199	5,702,103
Shenzhen Kewei Robot Technology Co., Limited - Purchases	(e)	93,633	1,196,450	-
Shenzhen Kewei Robot Technology Co., Limited - ICP	(f)	-	3,000,000	-
InnoAI Technology (Shenzhen) Co., Ltd.	(g)	49,000	-	-
		$1,068,990	$7,823,592	$6,477,948

Service/ Products delivered to related parties:
Guardforce Limited	(h)	-	-	12,846
GF Technovation Company Limited	(h)	231	146,243	98,781
Shenzhen Kewei Robot Technology Co., Limited	(i)	68,594	-	-
		$68,825	$146,243	$111,627

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company.

(b)	Guardforce Aviation Security Co., Ltd. provided escort services to the Company.

(c)	Perfekt Technology & System Co., Ltd. provided security equipment to the Company.

(d)	The Company paid $13,219,105 to Shenzhen Intelligent Guardforce Robot Technology Co., Limited for the purchase of robots, in which robots amounting to $4,481,346 had yet to be delivered, and robots amounting to $2,773,560 were returned by the Company.

(e)	The Company paid $1,785,617 to Shenzhen Kewei Robot Technology Co., Limited for the purchase of robots amounting to $1,611,782, in which robots amounting to $415,332 were returned by the Company.

(f)	On February 8, 2022, the Company entered into a Commission Development Agreement with Shenzhen Kewei Robot Technology Co., Limited for the development of a robotics management platform named GFAI Intelligent Cloud Platform V2.0 (“ICP”). The contract amount was $3,000,000 which was paid in 2022 as a one-time lump sum payment upon the execution of the agreement.

(g)	InnoAI Technology (Shenzhen) Co., Ltd. provided ERP and IT support services to the Company.

(h)	The Company sold robots to GF Technovation Company Limited.

(i)	The Company rented robots to Shenzhen Kewei Robot Technology Co., Limited.

(j)	In late 2023, Mr. Tu and his controlled companies filed various complaints against the Company with the courts in China and Hong Kong as follows: (i) disputes on certain purchase related contracts with Shenzhen Kewei Robot Technology Co., Limited that Mr. Tu claimed for an aggregate amount of $3.32 million; (ii) disputes on certain purchase related contracts with Shenzhen Intelligent Guardforce Robot Technology Co., Limited that Mr. Tu claimed for an aggregate amount of $0.09 million; and (iii) objection to the process on removing Mr. Tu as director for two subsidiaries, namely GFAI Robot Service (Hong Kong) Limited and Guardforce AI (Hongkong) Co., Limited. In November 2023, correspond to the disputes on certain purchase related contracts with Shenzhen Kewei Robot Technology Co., Limited, the court in China froze all the bank accounts of Shenzhen GFAI and Robot Service Shenzhen. The Company has sought legal advice to resolve these legal disputes through mediation. On March 22, 2024, the Company reached a settlement with Mr. Tu, including Mr. Tu agreeing to withdraw all the claims against the Company. On March 27, 2024, Mr. Tu had withdrawn all the claims against the Company.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these, or other matters may arise from time to time that may harm our business.

As of the date of this report, we are a defendant in various labor related lawsuits in Thailand and China totaling approximately $0.14 and $0.07 million, respectively. Our management believes we have substantial defenses in the labor related cases. They are without merit, and we are confident that such lawsuits will be dismissed.

In addition, we are a defendant for various lawsuits filed by Mr. Tu, a related party, including various purchase contract related lawsuits totaling approximately $3.32 million in China and totaling approximately $0.09 million in Hong Kong. Apart from the money claims, two lawsuits have been filed in Hong Kong by Mr. Tu as a former director of two of the subsidiaries, namely GFAI Robot Service (Hong Kong) Limited and Guardforce AI (Hongkong) Co., Limited, to sue us for executing improper director’s removal process and therefore to seek his reinstatement to the Board. Regarding the cases with Mr. Tu, a related party, the Company sought legal advice to resolve these legal disputes through mediation and reached a settlement with Mr. Tu on March 22, 2024. As part of the settlement, Mr. Tu agreed to withdraw all claims against us. On March 27, 2024, Mr. Tu withdrew all claims against the Company. We believe the remaining cases will not have a material adverse effect on our business, financial condition, or operating results.

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

As of the date of this report, we have an aggregate of 9,830,373 outstanding ordinary shares. In addition, we currently have 2,013,759 warrants issued and outstanding, which include: (i) 1,233,023 warrants to purchase 30,825 ordinary shares, subject to rounding of fractional warrants and these warrants are exercisable at an exercise price of $4.65 per share with the expiration date of September 28, 2026; (ii) 600,013 warrants to purchase 15,000 ordinary shares, subject to rounding of fractional warrants, at an exercise price of $4.65 per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants to purchase 4,518 ordinary shares, subject to rounding of fractional warrants, that were issued to the assignee of the representative of the underwriters in our initial public offering with the expiration date of September 28, 2026.

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

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a takeover offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

We used up the net proceeds from our initial public offering in fiscal year ended December 31, 2022 for developing our robotics as a service business and related technology capabilities, sales and marketing and for general corporate purposes and working capital.

There has not been any material change in the planned use of proceeds from the initial public offering as described in the prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on September 28, 2021.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were ineffective.

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2023, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2023 due to the following material weakness:

●	Delay in management estimates on certain transactions that settled subsequently to the year-end;

●	Insufficient documentation of management assessment on certain perspectives; and

●	Insufficient training for accounting staff on accounting standards newly applicable to the Company.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Fiscal Years Ended December 31,
	2023	2022	2021
Audit Fees (i)	$241,100	$348,000	$164,000
Audit-related Fees (ii)	33,000	-	124,000
Tax Fees	-	-	-
TOTAL	$274,100	$348,000	$288,000

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(i)	During the year ended December 31, 2021, $125,000 and $39,000 audit fees were derived from services rendered by Wei, Wei & Co., LLP and PKF Littlejohn LLP, respectively. During the year ended December 31, 2022, $106,000 and $242,000 audit fees were derived from services rendered by Wei, Wei & Co., LLP and PKF Littlejohn LLP, respectively. During the year ended December 31, 2023, $25,000 and $216,100 audit fees were derived from services rendered by Wei, Wei & Co., LLP and PKF Littlejohn LLP, respectively.

(ii)	During the year ended December 31, 2021, $124,000 audit related fees were derived from services rendered by Wei, Wei & Co., LLP. During the year ended December 31, 2023, $33,000 audit related fees were derived from services rendered by PKF Littlejohn LLP.

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association incorporating resolutions passed on January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed on February 8, 2023)
2.1*	Description of Rights of Ordinary Shares and Warrants Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2023
2.2	Form of Purchaser Warrant (incorporated by reference to Exhibit 10.4 to the Report on Form 6-K furnished on January 21, 2022)
2.3	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
2.4	Form of Warrant Agency Agreement between Guardforce AI Co., Limited and Vstock Transfer, LLC (incorporated by reference to Exhibit 4.2 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
4.1	Loan Agreement, dated August 25, 2018, by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited (incorporated by reference to Exhibit 2(b).1 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.2	Supplemental Agreement, dated April 29, 2019, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).2 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.3	Second Supplemental Agreement, dated March 11, 2020, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.4	Memorandum of Understanding, dated March 2, 2020, between Guardforce Security (Thailand) Co. Ltd. and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.5	Lease Agreement, dated May 27, 2019, between Varin World Company Limited and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.6	Third Supplemental Agreement, dated December 31, 2020, to Amended and Restated Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated March 15, 2019, as supplemented (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed on April 29, 2021)
4.7	Sale and Purchase Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed on April 29, 2021)
4.8	Supplemental Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed on April 29, 2021)
4.9	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.9 to the Amendment No.1 to Form F-1 filed on August 13, 2021)

4.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
4.11	Commissioned Development Agreement, dated February 8, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on February 17, 2022)
4.12	Guardforce AI Co., Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished on January 27, 2022)
4.13	Form of Share Option Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 27, 2022)
4.14	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 27, 2022)
4.15	Form of Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 27, 2022)
4.16	Sale and Purchase Agreement, dated March 11, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed on March 31, 2022)
4.17	Second Supplemental Agreement to Sale and Purchase Agreement, dated on March 17, 2022, by and among Quantum Infosec Inc., Guardforce AI Co., Limited and Handshake Networking Limited (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed on March 31, 2022)
4.18	Form of Securities Purchase Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 21, 2022)
4.19	Placement Agency Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 21, 2022)
4.20	Form of Registration Rights Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 21, 2022)
4.21	Form of Securities Purchase Agreement, dated April 6, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on April 7, 2022)
4.22	Placement Agency Agreement, dated April 6, 2022, between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on April 7, 2022)
4.23	Form of Lock-Up Agreement, dated April 6, 2022 (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on April 7, 2022)
4.24	Form of Warrant Solicitation Inducement Letter, dated July 12, 2022, between Guardforce AI Co., Limited and several accredited investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on July 13, 2022)
4.25	Form of Consulting Agreement between Guardforce AI Co., Limited and officers, dated August 31, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on September 2, 2022)
4.26	Securities Purchase Agreement between Guardforce AI Co., Limited and Streeterville Capital, LLC, dated October 25, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on October 28, 2022)
4.27	Unsecured Convertible Promissory Note between Guardforce AI Co., Limited and Streeterville Capital, LLC, dated October 25, 2022 (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on October 28, 2022)
4.28	Asset Purchase Agreement dated December 21, 2022 by and between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on December 22, 2022)
4.29	Deed of Assignment and Transfer of Secured Debts owed from Guardforce Cash Solutions Security (Thailand) Co. Ltd. and Guardforce Holdings (HK) Limited by and between Profit Raider Investments Limited, WK Venture Success Limited and Wealthking Investments Limited dated September 29, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 13, 2023)
4.30	Fourth Supplemental Agreement, dated December 30, 2022, to Amended and Restated Master Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated 15 March, 2019, as supplemented (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 13, 2023)
4.31	Fourth Supplemental Agreement, dated December 30, 2022, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated 25 August, 2018, as supplemented (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 13, 2023)
4.32	Underwriting Agreement by and between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC, dated May 2, 2023 (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K furnished on May 5, 2023)
4.33	Underwriting Agreement by and between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC, dated May 10, 2023 (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K furnished on May 15, 2023)

4.34	Transfer Agreement for Technology Platform between Shenzhen Kewei Robot Technology Co., Limited, and Shenzhen GFAI Robot Technology Co., Limited, dated June 29, 2023 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on July 20, 2023)
4.35	Supplemental Agreement to the Asset Acquisition Agreement among Shenzhen Kewei Robot Technology Co., Limited, Guardforce AI Co., Limited, and Shenzhen GFAI Robot Technology Co., Limited, dated June 29, 2023 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished on July 20, 2023)
4.36	Loan Conversion Agreement by and among Guardforce AI Co., Limited and each of the persons listed on Schedule 2 to this Loan Conversion Agreement dated September 28, 2023 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on October 2, 2023)
4.37	Voting Agreement by and among Guardforce AI Co., Limited and each of the persons listed on the Schedule to this Voting Agreement dated September 28, 2023 (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on October 2, 2023)
4.38	Consulting Agreement between Guardforce AI Co., Limited and Yuting Zuo date January 18, 2024 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 23, 2024)
4.39	Amendment No.1 to the Guardforce AI Co., Limited 2022 Equity Incentive Plan adopted at a general meeting held on December 27, 2023 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on January 2, 2024)
4.40	Sale and Purchase Agreement, by and among Guardforce AI Co., Limited, Handshake Networking Limited, and the Purchasers, dated February 6, 2024. (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on February 23, 2024)
4.41	Cancellation Agreement, by and among Guardforce AI Co., Limited, and the Purchasers, dated February 6, 2024. (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on February 23, 2024)
4.42*	Form of Amendment No.2 to Independent Director Agreement between Guardforce AI Co., Limited and independent directors, dated August 31, 2023
4.43*	Amendment No.1 to Consulting Agreement between Guardforce AI Co., Limited and Lei Wang, dated August 31, 2023
4.44*	Amendment No.1 to Consulting Agreement between Guardforce AI Co., Limited and Lin Jia, dated August 31, 2023
4.45*	English translation copy of the Settlement Agreement by and among Guardforce AI Co., Limited, CIOT Group (as defined in the Settlement Agreement) and other related parties, dated March 21, 2024.
8.1*	List of the registrant’s subsidiaries
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
11.2	Guardforce AI Co., Limited Amended and Restated Audit Committee Charter adopted on December 1, 2023 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on January 18, 2024)
11.3	Guardforce AI Co., Limited Amended and Restated Corporate Governance Guidelines adopted on December 1, 2023 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished on January 18, 2024)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Watson Farley & Williams (Thailand) Limited
15.2*	Consent of PKF Littlejohn LLP
15.3*	Consent of Junzejun Law Offices
97.1	Guardforce AI Co., Limited Clawback Policy adopted on December 1, 2023 (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K furnished on January 18, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Chief Executive Officer

Date: April 29, 2024

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Guardforce AI Co., Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Guardforce AI Co., Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company’s operating losses raises substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

We have served as the Company’s auditor since 2021.

London, United Kingdom

April 29, 2024

PCAOB ID: 2814

Guardforce AI Co., Limited and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

		As of December 31,
	Note	2023	2022
Assets
Current assets:
Cash and cash equivalents	4	$20,235,227	$6,930,639
Restricted cash	4	100,764	-
Trade receivables	6	5,630,805	5,400,186
Other receivables	8	-	817,564
Other current assets	9	1,665,571	1,743,008
Withholding taxes receivable, net	7	607,221	757,024
Inventories	5	506,403	5,105,770
Amount due from related parties	23	2,172,638	14,508,873
Assets held for sale	27	201,963	-
Total current assets		31,120,592	35,263,064

Non-current assets:
Restricted cash	4	1,608,762	1,300,005
Property, plant and equipment	10	4,043,725	8,066,761
Right-of-use assets	11	2,688,208	4,171,409
Intangible assets, net	12	2,836,250	5,793,143
Goodwill	3	411,862	2,679,445
Withholding taxes receivable, net	7	1,617,625	1,934,072
Deferred tax assets, net	17	1,085,477	1,511,753
Other non-current assets	9	402,447	447,322
Total non-current assets		14,694,356	25,903,910
Total assets		$45,814,948	$61,166,974

Liabilities and equity
Current liabilities:
Trade and other payables	13	$3,016,850	$2,633,995
Borrowings	14	337,241	3,181,616
Borrowing from a related party	23	3,104,149	3,148,500
Current portion of operating lease liabilities	11	1,239,066	1,774,192
Current portion of finance lease liabilities, net	16	108,597	398,136
Other current liabilities	13	3,171,643	2,477,369
Amount due to related parties	23	2,898,506	3,868,691
Convertible note payable	15	-	1,730,267
Liabilities directly associated with the assets held for sale	27	130,876	-
Total current liabilities		14,006,928	19,212,766

Non-current liabilities:
Borrowings	14	44,410	13,899,818
Operating lease liabilities	11	1,455,857	2,340,075
Borrowings from related parties	23	-	1,455,649
Finance lease liabilities, net	16	218,996	233,550
Other non-current liabilities		-	43,200
Provision for employee benefits	18	4,935,982	4,849,614
Total non-current liabilities		6,655,245	22,821,906
Total liabilities		20,662,173	42,034,672

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 9,830,373 shares at December 31, 2023; par value $0.12* authorized 7,500,000 shares, issued and outstanding 1,618,977* shares at December 31, 2022	19	1,179,680	194,313
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		80,983,164	46,231,302
Legal reserve	22	223,500	223,500
Warrants reserve		251,036	251,036
Accumulated deficit		(58,340,675)	(28,769,014)
Accumulated other comprehensive income		985,120	1,112,494
Capital & reserves attributable to equity holders of the Company		25,231,825	19,193,631
Non-controlling interests		(79,050)	(61,329)
Total equity		25,152,775	19,132,302
Total liabilities and equity		$45,814,948	$61,166,974

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2023	2022	2021
			(Restated**)	(Restated**)
Continuing operations:
Revenue		$36,280,502	$33,965,648	$34,668,872
Cost of sales		(30,889,226)	(30,196,382)	(31,056,994)
Gross profit		5,391,276	3,769,266	3,611,878

Provision for expected credit loss on trade receivables and other receivables		(899,433)	-	-
Allowance for doubtful debts on a related party receivable	23	(5,637,527)	-	-
Impairment loss on goodwill	3	(2,267,583)	-	-
Impairment loss on intangible assets	12	(3,713,551)	-	-
Provision for and write off of withholding taxes receivable	7	(683,344)	(448,243)	(190,038)
Provision for obsolete inventory	5	(3,797,552)	(942,882)	-
Impairment loss on fixed assets	10	(3,682,789)	(4,408,037)	-
Stock-based compensation expense	20	(1,101,800)	(252,095)	-
Selling, distribution and administrative expenses	21	(12,910,475)	(14,544,248)	(7,174,290)
Operating loss		(29,302,778)	(16,826,239)	(3,752,450)

Other income, net		461,926	87,616	292,732
Foreign exchange gains (losses), net		305,026	(590,965)	(1,819,661)
Finance costs		(653,374)	(1,141,830)	(984,843)
Loss before income tax from continuing operations		(29,189,200)	(18,471,418)	(6,264,222)

Provision for income tax (expense) benefit	17	(434,320)	(132,208)	732,868
Net loss for the year from continuing operations		(29,623,520)	(18,603,626)	(5,531,354)

Discontinued operations:
Net profit (loss) for the year from discontinued operations	27	34,138	(62,432)	39,700
Net loss for the year		(29,589,382)	(18,666,058)	(5,491,654)
Net loss attributable to non-controlling interests		17,721	101,264	9,727
Net loss attributable to equity holders of the Company		$(29,571,661)	$(18,564,794)	$(5,481,927)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company		$(4.53)	$(14.97)*	$(11.90)*

Loss per share from continuing operations
Basic and diluted loss attributable to the equity holders of the Company		$(4.53)	$(14.90)*	$(11.98)*

Weighted average number of shares used in computation:
Basic and diluted		6,531,918	1,239,852 *	460,719 *

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

**	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Handshake (Note 27).

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2023	2022	2021

Net (loss) for the year		$(29,589,382)	$(18,666,058)	$(5,491,654)
Currency translation differences	2.7	(130,860)	(260,682)	(9,915)
Remeasurements of defined benefit plan		3,486	551,649	627,193
Total comprehensive (loss) for the year		$(29,716,756)	$(18,375,091)	$(4,874,376)

Attributable to:
Equity holders of the Company		$(29,697,846)	$(18,276,544)	$(4,870,410)
Non-controlling interests		(18,910)	(98,547)	(3,966)
		$(29,716,756)	$(18,375,091)	$(4,874,376)

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

	Number of Shares		Amount ($0.12 par)	Subscription Receivable	Additional Paid-in Capital	Legal Reserve	Warrants Reserves	Accumulated Other Comprehensive Income	Retained earnings (Deficit)	Non- controlling Interests	Total Equity
Balance as at December 31, 2020 (Note 19)	433,677	**	$52,069	$(50,000)	$2,082,795	$223,500	$-	$204,249	$(4,722,294)	$49,663	$(2,160,018)

Currency translation adjustments	-		-	-	-	-	-	(9,915)	-	-	(9,915)
Stock-based compensation expense (Note 20)	4,689	*	563	-	(563)	-	-	-	-	-	-
Remeasurements of defined benefit plan (Note 18)	-		-	-	-	-	-	627,193	-	-	627,193
Issuance of ordinary shares for acquisition of Handshake (Note 3)	1,091	*	131	-	327,632	-	-	-	-	-	327,763
Issuance of ordinary shares for acquisition of AI Singapore (Note 3)	-		-	-	(12,719)	-	-	-	-	-	(12,719)
Issuance of ordinary shares through initial public offering (“IPO”) (Note 19)	90,309	*	10,843	-	12,977,028	-	-	-	-	-	12,987,871
Issuance of warrants through initial public offering (“IPO”) (Note 19)	-		-	-	5,422	-	251,036	-	-	-	256,458
Net loss for the year end from continuing operations	-		-	-	-	-	-	-	(5,502,130)	(29,224)	(5,531,354)
Net profit for the year end from discontinued operations	-		-	-	-	-	-	-	20,204	19,496	39,700

Balance as at December 31, 2021	529,766	*	$63,606	$(50,000)	$15,379,595	$223,500	$251,036	$821,527	$(10,204,220)	$39,935	$6,524,979

Currency translation adjustments	-		-	-	-	-	-	(260,682)	-	-	(260,682)
Stock-based compensation expense (Note 20)	7,000	*	840	-	251,255	-	-	-	-	-	252,095
Cancellation of shares (Note 19)	(2	)*	-	-	-	-	-	-	-	-	-
Remeasurements of defined benefit plan (Note 18)	-		-	-	-	-	-	551,649	-	-	551,649
Issuance of ordinary shares through private placements (see Note 19)	416,483	*	49,978	-	18,225,750	-	-	-	-	-	18,275,728
Issuance of ordinary shares through exercise of warrants (see Note 19)	274,659	*	32,960	-	2,981,751	-	-	-	-	-	3,014,711
Issuance of ordinary shares for acquisition of subsidiaries (see Note 3)	148,071	*	17,769	-	4,562,111	-	-	-	-	-	4,579,880
Issuance of ordinary shares for deposit paid for subsequently terminated acquisitions of subsidiaries subsequently terminated (see Note 19)	243,000	*	29,160	-	4,830,840	-	-	-	-	-	4,860,000
Net loss for the year end from continuing operations	-		-	-	-	-	-	-	(18,549,500)	(54,126)	(18,603,626)
Net loss for the year end from discontinued operations	-		-	-	-	-	-	-	(15,294)	(47,138)	(62,432)

Balance as at December 31, 2022	1,618,977	*	$194,313	$(50,000)	$46,231,302	$223,500	$251,036	$1,112,494	$(28,769,014)	$(61,329)	$19,132,302
Currency translation adjustments	-		-	-	-	-	-	(130,860)	-	-	(130,860)
Stock-based compensation expense (Note 20)	-		-	-	271,800	-	-	-	-	-	271,800
Remeasurements of defined benefit plan (Note 18)	-		-	-	-	-	-	3,486	-	-	3,486
Cancellation of shares (Note 19)	(245,339)		(29,441)	-	(4,880,223)	-	-	-	-	-	(4,909,664)
Issuance of ordinary shares through CMPOs (Note 19)	4,946,184		593,542	-	20,273,844	-	-	-	-	-	20,867,386
Issuance of ordinary shares through exercise of warrants (Note 19)	128,901		15,468	-	491,224	-	-	-	-	-	506,692
Issuance of ordinary shares for acquisition of assets (Note 19)	262,500		31,500	-	1,816,500	-	-	-	-	-	1,848,000
Issuance of ordinary shares for a convertible note conversion (Note 15)	172,000		20,640	-	1,217,760	-	-	-	-	-	1,238,400
Issuance of ordinary shares for a borrowing conversion (Note 14)	2,947,150		353,658	-	15,560,957	-	-	-	-	-	15,914,615
Net loss for the year end from continuing operations	-		-	-	-	-	-	-	(21,594,240)	(29,280)	(29,623,520)
Net loss for the year end from discontinued operations	-		-	-	-	-	-	-	22,579	11,559	34,138
Balance as at December 31, 2023	9,830,373		$1,179,680	$(50,000)	$80,983,164	$223,500	$251,036	$985,120	$(58,340,675)	$(79,050)	$25,152,775

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023, and the outstanding ordinary shares of a par value is automatically converted.

**	Giving retroactive effect to the share consolidation on 2021 and 2023 August 20, 2021 and January 31, 2023, respectively, and the outstanding ordinary shares of a par value is automatically converted.

The accompanying notes are an integral part of these consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2023	2022	2021
		(Restated*)	(Restated*)
Cash flows from operating activities
Net (loss) from continuing operations	$(29,623,520)	$(18,603,626)	$(5,531,354)
Net profit (loss) from discontinued operations	34,138	(62,432)	39,700
Net (loss)	(29,589,382)	(18,666,058)	(5,491,654)
Adjustments for:
Depreciation	4,249,646	5,365,312	4,981,259
Amortization of intangible assets	993,594	616,095	51,383
Provision for obsolete inventories	3,797,552	942,882	-
Impairment loss on fixed assets	3,682,789	4,408,037	-
Stock-based compensation expense	1,101,800	252,095	-
Impairment loss on intangible assets	3,713,551	-	-
Impairment loss on goodwill	2,267,583	-	-
Allowance for doubtful debts on a related party receivable	5,637,527	-	-
Finance costs	653,460	1,083,276	909,093
Deferred income taxes	434,315	121,169	(732,868)
Provision for (Recovery of) expected credit loss on trade receivables and other receivables, net	899,433	(7,394)	-
Increase in provision for and write off of withholding tax receivables	683,344	448,243	190,038
Loss from fixed assets disposal	208,093	24,250	4,438
Changes in operating assets and liabilities:
(Increase) Decrease in trade and other receivables	(312,348)	428,772	(26,740)
Decrease (Increase) in other current assets	(64,759)	(332,188)	236,234
Decrease (Increase) in inventories	757,518	(2,876,443)	(967,994)
Decrease (Increase) in amount due from related parties	424,979	(15,725,707)	352,432
Decrease (Increase) in other non-current assets	33,924	(151,170)	(58,431)
Increase (Decrease) in trade and other payables	622,816	(18,773)	(437,086)
(Decrease) Increase in other current liabilities	(258,983)	947,020	1,944,617
(Decrease) Increase in amount due to related parties	(970,185)	3,884,995	(361,815)
(Increase) Decrease in withholding taxes receivable	(192,502)	258,989	88,353
Increase (Decrease) in provision for employee benefits	34,534	(193,639)	297,905
Net cash (used in) generated from operating activities	(1,191,701)	(19,190,237)	979,164

Cash flows from investing activities
Acquisition of property, plant and equipment	(2,107,069)	(4,402,394)	(5,235,480)
Proceeds from disposal of property, plant and equipment	-	5,235	-
Acquisition of intangible assets	(18,476)	(3,242,537)	(13,235)
Acquisition of subsidiaries, net of cash acquired	-	(1,765,933)	24,276
Net cash used in investing activities	(2,125,545)	(9,405,629)	(5,224,439)

Cash flows from financing activities
Proceeds from issue of shares	20,867,386	20,346,353	13,244,329
Proceeds from exercise of warrants	506,692	3,014,710	-
Proceeds from a convertible note	-	1,500,000	-
Cash repayment of a convertible note	(554,238)	-	-
Cash paid for the cancellation of fractional shares	(49,664)	-	-
Proceeds from borrowings	1,895,151	3,426,096	1,563,444
Repayment of borrowings	(2,890,252)	(4,499,358)	(1,334,930)
Payment of lease liabilities	(2,652,150)	(2,849,816)	(2,819,531)
Net cash generated from financing activities	17,122,925	20,937,985	10,653,312

Net increase (decrease) in cash and cash equivalents, and restricted cash	13,805,679	(7,657,881)	6,408,037
Effect of movements in exchange rates on cash held	(62,928)	34,714	(684,136)
Cash and cash equivalents, and restricted cash at beginning of year	8,230,644	15,853,811	10,129,910
Cash and cash equivalents, and restricted cash at end of year (Note 4)	$21,973,395	$8,230,644	$15,853,811

Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	$-	$4,579,880	$327,763
Equity portion of the settlement of a borrowing from a third party	15,914,615	-	-
Equity portion of purchase consideration paid for acquisition of fixed and intangible assets	1,848,000	-	-

*	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Handshake (Note 27).

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company incorporated and domiciled in the Cayman Islands under the Cayman Islands Companies Act on April 20, 2018. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The business address was 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand, which has changed to 10 Anson Road, #28-01 International Plaza, Singapore 079903 since November 2021. Before January 20, 2022, Guardforce is controlled by Mr. Tu Jingyi (“Mr. Tu”) through Guardforce AI Technology Limited (“AI Technology”). The Company ceased to be a “controlled company” under the rules of Nasdaq on January 20, 2022. The Company’s ordinary shares and warrants are listed under the symbol “GFAI” and “GFAIW”, respectively, on the Nasdaq Capital Market upon the completion of an initial public offering on September 28, 2021.

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

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The two individuals owned in aggregate 49,000 ordinary shares with a value of approximately $16,000. The cumulative preferred shares are entitled to dividends of USD$0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of December 31, 2021 is approximately $1,700. Pursuant to article of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders. No dividends were declared during the years ended December 31, 2023, 2022 and 2021.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one preferred share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of association a shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand. Beginning March 2020, GF Cash (CIT) commenced robotic AI solution business of selling and leasing of robots. No dividends were declared during the years ended December 31, 2023, 2022 and 2021.

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

On March 25, 2021, the Company acquired 51% majority stake in information security consultants Handshake Networking Ltd (“Handshake”), a Hong Kong-based company specializing in penetration testing and forensics analysis in Hong Kong and the Asia Pacific region since 2004. On February 6, 2024, the Company separated with Handshake. On February 6, 2024, the Company transferred 510 shares of Handshake back to its original shareholders in exchange for returning 1,091 restricted ordinary shares issued by the Company. The cancellation of the returned 1,091 shares was effective on March 4, 2024.

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

GFAI Robot Service (Australia) Pty Ltd. (“AI Australia”) was incorporated in Australia on February 28, 2022. AI Australia commenced robotic AI solution business of selling and leasing robots. AI Australia is a 100% owned subsidiary of AI Robot Service. On September 25, 2023, the Company deregistered AI Australia.

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

GFAI Robot Service (UK) Limited (“AI UK”) was incorporated in the United Kingdom on April 29, 2022. AI UK commenced robotic AI solution business of selling and leasing robots. AI UK is a 100% owned subsidiary of AI Robot Service. On February 6, 2024, the Company deregistered AI UK.

GFAI Robot Service Limited (“AI Canada”) was incorporated in Canada on May 6, 2022. AI Canada commenced robotic AI solution business of selling and leasing robots. AI Canada is a 100% owned subsidiary of AI Robot Service. On January 5, 2024, the Company deregistered AI Canada.

Guardforce AI Robot (Jian) Co., Limited (“AI Jian”) was incorporated in the People’s Republic of China (“PRC”) on May 16, 2022. AI Jian is an investment holding company. AI Jian is a 100% owned subsidiary of AI Robot Service. On November 22, 2023, the Company deregistered AI Jian.

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

On December 21, 2022, the Company entered into an asset purchase agreement (“Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to purchase certain of Shenzhen Kewei’s robot-related business assets in China. Under the terms of the Agreement, the Company acquired, and Yeantec transferred to the Company, select robotic equipment assets, Kewei’s client base, sales pipeline and related sales channels and staff, as well as provided the Company with rights to the permanent use of its patents. The purchase price for these assets was $2,100,000, which was fully paid in the form of 10,500,000 restricted ordinary shares of the Company based on a price of $0.20 per share. The Company completed the acquisition on February 15, 2023. As a result of the 2023 share consolidation, upon the completion of the acquisition on February 15, 2023, the Company issued 262,500 shares to Shenzhen Kewei.

GFAI Technology Limited (“GFAI Technology”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on December 7, 2023. GFAI Technology is a 100% owned subsidiary of Guardforce. GFAI Technology is an investment holding company.

The following diagram illustrates the Company’s legal entity ownership structure as of December 31, 2023:

2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

The financial statements were approved by the Board of Directors and authorized for issuance on April 17, 2024.

2.1	Basis of presentation

The consolidated financial statements of Guardforce and subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

On August 20, 2021, the shareholders of the Company approved a 1 for 3 share consolidation (the “2021 share consolidation”) of the Company’s authorized and issued ordinary shares whereby every three shares were consolidated into one share. On January 31, 2023, the Company completed another share consolidation (the “2023 share consolidation”) of the Company’s authorized and issued ordinary shares whereby every forty shares were consolidated into one share (Note 19). As a result of the 2021 share consolidation and the 2023 share consolidation, the par value of each ordinary share became $0.12. The accompanying consolidated financial statements and all share and per share amounts have been retroactively restated to reflect the share consolidation.

On February 6, 2024, the Company entered into a Sale and Purchase Agreement (the “Purchase Agreement”) to divest its information security business (Note 28). The assets and liabilities of Handshake are reported as held for sale at December 31, 2023. The operating results of Handshake have been reported as discontinued operations. Prior periods have been reclassified to conform to this presentation to allow for a meaningful comparison of continuing operations.

Going Concern

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2023, the Company’s operating losses raise substantial doubt about the Company’s ability to continue as a going concern. Although the Company had cash and cash equivalents of approximately $22.0 million as of December 31, 2023, the Company requires additional financing to expand and develop new business to obtain revenues and to generate operating profits. The perception of the Company’s continued operating losses may make it difficult to obtain financing or obtain financing on favorable terms for the growth of the Company’s business and could result in the loss of confidence by investors, customers, suppliers and employees. If the Company is not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing expenses, the Company may exhaust its cash resources and be unable to continue operations. If the Company cannot continue as a viable entity, the shareholders would likely lose most or all of their investment in the Company.

In assessing the going concern, management and the Board has considered:

-	Based on the budget and financial plans of the Company, management expects to see a positive trend in the Company’s future results.

-	Management expects to see improved cash flows including liquidity and borrowings from future fund-raising activities. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

-	The Company has conditional and unconditional obligations as disclosed in Note 25, these commitments and contingencies are under normal course of business and are included in the budget. Regarding the legal proceedings, as of the date of this report, the Company is a defendant in various lawsuits in China, Hong Kong and Thailand totaling approximately $3.62 million. On March 27, 2024, the cases against the Company which were filed by Mr. Tu had been withdrawn. Management believes the other remaining cases are without merit and is confident that such lawsuits will be dismissed.

-	The Company has improved the debt ratio by converting the loan with WK Venture Success Limited (“WK Venture”) with the total outstanding balance of approximately $15.9 million to the Company’s ordinary shares (Note 14). In addition, the Company has fully settled the convertible note payable with Streeterville Capital, LLC (“CVP”) (Note 15).

2.2	Basis of consolidation

The consolidated balance sheets, consolidated statements of profit or loss and other comprehensive loss, statements of changes in equity and statements of cash flows of the Company for the relevant periods include the results and cash flows of all companies now comprising the Company from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholders, wherever the period is shorter.

The consolidated balance sheets of the Company as at December 31, 2023 and 2022 have been prepared to present the assets and liabilities of the subsidiaries under the historical cost convention.

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

The Company reports financial and operating information in the following four segments and geographical segmental data as shown in Note 24:

(i)	Secured logistics;

(ii)	Robotics AI solutions;

(iii)	General security solutions; and

(iv)	Corporate and others

The Corporate and others segment covers the non-operating activities supporting the Company. It comprises the Company’s holdings and treasury organization, including its headquarter and central functions. All listing related expenses are included in the Corporate and others segment. This segment is an administrative-operating segment rather than a revenue-generating operating segment.

The Company completed the divestiture with Handshake on February 6, 2024. At December 31, 2023, Handshake was classified as a disposal group held for sale and as a discontinued operation. The business of Handshake represented the entirety of the Company’s information security operating segment through December 31, 2023, which is excluded from the Company’s segment reporting.

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

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2023, 2022 and 2021 include provision for obsolete inventory, impairment on property, plant and equipment   and intangible assets, allowance for withholding tax receivables, provision for expected credit loss on trade receivables and other receivables, useful life of property, plant and equipment and intangible assets, impairment of goodwill, measurement of share-based compensation expenses, measurement of retirement benefit obligations,   measurement of consideration and assets and liabilities acquired as business combinations, accounting for leases, valuation of deferred tax assets and allowance for doubtful debts on a related party receivable.

2.7	Foreign currency translation

The presentational currency of the Company is the U.S. dollar (“USD”). The functional currency of Guardforce, AI Holdings, AI Robots, Horizon Dragon, Southern Ambition, AI Singapore, AI Robotics, AI Robots Service, AI Malaysia, AI Macau, AI US, AI Australia, AI Dubai, AI UK, AI Korea, AI Japan, AI Canada, AI Vietnam and AI Technology is the USD. The functional currency of AI Hong Kong and Handshake is the Hong Kong dollar (“HKD”). The functional currency of AI Thailand, GF Cash (CIT) and AI R&I is Thai Baht (“Baht” or “THB”). The functional currency of AI Shenzhen, AI Jian, Shenzhen GFAI, Guangzhou GFAI and Beijing Wanjia is the Chinese Renminbi (“RMB”).

The currency exchange rates that impact our business are shown in the following table:

	Year End Rate			Average Rate
	As of December 31,			For the Years Ended
	2023	2022	2021	2023	2022	2021
Thai Baht	0.0292	0.0289	0.0300	0.0288	0.0286	0.0313
Hong Kong Dollar	0.1282	0.1282	0.1282	0.1282	0.1282	0.1282
Chinese Renminbi	0.1409	0.1447	N/A	0.1414	0.1446	N/A

2.8	Financial risk management

2.8.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(i)	Credit risk

The Company trades only with parties that are expected to be creditworthy. The Company manages its operations to avoid any excessive concentration of counterparty risk. The Company takes all reasonable steps to seek assurance from the counterparties that they can fulfill their obligations. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to credit loss remains low.

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

If the THB had strengthened/weakened by 2.28% against the USD (the average monthly variance during the 2-year period ended December 31, 2023) with all other variables held constant, the post-tax profit would have been approximately $1,000 higher/lower and $288,000 higher/lower, for the years ended December 31, 2023 and 2022, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the THB/USD which is not the functional currency of the respective Company’s entities.

If the THB had strengthened/weakened by 2.14% against the USD (the average monthly variance during the 2-year period ended December 31, 2022) with all other variables held constant, the post-tax profit would have been approximately $288,000 higher/lower and $228,000 higher/lower, for the years ended December 31, 2022 and 2021, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the THB/USD which is not the functional currency of the respective Company’s entities.

(iii)	Interest rate risk

The Company’s exposure to changes in interest rates are mainly attributable to its borrowings and loans. At the reporting date, based on the composition of borrowings at December 31, 2023 (Note 14), if interest rates on borrowings had been 100 basis points higher/lower with all other variables held constant, the Company’s post-tax results for the year would have been approximately $3,800, $11,000 and $14,000 lower/higher for the years ended December 31, 2023, 2022 and 2021, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

(iv)	Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Company’s primary cash requirements are for operating expenses and purchases of fixed assets. The Company mainly finances its working capital requirements from cash generated from funds raised from the public offerings and private placements, operation, proceeds from a convertible note, exercise of warrants, bank borrowings and finance leases.

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

Year ended December 31, 2023	Within 1 year	1 to 5 years	>5 years	Total
Trade and other payables	$3,016,850	$-	$-	$3,016,850
Borrowings	337,241	44,410	-	381,651
Borrowings from related parties	3,104,149	-	-	3,104,149
Amount due to related parties	2,898,506	-		2,898,506
Other liabilities	3,171,643	-	-	3,171,643
Operating lease liabilities	1,239,066	1,455,857	-	2,694,923
Finance lease liabilities	108,597	218,996	-	327,593
Provision for employee benefits	362,284	1,460,434	23,059,674	24,882,392
Liabilities directly associated with the assets held for sale	130,876	-	-	130,876
	$14,369,212	$3,179,697	$23,059,674	$40,608,583

Year ended December 31, 2022	Within 1 year	1 to 5 years	>5 years	Total
Trade and other payables	$2,633,995	$-	$-	$2,633,995
Borrowings	3,181,616	13,899,818	-	17,081,434
Borrowings from related parties	3,148,500	1,455,649	-	4,604,149
Amount due to related parties	3,868,691	-		3,868,691
Other liabilities	2,477,369	43,200	-	2,520,569
Operating lease liabilities	1,774,192	2,340,075	-	4,114,267
Finance lease liabilities	398,136	233,550	-	631,686
Convertible note payables	1,730,267	-	-	1,730,267
Provision for employee benefits	457,315	1,554,322	23,302,600	25,314,237
	$19,670,081	$19,526,614	$23,302,600	$62,499,295

Net Equity (Debt) Analysis

	As of December 31,
	2023	2022
Cash, cash equivalents, and restricted cash (Note 4)	$21,973,395	$8,230,644
Borrowings – repayable within one year	(3,441,390)	(6,330,116)
Borrowings – repayable after one year	(44,410)	(15,355,467)
Net equity (debt)	$18,487,595	$(13,454,939)

2.8.2	Capital risk management

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

The COVID-19 pandemic has developed rapidly in 2020. The resulting impact of the virus on the operations and measures taken by various governments to contain the virus have negatively affected the Company’s financial performance during the year ended December 31, 2022 and 2021. At the beginning of 2023, governments of the countries where the Company is operating lifted most of the social distancing measures and other restrictions that the Company’s business has gradually recovered, and management believes that there will be improvements on financial results in 2024.

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

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, trade and other receivables, amounts due from related parties, other current assets, trade payables, amounts due to related parties, accruals, other liabilities and convertible note payable. As of December 31, 2023 and 2022, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, prepayments and other current assets, trade payables, amounts due to related parties, accruals and other liabilities approximate their fair values due to the short-term maturity of these instruments.

2.10	Share-based payment

On January 25, 2022, the Company established the 2022 Equity Incentive Plan (the "Plan"). Under the Plan, participants are granted restricted shares which only vest if certain performance standards are met. Participation in the Plan is at the Board’s discretion, and no individual has a contractual right to participate in the Plan or to receive any guaranteed benefits. The Company accounts for the share-based payments (primarily restricted shares) with the fair value of the restricted shares on the date of grant and recognition of stock-based compensation expense on the consolidated statements of profit or loss over the vesting period for award expected to vest. The fair value of restricted stocks is determined based on the share price at which the Company's shares are traded on the Nasdaq Stock Exchange at the date of the grant, which management has taken into account an estimated discount to reflect the impact of the post-vesting restrictions.

2.11	Cash and cash equivalents and restricted cash

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

As of December 31, 2023 and 2022, non-current restricted cash amounting to $1.6 million and $1.3 million, respectively represents cash pledged with two local banks in Thailand as collateral for bank guarantees issued by those banks in respect of (i) project performance for government and commercial bank customers; (ii) fuel consumption under the fleet credit card; and (iii) electricity usage.

In November 2023, approximately $0.1 million of the Company’s cash in two subsidiaries in China, namely Shenzhen GFAI and Robot Service Shenzhen were frozen upon request to satisfy the court judgments related to the labor lawsuits in China and an ongoing legal dispute with a related party in China (Note 23). On March 27, 2024, Mr. Tu had withdrawn all the claims against the Company. Accordingly, the freeze on all of the bank accounts of Robot Service Shenzhen were lifted on April 2, 2024. Management expects to settle the labor lawsuits in 2024 so as to lift the freeze of all the bank accounts of Shenzhen GFAI within 12 months, therefore the respective cash balances have been reclassified to current restricted cash.

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

The Company recorded a provision for (recovery of) expected credit loss on trade receivables and other receivables of $899,433, $(7,394) and $nil during the years ended December 31, 2023, 2022 and 2021, respectively.

2.13	Inventories

Inventories solely consist of robots and are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. When inventory is sold, their carrying amount is charged to expense in the period in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the period the impairment or loss occurs. The Company recorded an allowance for slow moving or obsolete inventory of $3,797,552, $942,882 and $nil during the years ended December 31, 2023, 2022 and 2021, respectively.

During the years ended December 31, 2023 and 2022, all robots inventories were purchased from related parties (Note 23).

2.14	Assets held for sale and discontinued operations

The Company classifies assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset or a disposal group, excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the assets or disposal groups is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the assets and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss. Additional disclosures are provided in Note 14. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

2.15	Withholding taxes receivable

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

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

The cost of intangible assets is being amortized using straight-line amortization method based on the following estimated useful lives:.

Estimated useful life
Computer software	5 years
Intelligent Cloud Platform	10 years
Right-of-use Platform	10 years
Customer base	1 – 3 years
Technical know-how	8 – 10 years
Security Surveillance system	10 years

2.19	Goodwill

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

During the year ended December 31, 2023, the Company recorded impairment losses on goodwill of $2,267,583. No impairment loss on goodwill was recorded for the years ended December 31, 2022 and 2021.

2.20	Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the asset belongs. During the years ended December 31, 2023, 2022 and 2021, impairment losses on the robots’ fixed assets of $3,682,789, $4,408,037 and $nil were recognized when the carrying amount was greater than the value in use, respectively. In addition, during the year ended December 31, 2023, the Company recognized impairment loss on the robots’ related intangible assets of $3,713,551. The Company did not incur any impairment loss on intangible assets during the year ended December 31, 2022 when the Company began acquiring robots’ related intangible assets. Management estimated the value in use by estimating the expected cash flows from the CGU as well as a suitable discount rate in order to calculate the present value of those cash flows. The basis of impairment is determined based on the result of assessment.

2.22	Trade and other payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year which is unpaid. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.23	Interest-bearing borrowings

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

2.24	Revenue from contracts with customers

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

(2)	Robotics AI solutions

(i) Sale of robots and (ii) Rental of robots

(3)	Information security - this was the revenue generated by Handshake, which we have separated with on February 6, 2024. For the year ended December 31, 2023, 2022 and 2021, revenue and results of operations derived from this service line were presented as discontinued operations on the consolidated statements of profit or loss. Going into fiscal 2024, we will not have this revenue stream anymore.

(i) Penetration test; (ii) PCI ASV Scan and (iii) Rapid7 Sales

(4)	General security solutions

(i) Integrated alarm security system installation

The Company recognizes revenue at a point in time as products are delivered and services are performed. Consultancy fees typically covers a period of time, the revenue is recognized on a ratable basis over the contract term. The Company applies the following five-step model in order to determine the amount:

●	Identify the contract or quotation with the agreed service price.

●	Evaluate the services engaged in the customer’s contract and identify the related performance obligations.

●	Consider the contract terms and commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for delivering the services engaged with the customer. The consideration engaged in a customer’s contract is generally a fixed amount.

●	Allocate the transaction price, if necessary, to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of delivering the services engaged with the customer.

●	Recognize revenue when the Company satisfies the performance obligation through the rendering of services engaged.

All of the conditions mentioned above are accomplished normally when the services are rendered to the customer and this moment is considered a point in time. The reported revenue reflects services delivered at the contract or agreed-upon price.

Contract liabilities consist of deferred revenue related to prepaid fees received from customers for future information security service over the term of the service agreement. The Company expects to recognize as revenue of approximately $256,815 within the next 12 months.

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

Disaggregation information of revenue by service type which was recognition based on the nature of performance obligation disclosed above is as follows:

	For the year ended December 31,
Service Type	2023	Percentage of Total Revenue	2022	Percentage of Total Revenue	2021	Percentage of Total Revenue
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$11,882,370	32.8%	$10,693,948	31.5%	$11,205,580	32.3%
Cash-In-Transit - Dedicated Vehicle to Banks (CIT DV)	3,814,604	10.5%	4,074,052	12.0%	4,556,538	13.1%
ATM Management	7,579,774	20.9%	8,897,939	26.2%	10,809,497	31.2%
Cash Processing (CPC)	3,265,052	9.0%	2,789,818	8.2%	3,034,360	8.8%
Cash Center Operations (CCT)	1,824,381	5.0%	2,209,055	6.5%	2,802,171	8.1%
Consolidate Cash Center (CCC)	726,599	2.0%	456,720	1.3%	182,263	0.5%
Cheque Center Service (CDC)	-	-%	4,562	0.0%	59,923	0.2%
Cash Deposit Management Solutions (GDM)	2,794,708	7.7%	1,771,380	5.2%	1,644,611	4.8%
Others **	5,062	0.0%	10,149	0.1%	5,270	0.0%
Robotic AI solutions	757,284	2.1%	1,272,236	3.7%	368,659	1.0%
General security solutions	3,630,668	10.0%	1,785,789	5.3%	-	-%
Total	$36,280,502	100%	$33,965,648	100%	$34,668,872	100%

**	Others includes revenues from express cash, coin processing services and international shipment.

During the years ended December 31, 2023, 2022 and 2021, revenue amounting to $36,211,678, $34,331,705 and $35,041,563 were generated from third parties, respectively; and $68,824, $146,243 and $111,627 were generated from a related party (see Note 23), respectively.

2.25	Cost of sales

Cost of sales consists primarily of internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

2.26	Income tax

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

2.27	Provisions

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

As of the date of this report, the Company is a defendant in various lawsuits in China, Hong Kong and Thailand totaling approximately $3.62 million. Management believes the labor related cases are without merit and is confident that such lawsuits will be dismissed. Regarding the cases with Mr. Tu, a related party, the Company had sought for legal advice to resolve these legal disputes through mediation. On March 22, 2024, the Company reached a settlement with Mr. Tu, including Mr. Tu agreed to withdraw all the claims against the Company. On March 27, 2024, Mr. Tu had withdrawn all the claims against the Company. Therefore, no provision has been made for these liabilities in the financial statements. (Note 25)

2.28	Employee benefits

The Company provides for retirement benefits payable for employees of its subsidiaries in Thailand under the Thai Labor Law; and follows IAS 19 in accounting for the related obligation. Depending upon the individual employee’s salary and years of service, the related obligation is calculated by an independent actuary using the projected unit credit method. The present value of the obligation is determined by discounting with the interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related liabilities. The sensitivity analysis is determined by i) discount rate; ii) salary increase rate; iii) turnover rate; and iv) life expectancy.

All re-measurements effects of the Company’s retirement benefit obligation such as actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly in other comprehensive income.

As of December 31, 2023, 2022 and 2021, actuarial gain of $3,486, $551,649 and $627,193, net of tax has been recognized in other comprehensive income, respectively.

2.29	Leases

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

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

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

Leases as lessor

The Company leases out fixed assets consisting of different types of robots to third parties. All leases are classified as operating leases as the Company does not transfer substantially all of the risks and rewards incidental to the ownership of the assets.

During the year ended December 31, 2023, 2022 and 2021, the Company recognized rental income of approximately $493,516, $582,000 and $257,000, respectively. The Company did not recognize lease receivables as of December 31, 2023 and 2022 as the amount to be received was immaterial to the Company’s consolidated financial statements.

2.30	Related parties

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

2.31	Earnings per share (“EPS”)

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

2.32	New and amended accounting standards

All new standards and amendments that are effective for annual reporting period commencing January 1, 2023 have been applied by the Company for the year ended December 31, 2023. The adoption of these new and amended standards did not have material impact on the consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2023, and they have not been early adopted by the Company in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Company.

3.	BUSINESS COMBINATIONS

Fiscal year 2022 acquisitions:

During the year ended December 31, 2022, the Company acquired four subsidiaries from Mr. Tu Jingyi, a related party. These acquisitions have been accounted for in accordance with IFRS 3 guidelines under acquisition accounting, whereby the Company recognized the assets and liabilities transferred at their carrying amounts with carry-over basis.

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

The total revenue included in the Consolidated Statement of Profit or Loss for the year ended December 31, 2022 since the acquisition date contributed by Shenzhen GFAI and Guangzhou GFAI was $661,839. Total net loss for the year ended December 31, 2022 incurred by Shenzhen GFAI and Guangzhou GFAI since the acquisition date was $3,306,084.

Had Shenzhen GFAI and Guangzhou GFAI been consolidated from January 1, 2022, the Consolidated Statement of Profit or Loss for the year ended December 31, 2022 would show total revenue from Shenzhen GFAI and Guangzhou GFAI of $952,358 and total net loss from Shenzhen GFAI and Guangzhou GFAI of $3,746,740.

During the year ended December 31, 2023, the Company recorded a goodwill impairment loss on Shenzhen GFAI and Guangzhou GFAI of $1,867,009. No impairment loss on goodwill was recorded on Shenzhen GFAI and Guangzhou GFAI for the years ended December 31, 2023, 2022.

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

The total revenue included in the Consolidated Statement of Profit or Loss for the year ended December 31, 2022 since the acquisition date contributed by Beijing Wanjia was $1,785,789. Total net loss for the year ended December 31, 2022 incurred by Beijing Wanjia since the acquisition date was $204,127.

Had Beijing Wanjia been consolidated from January 1, 2022, the Consolidated Statement of Profit or Loss for the year ended December 31, 2022 would show revenue from Beijing Wanjia of $3,255,081 and net loss from Beijing Wanjia of $544,673.

No impairment loss on goodwill was recorded on Beijing Wanjia for the years ended December 31, 2023 and 2022.

(iii)	On January 20, 2022, the Company closed an acquisition to obtain 100% equity interest in AI Malaysia. The consideration is approximately $1 (RM1).

The following represents the purchase price allocation at the date of the acquisition:

January 20, 2022
Cash and cash equivalents	$12,500
Current liabilities	(13,184)
Goodwill	685
Total purchase price	$1

The revenue included in the Consolidated Statement of Profit or Loss for the year ended December 31, 2022 since the acquisition date contributed by AI Malaysia was $nil. Net loss incurred by AI Malaysia was $242,075 over the same period.

Had AI Malaysia been consolidated from January 1, 2022, the Consolidated Statement of Profit or Loss for the year ended December 31, 2022 would show revenue from AI Malaysia of $nil and net loss from AI Malaysia of $242,075.

During the year ended December 31, 2023, the Company recorded impairment loss on AI Malaysia of $685. No impairment loss on goodwill was recorded on AI Malaysia for the years ended December 31, 2022 and 2021.

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

During the year ended December 31, 2023, the Company recorded a goodwill impairment loss on AI Macau of $70,355. No impairment loss on goodwill was recorded on AI Macau for the years ended December 31, 2022 and 2021.

Fiscal year 2021 acquisitions:

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

The revenue included in the Consolidated Statement of Profit or Loss for the year ended December 31, 2021 since the acquisition date contributed by Handshake Networking Ltd was $484,318. Handshake Networking Limited also contributed net profit of $39,787 over the same period.

Had Handshake been consolidated from January 1, 2021, the Consolidated Statement of Profit or Loss for the year ended December 31, 2021 would show revenue from Handshake of $559,934 and net loss from Handshake of $72,325.

During the year ended December 31, 2023, the Company recorded a goodwill impairment loss on Handshake of $329,534. No impairment loss on goodwill was recorded on Handshake for the years ended December 31, 2022 and 2021.

(ii)	On November 1, 2021, the Company entered into a Transfer Agreement (the “Agreement”) to acquire 100% of the equity interests in Guardforce AI Singapore Pte. Ltd., a company incorporated in Singapore (“AI Singapore”). AI Singapore was controlled by Mr. Tu Jingyi and Mr. Tu Jingyi was the majority shareholder of Guardforce before the acquisition was completed.

The Company recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements to reflect the results for the full year 2021, irrespective of transaction date.

The following represents their assets and liabilities:

December 31, 2021
Cash and cash equivalents	$28,148
Other current assets	11,973
Current liabilities	(68,882)
Loss for the year	16,041
Additional paid in capital	$(12,720)

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	As of December 31,
	2023	2022
Cash on hand	$472,641	$471,408
Cash in bank	19,762,586	6,459,231
Subtotal	20,235,227	6,930,639
Restricted cash – current	100,764	-
Restricted cash – non-current	1,608,762	1,300,005
Subtotal	21,944,753	8,230,644
Cash at banks attributable to discontinued operations	28,642	-
Cash, cash equivalents, and restricted cash	$21,973,395	$8,230,644

5.	INVENTORIES

	As of December 31,
	2023	2022
Robots at warehouse	$4,743,645	$5,553,859
Security equipment	506,403	494,793
Impairment provision for inventories	(4,743,645)	(942,882)
Inventories	$506,403	$5,105,770

The Company recorded a provision for slow moving or obsolete robots’ inventory of $3,797,552, $942,882 and nil during the years ended December 31, 2023, 2022 and 2021, respectively.

6.	TRADE RECEIVABLES, NET

	As of December 31,
	2023	2022
Trade receivables	$5,780,144	$5,450,655
Provision for expected credit loss on trade receivables	(149,339)	(50,469)
Trade receivables, net	$5,630,805	$5,400,186

The movement in the Company’s provision for (recovery of) expected credit loss on trade receivables of $103,534, $(7,394) and $nil during the years ended December 31, 2023, 2022, and 2021, respectively.

The following tables details the Company’s trade receivables as of:

December 31, 2023

	Trade receivables - as of December 31, 2023
	<30	31-60	61-90	91 and over	Total
Trade receivables	$5,361,716	$61,041	$15,068	$192,980	$5,630,805

December 31, 2022

	Trade receivables - as of December 31, 2022
	<30	31-60	61-90	91 and over	Total
Trade receivables	$4,814,346	$385,662	$46,222	$153,956	$5,400,186

7.	WITHHOLDING TAXES RECEIVABLES, NET

	2023	2022
Balance at January 1,	$2,691,096	$3,531,953
Addition	739,573	749,205
Collection	(545,233)	(1,008,194)
Write off/Allowance for uncollectible	(683,344)	(448,243)
Exchange difference	22,754	(133,625)
Balance at December 31,	$2,224,846	$2,691,096

	As of December 31,
	2023	2022
Current portion	$607,221	$757,024
Non-current portion	1,617,625	1,934,072
Withholding taxes receivables, net	$2,224,846	$2,691,096

During the year ended December 31, 2023, the Company received a withholding tax refund of THB 18,959,514 (approximately $0.6 million) in connection with the Company’s 2018 withholding taxes refund applications of THB 29,188,153 (approximately $0.9 million). The Company wrote off approximately $0.3 million, representing the difference between the receivable recorded and the amount of refund from the Thai Revenue Department during the year ended December 31, 2023. Out of prudence, based on the amounts written off for the receivable related to year 2013 to 2018, the Company recorded a provision for withholding taxes receivables of approximately $0.4 million. As of December 31, 2023, the Company maintained an allowance of approximately $1.3 million against its withholding taxes receivable.

In March 2024, the Thailand Revenue Department informed the Company that they approved withholding tax refund for the Company’s 2019 withholding taxes is approximately THB 22.0 million (approximately $0.6 million).

During the year ended December 31, 2022, the Company received a withholding tax refund of THB 35,312,291 (approximately $1.0 million) in connection with the Company’s 2016 to 2017 withholding taxes refund applications (which totaled THB 56,107,574 or approximately $1.6 million). The Company wrote off approximately $0.6 million, representing the difference between the receivable recorded and the amount of refund from the Thai Revenue Department during the year ended December 31, 2022. As of December 31, 2022, the Company maintained an allowance of approximately $0.9 million against its withholding taxes receivable.

During the year ended December 31, 2021, the Company received a withholding tax refund of THB 20,724,273 (approximately $0.7 million), which represents the balance of the refunded amount received during 2020. The Company did not have any write offs during the year ended December 31, 2021. As of December 31, 2021, the Company maintained an allowance of approximately $1.1 million against its withholding taxes receivable.

8.	OTHER RECEIVABLES

	As of December 31,
	2023	2022
Cash advance to a third-party vendor	$795,899	$817,564
Provision for expected credit loss on other receivables	(795,899)	-
	$-	$817,564

The Company recognized a provision for expected credit loss on other receivables of $795,899 during the year ended December 31, 2023. No provision was made during the years ended December 31,2022 and 2021.

9.	OTHER CURRENT AND OTHER NON-CURRENT ASSETS

	As of December 31,
	2023	2022
Input VAT and other taxes receivable	$219,232	$293,429
Prepayments – office and warehouse rental	818,997	780,279
Prepayments - insurance	91,022	106,167
Prepayments - others	187,759	91,926
Uniforms	17,417	24,699
Tools and supplies	143,760	155,642
Deferred costs	-	219,782
Cash advances to employees	79,169	71,084
Interest receivable on bank deposits	108,215	-
Other current assets	$1,665,571	$1,743,008

Deposits	$402,447	$437,602
Deferred costs	-	9,720
Other non-current assets	$402,447	$447,322

10.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment	Office furbishing and equipment	Vehicles	Assets under construction	GDM machines	Robots	Total
Cost
At December 31, 2021	$3,239,683	$5,108,501	$5,412,444	$16,233,868	$248,686	$1,713,926	$5,369,070	$37,326,178
Acquisitions through business combinations	-	-	205,070	141,619	-	-	2,571,013	2,917,702
Additions	146,750	35,987	40,690	92,813	33,222	72,892	4,031,107	4,453,461
Disposals	(125,666)	(94,616)	(70,482)	(367,110)	-	(15,513)	(9,260)	(682,647)
Impairment of fixed assets	-	-	-	-	-	-	(4,408,037)	(4,408,037)
Transfer in (out)	1,426	-	-	-	(239,833)	238,407	-	-
Exchange differences	(115,329)	(181,857)	(233,371)	(582,203)	(8,853)	(61,014)	(359,078)	(1,541,705)
At December 31, 2022	$3,146,864	$4,868,015	$5,354,351	$15,518,987	$33,222	$1,948,698	$7,194,815	$38,064,952
Additions	-	13,390	26,202	39,199	74,126	1,144,766	810,559	2,108,242
Disposals	(106,385)	(107,569)	(97,835)	(214,021)	-	-	(301,877)	(827,687)
Impairment of fixed assets	-	-	-	-	-	-	(3,702,367)	(3,702,367)
Exchange differences	33,330	55,507	53,107	161,220	1,561	40,419	(46,977)	298,167
At December 31, 2023	$3,073,809	$4,829,343	$5,335,825	$15,505,385	$108,909	$3,133,883	$3,954,153	$35,941,307

Accumulated Depreciation
At December 31, 2021	$2,693,472	$4,906,277	$4,799,149	$13,447,168	$-	$891,378	$691,433	$27,428,877
Acquisitions through business combinations	-	-	184,364	136,723	-	-	520,516	841,603
Depreciation charged for the year	101,881	105,302	184,958	727,204	-	371,378	1,883,562	3,374,285
Disposals	(121,818)	(89,083)	(69,528)	(339,179)	-	(5,116)	(1,970)	(626,694)
Exchange differences	(96,194)	(174,465)	(209,201)	(478,260)	-	(27,393)	(34,367)	(1,019,880)
At December 31, 2022	$2,577,341	$4,748,031	$4,889,742	$13,493,656	$-	$1,230,247	$3,059,174	$29,998,191
Depreciation charged for the year	105,006	67,840	166,670	448,136	-	429,512	1,006,483	2,223,647
Disposals	(106,287)	(107,565)	(91,802)	(213,092)	-	-	(100,848)	(619,594)
Exchange differences	28,979	53,293	50,910	151,978	-	20,834	(10,656)	295,338
At December 31, 2023	$2,605,039	$4,761,599	$5,015,520	$13,880,678	$-	$1,680,593	$3,954,153	$31,897,582

Net book value
At December 31, 2022	$569,523	$119,984	$464,609	$2,025,331	$33,222	$718,451	$8,564,630	$8,066,761
At December 31, 2023	$468,770	$67,744	$320,305	$1,624,707	$108,909	$1,453,290	$-	$4,043,725

During the year ended December 31, 2023 and 2022, the Company recognized an impairment loss on robots’ assets of $3,682,789 and $4,408,037, respectively. There was no impairment of property, plant and equipment recorded for the years ended December 31, 2021. No property, plant and equipment were pledged as security for bank borrowings.

As of December 31, 2023 and 2022, net book value of robots’ assets of approximately $nil and $447,000, respectively were leased out to third parties and the robots’ assets were held and used by the lessee.

11.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILTIES

The carrying amounts of right-of-use assets are as below:

	2023	2022
Balance at January 1,	$4,171,409	$2,364,993
New leases	522,578	2,956,201
Termination of a lease	(19,786)	-
Depreciation expense	(2,006,421)	(1,066,662)
Exchange difference	20,428	(83,123)
Balance at December 31,	$2,688,208	$4,171,409

The total operating lease liabilities are as below:

	As of December 31,
	2023	2022
Current portion	$1,239,066	$1,774,192
Non-current portion	1,455,857	2,340,075
Operating lease liabilities	$2,694,923	$4,114,267

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during year 2023, 2022 and 2021 was 4.23%, 3.52% and 3.49%, respectively.

During the years ended December 31, 2023, 2022 and 2021, interest expense of $114,583, $89,470 and $109,848 arising from lease liabilities was included in finance costs, respectively. Depreciation expense related to right-of-use assets was $2,006,421, $1,066,662 and $2,279,722, respectively during the years ended December 31, 2023, 2022 and 2021.

12.	INTANGIBLE ASSETS, NET

	Computer software	Right-of-use Platform	Customer base	Technical know-how	Security Surveillance system	Intelligent Cloud Platform	Assets under construction - Cash Management Systems	Total
Cost
At December 31, 2021	$907,304	$-	$-	$-	$-	$-	$-	$907,304
Acquisitions through business combinations	-	729,934	1,116,730	514,968	1,356,666	-	-	3,718,298
Additions	12,740	-	-	-	37,687	3,000,000	194,495	3,244,922
Exchange differences	(32,299)	(56,905)	(74,620)	(15,624)	(33,455)			(212,903)
At December 31, 2022	$887,745	$673,029	$1,042,110	$499,344	$1,360,898	$3,000,000	$194,495	$7,657,621
Additions	21,137	-	-	-	200,101	1,590,546	-	1,811,784
Impairment of intangible assets	-	(542,463)	(185,594)	-	-	(2,985,495)	-	(3,713,552)
Exchange differences	10,340	(15,907)	(26,956)	(13,232)	(36,775)	(471)	(413)	(83,414)
At December 31, 2023	$919,222	$114,659	$829,560	$486,112	$1,524,224	$1,604,580	$194,082	$5,672,439

Accumulated amortization
At December 31, 2021	$742,988	$-	$-	$-	$-	$-	$-	$742,988
Acquisitions through business combinations	-	-	-	-	526,859	-	-	526,859
Amortization charged for the year	50,036	50,894	408,463	28,128	105,156	-	-	642,677
Exchange differences	(25,856)	(417)	(2,595)	277	(19,455)	-	-	(48,046)
As December 31, 2022	$767,168	$50,477	$405,868	$28,405	$612,560	$-	$-	$1,864,478
Amortization charged for the year	53,859	65,753	312,268	55,501	103,162	403,051	-	993,594
Exchange differences	9,573	(1,571)	(11,865)	(950)	(16,599)	(471)	-	(21,883)
As December 31, 2023	$830,600	$114,659	$706,271	$82,956	$699,123	$402,580	$-	$2,836,189

Net book value
At December 31, 2022	$120,577	$622,552	$636,242	$470,939	$748,338	$3,000,000	$194,495	$5,793,143
At December 31, 2023	$88,622	$-	$123,289	$403,156	$825,101	$1,202,000	$194,082	$2,836,250

13.	TRADE AND OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2022
Trade payables – third parties	$2,113,401	$2,060,856
Accrued salaries and bonus	603,112	515,758
Other payables, accrued customer claims, cash loss and shortage*	300,337	57,381
Trade and other payables	$3,016,850	$2,633,995

Output VAT and other taxes payable	$100,166	$118,125
Accrued Expenses	639,556	522,059
Payroll Payable	925,142	979,027
Provision for stock-based compensation expense**	830,000	-
Other Payables	419,964	289,494
Deferred revenue	256,815	568,664
Other current liabilities	$3,171,643	$2,477,369

*	Includes a provision for penalty for failure to meet certain performance indicators as stipulated in certain customer contracts for approximately $10,000 and $11,800 respectively.

**	During the year ended December 31, 2023, management of the Company decided to grant restricted shares to officers and certain employees based on their performance in 2023 under the Company’s 2022 Equity Incentive Plan. The Board of Directors approved the number of restricted shares to be granted to each individual on March 14, 2024 (Note 20).

14.	BORROWINGS

		As of December 31,
		2023	2022
Short-term bank borrowing	(a)	$140,902	$-
Current portion of long-term bank borrowings	(a)	196,339	947,559
Current portion of long-term third party borrowing	(b)	-	2,234,057
Long-term bank borrowings	(a)	44,410	432,179
Long-term third party borrowing	(b)	-	13,467,639
Total borrowings		$381,651	$17,081,434

(a)	The Company maintains borrowings with two financial institutions. The borrowings are used for working capital purposes to support its business operations in Thailand. For the year ended December 31, 2023, the Company had two bank loans with interest at the rates of 4.69% and 3.77% with maturity dates of April 7, 2025 and September 25, 2024, respectively. For the year ended December 31, 2022, the Company had three bank loans with interest at the rates of 4.69%, 4.97%and 4.72% with maturity dates of April 7, 2025, June 30, 2023 and February 1, 2023, respectively. For the year ended December 31, 2021, the Company had four bank loans with interest at the rates of 4.47%, 2%, 2%, and 4.22%, respectively. For the years ended December 31, 2023, 2022 and 2021, interest expense recorded for the bank borrowings was $60,131, $68,010 and $78,353, respectively.

As of December 31, 2023, the Company had unused bank overdraft availability of approximately $292,000.

As of December 31, 2022, the Company had unused bank overdraft availability of approximately $289,000.

(b)	On April 25, 2018, Guardforce TH Group Company Limited (“Guardforce TH”), entered into an agreement with Profit Raider Investment Limited (“Profit Raider”) to transfer a loan in the principal amount of $13.42 million (the “Loan”) between Guardforce TH and Guardforce AI Co., Limited (the “Company”) to Profit Raider. As a result, the Company recorded a short-term borrowing in the Loan bearing interest at 4% from April 30, 2019 to December 31, 2019 and 3.22% prior to April 30, 2019. The Company assumed an additional liability of approximately $576,000 which has been treated as an additional expense paid in 2018. The holding companies have guaranteed the short-term borrowing from Profit Raider which amount is due on December 31, 2020. On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of the Company from Guardforce AI Technology to Profit Raider. As a result of the 2021 and 2023 share consolidation, the number of ordinary shares transferred to Profit Raider became 41,666. On September 29, 2022, Profit Raider entered into a deed of assignment and transfer (the “Assignment Deed”) with WK Venture Success Limited (“WK Venture”), and the Loan was assigned and transferred to WK Venture. On December 30, 2022, Guardforce TH entered into two supplemental agreements (the “Agreements”) with WK Venture and other parties thereto to further extend the Loan to December 31, 2024 which was conditional upon payment by Guardforce TH to WK Venture of $100,000 as part payment of the interest accrued with the same interest rate on the Loan. Such payment was made in full upon the execution of the Agreement. Being that in accordance with the terms of the Agreements, the Company is required to pay the full principal amount of the Loan, along with accrued interest, on December 31, 2024 and the Company is not required to make monthly payments on this obligation.

On September 28, 2023, the Company entered into a loan conversion agreement (the “Loan Conversion Agreement”) with WK Venture. Pursuant to the Loan Conversion Agreement, WK Venture will convert its outstanding loans to the Company in exchange for ordinary shares, par value $0.12 per share of the Company. As of the date of the Loan Conversion Agreement, a total (which includes the principal amount and accrued unpaid interest) of $15,914,614.59 were owed to WK Venture by the Company. According to the Loan Conversion Agreement, WK Venture discharged the entire loan amount and accrued unpaid interest in exchange for receiving 2,947,150 ordinary shares of the Company at a conversion price of $5.40 per share. This loan conversion was completed upon the Company issuing the ordinary shares in October 2023.

For the year ended December 31, 2023, 2022 and 2021, interest expense recorded for the third-party borrowing was $230,849, $616,116 and $612,387.

15.	CONVERTIBLE NOTE PAYABLE

On October 25, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“CVP”), pursuant to which the Company issued CVP an unsecured convertible promissory note on October 25, 2022 in the original principal amount of $1,707,500.00 (the “Note”), convertible into the Company’s ordinary shares. After deducting the original issue discount (“OID”) and the legal fees directly associated with the issuance of the Note, the Company received net proceeds of $1,500,000.

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

For the year ended December 31, 2022, original issue discount (“OID”) of $187,000, cash placement agent fee of $110,000 and interest expense of $22,767 were recorded as finance costs. $20,000 of legal fees directly associated with the issuance of the Note is recorded as administrative expense in the Consolidated Statement of Profit or Loss.

On April 17, 2023, CVP delivered to the Company a conversion notice informing the Company that CVP had elected to convert a portion of the Note balance $1,238,400 at the conversion price of $7.20 into fully paid and non-assessable ordinary shares of the Company. In connection with this conversion, the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023. On October 25, 2023, the Company paid $554,238 to CVP to fully settle the remaining Note balance.

For the year ended December 31, 2023, and 2022, interest expense of $60,094 and $22,767 were recorded as finance costs, respectively.

16.	FINANCE LEASE LIABILITIES

	As of December 31,
	2023	2022
Current portion	$108,597	$398,136
Non-current portion	218,996	233,550
Finance lease liabilities	$327,593	$631,686

For the years ended December 31, 2023, 2022 and 2021, interest expense was $28,126, $51,070 and $84,794, respectively.

The minimum lease payments under finance lease agreements are as follows:

	As of December 31,
	2023	2022
Within 1 year	$126,042	$423,514
After 1 year but within 5 years	236,293	253,448
Less: Finance charges	(34,742)	(45,276)
Present value of finance lease liabilities, net	$327,593	$631,686

Finance lease assets comprise primarily vehicles and office equipment as follow:

	As of December 31,
	2023	2022
Cost	$655,371	$1,571,075
Less: Accumulated depreciation	(215,038)	(564,844)
Net book value	$440,333	$1,006,231

17.	TAXATION

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

British Virgin Islands

The Company’s subsidiary incorporated in the BVI is not subject to taxation.

The Company’s operating subsidiaries incorporated in different tax jurisdiction are subject to different corporate income tax rate as follows:

Corporate income tax rate
Hong Kong	16.5%
Singapore	17.0%
Thailand	20.0%
Malaysia	24.0%
Macau	12.0%
United States	21.0%
Australia	0.0%
United Arab Emirates	25.0%
United Kingdom	19.0%
South Korea	25.0%
Japan	23.2%
Canada	15.0%
Vietnam	20.0%
China	25.0%

Pre-tax profit (loss) from continuing operations, by jurisdiction, for the years ended December 31, 2023, 2022 and 2021 is as follows:

	For the years ended December 31,
	2023	2022	2021
Cayman Islands	$(4,100,487)	$(4,302,089)	$(1,733,786)
BVI	(16,537)	(17,811)	(12,769)
Hong Kong	(10,805,695)	(3,245,238)	(628,015)
Singapore	(180,619)	(160,228)	(16,041)
Thailand	(2,852,376)	(5,826,236)	(3,873,611)
Malaysia	(2,761,202)	(478,658)	-
Macau	(193,865)	(161,513)	-
United States	(321,399)	(572,088)	-
Australia	15,199	(15,199)	-
United Arab Emirates (UAE)	(22,157)	(72,036)	-
United Kingdom	1,350	(1,350)	-
South Korea	(11,236)	(20,029)	-
Japan	(189,773)	(77,055)	-
Canada	3,418	(2,997)	-
Vietnam	17,123	(17,123)	-
China	(7,770,944)	(3,501,768)	-
	$(29,189,200)	$(18,471,418)	$(6,264,222)

The components of the income tax provision are:

	For the years ended December 31,
	2023	2022	2021
Current income tax expense	$-	$-	$-
Deferred income tax expense (benefit)	(434,320)	132,208	(732,868)
Total income tax (benefit) expense	$(434,320)	$132,208	$(732,868)

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2023	2022	2021
(Loss) Profit before income tax expense*	$(994,531)	$(3,840,120)	$(4,068,887)
Thailand income tax statutory rate	20%	20%	20%
Income tax at statutory tax rate	(198,906)	(768,024)	(813,777)
Deferred tax assets not recognized	713,468	768,024	-
Permanent differences	(80,242)	132,208	80,910
Income tax expense (benefit)	$434,320	$132,208	$(732,868)

*	This amount represents profit before income tax after adjustments for non-deductible and non-taxable expense items from the Thailand operating entity.

Deferred tax assets and liabilities are comprised of the following:

	As of December 31,
	2023	2022
Provision for employee benefits	$982,013	$965,560
Net operating loss carried forward	893,693	671,894
Valuation allowance	(724,866)	-
Deferred tax assets	1,150,840	1,637,454
Less:
Deferred tax liabilities - finance leases	(65,363)	(125,701)
Deferred tax assets, net	$1,085,477	$1,511,753

18.	PROVISION FOR EMPLOYEE BENEFITS

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

The following assumptions have been adopted for Plan A’s actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as follows.

Age Group (Years)	Annual Voluntarily Resignation Rate of Direct Cost Staff	Annual Voluntarily Resignation Rate of Indirect Cost Staff
Below 31	17%	24%
31-40	8%	16%
41-50	6%	13%
Above 50	0%	0%

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 2.85% per year based on the zero coupon yield rate of government bonds in Thailand from the Thai Bond Market Association (Thai BMA) as of December 31, 2023. Duration (or single weighted average remaining time to retire) is 20.31 years.

2.	Salary Increase Rate: 1.70% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Movement in the present value of Plan A’s retired benefit obligation:

	As of December 31,
	2023	2022
Defined benefit obligations at January 1,	$4,827,800	$5,827,355
Transfer to R&I	-	(19,304)
Benefits paid during the year	(578,457)	(922,305)
Current service costs	442,700	459,975
Interest	121,651	110,483
Past service cost and gain on settlement	37,677	155,697
Actuarial gain (loss)	3,431	(559,544)
Exchange differences	55,265	(224,557)
Defined benefit obligations at December 31,	$4,910,067	$4,827,800

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

For the year ended December 31, 2023

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$4,526,095	$(383,972)	-7.82	-1	$5,354,805	$444,737	9.06
Salary Increase Rate	1	5,197,550	287,483	5.86	-1	4,658,682	(251,385)	-5.12
Turnover Rate	1	4,749,274	(160,793)	-3.27	-1	4,961,641	51,574	1.05
Life Expectancy	+1 Year	4,920,291	10,224	0.21	-1 Year	4,899,921	(10,146)	-0.21

For the year ended December 31, 2022

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$4,500,166	$(327,634)	-6.79	-1	$5,201,435	$373,635	7.74
Salary Increase Rate	1	5,064,621	236,821	4.91	-1	4,617,667	(210,133)	-4.35
Turnover Rate	1	4,683,817	(143,983)	-2.98	-1	4,871,730	43,930	0.91
Life Expectancy	+1 Year	4,837,009	9,207	0.19	-1 Year	4,818,657	(9,143)	-0.19

For the year ended December 31, 2021

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$5,406,718	$(412,414)	-7.09	-1	$6,291,799	$472,667	8.12
Salary Increase Rate	1	6,141,412	322,280	5.54	-1	5,534,865	(284,267)	-4.89
Turnover Rate	1	5,596,605	(222,526)	-3.82	-1	5,905,978	86,846	1.49
Life Expectancy	+1 Year	5,832,121	12,989	0.22	-1 Year	5,806,228	(12,904)	-0.22

Maturity profile of the defined benefit obligation as of December 31, are as follow:

Year	Defined Benefit Obligation
2024	$362,284
2025	321,130
2026	276,878
2027	360,796
2028	248,829
2029	252,801
2030	356,732
2031	548,682
2032	253,819
2033	212,944
2034-2048	13,008,757
>2048	8,081,234

The following assumptions have been adopted for Plan B’s actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as follows.

Age Group (Years)	Annual Voluntarily Resignation Rate of Indirect Cost Staff
Below 31	24%
31-40	16%
41-50	13%
Above 50	0%

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 3.03% per year based on the zero coupon yield rate of government bonds in Thailand from the Thai Bond Market Association (Thai BMA) as of December 31, 2023. Duration (or single weighted average remaining time to retire) is 26.48 years.

2.	Salary Increase Rate: 1.70% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Movement in the present value of Plan B’s retired benefit obligation:

	As of December 31,
	2023	2022
Defined benefit obligations at January 1,	$21,814	$-
Transfer from GF Cash (CIT)	-	19,304
Benefits paid during the year	(2,884)	-
Current service costs	4,876	1,971
Interest	607	285
Past service cost and loss on settlement	2,491	-
Actuarial loss	(1,298)	-
Exchange differences	309	254
Defined benefit obligations at December 31,	$25,915	$21,814

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

For the year ended December 31, 2023

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$23,156	$(2,760)	-10.65	-1	$29,123	$3,208	12.38
Salary Increase Rate	1	28,622	2,707	10.45	-1	23,565	(2,351)	-9.07
Turnover Rate	1	24,032	(1,883)	-7.27	-1	26,976	1,061	4.09
Life Expectancy	+1 Year	26,000	84	0.32	-1 Year	25,832	(84)	-0.32

For the year ended December 31, 2022

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$19,346	$(2,469)	-11.32	-1	$24,710	$2,896	13.27
Salary Increase Rate	1	24,176	2,362	10.83	-1	19,782	(2,032)	-9.32
Turnover Rate	1	20,142	(1,672)	-7.67	-1	22,799	985	4.51
Life Expectancy	+1 Year	21,887	73	0.33	-1 Year	21,742	(72)	-0.33

Maturity profile of the defined benefit obligation as of December 31, are as follow:

Year	Defined Benefit Obligation
2024	$-
2025	-
2026	-
2027	-
2028	-
2029	-
2030	-
2031	-
2032	-
2033	-
2034-2048	311,388
>2048	286,118

19.	SHAREHOLDERS’ EQUITY

Equity transactions in fiscal year 2023:

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

On February 17, 2023, a total of 2,339 fractional shares were canceled as a result of the share consolidation.

In connection with the restricted ordinary shares issued on June 16, 2022 as a deposit to acquire 100% of the equity interests in seven Kewei Group companies, such acquisition was terminated on September 13, 2022 (Note 23) and on February 13, a total of 243,000 shares were returned and cancelled.

In connection with an asset purchase agreement entered between the Company and Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) on December 21, 2022 to purchase certain of Shenzhen Kewei’s robot-related business assets in China (Note 1), on March 1, 2023, a total of 262,500 restricted ordinary shares were issued to the shareholders of Shenzhen Kewei.

In connection with the conversion of the convertible note with Streeterville Capital, LLC (“CVP”) (Note 15), the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023.

On May 5, 2023, the Company completed an underwritten public offering (“CMPO 1”) to issue 1,720,430 ordinary shares and an additional 258,064 ordinary shares for the exercise of an over-allotment option at the time of the closing at a public offering price of $4.65 per share for aggregate gross proceeds of approximately $9.2 million. On May 12, 2023, the Company completed another underwritten public offering (“CMPO 2”) to issue 2,580,600 ordinary shares and an additional 387,090 ordinary shares for the exercise of an over-allotment option at the time of the closing at a public offering price of $4.65 per share for aggregate gross proceeds of approximately $13.8 million.

In connection with the Loan Conversion Agreement with WK Venture, WK Venture agreed to convert the entire loan amount and accrued unpaid interest to the Company’s ordinary shares at a conversion price of $5.40 per share (Note 14). The Company issued 2,947,150 ordinary shares to WK Venture in October 2023.

A total of 128,901 warrants were exercised during the year ended December 31, 2023. No warrants were exercised subsequently from December 31, 2023 to the date of this report. As of December 31, 2023, we have an aggregate of 2,013,759 warrants issued and outstanding. On March 8, 2023, the Company issued a Notice regarding Adjustment of Exercise Price (for Public Warrants) after share consolidation to the Company’s public warrant holders. As a result of the share consolidation, the exercise price under the public warrant was proportionately increased from $0.16 to $6.40, the exercise price under the private warrant was proportionately increased from $0.18 to $7.20. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

Equity transactions subsequent to fiscal year 2023:

The Company completed the separation with Handshake that the returning 1,091 restricted ordinary shares was cancelled on March 4, 2024 (Note 1).

On March 6, 2024, the Company issued an aggregate number of 120,000 restricted ordinary shares to three independent directors on the Board of Directors, representing 60,000 restricted ordinary shares for their service performed in 2023 and 60,000 restricted ordinary shares for their service to be performed in 2024 (Note 20).

Equity transactions in fiscal year 2022:

On June 16, 2022, a total of 3,780,000 shares were issued to acquire 100% of the equity interests in Beijing Wanjia. As a result of the 2023 share consolidation, consideration became a total of 94,500 shares issued.

On June 16, 2022, a total of 9,720,000 shares were issued as a deposit to acquire 100% of the equity interests in seven Kewei Group companies. On September 13, 2022, the Company and the shareholders of seven Kewei Group companies signed a termination agreement to terminate such acquisition. After the 2023 share consolidation, the 9,720,000 shares issued became 243,000 shares, which were returned and cancelled on February 13, 2023 (see Note 23).

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

On February 25, 2022 and April 26, 2022, the Company issued 10,000 and 10,000 ordinary shares, respectively, totaling 20,000 ordinary shares to the vendor as compensation for serving the Company. As a result of the 2023 share consolidation, compensation expense became a total of 500 shares issued (Note 20).

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

After the two private placements and the issuance of a convertible note (Note 15), the exercise price of both the Company’s IPO warrants which were issued on September 28, 2021 and private warrants which were issued on January 20, 2022, were adjusted to $0.16 and $0.18, respectively pursuant to the antidilution provisions of warrants. As a result of the 2023 share consolidation, the exercise price was proportionately increased from $0.16 to $6.40 and from $0.18 to $7.20, respectively. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

On July 12, 2022, the Company entered into warrant solicitation inducement letters with several investors that are existing holders of its warrants through the private placement on January 20, 2022 (“Private Warrants”) wherein the investors agreed to exercise 5,581,918 outstanding warrants to purchase an aggregate of 5,581,918 ordinary shares for cash, at an exercise price reduced by the Company from $1.15 per share to $0.238 per share. As a result of the 2023 share consolidation, the purchased ordinary shares became a total of 139,547 shares, the exercise price became $46 per share to $9.52 per share after the 2023 share consolidation adjustment. In consideration for the immediate exercise of the existing warrants for cash, the Company issued one-half (1/2) of an ordinary share for each warrant exercise. As a result, the exercising holders received approximately 2,790,959 ordinary shares as share consideration. As a result of the 2023 share consolidation, consideration became a total of 69,773 shares issued. The Company received aggregate net proceeds of approximately $1.23 million. As a result of the warrant exercise, the exercise price of the Company’s warrants issued through the initial public offering on September 28, 2021 (“Public Warrants”) were adjusted to $0.16 and the exercise price of the Company’s Private Warrants were adjusted to $0.18. As a result of the 2023 share consolidation, the exercise price was proportionately increased from $0.16 to $6.40 and from $0.18 to $7.20, respectively. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

Including the warrant solicitation inducement, a total of 8,195,641 warrants were exercised during the year ended December 31, 2022. 6,007,942 warrants were exercised subsequently from January 1, 2023 to the date of this report. As of December 31, 2022 and the date of this report, we have an aggregate of 8,021,701 and 2,013,759 warrants issued and outstanding, respectively.

Equity transactions in fiscal year 2021:

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

Stock-based compensation in fiscal year 2023:

On August 31, 2023, the Company granted a total of 60,000 restricted ordinary shares to three independent directors on the Board of Directors for their service performed in 2023 under the Company’s 2022 Equity Incentive Plan. This stock-based compensation expense amounting to $271,800 was recorded on the Company’s consolidated statements of profit or loss. On March 6, 2024, the Company issued an aggregate number of 120,000 restricted ordinary shares to three independent directors, representing 60,000 restricted ordinary shares for their service performed in 2023 and 60,000 restricted ordinary shares for their service to be performed in 2024.

During the year ended December 31, 2023, a provision for stock-based compensation of $830,000 was made according to the management plan to grant restricted shares to officers and certain employees based on their performance in 2023 under the Company’s 2022 Equity Incentive Plan (Note 13). This stock-based compensation expense amounting to $830,000 was recorded on the Company’s consolidated statements of profit or loss. The number of restricted shares to be granted was determined subsequent to December 31, 2023. On March 14, 2024, the Board of Directors approved the number of restricted shares to be granted to each individual. As of the date of this report, the Company has yet issued the restricted ordinary shares.

Stock-based compensation in fiscal year 2022:

On January 25, 2022, the Company granted and issued 260,000 restricted ordinary shares to certain employees under the Company’s 2022 Equity Incentive Plan. This stock-based compensation expense was $238,914. As a result of the 2023 share consolidation, the number of restricted ordinary shares issued to certain employees became a total of 6,500 shares.

On October 25, 2021, the Company entered into an agreement with a third party vendor to provide investor relations services for a term of one-year. The agreement was terminated on May 7, 2022. During the year ended December 31, 2022, the Company issued 20,000 ordinary shares to the vendor as compensation for serving the Company. This stock-based compensation expense was $13,181. As a result of the 2023 share consolidation, compensation resulted in 500 shares being issued.

Stock-based compensation in fiscal year 2021:

On December 16, 2019, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with VCAB Eight Corporation, a Texas corporation (“VCAB”), pursuant to which, subject to certain preconditions being satisfied, it was agreed that VCAB would merge with and into the Company. The main objective of the Merger was to increase the Company’s shareholder base to, among other things, assist the Company in satisfying the listing standards of a national security exchange in the United States. The Merger was completed effective on March 10, 2020, and the separate existence of VCAB ceased on that date. As consideration for the Merger, the Company agreed to issue an aggregate of 877,021 shares of capital stock (“Plan Shares’) to VCAB’s claim holders. As of December 31, 2020, the Company has issued 689,427 of the Plan Shares to approximately 670 designated and Bankruptcy Court approved claim holders. During 2021, the Company issued 187,594 of the Plan Shares to additional claim holders upon their approval by the Bankruptcy Court. Following the completion of this process, the Company has approximately 1,300 holders of its outstanding ordinary shares. The Company recorded the fair value of the shares in connection to the 877,025 shares issued in the merger transaction of $18,826 as stock-based compensation expense. As a result of the 2021 and 2023 share consolidation, the agreed number of Plan shares became 21,924. The Company issued 17,235 of the Plan Shares and the remaining Plan Shares issued became 4,689 shares.

On January 8, 2020, Guardforce AI Service Ltd. entered into agreements with and transferred 833,333 shares each, totaling 1,666,666 of the Company’s ordinary shares, to, Mr. Terence Wing Khai Yap, the Company’s Chairman and Ms. Lei Wang, the Company’s Chief Executive officer. The shares, deemed as issuances by the Company, were transferred to Mr. Yap and Ms. Wang as compensation for serving in their roles as the Company’s Chairman and Chief Executive Officer, respectively. The Company accounted for these transfers as stock-based compensation expense; the aggregate charge was $46,341, representing the fair value of the shares being transferred. As a result of the 2021 and 2023 share consolidation, the number of ordinary shares transferred to Mr. Yap and Ms. Wang became 20,833 shares each, totaling 41,666 shares.

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

21.	SELLING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

	For the years ended December 31,
	2023	2022	2021
Staff expense	$6,392,020	$6,753,737	$3,310,362
Rental expense	536,272	452,137	2,564
Depreciation and amortization expense	2,439,986	2,997,945	1,261,988
Utilities expense	87,327	72,550	91,180
Travelling and entertainment expense	445,714	600,362	145,247
Professional fees	1,434,367	2,086,279	1,164,536
Repairs and maintenance	68,696	57,782	69,805
Other service fees	322,894	433,822	240,328
Research and development expense	169,511	99,947	-
Other expenses*	1,013,688	989,687	888,280
	$12,910,475	$14,544,248	$7,174,290

*	Other expenses mainly comprised of office expenses, stamp duties, training costs, etc.

22.	LEGAL RESERVE

Thailand

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is at least 10% of the registered share capital. The legal reserve is non-distributable. The Company reserve has met the legal reserve requirement of $223,500 as of December 31, 2023 and 2022.

The PRC

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2023 and 2022, the Company did not accrue any legal reserve.

23.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023:

Name of related parties	Relationship with the Company
Tu Jingyi (“Mr. Tu”)	Shareholder of the Company
Guardforce AI Technology Limited	Holding Company
Guardforce AI Service Limited	Holding Company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	Controlled by Mr. Tu
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	Controlled by Mr. Tu
Nanjing Zhongzhi Yonghao Robot Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Nanchang Zongkun Intelligent Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Sichuan Qiantu Guardforce Robot Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
CSF Mingda Technology Co., Ltd	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Qianban Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Guardforce Security Service (Shanghai) Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Guardforce Qiyun Technology Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Yongan Security Alarm System Co., Ltd.	Mr. Tu is the majority shareholder of its ultimate holding company
Guardforce Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce Holdings (HK) Limited	Controlled by Mr. Tu’s father
Guardforce TH Group Company Limited	Mr. Tu’s father is the majority shareholder
Guardforce Security (Thailand) Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce Aviation Security Company Limited	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Perfekt Technology & System Co., Ltd.	Mr. Tu’s father is the majority shareholder of its ultimate holding company
InnoAI Technology (Shenzhen) Co., Ltd.	Controlled by Jia Lin, President of the Company

The principal related party balances as of December 31, 2023 and 2022 and transactions for the years ended December 31, 2023, 2022 and 2021 are as follows:

Amounts due from related parties:

		As of December 31,
		2023	2022
Guardforce TH Group Company Limited	(c)	$1,804	$894
Guardforce AI Technology Limited	(c)	-	423
Guardforce AI Service Limited	(c)	-	423
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	(a)	-	7,312,883
Shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(b)	2,160,000	7,020,000
Nanjing Zhongzhi Yonghao Robot Co., Ltd.	(c)	-	7,297
Nanchang Zongkun Intelligent Technology Co., Ltd.	(c)	-	7,310
Sichuan Qiantu Guardforce Robot Technology Co., Ltd.	(c)	-	3,777
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.	(c)	-	144,737
CSF Mingda Technology Co., Ltd	(c)	10,834	11,129
		$2,172,638	$14,508,873

(a)	Amounts due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited (“CIOT”) comprised of $2,382,592 representing prepayments for the purchase of robots from CIOT, $2,773,560 receivables in connection with the robots returned to CIOT and $481,375 expense paid on behalf of CIOT. On December 31, 2023, the Company made a full allowance for doubtful debts of $5,637,527 on the amount due from CIOT.

(b)

On May 24, 2022, the Company entered into a securities purchase agreement with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in seven Kewei Group companies from Shenzhen Kewei. The acquisition purchase price of $21,600,000 were paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%) at $2.00 per share. During the year ended December 31, 2022, the Company fully paid the purchase considerations. Cash amount of $2,160,000 was paid and 9,720,000 restricted ordinary shares of the Company were issued. After the 2023 share consolidation, the 9,720,000 shares issued became 243,000 shares. The restricted ordinary shares issued were valued at $0.50 per share, as a result of the 2023 share consolidation, the value became $20 per share, based on the market share price at the issuance date, the equity portion of the deposit paid for business acquisitions was $4,860,000.

On September 13, 2022, the Company terminated the securities purchase agreement, the cash paid to Shenzhen Kewei was agreed to be refunded and the shares issued to Shenzhen Kewei were agreed to be returned within 90 days of the signing of the termination agreement. On February 13, 2023, after the 2023 share consolidation, 243,000 restricted ordinary shares amounting to $4,860,000 were returned to and cancelled by the Company.

(c)	Amounts due from these related parties represent business advances for operational purposes. On May 25, 2023 and December 27, 2023, the Company, Mr. Tu and these related parties agreed to offset certain receivable and payable balances.

Amounts due to related parties:

		As of December 31,
		2023	2022
Tu Jingyi	(a)	$152,725	$210,028
Guardforce Holdings (HK) Limited	(b)	43,337	394,016
Guardforce Security (Thailand) Company Limited	(c)	74,429	77,413
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(d)	2,528,916	2,403,555
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.	(e)	63,718	394,151
Shenzhen Qianban Technology Co., Ltd.	(e)	-	99,733
Guardforce Security Service (Shanghai) Co., Ltd.	(e)	35,225	267,764
Shenzhen Guardforce Qiyun Technology Co., Ltd.	(e)	-	189
Shanghai Yongan Security Alarm System Co., Ltd.	(e)	-	21,842
Guardforce Aviation Security Company Limited	(c)	156	-
		$2,898,506	$3,868,691

(a)	Amount due to Tu Jingyi (“Mr. Tu”) represents accrued interest on loans. During the year ended December 31, 2023, the Company repaid $78,863 to Mr. Tu to settle a portion of accrued interest outstanding as of December 31, 2022. Interest accrued for the year ended December 31, 2023 was $21,560.

(b)

As of December 31, 2023, amount due to Guardforce Holdings (HK) Limited represents the interest accrued for the year December 31, 2023. During the year ended December 31, 2023, the Company had fully repaid the outstanding balance as of December 31, 2022, which comprised of $195,398 advances made and $198,618 accrued interests on loans.

(c)	Amounts due to Guardforce Security (Thailand) Company Limited, Guardforce Aviation Security Company Limited and Guardforce Aviation Security Company Limited represent accounts payable for services provided by related parties.

(d)	Amounts due to Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Keiwei”) and its subsidiaries comprised of $2,754,489 representing trade payables for the purchase of robots from a related party and $5,600 expense paid on behalf by a related party, offset with receivable balance of (i) $151,265 from the return of robots to Shenzhen Kewei; (ii) $68,350 robots rental fee charged to Shenzhen Kewei; and (iii) $11,558 expense paid expense paid on behalf of Shenzhen Kewei.

(e)	Amounts due to related parties represent business advances for operational purposes.

Short-term borrowing from a related party:

		As of December 31,
		2023	2022
Guardforce Holdings (HK) Limited	(a)	$1,666,846	$3,148,500
Tu Jingyi	(c)	1,437,303	-
		$3,104,149	$3,148,500

Long-term borrowings from related parties:

		As of December 31,
		2023	2022
Guardforce Holdings (HK) Limited	(b)	$-	$18,346
Tu Jingyi	(c)	-	1,437,303
		$-	$1,455,649

(a)	On April 17, 2020, the Company borrowed $2,735,000 from Guardforce Holdings (HK) Limited. As of December 31, 2022, the outstanding balance of this loan was $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan was due on April 16, 2023 and was verbally agreed to extend with the same terms and conditions until this loan is scheduled to be settled in late 2023. For the years ended December 31, 2023, 2022 and 2021, interest expense on this loan was $40,458, $27,350 and $54,700, respectively. This loan is classified as short-term borrowing from a related party. Pursuant to the repayment plan provided by Mr. Tu on March 1, 2023, Mr. Tu agreed to waive the Company’s repayment of the borrowings from Guardforce Holdings (HK) Limited and borrowings from Mr. Tu if Mr. Tu is unable to settle the amount due from his controlled entities in full as of December 31, 2023. In execution of the repayment plan, on May 25, 2023, the Company and Mr. Tu made an arrangement to legally offset the Company’s related party payables with the borrowings from Guardforce Holdings (HK) Limited (the “Netting Arrangement”). On May 25, 2023, the principal amount of this loan of $1,068,154 was settled under the Netting Arrangement.

On September 9, 2020, the Company borrowed $413,500 from Guardforce Holdings (HK) Limited. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the years ended December 31, 2023, 2022 and 2021, interest expense on this loan was $2,757, $4,135 and $8,270, respectively. On May 25, 2023, the principal amount of this loan of $413,500 was settled under the Netting Arrangement.

(b)	On December 31, 2019, the Company borrowed $1,499,998 from Guardforce Holdings (HK) Limited. As of December 31, 2022, the outstanding balance of this loan was $18,346. The loan is unsecured and it bears an interest rate of 2%. The loan is due on June 30,2025. For the years ended December 31, 2023, 2022 and 2021, interest expense on this loan recorded under amount due to related parties was $122, $183 and $14,940, respectively. On May 25, 2023, the principal amount of this loan of $18,346 was settled under the Netting Arrangement.

(c)	On September 1, 2018, the Company entered into an agreement with Tu Jingyi whereby Tu Jingyi loaned $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest rate at 1.5%. The loan is due on June 30, 2025. For the years ended December 31, 2023, 2022 and 2021, interest expense on this loan recorded under amount due to related parties was $21,560, $10,780 and $21,560, respectively. Pursuant to the settlement agreement (Note 28), management of the Company plans to repay this loan within 12 months, therefore, this loan is classified as short-term borrowing from a related party.

Related party transactions:

		For the years ended December 31,
	Nature	2023	2022	2021
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$918,536	$792,499	$763,256
Guardforce Aviation Security Company Limited	(b)	1,643	4,052	5,739
Perfekt Technology & System Co., Ltd.	(c)	-	-	6,850
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(d)	6,178	5,964,199	5,702,103
Shenzhen Kewei Robot Technology Co., Limited – Purchases	(e)	93,633	1,196,450	-
Shenzhen Kewei Robot Technology Co., Limited – ICP	(f)	-	3,000,000	-
InnoAI Technology (Shenzhen) Co., Ltd.	(g)	49,000	-	-
		$1,068,990	$7,823,592	$6,477,948

Service/ Products delivered to related parties:
Guardforce Limited	(h)	-	-	12,846
GF Technovation Company Limited	(h)	231	146,243	98,781
Shenzhen Kewei Robot Technology Co., Limited	(i)	68,594	-	-
		$68,825	$146,243	$111,627

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company.

(b)	Guardforce Aviation Security Co., Ltd. provided escort services to the Company.

(c)	Perfekt Technology & System Co., Ltd. provided security equipment to the Company.

(d)	The Company paid $13,219,105 to Shenzhen Intelligent Guardforce Robot Technology Co., Limited for the purchase of robots, in which robots amounting to $4,481,346 had yet to be delivered, and robots amounting to $2,773,560 were returned by the Company.

(e)	The Company paid $1,785,617 to Shenzhen Kewei Robot Technology Co., Limited for the purchase of robots amounting to $1,611,782, in which robots amounting to $415,332 were returned by the Company.

(f)	On February 8, 2022, the Company entered into a Commission Development Agreement with Shenzhen Kewei Robot Technology Co., Limited for the development of a robotics management platform named GFAI Intelligent Cloud Platform V2.0 (“ICP”). The contract amount was $3,000,000 which was paid in 2022 as a one-time lump sum payment upon the execution of the agreement.

(g)	InnoAI Technology (Shenzhen) Co., Ltd. provided ERP and IT support services to the Company.

(h)	The Company sold robots to GF Technovation Company Limited.

(i)	The Company rented robots to Shenzhen Kewei Robot Technology Co., Limited.

(j)	In late 2023, Mr. Tu and his controlled companies filed various complaints against the Company with the courts in China and Hong Kong as follows: (i) disputes on certain purchase related contracts with Shenzhen Kewei Robot Technology Co., Limited that Mr. Tu claimed for an aggregate amount of $3.32 million; (ii) disputes on certain purchase related contracts with Shenzhen Intelligent Guardforce Robot Technology Co., Limited that Mr. Tu claimed for an aggregate amount of $0.09 million; and (iii) objection to the process on removing Mr. Tu as director for two subsidiaries, namely GFAI Robot Service (Hong Kong) Limited and Guardforce AI (Hongkong) Co., Limited. In November 2023, correspond to the disputes on certain purchase related contracts with Shenzhen Kewei Robot Technology Co., Limited, the court in China froze all the bank accounts of Shenzhen GFAI and Robot Service Shenzhen. The Company has sought legal advice to resolve these legal disputes through mediation. On March 22, 2024, the Company reached a settlement with Mr. Tu, including Mr. Tu agreeing to withdraw all the claims against the Company. On March 27, 2024, Mr. Tu had withdrawn all the claims against the Company, and the freeze on all of the bank accounts of Shenzhen GFAI and Robot Service Shenzhen were lifted on April 2, 2024 (Note 28). Therefore, no provision has been made for these liabilities in the financial statements.

24.	CONSOLIDATED SEGMENT DATA

Selected information by segment is presented in the following tables for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
Revenues(1)
Secured logistics	$31,892,550	$30,907,623	$34,300,213
Robotics AI solutions	757,284	1,272,236	368,659
General security solutions	3,630,668	1,785,789	-
	$36,280,502	$33,965,648	$34,668,872

(1)	Revenue excludes intercompany sales.

	For the years ended December 31,
	2023	2022	2021
Operating loss
Secured logistics	$(1,895,092)	$(1,353,365)	$(808,162)
Robotics AI solutions	(21,773,699)	(11,227,391)	(1,072,133)
General security solutions	(936,390)	(178,580)	-
Corporate and others (1)	(4,697,597)	(4,066,903)	(1,872,155)
Operating loss from continuing operations	$(29,302,778)	$(16,826,239)	$(3,752,450)
Total other income from four segments	461,926	87,616	292,732
Foreign exchange gains (losses), net:
- Secured logistics	241,813	(629,844)	(1,814,948)
- Robotics AI solutions	55,567	37,503	(1,511)
- Corporate and others	7,646	1,376	(3,202)
Finance costs:
- Secured logistics	(510,818)	(802,438)	(885,183)
- Robotics AI solutions	(14,431)	(22,695)	(2,793)
- General security solutions	(857)	(946)	-
- Corporate and others	(127,268)	(315,751)	(96,867)
Loss before income tax from continuing operations	(29,189,200)	(18,471,418)	(6,264,222)
Provision for income tax (expense) benefit	(434,320)	(132,208)	732,868
Net loss for the year from continuing operations	(29,623,520)	(18,603,626)	(5,531,354)
Net profit (loss) for the year from discontinued operations – Information security segment	34,138	(62,432)	39,700
Net loss for the year	(29,589,382)	(18,666,058)	(5,491,654)
Net loss attributable to the non-controlling interest	17,721	101,264	9,727
Net loss attributable to equity holders of the Company	(29,571,661)	(18,564,794)	(5,481,927)

(1)	Includes impairment of goodwill on acquired subsidiaries, non-cash compensation expense, professional fees and consultancy fees for the Company. Non-cash compensation expense of $1,101,800, $252,095 and $nil for the years ended December 31, 2023, 2022 and 2021 was solely attributable to the Corporate and others segment, respectively.

Depreciation and amortization by segment for the year ended December 31, 2023, 2022 and 2021 are as follows:

	For the years ended December 31,
	2023	2022	2021
Depreciation and amortization:
Secured logistics	$3,256,128	$3,373,660	$4,407,085
Robotics AI solutions	1,738,563	2,497,153	625,557
General security solutions	248,549	110,594	-
	$5,243,240	$5,981,407	$5,032,642

Total assets by segment as of December 31, 2023 and 2022 are as follows:

Total assets

	As at December 31,
	2023		2022
Secured logistics	$21,613,383		$25,315,845
Robotics AI solutions	3,127,857		23,577,547
General security solutions	2,836,403		4,260,811
Corporate and others	18,035,342		7,397,254
Information security	201,963	*	615,517
	$45,814,948		$61,166,974

*	As of December 31, 2023, the total assets for information security segment were presented as assets held for sale on the consolidated balance sheets.

Total non-current assets by geographical segment as of December 31, 2023 and 2022 are as follows:

Total non-current assets

	As at December 31,
	2023	2022
The PRC (including Hong Kong and Macau)	$3,289,170	$11,234,176
Thailand	10,472,012	14,223,714
Other countries	933,174	446,020
	$14,694,356	$25,903,910

25.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in 2026. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of December 31, are as follows:

Amount
Years ending December 31:
2024	$1,446,590
2025	633,744
Total minimum payment required	$2,080,334

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of December 31, 2023 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period
			Less than			More than
Contractual Obligations	Nature	Total	1 year	1-2 years	3-5 years	5 years
Service fee commitments	(a)	$398,521	$246,592	$151,929	$-	$-
Operating lease commitments	(b)	3,121,052	1,927,835	1,124,445	68,772	-
Purchase commitments	(c)	3,079,373	3,079,373	-	-	-
		$6,598,946	$5,253,800	$1,276,374	$68,772	$-

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander is comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which will expire in August 2025.

(b)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

(c)	AI Hong Kong entered into various purchase agreements with Shenzhen Intelligent Guardforce Robot Technology Co., Limited (“CIOT”) and Shenzhen Kewei Robot Technology Co., Ltd. (“Shenzhen Kewei”) to establish mutual contractual obligations for future purchases of robots. These agreements do not contain the scheduled delivery dates. These agreements with CIOT and Shenzhen Kewei will become void upon fulfillment of the settlement agreement.

Bank guarantees

As of December 31, 2023 and 2022, the Company had commitments with banks for bank guarantees in favor of government agencies and others of approximately $4,547,000 and $3,467,000, respectively.

Litigation

As of the date of this report, the Company is a defendant in various labor related lawsuits in Thailand and China totaling approximately $0.14 and $0.07 million, respectively. In addition, the Company is a defendant for various lawsuits filed by Mr. Tu, a related party, including various purchase contract related lawsuits totaling approximately $3.32 million in China and totaling approximately $0.09 million in Hong Kong. Apart from the money claims, two lawsuits have been filed in Hong Kong by Mr. Tu as a former director of two of the subsidiaries, namely GFAI Robot Service (Hong Kong) Limited and Guardforce AI (Hongkong) Co., Limited, to sue the Company for executing improper director’s removal process and therefore to seek his reinstatement to the Board. Management believes the labor related cases are without merit and is confident that such lawsuits will be dismissed. Regarding the cases with Mr. Tu, the Company had sought legal advice to resolve these legal disputes through mediation and reached a settlement with Mr. Tu on March 22, 2024, including Mr. Tu agreeing to withdraw all the claims against the Company. On March 27, 2024, Mr. Tu had withdrawn all the claims against the Company (Note 28). Therefore, no provision has been made for these liabilities in the financial statements.

26.	CONCENTRATIONS

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023	% of revenue	2022	% of revenue	2021	% of revenue
Company A	$7,548,954	20.8%	$8,093,618	23.8%	$9,611,739	27.7%
Company B	5,332,493	14.7%	5,911,995	17.4%	6,636,377	19.1%
Company C	3,051,057	8.4%	3,294,297	9.7%	3,559,424	10.3%
Company D	4,928,204	13.6%	4,174,278	12.3%	4,140,975	12.0%
	$20,860,708	57.5%	$21,474,188	63.2%	$23,948,515	69.1%

Details of the customers which accounted for 10% or more of trade receivables are as follows:

	As of December 31,
	2023	% account receivable	2022	% account receivable
Company A	$954,218	16.9%	$1,066,264	19.7%
Company B	1,083,965	19.3%	$672,314	12.4%
Company E	712,854	12.7%	556,414	10.3%
	$2,751,037	48.9%	$2,294,992	42.4%

27.	DISCONTINUED OPERATIONS

On February 6, 2024, the Company entered into a Sale and Purchase Agreement (the “Purchase Agreement”) to divest its information security business (Note 28). The sale of Handshake was completed on February 6, 2024. At December 31, 2023, Handshake was classified as a disposal group held for sale and as a discontinued operation. The business of Handshake represented the entirety of the Company’s information security operating segment through December 31, 2023, which is excluded from the Company’s segment reporting. The results of Handshake for the years ended December 31, 2023, 2022 and 2021 are presented below:

	For the years ended December 31,
	2023	2022	2021
Revenue	$795,733	$512,300	$484,318
Cost of sales	(178,731)	(50,342)	(27,839)
Gross profit	617,002	461,958	456,479
Selling, distribution and administrative expenses	(583,424)	(523,858)	(407,753)
Operating income (loss)	33,578	(61,900)	48,726
Other income (expense)	223	1,116	(7,512)
Foreign exchange gains	423	-	(1,514)
Finance costs	(86)	(1,648)	-
Net profit (loss) from discontinued operations	$34,138	$(62,432)	$39,700

The assets and liabilities of Handshake classified as held of sale as at December 31, 2023 is as follows:

As of December 31, 2023
Assets
Cash and cash equivalents	$28,642
Trade receivables	158,216
Other current and non-current assets	15,105
Assets held for sale	201,963

Liabilities
Trade and other payables	(119,347)
Other current and non-current liabilities	(11,529)
Liabilities directly associated with assets held for sale	(130,876)
Net assets directly associated with assets held for sale	$71,087

The following table summarizes the key cash flow components of Handshake for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
Net cash (outflows) inflows from operating activities	$(53,693)	$(91,127)	$149,186
Net cash from investing activities	-	-	-
Net cash from financing activities	-	-	-
Net (decrease) increase in cash and cash equivalents	(53,693)	(91,127)	149,186
Cash and cash equivalents at beginning of year	82,335	173,462	24,276
Cash and cash equivalents at the end of the year	$28,642	$82,335	$173,462

28.	SUBSEQUENT EVENTS

Numerous subsequent events disclosures are being made elsewhere in these consolidated financial statements. Subsequent events have been reviewed through the date these consolidated financial statements were issued and required no adjustments or disclosures other than the following (Note 19):

On February 6, 2024, the Company entered into a Sale and Purchase Agreement (the “Purchase Agreement”), by and among the Company, Handshake Networking Limited (“Handshake”), and three Hong Kong residents (the “Purchasers”), in which the Company sold 510 ordinary shares of Handshake, representing 51% of the issued and outstanding share capital of the Handshake, to the Purchasers in exchange for (i) $510 Hong Kong dollars (approximately $65) and (ii) the cancellation of 1,091 ordinary shares of the Company beneficially owned by the Purchasers. As a result of this transaction, Handshake ceased to be a subsidiary of the Company.

On March 22, 2024, the Company and Tu Jingyi (“Mr. Tu”) agreed on a settlement plan in connection with the balance of related party receivables, related party payables and borrowings with Mr. Tu and his controlled entities, and the lawsuits that Mr. Tu and his controlled entities has filed against the Company (Note 23). The balances in the settlement agreement were calculated as of January 31, 2024. The Company and Mr. Tu have agreed to the following pursuant to the settlement plan:

a.	The Company will transfer all of the amounts of related party receivables and related party payables with Mr. Tu and his controlled entities group to GFAI Shenzhen; and Mr. Tu and his controlled entities will transfer all of the amounts of related party receivables and related party payables with the Company to CIOT;

b.	After the transfer of balances under (a) above, the amount that Company due from CIOT was at approximately $9.02 million, and the amount that due to CIOT was approximately at $4.03 million. And after the net-off arrangement with the balances mentioned above, the Company will have a remaining balance due from CIOT approximately at $5.0 million ;

c.	The Company will repay the borrowings from Mr. Tu and Guardforce Holdings (HK) Limited, including the principal of approximately $3.1 million (Note 23) and all the accrued interest approximately of $0.2 million;

d.	Mr. Tu will withdraw all of his lawsuits against the Company, and after the withdrawal of the cases, the freeze on all of the bank accounts of Shenzhen GFAI and Robot Service Shenzhen will be lifted.

Upon the execution of the settlement plan on March 22, 2024, through the issuance of the financial report, the Company repaid in a total of $2.2 million through four installmants to settle the borrowings from Mr. Tu and Guardforce Holdings (HK) Limited. On March 27, 2024, Mr. Tu had withdrawn all the claims against the Company.

In March 2024, the Thailand Revenue Department (“RD”) completed their review and audit on the Company’s request for 2019 withholding tax refund and informed the Company that the approved withholding tax refund amount for the Company’s 2019 withholding taxes was approximately THB 22.0 million (approximately $0.6 million). In addition, the RD informed the Company to settle an aggregate of THB7.9 million (approximately $0.23 million) for the underpayment of withholding taxes of approximately THB5.4 million (approximately $0.16 million) and VAT of approximately THB2.5 million (approximately $0.07 million) relating to a cross-border consultancy agreement executed during August 2019 to January 2022. The RD will deduct THB5.4 million (approximately $0.16 million) from the approved withholding tax refunded amount, and the RD instructed the Company to pay the THB2.5 million (approximately $0.07 million) in cash. The Company has made provision for these amounts during the year ended December 31, 2023.

29.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The parent Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

STATEMENTS OF FINANCIAL POSITION – PARENT COMPANY ONLY

	As of December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$15,751,630	$332,617
Other receivables	108,215	9,000
Amount due from related parties	3,311,266	7,020,000
Goodwill	411,862	2,679,445
Investment in subsidiaries	10,158,381	14,915,920
Total assets	$29,741,354	$24,956,982

Liabilities and equity

Other payables and liabilities	$1,209,317	$-
Convertible note payable	-	1,730,267
Borrowings from related parties	3,300,212	4,033,084
Total liabilities	4,509,529	5,763,351

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 9,830,373 shares at December 31, 2023; par value $0.12* authorized 7,500,000 shares, issued and outstanding 1,618,977* shares at December 31, 2022	1,179,680	194,313
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	80,983,164	46,231,302
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Accumulated deficit	(58,340,675)	(28,769,014)
Accumulated other comprehensive income	985,120	1,112,494
Capital & reserves attributable to equity holders of the Company	25,231,825	19,193,631
Total liabilities and equity	$29,741,354	$24,956,982

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE LOSS – PARENT COMPANY ONLY

	For the years ended December 31,
	2023	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$-	$-	$-
Cost of sales	-	-	-
Gross margin	-	-	-

Impairment of goodwill	(2,267,583)	-	-
Stock-based compensation expense	(1,101,800)	-	-
Administrative expenses	(2,931,064)	(4,042,981)	(1,861,520)
Loss from operations	(6,300,447)	(4,042,981)	(1,861,520)

Other income, net	380,759	56,642	227,205
Finance cost	8,420	(315,750)	(99,470)
Equity loss of subsidiaries	(23,660,393)	(14,262,705)	(3,748,142)
Net loss attributable to equity holders of the Company	$(29,571,661)	$(18,564,794)	$(5,481,927)

STATEMENTS OF CASH FLOWS – PARENT COMPANY ONLY

	For the years ended December 31,
	2023	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(29,571,661)	$(18,564,794)	$(5,481,927)
Adjustments to reconcile net income to net cash provided by operating activities
Stock-based compensation expense	1,101,800	252,095	-
Finance costs	62,371	230,267	-
Impairment of goodwill	2,267,583	-	-
Equity loss from equity investments	14,262,703	14,262,705	3,748,142
Changes in operating assets and liabilities:
Other receivables, net	(99,215)	(3,167)	(5,833)
Other payables and liabilities	6,625,255	(25,834,800)	(7,405,803)
Net cash used in operating activities	(5,351,164)	(29,657,694)	(9,145,421)

Financing activities
Proceeds from issue of shares	20,867,386	20,346,353	13,244,329
Proceeds from exercise of warrants	506,693	3,014,710	-
Proceeds from a convertible note	-	1,500,000	-
Cash repayment for a convertible note	(554,238)	-	-
Cash paid for the cancellation of fractional shares	(49,664)	-	-
Net cash provided by financing activities	20,770,177	24,860,063	13,244,329

Net increase (decrease) in cash and cash equivalents, and restricted cash	15,419,013	(4,796,631)	4,098,908
Cash and cash equivalents at beginning of year	332,617	5,129,248	1,030,340
Cash and cash equivalents at end of year	$15,751,630	$332,617	$5,129,248