Form 20-F
period 2024-12-31
Guardforce AI Co., Ltd.
filed 2025-04-28
CIK 1804469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2024): There were 17,808,947 shares of the registrant’s ordinary shares outstanding, par value $0.12 per share.

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2024

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“AI Holdings” are to Guardforce AI Holdings Limited, a BVI company and our wholly owned subsidiary;

●	“AI Hong Kong” are to Guardforce AI (Hongkong) Co., Limited, a Hong Kong company and our wholly owned subsidiary;

●	“AI Robots” are to Guardforce AI Robots Limited, a BVI company and our wholly owned subsidiary;

●	“AI Singapore” are to Guardforce AI Singapore Pte Ltd., a Singapore company and our wholly owned subsidiary;

●	“AI Technology” are to Guardforce AI Technology Limited, a BVI company;

●	“AI Thailand” are to Guardforce AI Group Co., Limited, a Thailand company and our wholly controlled subsidiary;

●	“Baht” and “THB” are to the legal currency of Thailand;

●	“Bank of Thailand” or “BOT” are to Thailand’s central bank;

●	“BVI” are to the British Virgin Islands;

●	“Beijing Wanjia” are to Beijing Wanjia Security System Limited, a PRC company and Shenzhen GFAI’s wholly owned subsidiary;

●	“CIT” are to cash-in-transit or cash/valuables-in-transit;

●	“Companies Act” are to the Companies Act (As Revised), as consolidated and revised, of the Cayman Islands;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“FINRA” are to the Financial Industry Regulatory Authority;

●	“GF Cash (CIT)” are to Guardforce Cash Solutions Security (Thailand) Co., Ltd., a Thailand company and AI Thailand’s 99.07% owned subsidiary;

●	“Guardforce,” “we,” “us,” “our” and the “Company” are to the combined business of Guardforce AI Co., Limited, a Cayman Islands company, its subsidiaries and other consolidated entities;

●	“GFAI Japan” are to GFAI Robot Service GK, a Japan company and AI Hong Kong’s wholly owned subsidiary, on October 29, 2024, the Company deregistered GFAI Japan;

●	“GFAI Korea” are to GFAI Robot Service Co., Ltd., a South Korea company and AI Hong Kong’s wholly owned subsidiary;

●	“GFAI R&I” are to GFAI Robotic and Innovation Solution (Thailand) Company Limited, a Thailand company and 98% owned by AI Thailand, 1% owned by Horizon Dragon and 1% owned by Southern Ambition;

●	“GFAI UK” are to GFAI Robot Service (UK) Limited, a UK company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“GFAI Canada” are to GFAI Robot Service Limited, a company incorporated in the Province of Ontario, Canada, and Robot Service Hong Kong’s wholly owned subsidiary, on January 5, 2024, the Company deregistered GFAI Canada;

●	“GFAI Vietnam” are to GFAI Robot Service (Vietnam) Co., Ltd, a Vietnam company and AI Hong Kong’s wholly owned subsidiary, on March 22, 2023, the Company deregistered GFAI Vietnam;

●	“Guangzhou GFAI” are to Guangzhou GFAI Technology Co., Limited, formerly known as Guangzhou Kewei Robot Technology, a PRC company and Shenzhen GFAI’s wholly owned subsidiary;

●	“GFAI Technology” are to GFAI Technology Limited, a BVI company and our wholly owned subsidiary;

●	“GFAI Technology HK” are to GFAI Technology (Hong Kong) Limited, a Hong Kong company and a wholly owned subsidiary of GFAI Technology;

●	“Handshake” are to Handshake Networking Limited, a Hong Kong company and our 51% owned subsidiary until on February 6, 2024, the Company disposed Handshake;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Horizon Dragon” are to Horizon Dragon Limited, a BVI company and AI Holdings’ wholly owned subsidiary;

●	“InnoAI” are to InnoAI Technology (Shenzhen) Co., Ltd., a PRC company and a wholly owned subsidiary of Robot Service Hong Kong;

●	“Macau” are to the Macau Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Robotics BVI” are to GFAI Robotics Group Co., Limited, a BVI company and our wholly owned subsidiary;

●	“Robotics Malaysia” are to GF Robotics Malaysia Sdn. Bhd., a Malaysia company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Hong Kong” are to GFAI Robot Service (Hong Kong) Limited, a Hong Kong company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Australia” are to GFAI Robot Service (Australia) Pty Ltd., an Australia company and Robot Service Hong Kong’s wholly owned subsidiary, on September 25, 2023, the Company deregistered Robot Service Australia;

●	“Robotics US” are to GFAI Robotics Services LLC, a Delaware limited liability company and Robotics BVI’s wholly owned subsidiary;

●	“Robotics Macau” are to Macau GF Robotics Limited, a Macau company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Shenzhen” are to Guardforce AI Robot Service (Shenzhen) Co., Limited, a PRC company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“Robot Trading Dubai” are to GFAI Robot & Smart Machines Trading LLC, an UAE limited liability company and Robot Service Hong Kong’s wholly owned subsidiary;

v

●	“Shenzhen GFAI” are to Shenzhen GFAI Robot Technology Co., Limited, formerly name as Shenzhen Keweien Robot Service Co. Limited, a PRC company and Robot Service Shenzhen’s wholly owned subsidiary;

●	“Robot Jian” are to Guardforce AI Robot (Jian) Co., Limited, a PRC company and Robot Service Hong Kong’s wholly owned subsidiary, on November 22,2023, the Company deregistered Robot Jian;

●	“Securities Act” is to the Securities Act of 1933, as amended;

●	“Shenzhen Kewei” are to Shenzhen Kewei Robot Technology Co., Limited, a PRC company;

●	“Shenzhen Yeantec” are to Shenzhen Yeantec Co., Limited, a PRC company;

●	“Southern Ambition” are to Southern Ambition Limited, a BVI company and Robotics BVI’s wholly owned subsidiary;

●	“South Korea” are to the Republic of Korea;

●	“SEC” are to the Securities and Exchange Commission;

●	“Thailand” are to the Kingdom of Thailand;

●	“UAE” are to the United Arab Emirates;

●	“UK” are to the United Kingdom of Great Britain and Northern Ireland;

●	“U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States;

●	“Vietnam” are to Socialist Republic of Vietnam;

●	“VCAB” are to VCAB Eight Corporation; and

●	“WK Venture” are to WK Venture Success Limited, a BVI company.

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

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our negative operating profits may raise substantial doubt regarding our ability to continue as a going concern;

●	We operate in highly competitive industries;

●	We currently report our financial results under IFRS;

●	We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues;

●	Changes to legislation in Thailand may negatively affect our business;

●	Unexpected increases in minimum wages in Thailand would reduce our net profits;

●	Increases in fuel cost would negatively impact our cost of operations;

●	Our strategy may not be successful;

●	We might not have sufficient cash or to obtain necessary funding to fully execute our growth strategy;

●	Our business success depends on retaining our leadership team and attracting and retaining qualified personnel;

●	In the future we may not be able to use the Guardforce trademark, which could have a negative impact on our business;

●	We may be subject to service quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims, and if such claims are determined adversely to us, we may be required to pay significant damage awards;

●	Decreasing use of cash could have a negative impact on our business;

●	We may encounter provisions and impairments on our assets due to our business model and the development of our AI&Robotics Solution business, particularly amidst the fast-changing technologies.

●	The AI industry is confronting a multitude of challenges across different dimensions, including laws & regulations, regulatory compliance, ethical and societal considerations. Failure to comply with the updated rules and regulations may lead to financial loss, or reputational damage.

●	Implementation of our AI&Robotics Solution has required, and may continue to require, significant capital and other expenditures, which we may not recoup;

●	Divestiture of previously acquired Handshake may affect certain investors’ interest in our business growth.

●	We may fail to successfully integrate our other acquisitions of Shenzhen GFAI, Guangzhou GFAI, and Beijing Wanjia, and InnoAI and may fail to realize the anticipated benefits and resulted in losing the goodwill of these subsidiaries;

●	We may not be able to obtain the necessary funding for our future capital or refinancing needs;

●	Any compromise of information security of our platform could materially and adversely affect our business, operations, and reputation;

●	Our transfer pricing decisions may result in uncertain tax exposures for our group; and

●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts between Russia and Ukraine, and the war in the Middle East. Our business, financial condition and results of operations may be materially adversely affected by any impact on the global economy and capital markets resulting from the conflicts above or any other geopolitical tensions.

Risks Relating to our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.

Risks Relating to Dissolving Foreign Subsidiaries

●

We may face legal and regulatory risks associated with the closure of our foreign subsidiaries, especially when nominee directors are appointed, as the process of dissolution is subject to specific laws and regulations in each jurisdiction that may be complex and vary;

●	We may face risks related to employment and labor relations, including potential claims for wrongful termination, disputes over severance packages, and other employment-related liabilities;

●	The existing contractual obligations of the subsidiaries may not be terminated without incurring costs, such as tax liabilities arising from the settlement of intercompany transactions; moreover, we may face lawsuits for breach of contract; and

●	The process of dissolving foreign subsidiaries may incur significant costs, including settlement of lease, contract termination fees, employee severance, and other closure-related expenses, impacting our financial position.

Risks Relating to Doing Business in Thailand

Risks and uncertainties related to doing business in Thailand include, but are not limited to, the following:

●	A severe or prolonged downturn in the global economy or the markets that we primarily operate in could materially and adversely affect our revenues and results of operations;

●	We are vulnerable to foreign currency exchange risk exposure; and

●	The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

Risks Relating to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in regional or global economic, political or social conditions or government policies could have a material adverse effect on our business and operations in China

●	We may be exposed to compliance costs and regulatory risks if we fail to fully and accurately understand the laws and regulations under the PRC legal system and our business operation may be adversely affected;

●	If the regulations related to the business operations of our PRC subsidiaries change significantly in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected, and the value of our ordinary shares may significantly decrease;

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations, and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business;

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may affect us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries;

●	PRC laws and regulations establish certain procedures in connection with certain acquisitions of China-based companies by foreign investors, especially when such investor has a related party relationship with the China-based companies, which could make it more difficult for us to pursue growth through acquisitions or mergers in China;

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Any classification as such will likely result in unfavorable tax consequences to us and our non-PRC shareholders;

●	You may be subject to PRC income tax on any gain realized on the transfer of our ordinary shares;

●	Fluctuations in exchange rates could have a material adverse impact on our results of operations and the value of your investment.

Risks Relating to Our Ordinary Shares and Warrants

Risks and uncertainties related to our ordinary shares and warrants include, but are not limited to, the following:

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the report based on foreign laws;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares; and

●	Future issuances of debt securities, which would rank senior to our ordinary shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our ordinary shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Securities.

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

AI has been developing faster than the market expected, especially with the rapid revolution of foundational models such as ChatGPT and Google Gemini. In our AI technology R&D endeavors, we may encounter challenges spanning technological complexity, intellectual property concerns, data privacy and security risks, and regulatory compliance hurdles. The intricate nature of AI technology may exceed expectations, potentially infringing upon existing intellectual property rights, necessitating robust protection of data privacy and security, and confronting increasingly stringent regulatory compliance demands.

Secured logistics:

Our competition mainly comes from international companies like Brinks and Armaguard, local CIT companies, commercial banks that subcontract CIT companies to form their own cash management solutions and banks that have their own exclusive CIT subsidiaries.

Our business model requires significant fixed costs to operate our services including, but not limited to, costs to operate a fleet of armored vehicles. We believe we have competitive advantages, such as brand name recognition and a reputation for a high level of service and security, rather than competing solely on price alone. However, continued pricing pressure from competitors or failure to command premium pricing based on the competitive advantages identified above could result in lost business volume and could have an adverse effect on our business, financial condition, results of operations and cash flows. Given the highly competitive industry environment, it is important to develop new solutions to help retain and expand our customer base. Failure to develop, sell and execute new solutions and offerings in a timely and efficient manner could also negatively affect our ability to retain our existing customer base or pricing structure and have an adverse effect on our business, financial condition, results of operations and cash flows.

General Security Solutions:

The competition is intense in China as there are many local and international companies providing the same security alarm installation service. Additionally, the economy and business are affected by government policies that could be changed rapidly.

Most of our business is sub-contracted to local service providers that we are unable to monitor or control the sub-contractors’ service quality for our end customers. We may lose the major customers if they are dissatisfied with the services.

AI&Robotics Solution:

The robotics industries are still in its early growth phase across Thailand, China and globally. While many competitors are manufacturers that sell stand-alone robotic products, we developed our business model started from a robotics-as-a-service model (RaaS) that utilized the robots manufactured by related-party robotics manufacturers. If these manufacturers decide to offer their own RaaS solution globally, it could create competition against us. Should this occur, it will negatively affect our competitiveness and have an adverse effect on our business strategy and plans for rolling out our robotics solution rollouts.

In 2022, through our R&D and partnerships, we started to explore AI integration to expand our robotic solutions. The AI industry is driving increasing attention and developing at a faster speed than the market expected. With the rapid revolutions of the foundational models such as ChatGPT, the solutions we’re offering and developing could become outdated soon and will be, facing fierce competition and requiring rapid upgrades to remain competitive. This accelerated obsolescence could potentially reduce our adoption rate, market value, hindering our ability to fully realize revenue. These challenges necessitate continuous innovation and adaptation to ensure that our offerings remain relevant and competitive in the market. To address this risk, we maintain a flexible approach in our development and demonstration phases to respond effectively to emerging trends and competitive dynamics.

While data security and privacy risks are manageable at this stage due to the limited data usage, these considerations will require greater attention as we progress towards full-scale deployment. Proactive implementations, such as robust system architecture and compliance protocols, are essential for effective risks management in the future.

Lastly, our dependency on third-party technologies and partnerships presents a potential vulnerability. The reliability of our solutions could arise from changes in partner priorities or supply chain. Regarding AI solutions through partnerships, there is no guarantee of continued collaboration with current partners, who may become competitors upon partnership termination. Although this risk is currently manageable during the development stage, we are actively foster strong relationships and build contingency plans to minimize future challenges.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues.

We have derived a significant portion of our revenues from our top four customers. For the years ended December 31, 2024, 2023 and 2022, revenue generated by our largest customer, the state-owned Thai bank located in Bangkok (the Government Savings Bank), were approximately $7.6 million, $7.5 million and $8.1 million, respectively, which accounted for approximately 20.9%, 20.8% and 23.8% of our total revenues, respectively.

For the years ended December 31, 2024, 2023 and 2022, revenues from the next three largest customers combined were approximately $13.8 million, $13.3 million, and $13.4 million, respectively, or 38.1%, 36.7% and 39.4% of our total revenues, respectively. Therefore, for the years ended December 31, 2024, 2023 and 2022, our top four customers combined accounted for approximately 59.0%, 57.5% and 63.2% of our total revenues, respectively. We have three customers that accounted for 10% or more of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively (See Note 26 “Concentrations” in our audited consolidated financial statements for details).

The concentration of revenue among a limited number of customers presents inherent risks. It is not possible for us to predict these customers’ future demand level for our services. In addition, revenues patterns may vary from these larger customers based on the commencement and completion of projects, the timing, and the market conditions that beyond our control. Furthermore, some of our contracts with these larger customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of these customers experience a decline in their financial situation, due to market, economic or competitive conditions, they could reduce budget for our service, which could lead to pressure on us to lower our service price. The reduced service price or termination of services could also negatively affect our revenues and results of operations and/or trading price of our ordinary shares and warrants.

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

The legislation in Thailand relating to the security industry is not fully developed and may evolve depending on the government in place. For example, new security acts launched in 2015 resulted in an increase in stricter control over staff issues such as recruitment standards, training criteria and firearms. This increased the cost of recruitment, training and retention. The government of Thailand may introduce additional regulations in the future which could have a negative impact on our costs and thus profitability of our operations and cash flow. These developments could have an adverse effect on our business, financial condition, and results of operations.

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

Our future success depends, in part, on the continuing services and contributions of our leadership team to execute on our strategic plan and to identify and pursue new opportunities. Our future success also depends, in part, on our continued ability to attract and retain highly skilled and qualified personnel. Any turnover in senior management or inability to attract and retain qualified personnel could have a negative effect on our results of operations. Turnover in key leadership positions within the Company may adversely affect our ability to manage the company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of current personnel, any of which could have a material adverse effect on our business and results of operations. In the AI&Robotics Solution business, skilled AI researchers and developers are in high demand, and the fast-paced nature of the industry means that attracting and retaining top talent is challenging. We may struggle to maintain a talented workforce capable of keeping up with technological advancements.

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

We may be subject to service quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims, and if such claims are determined adversely to us, we may be required to pay significant damage awards.

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

As of the date of this report, we are involved in several legal proceedings. We are a defendant in three labor-related lawsuits in Thailand with claims of approximately $0.007 million, $0.002 million and $0.017 million, respectively.

On the plaintiff side, we are pursuing a civil lawsuit in the PRC with claims of approximately $0.802 million. In Thailand, we are plaintiffs in two civil lawsuits seeking to recover outstanding service fees with interest from two clients, amounting to approximately $0.015 million and $0.092 million, respectively.

Decreasing use of cash could have a negative impact on our business.

The proliferation of payment options other than cash, including credit cards, debit cards, stored-value cards, mobile payments and on-line purchase activity and digital currencies, could result in a reduced need for cash in the marketplace and a decline in the need for physical bank branches and retail stores. To mitigate this risk, we are developing new lines of business, including, among other things, cash management solutions for retail chains and banks, multi-function machines (for cash and digital cash) and coins solutions for minting facilities. In addition, we are developing non-cash security technology related solutions such as robotics and AI solutions. However, there is a risk that these initiatives may not offset the risks associated with our traditional cash-based business and that our business, financial condition, results of operations and cash flows could be negatively impacted.

We may encounter provisions and impairments on our assets due to our business model and the development of our AI&Robotics Solution business, particularly amidst the fast-changing technologies.

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

Implementation of our AI&Robotics Solution business has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

AI technology requires significant investment in research, development, and infrastructure. We have made, and intend to continue to make, capital investments to develop and build our AI&Robotics Solution business. Our AI&Robotics Solution business related investment plans are subject to change, and will depend, in part, on market demand for robotic services, the competitive landscape for provision of such services and the development of competing technologies. There is no assurance of the success of our entry into the AI&Robotics Solution business as there may not be sufficient demand for our AI&Robotics Solution business, as a result of competition or otherwise, to permit us to recoup or profit from our AI&Robotics Solution business related capital investments.

Divestiture of the previously acquired Handshake may affect certain investors’ interest in our business growth.

In March 2021, we completed the acquisition of 51% of Handshake with the goal to benefit from a range of synergies from this acquisition, including by offering our customers bundled physical and information security services. After reviewing overall performance, future growth potential and the global environment for information security, we completed the separation with Handshake on February 6, 2024. As a result of this transaction, Handshake ceased to be a subsidiary of the Company. The divestiture of Handshake has resulted in the loss of goodwill. Additionally, parting ways with Handshake might lead to legal concerns. Changes in our business structure may conflict with existing contracts with other companies, potentially leading to legal action or financial obligations.

We may fail to successfully integrate our other acquisitions of Shenzhen GFAI, Guangzhou GFAI, and Beijing Wanjia, and InnoAI and may fail to realize the anticipated benefits and resulted in losing the goodwill of these subsidiaries.

In March 2022, we completed acquisitions for 100% equity interests in Shenzhen GFAI and 100% of Guangzhou GFAI. In June 2022, we completed the acquisition for 100% equity interests in Beijing Wanjia. In December 2022, we executed an asset acquisition agreement with Shenzhen Kewei to acquire its robotic equipment, customer and business resource ownership, human resources involved in the business such as leasing, advertising replacement and sales of robots and other equipment under the name of Shenzhen Kewei. In May 2024, we completed the acquisition for 100% equity interests in InnoAI. While we are hoping to benefit from a range of synergies from these acquisitions, we may not be able to integrate these new businesses and may fail to realize the expected benefits in the near term, or at all. These companies operate in the highly competitive AI&Robotics industry. Their business success will depend, in part, on market demand for their robotics solutions services, the competitive landscape for the provision of such services and the development of competing technologies. Our business and financial condition may be adversely affected if either business fails, or we fail to manage our investment in them successfully.

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

The laws and regulations in Thailand place restrictions on foreign investment in and ownership of entities engaged in several business activities. The primary legislation is the Foreign Business Act B.E. 2542 (1999), or the FBA. Under the FBA, certain business activities are reserved for Thai nationals, and foreigners are required to obtain a foreign business license before engaging in certain business activities, including all service business. A company registered in Thailand will be considered a foreigner under the FBA if foreign individuals or entities hold 50% or more of the shares in the company. The Security Guard Business Act B.E. 2558 (2015), or the SGBA, also requires that companies applying for approval to engage in the business of providing security guard services by providing licensed security guards to protect people or personal property must have more than half of its shares owned by shareholders of Thai nationality and must have more than half of its directors being of Thai nationality.

We conduct our business activities in Thailand using a tiered shareholding structure in which direct foreign ownership in each Thai entity is less than 50%. See “Item 4. Information on the Company—A. History and Development of the Company - Corporate Structure.” The FBA considers the immediate level of shareholding of a company to determine the number of shares held by foreigners in that company for the purposes of determining whether the company is a foreigner within the meaning of the FBA, and will have regard to the shareholdings of a corporate shareholder which holds shares in that company to determine whether that corporate shareholder is a foreigner, however no cumulative calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Such shareholding structure has allowed us to consolidate our Thai operating entities as our subsidiaries.

We have engaged legal counsel Watson Farley & Williams (Thailand) Limited in Thailand, and they are of the opinion that the shareholding structure of GF Cash (CIT) in Item 4. Information on the Company - A. History and Development of the Company – Corporate Structure. does not result in GF Cash (CIT) being a foreigner within the meaning of the FBA or the SGBA. However, the local or national authorities or regulatory agencies in Thailand may reach a different conclusion, which could lead to an action being brought against us by administrative orders or in local courts. The FBA prohibits Thai nationals and non-foreigner companies from assisting, aiding, and abetting or participating in the operation of a foreigner’s business if the foreigner would require approval under the FBA to engage in that business, or to act as a nominee in holding shares in a company to enable a foreigner to operate a business in contravention of the FBA. There are no prescribed criteria under the FBA to determine whether a Thai individual or a legal entity is holding shares in a Thai-incorporated company for their own benefit, or as a nominee for or on behalf of a foreigner. While the relevant authorities may follow certain guidelines, they generally exercise discretion in making such a determination, taking into account the factual circumstances on a case-by-case basis. For example, Thai shareholders are likely to be considered as nominees under the FBA if they do not have sufficient funds to acquire their shares, did not pay for their shares, if they have agreed to not to be paid the dividends to which they would be entitled under the company’s articles of association, or to receive less benefit from their investment fund in a company than if they were to deposit their investment fund with a commercial bank.

If the authorities in Thailand find that our arrangements do not comply with their prohibition or restrictions on foreign investment in our lines of business, or if the relevant government entity otherwise finds that we or any of our subsidiaries is in violation of the relevant laws or regulations or lack the necessary registrations, permits or licenses to operate our businesses in Thailand, they would have broad discretion in dealing with such violations or failures, which could have any of the following implications:

●	revoking the business licenses and/or operating licenses of such entities;

●	imposing penalties of up to THB1 million and imprisonment of up to three years plus penalties of THB10,000 to THB50,000 ($1 approximately THB 35) for every day of a continuing offence;

●	ordering the cessation of any aiding or abetting contrary to the FBA;

●	discontinuing or placing restrictions or onerous conditions on the operations of our Thai subsidiaries, or on our operations through any transactions between our Company or our Cayman Islands or BVI subsidiaries on the one hand and our Thai subsidiaries on the other hand;

●	confiscating income from us, our BVI subsidiaries, or Thai subsidiaries, or imposing other requirements with which such entities may not be able to comply;

●	imposing criminal penalties, including fines and imprisonment on our Thai subsidiaries, their shareholders or directors;

●	requiring us to restructure our ownership structure or operations, including the sale of shares in GF Cash (CIT), which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our Thai subsidiaries; or

●	restricting or prohibiting our use of the proceeds of any public offering we may conduct to finance our business and operations in Thailand.

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

Our consolidated financial statements are expressed in U.S. dollars, which is our reporting currency. Most of the revenues and expenses of GF Cash (CIT) are denominated in THB. Meanwhile, our functional currency of our various other subsidiaries, is the U.S. dollar. To the extent that we need to convert THB into U.S. dollars for our operations, appreciation of the U.S. dollar against the THB would adversely affect the U.S. dollar amounts we recognize from the conversion.

The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

We are a holding company, and our main operating subsidiary is in Thailand. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Thailand—Regulations on Dividend Distributions.” Companies remitting payments to recipients outside of Thailand must apply for an approval to transfer such payments with a licensed commercial bank in Thailand and is typically granted if copies of the supporting documentation showing the need for the transaction can be provided and the transfers comply with the conditions set out by the Bank of Thailand. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Thailand to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Risks Related to Doing Business in China

Changes in regional and global economic, political or social conditions or government policies could have a material adverse effect on our business and operations in China.

We have acquired and may acquire in the future, subsidiaries which are in China. For the years ended December 31, 2024, 2023 and 2022, $3,810,946 (10.5%), $4,180,070 (11.5%) and $2,447,628 (7.2%) of the company’s total revenues were derived in China, respectively. Accordingly, our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in China, as well as regional and global conditions, generally.

The PRC government also has implemented various measures to encourage economic growth through allocating resources, setting monetary policy, and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material effect on the overall economic growth of China. Such developments could affect our business and operating results, lead to changes in demand for our services and affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by certain administrative requirements over capital investments or changes in tax regulations.

We may be exposed to compliance costs and regulatory risks if we fail to fully and accurately understand the laws and regulations under the PRC legal system and our business operation may be adversely affected.

The PRC legal system is based on written statutes and prior court decisions may be cited for reference but have limited precedential value. Some of laws and regulations, such as laws relating to privacy and data protection, are relatively new and new laws and regulations may be enacted in the future, to replace the previous laws and regulations and to clarify the enforcement of these laws, regulations and rules.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, some recently enacted laws and regulations, including laws relating to privacy and data protection, are relatively new, the interpretation and enforcement of which may be further clarified along with its application in future. Since PRC administrative and court authorities are entitled to exercise discretion in accordance with laws, regulations and rules and based on the detailed facts, we may not always be able to predict the outcome of administrative and court proceedings where we are involved in and the level of legal protection we enjoy thereunder. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Therefore, our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims may be affected.

Furthermore, government policies and internal governmental rules, some of which are not published on a timely basis, might be used for reference when interpreting or implementing PRC laws and regulations. Furthermore, the time cost of the administrative and court proceedings in China varies and may be affected by the complexity of the facts, the specific procedure requirements, etc. If any administrative or court proceeding lasts for a quite long period, it would lead to substantial costs and diversion of resources and management attention.

In addition, we and our operation in China may also be affected by the interpretations and applications of PRC laws and regulations, including but not limited to, limitations on foreign ownership in our industry, and any future actions of the PRC government. If any future action of the PRC government results in a material change in our subsidiaries’ operations, the value of our ordinary shares may depreciate significantly or become worthless.

If the regulations related to the business operations of our PRC subsidiaries changes significantly in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected and the value of our ordinary shares may significantly decrease.

The PRC government’s regulatory measures, including those concerning technology and robotics sector, may evolve based on Chinese economy. Any government decisions or actions to change the way technology or robotics are regulated, or any decisions the government might make to cut spending, which our PRC subsidiaries fail to comply with in a timely manner or at all, could adversely impact our PRC subsidiaries and results of operations. In addition, the ability of our PRC subsidiaries to operate in China may be harmed by changes in PRC laws and regulations, including those relating to taxation, artificial intelligence, and other matters. Any new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, we may incur significant compliance costs to comply with new laws and regulations, and government actions and may even decide to divest our PRC subsidiaries considering the compliance costs, business plan, and other factors as a whole.

We believe that our PRC subsidiaries’ operations in China are in material compliance with all applicable legal and regulatory requirements as of the date of this report. However, any new, stricter regulations or interpretations of existing regulations in the jurisdiction where we operate may require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

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

The Hong Kong legal systems are evolving and the legal protections available to our Hong Kong subsidiaries are subject to the Hong Kong legal system and affected by the economic, political and legal environment in Hong Kong.

Hong Kong is a Special Administrative Region of the PRC. Hong Kong enjoys a high degree of autonomy from China under the principle of “one country, two systems”. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong enjoys the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. For example, a series of large demonstrations in Hong Kong in 2019 has adversely affected the local economy and resulted in the enactment of the Hong Kong National Security Law in 2020. On July 14, 2020, the former President of United States signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. Any changes in the economic, political and legal environment, if in breach of the “one country, two systems” principle, could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be the same as those in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to our Hong Kong subsidiaries (GFAI Robot Service (Hong Kong) Limited, Guardforce AI (Hongkong) Co. Limited), and GFAI Technology (Hong Kong) Limited, including our ability to enforce our agreements with our clients.

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

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and certain other PRC regulatory authorities revised the Cybersecurity Review Measures (2021) (the “revised Cybersecurity Review Measures”), which proposed to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law covers various types of national security, including technology security and information security. The revised Cybersecurity Review Measures took effect on February 15, 2022. The revised Cybersecurity Review Measures expand the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, such reviews would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law. We believe that the cybersecurity review requirement under the revised Cybersecurity Review Measures for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to us or any of our PRC subsidiaries, because we are not an online platform operator, and we became a public company with shares listed on Nasdaq before such Measures entered into force on February 15, 2022. However, the interpretation and implementation of the revised Cybersecurity Review Measures are still evolving and we cannot assure you that the CAC will reach the same conclusion as us. Besides, in accordance with the revised Cybersecurity Review Measures, if a member of the cybersecurity review working mechanism believes that a network product or service or data processing activity affects or may affect national security, the Office of Cybersecurity Review has the right to conduct cybersecurity review with the approval of the Office of the Central Cyberspace Affairs Commission. As of the date of this report, we have not received any investigations, notices, warnings, or sanctions from applicable governmental authorities in relation to national security. We also confirm that, as of the date of this report, we have not been involved in any investigation conducted by the CAC in connection with the cybersecurity review on national security or any other grounds, and have not received any inquiries, notices, warnings, or sanctions in this regard. We are advised by Shihui Partners, our PRC counsel, that based on the Chinese laws and regulations currently in effect as of the date of this report, we are not required to submit an application or file a notification to the CSRC or the CAC for the continuous trading of our Ordinary shares on the Nasdaq. And we are not required to file or submit any reports, schedules, forms, statements and other documents required to be filed by Trial Measures and corresponding guidance letters with respect to the filing of this report. Our PRC counsel, Shihui Partners, is of the view that we (1) are not required to obtain permissions from the CSRC, and (2) have not been required to obtain or denied such and other permissions by the CSRC, CAC, or any PRC government authority, under current PRC laws, regulations and rules in connection with a potential offering made pursuant to this report as of the date of this report.

However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities, and we cannot exclude the possibility that the CSRC or other relevant government authorities might require such filing for an offering. If it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for any of our offerings, we may face sanctions by the CSRC, the CAC or other Chinese regulatory agencies. These regulatory agencies may impose fines and penalties on our subsidiaries’ operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from overseas offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for any of our offerings, we may be unable to obtain a waiver of such approval requirements, when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our ordinary shares.

On September 24, 2024, the State Council released the Regulations on Network Data Security, which shall be effective from January 1, 2025. The Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law, and the Personal Information Protection Law. The Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme. We believe that we or any of our PRC subsidiaries do not constitute an online platform service provider under the draft Regulations on Network Data Security.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. According to the CSRC Filing Rules, an issuer will be required to go through the filing procedures under the CSRC Filing Rules if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The CSRC Filing Rules also stated that the determination of whether it is applicable to the issuer will be done in accordance with the principle of “substance over form”. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and(ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As of December 31, 2024, the operating revenue, total net loss, total assets or net assets of our PRC domestic companies counted less than 25% of the group’s total operating revenue, total net loss and total assets balance. As advised by our PRC counsel, if any of the previous index reach 50%, we may be required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules. Nevertheless, as the CSRC Filing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that whether we will be subject to such filing requirements for listing in the United States and our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.

Since these rules, statements and regulatory actions are new, there is no assurance whether the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Changing regulatory requirements and any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ordinary shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the ordinary shares to significantly decline in value or become worthless.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may affect us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, are subject to PRC regulations. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, or cannot exceed the statutory upper limit of the risk-weighted balance for cross-border financing (the upper limit for risk-weighted balance for cross-border financing the capital or the net assets * the leverage rate of cross-border financing * the macro-prudential adjustment parameters). and shall be registered with State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, are subject to the requirement of making necessary filings in Foreign Investment Comprehensive Management Information System, and registration with other government authorities in China. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.

As a holding company, we conduct business through our subsidiaries, including subsidiaries in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the Article 210 and 214 of the Company Law of the PRC (Amended in 2023), each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict such subsidiary’s ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

At the current time, Circular 82 and Bulletin 45 shall not apply to us since our offshore holding entity is not controlled by PRC enterprises or a PRC enterprise group and GFAI’s primary assets are located in Thailand. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. As uncertainties exist in the EIT Law and its implementing regulations with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, should there be a determination in the future to pay dividends, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes. In addition, we may also be subject to PRC enterprise income tax reporting obligations.

You may be subject to PRC income tax on any gain realized on the transfer of our ordinary shares.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10.0% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10.0% PRC income tax if such gain is regarded as income derived from sources within China unless a treaty or similar arrangement otherwise provides. Under the Individual Income Tax Law of the PRC and its implementation rules, gains from PRC sources realized by such investors on the transfer of shares are subject to 20% PRC income tax if such investors carry out the transaction without reasonable business purpose and obtain improper tax gains, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

PRC laws and regulations establish certain procedures in connection with certain acquisitions of China-based companies by foreign investors, especially when such investor has a related party relationship with the China-based companies, which could make it more difficult for us to pursue growth through acquisitions or mergers in China.

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

Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report and as advised by Shihui Partners, our PRC counsel, according to the M&A Rules, with respect to our acquisition of Shenzhen GFAI, Guangzhou GFAI, Beijing Wanjia and InnoAI, we will not be obliged to submit an application to the CSRC for its approval of any of our offerings of Ordinary Shares to foreign investors under the M&A Rules, neither will GFAI, our controlling shareholder or our Chinese subsidiaries be required to obtain approval from the MOFCOM for GFAI’s acquisition of the Chinese subsidiaries with a related party relationship. However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC and the MOFCOM, would reach the same conclusion.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and in the worldwide and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange may be affected by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

As of the date of this report, we have an aggregate of 21,023,528 outstanding ordinary shares. In addition, we currently have 2,013,759 warrants issued and outstanding, which include: (i) 1,233,023 warrants to purchase 30,825 ordinary shares, subject to rounding of fractional warrants and these warrants are exercisable at an exercise price of $4.65 per share with the expiration date of September 28, 2026; (ii) 600,013 warrants to purchase 15,000 ordinary shares, subject to rounding of fractional warrants, at an exercise price of $4.65 per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants to purchase 4,518 ordinary shares, subject to rounding of fractional warrants, that were issued to the assignee of the representative of the underwriters in our initial public offering with the expiration date of September 28, 2026.

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

On July 2, 2024, we entered into an At the Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, par value $0.12 per share (the “Ordinary Shares”), through the Sales Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $10,862,168. For the period from July 2, 2024 to December 31, 2024, the Company issued 7,502,220 Ordinary Shares pursuant to the 2024 ATM offering for gross proceeds of $10,861,671.

On September 3, 2024, we entered into a Marketing Services Agreement (the “Marketing Services Agreement”) with Outside the Box Capital Inc. (“OTB”), pursuant to which the Company agreed to issue $75,000 of restricted Ordinary Shares of the Company, calculated at the closing price as of September 3, 2024, to OTB as consideration for its services provided under the Marketing Services Agreement. On September 3, 2024, we issued 69,445 restricted Ordinary Shares of the Company to OTB. The issuance of the shares was made in reliance on an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and Regulations D and/or S thereunder.

On December 17, 2024, we entered into Amendment No.3 to the independent director agreements with each of John Fletcher, David Ian Viccars and Donald Duane Pangburn (collectively, the “Independent Director Agreement Amendments”). Effective as of January 1, 2025, the Independent Director Agreement Amendments increased each of Mr. Fletcher’s, Mr. Viccars’, and Mr. Pangburn’s annual equity compensation from 20,000 restricted ordinary shares to 40,000 restricted ordinary shares of the Company.

On December 17, 2024, the Board of Directors resolved to grant a restricted share award, consisting of an aggregate of 1,300,000 ordinary shares, to certain officers, directors, and employees of the Company in recognition of their performance and services rendered to the Company in 2024. As of the date of this report, the Board has not yet determined the specific allocation of shares to individual officers or employees. We believe that the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees and we may determine to issue additional shares in the future.

On January 24, 2025, we have released a prospectus supplement and the accompanying base prospectus pursuant to the ATM Agreement, dated as of July 2, 2024, with H.C. Wainwright & Co., LLC, relating to our ordinary shares, par value $0.12 per share. In accordance with the terms of the ATM Agreement, we may offer and sell our ordinary shares, under this prospectus, having an aggregate offering price of up to $6,546,970 from time to time through H.C. Wainwright & Co., LLC, acting as sale agent or principal.

On March 3, 2025, we increased the maximum aggregate offering price of the ordinary shares of the Company, par value $0.12 per share issuable under the ATM Agreement with H.C. Wainwright & Co. LLC, dated July 2, 2024, to up to an aggregate of $5,503,634, which does not include the approximately $13,643,191 of Ordinary Shares that were sold to date pursuant to the Sales Agreement, and filed a prospectus supplement.

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

Adverse market, economic and political conditions, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes and other events or circumstances beyond our control could have a material adverse effect on us.

Another economic or financial crisis or rapid decline of the consumer economy, significant concerns over energy costs, geopolitical issues, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes between the U.S. and other countries resulting in the imposition of increased tariffs on products imported into the U.S., and the availability and cost of credit can contribute to increased volatility, diminished expectations for the economy and the markets, and high levels of structural unemployment by historical standards. Market, political and economic challenges, including dislocations and volatility in the credit markets, general global economic uncertainty, uncertainty or volatility from matters such as changes in governmental policy on a variety of matters such as trade, tariffs and manufacturing policies may adversely affect the economy and financial markets, our financial condition, results of operations, and the trading price of our ordinary shares. Since February 2025, the U.S. administration has proposed to increase the total tariff level for imported Chinese goods to 125% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 9, 2025, China has responded by hiking its levies on U.S. imports to 84% from 34%. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets.

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

As of the date of this report, 21,023,528 restricted ordinary shares are currently issued and outstanding, and 1,211,828 of our ordinary shares remain available for grant under the Plan.

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

In 2020, we established a Robotics Solution business with the goal of diversifying our revenue base, which proved to be well-timed as the global COVID-19 pandemic soon followed. In 2022, as we deployed more robotics into the field and dug deeper into customer needs, we began expanding and working with various partners to expand the functionalities of the robots. Additionally, we started integrating AI features into the robots. In 2023, we continued to enhance our solutions by combining robots, cloud platforms, and AI (especially Generative AI), aiming to bring greater value to our customers. By the end of 2023, we successfully diversified our robotic solution and established a foundational platform that will drive the development of our future AI solutions.

In 2024, we began developing a web-based AI solution that focuses on solving specific problems in travel planning, with a focus on providing personalized trip planning. To enhance the technology foundation, we established a dedicated R&D team in the technology foundation and partnered with Librum Technologies Inc. to develop AI agents for travel assistant solutions and retail optimization. In addition, our robotic travel recommendation agents (RoboTravel Agent) were deployed throughout Asia-Pacific, integrating robots at tourist locations to enhance visitor experiences during 2024. We expanded AIoT robot advertising to the U.S. with approximately 200 robots deployed in New York, and developed a decentralized spatial computing solution to be tested in the U.S. in August 2024.

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

Our businesses are categorized into four segments:

[i]	Secured Logistics Business;

[ii]	AI&Robotics Solution Business;

[iii]	General Security Solutions Business; and

[iv]	Corporate and others.

Secured Logistics Business

We are a market leader with more than 42 years of experience in the secured logistics business in Thailand. Our services include cash-in-transit, dedicated vehicles to banks, ATM management, cash center operations, cash processing, coin processing, cheque center, and cash deposit machine solutions (cash deposit management and express cash service). Our customers include local commercial banks, chain retailers, coin manufacturing mints, and government authorities. Our four major customers are Government Savings Bank, Bank of Ayudhya, CP All Public Company and TTB Bank Public Company. A few global customers also retain our services under temporary contract. As of the date of this report, we employed 1,547 staff within GF Cash (CIT) and had 441 vehicles.

Our operating subsidiary, GF Cash (CIT), was founded in 1982 (the Company was formerly named Securicor (Thailand) Limited and was renamed G4S Cash Services (Thailand) Limited in 2005 and G4S Cash Solutions (Thailand) Limited in 2012. The Company was renamed again as Guardforce Cash Solutions (Thailand) Limited in 2016 and the name was further changed to Guardforce Cash Solutions Security (Thailand) Company Limited in 2017. The principal office of GF Cash (CIT) is located in Bangkok, Thailand.

Our revenues are substantially derived from GF Cash (CIT)’s secured logistic business and gross revenue for our secured logistic business years ended December 31, 2024, 2023 and 2022, was approximately $32.4 million, $31.9 million, and $30.9 million, respectively.

In recent years, the CIT market in Thailand was filled with challenges and new opportunities. During the pandemic, the government and private sectors promoted the use of digital payment systems, accelerating a shift towards digital payments and online transactions. However, the level of adoption varies depending on geographical distribution, user age group and consumer behavior. We observed that the adoption of electronic cash in Metropolitan Bangkok and some major cities is significantly higher than other cities in “up-country” provinces. Meanwhile, the recovery of the tourism industry has accelerated retail business growth in Thailand, especially from the third quarter of 2023 and the visa-free policy between Thailand and China in early 2024, which could lead to a significant rise in the use of physical cash.

In response to the market dynamics, we have implemented a two-step growth strategy. Firstly, we strategically shifted our operating focus to our well-established business coverage in the “up-country”, where we targeted customers with numerous physical cash transactions such as retail chain stores, restaurants, cafes, pubs, etc. Secondly, we have begun to develop non-cash related solutions and services to diversify our revenue streams.

Since 2020, we have rolled out robotic solutions across the Asia Pacific region, as detailed in the following section. As a part of our “retail-focused” strategy, we introduced the Cash Deposit Management Solutions (known as “GDM”) to nationwide highway operators and chain retailers in Thailand. The success of this initiative is evident. Our GDM installation has been increasing since 2022, and by December 31, 2024, we had approximately 373 GDM machines nationwide. Our revenue from GDM increased more than 100% in 2024 compared to 2022. We will continue to expand retail client base in this business sector in 2025.

In addition, we initiated the expansion of smart retail solutions to Thailand in 2024, offering various solutions including but not limited to security alarm system, store risk evaluation, customer traffic flow analysis, AI store audit, and anti-fraud prevention. In 2025, we’ll continue to localize the smart retail solution in Thailand, aiming to provide a comprehensive suite of retail-focused security solutions to our increasing retail clients.

Our Products and Services of Secured Logistics Business

As of the date of this report, most of our revenues are derived from Secure Logistics Solutions. This primarily includes: (i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center Operations (CCC); (vii) Cheque Center Service (CDC); (viii) Express Cash; (ix) Coin Processing Service; and (x) Cash Deposit Management Solutions (GDM).

Secured Logistics solutions provide comprehensive cash management services for business. Our service includes collecting cash from its customers’ main business operations, then delivering the collected cash to its cash processing centers for counting, checking and packing in bundles, after which the cash is transporting to the customers’ designated depository banks and depositing into the customers’ bank accounts. We enter into contracts with our customers to establish pricing and other terms of service. We charge customers based on activities (service performed) as well as based on the value of the consignment.

Core Services

GF Cash (CIT) runs our Core Services which include CIT (Non-DV), CIT (DV), ATM Management, CPC, CCT, CCC, CDC and GDM. For the year ended December 31, 2024, GF Cash (CIT) Core Services represented over 89.3% of our total revenues.

The charts below show the breakdown of our GF Cash (CIT) business by sector for the fiscal years ended December 31, 2024, 2023 and 2022. These business sectors are discussed below:

Revenue by Services (For the year ended December 31, 2024):

Revenue by Services (For the year ended December 31, 2024)
Others 0.0%
CDC 0.0%
GDM 12.0%
CCC 1.6%
CCT 5.4%
CIT Non-DV 37.8%
CPC 11.3%
ATM Management 20.7%
CIT DV 11.2%
CIT Non-DV
CIT DV
ATM Management
CPC
CCT
CCC
CDC
Others
GDM

Revenue by Services (For the year ended December 31, 2023):

CIT Non-DV 37.2%
CIT DV 12.0%
ATM Management 23.8%
CPC 10.2%
CCT 5.7%
CCC 2.3%
CDC 0.0%
Other 0.0%
GDM 8.8%
CIT Non-DV
CIT DV
ATM Management
CPC
CCT
CCC
CDC
Others
GDM

Revenue by Services (For the year ended December 31, 2022):

Revenue by Services (For the year ended December 31, 2022)
CDC 0.0%
Others 0.0%
GDM 5.7%
CCC 1.5%
CCT 7.1%
CIT Non-DV 34.7%
CPC 9.0%
ATM Management 28.8%
CIT DV 13.2%
CIT Non-DV
CIT DV
ATM Management
CPC
CCT
CCC
CDC
Others
GDM

Cash-In-Transit – Non-Dedicated Vehicles (Non-DV)

CIT (Non-DV) includes the secure transportation of cash and other valuables between commercial banks, the Bank of Thailand, which is Thailand’s central bank, and retail customers. CIT (Non-DV) also includes the transportation of coins between the commercial banks, the Thai Royal Mints and the Bank of Thailand. The main customers for this service are the local commercial banks and retail customers. Our service charge varies based on the value of the consignment, condition of the cash being collected (for example, seal bag collection, piece count collection, bulk count collection, or loose cash collection), and the volume of the transaction. Vehicles used for the delivery of this service are not dedicated to the specific customers.

For the years ended December 31, 2024, 2023 and 2022, CIT (Non-DV) revenues were approximately $12.2 million (33.7%), $11.9 million (32.8%) and $10.7 million (31.5%), respectively.

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

For the years ended December 31, 2024, 2023 and 2022, CIT (DV) revenues were approximately $3.6 million (10.0%), 3.8 million (10.5%) and $4.1 million (12.0%), respectively.

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

For the years ended December 31, 2024, 2023 and 2022, ATM Management revenues were approximately $6.7 million (18.5%), $7.6 million (20.9%) and $8.9 million (26.2%), respectively.

Cash Processing (CPC)

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

For the years ended December 31, 2024, 2023 and 2022, CPC revenues were approximately $3.7 million (10.1%), $3.3 million (9.0%) and $2.8 million (8.2%), respectively.

Cash Center Operations (CCT)

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

For the years ended December 31, 2024, 2023 and 2022, CCT revenues were approximately $1.8 million (4.9%), $1.8 million (5.0%) and $2.2 million (6.5%), respectively.

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

For the years ended December 31, 2024, 2023 and 2022, CCC revenues were approximately $0.5 million (1.4%), $0.7 million (2.0%) and $0.5 million (1.3%), respectively.

Cheque Center Service (CDC)

Cheque Center Service (CDC) includes secured cheque pickup and delivery service.

For the year ended December 31, 2024, 2023 and 2022, CDC revenues were approximately $nil (nil%), $nil (nil%) and $0.005 million (0.0%), respectively.

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

For the years ended December 31, 2024, 2023 and 2022, GDM revenues were approximately $3.9 million (10.7%), $2.8 million (7.7%) and $1.8 million (5.2%), respectively.

Others - International Shipment

International shipment provides secured delivery service for high valued items such as diamonds and jewelries on behalf of our customers. We receive the consignment by air and delivers to local customers in Thailand or vice versa.

While there are international companies providing this service, as a local CIT operator, we are strategically focusing on expanding the cooperation with some international players to enhance their local support, such as Loomis and Malca Amit, providing comprehensive Thailand market coverage.

For the years ended December 31, 2024, 2023 and 2022, international shipment revenues were $0.003 million (0.0%), $0.005 million (0.0%) and $0.01 million (0.1%), respectively.

Others - Express Cash

The express cash service is an expansion of our Guardforce Digital Machine, or GDM, solution which we launched in 2019. We work with commercial banks to install a mobile GDM- in our CIT vehicles, which allow us to process retail clients’ cash deposit in the CIT vehicles onsite. The cash counting results are immediately transmitted to GF Cash (CIT) headquarters and to the commercial bank, allowing banks to credit the counted amount to its customers’ bank accounts quicker.

Although we did not generate revenue from this service line for the years ended December 31, 2024, 2023 and 2022, we have capabilities to provide such service.

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

Currently, coins are still an important part of Thai currency system and widely used in retails market, creating consistent demand for coin exchanges, coin processing and coin storage. Royal Thai Mint is the only coin operator in Thailand while regular banks only handle limited amount of coin services and frequently lack the denominations of coin that customers require. Therefore, Thai citizen and retailers often facing a long queue and very complex process.

Recognizing this market gap, we have developed our coins operations which will include the following services since 2023, i) Coin delivery and collection; ii) Coin sorting and processing; iii) Coin storage; iv) Coin exchange services, and v) Inter- provincial coins delivery and collection.

Our advantage in coin operation stem from our existing good coverage in upcountry and Bangkok, which allow us to utilize our existing vehicles to perform the collection and delivery. We also maintain sufficient space to build a coin centre for the sorting and processing, wrapping and storage of coins Although we did not generate revenue from this service line for the years ended December 31, 2024, 2023 and 2022, we have capabilities to provide such service.

Our Fee Structure for the Secured Logistics Business

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

Our Fleet of Vehicles for the Secured Logistics Business

We operate a fleet of 441 vehicles. Our fleet includes armored vehicles – pickup, armored vehicles – van, armored vehicles – truck 6 wheels, maintenance soft skin vehicles – pickup, coin trucks soft skin – pickup, security patrol soft skin – pickup trucks and administrative vehicles.

Our vehicles are maintained to the highest commercial standards to ensure our quality of service. We operate dedicated garages for our vehicles with in-house auto mechanics. Our vehicle repair facilities are located at our head office location in Laksi and at other major branch locations. We also have a well-established logistics department which monitors the operations of our garages and the maintenance of our vehicle operations standards.

AI&Robotics Solution Business

Our AI&Robotics Solution business was established in 2020 as part of our revenue diversification efforts. Currently, we offer Robotic solutions with AI integration and we are developing web-based AI solutions to help with personalized trip planning.

Technology Infrastructure

The Guardforce AI Intelligent Cloud Platform (GFAI ICP) forms a foundation of our AI&Robotics Solution since the launch in 2021. Through several upgrades, it now provides functionalities including but not limited to, robotic management, AI integration (including large language models such as Google Gemini, ChatGPT etc.), API integration, robot advertising, data processing and AI agent analysis.

In 2022, we partnered with Shenzhen Kewei to enhance GFAI ICP, upgrading it to GFAI ICP 2.0 and introducing advertising capabilities that supported the launch of the AIoT Robot Advertising business in Macau. This upgrade also included a mobile-app, enabling customers to directly manage and place advertisements through their phones. During the same year, we launched the Tech Service Platform (TS) and Robot Operation Management Platform (ROMP) to improve the management of robot functionalities and address operational issues.

In 2023, we expanded our operations in mainland China by acquiring the Cloud Technology Platform (CTP) from Shenzhen Kewei. Building on this momentum, in 2024, we launched GFAI ICP 3.0, integrating more large language models and an AI Agent system. This version also incorporated CTP under the framework of GFAI ICP 3.0 by reorganizing the ICP function sections for enhanced efficiency and scalability.

Web-based AI solution

Building on our robust robotic solutions, started in early 2024, we have been investing in the development of sophisticated web-based AI solutions focused on solving specific problems in travel planning, especially providing personalized trip planning. This strategic initiative represents a natural evolution of our technology stack, addressing the growing consumer demand for customized travel experiences.

This web-based AI solution leverages an advanced AI Agent system built on GFAI ICP 3.0 and large language model (LLM) technology. This system is designed to handle complex tasks, including understanding customer travel requests, identifying and verifying various travel spots (such as restaurants and scenic spots), delivering personalized trip recommendations, and quickly forming a well-crafted customized trip agenda that is adjustable to customer requests. Currently in the development phase, we plan to launch this solution in regions beyond the Asia Pacific in the near future. To support this effort, we have also established a dedicated R&D team committed to continuous platform enhancements, ensuring that GFAI ICP 3.0 remains the foundation for our next generation of AI-driven solutions.

In 2024, we further established a strategic partnership with Librum Technologies, Inc., a Boston-based company comprised of professors and researchers in the AI field. This collaboration aims to fine-tune our AI agent system, further enhancing its capabilities to meet the evolving needs of travelers. By combining our technological expertise with Librum’s research prowess, we are well-positioned to deliver innovative, personalized travel solutions that exceed customer expectations.

Robotic Solutions

We are currently offering various robotic solutions through R&D and partnership, and gradually shift our customer base to retail and tourism. In 2023, we collaborated with China International Travel Service Shenzhen Co., Ltd. (Nice Tour) to deploy robot store assistants, providing travel-related inquiries, recommendations, and advertising services, strengthening our presence in the tourism sector.

In 2024, we prioritized leveraging robots as travel recommendation agents which was later named RoboTravel Agent (RTA) and deployed across the Asia-Pacific region. Our RTA effectively connects travel services, enhancing the overall visitor experience. Besides the roll-outs of RTA, we also expanded our AIoT Robot Advertising business into the U.S., with approximately 200 robots deployed in New York and completed the proof-of-concept for our decentralized spatial computing solution on our robots in late August.

Our Fee Structure for the AI&Robotics Solution Business

Our AI&Robotics Solution Business has three fee structures:

●	Sale and Rental of AI&Robotics Solution: One-off purchase by customers of robots with the provision of add-on technical support service with additional charges during and after the warranty period, or lease the robots as part of our Robots as a Service (RaaS) model, with regular payment made by customer on a daily, weekly, monthly or annual basis;

●	Advertising Service: We place our robots in the main entrance of buildings and shopping malls while customers lease the advertising page on the AD playing screen of our robots.

●	Solution Provider: On one hand, we offer customers solutions derived from combining and integrating functionalities of different robots. On the other hand, we also provide customized development solutions tailored to individual customer needs. This type of revenue may include product sales, product leasing or service fees for functionality usage, and revenue from custom development services.

General Security Solutions Business

We began operating our general security solutions service through the acquisition of the 100% equity interest in Beijing Wanjia on June 22, 2022. Our services include the provision of Smart Retail Solutions and Security Engineering and maintenance. Founded in Beijing, China in 1996, Beijing Wanjia now serves as a certified National High Technology company in China and of Zhongguancun. It is the Vice Chairman member of both the China Security & Protection Industry Association and Beijing Security & Protection Industry Association.

Core Services

Smart Retail Solution

Smart Retail Solution is our innovative management system that we have developed since 2018 which has gained significant tractions in recent years. Leveraging big data technology, this intelligent management system offers a comprehensive suite of consultant services including but not limited to store risk evaluation, customer traffic flow analysis, AI store audit, and anti-fraud prevention.

We initially launched this solution through partnerships with select of our major clients, and made multiple upgrades and will continue to utilize our service in the future versions of the software. In 2024, we expanded our operations into Thailand by establishing a dedicated showroom and launching marketing initiatives to approach existing clients within our secured logistics business. This strategic move aims to strengthen our presence in the region and cater to the growing demand for advanced retail technologies.

Security Engineering and Maintenance

Our security engineering projects and maintenance include the design, installation, and maintenance of CCTV and security alarm systems. We hold a well-recognized certification in security engineering in China and have a professional team experienced in delivering first-class integrated security solutions. Our automatic security alarm system integrates electronic sensors, a central alarm host, and an operating surveillance control center. Supported by IoT and communication networks, the system detects abnormalities through sensors, automatically sending signals, images, and analysis to the control center. After verification by the surveillance team, our first-response security team is dispatched to address potential threats. Currently, our offsite security support network covers most provinces and cities across China. In 2024, we strengthened our client relationships by securing contracts with two major clients, making the total number of security channels managed surpassing a record high of 12,000.

For the years ended December 31, 2024, 2023 and 2022, general security solutions revenues were approximately $3.7 million (10.2%), $3.6 million (10.0%) and $1.8 million (5.3%) of the Company’s total revenues, respectively.

Corporate and others

The Corporate and others segment covers the non-operating activities supporting the Company. It comprises our Company’s holdings and treasury organization, including the headquarter and central functions. All listing related expenses are included in the Corporate and others segment. This segment is an administrative-operating segment rather than a revenue-generating operating segment.

Discontinued Operations

We acquired a majority stake in Handshake on March 25, 2021, and began generating our Information Security revenues. The purpose of this acquisition was to provide us with the experience, expertise, and credibility to capitalize on the growing information security market.

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

Since the completion of acquisition, Handshake has been working on recruiting and training new qualified staff to perform penetration tasks besides the two original shareholders and directors who started the company. However, there is specific requirement for this type of talent, and the recruiting, training, and retaining costs are higher than expected. Meanwhile, compared to other business sectors, the current projects Handshake obtained are one-off projects that needs hourly-billed staff to proceed and has not formed a consistent recurring revenue in the past 2 years. Therefore, the synergy with our other business sectors is limited. Moreover, it is still unknown that whether U.S. sanctions on technology could negatively impact cybersecurity and PCI work in Hong Kong and subsequently affect Handshake’s business.

Therefore, after taking various factors into consideration, including goodwill impairment, unsustainable revenue, and client synergy with other business sectors, combined with our strategic growth in AI and robotics, we have completed the separation with Handshake on February 6, 2024.

For the years ended December 31, 2024, 2023 and 2022, revenue and results of operations derived from Handshake were presented as discontinued operations. The divestiture with Handshake does not have any materially effects on the company’s liquidity, financial condition or results of operations (including net income or loss) through the separation date.

2025 Business Plan

In 2025, we aim to enhance our business as follows:

1.	Strengthen Foundation Business: continue to provide best-in-class solutions to maintain our leading position in Thailand, including secure contract renewals, accelerate in growing retail customers, enhance GDM solution with expanded service offering, and form an ecosystem of secure logistics

2.	AI Innovation & Development: continue to build the R&D team, expand partnerships in AI industry that lead to enhance AI agent development to extend AI solutions for travel and retail industries

3.	International Expansion: continue to drive the growth of smart retail solutions by localizing the solutions in Thailand and strategically deploy AI solutions for travel to regions beyond Asia Pacific.

Secured Logistics Business

Sales & Marketing

In our fiscal year 2025, we plan to undertake the following activities to promote our businesses:

●	To work closely with existing customers on renewing contracts, expand service to more branches throughout Thailand, and continue to expand retail customer base.

●	To explore upgrading the cash processing system to include AI related functions and capabilities.

●	Continue to work closely with Bank of Thailand on Consolidation Cash Centre operations.

●	Continue to develop GDM business in upcountry provinces, initiate on-site cashier services alongside with GDM services, and work with local banks to extend GDM features with Same-day credit solutions.

Customers

Banking customers have historically comprised our primary customer base. Since 2008, Government Savings Bank, a state-owned Thai bank located in Bangkok has been our largest customer. For the year ended December 31, 2024, 2023 and 2022, revenue derived from this customer, was approximately $7.6 million, $7.5 million and $8.1 million, respectively, which accounted for approximately 20.9%, 20.8% and 23.8% of our total revenues, respectively.

Our next three largest customers include two commercial banks and one retail customer. For the same period, revenues from these three largest customers combined were approximately $13.8 million, $13.3 million, and $13.4 million, respectively, or 38.1%, 36.7% and 39.4% of our total revenues, respectively. Therefore, for the years ended December 31, 2024, 2023 and 2022, our top four customers combined accounted for approximately 59.0%, 57.5% and 63.2% of our total revenues, respectively. We have three customers that accounted for 10% or more of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively (See Note 26 “Concentrations” in our audited consolidated financial statements for details).

The revenues from banking customers have shown declining revenue trends, representing approximately 57.8%, 61.5% and 65.5% of our secured logistic revenue for the year ended December 31, 2024, 2023 and 2022, respectively. This decline primary attributes to the reduction of ATM transactions since 2019, as the Thai Government, Bank of Thailand and local commercial banks started to promote electronic transactions and merge bank branches Bank of Thailand and local commercial banks started to study the practicability of White Label ATM project to further reduce number of ATM machines in Thailand. We foresee ATM machines and ATM transactions will continue decreasing in the next three years.

In response to the banking trends, we strategically expanded our business into retail market, one of the largest and most dynamic markets in Southeast Asia with strong growth potential for secured logistics services. Cash transactions remain prevalent in retail stores, especially in up-country provinces, and cash handling are required between shifts. CIT collection and processing services are currently adopted by several big international players in retail market to increase efficiency and reduce the risk of storing cash in their shops, setting a trend for broader market adoption.

Our retail sector expansion has shown promising results with increasing revenue, particularly since the third quarter of 2023 when tourism recovery began to accelerate. As a result, the retailers restarted to launch more store locations that was paused during the pandemic. We’ve witnessed a rise in retail activity with a corresponding increase in our service trips for the retail clients as the number of store locations continue to grow.

To maintain sustainable growth, we have established well-organized business development and customer service teams that actively manage contract renewal and cultivate good relationships with our customers. These teams play an important role in retaining existing business and developing new opportunities.

Competition

Our principal business is secured logistics. The chart below references GF Cash (CIT) as “GFCTH” and names GF Cash (CIT)’s competitors showing relative market share in 2024.

THAILAND MARKET SHARE 2024

Servex
12%
GFCTH
23%
Samco
5%
Brinks
6%
KGS
34%
Gunpai
20%

Source: Thailand Revenue Department

The secured logistics industry in Thailand is subject to significant competition and pricing pressure. The main competitors are the international companies and local banks who has their exclusive CIT subsidiaries. We are expanding our retail client base because the operational cost is relatively lower while market demand is high. Since pricing is more sensitive when it comes to retail clients compared to banks, the competition of gaining retail clients could affect our pricing strategies in the future.

We believe that we have significant competitive advantages despite the fierce competition in the industry, including:

●	Full coverage in the entire country with 21 branches;

●	Flexible and reliable operations, and reputation for a high level of service and security,

●	Long term relationship with local commercial banks and big brand retail customers;

●	42 years of experience among the staff/management team in the cash logistics solutions business in Thailand;

AI&Robotics Solution Business

Sales & Marketing

During the 2025 fiscal year, we intend to continue prioritize enhancing our research and development efforts, upgrading and improving the GFAI ICP 3.0, leveraging open-source, maturing AI Agent system, and eventually expand our AI solutions into regions beyond Asia pacific, offering solutions that helps customers with their travel planning. Meanwhile, we will dive deeper into customer needs and offer higher-quality AI&Robotics solutions.

Customers

Since the inception of our AI& Robotics business, the deployment of our robots (free trial, service fee basis and sales) has primarily been at hotels, tourism sites, stores, hospitals, educational institutions, entertainment venues, government buildings, as well as shopping malls in Thailand, Hong Kong, Singapore, Malaysia, Macau and other markets across Asia. We’ll continue to shift our focus to retail and travel customers, especially with the roll-out of web-based AI solutions for travel planning.

Competition

The robotics industry globally is still in its early growth stage. Competition is intense between manufacturing and trading companies who are engaged in selling robots as a stand-alone product. Most of our competitors are Chinese and Japanese robotics manufacturers. At present, there is no clear market leader. Therefore, in our development process, we started to expand partnerships and explored integrating AI functionalities into the robotics.

Despite the highly competitive environment, we believe we have the following competitive advantages:

●	Existing distribution network via our secure logistics business particularly in Thailand;

●	42 years of business experience in delivering services to customers, and industry understanding through years of services;

●	Established GFAI ICP 3.0 that offers the technology foundation for Robot + RaaS + AI frameworks and our existing partnership for AI Agent development

●	Through the continued development of our RTA (Robot Travel Agent) products, we have gathered extensive data and valuable insights, allowing for a more comprehensive understanding of market trends and customer demand. These insights drive continuous improvements in our AI Agent and solutions, ensuring they meet the evolving industry demands.

Growth Strategy

We believe that cloud platform services, AI services and robotics services have great potential and growth opportunities in the next decade, especially with the emerging revolution of Generative AI. Against the backdrop of these industry trends, we aim to enhance shareholder value by maintaining our leading position in the Thailand secured logistics services market as well as leveraging our competitive strengths to exploit new opportunities identified from the increasing AI&Robotics Solution business, creating more synergy in the areas where we have strong customer foundations.

Our growth strategy includes securing current client base particularly retail and travel industry, while expanding our AI solutions and smart retail solutions internationally. We will continue to invest in R&D for AI agent development and AI solutions, and enhance GFAI ICP 3.0 as the foundation for our ongoing development.

We expect to use the net proceeds from our two CMPOs that closed in May 2023 and ATM financing in 2024, which have continued into 2025, to fund our planned capital expenditures in 2025 and onwards to achieve the above itemized growth strategies.

As of December 31, 2024, our cash and cash equivalents and restricted cash totaled approximately $23.4 million. (See Note4 “Cash, Cash Equivalents and Restricted Cash” in our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 on page F-29 for details on our cash position.) To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to raise funds from the capital market and to access commercial banking credit facilities as the need arises.

There can be no assurance, however, that we will be able to accomplish any of the above listed strategic objectives or to acquire the necessary capital on terms acceptable to us, if at all. See “Risk Factors—Risks Relating to our Business—We might not have sufficient cash to fully execute our growth strategy.”

Organizational Structure

See “ITEM 4. INFORMATION ON THE COMPANY – A. History and Development of the Company – Corporate Structure” above for details of our current organizational structure.

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

GF Cash (CIT) has a total of 21 branches operated in Thailand under the Guardforce name as follows:

Main Branches		No. of Vehicles Associated with Branch	Estimated Size of Branch (sqm)	Monthly Rental Charge (THB)
1	Bangkok (HO & Main Location)	188	1,836.00	2,625,000
2	Chiang Mai	22	753.75	150,000
3	Phitsanuloke (BOT CCC)	20	805.6	140,000
4	Nakorn Ratchasima (Korat)	16	838.64	96,800
5	Khon Kaen (BOT CCC)	23	8,496.00	140,000
6	Ubon Ratchathani (BOT CCC)	14	805,6	29,360
7	Chon Buri	24	204.36	81,053
8	Rayong	16	142.40	71,925
9	Phuket	17	258.96	71,500
10	Hadyai (BOT CCC)	19	6,200.00	140,000
11	Surat Thani	17	208.31	63,158

	Normal Branches
12	Chiang Rai	10	288.00	14,400
13	Nakornsawan	7	65.62	19,105
14	Udon Thani	11	136.40	33,158
15	Surin	5	289.56	60,930
16	Sakon Nakorn	4	67.34	7,368
17	Chachoengsao	8	115.52	35,000
18	Saraburi	6	114.38	50,000
19	Ayutthaya	3	120.00	27,000
20	Nakorn Si Thammarat	6	69.40	6,842
21	Samui	5	249.75	37,895

All of our branches provide ATM replenishment, ATM First line & Second line maintenance services, cash-in-transit services and cash sorting, counting and storage services. Our main branches perform cash center activities authorized by the Bank of Thailand (BOT), while normal branches do not. All branches (both main & normal) are under rental leases with annual renewals.

As of December 31, 2024, we managed a fleet of 441 vehicle in Thailand.

Vehicle Types	Number of Vehicles
Armoured Vehicle – Pickup	208
Armoured Vehicle – Van	161
Armoured Vehicle – Truck 6 Wheels (Hino 5 ton truck)	2
Maintenance soft skin vehicle – Pickup	38
Coin truck soft skin coin – Pickup	11
Security Patrol soft skin – Pickup	7
Admin vehicle	14
Total	441

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

Additionally, we have maintained directors, officers and company liability insurance (“D&O Insurance”) since September 28, 2021, our current D&O Insurance coverage was $2,000,000, which will expire on November 6, 2025.

Seasonality

Our results of operations are not subject to substantial seasonal fluctuations that could adversely affect our business. Demand for our services is relatively constant throughout the year. However, historical trends may not be predictive of future results given the potential for changes in business activities due to, for example, the COVID-19 pandemic. During 2022, our business activities were impacted negatively as a result of companies adapting to the COVID-19 environment. Starting from the beginning of 2023, the governments of the countries in which we operate have lifted most of the social distancing measures and other restrictions that our business has gradually recovered during the year.

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

We conduct our business activities in Thailand using a tiered shareholding structure in which direct foreign ownership in each Thai entity is less than 50%. See “Item 4. Information on the Company—A. History and Development of the Company — Corporate Structure.” The FBA considers the immediate level of shareholding of a company to determine the number of shares held by foreigners in that company for the purposes of determining whether the company is a foreigner within the meaning of the FBA, and will have regard to the shareholdings of a corporate shareholder which holds shares in that company to determine whether that corporate shareholder is a foreigner, however no cumulative calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Such shareholding structure has allowed us to consolidate our Thai operating entities as our subsidiaries.

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

Provision for Employment Benefit

The Company has two defined benefit plans based under the requirements of the Thailand Labor Protection Act 1998 (Revised 2023) to provide retirement benefits to employees based on pensionable remuneration and length of service, which are considered as unfunded. There is no established plan assets set up and the Company will pay benefits as and if needed.

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

PRC Laws and Regulations Relating to Our Business in China

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the Negative List, which was latestly amended and promulgated by the MOFCOM, and the National Development and Reform Commission (the “NDRC”), in September 2024 and came into effect in November 2024. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from receiving foreign investment. The Negative List covers 11 industries, and any field not falling under the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, to improve relevant laws and regulations on data security, cross border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

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

Our Reception Robot (T-Series) is primarily deployed as part of the RTA (Robot Travel Agent) solution, positioned at high-traffic entry and exit points to execute marketing-related tasks. The T-Series robots assist clients in enhancing brand exposure, attracting potential customers, and driving sales through interactive displays, advertising, and intelligent recommendations. In this process, the T-Series robots may collect and use relevant information to optimize marketing effectiveness and deliver more personalized services. This information will be managed independently by clients and stored in an isolated manner to ensure data security and compliance. Additionally, we may be required to obtain consent from end users as mandated by the CAC or other PRC regulatory authorities. While we have implemented strict security measures to protect the collected information, risks such as data breaches and unauthorized access may still arise, potentially leading to legal liabilities, costly litigation, and negative publicity.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

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

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

On April 4, 2018, the Ministry of Finance and the State Taxation Administration issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the above-mentioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

Furthermore, on December 25, 2024, the National People’s Congress of the PRC promulgated the Value Added Tax Law of the PRC, or the VAT Law, which will come into effect on January 1, 2026. The VAT Law will consolidate China’s current VAT regulations into one overarching piece of legislation.

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

A. Operating Results

Introduction

The following discussion, which presents the results of Guardforce AI Co., Limited and its consolidated subsidiaries, should be read in conjunction with the accompanying consolidated financial statements and notes thereto for the years ended December 31, 2024, 2023 and 2022, along with the risk factors discussed in Part I, Item 3D, “Risk Factors,” and the cautionary statement regarding forward-looking information.

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

On February 6, 2024, we entered into a Sale and Purchase Agreement (the “Purchase Agreement”), by and among the Company, Handshake Networking Limited (the “Target”), and three Hong Kong residents (the “Purchasers”), in which the Company sold 510 ordinary shares of the Target, representing 51% of the issued and outstanding share capital of the Target, to the Purchasers in exchange for (i) $510 Hong Kong dollars (approximately $65 U.S. dollars) and (ii) the cancellation of 1,091 ordinary shares of the Company beneficially owned by the Purchasers. As a result of this transaction, the Target ceased to be a subsidiary of the Company.

On May 7, 2024, we issued an aggregate number of 288,000 restricted Ordinary Shares under our Amendment No.1 to Guardforce AI Co., Limited 2022 Equity Incentive Plan to the officers and other employees for their service performed in 2023.

On May 13, 2024, we entered into a Share Transfer Agreement (the “InnoAI Agreement”) to acquire 100% of the equity interests in InnoAI. Pursuant to the InnoAI Agreement, InnoAI became a wholly owned subsidiary of our Company.

On May 15, 2024, we announced to launch of robotic solutions LinguaBot through a strategic partnership with iApp Technology and also launched Barism and Wish Note solutions.

On June 25, 2024, we announced that our subsidiary, GF Cash (CIT) has secured a 5-year contract to operate the Consolidated Cash Center in Chiang Mai on behalf of Bank of Thailand.

On July 2, 2024, we entered into an At the Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, par value $0.12 per share (the “Ordinary Shares”), through the Sales Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $10,862,168. For the period from July 2, 2024 to December 31, 2024, the Company issued 7,502,220 Ordinary Shares pursuant to the 2024 ATM offering for gross proceeds of $10,861,671. The Ordinary Shares were sold at prevailing market prices, for an average price per share of $1.45 Pursuant to the ATM Agreement, a cash commission of $271,542 on the aggregate gross proceeds raised was paid to the Sales Agent in connection with its services under the AMT Agreement.

On August 15, 2024, we announced our AIoT Robot Advertising to the U.S. and prepared to launch a decentralized spatial computing solution for proof of concept.

On September 3, 2024, we entered into a Marketing Services Agreement (the “Marketing Services Agreement”) with Outside the Box Capital Inc. (“OTB”), pursuant to which the Company agreed to issue $75,000 of restricted Ordinary Shares of the Company, calculated at the closing price as of September 3, 2024, to OTB as consideration for its services provided under the Marketing Services Agreement. On September 3, 2024, we issued 69,445 restricted Ordinary Shares of the Company to OTB. The issuance of the shares was made in reliance on an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and Regulations D and/or S thereunder.

On September 30, 2024, Mr. Kee Yun Kwan (“Mr. Kwan”), the Company’s previous Chief Operating Officer (“COO”), resigned from his position as the COO of the Company, effective immediately. Mr. Kwan’s previous duties and responsibilities have been assigned to the Company’s existing senior management members. Mr. Kwan’s resignation as the Chief Operating Officer is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

On December 4, 2024, we announced a significant advancement in collaboration with Librum Technologies Inc., a Massachusetts-based technology company founded by leading AI researchers and professors. This partnership focuses on developing AI agents that serve as the technological foundation for our AI-powered travel and purchasing solutions.

On January 24, 2025, we have filed a prospectus supplement and the accompanying base prospectus pursuant to the ATM Agreement, dated as of July 2, 2024, with H.C. Wainwright & Co., LLC, relating to our ordinary shares, par value $0.12 per share. In accordance with the terms of the ATM Agreement, we may offer and sell our ordinary shares, under this prospectus, having an aggregate offering price of up to $6,546,970 from time to time through H.C. Wainwright & Co., LLC, acting as sale agent or principal.

On January 28, 2025, we announced that one of our main clients, Government Savings Bank has renewed the contract with GF Cash (CIT) for another 3 years.

On March 3, 2025, we increased the maximum aggregate offering price of the ordinary shares of the Company, par value $0.12 per share issuable under the ATM Agreement with H.C. Wainwright & Co. LLC, dated July 2, 2024, to up to an aggregate of $5,503,634, which does not include the approximately $13,643,191 of Ordinary Shares that were sold to date pursuant to the Sales Agreement, and filed a prospectus supplement.

On March 31, 2025, we entered into a Marketing Services Agreement with OTB, pursuant to which the Company agreed to issue $150,000 of restricted Ordinary Shares of the Company, calculated at the closing price as of March 31, 2025, to OTB as consideration for its services provided under the Marketing Services Agreement. On March 31, 2025, we issued 151,256 restricted Ordinary Shares of the Company to OTB. The issuance of the shares was made in reliance on an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and Regulations D and/or S thereunder.

On April 11, 2025, we issued an aggregate number of 1,306,500 restricted Ordinary Shares under our Amendment No.1 to Guardforce AI Co., Limited 2022 Equity Incentive Plan to the officers and other employees for their service performed in 2024.

Overview

We were founded in 2018 with the purpose to acquire our operating subsidiary GF Cash (CIT) and develop complementary technology related solutions and services.

In 2020, we established our Robotics Solution business with a goal of diversifying our revenue base, proven to be well timed as the global COVID-19 pandemic soon followed. On June 22, 2022, we acquired of 100% of the equity interests in Beijing Wanjia, an integrated security provider with 25 years of experience, from Shenzhen Yeantec. providing smart retail solution and Security Engineering and maintenance.

From 2022 to 2024, through partnerships and internal R&D, we rolled out various solutions, integrating AI capabilities, including but not limited to robot advertising services and RoboTravel Agent. In the meanwhile, we’ve formed our technology foundation, GFAI ICP 3.0, and started to develop a web-based AI solution for solving specific problems for personalized travel planning.

Our businesses are categorized into three units:

[i]	Secured Logistics Business;

[ii]	AI&Robotics Solution Business; and

[iii]	General Security Business;

Guardforce Cash Solutions Security (Thailand) Company Limited, or GF Cash (CIT), is the only subsidiary providing secured logistics services with operations in Thailand. Secured logistics business is our largest business segment which provides cash solutions (i.e., efficient cash management) and cash handling services to customers including cash transportation, cash processing and ATM services markets in Thailand. We attribute our success to our focus on quality service, customer retention, and a disciplined approach to growth. We believe our business is a premium provider of services in the markets that we serve. Our AI&Robotics Solution business and general security solutions service are reported as separate segments.

We have grown consistently over the past several years due to our ability to attract and retain customers by providing quality services while operating as efficiently as possible. Revenues are fairly predictable because most of our service revenues are derived from GF Cash (CIT) that we usually sign three-year contracts that generally include recurring one-year renewal clauses with our customers. During the years ended December 31, 2024, 2023 and 2022, recurring revenues for GF Cash (CIT), our main operating subsidiary have been approximately 89.3%, 88.0% and 89.6% of our total revenues. Our primary customers are banks within our secured logistic business unit, which comprise approximately 57.8%, 61.5% and 65.5% of our secured logistic revenue for the year ended December 31, 2024, 2023 and 2022, respectively.

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

Our Employees

As of December 31, 2024, we have 1,698 employees across GF Cash (CIT) and Guardforce, with 1,547 employees in our operations teams and majority of the employees are managed throughout 21 branches in Thailand. We rely heavily on our employees to provide quality service. Majority of our employees are managed under GF Cash (CIT), our Cash-in-transit services are rendered mainly through our operation team based in 21 different branches to customers in Thailand. We intend to increase our customer satisfaction by retaining our employees and training them on a regular basis. We also depend to a large extent on our employees to maintain a consistent standard of service and brand image. As we are operating in a labor-intensive industry, changes in labor costs will significantly affect our results of operations. We typically maintain good relationships with our employees and are able to control labor costs through maintaining a low employee turnover ratio and negotiating reasonable annual salary increments with our employees. Employee dissatisfaction and increases in our labor costs could negatively affect our results of operations and gross profit margins to the extent that we are unable to retain customers and pass added labor costs on to customers. The GF Cash (CIT) workforce is unionized. Management representatives conduct monthly meetings with union representatives to keep close communication and maintain a good relationship between the parties. Also, an officer of the GF Cash (CIT) Department of Labor Protection and Welfare of the Thailand government participates in union meetings along with management to ensure proper communications are in place among the parties. Internal legal counsel and our Human Resources manager together ensure that all employee benefits are provided as required and that Thai labor laws and regulations are fully complied.

Competition

The CIT industry is competitive. We compete with a number of national, regional, and local providers of cash security services. We compete principally on the basis of brand image, service quality, price and size, and coverage of service network. We may need to reduce our prices, enhance our service and marketing activities in order to remain competitive. In the robotics and AI sector, the majority of our competitors are Chinese and Japanese robotics manufacturers. At present, there is no clear market leader in the robotics section. Although with the increasing popularity of Generative AI, there will be increasing competitions rushing into this sector. However, our strength is still strong: we compete by our existing customer base, our established cloud capability and ongoing AI integration upgrade capabilities, as well as our partnerships in various industries.

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

We report financial and operating information in the following four business segments:

(i)	Secured Logistics Business;

(ii)	AI&Robotics Solution Business;

(iii)	General Security Solutions Business; and

(iv)	Corporate and others.

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

	For the years ended December 31,
	2024		2023		2022
	$	% of Revenue	$	% of Revenue	$	% of Revenue

Continuing operations:
Revenue	36,347,373	100.0%	36,280,502	100.0%	33,965,648	100.0%
Cost of sales	(30,089,911)	(82.8)%	(30,889,226)	(85.1)%	(30,196,382)	(88.9)%
Gross profit	6,257,462	17.2%	5,391,276	14.9%	3,769,266	11.1%
Provision for expected credit loss on trade receivables and other receivables	(210,437)	(0.6)%	(899,433)	(2.5)%	-	-%
Allowance for doubtful debts on a related party receivable	-	-%	(5,637,527)	(15.5)%	-	-%
Impairment loss on goodwill	(30,575)	(0.1)%	(2,267,583)	(6.3)%	-	-%
Impairment loss on intangible assets	(188,797)	(0.5)%	(3,713,551)	(10.2)%	-	-%
Provision for withholding taxes receivable	(4,339)	(0.0)%	(683,344)	(1.9)%	(448,243)	(1.3)%
Provision for obsolete inventory	-	-%	(3,797,552)	(10.5)%	(942,882)	(2.8)%
Impairment loss on fixed assets	-	-%	(3,682,789)	(10.2)%	(4,408,037)	(13.0)%
Stock-based compensation expenses	(1,849,356)	(5.1)%	(1,101,800)	(3.0)%	(252,095)	(0.7)%
Research and Development expenses	(591,225)	(1.6)%	(169,511)	(0.5)%	(99,947)	(0.3)%
Selling, distribution and administrative expenses	(10,104,688)	(27.8)%	(12,740,964)	(35.1)%	(14,444,301)	(42.5)%
Operating loss	(6,721,955)	(18.5)%	(29,302,778)	(80.8)%	(16,826,239)	(49.5)%
Other income, net	369,249	1.0%	461,926	1.3%	87,616	0.3%
Foreign exchange gains (losses), net	5,761	0.0%	305,026	0.8%	(590,965)	(1.8)%
Finance income (costs), net	337,601	1.0%	(653,374)	(1.8)%	(1,141,830)	(3.4)%
Loss before income tax from continuing operations	(6,009,344)	(16.5)%	(29,189,200)	(80.5)%	(18,471,418)	(54.4)%
Provision for income tax benefit (expense)	125,925	0.3%	(434,320)	(1.2)%	(132,208)	(0.4)%
Net loss for the year from continuing operations	(5,883,419)	(16.2)%	(29,623,520)	(81.7)%	(18,603,626)	(54.8)%

Discontinued operations:
Net profit (loss) for the year from discontinued operations	38,719		34,138		(62,432)
Net loss for the year	(5,844,700)		(29,589,382)		(18,666,058)
Net loss attributable to:
Equity holders of the Company	(5,864,165)		(29,571,661)		(18,564,794)
Non-controlling interests	19,465		(17,721)		(101,264)
	(5,844,700)		(29,589,382)		(18,666,058)

Comparison of Years Ended December 31, 2024 and 2023

Revenue.

For the year ended December 31, 2024, our revenue was $36,347,373, an increase of $66,871, or 0.2%, compared to $36,280,502 for the year ended December 31, 2023.

This increase was mainly driven by the following factors:

(i)	During the year ended December 31, 2024, the revenue from our Secured Logistics business increased by $543,739, or 1.7%, compared to 2023. The revenue growth in Thailand was mainly contributed by our retail-focused service lines including Guardforce Digital Machine (GDM) and Cash-In-Transit (Non-DV) (CIT Non-DV), which increased by $1,104,856, or 39.5% and $351,352, or 3.0%, respectively, compared with 2023.The growth was driven by strong demand from our retail customers. Although the revenue from our ATM business with banking customers decreased by $868,820, or 11.5%, due to reduced cash usage, our strategic focus remains on leveraging opportunities in the retail sector and enhancing our cash management services to drive long-term growth.

(ii)	Our General Security Solutions business operated by our Beijing Wanjia subsidiary also experienced stable operation this year and the revenue increased by $81,514, or 2.2%. For the years ended December 31, 2024 and 2023, revenue derived from our General Security Solutions segment was $3,712,182 and $3,630,668, respectively.

(iii)	For the year ended December 31, 2024, our revenue for AI&Robotics Solution business was $198,990, representing a decline of $558,294, or 73.7%, compared to $757,284 for the year ended December 31, 2023. As the pandemic subsided, the demand for robots focused on temperature reading and social distancing decreased. We will evolve our robots with changing consumer preferences to provide more advanced AI solutions by investing in the R&D projects.

Cost of sales and gross profit.

Cost of sales:

Cost of sales consists primarily of internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2024, our cost of sales was $30,089,911, which represents a decrease of $799,315, or 2.6%, compared to $30,889,226 for the year ended December 31, 2023. Cost of sales as a percentage of our revenues decreased from 85.1% for the year ended December 31, 2023, to 82.8% for the year ended December 31, 2024. The improved cost of sales ratio was mainly due to the Company wide cost management initiative and the effective manpower streamline project which significantly reduced our direct labor cost. Despite fuel price, labor cost and other overhead costs continue to rise due to inflation, we continue our effective cost controls and savings measures to control our direct labor and overhead cost.

Gross profit:

As a percentage of revenue, our gross profit grew by $866,186 or 16.1% from $5,391,276 in 2023 to $6,257,462 in 2024. The growth in gross profit is primarily due to the cost control and we have a higher profit margin from our GDM and CIT Non-DV business.

Provision for expected credit loss on trade receivables and other receivables.

During the year ended December 31, 2024 and 2023, we made provision for expected credit loss on trade receivables and other receivables amounting to $210,437, and $899,433. During the COVID-19 pandemic, we temporarily provided flexible credit terms to certain customers to foster long-term business relationships, however, some of our customers are still facing financial hardship since the end of the COVID-19 pandemic, leading to their inability to repay our outstanding receivables. As of December 31, 2024, we estimated the potential credit losses through a comprehensive assessment of credit risk, probability of default and scenario analysis and recorded a provision to reflect the true value of our receivables on the financial statements.

Allowance for doubtful debts on a related party receivable.

During the year ended December 31, 2024 and 2023, we made allowance for doubtful debts of $nil and $5,637,527. The allowance made for the year 2023 represented the amount due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited (“CIOT”), a related party. On March 22, 2024, the amounts due from CIOT were settled by offsetting the amount due to Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries pursuant to a settlement agreement with Tu Jingyi (“Mr. Tu”).

Impairment loss on goodwill.

During the year ended December 31, 2024, we recognized full impairment loss on InnoAI Technology (Shenzhen) Co., Ltd. in an amount of $30,575 since InnoAI operates principally as a R&D center with no expectation of achieving profitability in the near term. During the year ended December 31, 2023, we recognized a total impairment loss on Handshake Networking Limited, Shenzhen GFAI Robot Technology Co., Limited and Guangzhou GFAI Technology Co., Limited in an aggregate amount of $2,267,583. We identified indicators of potential impairment including declining sales trends, increased competition, and changes in the operating environment, thus we performed impairment testing and the amount of the impairment losses recognized reflects the excess of the carrying value of goodwill over its estimated recoverable amount.

These impairment losses recognized during the year ended December 31, 2024 and 2023, measures to reflect the under-performance and challenges of our acquired business.

Impairment loss on intangible assets.

During the years ended December 31, 2024 and 2023, we recognized impairment losses of $188,797 and $3,713,551 for intangible assets. The impairment recognized in 2024 was recorded relating to a cash management system that failed to meet testing requirements during the year, preventing the supplier from deploying the system. The impairment in fiscal year 2023 was derived from the business acquisition of Shenzhen GFAI Robot Technology Co., Limited and Guangzhou GFAI Technology Co., Limited in an aggregate amount of $728,057 and our intelligent cloud platforms, namely ICP and CTP, in an aggregate amount of $2,985,494.

Provision for withholding taxes receivable.

During the years ended December 31, 2024, and 2023, we recorded provisions for our withholding taxes receivable of $4,339 and $683,344, respectively. At the end of each reporting period, the Company evaluates the collectability of the withholding taxes receivable balance to write-off any difference between the receivable recorded and the amount of refund actually received from the Thai Revenue Department and to estimate and record the provision for withholding taxes receivable based on the amount historically refunded.

Provision for obsolete inventory.

For the year ended December 31, 2024 we did not make any provision for obsolete inventory. For the year ended December 31, 2023 we made a provision for our robots’ inventory amounting to $3,797,552, which represented a full provision on the cost of all robots’ in inventory.

Impairment loss on fixed assets.

For the year ended December 31, 2024 we did not recognize any impairment on fixed assets. During the year ended December 31, 2023 we recognized an impairment loss of $3,682,789. The impairment loss during 2023 was primarily driven by our free trial business model which resulted inadequate estimated future cash flow associated with these robots due to the decline in customer demand.

Stock-based compensation expense.

Our employees are invaluable assets, and we recognize the importance of fostering a sense of ownership and loyalty among our workforce. Our management aims to enhance employee retention and motivation by issuing our restricted shares as a reward for their service.

On March 6, 2024, we granted a total of 60,000 restricted ordinary shares to our independent directors for their service performed in 2024 under our 2022 Equity Incentive Plan. This stock-based compensation expense related to the shares to be issued to our independent directors was $271,800. During September 2024, we issued 69,445 restricted Ordinary Shares to OTB (an external marketing agent) for consideration of their services. The expense related to these shares was recorded under our stock-based compensation amounting to $ 75,000.

In addition, during the year ended December 31, 2024, our management granted restricted shares to officers and certain employees based on their performance in 2024 under our Company’s 2022 Equity Incentive Plan. The Board of Directors approved the total number of restricted shares on December 17, 2024. The stock-based compensation expense related to the shares to be issued to our officers and certain employees was $1,503,125.

Research & Development expenses.

For the year ended December 31, 2024, our research & development expenses were $591,225, an increase of $421,714 or 248.8%, compared to $169,511 for the year ended December 31, 2023. The increase is primarily driven by our investments in R&D and the continuous platform enhancements for our AI&Robotics Solutions.

Selling, distribution and administrative expenses.

The Company’s total selling, distribution and administrative expenses (SD&A expenses) are comprised primarily of selling expenses and administrative expenses.

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

For the year ended December 31, 2024, our total selling, distribution, and administrative expenses were $10,104,688, which showed a decrease of $2,636,276, or 20.7%, compared to $12,740,964 for the year ended December 31, 2023. Our top three SD&A expenses for the year ended December 31, 2024, were (1) staff expense of $6,507,537, representing 64.4% of our total SD&A expenses, (2) professional fees of $1,041,632, representing 10.3% of our total SD&A expenses and (3) depreciation and amortization expense of $916,599, representing 9.1% of our total SD&A expenses. The decrease was mainly driven by the decrease in professional fees and depreciation and amortization expenses which resulting from the following reasons:

(1)	Our professional fees mainly represent (i) legal fees for the legal advice related to SEC compliance matters and (ii) the annual audit fees, interim review fees and audit-related fees. We saw a decrease in professional fees of $392,735, or 27.4%, compared to $1,434,367 for the year ended December 31, 2023. This was mainly due to the corporate legal fees in connection with the acquisition of the assets from Shenzhen Kewei Robot Technology Co., Limited in 2023 which Company did not have such expenses in 2024.

(2)	Our depreciation and amortization expense decreased by $1,523,387 in 2024, or 62.4%, compared with $2,439,986 for the year ended December 31, 2023. The decrease was mainly due to our providing for a full impairment loss on fixed assets related to robots and the provision of impairment loss on our intelligent cloud platforms in the fiscal year 2023.

Through the successful implementation of cost reduction strategies, including streamlining processes and optimizing resource allocation, we have achieved a reduction in our operating expenses. However, as we continue to grow our business, we expect our administrative expenses to increase. This rise will be driven by the need to hire additional personnel and cover the higher costs associated with operating as a public company. Additionally, our SD&A expenses are projected to increase as we expand our business and enhance the visibility of the Guardforce brand.

Other income, net.

Other income, net are comprised mainly of miscellaneous income and gain/(loss) from disposal of fixed assets. For the year ended December 31, 2024, other income was $369,249, a decrease of $92,677 or 20.1%, as compared to $461,926 for the year ended December 31, 2023. Other income in fiscal year 2024 mainly derived from an insurance refund resulting from the favorable credit record of our Thailand subsidiary.

Finance income (costs), net.

Finance income (costs), net are comprised of short-term fixed deposits with banks offset with finance charges for leases, interest expense on interest-bearing bank borrowings, third party borrowings and related party borrowings utilized for working capital purposes.

For the year ended December 31, 2024, finance income (costs), net was $337,601, as compared to $(653,374) for the year ended December 31, 2023. The overall increase is primarily due to higher interest income from short-term fixed deposits with banks and offset by the reduced interest expense from convertible note, interest-bearing bank borrowings, third party borrowings and related party borrowings.

Provision for income tax benefit (expense).

For the year ended December 31, 2024, our income tax benefit was $125,925, which represents an increase of $560,245, or 129.0%, as compared to income tax expense of $(434,320) for the year ended December 31, 2023. During the year ended December 31, 2024, we recognized an income tax benefit related to the temporary difference on our deferred tax assets arising from our secured logistics business.

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in different countries where we operate our business.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the BVI is not subject to taxation in the British Virgin Islands.

Our operating subsidiaries incorporated in different tax jurisdiction are subject to different corporate income tax rate as follows:

Corporate income tax rate
Hong Kong	16.5%
Singapore	17.0%
Thailand	20.0%
Malaysia	24.0%
Macau	12.0%
United States	21.0%
Australia	0.0%
United Arab Emirates	25.0%
United Kingdom	19.0%
South Korea	25.0%
Japan	23.2%
Canada	15.0%
Vietnam	20.0%
China	25.0%
China-Preferential tax	15.0%

Net loss from continuing operations

For the year ended December 31, 2024, our net loss from continuing operations was $5,883,419, a significant improvement in net loss of $23,740,101, or 80.1%, as compared to a net loss from continuing operations of $29,623,520, for the year ended December 31, 2023. This was mainly due to no provisions or impairments made on fixed assets or inventory during the fiscal year 2024 as comparing to 2023.

Although we still incurred net loss for the year ended December 31, 2024, the deficit has significantly narrowed compared to the year ended December 31, 2023, and we expect to see a positive trend in our future results.

Net profit from discontinued operations

We acquired a majority stake in Handshake on March 25, 2021, and began generating our Information Security revenues. However, Handshake’s synergy with our other business sectors is limited, so after considering various factors, we completed the separation with Handshake on February 6, 2024.

For the years ended December 31, 2024, and 2023, revenue derived from our discontinued operations was $96,270 (0.3%) and $795,733 (2.2%) of our total revenue, respectively. The net profit for the years 2024 and 2023 was $38,719 and $34,138, respectively. The divestiture with Handshake did not materially affect our liquidity, financial condition, or results of operations through the separation date.

Net (profit) loss attributable to non-controlling Interests

For the years ended December 31, 2024 and 2023, net (profit) loss attributable to non-controlling interests were $(19,465) and $17,721 respectively.

Net loss attributable to equity holders of the Company

For the years ended December 31, 2024 and 2023, our net loss attributable to equity holders of the Company were $5,864,165 and $29,571,661, respectively.

Comparison of Years Ended December 31, 2023 and 2022

Revenue.

For the year ended December 31, 2023, our revenue was $36,280,502, an increase of $2,314,854, or 6.8%, compared to $33,965,648 for the year ended December 31, 2022. This increase was mainly driven by the following factors:

(i)	The continuing increase from our Cash-In-Transit business with our retail customers due to the increased frequency of services in the retail sector after Thailand began easing its strict Covid pandemic control and lockdown measures in 2023. However, this positive impact on revenue was offset by a decrease in our Cash-In-Transit and ATM business with our bank customers due to decreased use of cash, resulting in a reduction in need for cash in the marketplace, and a decline in the need for physical bank branches and ATM services.

(ii)	We experienced continued increase in the demand for our Guardforce Digital Machine or GDM products. For the year ended December 31, 2023, the revenue contribution from our GDM product increased by $1,023,328, or 57.8%.

(iii)	We acquired Beijing Wanjia Security System Co., Ltd. on June 22, 2022, to provide general security solutions service to customers in China. The revenue contribution from this subsidiary increased by $1,844,879, or 103.3%. For the years ended December 31, 2023 and 2022, revenue derived from Beijing Wanjia Security System Co., Ltd., our general security solutions segment was $3,630,668 and $1,785,789, respectively.

(iv)	Our robotics AI solutions revenue decreased due to the decline in demand on certain models of our robots promoted for temperature reading and social distancing during the Covid-19 period. Revenue decreased by $514,952, or 40.5%, compared to the fiscal year 2022. Beginning year 2024, we will evolve our robots with changing consumer preferences to provide more advanced AI solutions by investing in the R&D projects.

Cost of sales and gross profit.

Cost of sales:

Cost of sales consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2023, our cost of sales was $30,889,226, an increase of $692,844, or 2.3%, compared to $30,196,382 for the year ended December 31, 2022. Cost of sales as a percentage of our revenues decreased from 88.9% for the year ended December 31, 2022, to 85.1% for the year ended December 31, 2023. The improved cost of revenue ratio was mainly due to the effective manpower streamline project which had significantly reduced our direct labor cost. Despite fuel price, labor cost and other overhead costs continue to rise due to inflation, we continue our effective cost controls and savings measures to control our direct labor and overhead cost.

Gross profit:

As a percentage of revenue, our gross profit margin increased from 11.1% for the year ended December 31, 2022 to 14.9% for the year ended December 31, 2023, primarily due to the cost control and we have a higher profit margin from our robotics AI solution business.

Provision for expected credit loss on trade receivables and other receivables.

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

Impairment loss on goodwill.

During the year ended December 31, 2023, we recognized full impairment loss on Handshake Networking Limited, Shenzhen GFAI Robot Technology Co., Limited and Guangzhou GFAI Technology Co., Limited in an aggregate amount of $2,267,583. During fiscal year 2023, we identified indicators of potential impairment including declining sales trends, increased competition, and changes in the operating environment, thus we performed impairment testing and the amount of the impairment loss recognized reflects the excess of the carrying value of goodwill over its estimated recoverable amount.

These impairment losses recognized during the year ended December 31, 2023, is a measure to reflect the under-performance and challenges of our acquired business.

Impairment loss on intangible assets.

During the year ended December 31, 2023, we recognized full impairment loss on intangible assets derived from the business acquisition of Shenzhen GFAI Robot Technology Co., Limited and Guangzhou GFAI Technology Co., Limited in an aggregate amount of $728,057. In addition, we provided impairment loss on our intelligent cloud platforms, namely ICP and CTP in an aggregate amount of $2,985,494. During the fiscal year 2023, all robots-related right-of-use platform and customer base were fully impaired due to declining sales trends, increased competition, and changes in the operating environment and the intelligent cloud platforms were partially impaired. We recognized impairment losses on these intangible assets to reflect the change in our business strategy in 2024 and the facts that these intangible assets cannot create values for our future operations that will be focusing on providing AI solutions.

Provision for withholding taxes receivable.

During the years ended December 31, 2023, and 2022, we recorded a provision for our withholding taxes receivable of $683,344 and $448,243, respectively. At the end of each reporting period, the Company evaluate the collectability of the withholding taxes receivable balance to write-off any difference between the receivable recorded and the amount of refund actually received from the Thai Revenue Department and to estimate and record the provision for withholding taxes receivable based on the amount historically refunded and written off.

Provision for obsolete inventory.

During the year ended December 31, 2023, we made a provision for our robots’ inventory amounting to $3,797,552. This provision represents a full provision on the cost of all robots’ inventory. Based on our analysis of historical sales trends, current market conditions, existing sales pipeline, and the age and condition of our inventory, we decided to change of business strategy to evolve our robots with changing consumer preferences to provide more advanced AI solutions in 2024 that without the significant input of R&D cost, our existing robots are unable to create values and will not be sold out due to the significant decline in customer demand and market value. This led to the recognition of the need for a full provision of inventory.

Impairment loss on fixed assets.

During the year ended December 31, 2023, we recognized full impairment loss of $3,682,789 on the cost of all of our fixed assets related to our robots. This impairment loss was primarily driven by our free trial business model that shows an inadequate estimated future cash flow associated with these assets due to the decline in customer demand. We will change our business strategy in 2024 that our values will be derived from the provision of AI solutions instead of from the deployment of the existing robots.

 Stock-based compensation expense.

Our employees are an invaluable asset, and we recognize the importance of fostering a sense of ownership and loyalty among our workforce. Our management aims to enhance employee retention and motivation by issuing our restricted shares as a reward for past service.

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

The Company’s total selling, distribution and administrative expenses (SD&A expense) are comprised primarily of selling expenses and administrative expenses.

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

For the year ended December 31, 2023, our total selling, distribution, and administrative expenses were $12,740,964, a decrease of $1703,337, or 11.8%, compared to $14,444,301 for the year ended December 31, 2022. Our three most significant SD&A expenses for the year ended December 31, 2023, were (1) staff expense of $6,392,020, representing 50.2% of our total SD&A expenses, (2) depreciation and amortization expense of $2,439,986, representing 19.2% of our total SD&A expenses and (3) professional fees of $1,434,367, representing 11.3% of our total SD&A expenses. The decrease was mainly driven by the significant decrease in staff expenses and professional fees due to the following reasons:

(1)	Our staff expense mainly represent wages, overtime expense and welfare and benefits expense to our sales and administrative employees. A decrease of $361,717, or 5.4% compared to $6,753,737 for the year ended December 31, 2022 was mainly due to (i) the reduction of the sales headcount as a result of the closure of the sales offices including Vietnam, Australia and certain cities in China in fiscal year 2023 and (ii) the reduction of the administrative staff headcount and overtime expense by streamlining certain administrative process.

(2)	Our professional fees mainly represent (i) the corporate legal fees in connection with the acquisition of the assets from Shenzhen Kewei Robot Technology Co., Limited; (ii) the legal fees for the two underwritten public offerings (“CMPOs”) completed in May 2023; (iii) legal fees for the legal advice related to SEC compliance matters; and (iv) the annual audit fees, interim review fees and audit-related fees. A decrease of $651,912, or 31.2%, compared to $2,086,279 for the year ended December 31, 2022, was mainly due to the corporate legal fees and due diligence cost for the three business acquisitions in China in fiscal year 2022 and the Company did not have such expenses in 2023.

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

Other income, net.

Other income, net are comprised mainly of miscellaneous income, interest income and gain (loss) from disposal of fixed assets.

For the year ended December 31, 2023, other income was $461,926, an increase of $374,310 or 427.2%, as compared to $87,616 for the year ended December 31, 2022. The increase was mainly due to the interest income of $327,559 derived from the short-term fixed deposits with banks in Hong Kong.

Finance (costs).

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings, third party borrowing and related party borrowings utilized for working capital purposes.

For the year ended December 31, 2023, finance costs were $653,374, a decrease of $488,456, or 42.8%, as compared to $1,143,830 for the year ended December 31, 2022. The decrease was mainly due to the settlement of a convertible note payable with principal of approximately $1.7 million and a third party borrowing with principal of approximately $13.5 million in 2023.

Provision for income tax expense.

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

Net profit (loss) from discontinued operations

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

Net loss attributable to non-controlling Interests

For the years ended December 31, 2023 and 2022, net loss attributable to non-controlling interests were $17,721 and $101,264, respectively.

Net loss attributable to equity holders of the Company

For the years ended December 31, 2023 and 2022, our net loss attributable to equity holders of the Company were $29,571,661 and $18,564,794, respectively.

Inflation

Our operating results for 2024 were negatively affected by the recent inflationary cost pressures. The higher fuel price, transportation costs, and higher wage rates impact the profitability of our business. We will develop operational strategies to mitigate the inflation which involve a combination of cost-cutting measures and adjustments to pricing.

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

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, trade receivables, amount due from related parties, other current assets, trade payable and other current liabilities and amount due to related parties. As of December 31, 2024 and 2023, the carrying values of cash and cash equivalents, restricted cash, trade receivables, other current assets, amount due from related parties, trade payable and other current liabilities, amount due to related parties, approximate their fair values due to the short-term maturity of these instruments.

The financial assets are measured at amortized cost, which assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in ‘other gains/(losses)’ together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

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

The cost of intangible assets is being amortized using the straight-line amortization method based on the following estimated useful lives:

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

Contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company transfers goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional, and evaluated for impairment at each reporting period.

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

Non-IFRS adjusted EBITDA represents net (loss) income from continuing operations before (i) finance (income) costs, net, foreign exchange (gains) losses, income tax expense (benefit) and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, provision for expected credit loss on trade receivables and other receivables, allowance for doubtful debts on a related party receivable, impairment on goodwill, impairment on intangible assets, written off for withholding tax receivables, provision for obsolete inventory and impairment loss on fixed assets.

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

The table below is a reconciliation of our net loss from continuing operations to EBITDA and non-IFRS adjusted EBITDA from continuing operations for the periods indicated:

	For the years ended December 31,
	2024	2023	2022
Net loss from continuing operations – IFRS	$(5,883,419)	$(29,623,520)	$(18,603,626)
Finance (income) costs, net	(337,601)	653,374	1,141,830
Income tax expense (benefit)	(125,925)	434,320	132,208
Depreciation and amortization expense	3,367,262	5,243,240	5,981,407
EBITDA	(2,979,683)	(23,292,586)	(11,348,181)
Stock-based compensation expense	1,849,356	1,101,800	252,095
Provision for expected credit loss on trade receivables and other receivables	210,437	899,433	-
Allowance for doubtful debts on a related party receivable	-	5,637,527	-
Impairment loss on goodwill	30,575	2,267,583	-
Impairment loss on intangible assets	188,797	3,713,551	-
Provision for withholding taxes receivables	4,339	683,344	448,243
Provision for obsolete inventory	-	3,797,552	942,882
Impairment loss on fixed assets	-	3,682,789	4,408,037
Foreign exchange (gains) losses, net	(5,761)	(305,026)	590,965
Adjusted EBITDA (Non-IFRS)	$(701,940)	$(1,814,033)	$(4,705,959)

Non-IFRS loss per share
Basic and diluted loss for the year attributable to ordinary equity holders of the Company	$(0.06)	$(0.28)	$(3.80)

Weighted average number of shares used in computation:
Basic and diluted	11,161,053	6,531,918	1,239,852 *

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

We recorded non-IFRS adjusted EBITDA of $0.7 million, $1.8 million and $4.7 million for the years ended 2024, 2023 and 2022, respectively. The improvement is largely attributed to enhanced gross profit through our Security Logistic business. We will remain focused on sustaining this momentum to achieve long-term financial stability.

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

Given our current credit status and the current availability of capital to us, we believe that we will not encounter any major difficulties in obtaining additional bank borrowings. We plan to fund our future business plans, capital expenditures and related expenses as described in this annual report with cash from operations and capital fundraising initiatives. We believe our existing cash, cash equivalents and cash flow from future operations and cash borrowings will be sufficient to fund our operations for the next 12 months.

As of December 31, 2024, 2023 and, 2022, we had cash and cash equivalents of approximately $21.9 million, $20.3 million, and $6.9 million, respectively.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the years indicated.

	For the year ended December 31,
	2024	2023	2022
Net cash outflows from operating activities	$(3,325,599)	$(1,601,222)	$(17,365,214)
Net cash inflows (outflows) from investing activities	200,386	(2,125,545)	(9,405,629)
Net cash inflows from financing activities	4,707,850	17,122,925	20,937,985
Effect of exchange rate changes on cash	89,916	(62,928)	34,714
Net increase in cash and cash equivalents, and restricted cash	1,672,553	13,333,230	(5,798,144)
Cash and cash equivalents at beginning of year	20,263,869	6,930,639	12,728,783
Cash and cash equivalents at the end of the year	$21,936,422	$20,263,869	$6,930,639

Operating Activities

Net cash outflows from operating activities were $3,325,599 for the year ended December 31, 2024. The difference between our net loss of $5,844,700 and net cash used in operating activities was mainly due to the adjustments of non-cash items, which including (i) depreciation and amortization of $3,367,262 mainly comprised of depreciation of fixed assets, depreciation for right-of-use assets and amortization of intangible assets; (ii) stock-based compensation of $1,849,356; (iii) interest income of $500,012 for short-term fixed deposit and interest expense of $162,656 arising from bank loans and lease liabilities; (iv) provision for expected credit loss on trade receivables and other receivables of $210,437; (v) impairment on intangible assets of $188,797; and (vi) the total cash provided by changes in operating assets and liabilities was $1,952,645, primarily resulting from an increase in other non-current assets due to deposits to customers paid for the expansion of the Security Logistics business, as well as a decrease in other current liabilities following year-end bonus payments.

Investing Activities

Net cash inflows from investing activities were $200,386 for the year ended December 31, 2024, which was mainly contributed by the interest received from short-term fixed deposit of $511,292 and the cash inflow was netted off by the purchase of property and equipment of $244,581.

Financing Activities

Net cash generated from financing activities was $4,707,850 for the year ended December 31, 2024, which was mainly attributable to the Company’s ATM offering. For the period from July 2, 2024 to December 31, 2024, the Company issued a total of 7,502,220 Ordinary Shares pursuant to the 2024 ATM offering for gross proceeds of $10,399,732. Additionally, we made payments of $3,648,353 to repay borrowings from banks and related parties; as well as payments of $2,043,529 associated with lease liabilities.

C. Research and Development, Patents and Licenses, Etc.

We have outlined our research and development plans to foster innovation and drive technology advancements within our robotics AI solutions business. We plan to collaborate with third-party business partners and develop our internal R&D team’s capabilities. We have budgeted approximately $3 million for research and development expenditures for 2025 and approximately $25 million from 2026 through 2029.

We incurred $591,225 research and development expense during the year ended December 31, 2024. There is no intellectual property, in relation to the ICP, owned by the Company at this moment.

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

E. Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2024, 2023 and 2022 include provision for obsolete inventory, impairment on fixed assets and intangible assets, allowance for withholding tax receivables, provision for expected credit loss on trade receivables and other receivables, useful life of fixed assets, impairment of goodwill, measurement of retirement benefit obligations, measurement of consideration and assets and liabilities acquired as business combinations, accounting for leases and valuation of deferred tax assets. The estimated amount for sales warranty on the sale of robots at December 31, 2024, 2023 and 2022 were $nil.

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

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our current directors and executive officers.

NAME	AGE	POSITION
Lei Wang	42	Chief Executive Officer and Chair of the Board
Yuting Zuo	33	Chief Financial Officer
Lin Jia*	37	President
John Fletcher	55	Independent Director, Chair of Compensation Committee
David Ian Viccars	72	Independent Director, Chair of Nominating and Corporate Governance Committee
Donald Duane Pangburn	82	Independent Director, Chair of Audit Committee

Ms. Lei Wang – Chairwoman of the Board and Chief Executive Officer

Ms. Lei Wang has been the Chief Executive Officer of the Company since June 2019, a Board director since January 2021, and Chairwoman of the Board of the Company since August 2022. Ms. Wang has been the Vice Chairwoman of the Board of China Security Co., Ltd. (A-Share Stock Code of PRC: SH600654) since December 2017 and Director from May 2017 until July 2023, served as the President from December 2017 until June 2019. Ms. Wang was the Director of Wuxi Wanjia Ankang Technology Co., Ltd. from August 2019 until August 2022, and the Director, Chairwoman of Shenzhen Zhonghe Energy Storage Technology Co., Ltd. from October 2021 until now. Ms. Wang graduated from the Chinese University of Hong Kong with an MBA degree in November 2014.

*Mr. Lin Jia – President

Mr. Lin Jia has served as the Company’s President since August 2022, and his current term will conclude on April 30, 2025. Mr. Jia will continue to serve the Company as the Head of Research and Development, focusing on advancing the Company’s innovative and growth initiatives.

Mr. Jia brings extensive experience in the robotics industry, having served as the Chief Operating Officer and Chief Technology Officer at Shenzhen Intelligent Guardforce Robot Co., Ltd since October 2020 till April 2022, a leading robotics company that specializes in the design, manufacturing, and application of service robots in Mainland China. During this time, he led a team of more than 300 R&D engineers to develop Robotics-as-a-Service (RaaS), Platform-as-a-Service (PaaS), and Software-as-a-Service (SaaS) products, as well as the hardware framework for indoor universal mobile robots. He also established and managed the sales, marketing, and technical teams for the RaaS business in more than 30 cities across Mainland China. Previously, Mr. Jia served as the Deputy General Manager at Shenzhen Kewei Robot Technology Co., Ltd where he oversaw daily operations of the Sales, Marketing, Tech Support, and Product departments since October 2019 till October 2020. Prior to that, he worked as Manager of the Supply Chain & Product Center at Shenzhen Zhongzhi Kechuang Robot Co., Ltd and Deputy Manager of Product Center since October 2018 till October 2019. Mr. Jia graduated from the University of Electronic Science and Technology of China with a Master’s degree in Engineering and obtained his Bachelor of Engineering degree from the Harbin Institute of Technology.

Ms. Yuting Zuo – Chief Financial Officer

Ms. Zuo has over a decade of experience in corporate finance, accounting, SEC reporting and working with U.S. listed companies. Ms. Zuo has served in a financial reporting and investment position, directly reporting to the CEO and CFO of Aurora Mobile Limited (Nasdaq: JG), a leading provider of customer engagement and marketing technology services. In this role she oversaw financial reporting and accounting operations, investor relations and led merger and acquisition activities. Previously, she was the corporate accounting manager at Farmers Business Network, a farmer-to-farmer network and e-commerce platform, based in California. Prior to that, Ms. Zuo served as an auditor at PricewaterhouseCoopers and at Ernst & Young in the U.S. Ms. Zuo holds a bachelor’s degree in accounting and finance from the University of Richmond and completed an undergraduate program in Finance at the University of Hong Kong in 2013. She is a certified public accountant.

Mr. John Fletcher – Independent Director

Mr. John Fletcher has been a non-executive, independent director since February 2021. He is an experienced investment banking professional who has completed more than 125 transactions including equity and debt financings, M+A and advisory work, raising more than $5 billion for companies. Mr. Fletcher was an integral part of growing an undercapitalized boutique investment bank through many market cycles over the last 28 years. Mr. Fletcher’s career began in accounting, from 1993 to 1996, at Deloitte & Touche LLP, where he served as an in-charge accountant for both public and private companies. Mr. Fletcher left Deloitte to join Brean Capital, LLC in 1996. At Brean, Mr. Fletcher ran an investment banking department of approximately 20 people, as well as was part of the Firm’s Management Committee. After leaving Brean in 2013, he joined Maxim Group LLC as a Managing Director in investment banking focusing on Global Resources prior to buying an investment bank with partners. He left Maxim in 2014. From 2016 to the present, he has served as the Chief Operating Officer of Pluris Capital Group, LLC and is a co-owner. From 2017 to the present, he also served as the Chief Financial Officer of Rebus Capital Group, LLC., a financial consulting firm that the principals of Pluris formed. Mr. Fletcher graduated from Wilkes University with a master’s degree in Business Administration in 1992.

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

Mr. Donald Duane Pangburn - Independent Director

Mr. Pangburn has served as a non-executive, independent director since September 28, 2021. Since his retirement in 2016, Mr. Pangburn has been active in personal investing and providing consulting services to friends and relatives. From 1991 to 2016, Mr. Pangburn was North America Director for the international CPA organization Horwath International and served on the organization’s executive council. Mr. Pangburn specialized in providing services primarily to SEC reporting clients in Hong Kong, Taiwan, Mainland China, Singapore and Malaysia. He also served clients in Europe, including France, the UK, and Austria. Mr. Pangburn is a Certified Public Accountant (CPA) (retired) in the United States. Mr. Pangburn graduated from University of Montana business school with a BA in business in 1965.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers, or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Executive Compensation

For the fiscal year ended December 31, 2024, the aggregate cash compensation and benefits that we paid to our officers was $1,761,397. Except as indicated below and in section E. Share Ownership relating to the shares issued to our directors and executive officers under our 2022 Equity Incentive Plan, none of our executive or non-executive directors or officers received any equity awards, including, options, restricted shares, or other equity incentives in the year ended December 31, 2024. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive and non-executive directors and officers.

Director Compensation

For the fiscal year ended December 31, 2024, the aggregate cash compensation and benefits that we paid to our executive and non-executive directors was $1.9 million. We did not pay other compensation to our directors. Except as indicated below and in section E. Share Ownership relating to the shares issued to our directors and executive officers under our 2022 Equity Incentive Plan, none of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives other than the restricted shares of 20,000 issued to each of the three independent director under our 2022 Equity Incentive Plan in the year ended December 31, 2024. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our non-employee directors.

The following table sets forth certain information regarding compensation paid to our directors and senior management for the full fiscal year ended December 31, 2024.

Name	Officers and Directors	Entitlement under Stock Option Plan		Other Entitlement
Lei Wang(1)	Chief Executive Officer and Chair of the Board	900,000	(4)	NIL
Yu-Heng Ma(2)	Previous Chief Financial Officer	NIL		NIL
Yuting Zuo	Chief Financial Officer	106,500	(4)	NIL
Kee Yun Kwan(3)	Chief Operating Officer	NIL		NIL
Lin Jia(5)	President	35,000	(4)	NIL
John Fletcher	Independent Director, Chair of Compensation Committee	20,000		NIL
David Ian Viccars	Independent Director, Chair of Nominating and Corporate Governance Committee	20,000		NIL
Donald Duane Pangburn	Independent Director, Chair of Audit Committee	20,000		NIL

(1)	Lei Wang is our executive office and is also our director. The total compensation paid to Lei Wang is disclosed as the executive compensation.

(2)	Yu-Heng Ma resigned as our Chief Financial Officer on January 16, 2024.

(3)	Kee Yun Kwan resigned as our Chief Operating Officer on September 30, 2024.

(4)	During the year ended December 31, 2024, the Company decided to issue restricted shares to Lei Wang, Yuting Zuo and Lin Jia based on their performance in 2024 under our 2022 Equity Incentive Plan. On December 17, 2024, our Board of Directors approved the number of restricted shares to be granted to each officer, which are included in the table above. These shares are issued to the officers on April 11, 2025.

(5)	Mr. Lin Jia has served as the Company’s President since August 2022, and his current term will conclude on April 30, 2025. Mr. Jia will continue to serve the Company as the Head of Research and Development, focusing on advancing the Company’s innovative and growth initiatives.

C. Board Practices

Board Composition and Committees

The Nasdaq Marketplace Rules generally require that most of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of four directors, including three independent directors, namely, Lei Wang, John Fletcher, David Ian Viccars and Donald Duane Pangburn, so that a majority of our board of directors are independent.

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

D. Employees

There is no significant change to the number of our employees between the date as of December 31, 2024 and the date of this report. As of December 31, 2024, we have employed 1,698 full-time employees. The following table illustrates the allocation of those employees among the various job functions conducted at GF Cash (CIT) and at Guardforce AI.

Operations / Support	Division (Type)	Existing Head Count
Operations	Operations (Direct employees)	1,338
	Operations (Admin, supervisors, managers)	200
	Operations Management (Senior managers)	9
	Total operations	1,547

Supporting functions	Administration	14
	Business Development	13
	Finance & Accounting	34
	Technical Support	53
	General Management	4
	HR & TDS	14
	Internal audit	1
	IT	6
	Legal	6
	Operations Management	6
	Total supporting functions	151
	Grand Total	1,698

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

Staff Recruitment

We recruit our personnel through two channels - staff referrals and direct recruitment. All applicants for employment must go through the following procedures:

(i)	Police criminal record check. We require all applicants for employment to be fingerprinted. Fingerprints are sent to the local police station where the recruiting office is located for a check of the criminal record. We do not hire any applicants who have a criminal record.

(ii)	Address proof check.

(iii)	References check.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Lei Wang, Chief Executive Officer and Chair of the Board (3)	1,101,333	5.24%
Yuting Zuo, Chief Financial Officer (4)	106,500	0.48%
Kee Yun Kwan, Chief Operating Officer (5)	20,500	*
Lin Jia, President (6)	55,000	0.26%
John Fletcher, Independent Director (7)	40,250	0.19%
David Ian Viccars, Independent Director (8)	40,250	0.19%
Donald Duane Pangburn, Independent Director (9)	40,250	0.19%
All directors and executive officers as a group (7 persons)	1,404,083	6.65%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 21,023,528, ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this report.

(3)	Consists of 1,101,333 restricted ordinary shares. Ms. Wang received 20,833 restricted ordinary shares from Guardforce AI Service Ltd on January 8, 2020. Additionally, Ms. Wang was granted 500 restricted ordinary shares on January 25, 2022, under the Plan. The 500 restricted ordinary shares were fully vested upon grant. On March 14, 2024, Ms. Wang was granted 180,000 restricted ordinary shares under the Plan. On April 11, 2025, Ms. Wang was granted 900,000 restricted ordinary shares under the Plan. On September 28, 2023, we entered into a loan conversion agreement with WK Venture Success Limited to convert its outstanding loans including $13.4 million of principal and $2.5 million of accrued interest to our ordinary shares at a conversion price of $5.40 per share. As a condition to the execution of the loan conversion agreement, WK Venture and the other entities on the loan conversion agreement executed a Voting Agreement and Irrevocable Proxy, which grants Ms. Wang the authority to act as a voting proxy for holders of the converted shares at the general meetings of the shareholders of the Company, subject to the Company’s adopted second amended and restated memorandum and articles of association, as amended from time to time. Therefore, Ms. Wang was appointed as a proxy to vote on behalf of the holders of the 2,947,150 ordinary shares, and such an arrangement is irrevocable.

(4)	On April 11, 2025, we granted 106,500 restricted ordinary shares to Ms. Zuo under the Plan.

(5)	Consists of 20,500 restricted ordinary shares. Mr. Kwan was granted 500 restricted ordinary shares on January 25, 2022, under the Plan. On March 14, 2024, we granted 20,000 restricted ordinary shares to Mr. Kwan under the Plan.

(6)	Consists of 55,000 restricted ordinary shares. Mr. Jia was granted 20,000 restricted ordinary shares on March 14, 2024. On April 11, 2025, we granted 35,000 restricted ordinary shares to Mr. Jia under the Plan.

(7)	Consists of 40,250 restricted ordinary shares. Mr. Fletcher was granted 250 restricted ordinary shares on January 25, 2022, under the Plan. On August 31, 2023, we granted Mr. Fletcher 20,000 restricted ordinary shares for his service in 2023 and an additional 20,000 restricted ordinary shares for his service to be performed in 2024.

(8)	Consists of 40,250 restricted ordinary shares. Mr. Viccars was granted 250 restricted ordinary shares on January 25, 2022, under the Plan. On August 31, 2023, we granted Mr. Viccars 20,000 restricted ordinary shares for his service in 2023, and an additional 20,000 restricted ordinary shares for his service to be performed in 2024.

(9)	Consists of 40,250 restricted ordinary shares. Mr. Pangburn was granted 250 restricted ordinary shares on January 25, 2022, under the Plan. On August 31, 2023, we granted Mr. Pangburn 20,000 restricted ordinary shares for his service in 2023, and an additional 20,000 restricted ordinary shares for his service to be performed in 2024.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024:

Name of related parties	Relationship with the Company
Tu Jingyi (“Mr. Tu”)*	Shareholder of the Company
Guardforce AI Technology Limited*	Holding Company
Guardforce AI Service Limited*	Holding Company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited*	Controlled by Mr. Tu
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries*	Controlled by Mr. Tu
Nanjing Zhongzhi Yonghao Robot Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Nanchang Zongkun Intelligent Technology Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Sichuan Qiantu Guardforce Robot Technology Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
CSF Mingda Technology Co., Ltd*	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Qianban Technology Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Guardforce Security Service (Shanghai) Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Guardforce Qiyun Technology Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Yongan Security Alarm System Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Guardforce Limited*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce Holdings (HK) Limited*	Controlled by Mr. Tu’s father
Guardforce TH Group Company Limited*	Mr. Tu’s father is the majority shareholder
Guardforce Security (Thailand) Company Limited*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce Aviation Security Company Limited*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Perfekt Technology & System Co., Ltd.*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
InnoAI Technology (Shenzhen) Co., Ltd.**	Controlled by Jia Lin, President of the Company

*	Since June 30, 2024, these companies are no longer considered to be our related parties.

**	On May 13, 2024, we entered into a Share Transfer Agreement (“InnoAI Agreement”) to acquire 100% of the equity interests in InnoAI. Pursuant to the InnoAI Agreement, InnoAI became a wholly owned subsidiary of our Company.

The principal related party balances as of December 31, 2024, and 2023 and transactions for the years ended December 31, 2024, and 2023 are as follows:

Amounts due from related parties:

		As of December 31,
		2024	2023
Guardforce TH Group Company Limited	(b)	$-	$1,804
Shareholders of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(a,b)	-	2,160,000
CSF Mingda Technology Co., Ltd	(b)	-	10,834
		$-	$2,172,638

(a)	Amount due from Shareholders of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries was settled upon offsetting certain amounts due to related parties pursuant to a settlement agreement with Tu Jingyi (“Mr. Tu”) dated March 22, 2024.

(b)	For the year ended December 31, 2024, the Company and these related parties agreed to offset all the receivable balances according to the settlement agreement dated March 22, 2024 with Mr. Tu. Since June 30, 2024, these companies are no longer considered to be our related parties.

Amounts due to related parties:

		As of December 31,
		2024	2023
Tu Jingyi (“Mr. Tu”)	(a,d)	$-	$152,725
Guardforce Holdings (HK) Limited	(a,d)	-	43,337
Guardforce Security (Thailand) Company Limited	(c)	-	74,429
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(b,d)	-	2,528,916
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.	(b,d)	-	63,718
Guardforce Security Service (Shanghai) Co., Ltd.	(b,d)	-	35,225
Guardforce Aviation Security Company Limited	(c)	-	156
		$-	$2,898,506

(a)	Amounts due to Mr. Tu and Guardforce Holdings (HK) Limited as of December 31, 2023 represents accrued interest on borrowings. Pursuant to a settlement agreement with Mr. Tu dated March 22, 2024, the Company fully paid off these balances in cash on May 3, 2024.

(b)	Amounts due to these related parties were settled upon offsetting the amount due from shareholders of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries pursuant to a settlement agreement with Mr. Tu dated March 22, 2024.

(c)	Amounts due to Guardforce Security (Thailand) Company Limited and Guardforce Aviation Security Company Limited represent business advances for operational purposes. Since June 30, 2024, these companies are no longer considered to be our related parties.

(d)	During the year ended December 31, 2024, the Company and these related parties agreed to offset all the payable balances according to the settlement agreement dated March 22, 2024 with Mr. Tu. Since June 30, 2024, these companies are no longer considered to be our related parties.

Short-term borrowings from related parties:

		As of December 31,
		2024	2023
Guardforce Holdings (HK) Limited	(a)	$-	$1,666,846
Tu Jingyi	(b)	-	1,437,303
		$-	$3,104,149

(a)	On April 17, 2020, the Company borrowed $2,735,000 from Guardforce Holdings (HK) Limited. As of December 31, 2023, the outstanding principal amount of this loan was $1,666,846. The loan was unsecured with an interest rate at 2%. Pursuant to a settlement agreement with Mr. Tu dated March 22, 2024, the Company fully paid off this balance in cash on May 3, 2024.

(b)	On September 1, 2018, the Company entered into an agreement with Mr. Tu whereby Mr. Tu loaned $1,437,303 (RMB10 million) to the Company. The loan was unsecured with an interest rate at 1.5%. Pursuant to a settlement agreement with Mr. Tu dated March 22, 2024, the Company fully paid off this balance in cash on May 3, 2024.

Related party transactions:

		For the years ended December 31,
	Nature	2024	2023	2022
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$446,098	$918,536	$792,499
Guardforce Aviation Security Company Limited	(b)	957	1,643	4,052
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(c)	-	6,178	5,964,199
Shenzhen Kewei Robot Technology Co., Limited - Purchases	(d)	-	93,633	1,196,450
Shenzhen Kewei Robot Technology Co., Limited - ICP	(e)	-	-	3,000,000
InnoAI Technology (Shenzhen) Co., Ltd.	(f)	-	49,000	-
		$447,055	$1,068,990	$10,957,200

Service/ Products delivered to related parties:
GF Technovation Company Limited	(g)	-	231	146,243
Shenzhen Kewei Robot Technology Co., Limited	(h)	4,668	68,594	-
		$4,668	$68,825	$146,243

Repayment of borrowings from related parties:
Guardforce Holdings (HK) Limited	(i)	1,712,962	-	-
Tu Jingyi	(i)	1,591,825	-	-
		$3,304,787	$-	$-

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company.

(b)	Guardforce Aviation Security Co., Ltd. provided escort services to the Company.

(c)	The Company paid $13,219,105 to Shenzhen Intelligent Guardforce Robot Technology Co., Limited for the purchase of robots, of which robots amounting to $4,481,346 were not delivered, and robots amounting to $2,773,560 were returned by the Company.

(d)	The Company purchased robots from Shenzhen Kewei Robot Technology Co., Limited amounting to $1,611,782, of which robots amounting to $415,332 were returned by the Company.

(e)	On February 8, 2022, the Company entered into a Commission Development Agreement with Shenzhen Kewei Robot Technology Co., Limited for the development of a robotics management platform named GFAI Intelligent Cloud Platform V2.0;. The contract amount was $3,000,000 which was paid in 2022 as a one-time lump sum payment upon the execution of the agreement.

(f)	On May 13, 2024, the Company entered into a Share Transfer Agreement to acquire 100% of the equity interests in InnoAI. Pursuant to the InnoAI Agreement, InnoAI became a wholly owned subsidiary of our Company.

(g)	The Company sold robots to GF Technovation Company Limited.

(h)	The Company rented robots to Shenzhen Kewei Robot Technology Co., Limited.

(i)	Pursuant to a settlement agreement with Mr. Tu dated March 22, 2024, the Company fully paid off these borrowings in cash on May 3, 2024.

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

As of the date of this report, we are involved in several legal proceedings. We are a defendant in three labor-related lawsuits in Thailand with claims of approximately $0.007 million, $0.002 million and $0.017 million, respectively.

On the plaintiff side, we are pursuing a civil lawsuit in the PRC with claims of approximately $0.802 million. In Thailand, we are plaintiffs in two civil lawsuits seeking to recover outstanding service fees with interest from two clients, amounting to approximately $0.015 million and $0.092 million, respectively.

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

As of the date of this report, we have an aggregate of 21,023,528 outstanding ordinary shares. In addition, we currently have 2,013,759 warrants issued and outstanding, which include: (i) 1,233,023 warrants to purchase 30,825 ordinary shares, subject to rounding of fractional warrants and these warrants are exercisable at an exercise price of $4.65 per share with the expiration date of September 28, 2026; (ii) 600,013 warrants to purchase 15,000 ordinary shares, subject to rounding of fractional warrants, at an exercise price of $4.65 per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants to purchase 4,518 ordinary shares, subject to rounding of fractional warrants, that were issued to the assignee of the representative of the underwriters in our initial public offering with the expiration date of September 28, 2026.

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2024, using criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Fiscal Years Ended December 31,
	2024	2023	2022
Audit Fees(1)	$215,000	$241,100	$348,000
Audit-related Fees(2)	28,500	33,000	-
Tax Fees	-	-	-
TOTAL	$243,500	$274,100	$348,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by PKF Littlejohn LLP for the audit of the Company’s annual financial statements.

(2)	During the years ended December 31, 2024 and 2023, $28,500 and $33,000 audit related fees were derived from services rendered by PKF Littlejohn LLP for reviewing unaudited interim financial information together with the comparatives and circle up procedures, respectively.

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

Not applicable.

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

In addition, Conyers Dill & Pearman has provided a letter to Nasdaq certifying that under Cayman Islands law, we are not required to hold annual shareholders’ meetings. In the fiscal year ended December 31, 2024, we followed the home country practice and did not hold an annual meeting of shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We are committed to compliance with laws and regulations and to financial integrity. We have adopted an insider trading policy that governs the purchase, sale and other dispositions of our securities by directors, management and employees that is reasonably designed to promote compliance with applicable trading laws, rules and regulations and listing standards. A copy of the policy is included as Exhibit 11.4 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and risk identification. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our website, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

We are committed to appropriate cybersecurity governance and oversight.

Our board of directors has oversight of our strategic and business risk management, including cybersecurity risk management. Our board of directors is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Management is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to our board of directors.

For additional information on our cybersecurity risks, please see Item 1A “Risk Factors.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association incorporating resolutions passed on January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed on February 8, 2023)
2.1*	Description of Rights of Ordinary Shares and Warrants Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2024
2.2	Form of Purchaser Warrant (incorporated by reference to Exhibit 10.4 to the Report on Form 6-K furnished on January 21, 2022)
2.3	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
2.4	Form of Warrant Agency Agreement between Guardforce AI Co., Limited and Vstock Transfer, LLC (incorporated by reference to Exhibit 4.2 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
4.1	Loan Agreement, dated August 25, 2018, by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited (incorporated by reference to Exhibit 2(b).1 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.2	Supplemental Agreement, dated April 29, 2019, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).2 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.3	Second Supplemental Agreement, dated March 11, 2020, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.4	Memorandum of Understanding, dated March 2, 2020, between Guardforce Security (Thailand) Co. Ltd. and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.5	Lease Agreement, dated May 27, 2019, between Varin World Company Limited and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.6	Third Supplemental Agreement, dated December 31, 2020, to Amended and Restated Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated March 15, 2019, as supplemented (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed on April 29, 2021)
4.7	Sale and Purchase Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed on April 29, 2021)
4.8	Supplemental Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed on April 29, 2021)
4.9	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.9 to the Amendment No.1 to Form F-1 filed on August 13, 2021)

4.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
4.11	Commissioned Development Agreement, dated February 8, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on February 17, 2022)
4.12	Guardforce AI Co., Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished on January 27, 2022)
4.13	Form of Share Option Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 27, 2022)
4.14	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 27, 2022)
4.15	Form of Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 27, 2022)
4.16	Sale and Purchase Agreement, dated March 11, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed on March 31, 2022)
4.17	Second Supplemental Agreement to Sale and Purchase Agreement, dated on March 17, 2022, by and among Quantum Infosec Inc., Guardforce AI Co., Limited and Handshake Networking Limited (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed on March 31, 2022)
4.18	Form of Securities Purchase Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 21, 2022)
4.19	Placement Agency Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 21, 2022)
4.20	Form of Registration Rights Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 21, 2022)
4.21	Form of Securities Purchase Agreement, dated April 6, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on April 7, 2022)
4.22	Placement Agency Agreement, dated April 6, 2022, between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on April 7, 2022)
4.23	Form of Lock-Up Agreement, dated April 6, 2022 (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on April 7, 2022)
4.24	Form of Warrant Solicitation Inducement Letter, dated July 12, 2022, between Guardforce AI Co., Limited and several accredited investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on July 13, 2022)
4.25	Form of Consulting Agreement between Guardforce AI Co., Limited and officers, dated August 31, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on September 2, 2022)
4.26	Securities Purchase Agreement between Guardforce AI Co., Limited and Streeterville Capital, LLC, dated October 25, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on October 28, 2022)
4.27	Unsecured Convertible Promissory Note between Guardforce AI Co., Limited and Streeterville Capital, LLC, dated October 25, 2022 (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on October 28, 2022)
4.28	Asset Purchase Agreement dated December 21, 2022 by and between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on December 22, 2022)
4.29	Deed of Assignment and Transfer of Secured Debts owed from Guardforce Cash Solutions Security (Thailand) Co. Ltd. and Guardforce Holdings (HK) Limited by and between Profit Raider Investments Limited, WK Venture Success Limited and Wealthking Investments Limited dated September 29, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 13, 2023)
4.30	Fourth Supplemental Agreement, dated December 30, 2022, to Amended and Restated Master Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated 15 March, 2019, as supplemented (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 13, 2023)
4.31	Fourth Supplemental Agreement, dated December 30, 2022, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated 25 August, 2018, as supplemented (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 13, 2023)
4.32	Underwriting Agreement by and between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC, dated May 2, 2023 (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K furnished on May 5, 2023)
4.33	Underwriting Agreement by and between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC, dated May 10, 2023 (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K furnished on May 15, 2023)

4.34	Transfer Agreement for Technology Platform between Shenzhen Kewei Robot Technology Co., Limited, and Shenzhen GFAI Robot Technology Co., Limited, dated June 29, 2023 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on July 20, 2023)
4.35	Supplemental Agreement to the Asset Acquisition Agreement among Shenzhen Kewei Robot Technology Co., Limited, Guardforce AI Co., Limited, and Shenzhen GFAI Robot Technology Co., Limited, dated June 29, 2023 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished on July 20, 2023)
4.36	Loan Conversion Agreement by and among Guardforce AI Co., Limited and each of the persons listed on Schedule 2 to this Loan Conversion Agreement dated September 28, 2023 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on October 2, 2023)
4.37	Voting Agreement by and among Guardforce AI Co., Limited and each of the persons listed on the Schedule to this Voting Agreement dated September 28, 2023 (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on October 2, 2023)
4.38	Consulting Agreement between Guardforce AI Co., Limited and Yuting Zuo date January 18, 2024 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 23, 2024)
4.39	Amendment No.1 to the Guardforce AI Co., Limited 2022 Equity Incentive Plan adopted at a general meeting held on December 27, 2023 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on January 2, 2024)
4.40	Sale and Purchase Agreement, by and among Guardforce AI Co., Limited, Handshake Networking Limited, and the Purchasers, dated February 6, 2024. (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on February 23, 2024)
4.41	Cancellation Agreement, by and among Guardforce AI Co., Limited, and the Purchasers, dated February 6, 2024. (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on February 23, 2024)
4.42	Form of Amendment No.2 to Independent Director Agreement between Guardforce AI Co., Limited and independent directors, dated August 31, 2023 (incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 29, 2024)
4.43	Amendment No.1 to Consulting Agreement between Guardforce AI Co., Limited and Lei Wang, dated August 31, 2023 (incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 29, 2024)
4.44	Amendment No.1 to Consulting Agreement between Guardforce AI Co., Limited and Lin Jia, dated August 31, 2023 (incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 29, 2024)
4.45	English translation copy of the Settlement Agreement by and among Guardforce AI Co., Limited, CIOT Group (as defined in the Settlement Agreement) and other related parties, dated March 21, 2024. (incorporated by reference to Exhibit 4.45 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 29, 2024)
4.46*	Marketing Services Agreement between Guardforce AI Co., Limited and Outside The Box Capital Inc., dated March 28, 2025
8.1*	List of the registrant’s subsidiaries
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
11.2	Guardforce AI Co., Limited Amended and Restated Audit Committee Charter adopted on December 1, 2023 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on January 18, 2024)
11.3	Guardforce AI Co., Limited Amended and Restated Corporate Governance Guidelines adopted on December 1, 2023 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished on January 18, 2024)
11.4*	Insider Trading Policy of Guardforce AI Co., Limited
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Watson Farley & Williams (Thailand) Limited
15.2*	Consent of PKF Littlejohn LLP
15.3*	Consent of Shihui Partners
97.1	Guardforce AI Co., Limited Clawback Policy adopted on December 1, 2023 (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K furnished on January 18, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Chief Executive Officer

Date: April 28, 2025

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Guardforce AI Co., Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Guardforce AI Co., Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, UK

April 28, 2025

PCAOB ID: 2814

We have served as the Company’s auditor since 2021.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

		As of December 31,
	Note	2024	2023
Assets
Current assets:
Cash and cash equivalents	4	$21,936,422	$20,235,227
Restricted cash	4	27,642	100,764
Trade receivables, net	6	5,922,345	5,630,805
Other current assets	8	2,291,439	1,665,571
Withholding taxes receivable, net	7	393,960	607,221
Inventories	5	274,854	506,403
Amount due from related parties	22	-	2,172,638
Assets held for sale	27	-	201,963
Total current assets		30,846,662	31,120,592

Non-current assets:
Restricted cash	4	1,432,738	1,608,762
Property, plant and equipment	9	3,183,856	4,043,725
Right-of-use assets	10	2,268,022	2,688,208
Intangible assets, net	11	2,300,951	2,836,250
Goodwill	3	411,862	411,862
Withholding taxes receivable, net	7	1,967,826	1,617,625
Deferred tax assets, net	16	1,281,531	1,085,477
Other non-current assets	8	998,971	402,447
Total non-current assets		13,845,757	14,694,356
Total assets		$44,692,419	$45,814,948

Liabilities and equity
Current liabilities:
Trade payables and other current liabilities**	12	$4,549,364	$6,188,493
Borrowings	13	44,232	337,241
Borrowing from a related party	22	-	3,104,149
Current portion of operating lease liabilities	10	1,574,537	1,239,066
Current portion of finance lease liabilities, net	15	96,372	108,597
Amount due to related parties	22	-	2,898,506
Liabilities directly associated with the assets held for sale	27	-	130,876
Total current liabilities		6,264,505	14,006,928

Non-current liabilities:
Borrowings	13	-	44,410
Operating lease liabilities	10	768,174	1,455,857
Finance lease liabilities, net	15	121,746	218,996
Provision for employee benefits	17	5,548,726	4,935,982
Total non-current liabilities		6,438,646	6,655,245
Total liabilities		12,703,151	20,662,173

Equity
Ordinary shares – par value $0.12* authorized 300,000,000 shares, issued and outstanding 17,808,947 shares at December 31, 2024; issued and outstanding 9,830,373 shares at December 31, 2023	18	2,137,108	1,179,680
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		93,102,042	80,983,164
Legal reserve	21	223,500	223,500
Warrants reserve		251,036	251,036
Accumulated deficit		(64,204,840)	(58,340,675)
Accumulated other comprehensive income		590,981	985,120
Capital & reserves attributable to equity holders of the Company		32,049,827	25,231,825
Non-controlling interests		(60,559)	(79,050)
Total equity		31,989,268	25,152,775
Total liabilities and equity		$44,692,419	$45,814,948

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

**	Certain other current liability items on the financial statements were merged to enhance the clarity and relevance for the year ended December 31, 2024 and 2023, please refer to the detailed information under Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2024	2023	2022
				(Restated**)
Continuing operations:
Revenue		$36,347,373	$36,280,502	$33,965,648
Cost of sales		(30,089,911)	(30,889,226)	(30,196,382)
Gross profit		6,257,462	5,391,276	3,769,266

Provision for expected credit loss on trade receivables and other receivables		(210,437)	(899,433)	-
Allowance for doubtful debts on a related party receivable	22	-	(5,637,527)	-
Impairment loss on goodwill	3	(30,575)	(2,267,583)	-
Impairment loss on intangible assets	11	(188,797)	(3,713,551)	-
Provision for withholding taxes receivable	7	(4,339)	(683,344)	(448,243)
Provision for obsolete inventory	5	-	(3,797,552)	(942,882)
Impairment loss on fixed assets	9	-	(3,682,789)	(4,408,037)
Stock-based compensation expenses	19	(1,849,356)	(1,101,800)	(252,095)
Research and Development expenses***		(591,225)	(169,511)	(99,947)
Selling, distribution and administrative expenses***	20	(10,104,688)	(12,740,964)	(14,444,301)
Operating loss		(6,721,955)	(29,302,778)	(16,826,239)

Other income, net		369,249	461,926	87,616
Foreign exchange gains (losses), net		5,761	305,026	(590,965)
Finance income (costs), net		337,601	(653,374)	(1,141,830)
Loss before income tax from continuing operations		(6,009,344)	(29,189,200)	(18,471,418)

Provision for income tax benefit (expense)	16	125,925	(434,320)	(132,208)
Net loss for the year from continuing operations		(5,883,419)	(29,623,520)	(18,603,626)

Discontinued operations:
Net profit (loss) for the year from discontinued operations	27	38,719	34,138	(62,432)
Net loss for the year		(5,844,700)	(29,589,382)	(18,666,058)
Net (profit) loss attributable to non-controlling interests		(19,465)	17,721	101,264
Net loss attributable to equity holders of the Company		$(5,864,165)	(29,571,661)	$(18,564,794)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company		$(0.53)	$(4.53)	$(14.97)*

Loss per share from continuing operations
Basic and diluted loss attributable to the equity holders of the Company		$(0.53)	$(4.53)	$(14.90)*

Weighted average number of shares used in computation:
Basic and diluted		11,161,053	6,531,918	1,239,852 *

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

**	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Handshake for fiscal year ended December 31, 2022 (Note 27).

***	The Company presented Research and Development expenses separately from Selling, Distribution and Administrative expense to enhance the clarity and relevance for the year ended December 31, 2024, 2023 and 2022. Please refer to the detailed information under Note 20.

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2024	2023	2022

Net loss for the year		$(5,844,700)	$(29,589,382)	$(18,666,058)
Currency translation differences	2.7	(122,561)	(130,860)	(260,682)
Remeasurements of defined benefit plan		(271,578)	3,486	551,649
Total comprehensive loss for the year		$(6,238,839)	$(29,716,756)	$(18,375,091)

Attributable to:
Equity holders of the Company		$(6,255,196)	$(29,697,846)	$(18,276,544)
Non-controlling interests		16,357	(18,910)	(98,547)
		$(6,238,839)	$(29,716,756)	$(18,375,091)

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

	Number of Shares		Amount ($0.12 par)	Subscription Receivable	Additional Paid-in Capital	Legal Reserve	Warrants Reserves	Accumulated Other Comprehensive Income	Retained earnings (Deficit)	Non- controlling Interests	Total Equity

Balance as at December 31, 2021	529,766	*	$63,606	$(50,000)	$15,379,595	$223,500	$251,036	$821,527	$(10,204,220)	$39,935	$6,524,979

Currency translation adjustments	-		-	-	-	-	-	(260,682)	-	-	(260,682)
Stock-based compensation expense (Note 19)	7,000	*	840	-	251,255	-	-	-	-	-	252,095
Cancellation of shares (Note 18)	(2	)*	-	-	-	-	-	-	-	-	-
Remeasurements of defined benefit plan (Note 17)	-		-	-	-	-	-	551,649	-	-	551,649
Issuance of ordinary shares through private placements (Note 18)	416,483	*	49,978	-	18,225,750	-	-	-	-	-	18,275,728
Issuance of ordinary shares through exercise of warrants (Note 18)	274,659	*	32,960	-	2,981,751	-	-	-	-	-	3,014,711
Issuance of ordinary shares for acquisition of subsidiaries (Note 3)	148,071	*	17,769	-	4,562,111	-	-	-	-	-	4,579,880
Issuance of ordinary shares for deposit paid for subsequently terminated acquisitions of subsidiaries subsequently terminated (Note 18)	243,000	*	29,160	-	4,830,840	-	-	-	-	-	4,860,000
Net loss for the year end from continuing operations	-		-	-	-	-	-	-	(18,549,500)	(54,126)	(18,603,626)
Net loss for the year end from discontinued operations	-		-	-	-	-	-	-	(15,294)	(47,138)	(62,432)
Balance as at December 31, 2022	1,618,977	*	$194,313	$(50,000)	$46,231,302	$223,500	$251,036	$1,112,494	$(28,769,014)	$(61,329)	$19,132,302
Currency translation adjustments	-		-	-	-	-	-	(130,860)	-	-	(130,860)
Stock-based compensation expense (Note 19)	-		-	-	271,800	-	-	-	-	-	271,800
Remeasurements of defined benefit plan (Note 17)	-		-	-	-	-	-	3,486	-	-	3,486
Cancellation of shares (Note 18)	(245,339		(29,441)	-	(4,880,223)	-	-	-	-	-	(4,909,664)
Issuance of ordinary shares through CMPOs (Note 18)	4,946,184		593,542	-	20,273,844	-	-	-	-	-	20,867,386
Issuance of ordinary shares through exercise of warrants (Note 18)	128,901		15,468	-	491,224	-	-	-	-	-	506,692
Issuance of ordinary shares for acquisition of assets (Note 18)	262,500		31,500	-	1,816,500	-	-	-	-	-	1,848,000
Issuance of ordinary shares for a convertible note conversion (Note 14)	172,000		20,640	-	1,217,760	-	-	-	-	-	1,238,400
Issuance of ordinary shares for a borrowing conversion (Note 13)	2,947,150		353,658	-	15,560,957	-	-	-	-	-	15,914,615
Net loss for the year end from continuing operations	-		-	-	-	-	-	-	(29,594,240)	(29,280)	(29,623,520)
Net loss for the year end from discontinued operations	-		-	-	-	-	-	-	22,579	11,559	34,138
Balance as at December 31, 2023	9,830,373		$1,179,680	$(50,000)	$80,983,164	$223,500	$251,036	$985,120	$(58,340,675)	$(79,050)	$25,152,775
Disposal of a subsidiary (Note 18)	(1,091)		(131)	-	(2,651)	-	-	-	-	(974)	(3,756)
Issuance of ordinary shares through At the Market Offering (Note 18)	7,502,220		900,266	-	9,499,466	-	-	-	-	-	10,399,732
Net loss	-		-	-	-	-	-	-	(5,864,165)	19,465	(5,844,700)
Foreign currency translation difference	-		-	-	-	-	-	(122,561)	-	-	(122,561)
Remeasurements of defined benefit plan (Note 17)								(271,578)			(271,578)
Stock-based compensation (Note 18) (Note 19)	477,445		57,293	-	2,622,063	-	-	-	-	-	2,679,356
Balance as at December 31, 2024	17,808,947		$2,137,108	$(50,000)	$93,102,042	$223,500	$251,036	$590,981	$(64,204,840)	$(60,559)	$31,989,268

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023, the outstanding ordinary shares of a par value is automatically converted.

The accompanying notes are an integral part of these consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2024	2023	2022
			(Restated*)
Cash flows from operating activities
Net loss from continuing operations	$(5,883,419)	$(29,623,520)	$(18,603,626)
Net profit (loss) from discontinued operations	38,719	34,138	(62,432)
Net loss	(5,844,700)	(29,589,382)	(18,666,058)
Adjustments for:
Depreciation	2,933,137	4,249,646	5,365,312
Amortization of intangible assets	434,125	993,594	616,095
Provision for obsolete inventories	-	3,797,552	942,882
Impairment loss on fixed assets	-	3,682,789	4,408,037
Stock-based compensation expense	1,849,356	1,101,800	252,095
Impairment loss on intangible assets	188,797	3,713,551	-
Impairment loss on goodwill	30,575	2,267,583	-
Allowance for doubtful debts on a related party receivable	-	5,637,527	-
Netting off related parties’ balances	(690,487)	-	-
Finance (income) costs, net	(337,356)	653,460	1,083,276
Deferred income taxes	(125,925)	434,315	121,169
Provision for (Recovery of) expected credit loss on trade receivables and other receivables, net	210,437	899,433	(7,394)
Increase in provision for withholding tax receivables	4,339	683,344	448,243
(Gain)/Loss from fixed assets disposal	(21,644)	208,093	24,250
Gain from disposal of a subsidiary	(3,608)	-	-
Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	(347,566)	(312,348)	428,772
Increase in other current assets	(680,694)	(64,759)	(332,188)
Decrease (Increase) in restricted cash	249,146	(409,521)	1,825,023
Decrease/(Increase) in inventories	220,974	757,518	(2,876,443)
Decrease/(Increase) in amount due from related parties	-	424,979	(15,725,707)
(Increase)/Decrease in other non-current assets	(585,746)	33,924	(151,170)
(Decrease)/Increase in trade payables and other current liabilities	(937,169)	363,833	928,247
(Decrease)/Increase in amount due to related parties	-	(970,185)	3,884,995
(Increase)/Decrease in withholding taxes receivable	(146,855)	(192,502)	258,989
Increase/(Decrease) in provision for employee benefits	275,265	34,534	(193,639)
Net cash used in operating activities	(3,325,599)	(1,601,222)	(17,365,214)

Cash flows from investing activities
Acquisition of property, plant and equipment	(244,581)	(2,107,069)	(4,402,394)
Proceeds from disposal of property, plant and equipment	23,856	-	5,235
Acquisition of intangible assets	(61,995)	(18,476)	(3,242,537)
Interest received	511,292	-	-
Disposal of discontinued operation, net of cash disposed of	(28,186)	-	-
Acquisition of subsidiaries, net of cash acquired	-	-	(1,765,933)
Net cash generated from/(used in) investing activities	200,386	(2,125,545)	(9,405,629)

Cash flows from financing activities
Proceeds from issue of shares	10,399,732	20,867,386	20,346,353
Proceeds from exercise of warrants	-	506,692	3,014,710
Proceeds from a convertible note	-	-	1,500,000
Cash repayment of a convertible note	-	(554,238)	-
Cash paid for the cancellation of fractional shares	-	(49,664)	-
Proceeds from borrowings	-	1,895,151	3,426,096
Repayment of borrowings	(3,648,353)	(2,890,252)	(4,499,358)
Payment of lease liabilities	(2,043,529)	(2,652,150)	(2,849,816)
Net cash generated from financing activities	4,707,850	17,122,925	20,937,985

Net increase (decrease) in cash and cash equivalents, and restricted cash	1,582,637	13,396,158	(5,832,858)
Effect of movements in exchange rates on cash held	89,916	(62,928)	34,714
Cash and cash equivalents at beginning of year	20,263,869	6,930,639	12,728,783
Cash and cash equivalents at end of year (Note 4)	$21,936,422	$20,263,869	$6,930,639

Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	$-	$-	$4,579,880
Equity portion of the settlement of a borrowing from a third party	-	15,914,615	-
Equity portion of purchase consideration paid for acquisition of fixed and intangible assets	-	1,848,000	-

*	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Handshake (Note 27).

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”, or the “Company” and where appropriate, the term “Company” also refers to the Company and its subsidiaries) is a company incorporated and domiciled in the Cayman Islands under the Cayman Islands Companies Act on April 20, 2018. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The business address was 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand, which has changed to 10 Anson Road, #28-01 International Plaza, Singapore 079903 effective since November 2021. Before January 20, 2022, Guardforce was controlled by Mr. Tu Jingyi (“Mr. Tu”) through Guardforce AI Technology Limited (“AI Technology”). The Company ceased to be a “controlled company” under the rules of Nasdaq on January 20, 2022. The Company’s ordinary shares and warrants are listed under the symbol “GFAI” and “GFAIW”, respectively, on the Nasdaq Capital Market upon the completion of an initial public offering on September 28, 2021.

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

Guardforce AI (Hongkong) Co., Limited (“AI Hong Kong”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on May 30, 2018. AI Hong Kong is a 100% owned subsidiary of Guardforce. Beginning March 2020, AI Hong Kong commenced AI&Robotics solution business of selling and leasing robots.

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

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The two individuals owned in aggregate 49,000 ordinary shares with a value of approximately $16,000. The cumulative preferred shares are entitled to dividends of USD$0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of December 31, 2021 is approximately $1,700. Pursuant to article of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders. No dividends were declared during the years ended December 31, 2024, 2023 and 2022.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one preferred share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of association a shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand. Beginning March 2020, GF Cash (CIT) commenced AI&Robotics solution business of selling and leasing of robots. No dividends were declared during the years ended December 31, 2024, 2023 and 2022.

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

On November 18, 2021, the Company entered into a Transfer Agreement (the “Macau Agreement”) to acquire 100% of the equity interests in Macau GF Robotics Limited, a company incorporated in Macau (“AI Macau”). The consideration is approximately $3,205 (MOP 25,000). AI Macau commenced robotic AI solution business of selling and leasing robots. The acquisition was closed on February 9, 2022. AI Macau is a 100% owned subsidiary of AI Robotics.

On November 18, 2021, the Company entered into another Transfer Agreement (the “Malaysia Agreement”) to acquire 100% of the equity interests in GF Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia (“AI Malaysia”). The consideration is approximately $1 (RM 1). AI Malaysia commenced robotic AI solution business of selling and leasing robots. The acquisition was closed on January 20, 2022. AI Malaysia is a 100% owned subsidiary of AI Robotics.

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

GFAI Robot Service GK (“AI Japan”) was incorporated in Japan on May 24, 2022. AI Japan commenced robotic AI solution business of selling and leasing robots. AI Japan is a 100% owned subsidiary of AI Hong Kong. On October 29, 2024, the Company deregistered AI Japan;

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

GFAI Robot Service (Vietnam) Co., Ltd (“AI Vietnam”) was incorporated in Vietnam on July 8, 2022. AI Vietnam is a dormant company and is a 100% owned subsidiary of AI Hong Kong. On March 22, 2023, the Company deregistered AI Vietnam.

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

InnoAI Technology (Shenzhen) Co., Ltd. (“InnoAI”) was incorporated in China on December 13, 2023. On May 13, 2024, the Company entered into a Share Transfer Agreement (the “InnoAI Agreement”) to acquire 100% of the equity interests in InnoAI. Pursuant to the InnoAI Agreement, InnoAI became a wholly owned subsidiary of the AI Robot Service.

The following diagram illustrates the Company’s legal entity ownership structure as of December 31, 2024:

2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

2.1	Basis of presentation

The financial statements were approved by the Board of Directors and authorized for issuance on April 28, 2025.

On August 20, 2021, the shareholders of the Company approved a 1 for 3 share consolidation (the “2021 share consolidation”) of the Company’s authorized and issued ordinary shares whereby every three shares were consolidated into one share. On January 31, 2023, the Company completed another share consolidation (the “2023 share consolidation”) of the Company’s authorized and issued ordinary shares whereby every forty shares were consolidated into one share (Note 18). As a result of the 2021 share consolidation and the 2023 share consolidation, the par value of each ordinary share became $0.12. The accompanying consolidated financial statements and all share and per share amounts have been retroactively restated to reflect the share consolidation.

On February 6, 2024, the Company entered into a Sale and Purchase Agreement (the “Purchase Agreement”) to divest its information security business (Note 27). The assets and liabilities of Handshake are reported as held for sale at December 31, 2023. The operating results of Handshake have been reported as discontinued operations. Prior periods have been reclassified to conform to this presentation to allow for a meaningful comparison of continuing operations.

The consolidated financial statements of Guardforce and subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

Going Concern basis

As of December 31, 2024, the Company has incurred accumulated deficit of $64.2 million. For the year ended December 31, 2024, the Company had operating loss of $6.7 million and net operating cash outflow of $3.3 million. The principal sources of funding have historically been cash contributions from equity financing. For the year ended December 31, 2024, the Company issued 7.5 million Ordinary Shares pursuant to the 2024 ATM offering for gross proceeds of $10.9 million. As of December 31, 2024, the Company had cash and cash equivalents of approximately $21.9 million. Taking this into consideration, the Company believes it will have sufficient available financial resources to meet its obligations and working capital requirements for at least in the next twelve months from the date of issuance of these financial statements. Accordingly, the Company considers that it is appropriate to prepare the consolidated financial information on a going concern basis.

2.2	Basis of consolidation

The consolidated balance sheets, consolidated statements of profit or loss and other comprehensive loss, statements of changes in equity and statements of cash flows of the Company for the relevant periods include the results of operations and cash flows of all companies now comprising the Company from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholders, wherever the period is shorter.

The consolidated balance sheets of the Company as at December 31, 2024 and 2023 have been prepared to present the assets and liabilities of the subsidiaries under the historical cost convention.

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

The Company reports financial and operating information in the following four segments and geographical segmental data as shown in Note 23:

(i)	Secured Logistics;

(ii)	AI&Robotics Solution Business;

(iii)	General Security Solutions; and

(iv)	Corporate and others

The Corporate and others segment covers the non-operating activities supporting the Company. It comprises the Company’s holdings and treasury organization, including its headquarter and central functions. All listing related expenses are included in the Corporate and others segment. This segment is an administrative-operating segment rather than a revenue-generating operating segment.

The Company completed the divestiture with Handshake on February 6, 2024. At December 31, 2024, Handshake was classified as a disposal group held for sale and as a discontinued operation. The business of Handshake represented the entirety of the Company’s information security operating segment through December 31, 2023, which is excluded from the Company’s segment reporting.

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

IFRS 3, Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Company has accounted for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Company recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated balance sheet, consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Additional disclosures on business combination are provided in Note 3.

2.5	Non-controlling interest

The non-controlling interest represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets, consolidated statements of profit or loss, comprehensive income and changes in equity attributed to controlling and non-controlling interests.

2.6	Critical accounting estimate and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2024, 2023 and 2022 include provision for obsolete inventory, impairment on property, plant and equipment  and intangible assets, allowance for withholding tax receivables, provision for expected credit loss on trade receivables and other receivables, useful life of property, plant and equipment and intangible assets, impairment of goodwill, measurement of stock-based compensation expenses, measurement of retirement benefit obligations,  measurement of consideration and assets and liabilities acquired as business combinations, accounting for leases, valuation of deferred tax assets and allowance for doubtful debts on a related party receivable.

2.7	Foreign currency translation

The presentational currency of the Company is the U.S. dollar (“USD”). The functional currency of Guardforce, AI Holdings, AI Robots, Horizon Dragon, Southern Ambition, AI Singapore, AI Robotics, AI Robots Service, AI Malaysia, AI Macau, AI US, AI Australia, AI Dubai, AI UK, AI Korea, AI Japan, AI Canada, AI Vietnam and AI Technology is the USD. The functional currency of AI Hong Kong and Handshake is the Hong Kong dollar (“HKD”). The functional currency of AI Thailand, GF Cash (CIT) and AI R&I is the Thai Baht (“Baht” or “THB”). The functional currency of AI Shenzhen, AI Jian, Shenzhen GFAI, Guangzhou GFAI, InnoAI, and Beijing Wanjia is the Chinese Renminbi (“RMB”).

The currency exchange rates that impact the business are shown in the following table:

	Year End Rate			Average Rate
	As of December 31,			For the Years Ended
	2024	2023	2022	2024	2023	2022
Thai Baht	0.0291	0.0292	0.0289	0.0284	0.0288	0.0286
Hong Kong Dollar	0.1287	0.1282	0.1282	0.1282	0.1282	0.1282
Chinese Renminbi	0.1370	0.1409	0.1447	0.1391	0.1414	0.1446

2.8	Financial risk management

2.8.1	Financial risk factors

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

If the THB had strengthened/weakened by 2.33% and 2.28% against the USD (the average monthly variance during the 2-year period ended December 31, 2024 and 2023) with all other variables held constant, the post-tax profit would have been approximately $22,000, $1,000 and $228,000 higher/lower for the years ended December 31, 2024, 2023 and 2022, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the THB/USD which is not the functional currency of the respective Company’s entities.

(iii)	Interest rate risk

The Company’s exposure to changes in interest rates are mainly attributable to its borrowings and loans. At the reporting date, based on the composition of borrowings at December 31, 2024 (Note 13), if interest rates on borrowings had been 100 basis points higher/lower with all other variables held constant, the Company’s post-tax results for the year would have been approximately $400, $3,800 and $11,000 lower/higher for the years ended December 31, 2024, 2023 and 2022, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

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

Year ended December 31, 2024	Within 1 year	1 to 5 years	Total
Trade payables and other current liabilities	$4,549,364	$-	$4,549,364
Borrowings	44,232	-	44,232
Operating lease liabilities	1,605,859	829,525	2,435,384
Finance lease liabilities	96,372	121,746	218,118
	$6,295,827	$951,271	$7,247,098

Year ended December 31, 2023	Within 1 year	1 to 5 years	Total
Trade payables and other current liabilities	$6,188,493	$-	$6,188,493
Borrowings	337,241	44,410	381,651
Borrowings from related parties	3,104,149	-	3,104,149
Amount due to related parties	2,898,506	-	2,898,506
Operating lease liabilities	1,239,066	1,455,857	2,694,923
Finance lease liabilities	108,597	218,996	327,593
Liabilities directly associated with the assets held for sale	130,876	-	130,876
	$14,006,928	$1,719,263	$15,726,191

2.8.2	Capital risk management

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

2.9	Fair value measurements and Financial instruments

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

Financial Instruments

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, other current assets, trade payables and other current liabilities, amounts due to related parties. As of December 31, 2024 and 2023, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, other current assets, trade payables and other current liabilities, amounts due to related parties, other current liabilities approximate their fair values due to the short-term maturity of these instruments.

The Company measures its financial assets at amortized cost, which assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

2.10	Stock-based compensation

On January 25, 2022, the Company established the 2022 Equity Incentive Plan (the “Plan”). Under the Plan, participants are granted restricted shares which only vest if certain performance standards are met. Participation in the Plan is at the Board’s discretion, and no individual has a contractual right to participate in the Plan or to receive any guaranteed benefits. The Company accounts for the stock-based payments (primarily restricted shares) with the fair value of the restricted shares on the date of grant and recognition of stock-based compensation expense on the consolidated statements of profit or loss over the vesting period for award expected to vest. The fair value of restricted stocks is determined based on the share price at which the Company’s shares are traded on the Nasdaq Stock Exchange at the date of the grant, which management has taken into account an estimated discount to reflect the impact of the post-vesting restrictions.  Additional disclosures on the stock-based compensation are in Note 19.

2.11	Cash and cash equivalents and restricted cash

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

As of December 31, 2024 and 2023, non-current restricted cash amounting to $1.4 million and $1.6 million, respectively represents cash pledged with two local banks in Thailand as collateral for bank guarantees issued by those banks in respect of (i) project performance for government and commercial bank customers; (ii) fuel consumption under the fleet credit card; and (iii) electricity usage.  Additional disclosures on the cash and cash equivalents and restricted cash are provided in Note 4.

In November 2023, approximately $0.1 million of the Company’s cash in two subsidiaries in China, namely Shenzhen GFAI and Robot Service Shenzhen were frozen upon request to satisfy court judgments related to labor lawsuits in China and an ongoing legal dispute with a related party in China. On March 27, 2024, Mr. Tu withdrew all these claims against the Company. Accordingly, the freeze on all of the bank accounts of Robot Service Shenzhen were lifted on April 2, 2024.

2.12	Trade receivables

Trade receivables are recorded at net realizable value consisting of the carrying amount less an allowance for doubtful accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts and accounts receivable from related parties. The Company determines the allowance for its trade receivable based on aging data, historical collection experience, customer specific facts and economic conditions. The Company writes-off trade receivable when amounts are deemed uncollectible. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.

The Company recorded a provision for (recovery of) expected credit loss on trade receivables and other receivables of $210,437, $899,433 and $(7,394) during the years ended December 31, 2024, 2023 and 2022, respectively. (Note 6)

2.13	Inventories

Inventories solely consist of robots and the general security service-related equipment including but not limited to hard drives, CCTV and sensors which are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. When inventory is sold, their carrying amount is charged to expense in the period in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the period the impairment or loss occurs. The Company recorded allowances for slow moving or obsolete inventory of $nil, $3,797,552 and $942,882 during the years ended December 31, 2024, 2023 and 2022, respectively. (Note 5)

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

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss. Additional disclosures are provided in Note 27. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

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

Withholding tax receivable is recorded net of related provision for amount that could be challenged by the taxing authority. Such provision represents the Company’s best estimate based on recent collection history. Additional disclosures on withholding taxes receivables are provided in Note 7.

2.16	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized. Additional disclosures on property, plant and equipment are provided in Note 9.

Depreciation is calculated using the straight-line method over the following estimated useful lives:

Estimated useful life
Leasehold improvements	Lesser of useful life or remaining lease term
Machinery and equipment	5 years
Office furbishing and equipment	5 years
Vehicles	5,10 years
GDM machines	5 years
Robots	5 years

2.17	Assets under construction

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

The cost of intangible assets is being amortized using the straight-line amortization method based on the following estimated useful lives:

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

At the acquisition date, any goodwill acquired is allocated to the cash-generating units (CGU) which are expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the CGU to which the goodwill related. Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. These estimates include the sales annual growth rate, the long-term growth rate and discount rate. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in these circumstances is measured on the basis of the relative values of the operation disposed of and the portion of the CGU retained.

The Company recorded impairment losses on goodwill of $30,575, $2,267,583 and $nil for the years ended December 31, 2024, 2023 and 2022. (Note 3)

2.20	Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset through use of sale is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of (a) fair value less costs to sell and (b) value in use where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the asset belongs. Management estimated the value in use by estimating the expected cash flows from the CGU as well as a suitable discount rate in order to calculate the present value of those cash flows. The basis of impairment is determined based on the result of assessment.

During the years ended December 31, 2024, 2023 and 2022, impairment losses on the robots’ fixed assets of $nil, $3,682,789 and $4,408,037, respectively, were recognized when the carrying amount was greater than the value in use, respectively. In addition, the Company recognized impairment loss on the cash management related intangible assets of $188,797 during the year ended December 31, 2024. The Company recognized impairment loss on the robots-related intangible assets of $3,713,551 during the year ended December 31, 2023. (Note 9)/(Note 11)

2.21	Trade payables and other current liabilities

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year which is unpaid. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.22	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method. Additional disclosures on interest-bearing borrowings are provided under Note 13.

2.23	Revenue from contracts with customers

The Company generates its revenue primarily from three service lines: (1) Secured Logistics; (2) AI&Robotics Solution; and (3) General Security Solutions.

Each service line primarily renders the following services:

(1)	Secured Logistics

(i) Cash-In-Transit - Non Dedicated Vehicle (CIT Non-DV); (ii) Cash-In-Transit - Dedicated Vehicle (CIT DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center (CCC); (vii) Cheque Center Service (CDC); (viii) Express Cash; (ix) Coin Processing Service; and (x) Cash Deposit Management Solutions (GDM).

(2)	AI&Robotics Solution

(i) Sale and Rental of AI&Robotics Solution; (ii) Advertising Service, and; (iii) Solution Provider

(3)	General Security Solutions

Integrated alarm security system installation

The Company recognizes revenue at a point in time as products are delivered and services are performed. Consultancy fees typically cover a period of time, the revenue is recognized on a ratable basis over the contract term. The Company applies the following five-step model in order to determine the amount:

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

Contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company transfers goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional, and evaluated for impairment at each reporting period. As of December 31, 2024 and December 2023, there were $38,808 and $nil contract assets under the agreement.

Contract liabilities consist of deferred revenue related to prepaid fees received from customers for future information security service over the term of the service agreement. The Company expects to recognize as revenue of approximately $117,820 within the next 12 months.

Revenue is recognized when the related performance obligations are satisfied.

Fixed Fees
Service Type		Performance Obligations	Per delivery / order	Per month
Cash-In-Transit (CIT) – Non Dedicated Vehicles (Non-DV)	(a)	Delivery from point A to point B per customer request. Service obligation was generally completed within same day.	√
Cash-In-Transit (CIT) – Dedicated Vehicles to Banks (DV)	(a)	Delivery from point A to point B per customer request. Service obligation was generally completed within same day.	√
ATM Management	(a)	Includes replenishment of ATM machines and first level maintenance services. Service obligation was generally completed within the same day.	√
Cash Processing (CPC)	(b)	Cash counting, sorting and vaulting services for customers in the retail industry.		√
Cash Center Operations (CCT)	(b)	Cash counting, sorting and depositing for local commercial banks on behalf of Bank of Thailand (BOT).		√
Consolidate Cash Center (CCC)	(b)	Cash counting, sorting and depositing for Bank of Thailand (BOT).		√
Cheque Center Service (CDC)	(b)	Handles cheque consolidation and distribution on behalf of local commercial bank.		√
Express Cash	(a)	Armored trucks (with onboard GDM) and crew teams are assigned to collect cash on behalf of local commercial banks. Service obligation was generally completed within the same day.	√
Coin Processing Service	(a)	Armored vehicles and crew teams are assigned to collect/deliver coins to/from customer sites. Service obligation was generally completed within the same day.	√
Cash Deposit Management Solutions	(b)	Cash deposit machine (Guardforce Digital Machine – GDM) are installed at the customers’ sites for the collection of cash.		√
AI&Robotics Solution - Sale of Robots	(a)	Delivery of robots and inspection completed at customer site.	√
AI&Robotics Solution - Rental of Robots, advertising service	(b)	Robots are leased out for a fixed term, advertising service are charged at a monthly agreed rate		√
General Security Solutions	(a)	Completion of integrated alarm security system installation	√

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers. For the sale of robots, customer’s billing is prepared on a monthly basis once service delivery reports have been confirmed and the invoice amount has been confirmed with the customers. Standard payment is 45 days but it may be 45 to 60 days depending on the individual customer contract.

(a)	Revenue is recognized net of sales taxes and upon transfer of control over the good sold or the service rendered to customers. Control refers to the ability of the customer to direct and obtain substantially all the transferred product’s benefits. Revenue is not recognized to the extent where there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

(b)	Related service revenue or rental income is recognized on a straight-line basis over the term of the contracts.

Disaggregation information of revenue by service type which was recognition based on the nature of performance obligation disclosed above is as follows:

	For the year ended December 31,
Service Type	2024	Percentage of Total Revenue	2023	Percentage of Total Revenue	2022	Percentage of Total Revenue
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$12,233,722	33.7%	$11,882,370	32.8%	$10,693,948	31.5%
Cash-In-Transit - Dedicated Vehicle to Banks (CIT DV)	3,643,999	10.0%	3,814,604	10.5%	4,074,052	12.0%
ATM Management	6,710,954	18.5%	7,579,774	20.9%	8,897,939	26.2%
Cash Processing (CPC)	3,660,152	10.1%	3,265,052	9.0%	2,789,818	8.2%
Cash Center Operations (CCT)	1,764,619	4.9%	1,824,381	5.0%	2,209,055	6.5%
Consolidate Cash Center (CCC)	520,008	1.4%	726,599	2.0%	456,720	1.3%
Cheque Center Service (CDC)	-	-%	-	-%	4,562	0.0%
Cash Deposit Management Solutions (GDM)	3,899,564	10.7%	2,794,708	7.7%	1,771,380	5.2%
Others *	3,270	0.0%	5,062	0.0%	10,149	0.1%
Robotic AI solutions	198,903	0.5%	757,284	2.1%	1,272,236	3.7%
General security solutions	3,712,182	10.2%	3,630,668	10.0%	1,785,789	5.3%
Total	$36,347,373	100.0%	$36,280,502	100.0%	$33,965,648	100.0%

*	Others include revenues from express cash, coin processing services and international shipment.

During the years ended December 31, 2024, 2023 and 2022, revenue amounting to $36,342,705, $36,211,677 and $33,819,405 were generated from third parties, respectively; and $4,668, $68,825 and $146,243 were generated from a related party (Note 22), respectively.

2.24	Cost of sales

Cost of sales consists primarily of internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

2.25	Research and development expense

Research and development expense that do not meet the criteria for capitalization are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

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

As of the date of this report, the Company is a defendant in various labor lawsuits in Thailand totaling approximately $0.026 million. Management believes the labor related cases are without merit and is confident that such lawsuits will be dismissed.

During the year ended December 31, 2023, regarding the cases with Mr. Tu, a related party, the Company had sought for legal advice to resolve these legal disputes through mediation. On March 22, 2024, the Company reached a settlement with Mr. Tu, including Mr. Tu agreeing to withdraw all the claims against the Company. The Company had fully paid off these balances in cash on May 3, 2024 and on March 27, 2024, Mr. Tu had withdrawn all the claims against the Company. Therefore, no provision has been made for these liabilities in the financial statements (Note 22).

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

As of December 31, 2024, 2023 and 2022, actuarial (loss)/ gain of $(271,578), $3,486 and $551,649, net of tax has been recognized in other comprehensive income, respectively (Note 17).

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

Payments associated with leases with a lease term of 12 months or less on the Company’s equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option. The Company applies the short-term lease recognition exemption to its short-term leases of offices premises.

Leases as lessor

The Company leases out fixed assets consisting of different types of robots to third parties. All leases are classified as operating leases as the Company does not transfer substantially all of the risks and rewards incidental to the ownership of the assets.

During the year ended December 31, 2024, 2023 and 2022, the Company recognized rental income of approximately $35,845, $493,516 and $582,000, respectively. The Company did not recognize lease receivables as of December 31, 2024 and 2023 as the amount to be received was immaterial to the Company’s consolidated financial statements.

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

Basic EPS is calculated by dividing the net profit (loss) attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding stock-based awards and convertible debt instruments, unless their inclusion in the calculation is anti-dilutive.

2.32	New and amended accounting standards

All new standards and amendments that are effective for annual reporting period commencing January 1, 2024 have been applied by the Company for the year ended December 31, 2024. These new and amended standards did not have material impact on the consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2024, and they have not been early adopted by the Company in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Company.

3.	BUSINESS COMBINATIONS

Fiscal year 2024 acquisitions:

On May 13, 2024, the Company closed an acquisition of InnoAI Technology (Shenzhen) Co., Ltd. (“InnoAI”). Approximately $0.1 (RMB1) was paid in consideration of 100% of the equity interest in InnoAI. This acquisition has been accounted for in accordance with IFRS 3 guidelines under acquisition accounting, whereby the Company recognized the assets and liabilities transferred at their carrying amounts with carry-over basis.

A Purchase Price Allocation exercise has been undertaken to establish the constituent parts of the acquired companies’ balance sheet at fair value on acquisition. As is customary in these circumstances, this will remain under review and subject to change during the twelve-month hindsight period. At the date of the acquisition, the total assets, total liabilities and goodwill represent $4,720, $(35,187) and $30,467, respectively.

The total revenue included in the Consolidated Statement of Profit or Loss for the year ended December 31, 2024 since the acquisition date contributed by InnoAI was $99. Total net loss for the year ended December 31, 2024 incurred by InnoAI since the acquisition date was $95,290.

Had InnoAI been consolidated from January 1, 2024, the Consolidated Statement of Profit or Loss for the year ended December 31, 2024 would show revenue from InnoAI of $831 and net loss from InnoAI of $571,561.

During the year ended December 31, 2024, the Company recorded a full goodwill impairment loss on InnoAI of $30,575.

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

(i)	On March 22, 2022, the Company closed an acquisition of Shenzhen GFAI and Guangzhou GFAI. A total of $1,000,000 cash was paid and 2,142,852 shares were issued and valued at the $1.22 per share in consideration of 100% of the equity interest in both companies. As a result of the 2023 share consolidation, the share consideration became a total of 53,571 shares issued, valued at $48.8 per share.

The following represents the purchase price allocation at the date of the acquisition:

March 22, 2022
Cash and cash equivalents	$2,187
Trade and other receivables	896,327
Inventories	1,411,893
Other current assets	85,338
Other non-current assets	23,566
Property, plant and equipment	2,055,610
Intangible assets	1,592,783
Trade payables and other current liabilities	(4,320,434)
Goodwill	1,867,009
Total purchase price	$3,614,279

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

(ii)	On June 22, 2022, the Company closed the acquisition of Beijing Wanjia. A total of $840,000 cash was paid and 3,780,000 shares were issued and valued at $0.52 per share in consideration of 100% of the equity interest in Beijing Wanjia. As a result of the 2023 share consolidation, the share consideration became a total of 94,500 shares issued, valued at $20.8 per share.

The following represents the purchase price allocation at the date of the acquisition:

June 22, 2022
Cash and cash equivalents	$38,342
Trade and other receivables	1,656,550
Inventories	562,768
Property, plant and equipment	20,488
Intangible assets	1,593,398
Other non-current assets	203,765
Trade payables and other current liabilities	(1,681,573)
Goodwill	411,862
Total purchase price	$2,805,600

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

No impairment loss on goodwill was recorded on Beijing Wanjia for the years ended December 31, 2024 and 2023.

(iii)	On January 20, 2022, the Company closed an acquisition to obtain 100% equity interest in AI Malaysia. The consideration is approximately $1 (RM 1).

The following represents the purchase price allocation at the date of the acquisition:

January 20, 2022
Cash and cash equivalents	$12,500
Current liabilities	(13,184)
Goodwill	685
Total purchase price	$1

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

During the year ended December 31, 2023, the Company recorded impairment loss on AI Malaysia of $685. No impairment loss on goodwill was recorded on AI Malaysia for the years ended December 31, 2022.

(iv)	On February 9, 2022, the Company closed an acquisition to obtain 100% equity interest in AI Macau. The consideration is approximately $3,205 (MOP 25,000).

The following represents the purchase price allocation at the date of the acquisition:

February 9, 2022
Cash and cash equivalents	$21,038
Other current assets	4,162
Current liabilities	(92,350)
Goodwill	70,355
Total purchase price	$3,205

AI Macau acts as an agent-only subsidiary company, operating solely and for all purposes as the agent of AI Hong Kong for the deployment of robots and thus, AI Macau has no independent revenue of its own.

During the year ended December 31, 2023, the Company recorded a goodwill impairment loss on AI Macau of $70,355. No impairment loss on goodwill was recorded on AI Macau for the years ended December 31, 2022.

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	As of December 31,
	2024	2023
Cash on hand	$541,937	$472,641
Cash in bank	21,394,485	19,762,586
Subtotal	21,936,422	20,235,227
Restricted cash – current	27,642	100,764
Restricted cash – non-current	1,432,738	1,608,762
Subtotal	23,396,802	21,944,753
Cash at banks attributable to discontinued operations	-	28,642
Cash, cash equivalents, and restricted cash	$23,396,802	$21,973,395

As of December 31, 2024 and December 31, 2023, the Company had approximately $13,000,000 and $15,000,000 structured notes in bank. The Company recorded interest income of $500,012 and $327,559 for the years ended December 31, 2024 and 2023.

5.	INVENTORIES

	As of December 31,
	2024	2023
Robots at warehouse	$4,112,364	$4,743,645
Security equipment	274,854	506,403
Impairment provision for inventories	(4,112,364)	(4,743,645)
Inventories	$274,854	$506,403

The Company recorded a provision for slow moving or obsolete robots’ inventory of $nil, $3,797,552 and $942,882 during the years ended December 31, 2024, 2023 and 2022, respectively.

6.	TRADE RECEIVABLES, NET

	As of December 31,
	2024	2023
Trade receivables	$6,279,680	$5,780,144
Provision for expected credit loss on trade receivables	(357,335)	(149,339)
Trade receivables, net	$5,922,345	$5,630,805

The movement in the Company’s provision for and (recovery of) expected credit loss on trade receivables was $210,437, $103,534 and $(7,394) during the years ended December 31, 2024, 2023, and 2022, respectively.

The following tables details the Company’s trade receivables as of:

December 31, 2024

	Trade receivables - as of December 31, 2024
	<30	31-60	61-90	91 and over	Total
Trade receivables	$5,500,821	$371,305	$5,524	$44,695	$5,922,345

December 31, 2023

	Trade receivables - as of December 31, 2023
	<30	31-60	61-90	91 and over	Total
Trade receivables	$5,361,716	$61,041	$15,068	$192,980	$5,630,805

7.	WITHHOLDING TAXES RECEIVABLES, NET

	2024	2023
Balance at January 1,	$2,224,846	$2,691,096
Addition	771,906	739,573
Collection	(625,052)	(545,233)
Allowance for uncollectible	(4,339)	(683,344)
Exchange difference	(5,575)	22,754
Balance at December 31,	$2,361,786	$2,224,846

	As of December 31,
	2024	2023
Current portion	$393,960	$607,221
Non-current portion	1,967,826	1,617,625
Withholding taxes receivables, net	$2,361,786	$2,224,846

During the year ended December 31, 2024, the Company received a withholding tax refund of THB 21,983,058 (approximately $0.6 million) in connection with the Company’s 2019 withholding taxes refund applications of THB 29,690,069 (approximately $0.8 million). The Company wrote off approximately $0.03 million, representing the difference between the provision recorded against the receivable and the actual amount of refund from the Thai Revenue Department during the year ended December 31, 2024. As of December 31, 2024, the Company maintained an allowance of approximately $0.004 million against its withholding taxes receivable.

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

8.	OTHER CURRENT AND OTHER NON-CURRENT ASSETS

	As of December 31,
	2024	2023

Prepayments – office and warehouse rental	$820,110	$818,997
Prepayments and refund - insurance	430,693	91,022
Prepayments - others	566,715	187,759
Input VAT and other taxes receivable	233,709	219,232
Tools and supplies	113,136	143,760
Interest receivable on bank deposits	65,808	108,215
Cash advances to employees	46,685	79,169
Uniforms	14,583	17,417
Other current assets	$2,291,439	$1,665,571

Deposits	$998,971	$402,447
Other non-current assets	$998,971	$402,447

9.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment	Office furbishing and equipment	Vehicles	Assets under construction	GDM machines	Robots	Total
Cost
At December 31, 2022	$3,146,864	$4,868,015	$5,354,351	$15,518,987	$33,222	$1,948,698	$7,194,815	$38,064,952
Additions	-	13,390	26,202	39,199	74,126	1,144,766	810,559	2,108,242
Disposals	(106,385)	(107,569)	(97,835)	(214,021)	-	-	(301,877)	(827,687)
Impairment of fixed assets	-	-	-	-	-	-	(3,702,367)	(3,702,367)
Exchange differences	33,330	55,507	53,107	161,220	1,561	40,419	(46,977)	298,167
At December 31, 2023	$3,073,809	$4,829,343	$5,335,825	$15,505,385	$108,909	$3,133,883	$3,954,153	$35,941,307
Additions	-	36,276	34,260	154,597	-	19,448	-	244,581
Disposals	(988,790)	-	(2,609,458)	(306,145)	-	-	(362,163)	(4,266,556)
Transfer in (out)	-	-	-	73,293	(73,293)	-	-	-
Exchange differences	(34,997)	(18,507)	(80,975)	(63,111)	(2,153)	(12,106)	(20,085)	(231,934)
At December 31, 2024	$2,050,022	$4,847,112	$2,679,652	$15,364,019	$33,463	$3,141,225	$3,571,905	$31,687,398

Accumulated Depreciation
At December 31, 2022	$2,577,341	$4,748,031	$4,889,742	$13,493,656	$-	$1,230,247	$3,059,174	$29,998,191
Depreciation charged for the year	105,006	67,840	166,670	448,136	-	429,512	1,006,483	2,223,647
Disposals	(106,287)	(107,565)	(91,802)	(213,092)	-	-	(100,848)	(619,594)
Exchange differences	28,979	53,293	50,910	151,978	-	20,834	(10,656)	295,338
At December 31, 2023	$2,605,039	$4,761,599	$5,015,520	$13,880,678	$-	$1,680,593	$3,954,153	$31,897,582
Depreciation charged for the year	101,235	48,875	122,119	373,205	-	426,191	-	1,071,625
Disposals	(988,784)	-	(2,607,288)	(304,070)	-	-	(362,163)	(4,262,305)
Exchange differences	(31,330)	(17,940)	(80,027)	(57,234)	-	3,256	(20,085)	(203,360)
At December 31, 2024	$1,686,160	$4,792,534	$2,450,324	$13,892,579	$-	$2,110,040	$3,571,905	$28,503,542

Net book value
At December 31, 2023	$468,770	$67,744	$320,305	$1,624,707	$108,909	$1,453,290	$-	$4,043,725
At December 31, 2024	$363,862	$54,578	$229,328	$1,471,440	$33,463	$1,031,185	$-	$3,183,856

There was no impairment of property, plant and equipment recorded for the years ended December 31, 2024. During the year ended December 31, 2023 and 2022, the Company recognized impairment loss on robots’ assets of $3,682,789 and $4,408,037, respectively. No property, plant and equipment were pledged as security for bank borrowings for the year ended December 31, 2024.

10.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILTIES

The carrying amounts of right-of-use assets are as below:

	2024	2023
Balance at January 1,	$2,688,208	$4,171,409
New leases	1,580,321	522,578
Termination of leases	(114,301)	(19,786)
Depreciation expense	(1,861,512)	(2,006,421)
Exchange difference	(24,694)	20,428
Balance at December 31,	$2,268,022	$2,688,208

The total operating lease liabilities are as below:

	As of December 31,
	2024	2023
Current portion	$1,574,537	$1,239,066
Non-current portion	768,174	1,455,857
Operating lease liabilities	$2,342,711	$2,694,923

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during year 2024, 2023 and 2022 was 5.47%, 4.23% and 3.52%, respectively.

During the years ended December 31, 2024, 2023 and 2022, interest expense of $130,092, $114,583 and $89,470 arising from lease liabilities was included in finance costs, respectively. Depreciation expense related to right-of-use assets was $1,861,512, $2,006,421 and $1,066,662 respectively during the years ended December 31, 2024, 2023 and 2022.

11.	INTANGIBLE ASSETS, NET

	Computer software	Right-of-use Platform	Customer base	Technical know-how	Security Surveillance system	Intelligent Cloud Platform	Assets under construction - Cash Management Systems	Total
Cost
At December 31, 2022	$887,745	$673,029	$1,042,110	$499,344	$1,360,898	$3,000,000	$194,495	$7,657,621
Additions	21,137	-	-	-	200,101	1,590,546	-	1,811,784
Impairment of intangible assets	-	(542,463)	(185,594)	-	-	(2,985,494)	-	(3,713,551)
Exchange differences	10,340	(15,907)	(26,956)	(13,232)	(36,775)	(472)	(413)	(83,415)
At December 31, 2023	$919,222	$114,659	$829,560	$486,112	$1,524,224	$1,604,580	$194,082	$5,672,439
Additions	123,122	-	-	-	-	-	-	123,122
Impairment of intangible assets	-	-	-	-	-	-	(188,797)	(188,797)
Exchange differences	(1,724)	(3,176)	(22,972)	(13,462)	(42,210)	(469)	(5,285)	(89,298)
At December 31, 2024	$1,040,620	$111,483	$806,588	$472,650	$1,482,014	$1,604,111	$-	$5,517,466

Accumulated amortization
At December 31, 2022	$767,168	$50,477	$405,868	$28,405	$612,560	$-	$-	$1,864,478
Amortization charged for the year	53,859	65,753	312,268	55,501	103,162	403,051	-	993,594
Exchange differences	9,573	(1,571)	(11,865)	(950)	(16,599)	(471)	-	(21,883)
As December 31, 2023	$830,600	$114,659	$706,271	$82,956	$699,123	$402,580	$-	$2,836,189
Amortization charged for the year	60,190	-	81,147	54,600	104,673	133,515	-	434,125
Exchange differences	(2,107)	(3,176)	(20,789)	(3,125)	(20,947)	(3,655)	-	(53,799)
As December 31, 2024	$888,683	$111,483	$766,629	$134,431	$782,849	$532,440	$-	$3,216,515

Net book value
At December 31, 2023	$88,622	$-	$123,289	$403,156	$825,101	$1,202,000	$194,082	$2,836,250
At December 31, 2024	$151,937	$-	$39,959	$338,219	$699,165	$1,071,671	$-	$2,300,951

The Company recognized impairment loss on the cash management related intangible assets of $188,797 during the year ended December 31, 2024. The Company recognized impairment loss on the robots-related intangible assets of $3,713,551 during the year ended December 31, 2023.

12.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2023
Trade payables – third parties	$2,004,404	$2,113,401
Payroll Payable	1,204,345	1,528,254
Accrued Expenses	693,589	639,556
Output VAT and other taxes payable	185,750	100,166
Other Payables	174,667	419,964
Other payables, accrued customer claims, cash loss and shortage	168,789	300,337
Deferred revenue	117,820	256,815
Provision for stock-based compensation expense*	-	830,000
Trade payables and other current liabilities**	$4,549,364	$6,188,493

*	During the year ended December 31, 2023, management of the Company decided to grant restricted shares to officers and certain employees based on their performance in 2023 under the Company’s 2022 Equity Incentive Plan. The Board of Directors approved the number of restricted shares to be granted to officers and employees on March 14, 2024 (Note 19).

**	The Company merged Other Current Liabilities with Trade and Other Payables balance under Trade Payables and Other Current Liabilities, as both meet the IFRS criteria for current liabilities and share similar characteristics. In accordance with IAS 1, the Company also reclassified the comparative period ending December 31, 2023, to ensure consistency and comparability.

13.	BORROWINGS

	As of December 31,
	2024	2023
Short-term bank borrowing	$-	$140,902
Current portion of long-term bank borrowings	44,232	196,339
Long-term bank borrowings	-	44,410
Total borrowings*	$44,232	$381,651

The Company maintains borrowings with two financial institutions. The borrowings are used for working capital purposes to support its business operations in Thailand. For the year ended December 31, 2024, the Company had one bank loan, the annual interest rate on this borrowing is 4.69%, with a maturity date of April 7, 2025. For the year ended December 31, 2023, the Company had two bank loans with interest at the rates of 4.69% and 3.77% with maturity dates of April 7, 2025 and September 25, 2024, respectively. For the years ended December 31, 2024, 2023 and 2022, interest expense recorded for the bank borrowings was $10,776, $60,131 and $68,010, respectively.

As of December 31, 2024, the Company has no unused bank overdraft availability and no unused trust receipts availability. As of December 31, 2023 and 2022, the Company had unused bank overdraft availability of approximately $292,000 and $289,000.

*	Prior to entering into a loan conversion agreement with WK Venture Success Limited on September 28, 2023 to discharge the entire loan amount and accrued unpaid interest, for the year ended December 31, 2024, 2023 and 2022, interest expense recorded for the third-party borrowing was $nil, $230,849 and $616,116 with interest rate at 4%.

14.	CONVERTIBLE NOTE PAYABLE

On October 25, 2022, the Company issued Streeterville Capital, LLC(“CVP”) an unsecured convertible promissory note in the principal amount of $1,707,500 (the “Note”). Prior to the Company’s full settlement on the outstanding convertible note payable with CVP on October 25, 2023, on April 17, 2023, CVP delivered to the Company a conversion notice informing the Company that CVP has elected to convert a portion of the balances $1,238,400 at the conversion price of $7.20. Upon this conversion, the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023. On October 25, 2023, the Company paid $554,238 to CVP to fully repay the remaining Note balance. During the years ended 2023 and 2022, interest expense of $60,094 and $22,767 was recorded as finance costs, respectively.

15.	FINANCE LEASE LIABILITIES, NET

	As of December 31,
	2024	2023
Current portion	$96,372	$108,597
Non-current portion	121,746	218,996
Finance lease liabilities	$218,118	$327,593

For the years ended December 31, 2024, 2023 and 2022, interest expense was $16,977, $28,126 and $51,070, respectively.

The minimum lease payments under finance lease agreements are as follows:

	As of December 31,
	2024	2023
Within 1 year	$107,498	$126,042
After 1 year but within 5 years	127,848	236,293
Less: Finance charges	(17,228)	(34,742)
Present value of finance lease liabilities, net	$218,118	$327,593

Finance lease assets comprise primarily vehicles and office equipment as follow:

	As of December 31,
	2024	2023
Cost	$723,444	$655,371
Less: Accumulated depreciation	(280,286)	(215,038)
Net book value	$443,158	$440,333

16.	TAXATION

Value added tax (“VAT”)

GF Cash (CIT) and AI R&I are subsidiaries operating in Thailand, which are subject to a statutory VAT of 7% for services in Thailand. Shenzhen GFAI, InnoAI, Guangzhou GFAI and Beijing Wanjia are the subsidiaries operating in the PRC, which are subject to a statutory VAT of 13% for goods delivered and rental provided, 6% for services provided and 9% for construction projects in the PRC. The output VAT is charged to customers who receive services from the Company and the input VAT is paid when the Company purchases goods and services from its vendors. The input VAT can be offset against the output VAT. The VAT payable is presented on the balance sheets when input VAT is less than the output VAT. A recoverable balance is presented on the balance sheets when input VAT is larger than the output VAT.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiary incorporated in the BVI is not subject to taxation.

The Organization for Economic Co-operation and Development (OECD) published the International Tax Reform- Pillar Two Model Rules (“ Pillar Two”), derived from the digitization of the economy, global model rules against base erosion and profit shifting. The rules are designed to ensure that large multinational companies within the scope of the rules pay a minimum level of tax on income generated in a specified period in each jurisdiction where they operate. The rules apply a system of top-up taxation that raises the total amount of tax paid on an entity’s excess profits in a jurisdiction to the minimum rate of 15%

The Company has analyzed the potential exposure of the Pillar Two rules, concluding that there is not any impact on the Company’s consolidated financial statement as of and for the year ended December 31, 2024 and the Company also expects no significant impacts of Pillar Two in the coming years basically due to the following: As of December 31, 2024, the consolidated Company’s revenue did not exceed EUR 750 million in at lease two our of the last four years. And the Company has no expectation of obtain an effective tax rate of 15% or less in Peru, Colombia or Mexico in the coming years.

The Company’s operating subsidiaries incorporated in different tax jurisdiction are subject to different corporate income tax rate as follows:

Corporate income tax rate
Hong Kong	16.5%
Singapore	17.0%
Thailand	20.0%
Malaysia	24.0%
Macau	12.0%
United States	21.0%
Australia	0.0%
United Arab Emirates	25.0%
United Kingdom	19.0%
South Korea	25.0%
Japan	23.2%
Canada	15.0%
Vietnam	20.0%
China	25.0%
China-Preferential tax	15.0%

Pre-tax profit (loss) from continuing operations, by jurisdiction, for the years ended December 31, 2024, 2023 and 2022 is as follows:

	For the years ended December 31,
	2024	2023	2022
Cayman Islands	$(3,518,091)	$(4,100,487)	$(4,302,089)
BVI	(12,427)	(16,537)	(17,811)
Hong Kong	3,315,700	(10,805,695)	(3,245,238)
Singapore	(98,922)	(180,619)	(160,228)
Thailand	(134,639)	(2,852,376)	(5,826,236)
Malaysia	(163,664)	(2,761,202)	(478,658)
Macau	(73,618)	(193,865)	(161,513)
United States	(162,279)	(321,399)	(572,088)
Australia	-	15,199	(15,199)
United Arab Emirates (UAE)	-	(22,157)	(72,036)
United Kingdom	-	1,350	(1,350)
South Korea	(9,813)	(11,236)	(20,029)
Japan	(10,107)	(189,773)	(77,055)
Canada	-	3,418	(2,997)
Vietnam	-	17,123	(17,123)
China	(5,141,484)	(7,770,944)	(3,501,768)
	$(6,009,344)	$(29,189,200)	$(18,471,418)

The components of the income tax provision are:

	For the years ended December 31,
	2024	2023	2022
Current income tax expense	$-	$-	$-
Deferred income tax expense (benefit)	(125,925)	434,320	132,208
Total income tax (benefit) expense	$(125,925)	$434,320	$132,208

The Company’s income tax expense (benefit) is entirely derived from Thailand, and the reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2024	2023	2022
(Loss) Profit before income tax expense*	$(134,639)	$(994,531)	$(3,840,120)
Thailand income tax statutory rate	20%	20%	20%
Income tax at statutory tax rate	(26,928)	(198,906)	(768,024)
Deferred tax assets not recognized	(190,194)	713,468	768,024
Permanent differences	91,197	(80,242)	132,208
Income tax expense (benefit)	$(125,925)	$434,320	$132,208

*	This amount represents profit before income tax after adjustments for non-deductible and non-taxable expense items from the Thailand operating entity.

Deferred tax assets and liabilities are comprised of the following:

	As of December 31,
	2024	2023
Provision for employee benefits	$1,105,558	$982,013
Net operating loss carried forward	358,575	893,693
Valuation allowance	-	(724,866)
Deferred tax assets	1,464,133	1,150,840
Less:
Deferred tax liabilities - finance leases	(182,602)	(65,363)
Deferred tax assets, net	$1,281,531	$1,085,477

17.	PROVISION FOR EMPLOYEE BENEFITS

Prior to March 30, 2022, the Company had a retired benefit plan (“Plan A”), another plan (“Plan B”) was established in 2022, both plans are based on the requirements of the Thailand Labor Protection Act B.E.2541 (1998) (Revised 2019) to provide retirement benefits to employees based on pensionable remuneration and length of service which are considered as unfunded. The plan asset is unfunded and the Company will pay benefits when needed.

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

The following assumptions have been adopted for Plan A’s actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as follows.

Age Group (Years)	Annual Voluntarily Resignation Rate of Direct Cost Staff	Annual Voluntarily Resignation Rate of Indirect Cost Staff
Below 31	15%	22%
31-40	8%	15%
41-50	5%	12%
Above 50	0%	0%

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 2.40% per year based on the zero coupon yield rate of government bonds in Thailand from the Thai Bond Market Association (Thai BMA) as of December 31, 2024. Duration (or single weighted average remaining time to retire) is 11.64 years.

2.	Salary Increase Rate: 2.00% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Movement in the present value of Plan A’s retired benefit obligation:

	As of December 31,
	2024	2023
Defined benefit obligations at January 1,	$4,910,067	$4,827,800
Benefits paid during the year	(443,213)	(578,457)
Current service costs	519,077	442,700
Interest	114,422	121,651
Past service cost and gain on settlement	79,935	37,677
Actuarial loss	352,577	3,431
Exchange differences	(5,077)	55,265
Defined benefit obligations at December 31,	$5,527,788	$4,910,067

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

For the year ended December 31, 2024

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$5,070,154	$(457,634)	-8.28	-1	$6,060,911	$533,123	9.64
Salary Increase Rate	1	5,879,873	352,086	6.37	-1	5,221,419	(306,369)	-5.54
Turnover Rate	1	5,319,429	(208,359)	-3.77	-1	5,601,164	73,376	1.33
Life Expectancy	+1 Year	5,540,629	12,841	0.23	-1 Year	5,515,047	(12,741)	-0.23

For the year ended December 31, 2023

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$4,526,095	$(383,972)	-7.82	-1	$5,354,805	$444,737	9.06
Salary Increase Rate	1	5,197,550	287,483	5.86	-1	4,658,682	(251,385)	-5.12
Turnover Rate	1	4,749,274	(160,793)	-3.27	-1	4,961,641	51,574	1.05
Life Expectancy	+1 Year	4,920,291	10,224	0.21	-1 Year	4,899,921	(10,146)	-0.21

For the year ended December 31, 2022

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$4,500,166	$(327,634)	-6.79	-1	$5,201,435	$373,635	7.74
Salary Increase Rate	1	5,064,621	236,821	4.91	-1	4,617,667	(210,133)	-4.35
Turnover Rate	1	4,683,817	(143,983)	-2.98	-1	4,871,730	43,930	0.91
Life Expectancy	+1 Year	4,837,009	9,207	0.19	-1 Year	4,818,657	(9,143)	-0.19

Maturity profile of the defined benefit obligation as of December 31, are as follow:

Year	Defined Benefit Obligation
2025	$513,751
2026	259,610
2027	334,829
2028	249,094
2029	266,592
2030	367,826
2031	595,721
2032	227,444
2033	198,420
2034	379,742
2035-2049	14,197,001
>2049	8,227,099

The following assumptions have been adopted for Plan B’s actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as follows.

Age Group (Years)	Annual Voluntarily Resignation Rate of Indirect Cost Staff
Below 31	22%
31-40	15%
41-50	12%
Above 50	0%

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 2.66% per year based on the zero coupon yield rate of government bonds in Thailand from the Thai Bond Market Association (Thai BMA) as of December 31, 2024. Duration (or single weighted average remaining time to retire) is 18.18 years.

2.	Salary Increase Rate: 2.0% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Movement in the present value of Plan B’s retired benefit obligation:

	As of December 31,
	2024	2023
Defined benefit obligations at January 1,	$25,915	$21,814
Benefits paid during the year	(10,163)	(2,884)
Current service costs	5,079	4,876
Interest	399	607
Past service cost and loss on settlement	9,729	2,491
Actuarial gain	(9,805)	(1,298)
Exchange differences	(216)	309
Defined benefit obligations at December 31,	$20,938	$25,915

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

For the year ended December 31, 2024

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$18,348	$(2,590)	-12.37	-1	$24,001	3,063	14.63
Salary Increase Rate	1	23,546	2,608	12.46	-1	18,711	(2,227)	-10.63
Turnover Rate	1	19,029	(1,909)	-9.12	-1	22,192	1,254	5.99
Life Expectancy	+1 Year	20,992	54	0.26	-1 Year	20,884	(54)	-0.26

For the year ended December 31, 2023

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$23,156	$(2,760)	-10.65	-1	$29,123	$3,208	12.38
Salary Increase Rate	1	28,622	2,707	10.45	-1	23,565	(2,351)	-9.07
Turnover Rate	1	24,032	(1,883)	-7.27	-1	26,976	1,061	4.09
Life Expectancy	+1 Year	26,000	84	0.32	-1 Year	25,832	(84)	-0.32

Maturity profile of the defined benefit obligation as of December 31, are as follow:

Year	Defined Benefit Obligation
2025	$-
2026	-
2027	-
2028	-
2029	-
2030	-
2031	-
2032	-
2033	-
2034	-
2035-2049	220,881
>2049	203,717

18.	SHAREHOLDERS’ EQUITY

Equity transactions in fiscal year 2024:

The Company completed the separation with Handshake, receiving back the 1,091 restricted ordinary shares owned by Handshake, which were canceled on March 4, 2024.

On March 6, 2024, the Company issued an aggregate number of 120,000 restricted ordinary shares to three independent directors on the Board of Directors, representing 60,000 restricted ordinary shares for their service performed in 2023 and 60,000 restricted ordinary shares for their service to be performed in 2024.

On May 7, 2024, the Company issued an aggregate number of 288,000 restricted ordinary shares to officers and certain employees for their service performed in 2023.

On July 2, 2024, the Company entered into an At the Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, par value $0.12 per share (the “Ordinary Shares”), through the Sales Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $10,862,168. For the period from July 2, 2024 to December 31, 2024, the Company issued 7,502,220 Ordinary Shares pursuant to the 2024 ATM offering for gross proceeds of $10,861,671. The Ordinary Shares were sold at prevailing market prices, for an average price per share of $1.45 Pursuant to the ATM Agreement, a cash commission of $271,542 on the aggregate gross proceeds raised was paid to the Sales Agent in connection with its services under the AMT Agreement.

On September 3, 2024, the Company entered into a Marketing Services Agreement (the “Marketing Services Agreement”) with Outside the Box Capital Inc. (“OTB”), pursuant to which the Company agreed to issue $75,000 of restricted Ordinary Shares of the Company, calculated at the closing price as of September 3, 2024, to OTB as consideration for its services provided under the Marketing Services Agreement. On September 3, 2024, the Company issued 69,445 restricted Ordinary Shares of the Company to OTB.

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

In connection with the restricted ordinary shares issued on June 16, 2022 as a deposit to acquire 100% of the equity interests in seven Kewei Group companies, such acquisition was terminated on September 13, 2022 (Note 22) and on February 13, a total of 243,000 shares were returned and cancelled.

In connection with an asset purchase agreement entered between the Company and Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) on December 21, 2022 to purchase certain of Shenzhen Kewei’s robot-related business assets in China (Note 1), on March 1, 2023, a total of 262,500 restricted ordinary shares were issued to the shareholders of Shenzhen Kewei.

In connection with the conversion of the convertible note with Streeterville Capital, LLC (“CVP”) (Note 14), the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023.

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

In connection with the Loan Conversion Agreement with WK Venture, WK Venture agreed to convert the entire loan amount and accrued unpaid interest to the Company’s ordinary shares at a conversion price of $5.40 per share (Note 13). The Company issued 2,947,150 ordinary shares to WK Venture in October 2023.

A total of 128,901 warrants were exercised during the year ended December 31, 2023. No warrants were exercised subsequently from December 31, 2023 to the date of this report. As of December 31, 2023, the Company had an aggregate of 2,013,759 warrants issued and outstanding. On March 8, 2023, the Company issued a Notice regarding Adjustment of Exercise Price (for Public Warrants) after share consolidation to the Company’s public warrant holders. As a result of the share consolidation, the exercise price under the public warrant was proportionately increased from $0.16 to $6.40, the exercise price under the private warrant was proportionately increased from $0.18 to $7.20. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

Equity transactions in fiscal year 2022:

On June 16, 2022, a total of 3,780,000 shares were issued to acquire 100% of the equity interests in Beijing Wanjia. As a result of the 2023 share consolidation, consideration became a total of 94,500 shares issued.

On June 16, 2022, a total of 9,720,000 shares were issued as a deposit to acquire 100% of the equity interests in seven Kewei Group companies. On September 13, 2022, the Company and the shareholders of seven Kewei Group companies signed a termination agreement to terminate such acquisition. After the 2023 share consolidation, the 9,720,000 shares issued became 243,000 shares, which were returned and cancelled on February 13, 2023 (Note 22).

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

On February 25, 2022 and April 26, 2022, the Company issued 10,000 and 10,000 ordinary shares, respectively, totaling 20,000 ordinary shares to the vendor as compensation for serving the Company. As a result of the 2023 share consolidation, compensation expense became a total of 500 shares issued (Note 19).

On January 25, 2022, the Company granted and issued 260,000 restricted ordinary shares to certain employees under the Company’s 2022 Equity Incentive Plan. As a result of the 2023 share consolidation, the number of restricted ordinary shares issued to certain employees became a total of 6,500 shares (Note 19).

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

After the two private placements and the issuance of a convertible note (Note 14), the exercise price of both the Company’s IPO warrants which were issued on September 28, 2021 and private warrants which were issued on January 20, 2022, were adjusted to $0.16 and $0.18, respectively pursuant to the antidilution provisions of warrants. As a result of the 2023 share consolidation, the exercise price was proportionately increased from $0.16 to $6.40 and from $0.18 to $7.20, respectively. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

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

Including the warrant solicitation inducement, a total of 8,195,641 warrants were exercised during the year ended December 31, 2022. 6,007,942 warrants were exercised subsequently from January 1, 2023 to the date of this report. As of December 31, 2022 and the date of this report, the Company has an aggregate of 8,021,701 and 2,013,759 warrants issued and outstanding, respectively.

19.	STOCK-BASED COMPENSATION

Stock-based compensation in fiscal year 2024:

On December 17, 2024, the Company approved to issue a total of 120,000 restricted ordinary shares to three independent directors on the Board of Directors for their service to be performed in 2025 under the Company’s 2022 Equity Incentive Plan. And the Company also granted an aggregate number of 1.3 million restricted ordinary shares to officers and certain employees based on their performance in 2024 under the Company’s 2022 Equity Incentive Plan. This stock-based compensation expense amounting to $1,503,125 was recorded on the Company’s consolidated statements of profit or loss. On April 11, 2025, the Company has issued 1.3 million restricted ordinary shares for officers or employees based on their 2024 performance.

During 2024, the Company issued 69,445 restricted Ordinary Shares to an external marketing agent for consideration of their services. The expense related to these shares was recorded under the stock-based compensation amounting to $ 75,000. On March 31, 2025, the Company agreed to issue additional $150,000 of restricted Ordinary Shares, calculated at the closing price as of March 31, 2025 as consideration for its services provided.

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

During the year ended December 31, 2023, a provision for stock-based compensation of $830,000 was made according to the management plan to grant restricted shares to officers and certain employees based on their performance in 2023 under the Company’s 2022 Equity Incentive Plan (Note 12). This stock-based compensation expense amounting to $830,000 was recorded on the Company’s consolidated statements of profit or loss. The number of restricted shares to be granted was determined subsequent to December 31, 2023. On March 14, 2024, the Board of Directors approved the number of restricted shares to be granted to each individual. As of the date of this report, the Company has yet issued the restricted ordinary shares. In addition, the Company also recognized $115,831 for the under-provision of the estimated provided amount for the stock-based compensation made at December 31, 2023 for the service performed by the officers and certain employees performed in fiscal year 2023.

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

20.	SELLING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

	For the years ended December 31,
	2024	2023**	2022**
Staff expense	$6,507,537	$6,392,020	$6,753,737
Professional fees	1,041,632	1,434,367	2,086,279
Depreciation and amortization expense	916,599	2,439,986	2,997,945
Rental expense	340,519	536,272	452,137
Travelling and entertainment expense	297,991	445,714	600,362
Other service fees	230,619	322,894	433,822
Other expenses*	769,791	1,169,711	1,120,019
	$10,104,688	$12,740,964	$14,444,301

*	Other expenses mainly comprised of utilities expense, repairs and maintenance, office expenses, stamp duties, training costs, etc.

**	The Company presented Research and Development expenses separately from Selling, Distribution, and Administrative expenses, reflecting the strategic focus on AI&Robotics Solution for the year ended December 31, 2024. In accordance with IAS 1, the Company has reclassified the comparative period ended December 31, 2023 and 2022, to ensure consistency and comparability. For the year ended December 31, 2023 and December 31, 2022, $169,511 and $99,947 was reclassified from Selling, distribution and administration expenses to Research and Development expense.

21.	LEGAL RESERVE

Thailand

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is at least 10% of the registered share capital. The legal reserve is non-distributable. The Company reserve has met the legal reserve requirement of $223,500 as of December 31, 2024 and 2023.

The PRC

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2024 and 2023, the Company did not accrue any legal reserve.

22.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024:

Name of related parties	Relationship with the Company
Tu Jingyi (“Mr. Tu”)*	Shareholder of the Company
Guardforce AI Technology Limited*	Holding Company
Guardforce AI Service Limited*	Holding Company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited*	Controlled by Mr. Tu
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries*	Controlled by Mr. Tu
Nanjing Zhongzhi Yonghao Robot Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Nanchang Zongkun Intelligent Technology Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Sichuan Qiantu Guardforce Robot Technology Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
CSF Mingda Technology Co., Ltd*	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Qianban Technology Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Guardforce Security Service (Shanghai) Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Shenzhen Guardforce Qiyun Technology Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Shanghai Yongan Security Alarm System Co., Ltd.*	Mr. Tu is the majority shareholder of its ultimate holding company
Guardforce Limited*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce Holdings (HK) Limited*	Controlled by Mr. Tu’s father
Guardforce TH Group Company Limited*	Mr. Tu’s father is the majority shareholder
Guardforce Security (Thailand) Company Limited*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce Aviation Security Company Limited*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Perfekt Technology & System Co., Ltd.*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
InnoAI Technology (Shenzhen) Co., Ltd.**	Controlled by Jia Lin, President of the Company

*	Since June 30, 2024, these companies are no longer considered to be the related parties.

**

On May 13, 2024, the Company entered into a Share Transfer Agreement(“InnoAI Agreement”) to acquire 100% of the equity interests in InnoAI. Pursuant to the InnoAI Agreement, InnoAI became a wholly owned subsidiary of the Company.

The principal related party balances as of December 31, 2024 and 2023 and transactions for the years ended December 31, 2024, 2023 and 2022 are as follows:

Amounts due from related parties:

		As of December 31,
		2024	2023
Guardforce TH Group Company Limited	(b)	$-	$1,804
Shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(a,c)	-	2,160,000
CSF Mingda Technology Co., Ltd	(b)	-	10,834
		$-	$2,172,638

(a)

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

(b)	Amounts due from these related parties represent business advances for operational purposes. On May 25, 2023 and December 27, 2023, the Company, Mr. Tu and these related parties agreed to offset certain receivable and payable balances. Since June 30, 2024, these companies are no longer considered to be the related parties.

(c)	For the year ended December 31, 2024, the Company and these related parties agreed to offset all the receivable balances according to the settlement agreement dated March 22, 2024 with Mr. Tu. Since June 30, 2024, these companies are no longer considered to be the related parties.

Amounts due to related parties:

		As of December 31,
		2024	2023
Tu Jingyi	(a,d)	$-	$152,725
Guardforce Holdings (HK) Limited	(a,d)	-	43,337
Guardforce Security (Thailand) Company Limited	(c)	-	74,429
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(b,d)	-	2,528,916
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.	(b,d)	-	63,718
Guardforce Security Service (Shanghai) Co., Ltd.	(b,d)	-	35,225
Guardforce Aviation Security Company Limited	(c)	-	156
		$-	$2,898,506

(a)	Amounts due to Tu Jingyi (“Mr. Tu”) and Guardforce Holdings (HK) Limited as of December 31, 2023 represents accrued interest on loans. Pursuant to a settlement agreement with Mr. Tu dated March 22, 2024, the Company had fully paid off these balances in cash on May 3, 2024.

(b)	Amounts due to these related parties were settled upon offsetting the amount due from shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries pursuant to a settlement agreement with Mr. Tu dated March 22, 2024.

(c)	Amounts due to Guardforce Security (Thailand) Company Limited and Guardforce Aviation Security Company Limited represent business advances for operational purposes. Since June 30, 2024, these companies are no longer considered to be the related parties.

(d)	During the year ended December 31, 2024, the Company and these related parties agreed to offset all the payable balances according to the settlement agreement dated March 22, 2024 with Mr. Tu. Since June 30, 2024, these companies are no longer considered to be the related parties.

Short-term borrowing from related parties:

		As of December 31,
		2024	2023
Guardforce Holdings (HK) Limited	(a)	$-	$1,666,846
Tu Jingyi	(b)	-	1,437,303
		$-	$3,104,149

(a)	On April 17, 2020, the Company borrowed $2,735,000 from Guardforce Holdings (HK) Limited. As of December 31, 2022, the outstanding balance of this loan was $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan was due on April 16, 2023 and was verbally agreed to extend with the same terms and conditions until this loan is scheduled to be settled in late 2023. For the years ended December 31, 2024, 2023 and 2022, interest expense on this loan was $40,458, $27,350 and $54,700, respectively. This loan is classified as short-term borrowing from a related party. Pursuant to the repayment plan provided by Mr. Tu on March 1, 2023, Mr. Tu agreed to waive the Company’s repayment of the borrowings from Guardforce Holdings (HK) Limited and borrowings from Mr. Tu if Mr. Tu is unable to settle the amount due from his controlled entities in full as of December 31, 2023. In execution of the repayment plan, on May 25, 2023, the Company and Mr. Tu made an arrangement to legally offset the Company’s related party payables with the borrowings from Guardforce Holdings (HK) Limited (the “Netting Arrangement”). On May 25, 2023, the principal amount of this loan of $1,068,154 was settled under the Netting Arrangement.

On September 9, 2020, the Company borrowed $413,500 from Guardforce Holdings (HK) Limited. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the years ended December 31, 2024, 2023 and 2022, interest expense on this loan was $2,757, $4,135 and $8,270, respectively. On May 25, 2023, the principal amount of this loan of $413,500 was settled under the Netting Arrangement.

(b)

On September 1, 2018, the Company entered into an agreement with Mr. Tu whereby Mr. Tu loaned $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest rate at 1.5%. Pursuant to a settlement agreement with Mr. Tu dated March 22, 2024, the Company had fully paid off this balance in cash on May 3, 2024

Related party transactions:

		For the years ended December 31,
	Nature	2024	2023	2022
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$446,098	$918,536	$792,499
Guardforce Aviation Security Company Limited	(b)	957	1,643	4,052
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(c)	-	6,178	5,964,199
Shenzhen Kewei Robot Technology Co., Limited – Purchases	(d)	-	93,633	1,196,450
Shenzhen Kewei Robot Technology Co., Limited – ICP	(e)	-	-	3,000,000
InnoAI Technology (Shenzhen) Co., Ltd.	(f)	-	49,000	-
		$447,055	$1,068,990	$10,957,200

Service/ Products delivered to related parties:
GF Technovation Company Limited	(g)	-	231	146,243
Shenzhen Kewei Robot Technology Co., Limited	(h)	4,668	68,594	-
		$4,668	$68,825	$146,243
Repayment of borrowings:
Tu Jingyi	(i)	1,591,825	-	-
Guardforce Holdings (HK) Limited	(i)	1,712,962	-	-
		$3,304,787	$-	$-

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company.

(b)	Guardforce Aviation Security Co., Ltd. provided escort services to the Company.

(c)	The Company paid $13,219,105 to Shenzhen Intelligent Guardforce Robot Technology Co., Limited for the purchase of robots, in which robots amounting to $4,481,346 had yet to be delivered, and robots amounting to $2,773,560 were returned by the Company.

(d)	The Company paid $1,785,617 to Shenzhen Kewei Robot Technology Co., Limited for the purchase of robots amounting to $1,611,782, in which robots amounting to $415,332 were returned by the Company.

(e)	On February 8, 2022, the Company entered into a Commission Development Agreement with Shenzhen Kewei Robot Technology Co., Limited for the development of a robotics management platform named GFAI Intelligent Cloud Platform V2.0 (“ICP”). The contract amount was $3,000,000 which was paid in 2022 as a one-time lump sum payment upon the execution of the agreement.

(f)	On May 13, 2024, the Company entered into a Share Transfer Agreement to acquire 100% of the equity interests in InnoAI. Pursuant to the InnoAI Agreement, InnoAI became a wholly owned subsidiary of the Company.

(g)	The Company sold robots to GF Technovation Company Limited.

(h)	The Company rented robots to Shenzhen Kewei Robot Technology Co., Limited.

(i)	Pursuant to a settlement agreement with Tu Jingyi (“Mr. Tu”) dated March 22, 2024, the Company had fully paid off these borrowings in cash on May 3, 2024.

23.	CONSOLIDATED SEGMENT DATA

Selected information by segment is presented in the following tables for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
Revenues(1)
Secured logistics	$32,436,289	$31,892,550	$30,907,623
AI&Robotics Solution	198,902	757,284	1,272,236
General security solutions	3,712,182	3,630,668	1,785,789
	$36,347,373	$36,280,502	$33,965,648

(1)	Revenue excludes intercompany sales.

	For the years ended December 31,
	2024	2023	2022
Operating profit /(loss)
Secured logistics	$798,461	$(1,895,092)	$(1,353,365)
AI&Robotics solution	(550,707)	(21,773,699)	(11,227,391)
General security solutions	(93,653)	(936,390)	(178,580)
Corporate and others (1)	(6,876,056)	(4,697,597)	(4,066,903)
Operating loss from continuing operations	$(6,721,955)	$(29,302,778)	$(16,826,239)
Total other income from four segments	369,248	461,926	87,616
Foreign exchange gains (losses), net:
- Secured logistics	29,410	241,813	(629,844)
- AI&Robotics solution	(10,295)	55,567	37,503
- Corporate and others	(13,354)	7,646	1,376
Finance income (costs), net
- Secured logistics	(81,014)	(510,818)	(802,438)
- AI&Robotics solution	(37,555)	(14,431)	(22,695)
- General security solutions	(1,285)	(857)	(946)
- Corporate and others	457,456	(127,268)	(315,751)
Loss before income tax from continuing operations	(6,009,344)	(29,189,200)	(18,471,418)
Provision for income tax (expense) benefit	125,925	(434,320)	(132,208)
Net loss for the year from continuing operations	(5,883,419)	(29,623,520)	(18,603,626)
Net profit (loss) for the year from discontinued operations – Information security segment	38,719	34,138	(62,432)
Net loss for the year	(5,844,700)	(29,589,382)	(18,666,058)
Net (profit)/loss attributable to the non-controlling interest	(19,465)	17,721	101,264
Net loss attributable to equity holders of the Company	(5,864,165)	(29,571,661)	(18,564,794)

(1)	Includes impairment of goodwill on acquired subsidiaries, non-cash compensation expense, professional fees and consultancy fees for the Company. Non-cash stock-based compensation expense of $1,849,356, $1,101,800 and $252,095 for the years ended December 31, 2024, 2023 and 2022 was solely attributable to the Corporate and others segment, respectively.

Depreciation and amortization by segment for the year ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
Depreciation and amortization:
Secured logistics	$2,738,007	$3,256,128	$3,373,660
AI&Robotics solution	370,478	1,738,563	2,497,153
General security solutions	251,048	248,549	110,594
Corporate and others	7,729	-	-
	$3,367,262	$5,243,240	$5,981,407

Total assets by segment as of December 31, 2024 and 2023 are as follows:

Total assets

	As at December 31,
	2024	2023
Secured logistics	$21,448,136	$21,613,383
AI&Robotics solutions	1,979,695	3,127,857
General security solutions	3,837,511	2,836,403
Corporate and others	17,427,077	18,035,342
Information security - discontinued operation	-	201,963	*
	$44,692,419	$45,814,948

*	As of December 31, 2023, the total assets for information security segment were presented as assets held for sale on the consolidated balance sheets.

Total non-current assets by geographical segment as of December 31, 2024 and 2023 are as follows:

Total non-current assets

	As at December 31,
	2024	2023
The PRC (including Hong Kong and Macau)	$3,147,912	$3,289,170
Thailand	10,528,245	10,472,012
Other countries	169,600	933,174
	$13,845,757	$14,694,356

24.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings	Lease Liabilities	Total

At 1 January, 2023	$17,081,434	$4,745,953	$21,827,387

Cash-flows:
-Repayment	(2,890,252)	-	(2,890,252)
-Proceeds	1,895,151	-	1,895,151
-Capital element of lease rentals paid	-	(2,249,306)	(2,249,306)
-Interest element of lease rentals paid	-	(402,844)	(402,844)

Non-cash:
-Loan conversion agreement	(15,914,615)	-	(15,914,615)
-Entering into new leases	-	922,578	922,578
-Exchange adjustments	209,933	6,135	216,068
At 31 December 2023	381,651	3,022,516	3,404,167

	Borrowings	Lease Liabilities	Total
At 1 January, 2024	$381,651	$3,022,516	$3,404,167

Cash-flows:
-Repayment	(330,180)	-	(330,180)
-Interest paid	(13,386)	-	(13,386)
-Capital element of lease rentals paid	-	(1,899,078)	(1,899,078)
-Interest element of lease rentals paid	-	(144,451)	(144,451)

Non-cash:
-Entering into new leases	-	1,580,321	1,580,321
-Exchange adjustments	6,147	1,521	7,669

At 31 December 2024	44,232	2,560,829	2,605,061

25.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in May 1st, 2025. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of December 31, are as follows:

Amount
Years ending December 31:
2025	$825,000
2026	365,000
2027	365,000
Total minimum payment required	$1,555,000

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of December 31, 2024 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period
			Less than			More than
Contractual Obligations	Nature	Total	1 year	1-2 years	3-5 years	5 years
Service fee commitments	(a)	$151,320	$151,320	$-	$-	$-
Operating lease commitments	(b)	2,496,927	1,647,354	811,813	37,760	-
		$2,648,247	$1,798,674	$811,813	$37,760	$-

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander is comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which will expire in August 2025.

(b)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

Bank guarantees

As of December 31, 2024 and 2023, the Company had commitments with banks for bank guarantees in favor of government agencies and others of approximately $nil and $4,547,000.

26.	CONCENTRATIONS

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024	% of revenue	2023	% of revenue	2022	% of revenue
Company A	$7,582,800	20.9%	$7,548,954	20.8%	$8,093,618	23.8%
Company B	4,980,593	13.7%	5,332,493	14.7%	5,911,995	17.4%
Company C	3,248,858	8.9%	3,051,057	8.4%	3,294,297	9.7%
Company D	5,620,545	15.5%	4,928,204	13.6%	4,174,278	12.3%
	$21,432,796	59.0%	$20,860,708	57.5%	$21,474,188	63.2%

Details of the customers which accounted for 10% or more of trade receivables are as follows:

	As of December 31,
	2024	%account receivable	2023	% account receivable
Company A	$1,083,721	18.3%	$954,218	16.9%
Company B	1,301,680	22.0%	1,083,965	19.3%
Company E	680,201	11.5%	712,854	12.7%
	$3,065,602	51.8%	$2,751,037	48.9%

27.	DISCONTINUED OPERATIONS

On February 6, 2024, the Company entered into a Sale and Purchase Agreement (the “Purchase Agreement”) to divest its information security business (Handshake). The sale of Handshake was completed on February 6, 2024. At December 31, 2023, Handshake was classified as a disposal group held for sale and as a discontinued operation. The business of Handshake represented the entirety of the Company’s information security operating segment through December 31, 2023, which is excluded from the Company’s segment reporting. The results of Handshake for the years ended December 31, 2024, 2023 and 2022 are presented below. It should be noted that the 2024 Handshake financial results only include data through February 6, 2024.

	For the years ended December 31,
	2024	2023	2022
Revenue	$96,270	$795,733	$512,300
Cost of sales	(4,730)	(178,731)	(50,342)
Gross profit	91,540	617,002	461,958
Selling, distribution and administrative expenses	(56,210)	(583,424)	(523,858)
Operating income (loss)	35,330	33,578	(61,900)
Other income (expense)	26	223	1,116
Foreign exchange gains	-	423	-
Gain on disposal of subsidiary	3,608	-	-
Finance costs	(245)	(86)	(1,648)
Net profit (loss) from discontinued operations	$38,719	$34,138	$(62,432)

The assets and liabilities of Handshake classified as held of sale as at December 31, 2023 is as follows:

	As of December 31, 2024	As of December 31, 2023
Assets
Cash and cash equivalents	$-	$28,642
Trade receivables	-	158,216
Other current and non-current assets	-	15,105
Assets held for sale	-	201,963

Liabilities
Trade payables and other current liabilities	-	(119,347)
Other current and non-current liabilities	-	(11,529)
Liabilities directly associated with assets held for sale	-	(130,876)
Net assets directly associated with assets held for sale	$-	$71,087

The following table summarizes the key cash flow components of Handshake for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
Net cash (outflows) inflows from operating activities	$(28,642)	$(53,693)	$(91,127)
Net cash from investing activities	-	-	-
Net cash from financing activities	-	-	-
Net (decrease) increase in cash and cash equivalents	(28,642)	(53,693)	(91,127)
Cash and cash equivalents at beginning of year	28,642	82,335	173,462
Cash and cash equivalents at the end of the year	$-	$28,642	$82,335

28.	SUBSEQUENT EVENTS

The Company has evaluated and determined that there are no material subsequent events that require disclosure or adjustment to the financial statements.

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

The parent Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

STATEMENTS OF FINANCIAL POSITION – PARENT COMPANY ONLY

	As of December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$15,727,755	$15,751,630
Other current assets	274,109	108,215
Amount due from related parties	-	3,311,266
Investment in subsidiaries	16,467,544	10,570,243
Total assets	$32,469,408	$29,741,354

Liabilities and equity

Other current liabilities	$419,581	$1,209,317
Borrowings from related parties	-	3,300,212
Total liabilities	419,581	4,509,529

Equity
Ordinary shares – par value $0.12* authorized 300,000,000 shares, issued and outstanding 17,808,947 shares at December 31, 2024; issued and outstanding 9,830,373 shares at December 31, 2023	2,137,108	1,179,680
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	93,102,042	80,983,164
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Accumulated deficit	(64,204,840)	(58,340,675)
Accumulated other comprehensive income	590,981	985,120
Capital & reserves attributable to equity holders of the Company	32,049,827	25,231,825
Total liabilities and equity	$32,469,408	$29,741,354

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE LOSS – PARENT COMPANY ONLY

	For the years ended December 31,
	2024	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$-	$-	$-
Cost of sales	-	-	-
Gross margin	-	-	-

Impairment of goodwill	-	(2,267,583)	-
Stock-based compensation expense	(1,849,356)	(1,101,800)	-
Administrative expenses	(3,052,961)	(2,931,064)	(4,042,981)
Loss from operations	(4,902,317)	(6,300,447)	(4,042,981)

Other income, net	-	380,759	56,642
Finance income (cost), net	456,570	8,420	(315,750)
Net loss on foreign exchange	(17,811)	-	-
Equity loss of subsidiaries	(1,400,607)	(23,660,393)	(14,262,705)
Net loss attributable to equity holders of the Company	$(5,864,165)	$(29,571,661)	$(18,564,794)

STATEMENTS OF CASH FLOWS – PARENT COMPANY ONLY

	For the years ended December 31,
	2024	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(5,864,165)	$(29,571,661)	$(18,564,794)
Adjustments to reconcile net loss to net cash provided by operating activities
Stock-based compensation expense	1,849,356	1,101,800	252,095
Finance (income) cost, net	(456,570)	62,371	230,267
Impairment of goodwill	-	2,267,583	-
Equity loss from equity investments	(5,453,233)	14,262,703	14,262,705
Changes in operating assets and liabilities:
Other receivables, net	295,316	(99,215)	(3,167)
Trade payables and other current liabilities	(794,311)	6,625,255	(25,834,800)
Net cash used in operating activities	(10,423,607)	(5,351,164)	(29,657,694)

Financing activities
Proceeds from issue of shares	10,399,732	20,867,386	20,346,353
Proceeds from exercise of warrants	-	506,693	3,014,710
Proceeds from a convertible note	-	-	1,500,000
Cash repayment for a convertible note	-	(554,238)	-
Cash paid for the cancellation of fractional shares	-	(49,664)	-
Net cash provided by financing activities	10,399,732	20,770,177	24,861,063

Net increase (decrease) in cash and cash equivalents and restricted cash	(23,875)	15,419,013	(4,796,631)
Cash and cash equivalents at beginning of year	15,751,630	332,617	5,129,248
Cash and cash equivalents at end of year	$15,727,755	$15,751,630	$332,617