Form 20-F
period 2025-12-31
Guardforce AI Co., Ltd.
filed 2026-04-21
CIK 1804469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Lei Wang, CEO

+65 6702 1179

olivia.wang@guardforceai.com

10 Anson Road, #28-01 International Plaza, Singapore 079903

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
ordinary shares, par value $0.12 per share	GFAI	The Nasdaq Stock Market LLC
Warrants, No par value	GFAIW	The Nasdaq Stock Market LLC
Preferred Share Purchase Rights	N/A	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2025): There were 24,353,539 shares of the registrant’s ordinary shares outstanding, par value $0.12 per share.

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2025

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“AI Holdings” are to Guardforce AI Holdings Limited, a BVI company and our wholly owned subsidiary;

●	“AI Hong Kong” are to Guardforce AI (Hongkong) Co., Limited, a Hong Kong company and our wholly owned subsidiary;

●	“AI Robots” are to Guardforce AI Robots Limited, a BVI company and our wholly owned subsidiary;

●	“AI Singapore” are to Guardforce AI Singapore Pte Ltd., a Singapore company and our wholly owned subsidiary;

●	“AI Technology” are to Guardforce AI Technology Limited, a BVI company;

●	“AI Thailand” are to Guardforce AI Group Co., Limited, a Thailand company and our wholly controlled subsidiary;

●	“Baht” and “THB” are to the legal currency of Thailand;

●	“Bank of Thailand” or “BOT” are to Thailand’s central bank;

●	“BVI” are to the British Virgin Islands;

●	“Beijing Wanjia” are to Beijing Wanjia Security System Limited, a PRC company and Shenzhen GFAI’s wholly owned subsidiary, on December 25, 2025, the Company decoupled with Beijing Wanjia;

●	“CIT” are to cash-in-transit or cash/valuables-in-transit;

●	“Companies Act” are to the Companies Act (As Revised), as consolidated and revised, of the Cayman Islands;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“FINRA” are to the Financial Industry Regulatory Authority;

●	“GF Cash (CIT)” are to Guardforce Cash Solutions Security (Thailand) Co., Ltd., a Thailand company and AI Thailand’s 99.07% owned subsidiary;

●	“Guardforce,” “we,” “us,” “our” and the “Company” are to the combined business of Guardforce AI Co., Limited, a Cayman Islands company, its subsidiaries and other consolidated entities;

●	“GFAI Japan” are to GFAI Robot Service GK, a Japan company and AI Hong Kong’s wholly owned subsidiary, on October 29, 2024, the Company deregistered GFAI Japan;

●	“GFAI Korea” are to GFAI Robot Service Co., Ltd., a South Korea company and AI Hong Kong’s wholly owned subsidiary;

●	“GFAI R&I” are to GFAI Robotic and Innovation Solution (Thailand) Company Limited, a Thailand company and 98% owned by AI Thailand, 1% owned by Horizon Dragon and 1% owned by Southern Ambition;

●	“GFAI UK” are to GFAI Robot Service (UK) Limited, a UK company and Robot Service Hong Kong’s wholly owned subsidiary, on February 6, 2024, the Company deregistered GFAI UK;

●	“GFAI Canada” are to GFAI Robot Service Limited, a company incorporated in the Province of Ontario, Canada, and Robot Service Hong Kong’s wholly owned subsidiary, on January 5, 2024, the Company deregistered GFAI Canada;

●	“GFAI Vietnam” are to GFAI Robot Service (Vietnam) Co., Ltd, a Vietnam company and AI Hong Kong’s wholly owned subsidiary, on March 22, 2023, the Company deregistered GFAI Vietnam;

●	“Guangzhou GFAI” are to Guangzhou GFAI Technology Co., Limited, formerly known as Guangzhou Kewei Robot Technology, a PRC company and Shenzhen GFAI’s wholly owned subsidiary;

●	“GFAI Technology” are to GFAI Technology Limited, a BVI company and our wholly owned subsidiary;

●	“GFAI Technology HK” are to GFAI Technology (Hong Kong) Limited, a Hong Kong company and a wholly owned subsidiary of GFAI Technology;

●	“Handshake” are to Handshake Networking Limited, a Hong Kong company and our 51% owned subsidiary until on February 6, 2024, the Company disposed Handshake;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Horizon Dragon” are to Horizon Dragon Limited, a BVI company and AI Holdings’ wholly owned subsidiary;

●	“InnoAI” are to InnoAI Technology (Shenzhen) Co., Ltd., a PRC company and a wholly owned subsidiary of Robot Service Hong Kong;

●	“Macau” are to the Macau Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Robotics BVI” are to GFAI Robotics Group Co., Limited, a BVI company and our wholly owned subsidiary;

●	“Robotics Malaysia” are to GF Robotics Malaysia Sdn. Bhd., a Malaysia company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Hong Kong” are to GFAI Robot Service (Hong Kong) Limited, a Hong Kong company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Australia” are to GFAI Robot Service (Australia) Pty Ltd., an Australia company and Robot Service Hong Kong’s wholly owned subsidiary, on September 25, 2023, the Company deregistered Robot Service Australia;

●	“Robotics US” are to GFAI Robotics Services LLC, a Delaware limited liability company and Robotics BVI’s wholly owned subsidiary;

●	“Robotics Macau” are to Macau GF Robotics Limited, a Macau company and Robotics BVI’s wholly owned subsidiary;

●	“Robot Service Shenzhen” are to Guardforce AI Robot Service (Shenzhen) Co., Limited, a PRC company and Robot Service Hong Kong’s wholly owned subsidiary;

●	“Robot Trading Dubai” are to GFAI Robot & Smart Machines Trading LLC, an UAE limited liability company and Robot Service Hong Kong’s wholly owned subsidiary. On September 3, 2025, the Company deregistered Robot Trading Dubai;

v

●	“Shenzhen GFAI” are to Shenzhen GFAI Robot Technology Co., Limited, formerly known as Shenzhen Keweien Robot Service Co. Limited, a PRC company and Robot Service Shenzhen’s wholly owned subsidiary;

●	“Robot Jian” are to Guardforce AI Robot (Jian) Co., Limited, a PRC company and Robot Service Hong Kong’s wholly owned subsidiary, on November 22, 2023, the Company deregistered Robot Jian;

●	“Securities Act” is to the Securities Act of 1933, as amended;

●	“Shenzhen Kewei” are to Shenzhen Kewei Robot Technology Co., Limited, a PRC company;

●	“Shenzhen Yeantec” are to Shenzhen Yeantec Co., Limited, a PRC company;

●	“Southern Ambition” are to Southern Ambition Limited, a BVI company and Robotics BVI’s wholly owned subsidiary;

●	“South Korea” are to the Republic of Korea;

●	“SEC” are to the Securities and Exchange Commission;

●	“Thailand” are to the Kingdom of Thailand;

●	“UAE” are to the United Arab Emirates;

●	“UK” are to the United Kingdom of Great Britain and Northern Ireland;

●	“U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States;

●	“Vietnam” are to Socialist Republic of Vietnam;

●	“VCAB” are to VCAB Eight Corporation; and

●	“WK Venture” are to WK Venture Success Limited, a BVI company.

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

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our negative operating profits may raise substantial doubt regarding our ability to continue as a going concern;

●	We operate in highly competitive industries;

●	We currently report our financial results under IFRS;

●	We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues;

●	Changes to legislation in Thailand may negatively affect our business;

●	Unexpected increases in minimum wages in Thailand would reduce our net profits;

●	Increases in fuel cost would negatively impact our cost of operations;

●	Our strategy may not be successful;

●	We might not have sufficient cash or be able to obtain necessary funding to fully execute our growth strategy;

●	Our business success depends on retaining our leadership team and attracting and retaining qualified personnel;

●	We may be subject to service quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims, and if such claims are determined adversely to us, we may be required to pay significant damage awards;

●	Decreasing use of cash could have a negative impact on our business;

●	We may encounter provisions and impairments on our assets due to our business model and the development of our AI&Robotics Solution business, particularly amidst the fast-changing technologies.

●	The AI industry is confronting a multitude of challenges across different dimensions, including laws & regulations, regulatory compliance, ethical and societal considerations. Failure to comply with the updated rules and regulations may lead to financial loss, or reputational damage.

●	Implementation of our AI&Robotics Solution has required, and may continue to require, significant capital and other expenditures, which we may not recoup;

●	Divestiture of Beijing Wanjia may affect certain investors’ interest in our business growth.

●	We may not be able to obtain the necessary funding for our future capital or refinancing needs;

●	Any compromise of information security of our platform could materially and adversely affect our business, operations, and reputation;

●	Our transfer pricing decisions may result in uncertain tax exposures for our group; and

●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts between Russia and Ukraine, and the war in the Middle East. Our business, financial condition and results of operations may be materially adversely affected by any impact on the global economy and capital markets resulting from the conflicts above or any other geopolitical tensions.

Risks Relating to our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.

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

AI&Robotics Solutions:

The robotics industries are still in their early growth phase across Thailand, China and globally. While many competitors are manufacturers that sell stand-alone robotic products, we developed our business model starting from a robotics-as-a-service model (RaaS) that utilized the robots manufactured by related-party robotics manufacturers. If these manufacturers decide to offer their own RaaS solution globally, it could create competition against us. Should this occur, it will negatively affect our competitiveness and have an adverse effect on our business strategy and plans for rolling out our robotics solution rollouts.

In 2022, through our R&D and partnerships, we started to explore AI integration to expand our robotic solutions. The AI industry is driving increasing attention and developing at a faster speed than the market expected. With the rapid revolutions of the foundational models such as ChatGPT, the solutions we are offering and developing could become outdated soon and will be, facing fierce competition and requiring rapid upgrades to remain competitive. This accelerated obsolescence could potentially reduce our adoption rate and market value, hindering our ability to fully realize revenue. These challenges necessitate continuous innovation and adaptation to ensure that our offerings remain relevant and competitive in the market. To address this risk, we maintain a flexible approach in our development and demonstration phases to respond effectively to emerging trends and competitive dynamics.

While data security and privacy risks are manageable at this stage due to the limited data usage, these considerations will require greater attention as we progress towards full-scale deployment. Proactive implementations, such as robust system architecture and compliance protocols, are essential for effective risks management in the future.

Lastly, our dependency on third-party technologies and partnerships presents a potential vulnerability. The reliability of our solutions could be adversely affected by changes in partner priorities or supply chain. Regarding AI solutions through partnerships, there is no guarantee of continued collaboration with current partners, who may become competitors upon partnership termination. Although this risk is currently manageable during the development stage, we are actively fostering strong relationships and build contingency plans to minimize future challenges.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues.

We have derived a significant portion of our revenues from our top three customers. For the years ended December 31, 2025, 2024 and 2023, revenue generated by our largest customer, the state-owned Thai bank located in Bangkok (the Government Savings Bank), were approximately $8.4 million, $7.6 million and $7.5 million, respectively, which accounted for approximately 23.9%, 23.2% and 23.1% of our total revenues, respectively.

For the years ended December 31, 2025, 2024 and 2023, revenues from the next two largest customers combined were approximately $12.1 million, $10.6 million, and $10.3 million, respectively, or 34.3%, 32.5% and 31.4% of our total revenues, respectively. Therefore, for the years ended December 31, 2025, 2024 and 2023, our top three customers combined accounted for approximately 58.2%, 55.7% and 54.5% of our total revenues, respectively. We have three customers that accounted for 10% or more of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively (See Note 24 “Concentrations” in our audited consolidated financial statements for details).

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

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. generally accepted accounting principles.

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

We have recently undergone a re-branding of our business in Thailand to the “GFCS” brand, and any failure to successfully register, maintain or protect the brand or any lack of market acceptance of our new brand could adversely affect our business.

Historically, the Company operated its business in Thailand under a license from Guardforce Security (Thailand) Company Limited, granting the right to use the “Guardforce” name and trademarks. Following the re-branding in mid-2025, the Company now operates under its proprietary brand and trademark, “GFCS”. However, our initial applications for trademark registration of “GFCS” in Thailand were recently rejected by the Department of Intellectual Property (“DIP”), citing the Company’s “GFAI” mark as a prior mark and deem the “GFCS” mark confusingly similar.

As a result of this rejection, we do not currently have a registered trademark for “GFCS” in Thailand. While we plan to refile the trademark applications and enter into appropriate intra-group consent arrangements between GF Cash (CIT) and the Company, there is no guarantee that such efforts will result in a successful trademark registration or that we will be able to exclusively protect the “GFCS” name in the interim.

Without the registered trademark, the Company may face increased difficulties in policing and defending this brand against third-party infringement or “squatting” until a valid registration is obtained. Any litigation to protect our intellectual property or any claims by third parties that its brand infringes upon their rights, even if without merit, could result in costly litigation or force the Company to undergo further re-branding.

We have invested significant time and resources into building brand equity under the “Guardforce” name. Although we have transitioned to “GFCS”, there is no guarantee that our existing or future customers will associate the new brand with the same level of quality and reliability. If the re-branding results in a loss of customer loyalty or brand confusion, our market share and results of operations could be materially and adversely affected. The transition to “GFCS” involved, and may continue to involve, significant marketing and administrative expenses. If these investments do not result in the desired level of brand awareness, our financial condition may suffer.

If we are unable to successfully establish the “GFCS” brand in the marketplace, or if we fail to adequately protect our proprietary rights, it could have a material adverse effect on our business, financial condition, and results of operations.

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

As of the date of this report, we are involved in several legal proceedings and management believes that the ultimate resolution of these matters will not have a material effect to the Company.

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

Divestiture of the previously acquired Beijing Wanjia may affect certain investors’ interest in our business growth.

In June 2022, we completed the acquisition of 100% of Beijing Wanjia. After reviewing overall performance, future growth potential and the global environment for integrated security, we completed the separation with Beijing Wanjia on December 25, 2025. As a result of this divestiture, Beijing Wanjia ceased to be a subsidiary of the Company. Parting ways with Beijing Wanjia might lead to legal concerns. Changes in our business structure may conflict with existing contracts with other companies, potentially leading to legal action or financial obligations.

We may fail to successfully integrate our other acquisitions of Shenzhen GFAI, Guangzhou GFAI, and InnoAI and may fail to realize the anticipated benefits and resulted in losing the goodwill of these subsidiaries.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts between Russia and Ukraine, and the war in the Middle east, and escalating global trade tensions, including between the United States and China. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts above or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict, the recent escalation of the Israel-Hamas conflict, and the recent U.S./Israel-Iran conflict. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. On October 7, 2023, it was reported that an armed conflict between Israel and the Hamas-led Palestinian military group took place mainly in and around the Gaza Strip. Governments in the United States and many other countries, or the Sanctioning Bodies, have imposed economic sanctions on certain Russian individuals, including politicians, and Russian corporate and banking entities since the conflicts started. In the Middle East, besides the economy in Israel and Palestine, the war has affected the Red Sea area and could cause significant increase in shipping costs, eventually could increase costs for commodities such as oil, auto parts, food and cause fears of global inflation.

In 2025, the U.S. has imposed several rounds of tariffs on a wide range of goods imported from various countries, including China. China has also enacted additional tariffs on goods imported from the U.S. Historically, tariffs have led to increased trade and political tensions between the U.S. and China, as well as between the U.S. and other countries. Political tensions resulting from trade policies could reduce trade volumes, cross-border investment, technological exchange and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Although the Company’s operations are primarily based in Thailand and we do not currently have material direct exposure to U.S.-China tariffs on our core secured logistics services, any broader economic slowdown, disruption in global supply chains or increased costs of equipment, technology components or raw materials resulting from these trade tensions could adversely affect our operations and financial results.

Although the length, severity and ultimate impact of the ongoing military conflicts and trade disputes described above are highly unpredictable, and although we currently have no operations or sales in Russia, Ukraine, Iran, Israel or Palestine, these geopolitical developments, individually or in the aggregate, could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets, increased inflation, supply chain disruptions and reduced consumer and business confidence. Any of these developments could have a material adverse effect on our business, financial condition, results of operations and the trading price of our ordinary shares and warrants. We are continuing to monitor these situations and assess their potential impact on our business.

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

If the authorities in Thailand find that our arrangements do not comply with their prohibition or restrictions on foreign investment in our lines of business, or if the relevant government entity otherwise finds that we or any of our subsidiaries is in violation of the relevant laws or regulations or lack the necessary registrations, permits or licenses to operate our businesses in Thailand, they would have broad discretion in dealing with such violations or failures, which could have any of the following implications:

●	revoking the business licenses and/or operating licenses of such entities;

●	imposing penalties of up to THB1 million and imprisonment of up to three years plus penalties of THB10,000 to THB50,000 ($1 approximately THB 32) for every day of a continuing offence;

●	ordering the cessation of any aiding or abetting contrary to the FBA;

●	discontinuing or placing restrictions or onerous conditions on the operations of our Thai subsidiaries, or on our operations through any transactions between our Company or our Cayman Islands or BVI subsidiaries on the one hand and our Thai subsidiaries on the other hand;

●	confiscating income from us, our BVI subsidiaries, or Thai subsidiaries, or imposing other requirements with which such entities may not be able to comply;

●	imposing criminal penalties, including fines and imprisonment on our Thai subsidiaries, their shareholders or directors;

●	requiring us to restructure our ownership structure or operations, including the sale of shares in GF Cash (CIT), which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our Thai subsidiaries; or

●	restricting or prohibiting our use of the proceeds of any public offering we may conduct to finance our business and operations in Thailand.

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

We have acquired and may acquire in the future, subsidiaries which are in China. On December 25, 2025, we entered into an equity transfer agreement to dispose of our entire equity interest in Beijing Wanjia and the equity transfer was completed on January 9, 2026. As a result, for the year ended December 31, 2025, Beijing Wanjia’s operations have been classified as discontinued operations in our consolidated financial statements. Revenue from Beijing Wanjia (now classified as discontinued operations) was $2,408,160 for the year ended December 31, 2025, $3,712,182 (10.2% of total revenues including discontinued operations) for the year ended December 31, 2024, and $3,630,668 (9.8% of total revenues including discontinued operations) for the year ended December 31, 2023. Revenues from continuing operations in China were $nil for the year ended December 31, 2025. Although our China-based operations have been divested, we continue to maintain subsidiaries in China, including Shenzhen GFAI, Guangzhou GFAI, and InnoAI. Accordingly, our business, financial condition, results of operations and prospects may continue to be influenced by political, economic and social conditions in China, as well as regional and global conditions, generally.

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

On September 24, 2024, the State Council released the Regulations on Network Data Security, which became effective from January 1, 2025. The Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law, and the Personal Information Protection Law. The Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme. We believe that we or any of our PRC subsidiaries do not constitute an online platform service provider under the draft Regulations on Network Data Security.

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

As of December 31, 2025, the operating revenue, total net loss, total assets or net assets of our PRC domestic companies counted less than 25% of the group’s total operating revenue, total net loss and total assets balance. As advised by our PRC counsel, if any of the previous index reach 50%, we may be required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules. Nevertheless, as the CSRC Filing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that whether we will be subject to such filing requirements for listing in the United States and our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.

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

Pursuant to the approval of its board of directors, and the approval of its shareholders at the Company’s extraordinary general meeting held on Tuesday, January 31, 2023, at 11:00 a.m. (Hong Kong standard time), we effected a 1-for-40 consolidation of our ordinary shares. On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying the ordinary resolutions passed by the shareholders with the Registrar of Companies of the Cayman Islands. The share consolidation was effective upon passing of the ordinary resolutions on January 31, 2023. The Company’s ordinary shares began trading on the NASDAQ Capital Market on a post-consolidation basis when the market opens on February 10, 2023.

On February 28, 2023, we received a letter from Nasdaq informing that we regained compliance with the minimum bid price requirement under Nasdaq listing rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. This requirement was met on February 28, 2023, the tenth consecutive trading day when the closing bid price of the Company’s ordinary share was over $1.00.

On December 12, 2025, Guardforce AI Co., Limited (the “Company”) received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq rules for continued listing on the Nasdaq, based on the closing bid price of the Company’s ordinary shares for 30 consecutive business days from October 30, 2025, to December 11, 2025 was under $1.00 per share and the Company was provided 180 calendar days, or until June 10, 2026, to regain compliance.

The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options to maintain compliance with the minimum bid price requirement under the Nasdaq Listing Rules, which may include, among other things, effecting a reverse stock split of its outstanding ordinary shares. The Board of Directors is evaluating various alternatives to regain compliance with the minimum bid price requirement. Though we intend to maintain compliance with the minimum bid price requirement, we cannot assure you that the Company will continue to comply with the requirements for continued listing on the Nasdaq Capital Market in the future. If our ordinary shares are delisted from the Nasdaq, the liquidity and value of an investment in our ordinary shares will be materially and adversely affected.

Future issuances of our securities would dilute the interests of existing shareholders.

As of the date of this report, we have an aggregate of 31,250,418 outstanding ordinary shares. In addition, we currently have 2,013,759 warrants issued and outstanding, which include: (i) 1,233,023 warrants to purchase 30,825 ordinary shares, subject to rounding of fractional warrants and these warrants are exercisable at an exercise price of $4.65 per share with the expiration date of September 28, 2026; (ii) 600,013 warrants to purchase 15,000 ordinary shares, subject to rounding of fractional warrants, at an exercise price of $4.65 per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants to purchase 4,518 ordinary shares, subject to rounding of fractional warrants, that were issued to the assignee of the representative of the underwriters in our initial public offering with the expiration date of September 28, 2026.

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

On July 2, 2024, we entered into an At the Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, par value $0.12 per share (the “ordinary shares”), through the Sales Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $10,862,168. For the period from July 2, 2024 to the date of this report, the Company issued 12,885,935 ordinary shares pursuant to the 2024 ATM offering for gross proceeds of $18,013,448.

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

On December 17, 2024, we entered into Amendment No.3 to the independent director agreements with each of John Fletcher, David Ian Viccars and Donald Duane Pangburn (collectively, the “Independent Director Agreement Amendments No.3”). Effective as of January 1, 2025, the Independent Director Agreement Amendments No.3 increased each of Mr. Fletcher’s, Mr. Viccars’, and Mr. Pangburn’s annual equity compensation from 20,000 restricted ordinary shares to 40,000 restricted ordinary shares of the Company. The Company issued an aggregate of 120,000 restricted ordinary shares to the independent directors for their service performed in 2025 on January 5, 2026.

On December 17, 2024, the Board of Directors resolved to grant a restricted share award, consisting of an aggregate of 1,300,000 ordinary shares, to certain officers, directors, and employees of the Company in recognition of their performance and services rendered to the Company in 2024. These shares were subsequently issued by the Company on April 11, 2025. Additionally, on December 24, 2025, the Board of Directors resolved to grant a restricted share award in recognition of services rendered in 2025, pursuant to which the Company granted an aggregate of 1,480,000 ordinary shares to certain officers and employees on December 24, 2025. The Company issued an aggregate of 1,480,000 restricted ordinary shares to certain officers and employees for their service performed in 2025 on January 5, 2026.

We believe that the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees and we may determine to issue additional shares in the future.

On December 31, 2025, we entered into Amendment No.4 to the independent director agreements with each of John Fletcher, David Ian Viccars and Donald Duane Pangburn (collectively, the “Independent Director Agreement Amendments No.4”). Effective as of January 1, 2026, the Independent Director Agreement Amendments No.4 increased each of Mr. Fletcher’s, Mr. Viccars’, and Mr. Pangburn’s annual cash compensation to $65,000 per year and annual equity compensation to 50,000 restricted ordinary shares of the Company.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders who are 10% beneficial owners to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Notwithstanding the foregoing exemptions, pursuant to the Holding Foreign Insiders Accountable Act, which was enacted on December 18, 2025, and took effect on March 18, 2026, our directors and officers are now required to comply with Section 16(a) of the Exchange Act by filing with the SEC reports on Forms 3, 4, and 5 disclosing their beneficial ownership of, and transactions in, our equity securities. This reporting obligation does not extend to our 10% beneficial owners, who remain exempt from Section 16(a). In addition, our directors, officers, and 10% beneficial owners remain exempt from the short-swing profit recovery provisions of Section 16(b) and the short-sale prohibitions of Section 16(c) of the Exchange Act. As a result, individualized equity compensation and ownership information for our directors and officers will now be publicly reported on a current basis through Section 16(a) filings, which represents a change from the aggregate disclosure approach previously available to us on Form 20-F. We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Our initial public offering was completed on September 28, 2021. Accordingly, we expect to cease being an emerging growth company on December 31, 2026, which is the last day of our fiscal year following the fifth anniversary of our IPO. Upon ceasing to be an emerging growth company, we will no longer entitled to the exemptions provided in the JOBS Act discussed above.

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

As of the date of this report, 31,250,418 restricted ordinary shares are currently issued and outstanding, and 1,145,361 of our ordinary shares remain available for grant under the Plan.

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

Pursuant to the approval of its board of directors and the approval of its shareholders at the Company’s extraordinary general meeting held on Tuesday, January 31, 2023, at 11:00 a.m. (Hong Kong standard time), we effected a 1-for-40 consolidation of our ordinary shares. On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying the ordinary resolutions passed by the shareholders with the Registrar of Companies of the Cayman Islands. The share consolidation was effective upon passing of the ordinary resolutions on January 31, 2023. The Company’s ordinary shares began trading on the NASDAQ Capital Market on a post-consolidation basis when the market opened on February 10, 2023.

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

On May 24, 2022, we entered into a Sale and Purchase Agreement (the “Yeantec Agreement”) with Shenzhen Yeantec to acquire 100% of the equity interests in Beijing Wanjia from Shenzhen Yeantec. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On June 16, 2022, the Company issued 94,500 restricted ordinary shares to the sellers’ designated parties.

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

On June 22, 2022, we closed the acquisition of 100% equity interests in Beijing Wanjia from Shenzhen Yeantec. After careful consideration and review of the overall business performance, and our future growth strategy, we completed the separation with Beijing Wanjia on December 25, 2025.

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

On October 25, 2022, we entered into a securities purchase agreement (the “Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured convertible promissory note on October 25, 2022 in the original principal amount of $1,707,500.00 (the “Note”), convertible into ordinary shares, par value then being $0.12 per share, of the Company (the “ordinary shares”). The Note bore simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note would become due and payable on the maturity date (the “Maturity Date”), which was twelve months after the purchase price of the Note is delivered by Investor to the Company. The Company could pay all or any portion of the amount owed earlier than it was due; provided that in the event the Company elected to prepay all or any portion of the outstanding balance, the Company would pay to the Investor 120% of the portion of the outstanding balance the Company elected to prepay. Early payments of less than all principal, fees and interest outstanding would not, unless agreed to by Investor in writing, relieve the Company of the Company’s remaining obligations hereunder. Under the Agreement, while the Note was outstanding, the Company agreed to keep adequate public information available and maintain its ordinary shares listed on Nasdaq. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor would have the right to increase the balance of the Note by 10% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note). The Note and the Agreement triggered the participation rights of the Company’s private warrants holders (the “Holders”), pursuant to that Securities Purchase Agreement dated January 18, 2022 (the “PIPE Purchase Agreement”), in which the Company issued to the Holders ordinary shares, and ordinary shares purchase warrants. According to the PIPE Purchase Agreement, each Holder had the right to participate up to an amount equal to 35% of the Subsequent Financing (as defined in the PIPE Purchase Agreement) in the aggregate on the same terms, conditions and price provided for in the Subsequent Financing. The Company provided notice to the Holders regarding the Holders’ participation rights on October 24, 2022. None of the Holders elected to participate within the prescribed time frame. In addition, as a result of the Company entering into the Agreement and issuing the Note, the exercise price of the Company’s private warrants was being adjusted to $7.20 to purchase 1 share, which was the floor price of the Note, pursuant to the antidilution provisions of the private warrants. The Company sent notices to the private warrant holders regarding the adjustment of exercise price on October 26, 2022. On April 17, 2023, CVP delivered to the Company a conversion notice informing the Company that CVP had elected to convert a portion of the Note balance $1,238,400 at the conversion price of $7.20 into restricted ordinary shares of the Company. In connection with this conversion, the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023. On October 25, 2023, the Company paid $554,238 to CVP to fully settle the remaining Note balance.

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

On August 31, 2023, we entered into Amendment No.2 to the independent director agreements with each of John Fletcher, David Ian Viccars and Donald Duane Pangburn (collectively, the “Independent Director Agreement Amendments No.2”). Commencing on January 1, 2023, the Independent Director Agreement Amendments No.2 increased each of Mr. Fletcher’s, Mr. Viccars’, and Mr. Pangburn’s annual equity compensation from 250 restricted ordinary shares to 20,000 restricted ordinary shares of the Company. On March 6, 2024, we issued an aggregate number of 60,000 restricted ordinary shares to the three independent directors as annual equity compensation in connection with their 2023 services and another aggregate number of 60,000 restricted ordinary shares as annual equity compensation in connection with their 2024 services to be performed.

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

On January 17, 2024, we appointed Ms. Yuting (Catherine) Zuo as Chief Financial Officer of the Company. On the same date, Mr. Yuheng (Brian) Ma resigned from his position as Chief Financial Officer.

On March 25, 2021, we closed the acquisition of 51% of the equity interests in Handshake in Hong Kong as part of our strategy to enter the Information Security business. After careful consideration of future growth potential, current performance of the business sector and the global environment, we completed the separation with Handshake from Guardforce AI on February 6, 2024.

On May 15, 2024, we announced that we launched an AI-enabled robotic concierge solution through a strategic partnership in Thailand, expanding the Company’s AI and robotics offerings for service-oriented commercial applications.

On June 25, 2024, we announced that GF Cash (CIT) secured a five-year contract with the Bank of Thailand to operate Consolidated Cash Center in in Chiangmai.

On July 2, 2024, the Company entered into an At the Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC(the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, par value $0.12 per share (the “ordinary shares”), through the Sales Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933.

On July 17, 2024, we announced that our subsidiary, Beijing Wanjia, expanded service contracts with two major retail customers in Asia.

On August 15, 2024, we announced the expansion of our AIoT robot advertising services into the United States market, with initial deployments in New York. During the same period, we completed a proof-of-concept for a decentralized spatial computing solution utilizing robotic computing resources.

On September 30, 2024, Kee Yun Kwan resigned as our Chief Operating Officer of the Company.

On December 4, 2024, we announced progress in our collaboration with a third-party technology provider to enhance AI agent capabilities supporting applications in travel, retail and automated service environments.

On December 17, 2024, we entered into Amendment No.3 to the independent director agreements with each of John Fletcher, David Ian Viccars and Donald Duane Pangburn (collectively, the “Independent Director Agreement Amendments No.3”). Effective as of January 1, 2025, the Independent Director Agreement Amendments No.3 increased each of Mr. Fletcher’s, Mr. Viccars’, and Mr. Pangburn’s annual equity compensation from 20,000 restricted ordinary shares to 40,000 restricted ordinary shares of the Company. The Company issued an aggregate of 120,000 restricted ordinary shares to the independent directors for their service performed in 2025 on January 5, 2026.

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

On May 15, 2024, we closed the acquisition of 100% of the equity interests in InnoAI Technology (Shenzhen) Co., Ltd., an artificial intelligence technology company. The acquisition was completed as part of the Company’s strategy to strengthen its internal AI capabilities and support the development of AI-enabled solutions across its business segments.

On June 22, 2022, we closed the acquisition of 100% of the equity interests in Beijing Wanjia, an integrated security provider from Shenzhen Yeantec. On December 25, 2025, due to the Company’s ongoing portfolio optimization and AI strategic repositioning efforts, we entered into an equity transfer agreement to dispose of our entire equity interest in Beijing Wanjia.

Effective May 1, 2025, Mr. Lin Jia, the previous President of the Company, transitioned to a new role as Head of Research and Development at the Company.

During the fiscal year ended December 31, 2025, no warrants were exercised.

For the period from July 2, 2024 to the date of this report, the Company issued 12,885,935 ordinary shares pursuant to the 2024 ATM offering for gross proceeds of $18,013,448.

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

In 2024, we began developing AI agent solutions, starting with applications on providing personalized trip planning. To enhance the technology foundation, we established a dedicated R&D team in the technology foundation and partnered with Librum Technologies Inc. to develop AI agents for travel assistant solutions and retail optimization. In addition, our robotic travel recommendation agents (RoboTravel Agent) were deployed throughout Asia-Pacific, integrating robots at tourist locations to enhance visitor experiences during 2024. We expanded AIoT robot advertising to the U.S. with approximately 200 robots deployed in New York, and developed a decentralized spatial computing solution to be tested in the U.S. in August 2024. In April 2025, we launched beta AI agent solution, Deepvoyage Go (DVGO), which was updated to Beta 2.0 in November 2025, and officially open to the public in January 2026.

 Our businesses are categorized into three segments:

[i]	Secured Logistics Business;

[ii]	AI&Robotics Solutions Business; and

[iii]	Corporate and others.

Secured Logistics Business

We are a market leader with more than 43 years of experience in the secured logistics business in Thailand. Our services include cash-in-transit, dedicated vehicles to banks, ATM management, cash center operations, cash processing, and cheque center. Our customers include local commercial banks, chain retailers, coin manufacturing mints, and government authorities. Our four major customers are Government Savings Bank, Bank of Ayudhya, CP All Public Company and TTB Bank Public Company. As of the date of this report, we employed 1,604 staff within GF Cash (CIT) and had 441 vehicles.

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

Our revenues are substantially derived from GF Cash (CIT)’s secured logistic business and gross revenue for our secured logistic business years ended December 31, 2025, 2024 and 2023, was approximately $35.0 million, $32.4 million, and $31.9 million, respectively.

In recent years, the CIT market in Thailand has been filled with challenges and new opportunities. During the pandemic, the government and private sectors promoted the use of digital payment systems, accelerating a shift towards digital payments and online transactions. However, the level of adoption varies depending on geographical distribution, user age group and consumer behavior. We observed that the adoption of electronic cash in Metropolitan Bangkok and some major cities is significantly higher than other cities in “up-country” provinces. Meanwhile, the recovery of the tourism industry has accelerated retail business growth in Thailand, especially since the third quarter of 2023 and due to the visa-free policy between Thailand and China established in early 2024, which could lead to a significant rise in the use of physical cash.

In response to the market dynamics, we strategically shifted our operating focus to our well-established business coverage in the “up-country”, where we targeted customers with numerous physical cash transactions such as retail chain stores, restaurants, cafes, pubs, etc. As a result, our client mix shifted from being primarily bank-focused to a more diversified base with increased representation of retail chain customers among our top 10 clients.

Our Products and Services of Secured Logistics

As of the date of this report, most of our revenues are derived from Secure Logistics Solutions. This primarily includes: (i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center Operations (CCC); and (vii) Smart Cash Solution which was previously called Cash Deposit Management Solutions (GDM);

Our Secured Logistics business provides comprehensive cash management services for business. Our services include collecting cash from our customers’ main business operations, then delivering the collected cash to their cash processing centers for counting, checking and packing in bundles, after which the cash is transporting to the customers’ designated depository banks and depositing into the customers’ bank accounts. We enter into contracts with our customers to establish pricing and other terms of service. We charge customers based on activities (service performed) as well as based on the value of the consignment.

Secured Logistics Business Services

GF Cash (CIT) runs our Secured Logistics business which include CIT (Non-DV), CIT (DV), ATM Management, CPC, CCT, CCC and Smart Cash Solution. For the year ended December 31, 2025, GF Cash (CIT) These services represented 100% of the total revenues under Secured Logistic Business.

The charts below show the breakdown of our GF Cash (CIT) business by sector for the fiscal years ended December 31, 2025, 2024 and 2023. These business sectors are discussed below:

Revenue by Services under Secured Logistic Business (For the year ended December 31, 2025):

Revenue by Services (For the year ended December 31, 2025)
CCT 5.1%
CCC 1.8%
CPC 12.9%
CIT Non-DV 36.8%
ATM Management 19.6%
Smart cash solution 12.7%
CIT DV 11.1%
CIT Non-DV
CIT DV
Smart cash solution
ATM Management
CPC
CCT
CCC

Revenue by Services (For the year ended December 31, 2024):

Revenue by Services (For the year ended December 31, 2024)
CIT Non-DV 37.8%
CIT DV 11.2%
Smart cash solution 12.0%
ATM Management 20.7%
CPC 11.3%
CCT 5.4%
CCC 1.6%
Others 0.0%
CIT Non-DV
CIT DV
Smart cash solution
ATM Management
CPC
CCT
CCC
Others

Revenue by Services (For the year ended December 31, 2023):

Revenue by Services (For the year ended December 31, 2023)
CCC
2.3%
Others
0.0%
CCT
5.7%
CPC
10.2%
CIT Non-DV
37.2%
ATM Management
23.8%
Smart cash solution
8.8%
CIT DV
12.0%
CIT Non-DV
CIT DV
Smart cash solution
ATM Management
CPC
CCT
CCC
Others

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

For the years ended December 31, 2025, 2024 and 2023, CIT (Non-DV) revenues were approximately $12.9 million, $12.2 million and $11.9 million, respectively; representing 36.6%, 37.5% and 36.4% of total revenues, respectively.

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

For the years ended December 31, 2025, 2024 and 2023, CIT (DV) revenues were approximately $3.9 million, $3.6 million and $3.8 million, respectively; representing 11.0%, 11.2% and 11.7% of total revenues, respectively.

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

For the years ended December 31, 2025, 2024 and 2023, ATM Management revenues were approximately $6.9 million, $6.7 million and $7.6 million, respectively; representing 19.5%, 20.6% and 23.2% of total revenues, respectively.

Cash Processing (CPC)

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

For the years ended December 31, 2025, 2024 and 2023, CPC revenues were approximately $4.5 million, $3.7 million and $3.3 million, respectively; representing 12.8%, 11.2% and 10.0% of total revenues, respectively.

Cash Center Operations (CCT)

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

For the years ended December 31, 2025, 2024 and 2023, CCT revenues were approximately $1.8 million, $1.8 million and $1.8 million, respectively; representing 5.0%, 5.4% and 5.6% of total revenues, respectively.

Consolidate Cash Center (CCC)

Consolidate Cash Center (CCC) is a new business we commenced in 2021 to provide an outsourced cash center management service. We operate the cash center which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins on behalf of for Bank of Thailand (BOT). As of the date of this report, we operate four Consolidate Cash Centers in Khon Kean, Hadyai, Phitsanulok, Ubon Ratchathani and Chiang Mai.

For the years ended December 31, 2025, 2024 and 2023, CCC revenues were approximately $0.6 million, $0.5 million and $0.7 million, respectively; representing 1.8%, 1.6% and 2.2% of total revenues, respectively.

Smart Cash Solution (previously called “Cash Deposit Management Solutions (GDM))

Smart Cash Solution is the Company’s previous offering, Cash Deposit Management Solutions (GDM) in Thailand.

Smart Cash Solution was developed to support automated and secure cash management for financial institutions and retail clients. The solution integrates smart deposit infrastructure, secured logistics services, and digital reporting capabilities to improve accuracy, transparency, and efficiency across cash handling operations. The solution is typically delivered as part of our broader secured logistics and cash handling services and leverages our established operational network and long-standing client relationships.

For the years ended December 31, 2025, 2024 and 2023, Smart Cash Solutions revenue were approximately $4.4 million, $3.9 million, and 2.8 million respectively; representing 12.6%, 11.9% and 8.6% of total revenues, respectively.

 Our Fee Structure for the Secured Logistics

We have several fee models based on the secured logistics services provided. Our fees for dedicated vehicles service are based on the allocation of cost of manpower deployment, vehicle, and consumable items. Fees for fixed collections or on-call services are based on a pre-agreed amount per delivery, which varies by such factors as collection time, pick-up and delivery locations and the processing time. We usually charge one-time installation fee for our smart cash solution, and charge monthly fee for services, maintenance, and software management.

Our Fleet of Vehicles for the Secured Logistics

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

AI&Robotics Solutions Business

Our AI&Robotics Solutions Business was established as a part of our revenue diversification efforts. Currently, we offer Robotic solutions with AI integration, AI agent solutions that specialize in personalized trip planning and travel experience sharing, and Smart Retail Solution that are catered to improve retail clients’ operational efficiency.

Technology Infrastructure for AI&Robotics Solutions

The Guardforce AI Intelligent Cloud Platform (GFAI ICP) forms a foundation of our AI&Robotics Solution since its launch in 2021. In 2022, we partnered with Shenzhen Kewei to enhance GFAI ICP, upgrading it to GFAI ICP 2.0 and introducing advertising capabilities that supported the launch of the AIoT Robot Advertising business in Macau. This upgrade also included a mobile-app, enabling customers to directly manage and place advertisements through their phones. During the same year, we launched the Tech Service Platform (TS) and Robot Operation Management Platform (ROMP) to improve the management of robot functionalities and address operational issues.

In 2023, we expanded our operations in mainland China by acquiring the Cloud Technology Platform (CTP) from Shenzhen Kewei. Building on this momentum, in 2024, we launched GFAI ICP 3.0, integrating more large language models and an AI Agent system onto the platform. This version also incorporated CTP under the framework of GFAI ICP 3.0 by reorganizing the ICP function sections for enhanced efficiency and scalability.

In 2025, GFAI ICP 3.0 became the core infrastructure supporting the development and operation of our first AI agent solution, DeepVoyage Go (“DVGO”). During the year, we continued to enhance ICP’s AI Agent orchestration capabilities, LLM integration layer, data processing pipelines, and API services to support DVGO’s real-world deployment and iteration.

As of the date of this report, GFAI ICP provides platform capabilities including, but not limited to, robotic device management and operations support, AIoT advertising management and content delivery, integration with third-party AI services and large language models, API orchestration and system integration, data processing and analytics pipelines, and AI Agent workflow orchestration and monitoring.

AI Agent Solutions

Building on our robust robotic solutions, beginning in early 2024, we have been investing in sophisticated AI Agent solutions for vertical problems in travel industry, especially providing personalized trip planning and experience sharing. This strategic initiative represents a natural evolution of our technology stack, addressing the growing consumer demand for customized travel experience.

In April 2025, we launched the beta version of the AI Agent solution, DeepVoyage Go (DVGO) and made it publicly available to all in January 2026. This solution is designed to handle complex tasks, including understanding customer travel requests, identifying and verifying various travel spots (such as restaurants and scenic spots), delivering personalized trip recommendations, and quickly forming a well-crafted customized trip agenda that is adjustable to customer requests. Concurrently, we are developing DVGO as an AI-native platform that allows individual travel experiences and planning outputs to be structured, reused, and shared, thereby supporting a scalable ecosystem of content, data, and applications.

DVGO is built on an advanced AI Agent system built on GFAI ICP 3.0 and large language model (LLM). In order to ensure AI agents fulfill the evolving needs of travelers, we established a dedicated R&D team and a strategic partnership with Librum Technologies, Inc., a Boston-based company comprised of professors and researchers in the AI field since December 2024.

Robotics Solutions

We are currently offering robotic solutions for retail, tourism and event management.

In 2023, we collaborated with China International Travel Service Shenzhen Co., Ltd. (Nice Tour) to deploy robot store assistants, providing travel-related inquiries, recommendations, and advertising services, strengthening our presence in the tourism sector. In 2024, we prioritized leveraging robots as travel recommendation agents which was later named RoboTravel Agent (RTA) and deployed across the Asia-Pacific region. In addition to the roll-outs of RTA, we also expanded our AIoT Robot Advertising business into the U.S., with approximately 200 robots being deployed in New York, and completed the proof-of-concept for our decentralized spatial computing solution on our robots in late August.Also in 2024, we launched Wishnote, our robotic solution for event management, which offers onsite sign-in and digital wish showcase for mostly weddings, celebrations, and travel-related events. Building on its initial deployment, in 2025 we started to explore the integration of Wishnote and DVGO, while Wishnote offers onsite event experience and DVGO offers online travel itinerary planning for event guests in Thailand.

We will explore more integration of the online-offline model in 2026, with the goal of providing more value to our customers.

For the years ended December 31, 2025, 2024 and 2023, AI&Robotics Solution (exclude Smart Retail Solution) revenues were approximately $0.2 million, $0.2 million, and $0.8 million respectively; representing 0.6%, 0.6% and 2.3% of total revenues, respectively.

Smart Retail Solution

We introduced Smart Retail Solution to our existing clients in Thailand since 2024, in response to our retail-focused growth strategy in order to strengthen our presence and collaboration relationship with existing clients. Leveraging big data technology, we are implementing an intelligent management system that offers a comprehensive suite of consultant services including but not limited to store risk evaluation, customer traffic flow analysis, AI store audit, and anti-fraud prevention. We have set up testing sites with select major retail clients in Thailand and received positive feedback. In 2026, we’ll continue to expand the solution with more stores in Thailand.

For the years ended December 31, 2025, 2024 and 2023, Smart Retail Solution revenues were approximately $43,212, $nil, and $nil respectively; representing 0.1%, nil and nil of total revenues, respectively.

Our Fee Structure for the AI&Robotics Solutions Business

Our AI&Robotics Solutions Business has the following fee structures:

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

●

Solution Provider: We provide integrated solutions by combining and configuring the functionalities of different robots. In addition, we offer customized development solutions tailored to specific customer requirements. Revenue from robotics related contracts may include product sales, product leasing, functionality usage fees, and custom development fees. For our Smart Retail Solution, we typically charge a one-time installation fee, followed by recurring monthly fees for services, maintenance, and software management.

●	Subscription Services (DVGO): We offer subscription-based access to our AI travel planning solution, DVGO. Subscription plans provide users with access to AI-powered itinerary planning, personalized recommendations, and related AI services, and represent a recurring revenue stream aligned with our AI-centric strategy.

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

Since the acquisition, Handshake has faced challenges recruiting and retaining qualified talent, with costs higher than expected. Its projects remain primarily one-off and hourly billed, with no stable recurring revenue over the past few years, limiting synergies with our other businesses. In addition, potential U.S. technology sanctions may create uncertainty for its cybersecurity and PCI work in Hong Kong. Therefore, after taking various factors into consideration, including goodwill impairment, unsustainable revenue, and client synergy with other business sectors, combined with our strategic growth in AI and robotics, we have completed the separation with Handshake on February 6, 2024.

For the years ended December 31, 2025, 2024 and 2023, revenue and results of operations derived from Handshake were presented as discontinued operations. The divestiture with Handshake does not have any materially effects on the company’s liquidity, financial condition or results of operations (including net income or loss) through the separation date.

In June 2022, we acquired 100% of the equity interests in Beijing Wanjia Security System Limited (“Beijing Wanjia”), as part of our expansion into security service in Mainland China. Beijing Wanjia was primarily engaged in traditional security system services, including the installation, maintenance and operation of security and alarm systems for commercial and institutional customers.

Since the application of the acquisition, we have been actively expanding its client base. However, general security is a competitive field in China and it requires long-term effort to win new clients’ testing willingness. In the meanwhile, our corporate strategy has been heavily shifted to AI agents and implementation. Therefore, after evaluating the operational performance, capital requirements and long-term growth potential of Beijing Wanjia, the Company determined, the Company decided to divest Beijing Wanjia in order to streamline its business structure and reallocate management attention and resources toward its core AI and agent-based platforms. On December 25, 2025, we entered into an equity transfer agreement to dispose of our entire equity interest in Beijing Wanjia. The equity transfer was completed on January 9, 2026.

2026 Business Plan

In 2026, we aim to enhance our business as follows:

1.	Strengthen Foundation Business: continue to provide best-in-class solutions to maintain our leading position in Thailand, including secure contract renewals, accelerate in growing retail customers, and form an ecosystem of secure logistics

2.	AI Innovation & Development: continue to enhance AI agent development to extend AI solutions in various industries

3.	Strategic Expansion: continue to drive the growth of smart solutions by localizing the solutions in Thailand and strategically acquire AI related solutions to expand the Company’s AI portfolio.

Secured Logistics Business

Sales & Marketing

In our fiscal year 2026, we plan to undertake the following activities to promote our businesses:

●	To work closely with existing customers on renewing contracts, expand service to more branches throughout Thailand, and continue to expand retail customer base.

●	To explore upgrading the cash processing system to include AI related functions and capabilities.

●	Continue to work closely with Bank of Thailand on Consolidation Cash Centre operations.

Customers

Banking customers have historically comprised our primary customer base. Since 2008, Government Savings Bank, a state-owned Thai bank located in Bangkok has been our largest customer. For the year ended December 31, 2025, 2024 and 2023, revenue derived from this customer, was approximately $8.4 million, $7.6 million and $7.5 million, respectively; representing 23.9%, 23.2% and 23.1% of our total revenues, respectively.

Our next two largest customers include one commercial bank and one retail customer. For the same period, revenues from the next two largest customers combined were approximately $12.1 million, $10.6 million, and $10.3 million, respectively, representing 34.3%, 32.5% and 31.4% of our total revenues, respectively. Therefore, for the years ended December 31, 2025, 2024 and 2023, our top three customers combined accounted for approximately 58.2%, 55.7% and 54.5% of our total revenues, respectively. We have three customers that accounted for 10% or more of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively (See Note 24 “Concentrations” in our audited consolidated financial statements for details).

The revenues from banking customers have shown declining revenue trends, representing approximately 54.8%, 57.8% and 61.5% of our secured logistic revenue for the years ended December 31, 2025, 2024 and 2023, respectively. This decline primarily attributes to the reduction of ATM transactions since 2019, as the Thai Government, Bank of Thailand and local commercial banks started to promote electronic transactions and merge bank branches. Bank of Thailand and local commercial banks have also started to study the practicability of the White Label ATM project to further reduce the number of ATM machines in Thailand. We foresee ATM machines and ATM transactions will continue decreasing in the next three years.

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

Competition

Our principal business is secured logistics. The chart below references GF Cash (CIT) as “GFCTH” and names GF Cash (CIT)’s competitors showing relative market share in 2025.

THAILAND MARKET SHARE 2025

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

We believe that we have significant competitive advantages despite the fierce competition in the industry, including:

●	Full coverage in the entire country with 21 branches;

●	Flexible and reliable operations, and reputation for a high level of service and security;

●	Long term relationship with local commercial banks and big brand retail customers; and

●	43 years of experience among the staff/management team in the cash logistics solutions business in Thailand;

AI&Robotics Solutions Business

Sales & Marketing

During the 2026 fiscal year, we intend to continue prioritize enhancing our research and development efforts, upgrading and improving the GFAI ICP 3.0, leveraging open-source, maturing AI Agent system, and eventually expand our AI agent capability. The core tasks include completing our validation on both business model and AI agent capabilities in the DVGO project, which can be later used in other industries we are expanding to.

Customers

Our current customers for AI&Robotics Solution Business includes hotels, tourism sites, stores, event venues. Most of these clients are using our RTA and Wishnote services.

Our Smart Solutions are mainly designed for retail clients, one of the fast-growing client base in Thailand. Our Smart Cash Solutions have gained fast-growing trend since its launch. Currently, we are one of the leading Smart Cash Solution provider in Thailand. Since 2024, we added Smart Retail Solution and established testing sites among select major retail clients.

Our first AI Agent solution, DVGO, was launched in April 2025, and experienced multiple Beta phases. Our most recent update was released in January 2026, which is officially open to all. We also added a new section of tourism support in China inbound travel, which we expect to later become our regional operation success case that’s duplicatable for other regions. This is mainly consumer-based targeting product.

Competition

AI&Robotics solutions in the retail and event planning is increasingly crowded. Many competing offerings prioritize advanced hardware or full-service platforms, resulting in higher upfront and operating costs for venues. Under this scenarios, we believe that we remain competitive. We have built great client reputation and our price is reasonable while fulfilling the core requirements from the customers. We’ll continue to focus on serving our customers while expanding collaboration venues in Thailand.

For Smart Retail Solution, we mainly offer AI CCTV and Electronic Shelf Label for retail clients. The competition we are facing are mainly coming from machine manufacturer and other integrated providers. We have established great business relationship with machine supplier and have decade-long customer relations in Thailand. This has been, and will continue to be our main competitiveness in our future business expansion in Thailand.

AI agent solutions expected to intensify in 2026 as generative AI becomes more widely adopted. Many market participants monetize primarily through travel transactions (e.g., flights, hotels, and packaged inventory), while others provide general-purpose AI assistance without a productized mechanism for converting travel expertise into reusable assets.

Our competitive positioning is differentiated by a “travel experience productization” approach: DVGO is designed to help users and professionals transform travel knowledge and planning expertise into structured, reusable travel products—such as templates, curated lists, and modular itineraries—co-created with AI and distributed through sharing and community-driven discovery.

Rather than relying primarily on selling travel inventory, we intend to focus on recurring software-driven monetization (e.g., subscriptions and value-added AI tools) and on enabling an ecosystem where structured travel outputs become distribution and retention mechanisms. We believe this positioning allows us to compete on workflow depth, reusability, and network effects, rather than purely on price or inventory scale.

Growth Strategy

We believe that AI agent application and robotics services have great potential and growth opportunities in the next decade. Against the backdrop of these industry trends, we aim to enhance shareholder value by maintaining our leading position in the Thailand secured logistics services market as well as leveraging our competitive strengths to exploit new opportunities identified from the increasing AI solutions.

Our growth strategy includes securing current client base particularly retail and travel industry, while expanding our AI Solutions and Smart Solutions. We will continue to invest in R&D for AI agent solutions, and enhance GFAI ICP 3.0 as the foundation for our ongoing development. We will expand our leadership in Thailand’s retail sector by cross-selling our new Smart Retail Solution to our established long-term secured logistics client base. In expanding our AI solutions, we intend to pursue scalable business models that emphasize platform development and recurring revenue opportunities. We plan to continue enhancing AI agent capabilities and subscription-based service offerings to support user engagement, operational scalability, and long-term value creation.

We expect to use the net proceeds from our ATM financing in 2024 and 2025, which will continue into 2026, to fund our planned capital expenditures in 2025 and onwards to achieve the above itemized growth strategies.

As of December 31, 2025, our cash and cash equivalents and restricted cash totaled approximately $26.9 million. (See Note4 “Cash, Cash Equivalents and Restricted Cash” in our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 on page F-29 for details on our cash position.) To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to raise funds from the capital market and to access commercial banking credit facilities as the need arises.

There can be no assurance, however, that we will be able to accomplish any of the above listed strategic objectives or to acquire the necessary capital on terms acceptable to us, if at all. See “Risk Factors—Risks Relating to our Business—We might not have sufficient cash or be able to obtain necessary funding to fully execute our growth strategy.”

Organizational Structure

See “ITEM 4. INFORMATION ON THE COMPANY – A. History and Development of the Company – Corporate Structure” above for details of our current organizational structure.

Property, Plant and Equipment

Majority of our property, plant and equipment are located in Thailand managed under GF Cash (CIT). We do not own any properties, GF Cash (CIT) leases all of its existing operating facilities. GF Cash (CIT)’s main facility is in Laksi, Bangkok where it leases a 12,244 sqm (40,171 square feet) facility that serves as its head office with all supporting functions. The Laksi facility is the major operating site and covers all GF Cash (CIT) services within the Bangkok area. This facility is currently utilized at full capacity. The Laksi facility has operated for more than 20 years and is located near the Don Muang Airport. GF Cash (CIT)’s major operating equipment such as vehicles and machinery are operated out of this facility. The current lease is for 3 years and the monthly lease payment is THB2,625,000 (approximately $80,062).

GF Cash (CIT) has a total of 21 branches operated in Thailand under the Guardforce name as follows:

Main	Branches	No. of Vehicles Associated with Branch	Estimated Size of Branch (sqm)	Monthly Rental Charge (THB)
1	Bangkok (HO & Main Location)	188	1,836.00	2,625,000
2	Chiang Mai (BOT CCC)	22	753.75	150,000
3	Phitsanuloke (BOT CCC)	20	805.6	140,000
4	Nakorn Ratchasima (Korat)	16	838.64	96,800
5	Khon Kaen (BOT CCC)	23	8,496.00	140,000
6	Ubon Ratchathani (BOT CCC)	14	805,6	29,360
7	Chon Buri	24	204.36	81,053
8	Rayong	16	142.40	71,925
9	Phuket	17	258.96	71,500
10	Hadyai (BOT CCC)	19	6,200.00	140,000
11	Surat Thani	17	208.31	63,158

	Normal Branches
12	Chiang Rai	10	288.00	14,400
13	Nakornsawan	7	65.62	19,105
14	Udon Thani	11	136.40	33,158
15	Surin	5	289.56	60,930
16	Sakon Nakorn	4	67.34	7,368
17	Chachoengsao	8	115.52	35,000
18	Saraburi	6	114.38	50,000
19	Ayutthaya	3	120.00	27,000
20	Nakorn Si Thammarat	6	69.40	6,842
21	Samui	5	249.75	37,895

All of our branches provide ATM replenishment, ATM First line & Second line maintenance services, cash-in-transit services and cash sorting, counting and storage services. Our main branches perform cash center activities authorized by the Bank of Thailand (BOT), while normal branches do not. All branches (both main & normal) are under rental leases with annual renewals.

As of December 31, 2025, we managed a fleet of 441 vehicle in Thailand.

Vehicle Types	Number of Vehicles
Armoured Vehicle – Pickup	208
Armoured Vehicle – Van	161
Armoured Vehicle – Truck 6 Wheels (Hino 5-ton truck)	2
Maintenance soft skin vehicle – Pickup	38
Coin truck soft skin coin – Pickup	11
Security Patrol soft skin – Pickup	7
Admin vehicle	14
Total	441

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

GOVERNMENT REGULATION

Thailand Laws and Regulations Relating to Our Business in Thailand

Foreign Investment in Thailand

The laws and regulations in Thailand place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. The Thai Foreign Business Act B.E. 2542 (1999), or FBA, requires foreigners to obtain approval under the FBA in order to engage in all service businesses. A company registered in Thailand will be considered a foreigner under the FBA if foreigners hold 50% or more of the shares in the company. The Security Guard Business Act B.E. 2558 (2015), or SGBA, also requires that companies applying for approval to engage in the business of providing security guard services by providing licensed security guards to protect people or personal property must have more than half of its shares owned by shareholders of Thai nationality and must have more than half of its directors being of Thai nationality.

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

As certain GF Cash (CIT) employees are required to use firearms in the performance of their services to certain customers, GF Cash (CIT) is required to obtain licenses to possess firearms and ammunition and to comply with the Firearms, Ammunition, Explosives, Fireworks, and the Equivalent of Firearms Act B.E. 2490 which is controlled by the Prime Minister and the Minister of Interior in consultation with the Minister of Defense according to Section 6 of the Firearms, Ammunition, Explosives, Fireworks, and the Equivalent of Firearms Act B.E.2490.

Additionally, under the SGBA, GF Cash (CIT) is required to obtain a license to operate its security guard business.

The followings are all of the licenses that GF Cash (CIT) has obtained to operate its business in Thailand:

●	Security Business License of CIT (Security Industry Business Act 2015): Originally issued by the Metropolitan Police of Thailand on July 18, 2017. As of the date of this report, the license has been successfully renewed and is now valid from July 18, 2025, until July 17, 2029

●	Firearms Licenses: Issued by the Department of Provincial Administration, Ministry of Interior (“DOPA”). These licenses do not expire as long as GF Cash (CIT) remains the registered owner of the firearms. Currently, the company holds a total of 450 individual firearm licenses;

●	Bank of Thailand Appointments: GF Cash (CIT) is officially appointed by the Bank of Thailand (BOT) as a service provider for five (5) Consolidated Cash Centers located in Chiang Mai, Ubon Ratchathani, Phitsanulok, Hat Yai, and Khon Kaen. These appointments are obtained through competitive bidding organised by the BOT and valid for a period of five years, and are subject to ongoing regulatory oversight; and

●	Training Center Certificate: Issued by the Metropolitan Police of Thailand on May 11, 2018, subject to annual examination by the Metropolitan Police of Thailand. If any non-conformance is detected, the Metropolitan Police of Thailand may revoke this certificate.

Each GF Cash (CIT) security guard is also required to have an individual security personnel license according to the requirements of the SGBA, and each guard needs to be qualified according to the criteria specified in the SGBA. Also, under the requirements of SGBA, if a CIT company intends to conduct its own training, it must have a training center which has been certified and approved by the Metropolitan Police of Thailand. GF Cash (CIT) operates its own training department which includes one officially certified training center. Each guard must undergo specified training and arms testing to comply with these licensing requirements, both with respect to the initial issuance of the appropriate license and its renewal. Specified training programs cover basic security guard functions, which are required to be covered under the SGBA, and CIT in-house training concentrates on all CIT procedures, including, but not limited to, work and vehicle drills, customer service and operational defense drills. These ongoing trainings activities are required for the employment of GF Cash (CIT)’s security guards only.

In order to use firearms on duty, GF Cash (CIT) must have a firearms license. Under this license, GF Cash (CIT) must arrange for the training of CIT security guards by authorized organizations under the Metropolitan Police of Thailand. The firearms license is issued by the DOPA. Additionally, all purchases of firearms and ammunition are subject to licenses issued by the DOPA. CIT security guards must undergo refresher training, annually, through which they will be tested for, among other things, firing live rounds, and the theory of using force and firearms. If the CIT security guard passes the annual training, the guard is allowed to continue his armed guard duties. If guards do not pass the annual training, they will be reassigned to an unarmed CIT crew grading. For CIT security guards, GF Cash (CIT) provides refresher training on, among other things, operating procedures, attack on pavement and vehicle drills, customer services, ATM and Smart Cash Solution. In case of new operations, GF Cash (CIT)’s training department and operation department will organize training for the CIT security guards required to be familiar with all the procedures and requirements, especially under the SGBA.

 Provision for Employment Benefit

The Company has two defined benefit plans based under the requirements of the Thailand Labor Protection Act 1998 (Revised 2025) to provide retirement benefits to employees based on pensionable remuneration and length of service, which are considered as unfunded. There is no established plan assets set up and the Company will pay benefits as and if needed.

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

PRC Laws and Regulations Relating to Our Business in China

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Foreign Investment Law and its implementing rules, which became effective on January 1, 2020, together with the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the Negative List, which was latest amended and promulgated by the MOFCOM, and the National Development and Reform Commission (the “NDRC”), in September 2024 and came into effect in November 2024. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from receiving foreign investment. The Negative List covers 11 industries, and any field not falling under the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

The PRC Cybersecurity Law was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and further amended on October, 2025, which came into effect in January 2026. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On January 26, 2017, the State Administration of Foreign Exchange promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to this Circular, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment. The Notice for Further Advancing the Facilitation of Cross-border Trade and Investment promulgated by the SAFE on October 23, 2019 and amended on December 4, 2023, which, among other things, allows all foreign investment enterprises to use Renminbi converted from foreign currency denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. According to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10,2020, by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not obtained registration as required before the implementation of the Circular 37 must register their ownership interests or control in the special purpose vehicles with local branch of the SAFE. An amendment to the registration is required through a qualified bank if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by PRC Foreign Investment Law and PRC Company Law. Under these laws, the organizational form, institutional structure, and profit distribution of foreign-invested enterprises are subject to the uniform rules of the PRC Company Law, under which a PRC company may distribute dividends only out of its accumulated profits, determined in accordance with PRC accounting standards, and must first offset any accumulated losses from prior fiscal years. In addition, a company is required to allocate at least 10% of its after-tax profits to the statutory surplus reserve fund until the reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

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

M&A Rules and Regulations on Overseas Listings and Acquisition of the Domestic Related Companies

On August 8, 2006, six PRC regulatory agencies, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were later amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, shall be subject to the filing procedures under the Trial Measures. Furthermore, Merger and acquisition of a domestic company with a related party relationship by a domestic company, enterprise or natural person in the name of an overseas company legitimately incorporated or controlled by the domestic company, enterprise or natural person shall be subject to certain procedures and requirements.

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

Furthermore, on December 25, 2024, the National People’s Congress of the PRC promulgated the Value Added Tax Law of the PRC, or the VAT Law, which has come into effect on January 1, 2026, together with its implementing provisions. The VAT Law had consolidate China’s current VAT regulations into one overarching piece of legislation.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

A. Operating Results

Introduction

The following discussion, which presents the results of Guardforce AI Co., Limited and its consolidated subsidiaries, should be read in conjunction with the accompanying consolidated financial statements and notes thereto for the years ended December 31, 2025 2024 and 2023, along with the risk factors discussed in Part I, Item 3D, “Risk Factors,” and the cautionary statement regarding forward-looking information.

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

On April 1, 2025, we announced the beta launch of DeepVoyage Go (“DVGO”), an AI-powered travel planning tool powered by specialized AI agents, in the United States.

On April 11, 2025, we issued an aggregate number of 1,306,500 restricted ordinary shares under our Amendment No.1 to Guardforce AI Co., Limited 2022 Equity Incentive Plan to the officers and other employees for their service performed in 2024.

On June 23, 2025, our subsidiary GF Cash (CIT) secured a three-year contract renewal with Government Savings Bank of Thailand, effective from June 1, 2025 through May 31, 2028.

On July 25, 2025, we announced that our Thailand subsidiary hosted a rebranding and technology showcase event in Bangkok, during which it formally introduced the implementation of Smart Solutions and AI Applications in Thailand.

On November 5, 2025, we announced the launch of DVGO Beta 2.0, representing an enhanced version of our AI travel planning agent.

On November 13, 2025, we announced the acceleration of AI agent commercialization through the integration of AI agents (DVGO) with robotic solutions (Wishnote) in Thailand.

On December 12, 2025, Guardforce AI Co., Limited received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq rules for continued listing on the Nasdaq, based on the closing bid price of the Company’s ordinary shares for 30 consecutive business days from October 30, 2025, to December 11, 2025 was under $1.00 per share and the Company was provided 180 calendar days, or until June 10, 2026, to regain compliance.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Company’s ordinary shares did not regained compliance with the minimum $1 bid price per share requirement based on the closing bid price of the Company’s ordinary shares for any consecutive period of 30 business days from October 30, 2025, to December 11, 2025.

On February 20, 2026, we announced that the Board of Directors approved a Share Repurchase Program with authorization to purchase up to $5 million of the Company’s outstanding ordinary shares, effective immediately and remaining in effect for up to one year from such date, to utilize disciplined capital allocation to help enhance long-term value. As of the date of this report, we have not repurchased any shares.

On February 9, 2026, we entered into a non-binding Letter of Intent (“LOI”) to acquire 100% of the issued and outstanding share capital of MGAI Limited (“MGAI”), a pioneer in AI-driven solutions for speech therapy, developmental management, and rehabilitation services. On February 26, 2026, pursuant to the LOI, we and Robot Service Hong Kong entered into a Sale and Purchase Agreement with All AI Co., Limited to acquire 10,000 ordinary shares representing all of the issued and outstanding share capital of MGAI (the “Sale Shares”). This acquisition includes MGAI’s 61.8489% equity interest in Shenzhen Muyan Education Technology Consulting Co., Ltd. The total consideration payable for the Sale Shares consists of: (i) US$300,000 in cash, payable in full by Robot Service Hong Kong at the closing of the transaction; and (ii) 5,000,000 restricted ordinary shares of the Company (the “Consideration Shares”), to be allotted and issued to All AI Co., Limited in uncertified, book-entry form at the closing of the transaction. The Consideration Shares shall vest and become eligible for resale according to a performance-based vesting schedule, contingent upon the achievement by Shenzhen Muyan Education Technology Consulting Co., Ltd. of certain annual revenue targets.

Overview

Guardforce AI is an AI-driven technology company with over 43 years of growth and leadership experience in the secured logistics and retail sectors in Thailand and across the Asia-Pacific region. With a mission to demonstrate how unique agentic AI platform, paired with proprietary robotics and AI hardware and software tools, can drive innovation and facilitate growth in a wide array of major industrial applications, we deliver next-generation smart solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI, with a solid foundation of our proprietary Intelligent Cloud Platform (ICP).

Business Metrics

To provide our investors with a more insightful and actionable understanding of our evolving business, we are introducing a new set of Business Metrics effective at the end of 2025. These metrics are fundamentally connected to how our customers utilize our products and services, offering a granular view of revenue generation aligned with our strategic priorities and the distinct value propositions of our solutions. This framework complements our statutory operating segments by providing a management-centric perspective on our performance. We believe these newly adopted metrics will enable investors to more effectively evaluate our progress against our strategic ambitions, provide enhanced transparency into performance trends, and accurately reflect the continued evolution of our service offerings.

Our diverse revenue streams are now categorized into two primary business metrics, which we believe better represent our current business solutions and future growth vectors:

1. Legacy Secured Logistics: This metric encompasses revenues derived from our established, traditional security and cash management operations. These services form the bedrock of our operational capabilities and continue to generate significant, stable revenue.

2. AI, Robotics-as-a-Service (RaaS) & Smart Solutions: This metric captures revenues from our advanced technology-driven offerings, representing our strategic pivot towards innovation and higher-growth segments. These solutions leverage artificial intelligence and robotics to deliver enhanced efficiency and value to our clients.

Composition of Business Metrics

As part of establishing this new business metrics framework, we have strategically categorized our Smart Cash Solution within the AI, RaaS & Smart Solutions Services metric, effective at the end of 2025. While the Smart Cash Solution (previously offered as Cash Deposit Management Solutions (GDM) in Thailand) has been a part of our offerings, its placement within the AI, RaaS & Smart Solutions Services metric reflects its advanced technological nature and strategic importance within our broader technology-driven portfolio. This initial categorization aligns with how we will manage and monitor this distinct business line going forward.

The Legacy Secured Logistics business metric includes revenues from (i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center Operations (CCC); and (vii) Others.

AI, Robotics-as-a-Service (RaaS)&Smart Solution metrics include revenues from (i) AI&RaaS Solutions, AI&RaaS Solutions include revenues from our AI&Robotics Solutions exclude Smart Retail Solutions (ii) Smart Solutions. Smart Solutions include Smart Cash Solution and Smart Retail Solution. Smart Cash Solution is the Company’s previous offering, Cash Deposit Management Solutions (GDM) in Thailand.

	For the years ended December 31,
	2025	2024	2023
Business Metrics
Legacy Secured Logistics	$30,508,822	$28,536,725	$29,097,842
AI, RaaS & Smart Solution	4,723,879	4,098,466	3,551,992
	$35,232,701	$32,635,191	$32,649,834

For the year ended December 31, 2025, our revenue from continuing operations was $35,232,701, an increase of $2,597,510, or 8.0%, compared to $32,635,191 for the year ended December 31, 2024.

●	Legacy Secured logistics revenue increased by $1,972,097, or 6.9%, compared to 2024. The increase was primarily driven by growth in Thailand, mainly attributable to our retail-focused service lines.

●	AI, RaaS&Smart Solution revenue was $4,723,879, representing an increase of $625,413, or 15.3%, compared to $4,098,466 for the year ended December 31, 2024. The increase was primarily contributed by Smart Cash Solution, which increased by $541,628, or 13.9%, from $3,899,564 to $4,441,192 compared with 2024. The growth was driven by strong demand from our retail customers.

The business metrics are disclosed in the MD&A or the Note 2.23 in our consolidated financial statements. Financial metrics are calculated based on financial results prepared in accordance with International Financial Reporting Standards (IFRS), and growth comparisons relate to the corresponding period of last fiscal year.

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

Our Employees

As of December 31, 2025, we have 1,657 employees across GF Cash (CIT) and Guardforce, with 1,547 employees in our operations teams and majority of the employees are managed throughout 21 branches in Thailand. We rely heavily on our employees to provide quality service. Majority of our employees are managed under GF Cash (CIT), our Cash-in-transit services are rendered mainly through our operation team based in 21 different branches to customers in Thailand. We intend to increase our customer satisfaction by retaining our employees and training them on a regular basis. We also depend to a large extent on our employees to maintain a consistent standard of service and brand image. As we are operating in a labor-intensive industry, changes in labor costs will significantly affect our results of operations. We typically maintain good relationships with our employees and are able to control labor costs through maintaining a low employee turnover ratio and negotiating reasonable annual salary increments with our employees. Employee dissatisfaction and increases in our labor costs could negatively affect our results of operations and gross profit margins to the extent that we are unable to retain customers and pass added labor costs on to customers. The GF Cash (CIT) workforce is unionized. Management representatives conduct monthly meetings with union representatives to keep close communication and maintain a good relationship between the parties. Also, an officer of the GF Cash (CIT) Department of Labor Protection and Welfare of the Thailand government participates in union meetings along with management to ensure proper communications are in place among the parties. Internal legal counsel and our Human Resources manager together ensure that all employee benefits are provided as required and that Thai labor laws and regulations are fully complied.

Competition

The CIT industry is competitive. We compete with a number of national, regional, and local providers of cash security services. We compete principally on the basis of brand image, service quality, price and size, and coverage of service network. We may need to reduce our prices, enhance our service and marketing activities in order to remain competitive. In the AI&Robotics sector, the majority of our competitors are Chinese and Japanese robotics manufacturers. At present, there is no clear market leader in the robotics section. With the increasing popularity of Generative AI and AI Agents, there will be increasing competitions rushing into this sector. However, our strength is still strong: we compete by our existing customer base, our established cloud capability and ongoing AI integration upgrade capabilities, as well as our partnerships in various industries.

Business Segment Information

We operate in three business segments.

Our business segments are reported based on the following criteria,

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

We report financial and operating information in the following three business segments:

(i)	Secured Logistics Business;

(ii)	AI&Robotics Solution Business; and

(iii)	Corporate and others.

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

Revenues are fairly predictable because most of our secured logistic service revenues are derived from GF Cash (CIT) that we usually sign three-year contracts that generally include recurring one-year renewal clauses with our customers. During the years ended December 31, 2025, 2024 and 2023, recurring revenues for GF Cash (CIT), our main operating subsidiary, have been approximately 97.7%, 98.4% and 97.7%, respectively, of our total revenues. Our primary customers are banks within our secured logistic business segment, which comprise approximately 54.8%, 57.8% and 61.5% of our secured logistic revenue for the year ended December 31, 2025, 2024 and 2023, respectively. We have grown consistently over the past several years due to our ability to attract and retain customers by providing quality services while operating as efficiently as possible.

The AI & Robotics Solutions business segment was established as part of our revenue diversification strategy. The majority of our research and development efforts and investments are concentrated in this segment. Currently, the Company provides robotic solutions integrated with AI capabilities, AI agent solutions focused on personalized trip planning and travel experience sharing, and Smart Retail Solution designed to enhance operational efficiency for retail clients.

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

	For the years ended December 31,
	2025		2024 (Restated)		2023 (Restated)
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Continuing operations:
Revenue	35,232,701	100.0%	32,635,191	100.0%	32,649,834	100.0%
Cost of sales	(29,947,033)	(85.0)%	(27,719,050)	(84.9)%	(28,513,107)	(87.3)%
Gross profit	5,285,668	15.0%	4,916,141	15.1%	4,136,727	12.7%
Provision for expected credit loss on trade receivables and other receivables	(16,995)	(0.0)%	(210,437)	(0.6)%	(96,877)	(0.3)%
Allowance for expected credit losses on a related party receivable	-	-%	-	-%	(5,637,527)	(17.3)%
Impairment loss on goodwill	-	-%	(30,575)	(0.1)%	(2,267,583)	(6.9)%
Impairment loss on intangible assets	-	-%	(188,797)	(0.6)%	(3,713,551)	(11.4)%
Provision for withholding taxes receivable	(149,838)	(0.4)%	(4,339)	(0.0)%	(683,344)	(2.1)%
Provision for obsolete inventory	-	-%	-	-%	(3,797,552)	(11.6)%
Impairment loss on fixed assets	-	-%	-	-%	(3,682,789)	(11.3)%
Stock-based compensation expenses	(1,350,800)	(3.8)%	(1,849,356)	(5.7)%	(1,101,800)	(3.4)%
Research and Development expenses	(837,719)	(2.4)%	(388,888)	(1.2)%	-	-%
Selling, general and administrative expenses	(8,807,640)	(25.1)%	(8,950,790)	(27.5)%	(11,553,779)	(35.4)%
Operating loss	(5,877,324)	(16.7)%	(6,707,041)	(20.6)%	(28,398,075)	(87.0)%
Other income, net	133,253	0.4%	353,822	1.1%	437,608	1.3%
Foreign exchange (losses)/gains, net	(19,825)	(0.1)%	5,760	0.0%	305,026	0.9%
Finance income/(costs), net	471,374	1.4%	338,887	1.1%	(652,517)	(1.9)%
Loss before income tax from continuing operations	(5,292,522)	(15.0)%	(6,008,572)	(18.4)%	(28,307,958)	(86.7)%
Provision for income tax benefit/(expense)	6,394	0.0%	125,925	0.4%	(434,320)	(1.3)%
Net loss for the year from continuing operations	(5,286,128)	(15.0)%	(5,882,647)	(18.0)%	(28,742,278)	(88.0)%

Discontinued operations:
Net profit/(loss) for the year from discontinued operations	(1,356,923)		37,947		(847,104)
Net loss for the year	(6,643,051)		(5,844,700)		(29,589,382)
Net loss attributable to:
Equity holders of the Company	(6,657,185)		(5,864,165)		(29,571,661)
Non-controlling interests	14,134		19,465		(17,721)
	(6,643,051)		(5,844,700)		(29,589,382)

Comparison of Years Ended December 31, 2025 and 2024

Revenue.

For the year ended December 31, 2025, our revenue from continuing operations was $35,232,701, an increase of $2,597,510, or 8.0%, compared to $32,635,191 for the year ended December 31, 2024.

This increase was mainly driven by the following factors:

(i)	During the year ended December 31, 2025, revenue from our Secured Logistics business increased by $2,513,725, or 7.7%, compared to the year ended December 31, 2024. The increase was primarily driven by growth in Thailand, mainly attributable to our retail-focused service lines. Revenue from our Cash Processing Center (CPC) services increased by $838,896, or 22.9%, compared to the year ended December 31, 2024, reflecting strong demand from retail customers. Revenue from Cash-In-Transit (Non-DV) (CIT Non-DV) services increased by $636,240, or 5.2%, compared to the year ended December 31, 2024. Smart Cash Solution (previously offered as Cash Deposit Management Solutions (GDM)) revenue increased by $541,628, or 13.9% compared to December 31, 2024. The growth was driven by strong demand from our retail customers. The increase in CIT revenue was largely attributable to favorable foreign currency translation, as the average THB to USD exchange rate appreciated by approximately 7.4%, from 0.0284 for the year ended December 31, 2024 to 0.0305 for the year ended December 31, 2025. In local currency terms, CIT Non-DV revenue decreased slightly by THB8.3 million, or 1.9%, compared to the corresponding period in 2024. This decrease was attributable to lower volumes in traditional Cash-in-Transit (CIT) servicing business with banking customers, and was largely offset by the growth retail revenue from various service lines. This reflects the structural shifts in our customers’ cash usage patterns, reduced physical bank and increasing retail branch presence.

(ii)

For the year ended December 31, 2025, our revenue for AI&Robotics Solution Business was $282,687, representing an increase of $83,785, or 42.1%, compared to $198,902 for the year ended December 31, 2024. The increase was primarily attributable to the initial commercial success of our diversification strategy in the AI&Robotics sector. We will explore more integration of the online-offline model in 2026, with the goal of providing more value to our customers.

Cost of sales and gross profit.

Cost of sales:

Cost of sales consists primarily of internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2025, our cost of sales was $29,947,033, which represents an increase of $2,227,983, or 8.0%, compared to $27,719,050 for the year ended December 31, 2024. Cost of sales as a percentage of our revenues increased from 84.9% for the year ended December 31, 2024, to 85.0% for the year ended December 31, 2025. The increase in costs is mainly attributable to the foreign currency translation, as the average THB to USD exchange rate appreciated by approximately 7.4%. In local terms, cost of sales only increased slightly by 0.7%. The modest increase mainly reflects higher labor costs and related employee benefits driven by inflation, partially offset by the Company’s ongoing cost management initiatives. We will continue to implement cost control and efficiency measures to manage direct labor and overhead costs.

Gross profit:

As a percentage of revenue, our gross profit grew by $369,527 or 7.5% from $4,916,141 in 2024 to $5,285,668 in 2025. The growth in gross profit is primarily attributable to higher revenue in the current year, while the gross profit margin remained stable. Our profit margin in the year ended December 31, 2025 was 15.0% compared to $15.1% for the year ended December 31, 2024.

Provision for expected credit losses on trade receivables and other receivables.

During the year ended December 31, 2025 and 2024, we made provision for expected credit losses on trade receivables and other receivables amounting to $16,995, and $210,437, respectively. As of December 31, 2025, we estimated the potential credit losses through a comprehensive assessment of credit risk, probability of default and scenario analysis and recorded a provision to reflect the true value of our receivables on the financial statements.

Impairment loss on goodwill.

The Company recorded impairment losses on goodwill of $384,639, which has been reclassified to the net loss from discontinued operations for the year ended December 31, 2025. The Company recorded impairment losses on goodwill of $30,575 for the years ended December 31, 2024. During the year ended December 31, 2024, we recognized full impairment loss on InnoAI Technology (Shenzhen) Co., Ltd. in an amount of $30,575 since InnoAI operates principally as a R&D center with no expectation of achieving profitability in the near term.

Impairment loss on intangible assets.

The Company recognized impairment loss on the cash management related intangible assets of $603,677, which has been reclassified to the net loss from discontinued operations for the year during the year ended December 31, 2025. The Company recognized impairment loss on the cash management related intangible assets of $188,797 during the year ended December 31, 2024. The impairment recognized in 2024 was recorded relating to a cash management system that failed to meet testing requirements during the year, preventing the supplier from deploying the system.

Provision for withholding taxes receivable.

During the years ended December 31, 2025, and 2024, we recorded provisions for our withholding taxes receivable of $149,838 and $4,339, respectively. At the end of each reporting period, the Company evaluates the collectability of the withholding taxes receivable balance to write-off any difference between the receivable recorded and the amount of refund actually received from the Thai Revenue Department and to estimate and record the provision for withholding taxes receivable based on the amount historically refunded.

Stock-based compensation expense.

Our employees are invaluable assets, and we recognize the importance of fostering a sense of ownership and loyalty among our workforce. Our management aims to enhance employee retention and motivation by issuing our restricted shares as a reward for their service.

On December 24, 2025, we granted a total of 1,480,000 restricted ordinary shares to certain officers and employees based on their performance in 2025 under our Company’s 2022 Equity Incentive Plan. The Board of Directors approved the total number of restricted shares on December 24, 2025. The stock-based compensation expense related to the shares issued to our officers and certain employees was $1,050,800.

Research & Development expenses.

For the year ended December 31, 2025, our research & development expenses were $837,719, an increase of $448,831 or 115.4%, compared to $388,888 for the year ended December 31, 2024. The increase is primarily driven by our investments in R&D and the continuous platform enhancements for our AI&Robotics Solutions.

Selling, general and administrative expenses.

The Company’s total selling, general and administrative expenses (SG&A expenses) are comprised primarily of selling expenses and administrative expenses.

●	Selling and general expenses are comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibitions, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utility expenses and transportation charges.

●	Administrative expenses are comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements and motor vehicles and rental expenses of our offices in different countries.

For the year ended December 31, 2025, our total selling, general, and administrative expenses were $8,807,640, which showed a decrease of $143,150, or 1.6%, compared to $8,950,790 for the year ended December 31, 2024. Our top three SG&A expenses for the year ended December 31, 2025, were (1) staff expense of $5,294,987, representing 60.1% of our total SG&A expenses; (2) professional fees of $1,074,759, representing 12.2% of our total SG&A expenses; and (3) depreciation and amortization expense of $790,368, representing 9.0% of our total SG&A expenses.

The decrease in SG&A expenses was mainly driven by the decrease in staff expense and travelling and entertainment expense which resulting from the following reasons:

(1)	Our staff expense decreased by $593,744 in 2025, or 10.1%, compared to $5,888,731 for the year ended December 31, 2024. This was mainly due to the reduction in senior management positions and headcount at the Cayman company

(2)	Our travelling and entertainment expense decreased by $111,922 in 2025, or 39.6%, compared to $282,908 for the year ended December 31, 2024. The decrease was mainly due to our cost successful implementation of cost reduction strategies, including streamlining processes and optimizing resource allocation.

Other income, net.

Other income, net are comprised mainly of miscellaneous income and gain/(loss) from disposal of fixed assets. For the year ended December 31, 2025, other income, net was $133,253, a decrease of $220,569, or 62.3%, as compared to $353,822 for the year ended December 31, 2024. Other income in fiscal year 2025 mainly derived from an insurance refund resulting from the favorable credit record of our Thailand subsidiary.

Finance income, net.

Finance income, net are comprised of short-term fixed deposits with banks offset with finance charges for leases, interest expense on interest-bearing bank borrowings, third party borrowings and related party borrowings utilized for working capital purposes.

For the year ended December 31, 2025, finance income, net was $471,374, as compared to $338,887 for the year ended December 31, 2024. The overall increase is primarily due to higher interest income from short-term fixed deposits with banks as a result of the increased cash balance and offset by the reduced interest expense from convertible note, interest-bearing bank borrowings, third party borrowings and related party borrowings.

Provision for income tax benefit.

For the year ended December 31, 2025, our income tax benefit was $6,394, which represents a decrease of $119,531, or 94.9%, as compared to income tax benefit of $125,925 for the year ended December 31, 2024. During the year ended December 31, 2025, we recognized an income tax expense related to the temporary difference on our deferred tax assets arising from our secured logistics business.

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

Net loss from continuing operations

For the year ended December 31, 2025, our net loss from continuing operations was $5,286,128, a significant improvement in net loss of $596,519, or 10.1%, as compared to a net loss from continuing operations of $5,882,647, for the year ended December 31, 2024. This was mainly due to no provisions or impairments made on fixed assets or inventory during the fiscal year 2025 as comparing to 2024.

Although we still incurred net loss for the year ended December 31, 2025, the deficit has narrowed compared to the year ended December 31, 2024, and we expect to see a positive trend in our future results.

Net (loss)/profit from discontinued operations

In June 2022, we acquired 100% of the equity interests in Beijing Wanjia Security System Limited (“Beijing Wanjia”), as part of our expansion into security service in Mainland China. Beijing Wanjia was primarily engaged in traditional security system services, including the installation, maintenance and operation of security and alarm systems for commercial and institutional customers. However, general security is a competitive field in China and it requires long-term effort to win new clients’ testing willingness. In the meanwhile, our corporate strategy has been shifted to AI agents and implementation. Therefore, after evaluating the operational performance, capital requirements and long-term growth potential of Beijing Wanjia, we decided to divest Beijing Wanjia in order to streamline its business structure and reallocate management attention and resources toward its core AI and agent-based platforms. On December 25, 2025, we entered into an equity transfer agreement to dispose of our entire equity interest in Beijing Wanjia. The equity transfer was completed on January 9, 2026.

For the years ended December 31, 2025, and 2024, revenue derived from our discontinued operations was $2,408,160 (6.8%) and $3,808,452 (11.7%) of our total revenue, respectively. The net (loss)/profit for the years 2025 and 2024 was $(1,356,923) and $37,947, respectively.

Net profit attributable to non-controlling Interests

For the years ended December 31, 2025 and 2024, net profit attributable to non-controlling interests were $14,134 and $19,465 respectively.

Net loss attributable to equity holders of the Company

For the years ended December 31, 2025 and 2024, our net loss attributable to equity holders of the Company were $6,657,185 and $5,864,165, respectively.

Comparison of Years Ended December 31, 2024* and 2023*

*On December 25, 2025, we entered into an equity transfer agreement to decouple with Beijing Wanjia Security System Limited (“Beijing Wanjia”) and the equity transfer was completed on January 9, 2026. As a result of this strategic decision, the operations of the Beijing Wanjia have been classified as discontinued operations in our consolidated statements of profit or loss, and the related assets and liabilities are presented as held for sale on our consolidated statements of financial position. In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, we have retrospectively restated our consolidated statements of profit or loss for the years ended December 31, 2024, and 2023, to present the results of the discontinued operations separately from continuing operations. This restatement requirement under IFRS 5 ensures comparability of our continuing business performance across all periods presented. Consequently, the discussions within this Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2024 and 2023 reflect these restated figures, focusing on the performance of our continuing operations. Further details regarding the discontinued operations are provided in Note 25 to our consolidated financial statements.

Revenue.

For the year ended December 31, 2024, our revenue was $32,635,191, a decrease of $14,643, or 0.0%, compared to $32,649,834 for the year ended December 31, 2023.

This increase was mainly driven by the following factors:

(i)	During the year ended December 31, 2024, the revenue from our Secured Logistics business increased by $543,739, or 1.7%, compared to 2023. The revenue growth in Thailand was mainly contributed by our retail-focused service lines including Smart Cash Solution (previously offered as Cash Deposit Management Solutions (GDM)) and Cash-In-Transit (Non-DV) (CIT Non-DV), which increased by $1,104,856, or 39.5% and $351,352, or 3.0%, respectively, compared to 2023.The growth was driven by strong demand from our retail customers. Although the revenue from our ATM business with banking customers decreased by $868,820, or 11.5%, due to reduced cash usage, our strategic focus remains on leveraging opportunities in the retail sector and enhancing our cash management services to drive long-term growth.

(ii)	For the year ended December 31, 2024, our revenue for AI&Robotics Solution business was $198,902, representing a decline of $558,382, or 73.7%, compared to $757,284 for the year ended December 31, 2023. As the pandemic subsided, the demand for robots focused on temperature reading and social distancing decreased. We will evolve our robots with changing consumer preferences to provide more advanced AI solutions by investing in the R&D projects.

Cost of sales and gross profit.

Cost of sales:

Cost of sales consists primarily of internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2024, our cost of sales was $27,719,050, which represents a decrease of $794,057, or 2.8%, compared to $28,513,107 for the year ended December 31, 2023. Cost of sales as a percentage of our revenues decreased from 87.3% for the year ended December 31, 2023, to 84.9% for the year ended December 31, 2024. The improved cost of sales ratio was mainly due to the Company wide cost management initiative and the effective manpower streamline project which significantly reduced our direct labor cost. Despite fuel price, labor cost and other overhead costs continue to rise due to inflation, we continue our effective cost controls and savings measures to control our direct labor and overhead cost.

Gross profit:

As a percentage of revenue, our gross profit grew by $779,414 or 18.8% from $4,136,727 in 2023 to $4,916,141 in 2024. The growth in gross profit is primarily due to the cost control and we have a higher profit margin from our Smart Cash Solution (previously offered as Cash Deposit Management Solutions (GDM)) and CIT Non-DV business.

Provision for expected credit losses on trade receivables and other receivables.

During the year ended December 31, 2024 and 2023, we made provision for expected credit losses on trade receivables and other receivables amounting to $210,437, and $96,877. During the COVID-19 pandemic, we temporarily provided flexible credit terms to certain customers to foster long-term business relationships, however, some of our customers are still facing financial hardship since the end of the COVID-19 pandemic, leading to their inability to repay our outstanding receivables. As of December 31, 2024, we estimated the potential credit losses through a comprehensive assessment of credit risk, probability of default and scenario analysis and recorded a provision to reflect the true value of our receivables on the financial statements.

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

These impairment losses recognized during the year ended December 31, 2024 and 2023, measure to reflect the under-performance and challenges of our acquired business.

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

Provision for obsolete inventory.

For the year ended December 31, 2024 we did not make any provision for obsolete inventory. For the year ended December 31, 2023 we made a provision for our robots’ inventory amounting to $3,797,552, which represented a full provision on the cost of all robots in inventory.

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

On March 6, 2024, we granted a total of 60,000 restricted ordinary shares to our independent directors for their service performed in 2024 under our 2022 Equity Incentive Plan. This stock-based compensation expense related to the shares to be issued to our independent directors was $155,400. During September 2024, we issued 69,445 restricted ordinary shares to OTB (an external marketing agent) for consideration of their services. The expense related to these shares was recorded under our stock-based compensation amounting to $75,000.

In addition, during the year ended December 31, 2024, our management granted restricted shares to officers and certain employees based on their performance in 2024 under our Company’s 2022 Equity Incentive Plan. The Board of Directors approved the total number of restricted shares on December 17, 2024. The stock-based compensation expense related to the shares to be issued to our officers and certain employees was $1,524,001.

Research & Development expenses.

For the year ended December 31, 2024, our research & development expenses were $388,888, compared to $nil for the year ended December 31, 2023. The increase is primarily driven by our investments in R&D and the continuous platform enhancements for our AI&Robotics Solutions.

Selling, general and administrative expenses.

The Company’s total selling, general and administrative expenses (SG&A expenses) are comprised primarily of selling expenses and administrative expenses.

●	Selling and general expenses are comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibitions, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utility expenses and transportation charges.

●	Administrative expenses are comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements and motor vehicles and rental expenses of our offices in different countries.

For the year ended December 31, 2024, our total selling, general, and administrative expenses were $8,950,790, which showed a decrease of $2,602,989, or 22.5%, compared to $11,553,779 for the year ended December 31, 2023. Our top three SG&A expenses for the year ended December 31, 2024, were (1) staff expense of $5,888,731, representing 65.8% of our total SG&A expenses, (2) professional fees of $1,026,477, representing 11.5% of our total SG&A expenses and (3) depreciation and amortization expense of $807,114, representing 9.0% of our total SG&A expenses. The decrease was mainly driven by the decrease in professional fees and depreciation and amortization expenses which resulting from the following reasons:

(1)	Our professional fees mainly represent (i) legal fees for the legal advice related to SEC compliance matters and (ii) the annual audit fees, interim review fees and agreed upon procedure fees. We saw a decrease in professional fees of $386,187, or 27.3%, compared to $1,412,664 for the year ended December 31, 2023. This was mainly due to the corporate legal fees in connection with the acquisition of the assets from Shenzhen Kewei Robot Technology Co., Limited in 2023 which Company did not have such expenses in 2024.

(2)	Our depreciation and amortization expense decreased by $1,387,159 in 2024, or 63.2%, compared with $2,194,273 for the year ended December 31, 2023. The decrease was mainly due to our providing for a full impairment loss on fixed assets related to robots and the provision of impairment loss on our intelligent cloud platforms in the fiscal year 2023.

Through the successful implementation of cost reduction strategies, including streamlining processes and optimizing resource allocation, we have achieved a reduction in our operating expenses. However, as we continue to grow our business, we expect our administrative expenses to increase. This rise will be driven by the need to hire additional personnel and cover the higher costs associated with operating as a public company. Additionally, our SG&A expenses are projected to increase as we expand our business and enhance the visibility of the Guardforce brand.

Other income, net.

Other income, net are comprised mainly of miscellaneous income and gain/(loss) from disposal of fixed assets. For the year ended December 31, 2024, other income was $353,822, a decrease of $83,786 or 19.1%, as compared to $437,608 for the year ended December 31, 2023. Other income in fiscal year 2024 mainly derived from an insurance refund resulting from the favorable credit record of our Thailand subsidiary.

Finance income/(costs), net.

Finance income/(costs), net are comprised of short-term fixed deposits with banks offset with finance charges for leases, interest expense on interest-bearing bank borrowings, third party borrowings and related party borrowings utilized for working capital purposes.

For the year ended December 31, 2024, finance income/(costs), net was $338,887, as compared to $(652,517) for the year ended December 31, 2023. The overall increase is primarily due to higher interest income from short-term fixed deposits with banks and offset by the reduced interest expense from convertible note, interest-bearing bank borrowings, third party borrowings and related party borrowings.

Provision for income tax benefit/(expense).

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

Net loss from continuing operations

For the year ended December 31, 2024, our net loss from continuing operations was $5,882,647, a significant improvement in net loss of $22,859,631, or 79.5%, as compared to a net loss from continuing operations of $28,742,278, for the year ended December 31, 2023. This was mainly due to no provisions or impairments made on fixed assets or inventory during the fiscal year 2024 as comparing to 2023.

Although we still incurred net loss for the year ended December 31, 2024, the deficit has significantly narrowed compared to the year ended December 31, 2023, and we expect to see a positive trend in our future results.

Net profit from discontinued operations

In June 2022, we acquired 100% of the equity interests in Beijing Wanjia Security System Limited (“Beijing Wanjia”), as part of our expansion into security service in Mainland China. Beijing Wanjia was primarily engaged in traditional security system services, including the installation, maintenance and operation of security and alarm systems for commercial and institutional customers. However, general security is a competitive field in China and it requires long-term effort to win new clients’ testing willingness. In the meanwhile, our corporate strategy has been heavily shifted to AI agents and implementation. Therefore, after evaluating the operational performance, capital requirements and long-term growth potential of Beijing Wanjia, we decided to divest Beijing Wanjia in order to streamline its business structure and reallocate management attention and resources toward its core AI and agent-based platforms. On December 25, 2025, we entered into an equity transfer agreement to dispose of our entire equity interest in Beijing Wanjia. The equity transfer was completed on January 9, 2026.

We acquired a majority stake in Handshake on March 25, 2021, and began generating our Information Security revenues. However, Handshake’s synergy with our other business sectors is limited, so after considering various factors, we completed the separation with Handshake on February 6, 2024.

For the years ended December 31, 2024, and 2023, revenue derived from our discontinued operations included both Beijing Wanjia and Handshake was $3,808,452 (11.7%) and $4,426,401 (13.6%) of our total revenue, respectively. The net profit/(loss) from our discontinued operations included both Beijing Wanjia and Handshake for the years 2024 and 2023 was $37,947 and $(847,104), respectively. The divestiture with Handshake and Beijing Wanjia did not materially affect our liquidity, financial condition, or results of operations through the separation date.

Net profit/(loss) attributable to non-controlling Interests

For the years ended December 31, 2024 and 2023, net profit/(loss) attributable to non-controlling interests were $19,465 and $(17,721) respectively.

Net loss attributable to equity holders of the Company

For the years ended December 31, 2024 and 2023, our net loss attributable to equity holders of the Company were $5,864,165 and $29,571,661, respectively.

Inflation

Our operating results for 2025 were negatively affected by the recent inflationary cost pressures. The higher fuel price, transportation costs, and higher wage rates impact the profitability of our business. We will develop operational strategies to mitigate the inflation which involve a combination of cost-cutting measures and adjustments to pricing.

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

Accordingly, no fair value hierarchy disclosures have been presented, as the Company has no items measured at fair value at the reporting date.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all of its risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, trade receivables, other current assets, withholding taxes receivable, other financial assets at amortized cost, trade payables and other current liabilities, borrowings and lease liabilities. As of December 31, 2025 and 2024, the carrying values of cash and cash equivalents, restricted cash, trade receivables, other current assets, withholding taxes receivables, other financial assets at amortized cost, trade payables and other current liabilities, borrowings and lease liabilities approximate their fair values due to the short-term maturity of these instruments

The financial assets are measured at amortized cost, which assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in ‘other gains/(losses)’ together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

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

Non-IFRS adjusted EBITDA represents net loss from continuing operations before (i) finance (income)/costs, net, foreign exchange (gains)/losses, income tax expense/(benefit) and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, provision for expected credit loss on trade receivables and other receivables, allowance for doubtful debts on a related party receivable, impairment on goodwill, impairment on intangible assets, written off for withholding tax receivables, provision for obsolete inventory and impairment loss on fixed assets.

Non-IFRS (loss)/earnings per share represents non-IFRS net loss from continuing operations attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods.

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

The table below is a reconciliation of our net loss from continuing operations to EBITDA and non-IFRS adjusted EBITDA from continuing operations for the periods indicated:

	For the years ended December 31,
	2025	2024 (Restated)	2023 (Restated)
Net loss from continuing operations – IFRS	$(5,286,128)	$(5,882,647)	$(28,742,278)
Finance (income)/costs, net	(471,374)	(338,887)	652,517
Income tax expense/(benefit)	(6,394)	(125,925)	434,320
Depreciation and amortization expense	3,285,884	3,116,214	4,994,699
EBITDA	(2,478,012)	(3,231,245)	(22,660,742)
Stock-based compensation expense	1,350,800	1,849,356	1,101,800
Provision for expected credit losses on trade receivables and other receivables	16,995	210,437	96,877
Allowance for doubtful debts on a related party receivable	-	-	5,637,527
Impairment loss on goodwill	-	30,575	2,267,583
Impairment loss on intangible assets	-	188,797	3,713,551
Provision for withholding taxes receivables	149,838	4,339	683,344
Provision for obsolete inventory	-	-	3,797,552
Impairment loss on fixed assets	-	-	3,682,789
Foreign exchange losses/(gains), net	19,825	(5,760)	(305,026)
Adjusted EBITDA (Non-IFRS)	$(940,554)	$(953,501)	$(1,984,745)

Non-IFRS loss per share
Basic and diluted loss for the year attributable to ordinary equity holders of the Company	$(0.04)	$(0.09)	$(0.30)

Weighted average number of shares used in computation:
Basic and diluted	21,921,204	11,161,053	6,534,918 *

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

We recorded non-IFRS adjusted EBITDA of negative $0.9 million, negative $1.0 million and negative $2.0 million for the years ended 2025, 2024 and 2023, respectively. The improvement is attributed to enhanced gross profit through our Security Logistic business. We will remain focused on sustaining this momentum to achieve long-term financial stability.

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

As of December 31, 2025, 2024 and 2023, we had cash and cash equivalents of approximately $24.6 million, $21.9 million, and $20.3 million, respectively.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the years indicated.

	For the year ended December 31,
	2025	2024	2023
Net cash outflows from operating activities	$(1,305,196)	$(3,325,599)	$(1,601,222)
Net cash inflows/(outflows) from investing activities	231,590	200,386	(2,125,545)
Net cash inflows from financing activities	3,299,300	4,707,850	17,122,925
Effect of exchange rate changes on cash	415,306	89,916	(62,928)
Net increase in cash and cash equivalents	2,641,000	1,672,553	13,333,230
Cash and cash equivalents at beginning of year	21,936,422	20,263,869	6,930,639
Cash and cash equivalents at the end of the year	$24,577,422	$21,936,422	$20,263,869

Operating Activities

Net cash outflows from operating activities were $1,305,196 for the year ended December 31, 2025. The difference between our net loss from continuing operations of $5,286,128 and net cash used in operating activities was mainly due to the adjustments of non-cash items, which included (i) depreciation and amortization of $3,285,884 mainly comprised of depreciation of fixed assets, depreciation for right-of-use assets and amortization of intangible assets; (ii) stock-based compensation of $1,350,800; (iii) interest expense of $183,817 and interest income of $655,191; (iv) provision for expected credit losses on trade receivables and other receivables of $16,995; and (v) the total cash provided by changes in operating assets and liabilities was $6,951, primarily resulting from an increase in other non-current assets due to deposits to customers paid for the expansion of the Security Logistics business, as well as a decrease in other current liabilities following year-end bonus payments. The net cash outflows from operating activities from discontinued operations was $277,741.

Investing Activities

Net cash inflows from investing activities were $231,590 for the year ended December 31, 2025, which was mainly contributed by interest received from short-term fixed deposits of $627,845 and offset by the purchase of property and equipment of $345,149.

Financing Activities

Net cash inflows from financing activities were $3,299,300 for the year ended December 31, 2025, which was mainly attributable to the Company’s ATM offering. For the twelve months ended December 31, 2025, the Company issued 5,086,836 ordinary shares pursuant to the 2024 ATM offering for gross proceeds of $6,932,230. The ordinary shares were sold at prevailing market prices for an average price per share of $1.36.

C. Research and Development, Patents and Licenses, Etc.

We have outlined our research and development plans to foster innovation and drive technology advancements within our robotics AI solutions business. We plan to collaborate with third-party business partners and develop our internal R&D team’s capabilities. We have budgeted approximately $3 million for research and development expenditures for 2026 and approximately $25 million from 2027 through 2030.

We incurred $837,719 Research and Development expense during the year ended December 31, 2025. There is no intellectual property, in relation to the ICP, owned by the Company at this moment.

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

E. Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2025, 2024 and 2023 include provision for obsolete inventory, impairment on fixed assets and intangible assets, allowance for withholding tax receivables, provision for expected credit loss on trade receivables and other receivables, useful life of fixed assets, impairment of goodwill, measurement of retirement benefit obligations, measurement of consideration and assets and liabilities acquired as business combinations, accounting for leases and valuation of deferred tax assets and assets held for sale.

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

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our current directors and executive officers.

NAME	AGE	POSITION
Lei Wang	43	Chief Executive Officer and Chair of the Board
Yuting Zuo	34	Chief Financial Officer
John Fletcher	56	Independent Director, Chair of Compensation Committee
David Ian Viccars	73	Independent Director, Chair of Nominating and Corporate Governance Committee
Donald Duane Pangburn	83	Independent Director, Chair of Audit Committee

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

B. Compensation

Executive Compensation

For the fiscal year ended December 31, 2025, the aggregate cash compensation and benefits that we paid to our officers was $1,237,778 Except as indicated below and in section E. Share Ownership relating to the shares issued to our directors and executive officers under our 2022 Equity Incentive Plan, none of our executive or non-executive directors or officers received any equity awards, including, options, restricted shares, or other equity incentives in the year ended December 31, 2025. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive and non-executive directors and officers.

Director Compensation

For the fiscal year ended December 31, 2025, the aggregate cash compensation and benefits that we paid to our executive and non-executive directors was $1,162,778. We did not pay other compensation to our directors. Except as indicated below and in section E. Share Ownership relating to the shares issued to our directors and executive officers under our 2022 Equity Incentive Plan, none of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives other than the restricted shares of 40,000 issued to each of the three independent director under our 2022 Equity Incentive Plan in the year ended December 31, 2025. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our non-employee directors.

The following table sets forth certain information regarding compensation paid to our directors and senior management for the full fiscal year ended December 31, 2025.

Name	Officers and Directors	Entitlement under Stock Option Plan		Other Entitlement
Lei Wang(1)	Chief Executive Officer and Chair of the Board	1,100,000	(2)	NIL
Yuting Zuo	Chief Financial Officer	60,000	(2)	NIL
John Fletcher	Independent Director, Chair of Compensation Committee	40,000		NIL
David Ian Viccars	Independent Director, Chair of Nominating and Corporate Committee	40,000		NIL
Donald Duane Pangburn	Independent Director, Chair of Audit Committee	40,000		NIL

(1)	Lei Wang is our executive office and is also our director. The total compensation paid to Lei Wang is disclosed as the executive compensation.

(2)	During the year ended December 31, 2025, the Company decided to issue restricted shares to Lei Wang and Yuting Zuo based on their performance in 2025 under our 2022 Equity Incentive Plan. On December 24, 2025, our Board of Directors approved the number of restricted shares to be granted to each officer, which are included in the table above. These shares were granted to the officers on December 24, 2025 and the shares were issued on January 5, 2026.

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

D. Employees

There is no significant change to the number of our employees between the date as of December 31, 2025 and the date of this report. As of December 31, 2025, we have employed 1,657 full-time employees. The following table illustrates the allocation of those employees among the various job functions conducted at GF Cash (CIT) and at Guardforce AI.

Operations / Support	Division (Type)	Existing Head Count
Operations	Operations (Direct employees)	1,332
	Operations (Admin, supervisors, managers)	207
	Operations Management (Senior managers)	8
	Total operations	1,547

Supporting functions	Administration	13
	Business Development	13
	Finance & Accounting	31
	Technical Support	17
	General Management	2
	HR & TDS	13
	Internal audit	1
	IT	7
	Legal	7
	Operations Management	5
	Project Team	1
	Total supporting functions	110
	Grand Total	1,657

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

Staff Recruitment

We recruit our personnel through two channels - staff referrals and direct recruitment. All applicants for employment must go through the following procedures:

(i)	Police criminal record check. We require all applicants for employment to be fingerprinted. Fingerprints are sent to the local police station where the recruiting office is located for a check of the criminal record. We do not hire any applicants who have a criminal record.

(ii)	Address proof check.

(iii)	References check.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	ordinary shares Beneficially Owned
	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Lei Wang, Chief Executive Officer and Chair of the Board (3)	2,201,333	8.48%
Yuting Zuo, Chief Financial Officer (4)	166,500	0.64%
Lin Jia, Previous President (5)	75,000	0.29%
John Fletcher, Independent Director (6)	80,250	0.31%
David Ian Viccars, Independent Director (7)	80,250	0.31%
Donald Duane Pangburn, Independent Director (8)	80,250	0.31%
All directors and executive officers as a group (6 persons)	2,683,583	10.34%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 31,250,418, ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this report.

(3)	Consists of 2,201,333 restricted ordinary shares. Ms. Wang received 20,833 restricted ordinary shares from Guardforce AI Service Ltd on January 8, 2020. Additionally, Ms. Wang was granted 500 restricted ordinary shares on January 25, 2022, under the Plan. The 500 restricted ordinary shares were fully vested upon grant. On March 14, 2024, Ms. Wang was granted 180,000 restricted ordinary shares under the Plan. On April 11, 2025, Ms. Wang was issued 900,000 restricted ordinary shares under the Plan. On December 24, 2025, Ms. Wang was granted 1,100,000 restricted ordinary shares under the Plan. On September 28, 2023, we entered into a loan conversion agreement with WK Venture Success Limited to convert its outstanding loans including $13.4 million of principal and $2.5 million of accrued interest to our ordinary shares at a conversion price of $5.40 per share. As a condition to the execution of the loan conversion agreement, WK Venture and the other entities on the loan conversion agreement executed a Voting Agreement and Irrevocable Proxy, which grants Ms. Wang the authority to act as a voting proxy for holders of the converted shares at the general meetings of the shareholders of the Company, subject to the Company’s adopted second amended and restated memorandum and articles of association, as amended from time to time. Therefore, Ms. Wang was appointed as a proxy to vote on behalf of the holders of the 2,947,150 ordinary shares, and such an arrangement is irrevocable.

(4)	Consist of 166,500 restricted ordinary shares. Ms. Zuo was granted 106,500 restricted ordinary shares on April 11, 2025 under the Plan. On December 24, 2025, we granted 60,000 restricted ordinary shares to Ms. Zuo under the Plan.

(5)	Consists of 75,000 restricted ordinary shares. Mr. Jia was granted 20,000 restricted ordinary shares on March 14, 2024. On April 11, 2025, we issued 35,000 restricted ordinary shares to Mr. Jia under the Plan. On December 24, 2025, we granted 20,000 restricted ordinary shares to Mr. Jia under the Plan. Mr. Jia served as the Company’s President from August 2022 through April 30, 2025. Effective May 1, 2025, Mr. Jia has transitioned to a new role as Head of Research and Development at the Company.

(6)	Consists of 80,250 restricted ordinary shares. Mr. Fletcher was granted 250 restricted ordinary shares on January 25, 2022, under the Plan. On August 31, 2023, we granted Mr. Fletcher 20,000 restricted ordinary shares for his service in 2023 and an additional 20,000 restricted ordinary shares for his service to be performed in 2024. On January 5, 2026, we issued Mr. Fletcher 40,000 restricted ordinary shares for his service in 2025.

(7)	Consists of 80,250 restricted ordinary shares. Mr. Viccars was granted 250 restricted ordinary shares on January 25, 2022, under the Plan. On August 31, 2023, we granted Mr. Viccars 20,000 restricted ordinary shares for his service in 2023, and an additional 20,000 restricted ordinary shares for his service to be performed in 2024. On January 5, 2026, we issued Mr. Viccars 40,000 restricted ordinary shares for his service in 2025.

(8)	Consists of 80,250 restricted ordinary shares. Mr. Pangburn was granted 250 restricted ordinary shares on January 25, 2022, under the Plan. On August 31, 2023, we granted Mr. Pangburn 20,000 restricted ordinary shares for his service in 2023, and an additional 20,000 restricted ordinary shares for his service to be performed in 2024. On January 5, 2026, we issued Mr. Pangburn 40,000 restricted ordinary shares for his service in 2025.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

During the fiscal year ended December 31, 2025, all previously outstanding related party balances were settled in full, and accordingly, there were no related party transactions during the year. Unless otherwise noted, the table below sets forth the major related party transactions since January 1, 2023:

 Related party transactions:

		For the years ended December 31,
	Nature	2025	2024	2023
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$-	$446,098	$918,536
Guardforce Aviation Security Company Limited	(b)	-	957	1,643
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(c)	-	-	6,178
Shenzhen Kewei Robot Technology Co., Limited - Purchases	(d)	-	-	93,633
InnoAI Technology (Shenzhen) Co., Ltd.	(e)	-	-	49,000
		$-	$447,055	$1,068,990

Service/ Products delivered to related parties:
GF Technovation Company Limited	(f)	-	-	231
Shenzhen Kewei Robot Technology Co., Limited	(g)	-	4,668	68,594
		$-	$4,668	$68,825

Repayment of borrowings from related parties:
Guardforce Holdings (HK) Limited	(h)	-	1,712,962	-
Tu Jingyi	(h)	-	1,591,825	-
		$-	$3,304,787	$-

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company.

(b)	Guardforce Aviation Security Co., Ltd. provided escort services to the Company.

(c)	The Company purchased robots from Shenzhen Intelligent Guardforce Robot Technology Co., Limited

(d)	The Company purchased robots from Shenzhen Kewei Robot Technology Co., Limited.

(e)	On May 13, 2024, the Company entered into a Share Transfer Agreement to acquire 100% of the equity interests in InnoAI. Pursuant to the InnoAI Agreement, InnoAI became a wholly owned subsidiary of our Company.

(f)	The Company sold robots to GF Technovation Company Limited.

(g)	The Company rented robots to Shenzhen Kewei Robot Technology Co., Limited.

(h)	Pursuant to a settlement agreement with Mr. Tu dated March 22, 2024, the Company fully paid off these borrowings in cash on May 3, 2024.

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

As of the date of this report, we are involved in several legal proceedings and management believes that the ultimate resolution of these matters will not have a material effect to the Company.

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

On January 31, 2023, our shareholders approved a 1-for-40 consolidation of our authorized and issued ordinary shares; and immediately following the completion of the said consolidation, our shareholders approved an increase in our authorized share capital so that our authorized shares were increased from 7,500,000 shares to 300,000,000 shares. The share consolidation was consummated under Cayman Islands law on January 31, 2023.

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

As of the date of this report, we have an aggregate of 31,250,418 outstanding ordinary shares. In addition, we currently have 2,013,759 warrants issued and outstanding, which include: (i) 1,233,023 warrants to purchase 30,825 ordinary shares, subject to rounding of fractional warrants and these warrants are exercisable at an exercise price of $4.65 per share with the expiration date of September 28, 2026; (ii) 600,013 warrants to purchase 15,000 ordinary shares, subject to rounding of fractional warrants, at an exercise price of $4.65 per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants to purchase 4,518 ordinary shares, subject to rounding of fractional warrants, that were issued to the assignee of the representative of the underwriters in our initial public offering with the expiration date of September 28, 2026.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association provide that only a majority of the Board or the Chairman of the Board may call general meetings, which general meetings shall be held at such times and locations as such person or persons shall determine.

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

Our Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists. Our Board may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four (4) joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution prescribes;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	divide our shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions

●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our Memorandum of Association; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject either to (i) a confirmation of solvency issued by the directors of our Company, or (ii) to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme, by a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Rights Agreement

On December 15, 2025, our Board of Directors authorized and declared the grant of one right (a “Right”) for each outstanding ordinary share, par value $0.12 per share, of the Company to shareholders of record as of the close of business on December 15, 2025. Each Right entitles the registered holder to purchase from the Company one preferred share, par value $0.12 per share, at a purchase price of $8.44 per preferred share, subject to adjustment. The Rights are issued pursuant to a Rights Agreement, dated as of December 15, 2025 (the “Rights Agreement”), by and between the Company and VStock Transfer, LLC, as rights agent. The Rights Agreement is designed to protect shareholders from coercive or otherwise unfair takeover tactics and to enable all shareholders to realize the long-term value of their investment in the Company. In general terms, the Rights Agreement imposes significant dilution upon any person or group that acquires beneficial ownership of securities representing ten percent (10%) or more of the voting power of the Company without prior Board approval, subject to customary exceptions and Board-designated exemptions, including an initial 25% exempted percentage for the Company’s founders. The Rights will expire on the earlier of 5:00 p.m., New York City time, on December 15, 2035, or such earlier time as the Rights are redeemed, exchanged, or terminated in accordance with the Rights Agreement.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report. In addition to the contracts described or referenced elsewhere in this annual report, we have entered into a Rights Agreement, dated as of December 15, 2025, by and between the Company and VStock Transfer, LLC, as rights agent, which is described in Item 10.B above under “Rights Agreement” and filed as an exhibit to this annual report.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Based on such evaluation, our management, including our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act.The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2025, using criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Fiscal Years Ended December 31,
	2025	2024	2023
Audit Fees(1)	$238,000	$215,000	$241,100
Audit Fees - Others (2)	36,500	28,500	33,000
Tax Fees	-	-	-
TOTAL	$274,500	$243,500	$274,100

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by PKF Littlejohn LLP for the audit of the Company’s annual financial statements.

(2)	During the years ended December 31, 2025 and 2024, $36,500 and $28,500 fees were derived from services rendered by PKF Littlejohn LLP for reviewing unaudited interim financial information together with the comparatives and circle up procedures, respectively.

 “Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit Fees - Others” means fees billed for professional services rendered by our principal auditors associated with certain agreed upon procedure engagement.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

Our Board of Directors pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Board of Directors prior to the completion of the audit). The percentage of services provided for which we paid audit fees - others, tax fees, or other fees that were approved by our Board of Directors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association incorporating resolutions passed on January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed on February 8, 2023)
2.1*	Description of Rights of ordinary shares and Warrants Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2025
2.2	Form of Purchaser Warrant (incorporated by reference to Exhibit 10.4 to the Report on Form 6-K furnished on January 21, 2022)
2.3	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
2.4	Form of Warrant Agency Agreement between Guardforce AI Co., Limited and Vstock Transfer, LLC (incorporated by reference to Exhibit 4.2 to the Amendment No.3 to Form F-1 filed on September 20, 2021)
4.1	Loan Agreement, dated August 25, 2018, by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited (incorporated by reference to Exhibit 2(b).1 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.2	Supplemental Agreement, dated April 29, 2019, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).2 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.3	Second Supplemental Agreement, dated March 11, 2020, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018 (incorporated by reference to Exhibit 2(b).3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.4	Memorandum of Understanding, dated March 2, 2020, between Guardforce Security (Thailand) Co. Ltd. and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.5	Lease Agreement, dated May 27, 2019, between Varin World Company Limited and Guardforce Cash Solutions Security (Thailand) Company Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F filed on May 18, 2020)
4.6	Third Supplemental Agreement, dated December 31, 2020, to Amended and Restated Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated March 15, 2019, as supplemented (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed on April 29, 2021)
4.7	Sale and Purchase Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed on April 29, 2021)
4.8	Supplemental Agreement, dated February 4, 2021, between Quantum Infosec Inc. and the Registrant (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed on April 29, 2021)
4.9	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.9 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
4.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
4.11	Commissioned Development Agreement, dated February 8, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on February 17, 2022)
4.12	Guardforce AI Co., Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished on January 27, 2022)
4.13	Form of Share Option Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 27, 2022)
4.14	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 27, 2022)
4.15	Form of Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 27, 2022)
4.16	Sale and Purchase Agreement, dated March 11, 2022, between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed on March 31, 2022)

4.17	Second Supplemental Agreement to Sale and Purchase Agreement, dated on March 17, 2022, by and among Quantum Infosec Inc., Guardforce AI Co., Limited and Handshake Networking Limited (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed on March 31, 2022)
4.18	Form of Securities Purchase Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 21, 2022)
4.19	Placement Agency Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 21, 2022)
4.20	Form of Registration Rights Agreement, dated January 18, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 21, 2022)
4.21	Form of Securities Purchase Agreement, dated April 6, 2022, between Guardforce AI Co., Limited and certain investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on April 7, 2022)
4.22	Placement Agency Agreement, dated April 6, 2022, between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on April 7, 2022)
4.23	Form of Lock-Up Agreement, dated April 6, 2022 (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on April 7, 2022)
4.24	Form of Warrant Solicitation Inducement Letter, dated July 12, 2022, between Guardforce AI Co., Limited and several accredited investors (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on July 13, 2022)
4.25	Form of Consulting Agreement between Guardforce AI Co., Limited and officers, dated August 31, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on September 2, 2022)
4.26	Securities Purchase Agreement between Guardforce AI Co., Limited and Streeterville Capital, LLC, dated October 25, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on October 28, 2022)
4.27	Unsecured Convertible Promissory Note between Guardforce AI Co., Limited and Streeterville Capital, LLC, dated October 25, 2022 (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on October 28, 2022)
4.28	Asset Purchase Agreement dated December 21, 2022 by and between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on December 22, 2022)
4.29	Deed of Assignment and Transfer of Secured Debts owed from Guardforce Cash Solutions Security (Thailand) Co. Ltd. and Guardforce Holdings (HK) Limited by and between Profit Raider Investments Limited, WK Venture Success Limited and Wealthking Investments Limited dated September 29, 2022 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 13, 2023)
4.30	Fourth Supplemental Agreement, dated December 30, 2022, to Amended and Restated Master Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated 15 March, 2019, as supplemented (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on January 13, 2023)
4.31	Fourth Supplemental Agreement, dated December 30, 2022, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated 25 August, 2018, as supplemented (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished on January 13, 2023)
4.32	Underwriting Agreement by and between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC, dated May 2, 2023 (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K furnished on May 5, 2023)
4.33	Underwriting Agreement by and between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC, dated May 10, 2023 (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K furnished on May 15, 2023)
4.34	Transfer Agreement for Technology Platform between Shenzhen Kewei Robot Technology Co., Limited, and Shenzhen GFAI Robot Technology Co., Limited, dated June 29, 2023 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on July 20, 2023)
4.35	Supplemental Agreement to the Asset Acquisition Agreement among Shenzhen Kewei Robot Technology Co., Limited, Guardforce AI Co., Limited, and Shenzhen GFAI Robot Technology Co., Limited, dated June 29, 2023 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished on July 20, 2023)
4.36	Loan Conversion Agreement by and among Guardforce AI Co., Limited and each of the persons listed on Schedule 2 to this Loan Conversion Agreement dated September 28, 2023 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on October 2, 2023)
4.37	Voting Agreement by and among Guardforce AI Co., Limited and each of the persons listed on the Schedule to this Voting Agreement dated September 28, 2023 (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on October 2, 2023)

4.38	Consulting Agreement between Guardforce AI Co., Limited and Yuting Zuo date January 18, 2024 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on January 23, 2024)
4.39	Amendment No.1 to the Guardforce AI Co., Limited 2022 Equity Incentive Plan adopted at a general meeting held on December 27, 2023 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on January 2, 2024)
4.40	Sale and Purchase Agreement, by and among Guardforce AI Co., Limited, Handshake Networking Limited, and the Purchasers, dated February 6, 2024. (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on February 23, 2024)
4.41	Cancellation Agreement, by and among Guardforce AI Co., Limited, and the Purchasers, dated February 6, 2024. (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished on February 23, 2024)
4.42	Form of Amendment No.2 to Independent Director Agreement between Guardforce AI Co., Limited and independent directors, dated August 31, 2023 (incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 29, 2024)
4.43	Amendment No.1 to Consulting Agreement between Guardforce AI Co., Limited and Lei Wang, dated August 31, 2023 (incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 29, 2024)
4.44	Amendment No.1 to Consulting Agreement between Guardforce AI Co., Limited and Lin Jia, dated August 31, 2023 (incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 29, 2024)
4.45	English translation copy of the Settlement Agreement by and among Guardforce AI Co., Limited, CIOT Group (as defined in the Settlement Agreement) and other related parties, dated March 21, 2024. (incorporated by reference to Exhibit 4.45 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 29, 2024)
4.46	At the Market Offering Agreement, dated July 2, 2024, between Guardforce AI Co., Limited and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on July 2, 2024).
4.47*	Form of Amendment No.3 to Independent Director Agreement between Guardforce AI Co., Limited and independent directors, dated December 17, 2024
4.48	Marketing Services Agreement between Guardforce AI Co., Limited and Outside The Box Capital Inc., dated March 28, 2025 (incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed on April 28, 2025)
4.49	Consulting Agreement, dated September 15, 2025, between Guardforce AI Co., Limited and Ms. Lei Wang (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished on September 23, 2025)
4.50	Rights Agreement, dated as of December 15, 2025, by and between Guardforce AI Co., Limited and VStock Transfer, LLC (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished on December 19, 2025)
4.51*	Beijing Wanjia Equity Transfer Agreement, dated December 25, 2025, between Shenzhen GFAI Robot Technology Co., Limited and Shenzhen Fortune Ever Investment Management Co., Limited.
4.52*	Form of Amendment No.4 to Independent Director Agreement between Guardforce AI Co., Limited and independent directors, dated December 31, 2025
8.1*	List of the registrant’s subsidiaries
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to the Amendment No.1 to Form F-1 filed on August 13, 2021)
11.2	Guardforce AI Co., Limited Amended and Restated Audit Committee Charter adopted on December 1, 2023 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished on January 18, 2024)
11.3	Guardforce AI Co., Limited Amended and Restated Corporate Governance Guidelines adopted on December 1, 2023 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished on January 18, 2024)
11.4	Insider Trading Policy of Guardforce AI Co., Limited (incorporated by reference to Exhibit 11.4 to the Annual Report on Form 20-F filed on April 28, 2025)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Watson Farley & Williams (Thailand) Limited
15.2*	Consent of PKF Littlejohn LLP
15.3*	Consent of Shihui Partners
97.1	Guardforce AI Co., Limited Clawback Policy adopted on December 1, 2023 (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K furnished on January 18, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Chief Executive Officer

Date: April 21, 2026

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Guardforce AI Co., Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Guardforce AI Co., Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor are we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 21, 2026

PCAOB ID: 2814

We have served as the Company’s auditor since 2021.

Guardforce AI Co., Limited

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

		As of December 31,
	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents	4	$24,545,290	$21,936,422
Restricted cash	4	-	27,642
Trade receivables, net	6	4,947,264	5,922,345
Other current assets	8	2,441,038	2,291,439
Withholding taxes receivable, net	7	902,845	393,960
Inventories	5	21,519	274,854
Other financial assets at amortized cost		77,100	-
Assets held for sale	25	1,150,324	-
Total current assets		34,085,380	30,846,662

Non-current assets:
Restricted cash	4	2,322,790	1,432,738
Property, plant and equipment	9	3,088,905	3,183,856
Right-of-use assets	10	4,523,309	2,268,022
Intangible assets, net	11	1,057,144	2,300,951
Goodwill	3	-	411,862
Withholding taxes receivable, net	7	2,325,281	1,967,826
Deferred tax assets, net	14	1,418,174	1,281,531
Other non-current assets	8	272,827	998,971
Total non-current assets		15,008,430	13,845,757
Total assets		$49,093,810	$44,692,419

Liabilities and equity
Current liabilities:
Trade payables and other current liabilities	12	$3,158,254	$4,549,364
Borrowings	13	-	44,232
Lease liabilities*	10	2,141,509	1,670,909
Liabilities directly associated with the assets held for sale	25	1,111,804	-
Total current liabilities		6,411,567	6,264,505

Non-current liabilities:
Lease liabilities*	10	2,081,431	889,920
Provision for employee benefits	15	6,493,677	5,548,726
Total non-current liabilities		8,575,108	6,438,646
Total liabilities		14,986,675	12,703,151

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 24,353,539 shares at December 31, 2025; issued and outstanding 17,808,947 shares at December 31, 2024	16	2,922,460	2,137,108
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		100,271,584	93,102,042
Legal reserve	19	223,500	223,500
Warrants reserve		251,036	251,036
Accumulated deficit		(70,862,025)	(64,204,840)
Accumulated other comprehensive income		1,397,005	590,981
Capital & reserves attributable to equity holders of the Company		34,153,560	32,049,827
Non-controlling interests		(46,425)	(60,559)
Total equity		34,107,135	31,989,268
Total liabilities and equity		$49,093,810	$44,692,419

*	Starting in 2025, the Company merged the balance sheet statement line item “Operating lease liabilities” and “Finance lease liabilities” to “Lease liabilities” for better presentation. Comparative information for 2024 has been reclassified to conform to the current year’s presentation.

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited

Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2025	2024	2023
			(Restated*)	(Restated*)
Continuing operations:
Revenue		$35,232,701	$32,635,191	$32,649,834
Cost of sales		(29,947,033)	(27,719,050)	(28,513,107)
Gross profit		5,285,668	4,916,141	4,136,727

Provision for expected credit loss on trade receivables and other receivables		(16,995)	(210,437)	(96,877)
Allowance for expected credit losses on a related party receivable		-	-	(5,637,527)
Impairment loss on goodwill	3	-	(30,575)	(2,267,583)
Impairment loss on intangible assets	11	-	(188,797)	(3,713,551)
Provision for withholding taxes receivable	7	(149,838)	(4,339)	(683,344)
Provision for obsolete inventory	5	-	-	(3,797,552)
Impairment loss on fixed assets	9	-	-	(3,682,789)
Stock-based compensation expense	17	(1,350,800)	(1,849,356)	(1,101,800)
Research and development expense		(837,719)	(388,888)	-
Selling, general and administrative expenses	18	(8,807,640)	(8,950,790)	(11,553,779)
Operating loss		(5,877,324)	(6,707,041)	(28,398,075)

Other income, net		133,253	353,822	437,608
Foreign exchange (losses)/gains, net		(19,825)	5,760	305,026
Finance income/(costs), net		471,374	338,887	(652,517)
Loss before income tax from continuing operations		(5,292,522)	(6,008,572)	(28,307,958)

Provision for income tax benefit/(expense)	14	6,394	125,925	(434,320)
Net loss for the year from continuing operations		(5,286,128)	(5,882,647)	(28,742,278)

Discontinued operations:
Net (loss)/profit for the year from discontinued operations	25	(1,356,923)	37,947	(847,104)
Net loss for the year		(6,643,051)	(5,844,700)	(29,589,382)

Net loss for the year attributable to:
Net loss attributable to equity holders of the Company		(6,657,185)	(5,864,165)	(29,571,661)
Net profit/(loss) attributable to non-controlling interests		14,134	19,465	(17,721)
Net loss for the year		(6,643,051)	(5,844,700)	(29,589,382)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company		$(0.30)	$(0.53)	$(4.53)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company from continuing operations		$(0.24)	$(0.53)	$(4.40)
Basic and diluted loss attributable to the equity holders of the Company from discontinued operations		$(0.06)	$0.00	$(0.13)

Weighted average number of shares used in computation:
Basic and diluted		21,921,204	11,161,053	6,531,918

*	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Beijing Wanjia and Handshake (Note 25) for the fiscal years ended December 31, 2024 and 2023.

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited

Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2025	2024 (Restated)	2023 (Restated)

Net loss for the year		$(6,643,051)	$(5,844,700)	$(29,589,382)
Currency translation differences from continuing operations	2.7	1,068,206	(105,112)	(95,726)
Currency translation differences from discontinued operations	2.7	6,444	(17,449)	(35,134)
Remeasurements of defined benefit plan, net of tax		(268,626)	(271,578)	3,486
Total comprehensive loss for the year		$(5,837,027)	$(6,238,839)	$(29,716,756)

Attributable to:
Equity holders of the Company from continuing operation		$(4,508,395)	$(6,257,212)	$(29,644,991)
Equity holders of the Company from discontinued operation		(1,350,479)	2,016	(52,855)
Non-controlling interests		21,847	16,357	(18,910)
		$(5,837,027)	$(6,238,839)	$(29,716,756)

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

	Number of shares	Amount ($0.12 par)	Subscription receivable	Additional paid-in capital	Legal reserve	Warrants reserves	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Total equity

Balance as at December 31, 2022	1,618,977	$194,313	$(50,000)	$46,231,302	$223,500	$251,036	$1,112,494	$(28,769,014)	$(61,329)	$19,132,302
Currency translation adjustments	-	-	-	-	-	-	(130,860)	-	-	(130,860)
Stock-based compensation expense (Note 17)	-	-	-	271,800	-	-	-	-	-	271,800
Remeasurements of defined benefit plan (Note 15)	-	-	-	-	-	-	3,486	-	-	3,486
Cancellation of shares (Note 16)	(245,339)	(29,441)	-	(4,880,223)	-	-	-	-	-	(4,909,664)
Issuance of ordinary shares through CMPOs (Note 16)	4,946,184	593,542	-	20,273,844	-	-	-	-	-	20,867,386
Issuance of ordinary shares through exercise of warrants (Note 16)	128,901	15,468	-	491,224	-	-	-	-	-	506,692
Issuance of ordinary shares for acquisition of assets (Note 16)	262,500	31,500	-	1,816,500	-	-	-	-	-	1,848,000
Issuance of ordinary shares for a convertible note conversion	172,000	20,640	-	1,217,760	-	-	-	-	-	1,238,400
Issuance of ordinary shares for a borrowing conversion	2,947,150	353,658	-	15,560,957	-	-	-	-	-	15,914,615
Net loss	-	-	-	-	-	-	-	(29,571,661)	(17,721)	(29,589,382)
Balance as at December 31, 2023	9,830,373	$1,179,680	$(50,000)	$80,983,164	$223,500	$251,036	$985,120	$(58,340,675)	$(79,050)	$25,152,775
Disposal of a subsidiary (Note 16)	(1,091)	(131)	-	(2,651)	-	-	-	-	(974)	(3,756)
Issuance of ordinary shares through At the Market Offering (Note 16)	7,502,220	900,266	-	9,499,466	-	-	-	-	-	10,399,732
Net loss	-	-	-	-	-	-	-	(5,864,165)	19,465	(5,844,700)
Foreign currency translation difference	-	-	-	-	-	-	(122,561)	-	-	(122,561)
Remeasurements of defined benefit plan (Note 15)							(271,578)			(271,578)
Stock-based compensation (Note 16) (Note 17)	477,445	57,293	-	2,622,063	-	-	-	-	-	2,679,356
Balance as at December 31, 2024	17,808,947	$2,137,108	$(50,000)	$93,102,042	$223,500	$251,036	$590,981	$(64,204,840)	$(60,559)	$31,989,268
Issuance of ordinary shares through At the Market Offering (Note 16)	5,086,836	610,421	-	5,993,673	-	-	-	-	-	6,604,094
Net loss	-	-	-	-	-	-	-	(6,657,185)	14,134	(6,643,051)
Foreign currency translation difference	-	-	-	-	-	-	1,074,650	-	-	1,074,650
Remeasurements of defined benefit plan (Note 15)							(268,626)			(268,626)
Stock-based compensation (Note 16) (Note 17)	1,457,756	174,931	-	1,175,869	-	-	-	-	-	1,350,800
Balance as at December 31, 2025	24,353,539	$2,922,460	$(50,000)	$100,271,584	$223,500	$251,036	$1,397,005	$(70,862,025)	$(46,425)	$34,107,135

The accompanying notes are an integral part of these consolidated financial statements

Guardforce AI Co., Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2025	2024	2023
		(Restated*)	(Restated*)
Cash flows from operating activities
Net loss from continuing operations	$(5,286,128)	$(5,882,647)	$(28,742,278)
Adjustments for:
Depreciation	3,114,211	2,922,509	4,242,246
Amortization of intangible assets	171,673	193,705	752,453
Provision for obsolete inventories	-	-	3,797,552
Impairment loss on fixed assets	-	-	3,682,789
Stock-based compensation expense	1,350,800	1,849,356	1,101,800
Impairment loss on intangible assets	-	188,797	3,713,551
Impairment loss on goodwill	-	30,575	2,267,583
Allowance for expected credit losses on a related party receivable	-	-	5,637,527
Netting off related parties’ balances	-	(690,487)	-
Finance (income)/costs, net	(471,374)	(338,887)	649,517
Deferred income taxes	(78,792)	(125,925)	434,315
Provision for expected credit loss on trade receivables and other receivables, net	16,995	210,437	96,877
Increase in provision for withholding tax receivables	149,838	4,339	683,344
Loss/(Gain) from fixed assets disposal	12,273	(21,644)	208,093
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables	739,667	(323,718)	(395,602)
Increase in other current assets	(88,241)	(629,406)	(242,706)
(Increase)/Decrease in restricted cash	(705,069)	249,146	(409,521)
(Increase)/Decrease in inventories	(14,411)	(6,528)	675,763
Decrease in amount due from related parties	-	-	424,979
Decrease/(Increase) in other non-current assets	724,026	(582,712)	33,924
(Decrease)/Increase in trade payables and other current liabilities	(46,130)	(597,155)	713,513
Decrease in amount due to related parties	-	-	(956,294)
Increase in withholding taxes receivable	(780,352)	(146,855)	(192,502)
Increase in provision for employee benefits	163,559	275,265	34,534
Net cash used in operating activities - continuing operations	(1,027,455)	(3,421,835)	(1,788,543)
Net cash (used in)/provided by operating activities - discontinued operations	(277,741)	96,236	187,321
Net cash used in operating activities	(1,305,196)	(3,325,599)	(1,601,222)

Cash flows from investing activities
Acquisition of property, plant and equipment	(345,149)	(237,367)	(2,095,319)
Proceeds from disposal of property, plant and equipment	33,717	23,647	-
Acquisition of intangible assets	(2,837)	(61,995)	(18,476)
Interest received	627,845	511,292	-
Payments for financial assets at amortized cost	(77,100)	-	-
Net cash provided by/(used in) investing activities - continuing operations	236,476	235,577	(2,113,795)
Net cash used in investing activities - discontinued operations	(4,886)	(35,191)	(11,750)
Net cash provided by/(used in) investing activities	231,590	200,386	(2,125,545)

Cash flows from financing activities
Proceeds from issue of shares	6,604,094	10,399,732	20,867,386
Proceeds from exercise of warrants	-	-	506,692
Cash repayment of a convertible note	-	-	(554,238)
Cash paid for the cancellation of fractional shares	-	-	(49,664)
Proceeds from borrowings	-	-	1,725,465
Repayment of borrowings	(46,884)	(3,506,646)	(2,860,585)
Payment of lease liabilities	(3,257,910)	(2,043,529)	(2,652,150)
Net cash provided by financing activities - continuing operations	3,299,300	4,849,557	16,982,906
Net cash (used in)/provided by financing activities - discontinued operations	-	(141,707)	140,019
Net cash provided by financing activities	3,299,300	4,707,850	17,122,925

Net increase in cash and cash equivalents	2,225,694	1,582,637	13,396,158
Effect of movements in exchange rates on cash held	415,306	89,916	(62,928)
Cash and cash equivalents at beginning of year	21,936,422	20,263,869	6,930,639
Cash and cash equivalents at end of year (Note 4)	$24,577,422	$21,936,422	$20,263,869

Non-cash investing and financing activities
Equity portion of the settlement of a borrowing from a third party	-	-	15,914,615
Equity portion of purchase consideration paid for acquisition of fixed and intangible assets	-	-	1,848,000

*	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Beijing Wanjia and Handshake (Note 25) for the fiscal years ended December 31, 2024 and 2023.

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

The principal activities of the Company include providing Secured Logistics solutions and developing AI&Robotics Solutions. The Company’s operations are based in Thailand (with the principal executive office located in Singapore since November 2021).

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

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The two individuals owned in aggregate 49,000 ordinary shares with a value of approximately $16,000. The cumulative preferred shares are entitled to dividends of USD$0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of December 31, 2021 is approximately $1,700. Pursuant to article of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders. AI Thailand is the wholly controlled subsidiary. No dividends were declared during the years ended December 31, 2025, 2024 and 2023.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one preferred share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of association a shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand. Beginning March 2020, GF Cash (CIT) commenced AI&Robotics solution business of selling and leasing of robots. No dividends were declared during the years ended December 31, 2025, 2024 and 2023. 97% of shares in GF Cash (CIT) are owned by AI Thailand and Southern Ambition, which were previously held by Guardforce TH Group Co., Ltd and Guardforce 3 Limited, with the same majority shareholder.

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

GFAI Robot & Smart Machines Trading LLC (“AI Dubai”) was incorporated in the United Arab Emirates (UAE) on March 13, 2022. AI Dubai commenced robotic AI solution business of selling and leasing robots. AI Dubai is a 100% owned subsidiary of AI Robot Service. On September 3, 2025, the Company deregistered AI Dubai.

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

On May 24, 2022, the Company entered into a Sale and Purchase Agreement (the “Yeantec Agreement”) with Shenzhen Yeantec Co., Limited (“Yeantec”) to acquire 100% of the equity interests in Beijing Wanjia Security System Co., Ltd. (“Beijing Wanjia”) from Yeantec. Beijing Wanjia is a PRC-based company with more than 25 years of experience in providing integrated security solution, focusing on fire alarm security systems, and a well-established customer base among retail businesses. The acquisition serves the growth of the Company’s other security business. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On June 16, 2022, the Company issued 3,780,000 restricted Ordinary Shares to the sellers’ designated parties. As a result of the 2023 share consolidation, the number of shares issued to Shenzhen Kewei became 94,500. On December 25, 2025, due to the Company’s ongoing portfolio optimization and AI strategic repositioning efforts, we entered into an equity transfer agreement to dispose of our entire equity interest in Beijing Wanjia on January 9, 2026 (Note 25).

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

The following diagram illustrates the Company’s legal entity ownership structure as of December 31, 2025:

2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

2.1	Basis of presentation

The financial statements were approved by the Board of Directors and authorized for issuance on April 21, 2026.

On August 20, 2021, the shareholders of the Company approved a 1 for 3 share consolidation (the “2021 share consolidation”) of the Company’s authorized and issued ordinary shares whereby every three shares were consolidated into one share. On January 31, 2023, the Company completed another share consolidation (the “2023 share consolidation”) of the Company’s authorized and issued ordinary shares whereby every forty shares were consolidated into one share (Note 16). As a result of the 2021 share consolidation and the 2023 share consolidation, the par value of each ordinary share became $0.12. The accompanying consolidated financial statements and all share and per share amounts have been retroactively restated to reflect the share consolidation.

On December 25, 2025, the Company approved to divest its entire equity interest in Beijing Wanjia (Note 25). The assets and liabilities of Beijing Wanjia are reported as held for sale at December 31, 2025. The operating results of Beijing Wanjia have been reported as discontinued operations. Prior periods have been restated to conform to this presentation to allow for a meaningful comparison of continuing operations.

The consolidated financial statements of Guardforce and subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

Going Concern basis

As of December 31, 2025, the Company has incurred an accumulated deficit of $70.9 million. For the year ended December 31, 2025, the Company had an operating loss of $5.9 million and a net operating cash outflow of $1.3 million. The principal sources of funding have historically been cash contributions from equity financing. For the year ended December 31, 2025, the Company issued 5.1 million Ordinary Shares pursuant to the 2025 ATM offering for gross proceeds of $6.9 million. As of December 31, 2025, the Company had cash and cash equivalents of approximately $24.5 million. Taking this into consideration, the Company believes it will have sufficient available financial resources to meet its obligations and working capital requirements for at least the next twelve months from the date of issuance of these financial statements. Accordingly, the Company considers that it is appropriate to prepare the consolidated financial information on a going concern basis.

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

The consolidated balance sheets of the Company as of December 31, 2025 and 2024 have been prepared to present the assets and liabilities of the subsidiaries under the historical cost convention.

Equity interests in subsidiaries held by parties other than the controlling shareholders are presented as non-controlling interests in equity.

All intra-group and inter-company transactions and balances have been eliminated on consolidation.

2.3	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the management for their decisions about resources allocation to the Company’s business components and for their review of the performance of those components. The business components in the internal financial reported to the management are determined following the Company’s major service lines.

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following three operating segments segmental data as shown in Note 21:

(i)	Secured Logistics Business;

(ii)	AI&Robotics Solution Business; and

(iii)	Corporate and others

The Corporate and others segment covers the non-operating activities supporting the Company. It comprises the Company’s holdings and treasury organization, including its headquarter and central functions. All listing related expenses are included in the Corporate and others segment. This segment is an administrative-operating segment rather than a revenue-generating operating segment.

The Company approved the divestiture of Beijing Wanjia on December 25, 2025 and the divestiture was completed on January 9, 2026. At December 31, 2025, Beijing Wanjia was classified as a disposal group held for sale and as a discontinued operation. The business of Beijing Wanjia represented the entirety of the Company’s general security operating segment through December 31, 2024, which is excluded from the Company’s segment reporting.

Segment assets and liabilities include all assets except for assets and liabilities of entities which are classified as held for sale. In addition, corporate assets and liabilities which are not directly attributable to the business activities of any reportable segment are allocated to the corporate and others segment.

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

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2025, 2024 and 2023 include provision for obsolete inventory, impairment on property, plant and equipment and intangible assets, allowance for withholding tax receivables, provision for expected credit loss on trade receivables and other receivables, useful life of property, plant and equipment and intangible assets, impairment of goodwill, measurement of stock-based compensation expenses, measurement of retirement benefit obligations, measurement of consideration and assets and liabilities acquired as business combinations, accounting for leases, valuation of deferred tax assets and assets held for sale.

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

The currency exchange rates that impact the business are shown in the following table:

	Year End Rate			Average Rate
	As of December 31,			For the Years Ended
	2025	2024	2023	2025	2024	2023
Thai Baht	0.0317	0.0291	0.0292	0.0305	0.0284	0.0288
Hong Kong Dollar	0.1285	0.1287	0.1282	0.1282	0.1282	0.1282
Chinese Renminbi	0.1429	0.1370	0.1409	0.1394	0.1391	0.1414

In the individual financial statement of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transaction. At the end of the reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation of monetary assets and liabilities at the end of the reporting period are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are note retranslated (i.e. only translated using the exchange rates at the transaction date).

In the consolidated financial statements, all individual financial statement of foreign operations, originally presented in a currency different from the Company’s presentation currency, have been converted into USD. Assets and liabilities have been translated into USD at the closing rates at the end of the reporting period. Incomes and expenses have been converted into USD at the exchange rates ruling at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly. Any differences arising from this procedure have been recognized in other comprehensive income and accumulated separately in the translation reserve in equity.

On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss.

2.8	Financial risk management

2.8.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(a) Market risk

(i)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from various currency exposures in its ordinary course of business. These risks primarily stem from future commercial transactions, recognized assets, and liabilities denominated in currencies other than the functional currency of the respective Group entities.

The Company’s primary foreign exchange exposure arises from U.S. dollar (USD)-denominated cash and cash equivalents held by subsidiaries whose functional currency is not USD. While the Company endeavors to manage foreign exchange risk by matching foreign currency revenues with expenditures and, where appropriate, utilizing derivative financial instruments, fluctuations in exchange rates—particularly between the U.S. dollar and the functional currencies of these subsidiaries—can still materially impact the Company’s financial position and cash flows.

As of December 31, 2025, 2024 and 2023, we had USD denominated cash and cash equivalents of $1,988,886 and $1,299,357 and $201,630. For the years ended December 31, 2025, 2024 and 2023, the aggregate net foreign exchange (losses)/gains recognized in profit or loss were $(19,825), $5,760 and $305,026.

In accordance with IFRS 7, the Company performs sensitivity analysis to evaluate the potential impact of foreign exchange rate fluctuations. the Company is exposed to foreign exchange risk primarily arising from USD-denominated cash and cash equivalents held by subsidiaries whose functional currency is the Renminbi (RMB). The value of the RMB against the USD may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and the foreign exchange policy adopted by the PRC government. During the periods from 2023 to 2025, the exchange rate of the RMB against the USD experienced varying degrees of volatility.

For the years ended December 31, 2025, 2024 and 2023, if the USD strengthened/weakened by 5% against the RMB with all other variables held constant, net loss for the years then ended would have been $56,043 higher/lower, $43,704 higher/lower and $569 higher/lower, respectively.

(ii)	Interest rate risk

The Company’s exposure to changes in interest rates are mainly attributable to its borrowings and loans. At the reporting date, based on the composition of borrowings at December 31, 2025 (Note 13), if interest rates on borrowings had been 100 basis points higher/lower with all other variables held constant, the Company’s post-tax results for the year would have been approximately $nil, $400 and $3,800 lower/higher for the years ended December 31, 2025, 2024 and 2023, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

(b)	Credit risk

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

The Company assesses expected credit loss under IFRS 9 on trade receivables based on provision matrix, the expected loss rates are based on the payment profile for sales as well as the corresponding historical credit losses during that period. The historical rates are adjusted to reflect current and forward-looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. At the end of each reporting period, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

The Company would make periodic collective and individual assessment on the recoverability of other receivables based on historical settlement records and past experience and current external information and adjusted to reflect probability-weighted forward-looking information, including the default rate where the relevant debtors operates. There is no significant increase in credit risk on other receivables since initial recognition as the risk of default is low after considering the factors.

Provision for expected credit loss on the trade receivables and other receivables for the year ended December 31, 2025, 2024 and 2023 are $16,995, $210,437 and $96,877, respectively.

The credit risks on cash and cash equivalents and restricted cash are considered to be insignificant because the counterparties are banks/financial institutions with high credit ratings assigned by international credit-rating agencies.

(c)	Liquidity risk

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

Year ended December 31, 2025	Within 1 year	1 to 5 years	Total
Trade payables and other current liabilities	$2,894,846	$-	$2,894,846
Lease liabilities	2,365,069	2,203,473	4,568,542
	$5,259,915	$2,203,473	$7,463,388

Year ended December 31, 2024	Within 1 year	1 to 5 years	Total
Trade payables and other current liabilities	$4,245,794	$-	$4,245,794
Borrowings	44,232	-	44,232
Lease liabilities	1,702,231	951,271	2,653,502
	$5,992,257	$951,271	$6,943,528

2.8.2	Capital risk management

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

Accordingly, no fair value hierarchy disclosures have been presented, as the Company has nil items that were measured at fair value for the year ended December 31,2025.

Financial Instruments

Financial assets

	As of December 31,
	2025	2024
Cash and cash equivalents	$24,545,290	$21,936,422
Restricted cash	2,322,790	1,460,380
Withholding taxes receivable, net	3,228,126	2,361,786
Trade receivables, net	4,947,264	5,922,345
Other current assets	1,337,099	65,808
Other financial assets at amortized cost	77,100	-
Other non-current assets	272,827	998,971
Total	$36,730,496	$32,745,712

Financial liabilities

	As of December 31,
	2025	2024
Trade payables and other current liabilities	$2,894,846	$4,245,794
Lease liabilities	4,222,940	2,560,829
Borrowings	-	44,232
Total	$7,117,786	$6,850,855

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all of its risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, trade receivables, other current assets, withholding taxes receivable, other financial assets at amortized cost, trade payables and other current liabilities, borrowings and lease liabilities. As of December 31, 2025 and 2024, the carrying values of cash and cash equivalents, restricted cash, trade receivables, other current assets, withholding taxes receivables, other financial assets at amortized cost, trade payables and other current liabilities, borrowings and lease liabilities approximate their fair values due to the short-term maturity of these instruments.

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

On January 25, 2022, the Company established the 2022 Equity Incentive Plan (the “Plan”). Under the Plan, participants are granted restricted shares which only vest if certain performance standards are met. Participation in the Plan is at the Board’s discretion, and no individual has a contractual right to participate in the Plan or to receive any guaranteed benefits. The Company accounts for the stock-based payments (primarily restricted shares) with the fair value of the restricted shares on the date of grant and recognition of stock-based compensation expense on the consolidated statements of profit or loss over the vesting period for awards expected to vest. The fair value of restricted stock is determined based on the share price at which the Company’s shares are traded on the Nasdaq Stock Exchange at the date of the grant, which management has taken into account an estimated discount to reflect the impact of the post-vesting restrictions. Additional disclosures on stock-based compensation are in Note 17.

2.11	Cash and cash equivalents and restricted cash

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

As of December 31, 2025 and 2024, non-current restricted cash amounting to $2.3 million and $1.4 million, respectively represents cash pledged with two local banks in Thailand as collateral for bank guarantees issued amounting to $2,808,677 by those banks in respect of (i) project performance for government and commercial bank customers; (ii) fuel consumption under the fleet credit card; and (iii) electricity usage. Additional disclosures on cash and cash equivalents and restricted cash are provided in Note 4.

2.12	Trade receivables

Trade receivables are recorded at net realizable value consisting of the carrying amount less an allowance for expected credit losses as needed. The allowance for expected credit losses is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts and accounts receivable from third parties. The Company determines the allowance for expected credit losses based on aging data, historical collection experience, customer specific facts and economic conditions. The Company writes-off trade receivable when amounts are deemed uncollectible. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.

The Company recorded a provision for expected credit losses on trade receivables and other receivables of $16,995, $210,437 and $96,877 during the years ended December 31, 2025, 2024 and 2023, respectively. (Note 6)

2.13	Inventories

Inventories consist of robots and the general security service-related equipment including but not limited to hard drives, CCTV and sensors which are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated selling costs. When inventory is sold, their carrying amount is charged to expense in the period in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the period the impairment or loss occurs. The Company recorded allowances for slow moving or obsolete inventory of $nil, $nil and $3,797,552 during the years ended December 31, 2025, 2024 and 2023, respectively. (Note 5)

2.14	Assets held for sale and discontinued operations

The Company classifies assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Assets and disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset or a disposal group, excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the assets or disposal groups are available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the assets and the sale is expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss. Additional disclosures are provided in Note 25. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

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

Depreciation is calculated using the straight-line method over the following estimated useful lives:

Estimated useful life
Leasehold improvements	Lesser of useful life or remaining lease term
Machinery and equipment	5 years
Office furbishing and equipment	5 years
Vehicles	5,10 years
Smart Cash Solution machines	5 years
Robots	5 years

2.17	Assets under construction

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

At the acquisition date, any goodwill acquired is allocated to the cash-generating units (“CGU”) which are expected to benefit from the business combination’s synergies. Impairment is determined by assessing the recoverable amount of the CGU to which the goodwill related. Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. These estimates include the sales annual growth rate, the long-term growth rate and discount rate. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in these circumstances is measured on the basis of the relative values of the operation disposed of and the portion of the CGU retained.

The Company recorded impairment losses on goodwill of $384,639, which has been reclassified to the net loss from discontinued operations for the year ended December 31, 2025. The Company recorded impairment losses on goodwill of $30,575 and $2,267,583 for the years ended December 31, 2024 and 2023.

2.20	Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset through use of sale is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of (a) fair value less costs to sell or (b) value in use where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the asset belongs. Management estimated the value in use by estimating the expected cash flows from the CGU as well as a suitable discount rate in order to calculate the present value of those cash flows. The basis of impairment is determined based on the result of assessment.

During the years ended December 31, 2025, 2024 and 2023, impairment losses on the robots’ fixed assets of $nil, $nil and $3,682,789, respectively, were recognized when the carrying amount was greater than the value in use, respectively. In addition, the Company recognized impairment loss on the cash management related intangible assets of $603,677, which has been reclassified to the net loss from discontinued operations for the year during the year ended December 31, 2025. (Note 25) The Company recognized impairment loss on the cash management related intangible assets of $188,797 during the year ended December 31, 2024. (Note 9)/(Note 11)

The AI & Robotic Solution Business has incurred operating losses for each of the three years ended 31 December 2025. Accordingly, management has performed an impairment assessment of the Intelligent Cloud Platform, which represents the principal non-current asset of this segment, as at 31 December 2025. The recoverable amount of the asset has been determined using a value-in-use model based on discounted cash flow forecasts based on financial budget approved by the management covering a seven-year period. The key assumptions used in estimating the recoverable amounts were as WACC of 17.2%.

The cash flow projections are derived from management-approved budgets and forecasts covering the remaining useful life of the asset and reflect estimates of future revenue and related operating expenditures of the AI & Robotic Solution Business. In preparing these forecasts, the directors have exercised significant judgement in making assumptions regarding future customer subscription levels, revenue growth rates and cost structures over the forecast period.

As the projected revenues are largely dependent on uncommitted future customer subscriptions, there is inherent uncertainty as to whether the assumed levels of revenue and expenditure will be achieved. Consequently, actual outcomes may differ from the assumptions used, and any adverse changes could give rise to a need to revise the cash flow forecasts and reassess the recoverable amount of the asset in the forthcoming financial year.

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

The Company generates its revenue primarily from two service lines: (1) Secured Logistics; (2) AI&Robotics Solution.

Each service line primarily renders the following services:

(1)	Secured Logistics

(i) Cash-In-Transit – Non Dedicated Vehicle (CIT Non-DV); (ii) Cash-In-Transit - Dedicated Vehicle (CIT DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center (CCC); and (vii) Smart Cash Solution (previously offered as Cash Deposit Management Solution (GDM)).

(2)	AI&Robotics Solution

(i) AI&Robotics Solution (exclude Smart Retail Solutions) and (ii) Smart Retail Solutions;

All of the conditions mentioned above are accomplished normally when the services are rendered to the customer and this moment is considered a point in time. The reported revenue reflects services delivered at the contract or agreed-upon price.

Revenue is recognized when the related performance obligations are satisfied.

Fixed Fees
Service Type		Performance Obligations	Per delivery / order	Per month
Cash-In-Transit (CIT) – Non Dedicated Vehicles (Non-DV)	(a)	Delivery from point A to point B per customer request. Service obligation is generally completed within same day.	√
Cash-In-Transit (CIT) – Dedicated Vehicles to Banks (DV)	(a)	Delivery from point A to point B per customer request. Service obligation is generally completed within same day.	√
ATM Management	(a)	Includes replenishment of ATM machines and first level maintenance services. Service obligation is generally completed within the same day.	√
Cash Processing (CPC)	(b)	Cash counting, sorting and vaulting services for customers in the retail industry.		√
Cash Center Operations (CCT)	(b)	Cash counting, sorting and depositing for local commercial banks on behalf of Bank of Thailand (BOT).		√
Consolidated Cash Center (CCC)	(b)	Cash counting, sorting and depositing for Bank of Thailand (BOT).		√
Express Cash	(a)	Armored trucks (with onboard Smart Cash Solution machines) and crew teams are assigned to collect cash on behalf of local commercial banks. Service obligation is generally completed within the same day.	√
Coin Processing Service	(a)	Armored vehicles and crew teams are assigned to collect/deliver coins to/from customer sites. Service obligation is generally completed within the same day.	√
Smart Cash Solutions	(b)	Cash deposit machines (Smart Cash Solution Machine) are installed at the customers’ sites for the collection of cash.		√
AI&Robotics Solution - Robotic Solutions	(a) / (b)	Delivery of robots and inspection completed at customer site. Robots are leased out for a fixed term, advertising services are charged at a monthly agreed rate	√	√
AI&Robotics Solution -Smart Retail Solution	(a)	Completion of integrated AI camera installation	√
AI&Robotics Solution - DVGO Subscription service	(b)	Subscription service with customers charged a fixed monthly fee for access to the platform		√

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

Disaggregation information of revenue by service type which was recognition based on the nature of performance obligation disclosed above is as follows:

	For the year ended December 31,
Service Type	2025	Percentage of total revenue	2024	Percentage of total revenue	2023	Percentage of total revenue
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$12,869,962	36.6%	$12,233,722	37.5%	$11,882,370	36.4%
Cash-In-Transit - Dedicated Vehicle to Banks (CIT DV)	3,884,178	11.0%	3,643,999	11.2%	3,814,604	11.7%
ATM Management	6,858,228	19.5%	6,710,954	20.6%	7,579,774	23.2%
Cash Processing (CPC)	4,499,048	12.8%	3,660,152	11.2%	3,265,052	10.0%
Cash Center Operations (CCT)	1,772,142	5.0%	1,764,619	5.4%	1,824,381	5.6%
Consolidate Cash Center (CCC)	625,264	1.8%	520,008	1.6%	726,599	2.2%
Smart Cash Solution	4,441,192	12.6%	3,899,564	11.9%	2,794,708	8.6%
Others *	-	0.0%	3,271	0.0%	5,062	0.0%
AI&Robotics Solutions (exclude Smart Retail Solutions)	239,475	0.6%	198,902	0.6%	757,284	2.3%
Smart Retail Solutions	43,212	0.1%	-	-%	-
Total	$35,232,701	100.0%	$32,635,191	100.0%	$32,649,834	100.0%

*	Others include revenues from express cash, coin processing services and international shipment.

During the years ended December 31, 2025, 2024 and 2023, revenue amounting to $35,232,701, $32,630,523 and $32,581,009 were generated from third parties, respectively; and $nil, $4,668 and $68,825 were generated from a related party (Note 20), respectively.

The Company categorizes the revenue into following groups, Legacy Secured Logistic and AI, RaaS&Smart Solutions. Our Legacy Secured Logistics include (i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center Operations (CCC); and (vii) Others.

The AI, RaaS & Smart Solution revenue, which includes (i) AI&RaaS Solution include revenues from AI&Robotics Solution exclude Smart Retail Solution; (ii) Smart Solution include Smart Cash Solution and Smart Retail Solution.

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

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax expense is charged to the consolidated statements of profit or loss as incurred.

Current income taxes are recorded in the results of the year they are incurred.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income/(loss). Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carry forwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences will be available against which those deductible temporary differences can be utilized after considering future tax planning strategies. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income/(loss) nor the accounting income/(loss).

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

Provisions are recognized for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, or it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

As of the date of this report, the Company is a defendant in various labor lawsuits in Thailand totaling approximately $0.09 million. Management believes the labor related cases are without merit and is confident that such lawsuits will be dismissed.

During the year ended December 31, 2023, regarding cases with Mr. Tu, a related party, the Company sought legal advice to resolve legal disputes through mediation. On March 22, 2024, the Company reached a settlement with Mr. Tu, including Mr. Tu agreeing to withdraw all the claims against the Company. The Company had fully paid off these balances in cash on May 3, 2024 and on March 27, 2024, Mr. Tu had withdrawn all the claims against the Company. Therefore, no provision has been made for these liabilities in the financial statements (Note 20).

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

As of December 31, 2025, 2024 and 2023, actuarial (loss)/gain of $(268,626), $(271,578) and $3,486, net of tax has been recognized in other comprehensive income, respectively (Note 15).

Employees employed under the Hong Kong Employment Ordinance are entitled to long service payment if the eligibility criteria are met. The Company participates in a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance, for all of its employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees’ basic salaries.

The employees of the Company’s subsidiaries which operate in the PRC are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute according to the statutory rate of its payroll costs to the central pension scheme. Contributions are recognized as an expense in profit or loss as employees render services during the year. The Company’s obligations under these plans are limited to the fixed percentage contributions payables. As of December 31, 2025, 2024 and 2023, contributions to defined contribution pension schemes of $68,227, $68,122 and $61,960 has been recognized in profit or loss, respectively.

Total staff costs for the years ended December 31, 2025, 2024, and 2023 was shown as below:

	For the years ended December 31,
	2025	2024	2023
Wages, salaries and other staff benefits	$22,157,712	$21,104,490	$21,142,776
Stock-based compensation expense	1,350,800	1,849,356	1,101,800
Contribution to defined contribution retirement schemes	787,301	719,758	641,671
Current service costs to defined benefit retirement schemes	614,051	524,156	447,576
Total	$24,909,864	$24,197,760	$23,333,823

2.29	Leases

Leases as lessee

From January 1, 2019, in accordance with IFRS 16, leases with terms greater than 12 months are recognized as a right-of-use asset (“ROU”) and a corresponding lease liability at the date in which the leased asset is available for use by the Company. Contracts may contain both lease and non-lease components. The Company elected not to separate non-lease components and will instead account for the lease and non-lease components as a single lease component. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments.

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

Leases as lessor

The Company leases out fixed assets consisting of different types of robots to third parties. All leases are classified as operating leases as the Company does not transfer substantially all of the risks and rewards incidentally to the ownership of the assets.

During the year ended December 31, 2025, 2024 and 2023, the Company recognized rental income of approximately $66,506, $35,845 and $493,516, respectively. Rental income is recognized on a straight-line basis over the term of the lease.

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

Basic EPS is calculated by dividing the net profit/(loss) attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding stock-based awards and convertible debt instruments, unless their inclusion in the calculation is anti-dilutive.

2.32	Other financial assets at amortized cost

Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in “other gains/(losses)” together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

2.33	Share Capital

Ordinary shares are classified as equity. Share capital is recognized at the amount of consideration of shares issued, after deducting any transaction costs associated with the issuing of shares to the extent, they are incremental costs directly attributable to the equity transaction.

2.34	New and amended accounting standards

All new standards and amendments that are effective for annual reporting period commencing January 1, 2025 have been applied by the Company for the year ended December 31, 2025. These new and amended standards did not have material impact on the consolidated financial statements of the Company.

At the date of authorization of these consolidated financial statements, the following certain new and amended IFRS Accounting Standard have been issued but are not yet effective for annual reporting periods ending on 31 December, 2025 and the Company is still evaluating the impact of these new and amended guidance:

Date of issue	Title	Effective date
April 2024	IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
May 2024	IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
May 2024	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: Classification and Measurement of Financial Instruments	January 1, 2026
July 2024	Annual Improvements to IFRS standards - Volume 11	January 1, 2026
December 2024	Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-Dependent Electricity	January 1, 2026
August 2025	Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
November 2025	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency	January 1, 2027

3.	BUSINESS COMBINATIONS

Fiscal year 2025 acquisitions:

No acquisition transactions was completed during 2025.

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

During the year ended December 31, 2024, the Company recorded a full goodwill impairment loss on InnoAI of $30,575.

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	As of December 31,
	2025	2024
Cash on hand	$591,145	$541,937
Cash in bank	23,954,145	21,394,485
Subtotal	24,545,290	21,936,422
Restricted cash – current	-	27,642
Restricted cash – non-current	2,322,790	1,432,738
Subtotal	26,868,080	23,396,802
Cash at banks attributable to discontinued operations	32,132	-
Cash, cash equivalents, and restricted cash	$26,900,212	$23,396,802

Cash and cash equivalents in continuing operations	$24,545,290	$21,936,422
Cash and cash equivalents in discontinued operations	32,132	-
Cash and cash equivalents presented in consolidated statements of cash flows	$24,577,422	$21,936,422

As of December 31, 2025 and December 31, 2024, the Company had approximately $15,500,000 and $13,000,000 time deposits in banks. These deposits have original maturities of 90 days and earn interest at rates ranging from 3.63 % to 3.80% per annum for the year ended December 31,2025. For the year ended December 31, 2024, the deposits earned interest rates ranging from 4.10% to 4.44%. The Company recorded interest income of $653,661 and $500,012 for the years ended December 31, 2025 and 2024.

As of December 31, 2025, restricted cash – non current primarily consists of cash deposits maintained in designated banks accounts as guarantees required by customers to secure the Company’s performance of its contractual obligations.

5.	INVENTORIES

	As of December 31,
	2025	2024
Robots at warehouse	$754,945	$4,112,364
Security equipment and others	21,519	274,854
Impairment provision for inventories	(754,945)	(4,112,364)
Inventories	$21,519	$274,854

During the years ended December 31, 2025, the Company disposed the majority of robots which has been full impaired. The Company recorded a provision for slow moving or obsolete robots’ inventory of $nil, $nil and $3,797,552 during the years ended December 31, 2025, 2024 and 2023, respectively. As the Company has decoupled with Beijing Wanjia Security System Limited on December 25, 2025, the Security equipment and others balance as of December 31, 2025 does not have inventory balance from Beijing Wanjia.

6.	TRADE RECEIVABLES, NET

	As of December 31,
	2025	2024
Trade receivables	$5,285,548	$6,279,680
Provision for expected credit loss on trade receivables	(338,284)	(357,335)
Trade receivables, net	$4,947,264	$5,922,345

The movement in provision for expected credit losses on trade receivables is as follows:

	As of December 31,
	2025	2024
Balance at January 1	$357,335	$149,339
Excepted credit losses allowance recognized during the year	11,639	210,437
Reclassify to held for sale assets	(50,330)	-
Exchange difference	19,640	(2,441)
Balance at December 31	$338,284	$357,335

The movement in the Company’s provision for expected credit loss on trade receivables was $11,639, $210,437 and $103,534 during the years ended December 31, 2025, 2024, and 2023, respectively.

The following tables details the Company’s trade receivables as of:

December 31, 2025

	Trade receivables - as of December 31, 2025
	<30	31-60	61-90	91 and over	Total
Trade receivables	$4,909,392	$29,910	$1,255	$6,707	$4,947,264

December 31, 2024

	Trade receivables - as of December 31, 2024
	<30	31-60	61-90	91 and over	Total
Trade receivables	$5,500,821	$371,305	$5,524	$44,695	$5,922,345

7.	WITHHOLDING TAXES RECEIVABLES, NET

	As of December 31,
	2025	2024
Balance at January 1,	$2,361,786	$2,224,846
Addition	780,352	771,906
Collection	-	(625,052)
Provision for receivables	(149,838)	(4,339)
Exchange difference	235,826	(5,575)
Balance at December 31,	$3,228,126	$2,361,786

	As of December 31,
	2025	2024
Current portion	$902,845	$393,960
Non-current portion	2,325,281	1,967,826
Withholding taxes receivables, net	$3,228,126	$2,361,786

During the year ended December 31, 2025, the Company did not receive the withholding tax refund as the Thailand’s Revenue Department is still in the progress of processing the tax refunds from prior years. The Company recorded an additional provision of approximately $0.1 million, representing the difference between the provision calculated based on current estimates and the existing carrying balance.

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

8.	OTHER CURRENT AND OTHER NON-CURRENT ASSETS

	As of December 31,
	2025	2024

Prepayments – office and warehouse rental	$109,997	$820,110
Prepayments and refund - insurance	199,806	430,693
Prepayments - others	350,400	566,715
Deposits	1,243,195	-
Input VAT and other taxes receivable	288,872	233,709
Tools and supplies	132,523	113,136
Interest receivable on bank deposits	90,371	65,808
Cash advances to employees	11,664	46,685
Uniforms	10,677	14,583
Other receivables	3,533	-
Other current assets	$2,441,038	$2,291,439

Deposits	$272,827	$998,971
Other non-current assets	$272,827	$998,971

The deposits mainly include tender deposits relating to several contract bidding that were in progress as at December 31, 2025. The tender deposits will be refunded in full in the event of unsuccessful bidding.

9.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment	Office furbishing and equipment	Vehicles	Assets under construction	GDM machines	Robots	Total
Cost
At December 31, 2023	$3,073,809	$4,829,343	$5,335,825	$15,505,385	$108,909	$3,133,883	$3,954,153	$35,941,307
Additions	-	36,276	34,260	154,597	-	19,448	-	244,581
Disposals	(988,790)	-	(2,609,458)	(306,145)	-	-	(362,163)	(4,266,556)
Transfer in (out)	-	-	-	73,293	(73,293)	-	-	-
Exchange differences	(34,997)	(18,507)	(80,975)	(63,111)	(2,153)	(12,106)	(20,085)	(231,934)
At December 31, 2024	$2,050,022	$4,847,112	$2,679,652	$15,364,019	$33,463	$3,141,225	$3,571,905	$31,687,398
Additions	28,563	45,973	63,200	456,752	24,534	188,424	-	807,446
Disposals	(359,933)	(169,481)	(49,271)	-	-	(71,221)	(2,920,765)	(3,570,671)
Transfer in (out)	-	35,075	-	-	(35,075)	-	-	-
Reclassify to held for sale assets	-	-	(143,440)	(132,258)	-	-	-	(275,698)
Exchange differences	164,388	429,596	228,688	1,367,253	2,575	285,272	105,816	2,583,588
At December 31, 2025	$1,883,040	$5,188,275	$2,778,829	$17,055,766	$25,497	$3,543,700	$756,956	$31,232,063

Accumulated Depreciation
At December 31, 2023	$2,605,039	$4,761,599	$5,015,520	$13,880,678	$-	$1,680,593	$3,954,153	$31,897,582
Depreciation charged for the year	101,235	48,875	122,119	373,205	-	426,191	-	1,071,625
Disposals	(988,784)	-	(2,607,288)	(304,070)	-	-	(362,163)	(4,262,305)
Exchange differences	(31,330)	(17,940)	(80,027)	(57,234)	-	3,256	(20,085)	(203,360)
At December 31, 2024	$1,686,160	$4,792,534	$2,450,324	$13,892,579	$-	$2,110,040	$3,571,905	$28,503,542
Depreciation charged for the year	95,910	43,558	108,794	435,025	-	414,692	-	1,097,979
Disposals	(345,094)	(139,839)	(49,145)	-	-	(71,221)	(2,920,765)	(3,526,064)
Reclassify to held for sale assets	-	-	(132,830)	(128,138)	-	-	-	(260,968)
Exchange differences	137,509	424,411	211,411	1,247,482	-	202,040	105,816	2,328,669
At December 31, 2025	$1,574,485	$5,120,664	$2,588,554	$15,446,948	$-	$2,655,551	$756,956	$28,143,158

Net book value
At December 31, 2024	$363,862	$54,578	$229,328	$1,471,440	$33,463	$1,031,185	$-	$3,183,856
At December 31, 2025	$308,555	$67,611	$190,275	$1,608,818	$25,497	$888,149	$-	$3,088,905

There was no impairment of property, plant and equipment recorded for the years ended December 31, 2025 and December 31, 2024. No property, plant and equipment were pledged as security for bank borrowings for the year ended December 31, 2025.

10.	RIGHT-OF-USE ASSETS AND LEASE LIABILTIES

The carrying amounts of right-of-use assets are as below:

	As of December 31,
	2025	2024
Balance at January 1,	$2,268,022	$2,688,208
New leases	4,054,878	1,580,321
Termination of leases	(38,560)	(114,301)
Depreciation expense	(2,025,685)	(1,861,512)
Exchange difference	264,654	(24,694)
Balance at December 31,	$4,523,309	$2,268,022

The total lease liabilities are as below:

	As of December 31,
	2025	2024
Current portion	$2,141,509	$1,670,909
Non-current portion	2,081,431	889,920
Lease liabilities	$4,222,940	$2,560,829

	As of December 31,
	2025	2024
Total minimum lease payments:
Due within one year	$2,365,069	$1,702,231
Due in the second to fifth years	2,203,473	951,271
	4,568,542	2,653,502
Future finance charges on lease liabilities	(345,602)	(92,673)
Present value of lease liabilities	$4,222,940	$2,560,829

The Company leases various buildings, equipment and vehicles that are used for daily operations during the three years ended December 31, 2025. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during year 2025, 2024 and 2023 was 7.17%, 5.47% and 4.23%, respectively.

During the years ended December 31, 2025, 2024 and 2023, interest expense of $183,293, $144,451 and $402,844 arising from lease liabilities was included in finance costs, respectively. Depreciation expense related to right-of-use assets was $2,025,685, $1,861,512 and $2,006,421 respectively during the years ended December 31, 2025, 2024 and 2023.

11.	INTANGIBLE ASSETS, NET

	Computer software	Right-of-use Platform	Customer base	Technical know-how	Security Surveillance system	Intelligent Cloud Platform	Assets under construction - Cash Management Systems	Total
Cost
At December 31, 2023	$919,222	$114,659	$829,560	$486,112	$1,524,224	$1,604,580	$194,082	$5,672,439
Additions	123,122	-	-	-	-	-	-	123,122
Exchange differences	(1,724)	(3,176)	(22,972)	(13,462)	(42,210)	(469)	(858)	(84,871)
At December 31, 2024	$1,040,620	$111,483	$806,588	$472,650	$1,482,014	$1,604,111	$193,224	$5,710,690
Additions	2,837	-	-	-	-	-	-	2,837
Assets classified as held for sale	-	-	(243,950)	(480,930)	(1,507,977)	-	-	(2,232,857)
Exchange differences	84,156	4,801	28,611	8,280	25,963	3,237	17,264	172,312
At December 31, 2025	$1,127,613	$116,284	$591,249	$-	$-	$1,607,348	$210,488	$3,652,982

Accumulated amortization
As December 31, 2023	$830,600	$114,659	$706,271	$82,956	$699,123	$402,580	$-	$2,836,189
Amortization charged for the year	60,190	-	81,147	54,600	104,673	133,515	-	434,125
Impairment of intangible assets	-	-	-	-	-	-	188,797	188,797
Exchange differences	(2,107)	(3,176)	(20,789)	(3,125)	(20,947)	(3,655)	4,427	(49,372)
As December 31, 2024	$888,683	$111,483	$766,629	$134,431	$782,849	$532,440	$193,224	$3,409,739
Amortization charged for the year	38,123	-	40,658	54,715	90,698	133,550	-	357,744
Impairment of intangible assets	-	-	-	98,032	505,645	-	-	603,677
Assets classified as held for sale	-	-	(243,950)	(289,533)	(1,392,906)	-	-	(1,926,389)
Exchange differences	79,806	4,801	27,912	2,355	13,714	5,215	17,264	151,067
As December 31, 2025	$1,006,612	$116,284	$591,249	$-	$-	$671,205	$210,488	$2,595,838

Net book value
At December 31, 2024	$151,937	$-	$39,959	$338,219	$699,165	$1,071,671	$-	$2,300,951
At December 31, 2025	$121,001	$-	$-	$-	$-	$936,143	$-	$1,057,144

The Company recognized impairment loss on the technical know-how and security surveillance system related intangible assets of $603,677 from Beijing Wanjia during the year ended December 31, 2025, and the amount has been reclassified to net loss from discontinued operations. The Company recognized impairment loss on the cash management related intangible assets of $188,797 during the year ended December 31, 2024.

12.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2025	2024
Payroll payable	$1,108,061	$1,204,345
Accrued expenses	1,075,620	693,589
Trade payables – third parties	545,737	2,004,404
Output VAT and other taxes payable	260,696	185,750
Other payables	88,463	174,667
Accrued customer claims, cash loss and shortage	76,965	168,789
Deferred revenue	2,712	117,820
Trade payables and other current liabilities	$3,158,254	$4,549,364

13.	BORROWINGS

	As of December 31,
	2025	2024
Current portion of long-term bank borrowings	-	44,232
Total borrowings	$-	$44,232

Bank loans were fully repaid during the year ended December 31, 2025. For the year ended December 31, 2024, the Company had one bank loan to support the business operations in Thailand, the annual interest rate on this borrowing is 4.69%, with a maturity date of April 7, 2025. For the years ended December 31, 2025, 2024 and 2023, interest expense recorded for the bank borrowings was $524, $10,776 and $60,131, respectively.

As of December 31, 2025, the Company has no unused bank overdraft availability and no unused trust receipts availability. As of December 31, 2024 and 2023, the Company had unused bank overdraft availability of $nil and approximately $292,000.

14.	TAXATION

Value added tax (“VAT”)

GF Cash (CIT) and AI R&I are subsidiaries operating in Thailand, which are subject to a statutory VAT of 7% for services in Thailand. Shenzhen GFAI, InnoAI and Guangzhou GFAI are the subsidiaries operating in the PRC, which are subject to a statutory VAT of 13% for goods delivered and rental provided, 6% for services provided and 9% for construction projects in the PRC. The output VAT is charged to customers who receive services from the Company and the input VAT is paid when the Company purchases goods and services from its vendors. The input VAT can be offset against the output VAT. The VAT payable is presented on the balance sheets when input VAT is less than the output VAT. A recoverable balance is presented on the balance sheets when input VAT is larger than the output VAT.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiary incorporated in the BVI is not subject to taxation.

The Organization for Economic Co-operation and Development (OECD) published the International Tax Reform- Pillar Two Model Rules (“Pillar Two”), derived from the digitization of the economy, global model rules against base erosion and profit shifting. The rules are designed to ensure that large multinational companies within the scope of the rules pay a minimum level of tax on income generated in a specified period in each jurisdiction where they operate. The rules apply a system of top-up taxation that raises the total amount of tax paid on an entity’s excess profits in a jurisdiction to the minimum rate of 15%

The Company has analyzed the potential exposure of the Pillar Two rules, concluding that there is not any impact on the Company’s consolidated financial statement as of and for the year ended December 31, 2025 and the Company also expects no significant impacts of Pillar Two in the coming years basically due to the following: As of December 31, 2025, the consolidated Company’s revenue did not exceed EUR 750 million in at least two out of the last four years. And the Company has no expectation of obtain an effective tax rate of 15% or less in Peru, Colombia or Mexico in the coming years.

The Company’s operating subsidiaries incorporated in different tax jurisdiction are subject to different corporate income tax rate as follows:

Corporate income tax rate
Hong Kong	16.5%
Singapore	17.0%
Thailand	20.0%
Malaysia	24.0%
Macau	12.0%
United States	21.0%
Australia	0.0%
United Arab Emirates	25.0%
United Kingdom	19.0%
South Korea	25.0%
Japan	23.2%
Canada	15.0%
Vietnam	20.0%
China	25.0%

Pre-tax profit/(loss) from continuing operations, by jurisdiction, for the years ended December 31, 2025, 2024 and 2023 is as follows:

	For the years ended December 31,
	2025	2024	2023
Cayman Islands	$(3,023,180)	$(3,518,091)	$(4,100,487)
BVI	(15,354)	(12,427)	(16,537)
Hong Kong	(1,943,137)	3,315,700	(10,805,695)
Singapore	(214,024)	(98,922)	(180,619)
Thailand	890,726	(134,639)	(2,852,376)
Malaysia	(55,941)	(163,664)	(2,761,202)
Macau	(10,799)	(73,618)	(193,865)
United States	(54,687)	(162,279)	(321,399)
Australia	-	-	15,199
United Arab Emirates (UAE)	94,192	-	(22,157)
United Kingdom	-	-	1,350
South Korea	-	(9,813)	(11,236)
Japan	276,935	(10,107)	(189,773)
Canada	-	-	3,418
Vietnam	-	-	17,123
China	(1,237,253)	(5,140,712)	(6,889,702)
	$(5,292,522)	$(6,008,572)	$(28,307,958)

The components of the income tax expense are:

	For the years ended December 31,
	2025	2024	2023
Current tax expense	$-	$-	$-
Deferred tax expense/(benefit)	49,416	(125,925)	434,320
Total income tax expense/(benefit)	$49,416	$(125,925)	$434,320

	For the years ended December 31,
Income tax is attributable to:	2025	2024	2023
Loss from continuing operations	$(6,394)	$(125,925)	$434,320
Loss from discontinued operations	55,810	-	-
Total income tax expense/(benefit)	$49,416	$(125,925)	$434,320

The reconciliation of income tax expense from continuing operations between the statutory tax rate of Thailand, the jurisdiction where the operations of the Group is substantially based, to income before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2025	2024	2023
Loss before income tax expense	$(5,292,522)	$(6,008,572)	$(28,307,958)
Income tax statutory rate	20%	20%	20%
Income tax expense at statutory tax rate	(1,058,504)	(1,201,714)	(5,661,592)
Expenses not deductible for income tax purpose	14,847	91,198	92,781
Tax losses and other temporary differences for which no deferred tax assets were recognized, net	419,774	501,722	5,132,985
Effect of foreign tax rates	617,489	482,869	870,146
Income tax (benefit)/expense	$(6,394)	$(125,925)	$434,320

Deferred tax assets and liabilities are comprised of the following,

	As of December 31,
The balance comprises temporary differences attributable to:	2025	2024
Provision for employee benefits	$1,298,383	$1,105,558
Lease liabilities	692,068	408,519
Impairment and provision	460,899	358,575
Deferred tax assets	2,451,350	1,872,652
Less:
Right-of-use assets	843,846	397,036
Property, plant and equipment	189,330	194,085
Deferred tax assets, net	$1,418,174	$1,281,531

As of December 31, 2025 and 2024, the Company has unused tax losses of $4,711,751 and $6,062,376. These tax losses were incurred by a subsidiary that is not expected to generate taxable income in the foreseeable future, and so no deferred tax asset has been recognized. The expiry years of these unused tax losses are shown as below:

Expiry year	Unused tax losses
2026	$527,864
2027	4,008,701
2028	175,186
Total	$4,711,751

15.	PROVISION FOR EMPLOYEE BENEFITS

Prior to March 30, 2022, the Company had a retired benefit plan (“Plan A”), another plan (“Plan B”) was established in 2022, both plans are based on the requirements of the Thailand Labor Protection Act B.E.2541 (1998) (Revised 2019) to provide retirement benefits to employees based on pensionable remuneration and length of service which are considered as unfunded. The plan asset is unfunded and the Company will pay benefits when needed. The Company expected contributions of $644,321 to the plan for the next annual reporting period.

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

The following assumptions have been adopted for Plan A’s actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as follows.

Age Group (Years)	Annual Voluntarily Resignation Rate of Direct Cost Staff	Annual Voluntarily Resignation Rate of Indirect Cost Staff
Below 31	14%	21%
31-40	7%	14%
41-50	5%	9%
Above 50	0%	0%

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 1.85% per year based on the zero coupon yield rate of government bonds in Thailand from the Thai Bond Market Association (Thai BMA) as of December 31, 2025. Duration (or single weighted average remaining time to retire) is 12.17 years.

2.	Salary Increase Rate: 2.00% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Movement in the present value of Plan A’s retired benefit obligation:

	As of December 31,
	2025	2024
Defined benefit obligations at January 1,	$5,527,788	$4,910,067
Benefits paid during the year	(661,346)	(443,213)
Current service costs	613,356	519,077
Interest	102,313	114,422
Past service cost and gain on settlement	36,119	79,935
Actuarial loss	361,992	352,577
Exchange differences	511,691	(5,077)
Defined benefit obligations at December 31,	$6,491,913	$5,527,788

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

For the year ended December 31, 2025

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$5,911,032	$(580,882)	-8.95	-1	$7,171,409	$679,495	10.47
Salary Increase Rate	1	6,943,004	451,090	6.95	-1	6,100,759	(391,154)	-6.03
Turnover Rate	1	6,212,256	(279,657)	-4.31	-1	6,598,498	106,584	1.64
Life Expectancy	+1 Year	6,508,466	16,552	0.26	-1 Year	6,475,487	(16,427)	-0.25

For the year ended December 31, 2024

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$5,070,154	$(457,634)	-8.28	-1	$6,060,911	$533,123	9.64
Salary Increase Rate	1	5,879,873	352,086	6.37	-1	5,221,419	(306,369)	-5.54
Turnover Rate	1	5,319,429	(208,359)	-3.77	-1	5,601,164	73,376	1.33
Life Expectancy	+1 Year	5,540,629	12,841	0.23	-1 Year	5,515,047	(12,741)	-0.23

Maturity profile of the defined benefit obligation as of December 31, 2025 and 2024, are as follow:

	As of December 31,
Year	2025	2024
Within 1 Year	$429,062	$513,751
2 Year	363,409	259,610
3 Year	271,163	334,829
4 Year	297,712	249,094
5 Year	379,657	266,592
6 Year	539,542	367,826
7 Year	247,946	595,721
8 Year	202,051	227,444
9 Year	413,574	198,420
10 Year	429,953	379,742
11-25 Years	15,934,027	14,197,001
>25 Years	9,104,575	8,227,099

The following assumptions have been adopted for Plan B’s actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as of December 31, 2025 and 2024 as follows.

	As of December 31,
Age Group (Years)	2025	2024
Below 31	21%	22%
31-40	14%	15%
41-50	9%	12%
Above 50	0%	0%

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 2.5% per year based on the zero coupon yield rate of government bonds in Thailand from the Thai Bond Market Association (Thai BMA) as of December 31, 2025. Duration (or single weighted average remaining time to retire) is 26.02 years.

2.	Salary Increase Rate: 2.0% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Movement in the present value of Plan B’s retired benefit obligation:

	As of December 31,
	2025	2024
Defined benefit obligations at January 1,	$20,938	$25,915
Benefits paid during the year	-	(10,163)
Current service costs	695	5,079
Interest	24	399
Past service cost and loss on settlement	-	9,729
Actuarial gain	(20,967)	(9,805)
Exchange differences	1,074	(216)
Defined benefit obligations at December 31,	$1,764	$20,938

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

For the year ended December 31, 2025

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$1,483	$(281)	-15.91	-1	$2,113	349	19.78
Salary Increase Rate	1	1,995	231	13.10	-1	1,578	(186)	-10.54
Turnover Rate	1	1,559	(205)	-11.61	-1	1,947	183	10.40
Life Expectancy	+1 Year	1,770	6	0.33	-1 Year	1,758	(6)	-0.34

For the year ended December 31, 2024

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	$18,348	$(2,590)	-12.37	-1	$24,001	3,063	14.63
Salary Increase Rate	1	23,546	2,608	12.46	-1	18,711	(2,227)	-10.63
Turnover Rate	1	19,029	(1,909)	-9.12	-1	22,192	1,254	5.99
Life Expectancy	+1 Year	20,992	54	0.26	-1 Year	20,884	(54)	-0.26

Maturity profile of the defined benefit obligation as of December 31, 2025 and 2024, are as follow:

	As of December 31,
Year	2025	2024
Within 10 Years	$-	$-
11-25 Years	42,794	220,881
>25 Years	108,776	203,717

16.	SHAREHOLDERS’ EQUITY

Equity transactions in fiscal year 2025:

On March 31, 2025, the Company entered into a Marketing Services Agreement (the “Marketing Services Agreement”) with Outside the Box Capital Inc. (“OTB”), pursuant to which the Company agreed to issue $150,000 of restricted Ordinary Shares of the Company, calculated at the closing price as of March 31, 2025, to OTB as consideration for its services provided under the Marketing Services Agreement. On March 31, 2025, the Company issued 151,256 restricted Ordinary Shares of the Company to OTB.

On April 11, 2025, the Company issued an aggregate number of 1,306,500 restricted ordinary shares to officers and certain employees for their service performed in 2024.

For the twelve months ended December 31, 2025, the Company issued 5,086,836 Ordinary Shares pursuant to the 2024 ATM offering for gross proceeds of $6,932,230. The Ordinary Shares were sold at prevailing market prices, for an average price per share of $1.36. Pursuant to the At the Market Offering Agreement (“ATM Agreement”, a cash commission of $173,306 on the aggregate gross proceeds raised was paid to the H.C. Wainwright & Co., LLC (the “Sales Agent”) in connection with its services under the AMT Agreement.

On December 15, 2025, the Board of Directors authorized and declared the grant of one right (a “Right”) for each outstanding ordinary share, par value $0.12 per share, of the Company to shareholders of record as of the close of business on December 15, 2025. The Rights Agreement is designed to protect shareholders from coercive or otherwise unfair takeover tactics and to enable all shareholders to realize the long-term value of their investment in the Company. The accounting treatment will be applied upon actual occurrence.

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

In connection with the restricted ordinary shares issued on June 16, 2022 as a deposit to acquire 100% of the equity interests in seven Kewei Group companies, such acquisition was terminated on September 13, 2022 and on February 13, a total of 243,000 shares were returned and cancelled.

In connection with an asset purchase agreement entered between the Company and Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) on December 21, 2022 to purchase certain of Shenzhen Kewei’s robot-related business assets in China (Note 1), on March 1, 2023, a total of 262,500 restricted ordinary shares were issued to the shareholders of Shenzhen Kewei.

In connection with the conversion of the convertible note with Streeterville Capital, LLC (“CVP”), the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023.

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

In connection with the Loan Conversion Agreement with WK Venture, WK Venture agreed to convert the entire loan amount and accrued unpaid interest to the Company’s ordinary shares at a conversion price of $5.40 per share. The Company issued 2,947,150 ordinary shares to WK Venture in October 2023.

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

17.	STOCK-BASED COMPENSATION

Stock-based compensation in fiscal year 2025:

On December 24, 2025, the Company granted an aggregate number of 1,480,000 restricted ordinary shares to officers and certain employees based on their performance in 2025 under the Company’s 2022 Equity Incentive Plan. This stock-based compensation expense amounting to $1,050,800 based on the share price on the grant date was recorded on the Company’s consolidated statements of profit or loss for the year ended December 31, 2025.

During 2025, the Company issued 151,256 restricted Ordinary Shares to an external marketing agent for consideration of their services. The expense related to these shares was recorded under the stock-based compensation amounting to $150,000.

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

During 2024, the Company issued 69,445 restricted Ordinary Shares to an external marketing agent for consideration of their services. The expense related to these shares was recorded under the stock-based compensation amounting to $75,000.

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

18.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the years ended December 31,
	2025	2024 (Restated)	2023 (Restated)
Staff expense	$5,294,987	$5,888,731	$5,714,107
Professional fees	1,074,759	1,026,477	1,412,664
Depreciation and amortization expense	790,368	807,114	2,194,273
Rental expense	223,132	178,659	376,811
Travelling and entertainment expense	170,986	282,908	414,308
Other service fees	123,451	230,619	322,894
Other expenses*	1,129,957	536,282	1,118,722
	$8,807,640	$8,950,790	$11,553,779

*	Other expenses mainly comprised of utilities expense, repairs and maintenance, office expenses, stamp duties, training costs, etc.

19.	LEGAL RESERVE

Thailand

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is at least 10% of the registered share capital. The legal reserve is non-distributable. The Company reserve has met the legal reserve requirement of $223,500 as of December 31, 2025 and 2024.

The PRC

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2025 and 2024, the Company did not accrue any legal reserve.

20.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company during the three years ending December 31, 2025:

Name of related parties	Relationship with the Company
Shenzhen Zhonghe Energy Storage Technology Co., Ltd.	Controlled by Olivia Wang
Shenzhen Hechu Enterprise Management Partnership (Limited Partnership)	Controlled by Olivia Wang
Shanxi Ji’an Technology Prevention Co., Ltd.	Controlled by Olivia Wang
Tu Jingyi (“Mr. Tu”)*	Shareholder of the Company
Shenzhen Intelligent Guardforce Robot Technology Co., Limited*	Controlled by Mr. Tu
Shenzhen Kewei Robot Technology Co., Limited*	Controlled by Mr. Tu
Guardforce Holdings (HK) Limited*	Controlled by Mr. Tu’s father
GF Technovation Company Limited*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce Security (Thailand) Company Limited*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
Guardforce Aviation Security Company Limited*	Mr. Tu’s father is the majority shareholder of its ultimate holding company
InnoAI Technology (Shenzhen) Co., Ltd.**	Controlled by Jia Lin, President of the Company

*	As of December 31, 2025, these companies are no longer considered to be related parties.

**	On May 13, 2024, the Company entered into a Share Transfer Agreement (“InnoAI Agreement”) to acquire 100% of the equity interests in InnoAI. Pursuant to the InnoAI Agreement, InnoAI became a wholly owned subsidiary of the Company.

Related party transactions:

		For the years ended December 31,
	Nature	2025	2024	2023
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$-	$446,098	$918,536
Guardforce Aviation Security Company Limited	(b)	-	957	1,643
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(c)	-	-	6,178
Shenzhen Kewei Robot Technology Co., Limited – Purchases	(d)	-	-	93,633
InnoAI Technology (Shenzhen) Co., Ltd.	(e)	-	-	49,000
		$-	$447,055	$1,068,990

Service/ Products delivered to related parties:
GF Technovation Company Limited	(f)	-	-	231
Shenzhen Kewei Robot Technology Co., Limited	(g)	-	4,668	68,594
		$-	$4,668	$68,825
Repayment of borrowings:
Tu Jingyi	(h)	-	1,591,825	-
Guardforce Holdings (HK) Limited	(h)	-	1,712,962	-
		$-	$3,304,787	$-

The Company did not have any related party transactions for the year ended December 31, 2025.

Nature of transactions from the years ended December 31, 2024 and 2023:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company.

(b)	Guardforce Aviation Security Co., Ltd. provided escort services to the Company.

(c)	The Company purchased robots from Shenzhen Intelligent Guardforce Robot Technology Co., Limited.

(d)	The Company purchased robots from Shenzhen Kewei Robot Technology Co., Limited.

(e)	On May 13, 2024, the Company entered into a Share Transfer Agreement to acquire 100% of the equity interests in InnoAI. Pursuant to the InnoAI Agreement, InnoAI became a wholly owned subsidiary of the Company.

(f)	The Company sold robots to GF Technovation Company Limited.

(g)	The Company rented robots to Shenzhen Kewei Robot Technology Co., Limited.

(h)	Pursuant to a settlement agreement with Tu Jingyi (“Mr. Tu”) dated March 22, 2024, the Company had fully paid off these borrowings in cash on May 3, 2024.

Key management personnel compensation:

For the fiscal year ended December 31, 2025 and 2024, the aggregate cash compensation and benefits that were paid to the key management personnel, who are the directors and senior management of the company was $1.4 million and $1.5 million and the share based compensation that were granted to them was $1.0 million and $1.4 million.

21.	CONSOLIDATED SEGMENT DATA

Selected information by segment from continuing operations is presented in the following tables for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
Revenues(1)
Secured Logistics Business	$34,950,014	$32,436,289	$31,892,550
AI&Robotics Solution Business	282,687	198,902	757,284
	$35,232,701	$32,635,191	$32,649,834

	For the years ended December 31,
	2025	2024	2023
Revenues
Thailand	$35,086,635	$32,510,204	$31,930,845
Other countries	146,066	124,987	718,989
	$35,232,701	$32,635,191	$32,649,834

(1)	Revenue excludes intercompany sales.

	For the years ended December 31,
	2025	2024 (Restated)	2023 (Restated)
Operating profit /(loss)
Secured Logistics Business	$966,279	$798,461	$(1,895,092)
AI&Robotics Solution Business	(1,587,863)	(629,446)	(21,805,386)
Corporate and others (1)	(5,255,740)	(6,876,056)	(4,697,597)
Operating loss from continuing operations	$(5,877,324)	$(6,707,041)	$(28,398,075)
Total other income from three segments	133,253	353,821	437,608
Foreign exchange gains/(losses), net:
- Secured Logistics Business	13,433	29,410	241,813
- AI&Robotics Solution Business	596	(10,295)	55,567
- Corporate and others	(33,854)	(13,354)	7,646
Finance income/(costs), net
- Secured Logistics Business	(146,095)	(81,014)	(510,818)
- AI&Robotics Solution Business	(1,453)	(37,555)	(14,431)
- Corporate and others	618,922	457,456	(127,268)
Loss before income tax from continuing operations	(5,292,522)	(6,008,572)	(28,307,958)
Provision for income tax (expense)/benefit	6,394	125,925	(434,320)
Net loss for the year from continuing operations	(5,286,128)	(5,882,647)	(28,742,278)
Net (loss)/profit for the year from discontinued operations	(1,356,923)	37,947	(847,104)
Net loss for the year	(6,643,051)	(5,844,700)	(29,589,382)

Net loss for the year attributable to:
Net loss attributable to equity holders of the Company	(6,657,185)	(5,864,165)	(29,571,661)
Net profit/(loss) attributable to non-controlling interests	14,134	19,465	(17,721)
Net loss for the year	(6,643,051)	(5,844,700)	(29,589,382)

(1)	Includes impairment of goodwill on acquired subsidiaries, non-cash compensation expense, professional fees and consultancy fees for the Company. Non-cash stock-based compensation expense of $1,350,800, $1,849,356 and $1,101,800 for the years ended December 31, 2025, 2024 and 2023 was solely attributable to the Corporate and others segment, respectively.

Depreciation and amortization by segment for the year ended December 31, 2025, 2024 and 2023 are as follows:

	For the years ended December 31,
	2025	2024	2023 (Restated)
Depreciation and amortization:
Secured Logistics Business	$2,847,646	$2,738,007	$3,256,128
AI&Robotics Solution Business	407,311	370,478	1,738,571
Corporate and others	30,927	7,729	-
	$3,285,884	$3,116,214	$4,994,699

Total assets by segment as of December 31, 2025 and 2024 are as follows:

Total assets

	As at December 31,
	2025	2024
Secured Logistics Business	$25,890,499	$21,448,136
AI&Robotics Solution Business	3,770,157	1,979,695
General Security Solutions*	1,150,324	3,837,511
Corporate and others	18,282,830	17,427,077
	$49,093,810	$44,692,419

*	As of December 31, 2025, the total assets for general security solutions segment were presented as assets held for sale on the consolidated balance sheets.

Total liabilities

	As at December 31,
	2025	2024
Secured Logistics Business	$12,827,644	$9,837,999
AI&Robotics Solution Business	612,216	959,205
General Security Solutions*	1,111,804	1,485,464
Corporate and others	435,011	420,483
	$14,986,675	$12,703,151

*	As of December 31, 2025, the total liabilities for general security solutions segment were presented as liabilities directly associated with the assets held for sale on the consolidated balance sheets.

Total non-current assets other than financial instruments and deferred taxes by geographical segment as of December 31, 2025 and 2024 are as follows:

Total non-current assets

	As at December 31,
	2025	2024
The PRC (including Hong Kong and Macau)	$1,312,730	$2,993,136
Thailand	7,356,628	5,024,077
Other countries	-	147,479
	$8,669,358	$8,164,692

22.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings	Lease liabilities	Total

At January 1, 2023	$17,081,434	$4,745,953	$21,827,387

Cash-flows:
-Repayment	(2,890,252)	-	(2,890,252)
-Interest paid	1,895,151	-	1,895,151
-Capital element of lease rentals paid	-	(2,249,306)	(2,249,306)
-Interest element of lease rentals paid	-	(402,844)	(402,844)

Non-cash:
-Loan conversion agreement	(15,914,615)	-	(15,914,615)
-Entering into new leases	-	922,578	922,578
-Exchange adjustments	209,933	6,135	216,068
At 31 December 2023	$381,651	$3,022,516	$3,404,167

	Borrowings	Lease liabilities	Total

At January 1, 2024	$381,651	$3,022,516	$3,404,167

Cash-flows:
-Repayment	(330,180)	-	(330,180)
-Interest paid	(13,386)	-	(13,386)
-Capital element of lease rentals paid	-	(1,899,078)	(1,899,078)
-Interest element of lease rentals paid	-	(144,451)	(144,451)

Non-cash:
-Entering into new leases	-	1,580,321	1,580,321
-Exchange adjustments	6,147	1,521	7,668
At 31 December 2024	$44,232	$2,560,829	$2,605,061

	Borrowings	Lease liabilities	Total

At January 1, 2025	$44,232	$2,560,829	$2,605,061

Cash-flows:
-Repayment	(46,360)	-	(46,360)
-Interest paid	(524)	-	(524)
-Capital element of lease rentals paid	-	(3,074,617)	(3,074,617)
-Interest element of lease rentals paid	-	(183,293)	(183,293)

Non-cash:
-Entering into new leases	-	4,511,630	4,511,630
-Exchange adjustments	2,652	408,391	411,043
At 31 December 2025	$-	$4,222,940	$4,222,940

23.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has entered into employment agreements with its executives and directors. While most of these agreements provide for fixed terms, with the latest expiring on May 31, 2027, and include automatic renewal options for varying terms of one or three years unless terminated by either party, one of our executive’s employment agreements is for an indefinite term. Future payments for all employment agreements, including the annual commitment for the indefinite term agreement, as of December 31, 2025 and 2024, are presented in the table below.

	As of December 31,
	2025	2024
Years ending December 31:
2025	$-	$825,000
2026	1,330,000	365,000
2027	1,213,333	365,000
Total minimum payment required	$2,543,333	$1,555,000

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of December 31, 2025 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period
			Less than			More than
Contractual Obligations	Nature	Total	1 year	1-2 years	3-5 years	5 years
Service fee commitments	(a)	$659,360	$247,260	$412,100	$-	$-
Operating lease commitments	(b)	121,177	76,722	44,455	-	-
		$780,537	$323,982	$456,555	$-	$-

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander is comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which will expire in August 2028.

(b)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

The Company’s contracted expenditures commitments as of December 31, 2024 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period
			Less than			More than
Contractual Obligations	Nature	Total	1 year	1-2 years	3-5 years	5 years
Service fee commitments	(a)	$151,320	$151,320	$-	$-	$-
Operating lease commitments	(b)	311,107	163,775	135,045	12,287	-
		$462,427	$315,095	$135,045	$12,287	$-

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander is comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which will expire in August 2025.

(b)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

Bank guarantees

As of December 31, 2025 and 2024, the Company did not have commitments with banks for bank guarantees.

24.	CONCENTRATIONS

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
	2025	% of revenue	2024	% of revenue	2023	% of revenue
Company A	$8,414,291	23.9%	$7,582,800	23.2%	$7,548,954	23.1%
Company B	5,110,480	14.5%	4,980,593	15.3%	5,332,493	16.3%
Company C	6,986,855	19.8%	5,620,545	17.2%	4,928,204	15.1%
	$20,511,626	58.2%	$18,183,938	55.7%	$17,809,651	54.5%

Details of the customers which accounted for 10% or more of trade receivables are as follows:

	As of December 31,
	2025	% account receivable	2024	% account receivable
Company A	$796,476	16.1%	$1,083,721	18.3%
Company B	792,340	16.0%	1,301,680	22.0%
Company C	652,121	13.2%	502,807	8.5%
Company D	598,330	12.1%	680,201	11.5%
	$2,839,267	57.4%	$3,568,409	60.3%

25.	DISCONTINUED OPERATIONS

On December 25, 2025, the Company entered into a Sale and Purchase Agreement (the “Purchase Agreement”) to divest its General Security Business (Beijing Wanjia). At December 31, 2025, Beijing Wanjia was classified as a disposal group held for sale and as a discontinued operation. The business of Beijing Wanjia represented the entirety of the Company’s General Security operating segment, which is excluded from the Company’s segment reporting for the year ended December 31, 2025.

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

The results of discontinued operations for the years ended December 31, 2025, 2024 and 2023 are presented below.

	For the years ended December 31,
	2025	2024 (Restated)	2023 (Restated)
Revenue	$2,408,160	$3,808,452	$4,426,401
Cost of sales	(1,504,688)	(2,375,591)	(2,554,850)
Gross profit	903,472	1,432,861	1,871,551
Provision for expected credit losses on trade receivables and other receivables	-	-	(802,556)
Impairment loss on goodwill	(384,639)	-	-
Impairment loss on intangible assets	(603,677)	-	-
Research and development expense	(197,554)	(202,337)	(169,511)
Selling, general and administrative expenses	(1,035,852)	(1,210,108)	(1,770,609)
Operating (loss)/income	(1,318,250)	20,416	(871,125)
Other income, net	16,968	15,454	24,541
Foreign exchange gains	-	-	423
Gain on disposal of subsidiary	-	3,608	-
Finance income/(costs), net	169	(1,531)	(943)
Provision for income tax expense	(55,810)	-	-
Net (loss)/profit from discontinued operations	$(1,356,923)	$37,947	$(847,104)

	For the years ended December 31,
	2025	2024 (Restated)	2023 (Restated)
Currency translation differences	$6,444	$(17,449)	$(35,134)
Other comprehensive income/(loss)	6,444	$(17,449)	$(35,134)

The following assets and liabilities were reclassified as held for sale in relation to the discontinued operation as of 31 December 2025:

As of December 31, 2025
Assets
Cash and cash equivalents	$32,132
Trade receivables	549,645
Inventories	135,683
Property, plant and equipment	15,100
Intangible assets, net	314,162
Other current and non-current assets	103,602
Assets held for sale	1,150,324

Liabilities
Trade payables and other current liabilities	(1,111,804)
Liabilities directly associated with assets held for sale	(1,111,804)
Net assets directly associated with assets held for sale	$38,520

The following table summarizes the key cash flow components of discontinued operations for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025	2024 (Restated)	2023 (Restated)
Net cash (outflows)/inflows from operating activities	$(277,741)	$96,236	$187,321
Net cash outflows from investing activities	(4,886)	(35,191)	(11,750)
Net cash (outflows)/inflows from financing activities	-	(141,707)	140,019
Net (decrease)/increase in cash and cash equivalents	(282,627)	(80,662)	315,590
Effect of movements in exchange rates on cash held	6,192	(9,465)	(1,368)
Cash and cash equivalents at beginning of year	308,567	398,694	84,472
Cash and cash equivalents at the end of the year	$32,132	$308,567	$398,694

26.	SUBSEQUENT EVENTS

On January 9, 2026, the Company completed the disposal of its 100% equity interest in Beijing Wanjia. At December 31, 2025, Beijing Wanjia was classified as a disposal group held for sale and as a discontinued operation.

On February 20, 2026, the Company announced that its Board of Directors has approved a Share Repurchase Program with authorization to purchase up to $5 million of the Company’s outstanding ordinary shares. As of the date of this report, the Company has not repurchased any shares.

On February 9, 2026, the Company entered into a non-binding Letter of Intent (“LOI”) to acquire 100% of the issued and outstanding share capital of MGAI Limited (“MGAI”), a pioneer in AI-driven solutions for speech therapy, developmental management, and rehabilitation services. On February 26, 2026, pursuant to the LOI, the Company and Robot Service Hong Kong entered into a Sale and Purchase Agreement with All AI Co., Limited to acquire 10,000 ordinary shares representing all of the issued and outstanding share capital of MGAI (the “Sale Shares”) to acquire MGAI’s 61.8489% equity interest in Shenzhen Muyan Education Technology Consulting Co., Ltd. The total consideration payable for the acquisition consists of: (i) Cash Amount of: US$300,000 in cash, payable in full at the closing of the transaction; and (ii) Consideration Shares: 5,000,000 restricted ordinary shares. The Company completed its acquisition of MGAI and transferred 5,000,000 shares on February 26, 2026 and $300,000 on April 8, 2026. The Company will account for this acquisition in accordance with IFRS 3, which requires the assets acquired and the liabilities assumed to be measured at their fair value at the date of the acquisition. The accounting for the acquisition is incomplete as of the date of our filing.

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The parent Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025 and 2024.

STATEMENTS OF FINANCIAL POSITION – PARENT COMPANY ONLY

	As of December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$16,737,104	$15,727,755
Other current assets	229,147	274,109
Long-term investment	250,001	250,001
Advance to subsidiaries	69,154,635	64,157,530
Total assets	$86,370,887	$80,409,395

Liabilities and equity

Other current liabilities	$401,223	$419,581
Payable to subsidiaries	66,821	67,593
Total liabilities	468,044	487,174

Equity
Ordinary shares – par value $0.12* authorized 300,000,000 shares, issued and outstanding 24,353,539 shares at December 31, 2025; issued and outstanding 17,808,947 shares at December 31, 2024	2,922,460	2,137,108
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	100,271,584	93,102,043
Warrants reserve	251,036	251,036
Accumulated deficit	(17,492,237)	(15,517,966)
Capital & reserves attributable to equity holders of the Company	85,902,843	79,922,221
Total liabilities and equity	$86,370,887	$80,409,395

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE LOSS – PARENT COMPANY ONLY

	For the years ended December 31,
	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$-	$-	$-
Cost of sales	-	-	-
Gross margin	-	-	-

Stock-based compensation expense	(1,350,800)	(1,849,356)	(1,101,800)
Administrative expenses	(2,210,664)	(3,052,961)	(2,931,064)
Loss from operations	(3,561,464)	(4,902,317)	(4,032,864)

Other (loss)/income, net	(79,254)	(324,186)	685,887
Finance income/(cost), net	1,666,541	1,438,099	(127,267)
Net loss on foreign exchange	(94)	(17,811)	8,420
Net loss and total comprehensive loss attributable to equity holders of the Company	$(1,974,271)	$(3,806,215)	$(3,465,824)

STATEMENTS OF CASH FLOWS – PARENT COMPANY ONLY

	For the years ended December 31,
	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(1,974,271)	$(3,806,215)	$(3,465,824)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation expense	1,350,800	1,849,356	1,101,800
Finance (income)/cost, net	(1,666,541)	(1,438,099)	127,267
Changes in operating assets and liabilities:
Decrease/(Increase) in other current assets	70,493	(210,911)	(166,740)
Decrease/(Increase) in amount due from related parties	-	3,311,266	(310,419)
Increase in other advance to subsidiaries	(3,948,197)	(7,433,741)	(1,899,011)
(Decrease)/Increase in trade and other current liabilities	(18,358)	40,261	1,209,320
Decrease in amount due to related parties	-	(3,300,212)	(1,733,721)
(Decrease)/Increase in payable to subsidiaries	(772)	60,172	(213,836)
Net cash used in operating activities	(6,186,846)	(10,928,123)	(5,351,164)

Investing activity:
Interest received	592,101	504,516	-
Net cash provided by an investing activity	592,101	504,516	-

Financing activities
Proceeds from issue of shares	6,604,094	10,399,732	20,867,386
Proceeds from exercise of warrants	-	-	506,693
Cash repayment for a convertible note	-	-	(554,238)
Cash paid for the cancellation of fractional shares	-	-	(49,664)
Net cash provided by financing activities	6,604,094	10,399,732	20,770,177

Net increase/(decrease) in cash and cash equivalents	1,009,349	(23,875)	15,419,013
Cash and cash equivalents at beginning of year	15,727,755	15,751,630	332,617
Cash and cash equivalents at end of year	$16,737,104	$15,727,755	$15,751,630